Exhibit 99.1

OUR EARTH

OUR GROWTH

THE SUSTAINABLE WAY

INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-2020

Resources That Grow Nations

ABOUT VEDANTA LIMITED

Vedanta Limited (Vedanta, VEDL), a subsidiary of Vedanta Resources Limited, is one of the world’s leading natural resources companies with significant operations in oil & gas, zinc, lead, silver, copper, iron Ore, steel, and aluminium & power, across India, South Africa, Namibia, and Australia.

OUR REPORTING SUITE

Vedanta Resources Limited Sustainability Report (SR) 2018-19

Information coverage: Disclosures on triple bottom line performance

Standards/guidelines used: Global Reporting Initiative (GRI) Standards

Vedanta Limited Tax Transparency Report (TTR) 2018-19

Information coverage: Voluntary disclosure of profits made and taxes paid (only Indian Company to publish a TTR)

Standards/guidelines used: Indian Accounting Standards (Ind AS)

Vedanta Limited Integrated Report (IR) and Annual Accounts 2018-19

Information coverage: Holistic disclosure of performance and strategy

Standards/guidelines used: International Integrated Reporting <IR> Framework, Indian Accounting Standards (Ind AS), Indian Secretarial Standards

ABOUT THE REPORT

Inspired by our values, we remain committed to disclosing relevant information pertaining to our material issues, with highest standards of transparency and integrity. It is towards this end that we continue to communicate our annual performance and future strategy through Integrated Reporting <IR>. This is our third such report, prepared in accordance with the International Integrated Reporting <IR> Framework, outlined by the International Integrated Reporting Council (IIRC).

Our <IR> journey commenced in FY2018 and we were one of the very first natural resources companies in India to publish an integrated report. These reports are prepared to assist our stakeholders, primarily the providers of financial capital, to make an informed assessment of our ability to create value over the short, medium and long term. They strive to demonstrate our confidence, capacity to grow and our ability to deliver on set strategies that can drive significant financial and non-financial value for everyone.

SCOPE AND BOUNDARY

This report covers the reporting period from 1 April 2019 to 31 March 2020 and provides 360° information on Vedanta Limited (Vedanta, VEDL), a subsidiary of Vedanta Resources limited.

It provides an overview of operations across our business units, namely, Zinc-Lead-Silver, Oil & Gas, Aluminium, Power, Iron Ore, Steel and Copper. Our assets are spread across India, South Africa and Namibia, and across the value chain comprising exploration, asset development, extraction, processing and value accretion activities.

This report aims to provide a concise explanation of VEDL’s performance, strategy, operating model, business outputs and outcomes using a multi-capital approach. It includes measures of engagement with identified material stakeholder groups and outlines the organisation’s governance framework, together with our risk-mitigation strategy.

APPROACH TO MATERIALITY

This report contains information that we believe is of interest to our stakeholders and presents a discussion around matters that can impact our ability to create value over the short, medium and long terms.

APPROACH TO STAKEHOLDER ENGAGEMENT

Our stakeholders are those individuals or organisations who have an interest in, and/or whose actions impact our ability to execute our strategy. We periodically engage with different stakeholder groups and actively respond to their concerns and issues.

ANNUAL ACCOUNTS

This report should be read in conjunction with the annual accounts (page 271 to 502) to gain a complete picture of VEDL’s financial performance.

The consolidated and standalone financial statements in our printed report have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under the Companies (Indian Accounting Standards) Rules, 2015 (as amended from time to time) and have been independently audited by by S.R.Batliboi & Co. LLP. The Independent Auditor’s Report for both consolidated and standalone financials can be found on page 271 and 376 respectively.

BOARD AND MANAGEMENT ASSURANCE

The Board of Directors and the Company’s management acknowledge their responsibility to ensure the integrity of information covered in this report. They believe, to the best of their knowledge, that this report addresses all material issues and presents the integrated performance of VEDL and its impact in a fair and accurate manner. The report has therefore been authorised for release on 06 June 2020.

OUR EARTH, OUR GROWTH.

THE SUSTAINABLE WAY.

At Vedanta, we unearth and harness the infinite potential of natural resources in the most sustainable manner to enable a better world for all.

Our brand promise is built on the premise that everything we enjoy on Earth comes from beneath it. It’s these resources that help us live, grow and sustain. We are in the business of exploring and transforming natural resources sustainably with a long-term growth focus. We follow sustainable & responsible exploration and mining practices, to fulfil India’s natural resource requirements and contribute to the nation’s resource sufficiency.

Our strategy is to focus on all-round operational excellence, allocate capital judiciously, maintain a resilient balance sheet, augment our Reserves and Resources (R&R) base, identify and deliver on growth opportunities. In doing so, we create lasting value, led by state-of-the-art technology, a zeal for innovation, an expert workforce and an unflinching commitment to sustainability.

TABLE OF CONTENTS

06-115	INTEGRATED REPORT OVERVIEW

	Vedanta at a glance	6
	Group highlights	14
	Investment case	16
	Chairman’s statement	18
	CEO’s message	22

	CASE STUDIES

	Vedanta Aluminium (Lanjigarh)	26
	Hindustan Zinc Limited	28
	Cairn Oil and Gas	30

	INTEGRATED APPROACH

	Value-creation model	32
	Strategic framework	36
	Key performance indicators	40
	Business risks	44
	Board of directors	52
	Management committee	56
	Executive committee	58

	SUSTAINABILITY AND ESG

	Managing our business sustainability	64
	Firm foundation for lasting value	66
	Our sustainability management approach	70
	Stakeholder engagement	72
	Materiality assessment	74
	Environmental stewardship	78
	Social focus	86
	Safety	94
	People and culture	98
	Business responsibility report mapping	104

	AWARDS AND ACCOLADES	112

116-167	MANAGEMENT REVIEW

	Market review	116
	Management discussion and analysis	128

168-270	STATUTORY REPORTS

	Directors’ report	168
	Report on corporate governance	226

271-502	FINANCIAL STATEMENTS

	Standalone financials	271
	Consolidated financials	376

VEDANTA AT A GLANCE

A WORLD-CLASS

NATURAL RESOURCES

POWERHOUSE

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Vedanta Limited is one of the world’s largest suppliers of natural resources, with primary operations in zinc-lead-silver, iron ore, steel, copper, aluminium, power, oil & gas. Our strategic capabilities and alliances are singularly focused on creating and preserving value for our esteemed clients and the wider stakeholder fraternity. Together, we help the world grow in a responsible manner.

Our portfolio of world-class, low-cost, scalable assets consistently generate strong profitability and deliver robust cash flows. Our core divisions have industry-leading market shares, and we continuously strive to raise the bar across our wide canvas of operations.

~80,000	3.26 million	~₹32,400 crore
People engaged	CSR programme beneficiaries	Total contribution to the national exchequer

₹83,545 crore	₹21,061 crore	Largest
Revenue	EBITDA	Natural resources Company in India

₹6,122 crore	₹7,130 crore	9 million+ tCO2e
Net profit after tax before exceptional items	Free cash flow (post-capex)	in avoided emissions, over the last eight years, as a result of our Greenhouse Gas (GHG) reduction programme

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VEDANTA AT A GLANCE

WHAT WE DO

OUR VALUE CHAIN

EXPLORATION

We have consistently added more to our Reserves and Resources (R&R) through brownfield and greenfield activities. This helps us to extend the lives of our existing mines and oilfields.

ASSET DEVELOPMENT

We have a strong track record of executing projects on time and within budget. We take special care to develop the resource base to optimise production and increase the life of the resource. We also strategically develop processing facilities.

EXTRACTION

Our operations are focused on exploring and producing metals, extracting oil& gas and generating power. We extract zinc-lead-silver, iron ore, steel, copper and aluminium. We have three operating blocks in India producing oil & gas.

PROCESSING

We produce refined metals by processing and smelting extracted minerals at our zinc, lead, silver, copper, and aluminium smelters, and other processing facilities in India and Africa. For this purpose, we generate captive power as a best practice measure and sell any surplus power.

VALUE ADDITION

We meet market requirements by converting the primary metals produced into value added products such as sheets, rods, bars, rolled products, etc. at our zinc, aluminium and copper businesses.

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WELL-RESOURCED TO CREATE LONG-TERM VALUE

255.1 million tonnes	73.07 million tonnes	1,194 mmboe	6.5 million tonnes
Zinc ore reserves	Iron ore reserves	Oil & gas reserves & resources	Bauxite reserves

WHAT DRIVES US

OUR PURPOSE

Our values nurture our culture and underpin our growth and success for the long term. Our ~80,000 strong workforce knows what is critical, how we work together as a team and the way in which growth and sustainable development are at the centre of what we do.

These are universal values, which guide us as we expand into unexplored markets and countries. Our people are our best brand ambassadors, who are empowered to drive excellence and innovation and we demonstrate world-class standards of governance, safety, sustainability and social responsibility.

Our business was built with a simple mission envisioned by the Group’s Chairman, Anil Agarwal: To create a leading global natural resource Company. We also make significant contributions to society as we continue to create jobs, thus supporting our host communities through our various social programmes in the areas of childcare, health, education and women empowerment. As one of the largest contributors to the national exchequer, we create and distribute significant value along our entire supply chain.

WHAT UNDERPINS US

OUR CORE VALUES

Trust	Care	Integrity	Entrepreneurship

Innovation	Respect	Excellence

Refer to People & Culture Section on Page 98-103.

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VEDANTA AT A GLANCE

A SIGNIFICANT CONTRIBUTOR TO INDIA’S LARGE ECONOMY

Vedanta’s GDP Contribution

2.2% INDUCED IMPACT	Vedanta influences consumption patterns of employees and suppliers by generating jobs and creating induced impact on India’s economy, equivalent to 2.20% of the country’s GDP

0.40% DIRECT IMPACT	Vedanta directly contributes 0.40% to India’s GDP through it’s operations

1% INDIRECT IMPACT	The indirect impact of Vedanta through it’s supplier network is as large as 1% of India’s GDP

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WELL-STRUCTURED TO DELIVER VALUE-ACCRETIVE GROWTH

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VEDANTA AT A GLANCE

DELIVERING VALUE ACROSS BUSINESSES

We operate across seven key verticals and assume market-leading positions with our scale, innovation and commitment to responsible value creation.

ZINC-LEAD-SILVER	OIL & GAS	ALUMINIUM

Operates
77% market share in India’s primary zinc market	26% of India’s crude oil production	37% market share in primary Indian aluminium market

BUSINESS	BUSINESS	BUSINESS
Zinc India (Hindustan Zinc Limited - HZL) Zinc International	Cairn India	Aluminium smelters at Jharsuguda and Korba (BALCO), Lanjigarh Alumina Refinery

PRODUCTION VOLUME	PRODUCTION VOLUME	PRODUCTION VOLUME
• Zinc India (HZL)	174 kboepd	Aluminium: 1,904 kt

• Zinc: 688 kt • Silver: 610 t	(Average Daily Gross Operated Production)	Alumina: 1,811 kt

• Lead: 181 kt

Zinc International: 240 kt

EBITDA (In ₹ crore)	EBITDA (In ₹ crore):	EBITDA (In ₹ crore)
• Zinc India (HZL): 8,714	7,271	1,998

• Zinc International: 380

ASSET HIGHLIGHTS	ASSET HIGHLIGHTS	ASSET HIGHLIGHTS

•   World’s largest fully integrated zinc-lead producer

•   World’s second largest zinc mine at Rampura Agucha, India

•   6th largest silver producer in the world

•   Developing the largest undeveloped zinc deposit in the world at Gamsberg, South Africa

•   Zinc India has R&R of 403 million tonnes with mine life of ~25 years

•   Zinc International has R&R of 509 million tonnes, supporting mine life in excess of 30 years

•   HZL is a low-cost zinc producer, which lies in the first quartile of the global zinc cost curve

•   World’s longest continuously heated pipeline from Barmer to Gujarat Coast (~670 kms)

•   136 wells drilled, 41 wells hooked up in FY2020 growth phase

•   Early gas production facility ramped up to designed capacity of 90 mmscfd

•   Largest private sector oil & gas producer in India

•   Executing one of the largest polymer EOR projects in the world

•   Footprint over a total acreage of ~65,000 sq km

•   Gross proved and probable reserves and resources of 1,194 mmboe

•   Largest installed aluminium capacity in India: 2.3 million tonnes per annum (mtpa)

•   Strategically located large-scale assets with integrated power and an alumina refinery

•   37% market share among domestic primary aluminium producers

•   Emerged as the highest bidder for Jamkhani coal block, strategically located near Jharsuguda alumina smelter

APPLICATION AREAS	APPLICATION AREAS	APPLICATION AREAS
• Galvanising for infrastructure and construction sectors • Die-casting alloys, brass, oxides and chemicals	• Crude oil is used by hydrocarbon refineries • Natural gas is mainly used by the fertiliser sector

•   Used primarily in automotive, building & construction, transportation and electrical industries

•   Product portfolio includes ingots, wire rods, billets, primary foundry alloys, slabs and rolled products

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POWER	COPPER	IRON ORE & STEEL

9GW diversified power portfolio	One of India’s largest copper producers	One of the largest iron ore miners in India

BUSINESS Power plants at Talwandi Sabo, Jharsuguda and Korba	BUSINESS Copper India	BUSINESS Iron Ore India Electrosteel India

SALES VOLUME c. 11 billion kwh	PRODUCTION VOLUME 77 kt	PRODUCTION VOLUME • Pig Iron: 681 kt • Steel: 1,231 kt

EBITDA (In ₹ crore) 1,649	EBITDA (In ₹ crore) Tuticorin smelter and refinery currently not operational	EBITDA (In ₹ crore) Iron: 878 Steel: 588

ASSET HIGHLIGHTS	ASSET HIGHLIGHTS	ASSET HIGHLIGHTS

•   One of India’s largest power generators with 9GW diversified power portfolio

•   TSPL is the largest thermal power producer in of Punjab India

•   3.3 GW of commercial power generation capacity, with balance for captive usage

•   Leading producers of wind power in India: 96% thermal power and 4% from renewable energy sources

	• One of the largest copper producers in India Note: The copper plant at Tuticorin has not been operational since March 2018.	Iron Ore • Karnataka iron ore mine with R&R of 73 million tonnes, and life of 17 years • Value added business: 3 blast furnaces (0.8mtpa), 2 coke oven batteries (0.5mtpa) and 2 power plants (60MW)
Steel • Design capacity of 2.5 mtpa; • Largely long steel product

APPLICATION AREAS • 63% is for captive use while 37% is used for commercial purposes; of which c.95% is backed by long- term Power Purchase Agreements with local Indian distribution companies	APPLICATION AREAS • Used for making cables, transformers, castings, motors and castings and alloy-based products	APPLICATION AREAS • Construction, infrastructure, transport, energy, packaging, appliances and industry • Product portfolio includes pig iron, billets, TMT bars, wire rods and ductile iron pipes

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GROUP HIGHLIGHTS

A YEAR OF

CONSISTENT PERFORMANCE

FINANCIAL HIGHLIGHTS

•	Revenue at ₹83,545 crore, 8% lower y-o-y (FY2019: ₹90,901 crore) mainly driven by subdued commodity prices, lower volume at Zinc India, lower volume at Oil & Gas business and lower power sales at TSPL, partially offset by additional volumes from Gamsberg operations, higher sales volume at Aluminium business, Iron Ore Karnataka & Steel business and rupee depreciation.

•	EBITDA at ₹21,061 crore, 12% lower y-o-y (FY2019: ₹24,012 crore)

•	Robust adjusted EBITDA margin of 29% (FY2019: 30%)

•	ROCE at c.11% in FY2020 (FY2019: 13%)

•	Impairment relating to property, plant and equipment, exploration assets and claims & receivables of ₹17,636 crore (net of tax ₹11,037 crore) which mainly includes impairment at Oil & Gas Business of ₹15,907 crore, Copper Business of ₹721 crore, Iron Ore Business of ₹349 crore, Avanstrate Inc (ASI) of ₹504 crore and Fujairah Gold (FG) of ₹151 crore

•	Profit Attributable to equity holders (before exceptional items) at ₹3,995 crore (FY2019: ₹6,857 crore)

•	Free cash flow (FCF) post-capex of ₹7,130 crore (FY2019: ₹11,553 crore), driven by lower EBITDA and working capital blockage due to COVID-19 impact partially offset by cost savings, lower capex outflow and lower tax outflow

•	Gross debt at ₹59,187 crore (FY2019: ₹66,225 crore), driven by repayment of debt at Vedanta Standalone, TSPL and temporary borrowing at Zinc India, partially offset by increase in borrowing at Oil & Gas Business

•	Net debt at ₹21,273 crore (FY2019: ₹26,956 crore), primarily due to the repayment of debt, partially offset by working capital blockage due to COVID-19 and dividend payment during the year

•	Strong financial position with cash, liquid and structured investments of ₹37,914 crore (FY2019: ₹39,269 crore)

•	Crisil changed the outlook on Company’s rating (CFR) from ‘AA/Positive’ to ‘AA/Negative’ driven by subdued commodity prices.

•	India ratings changed the outlook on Company’s rating (CFR) from ‘AA/Positive’ to ‘AA/Negative’ driven by delay in deleveraging on account of fall in commodity prices and delay in volume ramp-up in zinc and oil business in March 2020. In May 2020, India Ratings downgraded the company’s rating from AA to AA-, while maintaining the outlook as negative on account of higher expected balance sheet leverage due to substantial decline in economic activity due to COVID-19 related lockdown. The negative outlook reflects prolonged subdued commodity prices in wake of COVID-19 outbreak and elevated refinancing risk.
•	Contribution to the exchequer of ~₹32,400 crore in FY2020 (FY2019: ₹42,400 crore)

•	Realised power debtors of ~₹1,000 crore at TSPL, as per the Supreme Court Order.

•	Vedanta is implementing the approved resolution plan of acquisition of Ferro Alloys Corporation Limited (FACOR) as per NCLT approval dated January 30, 2020. FACOR is in the business of producing Ferro Alloys and owns a Ferro Chrome plant with capacity of 72,000 TPA, two operational Chrome mines and 100 MW of Captive Power Plant through its subsidiary, FACOR Power Limited (FPL). The consideration payable for the acquisition of FACOR on a cash free and debt free basis is ₹10 crore as well as an equivalent of cash balance in FACOR’s subsidiary, FPL as upfront consideration and zero coupon, secured and unlisted Non- Convertible Debentures of aggregate face value of ₹270 Crores to the Financial Creditors payable equally over 4 years commencing March 2021

BUSINESS HIGHLIGHTS FY2020

Zinc India

•	Record ore production of 14.5 million tonnes, despite disruptions on account of COVID-19

•	Mined metal production of 917 kt, down 2% y-o-y

•	Refined zinc-lead production of 870 kt, down 3% y-o-y

Zinc International

•	Cost of production at US$1,665 per tonne, down 13% y-o-y

•	Increase in Gamsberg production volume from 17 kt in FY2019 to 108 kt in FY2020

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Oil & Gas

•	Average gross production of 174 kboepd for FY2020

•	Early gas production facility fully commissioned to design capacity of 90 mmscfd

•	Construction of new gas processing terminal in progress to add another 90 mmscfd

•	Liquid handing capacity upgradation by 30% in progress

•	Production Sharing Contracts (PSC) signed for Ravva block extended for 10 years

•	FTG survey completed in Assam and Kutch basins; seismic survey ongoing in OALP Blocks

•	Capex growth projects update

•	Nine rigs are currently deployed; 136 wells drilled during FY2020

•	Seven appraisal wells drilled in Vijay & Vandana, DP & MBH

•	Two new wells hooked up in Ravva adding ~10kboepd of incremental volumes

Aluminium

•	India’s highest aluminium production at 1,904 kt

•	Record alumina production from Lanjigarh refinery at 1,811 kt, up 21% y-o-y

•	FY2020 hot metal cost of production lower at US$1,690 per tonne, 14% lower y-o-y
•	Q4FY2020 hot metal cost of production significantly better at US$1,451 per tonne, 20% lower y-o-y

Power

•	Record Plant Availability Factor (PAF) of 91% at the 1,980 MW TSPL plant in FY2020

Iron Ore

•	Goa operations remains suspended during the year due to state-wide directive from the Hon’ble Supreme Court; engagement continues with the government for the resumption of mining operations

•	Production of saleable ore at Karnataka at 4.4 million tonnes, up 6% y-o-y

•	Iron Ore sales at Karnataka at 5.8 million tonnes, up 125% y-o-y

Steel

•	Record annual steel production at 1.23 million tonnes for FY2020, up 3% y-o-y

•	Robust margin of US$127 per tonne during the last quarter (~26% EBITDA margin)

Copper India

•	Due legal process being followed to achieve a sustainable restart of the operations

CONSOLIDATED GROUP RESULTS

		(₹ crore, unless stated)
Particulars	FY2020	FY2019	% change
Net Sales/Income from Operations	83,545	90,901	(8)
EBITDA	21,061	24,012	(12)
EBITDA margin[a] (%)	29%	30%	—
Profit before Depreciation and Taxes	18,220	21,432	(15)
Profit before Exceptional items	9,127	13,240	(31)
Profit after taxes	(4,743)	9,698	—
Profit after taxes (before Exceptional Items)	6,122	9,490	(36)
Attributable PAT after exceptional items	(6,664)	7,065	—
Attributable PAT (before exceptional items)	3,995	6,857	(42)
Basic earnings per share (₹/share)	(18.00)	19.07	—
Basic EPS before exceptional items (₹/share)	10.79	18.50	(42)
ROCE (%)	11.2%	12.8%
Total Dividend (₹/share)	3.9	18.85

a.	Excludes custom smelting at Copper India and Zinc India operations
b.	Exceptional Items gross of tax
c.	Tax includes tax gain on exceptional items of ₹6,521 crore on special items in FY2020 (FY2019: charge of ₹112 crore); DDT included in Tax Expense in FY2020 is Nil (FY2019: credit was NIL
d.	Previous period figures have been regrouped/rearranged wherever necessary to conform to current period presentation

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INVESTMENT CASE

WELL-POSITIONED

FOR THE FUTURE

Natural resources represent a critical growth engine for the economy. As India’s only diversified natural resources Company, we are very well positioned to make a significant contribution to the nation’s prosperity. Our investment case is focused on delivering sustainable, long-term returns to our shareholders and creating value for our larger stakeholder fraternity.

LARGE, LOW-COST AND DIVERSIFIED ASSET BASE WITH AN ATTRACTIVE COMMODITY MIX

Vedanta’s large-scale, diversified asset portfolio, with an attractive cost position in many of its core businesses, positions us to deliver strong margins and free cash flows through the commodity cycle. We have an attractive commodity mix, with strong fundamentals and leading demand growth and focus on base metals and oil. The commodity markets strengthened in the second half of this financial year, driven by improved demand factors and continuing supply- side constraints, benefiting global commodity prices, particularly Vedanta’s core commodities, including zinc, aluminium and oil & gas.

IDEALLY POSITIONED TO CAPITALISE ON INDIA’S GROWTH POTENTIAL

India is our core market and it has a huge growth potential, given that the current per capita metal consumption is significantly lower than the global average. The COVID-19 pandemic is inflicting significant human costs in India and the world. Protecting lives and allowing healthcare systems to cope have required isolation, lockdowns, and widespread closures to flatten the curve in India as in other parts of the world. Against this bleak backdrop, IMF predicts that the Indian economy is estimated to have grown by 1.9% in the financial year. However, the economy’s long-term potential remains robust, as it is likely to rebound to 7.4% in FY2021, provided the outbreak is contained and there is no recurrence. Once the economy reboots and the crisis blows over, strong liquidity in the economy and government impetus in infrastructure building, housing and industrialisation will generate demand for natural resources. The country’s high resource import bill offers significant opportunities for a diversified player like us.

The government has lately announced various policy measures to support the commodity sector, which augurs well for our operations.

We are uniquely positioned to benefit from India’s growth due to:

•	A diversified portfolio of established operations in India;

•	A strong market position as India’s largest base metals producer and largest private sector oil producer

•	An operating team with an extensive track record of executing projects and achieving growth

India’s Growth Potential

Commodity Demand Potential 2020

Source: Wood Mackenzie, IMF, IHS Markit, BMI, BP Energy Outlook 2019 Note: All commodities demand corresponds to primary demand

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WELL-INVESTED ASSETS DRIVING FREE CASH FLOW GROWTH

A significant proportion of our capital investment programme has been completed, and we are now ramping up production to take advantage of our expanded capacity. We have already started seeing the results of our investments, with Zinc India and Aluminium delivering robust production in the past year, and we expect our Zinc International, particularly the Gamsberg project, to provide further impetus to our Zinc business, going forward. In the Oil & Gas business, we have begun to implement our growth projects with a gross capex of over US$3.2 billion, and this will enable us to increase volumes in the near and medium term. These increases in production will lead to strong cash flow generation through the cycle.

OPERATIONAL EXCELLENCE AND TECHNOLOGY DRIVING EFFICIENCY AND SUSTAINABILITY

We consistently strive to improve our operations, integrate our businesses through the value chain and optimise our performance through operational efficiencies and innovative technological solutions. We also employ these tools to ensure sustainable operations and focus on delivering a positive impact for all our stakeholders and, more broadly, the society as a whole.

STRONG FINANCIAL PROFILE

Our operational performance, coupled capital allocation, has helped maintain our financial resilience. During FY2020, when it was still seen as a subdued environment for commodity prices, our focus on capital discipline and profitability allowed us to deliver:

•	Revenues of ₹ 83,545 crore and EBITDA of ₹ 21,061 crore

•	Strong ROCE of ~11.2%

•	Deleveraging and extension of our debt maturities through proactive liability management exercises
•	Strong and robust FCF of ₹ 7,130 crore

•	Cash and liquid investments of ₹ 37,914 crore

•	A strong balance sheet, with respect to ND/EBITDA and gearing, compared to our global diversified peers

•	Interim dividend of ~₹ 1,450 crores paid in FY2020

PROVEN TRACK RECORD

Our management team has a diverse and extensive range of sector and global experience, which ensures that operations are run efficiently and responsibly, with key insights. We have taken a disciplined approach to development, growing our production steadily across our operations with an ongoing focus on operational efficiency and cost savings. Since our listing in 2003, our assets have delivered an average of 15% CAGR production growth.

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CHAIRMAN’S STATEMENT

ENABLING A

WELL-RESOURCED

FUTURE

“with ample natural, human and technological resources and strong reform-focused democratic governance, India holds out hope that in the post-COVID era global businesses and investors look at reducing dependency on china. This will mean more jobs, more investments, rapid development and a great boost to the government’s ‘make in India’ initiative.”

Anil Agarwal

Chairman

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Dear Stakeholders,

It is a great honour for me to share my thoughts with you as your Company’s Chairman. This year, the Board welcomed and appointed me as the Non-Executive Chairman of Vedanta Limited. It is with great pride that I say, your Company has always been on a continuous journey of growth and expansion with best-in-class safety, benchmarked technology, and cost efficiency. We continuously ensure that we have the right management in place to drive our business and take the organisation to the next level. In line with this vision, we are pleased to announce that your Company will now be run by a guided Management Committee comprising of your Group Chief Executive Officer (CEO), Chief Financial Officer (CFO),Chief Human Resources Officer (CHRO) and Chief Commercial Officer (CCO).

I sincerely wish and pray that you all are safe at your homes. Your safety matters to us, as the world is currently grappling with an unprecedented health crisis that we all are fighting together. These are undoubtedly testing times, but it also brings to the fore the undaunted and ingenious human spirit that prevails against all challenges. We, at Vedanta, salute this human spirit and solidarity of citizens and nations across the world, and reaffirm our commitment to work towards a self-reliant and sustainable future for all.

India’s COVID response continues to be undoubtedly exemplary by global standards, and the Government of India, along with all state governments are coordinating effectively to flatten the curve. We, at Vedanta, are doing our bit in a modest way to help save lives and livelihoods. You will be happy to know that your Company has contributed ₹101 crore to the Prime Minister’s Citizen Assistance and Relief in Emergency Situations (PM-CARES) Fund. Your Company will also fund up to ₹200 crore in providing relief measures to communities across India. The contribution to PM-CARES Fund will complement Vedanta’s earlier commitment of creating a ₹100-crore corpus to cater to three specific areas - livelihood of the daily wage workers across the nation, preventive healthcare, support to its employees and contract partners across its plant locations.

Vedanta Contributed ₹101 crore to the PM-CARES Fund. The Company will also fund up to ₹200 crores in providing relief measures to communities across India.

PERFORMANCE DURING THE YEAR

As we have seen, the year was challenging, which tested our organisational mettle amidst a turbulent macro environment. However, our Company emerged stronger at the end of it, paving pathways for accelerated future growth.

The year saw us accomplishing robust production volumes in multiple segments and continued building our asset base, while improving asset integrity. We have further strengthened the Company with strong operational and productivity focus, enhanced our capital allocation framework to create long-term shareholder value and delivered a sound set of financial outcomes. It is gratifying to note that we remained cashflow positive, while maintaining a resilient balance sheet. Our work continued in an uninterrupted manner across all key result areas. As a testimony to our efforts, we also received well-accredited recognitions across governance, safety and environmental parameters, including moving up in the rankings of in the Dow Jones Sustainability Index (DJSI).

To summarise, it was a year where we could yet again validate the confidence vested in us by everyone.

A GRADUAL ECONOMIC RECOVERY

In CY2019, the global economy seemed to be on a path to recovery. This was primarily led by the bottoming out of manufacturing activity and global trade and monetary policy easing by central banks the world over. This sentiment was further bolstered at the start of CY2020, in light of the progress in

US-China trade talks and Brexit deal.

In what was expected to be a year of continued recovery, CY2020 now has a fresh challenge to combat in the form of the COVID-19 pandemic. Although it is early to ascertain its impact on global supply chains, consumer behaviour, overall business sentiment and supply-demand equations in the short term, we will have more clarity only over the medium term.

A PRO-GROWTH, PRO-BUSINESS

ENVIRONMENT IN INDIA

For India, FY2020 was characterised by several developments, including the re-election of the ruling party with an even larger mandate; the systemic identification, restructuring and tidying up of prevailing issues in the financial services sector; and the announcement of a slew of policy measures by the government.

While the clean-up applied temporary brakes on growth owing to a credit crunch, the fiscal and monetary policy announcements acted as a counterbalance, along with focus on keeping inflation under permissible limits. At the juncture that we are in, India faces its own unique opportunities and the priorities that come with it.

As we stand today, we have the reasons to believe that we are better positioned than any other nation with a visionary government, young working population, a conducive business environment and rising public expenditure.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    19

CHAIRMAN’S STATEMENT CONTINUED...

The government’s announcements made through the year and as part of the Union Budget 2020-21 are directed at setting the stage for India’s future growth. Among these, the National Infrastructure Pipeline with a projected total investment of ₹102 lakh crore (US$1.44 trillion) during the period FY2020-2025 deserves a special mention. It reinforces the government’s commitment to build an India of the future with better connectivity and better resilience. It also has a direct and positive impact on heavy industries such as ours, with expected short- to medium- term buoyancy in demand. Other measures, such as a corporate tax cut, 100% FDI in coal mining, and merger of public sector banks are also noteworthy, which are directed at boosting the business climate in the country.

METALS AND MINING – PROPELLING INDIA’S GROWTH

With large-scale infrastructure spend on the horizon, the metals and mining sector is expected to receive a boost in demand both over the short as well as longer term. This growth will be further facilitated by the National Mineral Policy 2019, launched to ensure transparency, better regulation and enforcement, and to ensure a balance between social and economic growth. The Policy touches upon contemporary issues and guides on the adoption of scientific mining, technology and innovation, and environmental and social priorities. As Vedanta, we are well aligned to these guidelines and continue to set new benchmarks in good mining practices.

VEDANTA - READY TO SERVICE THE NATION’S NEEDS

As India grows, so will its needs and aspirations. At Vedanta, we are focused on providing vital commodities that facilitate the everyday lives of Indians and service their needs. Vedanta as India’s only diversified natural resources group is presented with a unique opportunity to provide the vital commodities the country needs for infrastructure development, asset creation, mobility, housing, consumer goods and general consumption. Together with everyone, we can harness the potential of natural resources in the most sustainable manner to fuel the nation’s progress. It is with this objective that we have reinforced our positioning as ‘Vedanta, Desh ki Zarooraton ke liye.’

CONTRIBUTING TO NATION-BUILDING

At Vedanta, our business performance contributes directly to the nation’s economy. With over 40% of revenue being contributed to the national exchequer, we continue to deliver on our commitments, in the most transparent and ethical manner. We also employ closer to 80,000 on- roll and contractual personnel, thus creating a multiplier effect on the economy. According to a recent report by Institute for Competitiveness, a subsidiary of IFC (part of the World Bank Group), Vedanta’s operations contribute around ~1% to India’s GDP.

As we grow further, we continue to play a pivotal role in India’s social development stage, and maintain a strong social engagement through our corporate responsibility initiatives. During FY2020, we spent ~US$41 million, to touch the lives of over 3.26 million people.

Our core impact areas are education, health, sustainable livelihoods, women empowerment, sports and culture, environment and community development. Each of our Group companies have their own CSR agenda and they undertake associated interventions in one or more of the above impact areas. For example, BALCO actively supports the fight against cancer through its 170-bed Medical Centre in Chhattisgarh, under the aegis of Vedanta Medical Research Foundation. Our flagship CSR programme, Nand Ghar, is aimed at building modern community resource centres through the length and breadth of the nation. Conceived in association with the Ministry of Women and Child Development (MoWCD), the Nand Ghar initiative targets the empowerment of 8.5 crore children and 2 crore women across 13.7 lakh Anganwadis in India. 2019 was a milestone year for this initiative, as we witnessed the inauguration of our 1,000th Nand Ghar. By FY2021, we are planning to quadruple the number of these centres, with an unwavering commitment to giving back to the society.

A FIRM FOCUS ON SUSTAINABILITY

Our sustainability approach is strongly driven by the need to address the expectations of our stakeholders while delivering strong business performance. As a Company we are attuned to global expectations and endeavour to contribute to the fulfilment of the United Nations Sustainable Development Goals

(UN SDGs).

Our sustainable development agenda straddles four major pillars of Responsible Stewardship, Building Strong Relationships, Adding and Sharing Value, and Strategic Communications. These are developed in line with our core values, internal and external sustainability imperatives and global relevant frameworks. Our Environmental, Social and Governance (ESG) priorities are well aligned to our enterprise goals and towards this end, we are working with a target-based approach to foster an inclusive and sustainable future for all. We ensure the safety of our workforce with its associated programmes on Visible Felt Leadership, deeper engagement on safety with our business partners, and managing critical safety tasks.

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We are also managing our environmental impact through associated programmes on GHG emissions intensity reduction, tailings dam management, and recycling of our high-volume-low-effect wastes such as fly ash. We have defined a social performance framework for the organisation to secure our social licence to operate assessing the maturity of our business in the context, and driving community development activities across multiple spheres such as child education, women’s empowerment, medical infrastructure development, and sports, among others.

EMPLOYEE SAFETY, HEALTH AND WELLBEING

The safety, health and wellbeing of our employees continue to be a highly critical focus area for us. However, I regret to inform that even with a razor-sharp focus on occupational health and safety, we witnessed seven fatalities this year. One life lost is too many for us, and we have redoubled our efforts to effectively enforce a safety culture and avoid any untoward incident, going forward.

TOGETHER WE WIN

Ever since we began our journey, our culture has always been people-centric, because we believe we are only as resourceful, resilient and future ready as our people. We are committed to provide our people a safer, sustainable, inspiring and inclusive culture.

Our culture enshrines our core values and nurtures innovation, creativity and diversity. We align our business goals with individual goals and enable our employees to grow on the personal as well as the professional front. Being an equal opportunity employer, and a meritocracy – all our decisions regarding employees are based on their contribution, attitude and potential.

CHANGES IN LEADERSHIP

With a heavy heart, I would like to announce that Srinivasan Venkatakrishnan (Venkat) stepped down as the CEO and Director of the Company with effect from 5 April 2020, for personal reasons and will be re-joining his family in South Africa. Over the last two years, I have enjoyed working with Venkat to drive our vision for the Company and the country at large.

I admire Venkat for his passion, dedication, ability to connect with people and his grasp of business. Venkat is a committed leader and will be remembered for his passion for sustainability, asset integrity, development and positioning Vedanta in global markets. We would like to acknowledge and express our deep appreciation and gratitude to Venkat for his immense contribution to the Company. This year, we also had to bid adieu to Ajay Kumar Dixit, our Cairn Oil & Gas business CEO and Deshnee Naidoo, our Zinc International business CEO. Ajay superannuated from the Company at the end of his five-year term this May, while Deshnee had to leave us for personal reasons. Both led respective businesses with great zeal and passion.

We wish them the best for all their upcoming endeavours. It is my pleasure to welcome Sunil Duggal - our interim CEO, a mature and proven leader who has held key leadership positions across the Group in the last 10 years. Sunil is an industry veteran and an active member of several industry and advocacy forums. He is passionate about safety, environment and ESG. We look forward to Sunil taking the Company to greater heights. I also want to place on record my thanks to the 80,000+ people who make up the Vedanta family and who, during this year, have innovated, broken records, and driven up our output with ever-increasing efficiency.

Currently, 3.1 million people benefit from Vedanta’s US$ 41 million CSR programme. 2019 was a milestone year for our flagship Nand Ghar initiative, as we witnessed the inauguration of our 1,302nd Nand Ghar at Barmer, Cairn Oil & Gas.

WAY FORWARD

I sincerely believe that the post-COVID world will bring huge opportunities for India to secure a better place in the emerging global economic order. I also believe the ultimate ‘Make in India’ moment for our country is soon to arrive. With ample natural, human and technological resources and strong reform-focused democratic governance, India holds out hope in the post-COVID era global businesses and investors look at reducing dependency on China. This will mean more jobs, more investments, rapid development and a great boost to our ‘Make in India’ initiative.

As I look back at Vedanta’s journey so far, I can say with reasonable confidence that we have steadily grown and evolved to be an organisation creating disproportionate value for citizens of India. Even amidst a short-term environment of uncertainty, I have well-founded belief in our fundamentals, our strategy and our people, which taken together, is a powerful force to reckon with. My outlook remains positive for the country and for the Company and we are equipped to fulfil every commitment we have towards our stakeholders.

On behalf of the Board and the entire leadership team, I solicit your continued cooperation for all our present and future endeavours.

Best regards,

Anil Agarwal

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    21

CEO’S MESSAGE

PURSUING

SUSTAINABLE GROWTH

TO EMERGE STRONGER

“Vedanta has a rich legacy as India’s only diversified natural resources group. we will continue to further strengthen it in the years to come. It is a company with a strong purpose of giving back for the greater good, a track record of achievement with an equally compelling sense of selflessness. The COVID pandemic has hit the world and us in the last quarter of the year. we have taken a pro-active approach to keep our assets and people safe while ensuring optimum operations during these difficult times. During these difficult times, our efforts are aligned to the singular vision of making our communities, the state and nation self-reliant and selfsufficient.”

Sunil Duggal

Chief Executive Officer

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Dear Stakeholders,

This is my first integrated report since assuming the role as Interim Group CEO of Vedanta Limited and I am honoured and humbled to be leading our great Company which I have proudly been a part of for last ten years. I must begin by acknowledging Mr. Srinivasan Venkatakrishnan for his leadership in our Company over the last two years. Under his guidance, we built an exceptionally strong foundation that will benefit our organization long after his departure. We are grateful for his service.

Vedanta has a rich legacy as India’s only diversified natural resources group. We will continue to further strengthen it in the years to come. It is a Company with a strong purpose of giving back for the greater good, a track record of achievement with an equally compelling sense of selflessness. We strive for a positive impact on the communities we operate in. The Company has been contributing significantly to India’s growth story. We are among the top private sector contributors to the exchequer with the contribution of ₹32,400 Crore in FY2020. Vedanta’s operations contribute 1 per cent to India’s GDP as per the IFC report. Operating responsibly and ethically is an integral part of Vedanta’s core values. We deliver on our commitments to all internal and external stakeholders by demonstrating these values through our people, actions, processes and systems.

The Company is uniquely poised to grow in commodities that have rising demand especially in India, with an enviable growth pipeline which is being brought to fruition in a disciplined manner. At the core of this growth are long life, structurally low cost and diverse assets with excellent potential, as we are market leaders in most of the commodities we produce. The Company has the finest resources that the world and country have to offer - in the form of some of the world-class deposits on one hand and importantly people with entrepreneurship, capability, drive, energy and commitment to get the most out of these deposits, on the other. There is a strong technical expertise in the group with a keen focus on exploration. This is also evident by the fact that Vedanta is one of the largest employers of engineers and geologists in India. Our operating mantra remains – safety, environment, volume growth and lowest cost of production.

THE YEAR GONE BY

To describe 2020 as a dynamic year is an understatement. The macro environment has been extremely challenging with the impact of the COVID-19 pandemic. The virus outbreak which saw lockout across geographies has become one of the biggest threats to the global economy, disrupting businesses and supply chains world over. During these testing times our priority was to ensure the health and safety of our employees, contractors and stakeholders, while ensuring the business continuity to all extents possible. The full impact of this pandemic has to be further accessed in the longer term. The Company has set up a dedicated ₹ 100 crore fund as part of its endeavour to join ranks with the Government of India to combat the widespread outbreak of COVID-19 which will cater to three specific areas – Livelihood of the daily wage worker, employees & contract workers, preventive healthcare and will provide timely help to communities in and around various plant locations of the Company.

Upon evaluating the year, I would like to draw your attention to the following key operational highlights, which I’m particularly proud of:

•	Our Aluminium business continues to benefit from improved integration, currently witnessing cost of US$1,690/t even after the macro environment impact. Lanjigarh refinery recorded the highest-ever production volumes from our Alumina refinery in Lanjigarh at 1,811 kt, up 21% y-o-y at a cost of US$275/t, down 15%

•	In our Zinc business, we remain on track to become the world’s largest integrated zinc-lead-silver producer in two years while maintaining our cost leadership with record ore production of ~15 million tonnes in Zinc India, despite disruptions on account of COVID-19. At Zinc International, the Gamsberg production for the year stood at 108 kt
•	Oil & Gas average gross production was at 174 kboepd

•	Our steel business at ESL saw record annual steel production at 1.23 million tonnes for FY2020, up 3% y-o-y at an industry-leading margin of ~US$127/t during the last quarter

•	In Iron Ore, our sales from Karnataka were up 125% y-o-y at 5.8 million tonnes

•	Our balance sheet continues to be strong, and with a healthy cash- flow generation, we maintain our industry-leading Net Debt-to- EBITDA ratio of 1.00, which is lowest among Indian peers

•	Nand Ghar, our flagship CSR initiative, has crossed the 1,000 Anganwadi mark and is currently standing at a count of 1,250

•	Continuous improvements as per Golder recommendations are under implementation across all tailing dams

Operating responsibly and ethically is an integral part of Vedanta’s core values. We deliver on our commitments to all internal and external stakeholders by demonstrating these values through our people, actions, processes and systems.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    23

CEO’S MESSAGE CONTINUED...

OUR SAFETY RECORD

•	We began this financial year with a strong commitment to improve our safety performance. While there have been significant gains made across our businesses, I am deeply saddened by the loss of seven lives this year. Our LTIFR stands at 0.67 in FY2020. We have completed the incident investigations for the accidents and are taking measures to ensure repeats do not occur. The learnings from the incidents are being implemented across the business. Occupational health and safety is a non-negotiable factor for us and we are determined to achieve absolute ‘Zero Harm’ in our operations. In light of our safety incidents, there is a renewed focus by the leadership team to improve our safety performance. Three safety KPIs were taken to help us improve our journey to Zero Harm. We are making steady progress in all three areas.

•	In the area of Visible Felt Leadership

Where leaders & support personnel are mandated to spend quality time in the field performing safety interactions

•	In the area of Managing Safety Critical Tasks

That could cause a fatal or a permanent injury like Fall of Ground, Working at Heights, Confined Spaces etc

•	In the area of Business Partner engagement

We have established a committee that has the mandate to help improve the Business Partner safety performance. The committee is currently completing work on pre- qualification requirements, and on special terms and conditions that highlight Vedanta’s safety expectations for Business Partners, especially those that do heavy maintenance and construction activities at our facilities

We are confident that these measures will help stabilise our safety performance in the short term and help us move closer towards our objective of Zero Harm and Zero Fatality. As discussed above, the last quarter of FY2020 has been a time of global crisis as a result of the COVID-19 spread. We are fully committed to the safety of our employees.

Our strategy has been threefold: practice physical distancing for all essential workstreams, rely on early diagnosis for our workforce to prevent an outbreak and share knowledge and best practices across our business entities to ensure safe workplaces.

While the average footfall at our plants has been reduced significantly, our employees are actively involved in building homegrown solutions to the challenges created by COVID-19. For example, we now have non- touch based hand washing system which was built by our employees. Additional safety measures in terms of sanitiser fogging, social distancing measures through on ground marking are also in place to ensure minimum contact. We have also launched an healthcare helpline for our employees in partnership with Apollo Hospitals, through which they can tele-consult with a general physician or a psychologist.

SUSTAINABILITY, A BUSINESS AND SOCIAL IMPERATIVE

Our unwavering focus on operating a sustainable and responsible business continued to deliver results in FY2020 which was well affirmed by third-party experts. Work on improving the stability and the management of our tailings dam facilities continues. Business Units are implementing the recommendations from the audit conducted by Golder Associates in the previous year. In addition, we have updated the Tailings Dam Performance Standard and have added a detailed set of Guidance Notes that all our BUs must adhere to when managing their tailings facilities. With a view to de-risk our tailings dam facilities, we have embarked on a programme to de-water our tailings and store the dry tailings moving forward. Our Lanjigarh red mud pond has led the way early on this and HZL’s Zawar location has commenced operations with this approach during the year. We are exploring to adapt this to our Dariba and Rampura Agucha locations.

2020 also is the end-of-cycle for our GHG emissions intensity reduction target. We have managed to reduce our GHG emissions intensity by 13.83%. This is slightly below our targeted 16% reduction from a 2012 baseline and indicative of the stretch target we had taken. This reduction in equivalent to ~9 million tonnes in avoided GHG emissions. We have begun work on setting our next set of long-term GHG reduction targets and will be disclosing those numbers in the next fiscal cycle.

Read a detailed account of our ESG strategy, initiatives and performance on Page 64-111.

BUSINESS REVIEW AND OUTLOOK

Zinc

We are on track to become the world’s largest long-life, low-cost zinc-lead-silver producer in the coming two years. This is being made possible with both our Zinc India operations through HZL and our Zinc International business. At HZL, where we have fully integrated operations with matching mining and smelting capacities, we are witnessing solid output, across both zinc and silver while maintaining our cost leadership. The ramp-up of our mines is in its final phases and will significantly de-risk our future growth potential for the next few years. HZL is currently targeting an expansion of up to 1.35 MTPA and then further to 1.5 MTPA. With respect to Zinc International, the Gamsberg plant, inaugurated in 2019, is beginning to stabilize and ramp up. An expanded Gamsberg will see ore mined increase to 8 MTPA, with zinc-in-concentrate rising to 600,000 tpa. This will make Gamsberg the largest open-cast mine in South Africa, and its first fully integrated zinc manufacturing facility.

2020 marks the end-of-cycle for our GHG emissions intensity reduction target. we have managed to reduce our GHG emissions intensity by 13.83%. This reduction in equivalent to ~9 million tons in avoided GHG emissions.

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Read more on Zinc India and Zinc International on Page 132-141.

Oil & Gas

In Oil & Gas, we are monetising our existing portfolio and driving growth to the next level. We currently have 136 drilled and 41 hooked up wells. The gas production facility has also been ramped up to a design capacity of 90 mmscfd. We had a planned shut down at the Mangala processing terminal in February and have been ramping up our production since then.

Our current portfolio for exploration consists of 33 offshore and 8 onshore Open Acreage Licensing Policy (OALP) blocks, with a combined acreage of ~65,000 sq km. The full potential production expectation from this portfolio is 500 kboepd and we have committed a capex of US$800 million for the exploration phase, with 192 exploratory wells to be drilled. For Production Sharing Contract (PSC) blocks, we have a committed investment of US$135 million (Rajasthan Tight Oil Appraisal and KG- Offshore). For Rajasthan exploration, we have released an EOI for an integrated exploration and appraisal work programme.

Read more Oil & Gas on Page 142-147.

Aluminium

In what can be termed as the outcome of collective and conscious efforts, we have maintained the cost of production of Aluminium business at US$1,690/t, despite the macro environment. With respect to alumina, our Lanjigarh refinery achieved a record production of 1,811 tonnes up 21% y-o-y with costs down 15% y-o-y, with the local bauxite meeting more than 50% of our requirement. A key highlight for the year was also emerging as winners of the Jamkhani Coal Block auction, which will add to the energy security for the business. For aluminium, we continue to progress on set strategic levers that comprise coal initiatives, alumina ramp up, bauxite sourcing and others. Together, these levers have brought down our per tonne cost below US$1,500.

Read more on Aluminium on Page 148-151.

Steel

Electrosteel Steels Limited (ESL) has exhibited continued volume growth since its acquisition with the financial year production up 3% at 1,231 kt with industry leading margins at US$127/t during the last quarter of financial year.

During the year, we also acquired Ferro Alloys Corporation Limited (FACOR), which will complement and strengthen our existing steel vertical with its production of ferro alloys. Up to 20% of FACOR’s production will be used for our steel operations, which will drive significant efficiencies for us. In the near future, we are expecting a doubling of output from the steel vertical.

Read more on Steel on Page 160-163.

Iron Ore

In our Iron Ore business the production of saleable ore at Karnataka at 4.4 million tonnes, up 6% y-o-y while sales at Karnataka was at 5.8 million tonnes, up 125% y-o-y. Goa operations remain suspended due to state-wide directive from the Hon’ble Supreme Court; engagement continues with the government for a resumption of mining operations.

Read more on Iron Ore on Page 156-159.

Copper

In Tuticorin, a legal process being pursued to achieve a sustainable restart of the operations at our copper smelter.

Read more on Copper on Page 164-167.

RESOURCES AND RESERVES

As a natural resources Company, our available reserves define our value proposition and market success. As introduced at the start of this report, in our Zinc, Iron Ore and Bauxite reserves, we fall in the top decile globally for largest reserves. Further, in our Oil & Gas business, we are the largest private sector acreage holder in India.

Refer to the detailed table on Page 09.

DIVIDENDS

During the year, the Board declared dividends aggregating ~₹1,500 crore crore at ₹3.9 per equity share.

PEOPLE

During my time within the Vedanta Group, I’ve been fortunate to interact with a lot of our people, who have the talent and the passion to make a difference. It is them who give me the conviction that we are going to continue our winning streak, without losing focus on our core values and the larger purpose. Our ~80,000-strong workforce leads the way forward for us, and I thank them for all their efforts.

Read more on our people practices on Page 98-103.

OUTLOOK

As I look ahead, I can say with confidence that we are positioned to grow in our key markets and service the needs of the people. Notwithstanding the current uncertainties around COVID-19 and the ensuing impacts, we will continue to invest forward and deliver superior returns to our stakeholders.

Over the next three to five years we plan to invest ~US$9 billion across our businesses, and are expecting to grow our revenues by 30% to 40%. Once the industrial and economic scenario has found a new normal, our enviable project pipeline across all our key businesses will benefit from strong signals of resumption of the accelerated growth in India, owing to pro-growth and pro-business government policy decisions. I thank the Board and the Chairman, our people and partners, and all other stakeholders for the support you have extended to help me execute my role well. Going forward, we will continue to raise the bar with everyone and deliver results as we always have. I seek your continued guidance and support in achieving the same.

Best regards,

Sunil Duggal

Chief Executive Officer

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UNLEASHING LANJIGARH:

LINEARITY OF PERFORMANCE & INTEGRATED PLANNING

Vedanta’s aluminium assets have been envisioned to be fully integrated operations with secured bauxite and coal sources, in-house alumina refinery and captive power plants.

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Lanjigarh is a small town located in the eastern part of India in Odisha. Situated here is our state-of-the-art alumina refinery, led by a diverse team of global and local talent. It forms a crucial link in our value chain, as it feeds our aluminium smelters at Jharsuguda and BALCO.

In the past two years, the refinery has had an exemplary run, with alumina production volumes growing at 22% CAGR, while the cost of production has declined by 8% CAGR to sub-300 $/T levels. The refinery delivered its highest-ever production of 1.8 million tonnes of alumina in FY2020, 21% higher than FY2019.

Since its inception, the refinery has been fed by several bauxite sources globally. As a result, achieving consistent plant productivity was challenging. To mitigate this long-standing challenge, a comprehensive operational excellence programme was run at the refinery from quarry to lorry (from bauxite sources to alumina dispatch), supported by an aggressive war-room approach that examined each step in the process for revamping and optimising.

INTRODUCING LINEARITY OF PERFORMANCE

As a result of the operational excellence initiative, the multitude of bauxite sources were cut down to three to four sustainable sources, chosen based on geological similarities.

This directly enhanced plant productivity and improved alumina recovery. A second challenge was the prevalence of high atmospheric moisture levels aggravated by Indian monsoons. This adversely affected the bauxite quality and impacted our production levels.

To contain this risk, we undertook extensive sampling across the supply chain to identify points of moisture ingress and went on to mitigate the issue. This risk identification and mitigation model was replicated throughout the plant, helping us improve and evolve our operating processes.

INTEGRATED PLANNING ACROSS PROCESSES AND STAKEHOLDERS

Committed to continuous improvement, we conducted a production loss mapping exercise across various stages of the refinery, along with a relentless focus on plant maintenance. With the introduction of robust production planning across sourcing, logistics, handling, operations & maintenance, equipment availability and turnaround time improved dramatically. Detailed logistics planning and ensuing debottlenecking projects helped enable the production teams to operate with higher versatility across parameters.

HEALTH, SAFETY AND ENVIRONMENT (HSE)

Best-in-class HSE performance has always been at the core of the process execution at Lanjigarh. To reaffirm this, several concerted and award-winning efforts were undertaken at the unit to further enhance the overall sustainability of our operations.

The refinery delivered its highest-ever production of 1.8 million tonnes of alumina in FY2019-20, 21% higher than FY2018-19.

LEVERAGING TECHNOLOGY TO DRIVE EFFICIENCY

The Aluminium & Power Sector and General Electric (GE) signed an agreement to implement GE’s Digital Smelter solutions at its largest smelter in India at Jharsuguda to significantly increase its operational efficiency and productivity. A first-of-its-kind deployment in any aluminium plant in India, the digital twin technology is part of Vedanta’s long-term commitment to digital transformation. Together with advanced analytics, this technology is expected to substantially reduce specific power consumption at the smelter. Typically, a one- percent reduction in specific power consumption effected by digital smelter solutions can save about US$4-5 million annually in the smelter potlines alone, for every one million tonne of aluminium produced annually. In addition, this digital solution is expected to improve raw material utilisation, increase smelter pot life, enhance operational efficiency, maximise safety and reduce wastage, thereby delivering best-in-class performance outcomes and significant cost savings.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    27

HINDUSTAN ZINC:

DRIVING DIGITAL DISRUPTION

IN THE MINING SECTOR

HZL remains at the forefront of transformation in the mining sector, implementing best-in-class technological solutions to strengthen its competitive edge. Its journey towards digitalisation and technological excellence has led to the emergence of several consequent opportunities in 2020 and beyond.

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DATA IS THE NEW GOLD, AND IN MINING IT IS A PRIORITY

This year, HZL launched a collaboration centre, which can be easily termed as one of the world’s best Internet of things (IoT) setups in the mining industry. This Centre has infused data-driven decision-making across our operations. For us, this step goes a long way in nurturing an ecosystem where our operations team, Original Equipment Manufacturers (OEMs), Subject Matter Experts (SMEs), data scientists and senior management collaborate seamlessly towards meaningful outcomes. Relevant data from our mines, mills, smelters and power plants are integrated into a single platform, providing a holistic view and strengthening the foundation for a digital enterprise, while offering several other possibilities.

The Centre is working on advanced analytical modelling to allow accurate predictions to prevent major equipment failures and production losses, thereby optimising our assets and operations. This strategy will lead to an increase in metal recovery by ~2%, while cost optimisation in our underground operations and in the smelting process is already visible.

e-Volve: a first-inthe-Zinc industry B2B online commerce platform. It enables customers to place orders in just 3-clicks on real time INR prices with minimum order quantity of as low as one tonne and offers delivery from our extensive network of warehouses.

DRISHTI - AN EYE FOR DETAIL, EVEN A MILE UNDERGROUND

HZL launched a project called ‘Drishti’ to make the underground mining process more predictable, reliable and sustainable with maximum safety using state-of- the-art technology. Under ‘Drishti’, we target to improve the overall underground equipment effectiveness by over 10% this year. To achieve this, we established a high bandwidth Wi-Fi network to facilitate two-way communication with underground equipment and personnel. This enables us to track man, machine and material movement, examine progress of tasks on real-time basis and manage data centrally. In essence, it helps us provide the right information at the right time, in the right format to the right person.

Under ‘Drishti’, we are now vested with a unique ability to monitor and predict the health of equipment, which operate as deep as a kilometre below ground. This helps us shift from the current practice of preventive to condition-based predictive maintenance. Additionally, this will also empower us with a unique functionality of traffic management on ramp, which has the potential to significantly reduce the idling time and ensure better safety.

EVOLVING METAL SALES CHANNEL AT HZL

During FY2020, HZL’s marketing team completed the Phase I development milestone for e-Volve, a first-in-the-Zinc industry, B2B online commerce platform. e-Volve is set to go-live in Q1FY21 and will transform the way metals are purchased in India – and enable ‘Buy in three clicks’.

e-Volve aims to be the digital marketplace of choice for zinc, lead and silver consumers within the country. It enables them to place orders in just three-clicks on real-time, INR prices with minimum order quantity of as low as one tonne and offers delivery from our extensive network of warehouses. This digital marketplace is expected to enable HZL reach out to over 2,000 customers of zinc, lead and silver and will reduce transaction and inventory costs for the industry.

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CAIRN OIL & GAS:

EXPANDING FOOTPRINT FOR

INDIA’S SELF SUFFICIENCY

At Cairn, Vedanta’s Oil & Gas arm, we are passionate believers of India’s hydrocarbon potential and of our demonstrated capability to unlock oil & gas resources across India.

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As our overarching objective is to contribute 50% of India’s crude oil production, we focus on driving volume growth on two fronts:

1	Producing blocks under Production Sharing Contract (PSC)

2	Exploring the 51 blocks we were awarded as per Open Acreage Licensing Policy (OALP) and the two blocks in Discovered Small Fields (DSF)

PSC BLOCKS

In the PSC blocks, we are investing a gross capex of US$3.2 billion across the portfolio of projects, comprising enhanced oil recovery, tight oil, tight gas, infrastructure upgrade, exploration and appraisal. Execution of these projects through an integrated partnership model with global oil field service companies is underway. These projects shall contribute to the near-term growth in volumes.

Furthermore acquisition of 51 OALP blocks across basins in India has led to a tenfold jump in our acreage from the existing/producing blocks of ~6,000 sq km. in August 2018 to current levels of ~65,000 sq km. This has established us as one of the largest private sector acreage holders in the country. The blocks are contiguous to some of the highest oil-producing fields in Barmer, Assam, and the Krishna Godavari (KG) basin. They also possess a good mix of unconventional and conventional play, along with existing infrastructure and data capabilities to jumpstart activities on an immediate basis. The acquired blocks have a work programme commitment of ~10,620 km of 2D seismic, ~22,882 sq km of 3D seismic and over 192 exploratory wells.

Satellite-based Sub-Terrain prospecting (STeP®) applied in the OLAP blocks is the first application in oil & gas exploration in India to provide information to optimise & prioritise areas for exploration focus.

OALP BLOCKS

In OALP blocks, our objective is to reduce cycle time from exploration to production through innovative technology adaption. We have implemented an innovative technology, Full Tensor Gravity Gradiometry™ (FTG) airborne survey, to prioritise area for hydrocarbon prospectivity. This is the largest onshore FTG survey programme in India covering an area of 1,200 LKM in Assam blocks and 8,000 LKM in Kutch blocks.

The seismic acquisition programme has commenced in Assam, Kutch and mobilisation of the crew is underway in Rajasthan, Cambay and Offshore blocks. We have applied satellite-based Sub-Terrain Prospecting (STeP®), which includes eight remote sensing and computational technologies within a six-month time frame covering an area of 3,650 sq km. This is the first application in oil & gas exploration in India to provide information to optimise and prioritise areas for exploration focus. Adaption of technology will enable us to commence exploratory drilling in the early part of FY2021 and drive early monetisation. Together, our approach towards PSC and OALP blocks will enable us to progress towards our vision for oil & gas, and in turn, contribute to India’s hydrocarbon security.

Largest onshore FTG survey program in India covering an area of 1200 LKM in Assam blocks and 8000 LKM in Kutch blocks.

OFFSHORE DIGITAL OILFIELD OF THE FUTURE

As a part of digital journey, Cambay Basin Offshore at Suvali (CB/OS-2) is now integrated with corporate Historian i.e. replicating the performance of the oilfield on a computer. The implementation of digital oilfield has assisted Oil & Gas business in increasing operational efficiency, production optimisation, collaboration, data integration, decision support, and workflow automation. Additionally, it enabled us in achieving productivity gains through improved reservoir understanding and remote monitoring of drilling and completion operations.

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VALUE-CREATION MODEL

GROWING

WITH RESOURCES

AND RELATIONSHIPS

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FINANCIAL CAPITAL

We are focused on optimising capital allocation and maintaining a strong balance sheet while generating strong free cash flows. We also review all investments, taking into account the Group’s financial resources with a view to maximising returns to shareholders.

MANUFACTURED CAPITAL

We invest in best-in-class equipment and machinery to ensure we operate as efficiently and safely as possible, both at our current operations and in our expansion projects. This also supports our strong and sustainable cash flow generation.

INTELLECTUAL CAPITAL

As a relatively young Company, we are keen to embrace technological developments and encourage innovation. We encourage our people to nurture and implement innovative ideas, which will lead to operational improvements across our operations.

HUMAN CAPITAL

We have employees drawn from across the world, and their diverse skills and experience contribute to our operations. The mining and plant operations require specialised skills for which we employ qualified technical, engineering and geology experts. In addition, we create a culture which nurtures safety, innovation, creativity and diversity, which helps us to meet our business goals while also enabling our employees to grow personally and professionally.

SOCIAL & RELATIONSHIP CAPITAL

We aim to forge strong partnerships by engaging with our key stakeholders, including shareholders and lenders, suppliers and contractors, employees, governments, communities and civil societies. These relationships help maintain and strengthen our licence to operate.

NATURAL CAPITAL

India and Africa have favourable geology and mineral potential. These regions provide us with world-class mining assets and extensive R&R. Additionally, operating our mines requires a range of resources including water and energy which we aim to use prudently and sustainably.

CREATING VALUE FOR OUR STAKEHOLDERS:

Shareholders

A return on investment

Communities

Investment in health, education and local businesses

Employees

A safe and inclusive working environment

Suppliers, customers and service providers

Building long-term partnerships

Governments

Generating economic value for the society and delivering sustainable growth

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VALUE-CREATION MODEL CONTINUED...

Our value-creation model is aimed at delivering the optimum value for all our stakeholders, in various means and forms.

INPUTS

FINANCIAL CAPITAL

Equity	Gross debt	Net worth	Retained earnings
₹372 crore	₹59,187 crore	₹71,748 crore	₹54,263 crore

Cash and cash equivalents	Capex
₹37,914 crore	₹6,385 crore

MANUFACTURED CAPITAL

Plant and equipment (in value terms)		Capital Work in Progress (CWIP)
₹107,489 crore		₹16,837 crore

HUMAN AND INTELLECTUAL CAPITAL

Employees including contractors	Geologists including contractors	HSE employees including contractors
79,378	386	1,709

Number of hours of training ~548,952	Safety training hours 1.55 million	Best-in-class corporate governance practices	Highest quality safety practices

Technology updates

O&G	Zinc International	Zinc India	Aluminium

• World’s largest Enhanced Oil Recovery (EOR) polymer flood project in Mangala field	• Smart Ore is a digital concept providing end-to-end solutions for mine performance and mine condition	• Autonomous machines for 24x7 mining at SK mine and remote controlled LHD (Load, Haul, Dump) for ore hauling	• Parameters defined for Category A pots based on power consumption, Fe content

• New-age technology of High Density Multi Stage Fracturing in horizontal transverse wells - first in India

SOCIAL & RELATIONSHIP CAPITAL

Community investment ₹296 crore	Rated by two domestic rating agencies CRISIL and India Ratings	Strong network of global and domestic relationship banks 25	Independent Directors 5

NATURAL CAPITAL

R&R – Zinc India		R&R – Zinc International
403 million tonnes, containing 31.8 million tonnes of zinc-lead metal and 898 million ounces of silver		509.4 million tonnes, containing 26.6 million tonnes of metal

R&R – O&G		Energy consumption
1,194 mmboe gross proved and probable reserves and resources		531 million GJ

Water consumed 255 million m3		Coal used 25 million tonnes

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ACTIVITIES

We operate across the mining value chain focusing on long-term and low-cost assets in India and Africa

EXPLORE

We invest selectively in exploration and appraisal to extend mine and reservoir life.

DEVELOP

We develop world-class assets, using the latest technology to optimise productivity.

EXTRACT

We operate low-cost mines and oil fields, with a clear focus on safety and efficiency.

PROCESS

We focus on operational excellence and high asset utilisation to deliver top quartile cost performance and strong cash flow.

MARKET

We supply our commodities to customers in a wide range of industry sectors, from automotive to construction, from energy to consumer goods.

RESTORE

We manage our long-life assets as effectively as possible and return them to a natural state at the end of their useful life.

OUTCOMES

FINANCIAL CAPITAL
Turnover	EBITDA	Total exchequer
₹83,545 crore	₹21,061 crore	contribution

Attributable PAT (before exceptional items): ₹3,995 crore FCF post-capex ₹7,130 crore	Earnings per share (EPS) (before exceptional items): ₹10.79 /share ROCE ~11%	₹32,400 crore Dividends paid ₹3.9 per share Net Debt to EBITDA 1.0x

MANUFACTURING CAPITAL

Production across various businesses

Zinc India: Zinc+Lead: 870 kt Silver: 610 tonnes Zinc International: Scorpion and BMM: > 133 kt Gamsberg: 108 kt	Oil & Gas: Gross volume: 174 kboepd Aluminium: Alumina: 1.8 mtpa Aluminium: 1.9 mtpa Copper: 77 kt	Power 11.2 billion kWh Pig Iron 681 kt Steel 1.2 MnT

HUMAN AND INTELLECTUAL CAPITAL

Lost Time Injury Frequency	Attrition rate	Diversity ratio
Rate (LTIFR) 0.67	7.4%	10.9%

SOCIAL & RELATIONSHIP CAPITAL

CSR Programme Beneficiaries C.3.26 million	Operational Nand Ghars 1,302	Interim dividends paid ₹1,450 crore

Contribution to the exchequer ₹32,400 crore	Youth benefited from Employment based skills training 3,600+	Nand Ghars built 1,302

NATURAL CAPITAL
Water recycled	Water savings
29% Fly ash utilisation rate 105.6%	2.99 million m3 GHG emitted 59 Mn tCO2e	High Volume, Low Effect Waste Recycled: 88% Refer to Page 80

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STRATEGIC FRAMEWORK

PROGRESSING ON

OUR GROWTH PATH

STRATEGIC PRIORITY	DESCRIPTION
COMMITMENT TO THE LARGER PURPOSE WITH FOCUS ON WORLD-CLASS ESG PERFORMANCE	We operate as a responsible business, focusing on achieving ‘zero harm, zero discharge and zero wastage’, and thus minimising our environmental impact. We promote social inclusion across our operations to promote inclusive growth. We establish management systems and processes in place to ensure our operations create sustainable value for all our stakeholders.

	KPIs • LTIFR • CSR footprint • Carbon Footprint • Gender diversity	RISKS • Health, Safety and Environment (HSE) • Tailings dam stability • Managing relationship with stakeholders • Regulatory and legal risk

STRATEGIC PRIORITY	DESCRIPTION
AUGMENT OUR RESERVES & RESOURCES (R&R) BASE	We look at ways to expand our R&R base through targeted and disciplined exploration programmes. Our exploration teams aim to discover mineral and oil deposits in a safe and responsible way, to replenish the resources that support our future growth.

	KPIs	RISKS

	• Total 2P+2C R&R in O&G	• HSE

	• Total R&R in Zinc India and Zinc International	• Discovery risk • Regulatory and legal risk

STRATEGIC PRIORITY	DESCRIPTION
DELIVERING ON GROWTH OPPORTUNITIES	We are focused on growing our operations organically by developing brownfield opportunities in our existing portfolio. Our large, well-diversified, low-cost and long- life asset portfolio offers us attractive expansion opportunities, which are evaluated based on our return criteria for long-term value creation for all stakeholders.

	KPIs	RISKS

	• Revenue	• Major project delivery

	• ROCE	• Cairn related challenges

	• FCF post-capex	• Regulatory and legal risk

• Growth capex

36    VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

FY2020 UPDATE

•	Seven fatalities occurred in the financial year; consequent commitment to increase oversight from Group Executive Committee (ExCo) to prevent future occurrences

•	Average Score of 72.5% achieved in ten safety performance standards

•	LTIFR reported at 0.67

•	Achieved water savings of 2.99 million cubic metres (Target: 2.5 million cubic meters)

•	c.13.83% reduction in GHG intensity over baseline of 2012

•	Achieved energy saving of 1.92 million GJ

•	Third-party review of tailings/ash dyke management system and development of specific improvement plan (India operations)
•	c.105% of generated fly ash is being utilised.

•	Baseline surveys conducted across Group, BU plans aligned with findings/recommendation

•	1,302 Nand Ghars constructed

•	‘Passion to serve’ - employee volunteering online platform launched in August 2019.

•	A standard online community grievance record/redressal software (NIVARAN) established across the group.

•	100% new hires trained on Code of Conduct

•	20% female representation on the Comapny FY2020 Board

•	8.7% improvement in our campus female hiring programme

•	Sustainability Committee constituted

FY2020 UPDATE

Zinc India

•	During the year, gross additions of 14.6 million tonnes were made to R&R, prior to depletion of 14.5 million tonnes

•	Combined R&R were estimated to be 403 million tonnes, containing 31.8 million tonnes of zinc-lead metal and 898 million ounces of silver

•	Overall mine life continues to be more than 20 years

Zinc International

•	During the year, gross additions of 75.4 million tonnes of ore and 4 million tonnes of metal were made to reserves and resources (R&R), after depletion

•	Combined mineral resources and ore reserves estimated at 509.4 million tonnes, containing 26.6 million tonnes of metal

•	The R&R support a mine life of more than three decades

Oil & Gas

•	Upside potential of ~5.5 billion boe of resource across a total of 51 blocks with the addition of 10 new blocks in OLAP II & III

FY2020 UPDATE

Oil & Gas

•	Early gas production facility fully commissioned with ramped up volumes to ~127 mmscfd

•	Won 10 exploratory blocks in OALP II & III

•	To deliver the capex project, 235 wells have been drilled and 75 wells hooked up till FY2020
•	The addition of 10 blocks catapults us to become one of the largest private acreage holders in India, with a tenfold jump in acreage from its existing/ producing blocks of ~6,000 sq km to ~65,000 sq km across its total 58 blocks

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STRATEGIC FRAMEWORK CONTINUED...

STRATEGIC PRIORITY	DESCRIPTION
OPTIMISE CAPITAL ALLOCATION AND MAINTAIN STRONG BALANCE SHEET	Our focus is on generating strong business cash flows and maintaining strict capital discipline in investing in profitable high IRR projects. Our aim is to maintain a strong balance sheet through proactive liability management. We also review all investments (organic and acquisitions) based on our strict capital allocation framework, with a view to maximising returns for shareholders.

	KPIs • FCF post-capex • Net Debt/EBITDA (Consol) • EPS (before exceptional items) • Interest cover ratio • Dividend	RISKS • Access to capital • Fluctuation in commodity prices (including oil) and currency exchange rates • Regulatory and legal risk • Tax related matters

STRATEGIC PRIORITY	DESCRIPTION
OPERATIONAL EXCELLENCE	We strive for all-round operational excellence to achieve benchmark performance across our business, by debottlenecking our assets to enhance production, supported by improved digital and technology solutions. Our efforts are focused on enhancing profitability by optimising our cost and improving realisation through the right marketing strategies.

	KPIs • EBITDA • Adj. EBITDA margin • FCF post-capex • ROCE	RISKS • Fluctuation in commodity prices (including oil) and currency exchange rates • HSE • Tailings dam stability • Loss of assets or profit due to natural calamities

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FY2020 UPDATE

•	FCF reduced from 11,553 INR crore to 7,130 INR crore, down 38% y-o-y

•	Net debt decreased from ₹26,956 crore to ₹21,273 crore

•	Net Debt/EBITDA at 1.0x on a consolidated basis.

•	Dividend worth c.₹1,450 crore, ₹3.90/share distributed in VEDL

FY2020 UPDATE

Zinc India

•	Record ore production of 14.5 million tonnes despite disruptions on account of COVID-19

•	Mined metal production of 917 kt and refined zinc-lead production of 870 kt

Zinc International

•	Cost of production at US$1,665/t, down 13% y-o-y

•	Increase in Gamsberg production volume from 17 kt in FY2019 to 108 kt in FY2020

•	During FY2020, total production stood at 240 kt, 63% higher y-o-y. This was primarily due to ramp up of first phase of Gamsberg expansion plan

Oil & Gas

•	Development rigs as on March 2020, with 136 wells drilled and 41 wells hooked up during the year.

•	Two new wells hooked up in Ravva block adding ~10 kboepd of incremental volumes

•	Gas production for Rajasthan block increased by 122% to 79 mmscfd as early production facility fully commissioned with ramped up volumes to ~127 mmscfd

•	Implemented largest Full Tensor Gravity Gradiometry™ (FTG) airborne survey in India covering an area of 1,200 LKM in Assam blocks and 8000 LKM in Kutch blocks.

•	Satellite-based Sub-Terrain prospecting (STeP®) applied in Assam, which includes eight remote sensing and computational technologies covering an area of 3,650 sq km

•	Seismic acquisition programme commenced in Assam and Kutch; 1,100 sq km in Kutch and 120 sq km, 265 LKM completed in Assam.

•	Production Sharing Contracts (PSC) signed for Ravva block extended for 10 years

Aluminium & Power

•	India’s highest aluminium production at 1,904 kt

•	Record alumina production from Lanjigarh refinery at 1,811 kt, up 21% y-o-y, through continued debottlenecking

•	Q4FY2020 Lanjigarh cost of production lowest quarterly ever at 258 $/T

•	Q4FY2020 hot metal cost of production significantly lower at US$ 1,451 per tonne, 20% lower y-o-y

•	CoP of alumina improved to US$ 275 per tonne, due to benefits from increase in locally sourced bauxite, continued debottlenecking, improved plant operating parameters and rupee depreciation

•	Record PAF of 91% at the 1,980MW TSPL plant in FY2020

Steel

•	Cost decreased by 9% y-o-y from 457 $/T to 418 $/T in FY2020

•	Healthy margin of ~127 $/T during the last quarter

Copper and Iron Ore

•	Production of saleable ore at Karnataka at 4.4 million tonnes, up 6% y-o-y

•	Iron Ore sales at Karnataka at 5.8 million tonnes, up 125% higher y-o-y due to an increase in production and stock liquidation at Karnataka by 1.4 MT.

•	Production of pig iron decreased by 1% to 681,000 tonnes in FY2020, mainly due to improved coke availability during the year and other operational efficiencies.

•	Continued engagement with the government and local communities to restart operations at Goa and Tuticorin

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KEY PERFORMANCE INDICATORS

PERFORMING TO DELIVER

ATTRACTIVE RETURNS

GROWTH METRICS

Description: Revenue represents the value of goods sold and services provided to third parties during the year.

Commentary: FY2020, consolidated revenue was at ₹83,545 crore compared with ₹90,901 crore in FY2019. This was driven by subdued commodity prices, lower volume at Zinc India and Oil & Gas businesses and lower power sales at TSPL, partially offset by higher volume at the Aluminum business, additional volumes from Gamsberg operations, higher sales at Iron Ore Karnataka & Electrosteel and rupee depreciation.

Description: Earnings before interest, tax, depreciation and amortisation (EBITDA) is a factor of volume, prices and cost of production. This measure is calculated by adjusting operating profit for special items and adding depreciation and amortisation.

Commentary: EBITDA for FY2020 was at ₹21,061 crore, 12% lower y-o-y. This was mainly on account of subdued commodity prices, lower volume and higher cost at Zinc India and Oil & Gas business partially offset by higher volume at Aluminium business, additional volumes from Gamsberg operations, higher sales at Iron Ore Karnataka and the steel business, easing out of input commodity inflation, improved cost of production at Aluminium business, past exploration cost recovery at Oil & Gas business and rupee depreciation.

Description: This represents net cash flow from operations after investing in growth projects. This measure ensures that profit generated by our assets is reflected by cash flow, in order to delever or maintain future growth and shareholder returns.

Commentary: We generated FCF of ₹7,130 crore in FY2020 (FY2019: ₹11,553 crore) driven by lower EBITDA primarily on account of lower commodity prices and working capital blockage due to COVID-19 impact partially offset by continued focus on cost savings, disciplined capex outflow and lower tax outflow.

OTHER KEY FINANCIAL RATIOS

Description: The debtors’ turnover ratio is an accounting measure used to quantify a company’s effectiveness in collecting its receivables. This is calculated as a ratio of revenue from operation to average trade receivables.

Commentary: The reduction in debtors’ turnover is mainly on account of decrease in revenue due to subdued commodity prices, lower volume at Oil & Gas business partially offset by rupee depreciation and past exploration cost recovery at Oil & Gas business.

*	Excluding power business

Description: The inventory turnover ratio is an efficiency ratio that shows how effectively inventory is managed. This is calculated as a ratio of cost of goods sold to average inventory.

Commentary: The inventory turnover ratio for the Company was at 5.1 times in FY2020 as compared to 5.3 times in FY2019.

Description: The current ratio is a liquidity ratio that measures a Company’s ability to pay short-term obligations or those due within one year. This is calculated as a ratio of Current Assets to Current Liabilities.

Commentary: The current ratio of the Company increased to 0.9 times in FY2020 in comparison to 0.8 in FY2019.

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Description: This is calculated on the basis of operating profit, before special items and net of tax outflow, as a ratio of average capital employed. The objective is to earn a post-tax return consistently above the weighted average cost of capital.

Commentary: ROCE down driven by lower EBIT, partially offset by lower tax outflow.

Description: Calculated as EBITDA margin excluding EBITDA and turnover from custom smelting of Copper India and Zinc India businesses.

Commentary: Adjusted EBITDA margin for FY2020 was 29% (FY2019: 30%).

Description: This ratio represents the level of leverage of the Company. It represents the strength of the balance sheet of Vedanta Limited. Net debt is calculated in the manner as defined in Note 19(d) of the consolidated financial statements.

Commentary: Net debt/ EBITDA ratio as on 31 March 2020 was at 1.0x, compared to 1.1x as on 31 March 2019, primarily due to the repayment of debt partially offset by working capital blockage due to COVID-19 and dividend payment during the year.

Description: The ratio is a representation of the ability of the Company to service its debt. It is computed as a ratio of EBITDA divided by gross finance costs (including capitalised interest) less investment revenue, excluding grant income and other non-operating income.

Commentary: The interest cover for the Company was at ~5.6 times, lower y-o-y on account of lower EBITDA and higher net finance costs due to decrease in interest income partially offset by reduction in finance cost on account of decrease in average borrowing due to repayment of debt and lower borrowing cost.

Description: It is a financial ratio indicating the relative proportion of shareholders’ equity and debt used to finance a Company’s assets. This is calculated as a ratio of total external borrowing to total equity (share capital + reserves + minority).

Commentary: The ratio has decreased to 0.8 times in FY2020 primarily because of decrease in gross debt due to the repayment of debt at Vedanta Standalone, TSPL and temporary borrowing at Zinc India partially offset by increase in borrowing at Oil & Gas business.

Description: Operating profit margin is a profitability or performance ratio used to calculate the percentage of profit a Company produces from its operations. This is calculated as a ratio of operating profit (EBITDA less depreciation) to revenue from operations.

Commentary: The operating profit margin was lower by 3% in FY2020 as compared to FY2019, primarily due to lower EBITDA on account of subdued commodity prices and increase in depreciation in the current year.

Description: It is a measure of the profitability of the Company. This is calculated as a ratio of net profit (before exceptional items) to revenue from operations.

Commentary: The net profit margin was lower in FY2020 as compared to FY2019 primarily due to lower EBITDA, higher net interest and increase in depreciation expense during the year partially offset by lower tax outflow during the year

Description: It is a measure of the profitability of the Company. This is calculated as a ratio of net profit (before exceptional items) to average net worth (share capital + reserves + minority).

Commentary: The return on net worth has decreased during the year. This was mainly on account of lower EBITDA, higher net interest and increase in depreciation expense during the year partially offset by lower tax outflow during the year.

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KEY PERFORMANCE INDICATORS CONTINUED...

LONG-TERM VALUE

Description: This represents the amount invested in our organic growth programme during the year.

Commentary: Our stated strategy is of disciplined capital allocation on high-return, low-risk projects. Expansion capital expenditure during the year stood at ₹6,385 crore, with the majority invested in projects at Zinc India, growth projects at Oil & Gas and ramping up our aluminium capacities.

Description: This represents the net profit attributable to equity shareholders and is stated before exceptional items (net of tax and minority interest impacts).

Commentary: In FY2020, EPS before exceptional items was at ₹10.79 per share. This was mainly on account of lower attributable PAT.

Description: Dividend per share is the total of the final dividend recommended by the Board in relation to the year, and the interim dividend paid out during the year.

Commentary: The Board has recommended a total interim dividend of ₹3.90 per share this year compared with ₹18.85 per share in the previous year.

RESERVES AND RESOURCES (R&R)

Description: Reserves and resources are based on specified guidelines for each commodity and region.

Commentary:

Zinc India:

During the year, gross additions of 14.6 million tonnes were made to R&R prior to depletion of 14.5 million tonnes. At current mining rates, the R&R underpins metal production for more than 20 year.

Zinc International:

During the year, gross additions of 75.40 million tonnes were made to R&R after depletion. The R&R support a mine life of more than 30 years.

Oil & Gas:

During FY2020, the gross proven and probable R&R were depleted by 1 mmboe primarily due to production during the year.

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SUSTAINABLE DEVELOPMENT

Description: The lost time injury frequency rate (LTIFR) is the number of lost-time injuries per million man-hours worked. This includes our employees and contractors working in our operations and projects.

Commentary: This year the LTIFR was 0.67. The increase is due to improved reporting of LTIs across the organisation. Safety remains the key focus across businesses.

Description: The percentage of women in the total permanent workforce.

Commentary: : We provide equal opportunities to men and women. During the year, the proportion of female employees was 10.9% of total employees.

Description: The total number of beneficiaries through our community development programmes across all our operations.

Commentary: We benefited c.3.26 million people this year through our community development projects comprising community health, nutrition, education, water and sanitation, sustainable livelihood, women empowerment and bio-investment.

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BUSINESS

RISKS

We proactively work to minimise our risks by accepting and eliminating them while identifying and taking advantage of opportunities. Our strategic priorities and strong opportunity management culture give us a competitive edge in spotting opportunities and making the best of them.

ENTERPRISE RISK MANAGEMENT

As a global natural resources company, our businesses are exposed to a variety of risks. It is therefore essential to have in place the necessary systems and a robust governance framework to manage risk, while balancing the risk-reward equation expected by stakeholders.

RISK GOVERNANCE FRAMEWORK

Our risk management framework is designed to be simple and consistent and provide clarity on managing and reporting risks to our Board. Together, our management systems, organisational structures, processes, standards and code of conduct and ethics form the system of internal control that governs how the Group conducts its business and manages the associated risks.

The Board has the ultimate responsibility for the management of risks and for ensuring the effectiveness of internal control systems. The Board’s review includes the Audit Committee’s report on the risk matrix, significant risks, and the mitigating actions we have put in place. Any weaknesses identified by the review are addressed by enhanced procedures to strengthen the relevant controls, and these are reviewed at regular intervals.

The Audit Committee is in turn assisted by the Group-level Risk Management Committee in evaluating the design and effectiveness of the risk mitigation programme and control systems.

The Group Risk Management Committee (GRMC) meets every quarter and comprises the Group Chief Executive Officer, Group Chief Financial Officer, Non-Executive Director and Director-Management Assurance. The Group Head-Health, Safety, Environment & Sustainability is invited to attend these meetings. GRMC discusses key events impacting the risk profile, key risks and uncertainties, emerging risks and progress against planned actions.

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In addition to the above structure, other key risk governance and oversight committees in the Group include the following:

•	Finance Standing Committee (FSC) comprises Group CEO, Group CFO and Non-Executive Director and it supports the Board by considering and approving matters related to finance, investment, banking, treasury, etc. Invitees to these committee meetings are the business CFOs, Group Head Treasury and BU Treasury Heads. In addition to this, the Investment Committee reviews the investment related risks

•	Sustainability Committee reviews sustainability related risks

•	Group Project/Capex Council evaluates risks while reviewing any capital investment decisions as well as works on instituting risk management framework in projects

In addition to the above, there are various group-level councils such as Procurement Council, Tax Council, HSE Council, Insurance Council, CSR Committee, etc. that work on identifying risks in those specific areas and mitigating them. The Group has a consistently applied methodology for identifying risks at the individual business level for existing operations and for ongoing projects.

At a business level, formal discussions on risk management occur at review meetings at least once a quarter. The respective businesses review their major risks, and changes in their nature and extent since the last assessment and discuss the control measures which are in place and further action plans. The control measures stated in the risk matrix are also periodically reviewed by the business management teams to verify their continued effectiveness. These meetings are chaired by the respective business CEOs and attended by CXOs, senior management and appropriate functional heads.

Risk officers have been formally nominated at each of the operating businesses as well as at Group level, whose role is to create awareness of risks at senior management level and to develop and nurture a risk management culture. Risk mitigation plans form an integral part of the performance management process. Structured discussions on risk management also happen at business level with regard to their respective risk matrix and mitigation plans. The leadership teams of the businesses are accountable for governance of the risk management framework and they provide regular updates to the GRMC.

Each of our businesses have developed their own respective risk matrix, which is reviewed by their respective management committee/executive committee, chaired by their CEOs. In addition, each business has developed its own risk register depending on the size of its operations and number of Strategic Business Units locations. Risks across these risk registers are aggregated and evaluated and the Group’s principal risks are identified based on the frequency, and potential magnitude and impact of the risks identified.

This element is an important component of the overall internal control process, from which the Board obtains assurance. The scope of work, authority and resources of Management Assurance Services (MAS) are regularly reviewed the Audit Committee. The responsibilities of MAS include recommending improvements in the control environment and reviewing compliance with our philosophy, policies and procedures.

The planning of internal audits is approached from a risk perspective. In preparing the internal audit plan, reference is made to the risk matrix, and inputs are sough from senior manage business teams and of the Audit Committee. In addition, we make reference to past audit experience, financial analysis and the current economic and business environment.

The year 2020 has seen the outbreak of COVID-19 (coronavirus) pandemic. As a result of COVID-19, we have seen macro-economic uncertainty with regards to prices and demand for commodities and oil & gas. Furthermore, recent global developments and uncertainty in oil supply in March have caused further volatility in commodity markets. The scale and duration of these developments remain uncertain but could impact earnings and cash flow of resource companies.

The order in which these risks appear in the section below does not necessarily reflect the likelihood of their occurrence or the relative magnitude of their impact on our business. The risk direction of each risk has been reviewed based on events, economic conditions, changes in business environment and regulatory changes during the year. While Vedanta’s risk management framework is designed to help the organisation meet its objectives, there can be no guarantee that the Group’s risk management activities will mitigate or prevent these or other risks from occurring.

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BUSINESS RISKS CONTINUED...

The Board, with the assistance of management, carries out periodic and robust assessments of the principal risks and uncertainties of the Group and tests the financial plans for each of risks and uncertainties mentioned below.

SUSTAINABILITY RISKS

Impact	Mitigation	Risk Direction

Health, safety and environ-ment (HSE)

The resources sector is subject to extensive health, safety and environmental laws, regulations and standards. Evolving requirements and stakeholder expectations could result in increased cost or litigation or threaten the viability of operations in extreme cases.

Emissions and climate change

Our global presence exposes us to a number of jurisdictions in which regulations or laws have been, or are being, considered to limit or reduce emissions. The likely effect of these changes could be to increase the cost for fossil fuels, impose levies for emissions in excess of certain permitted levels, and increase administrative costs for monitoring and reporting. Increasing regulation of greenhouse gas (GHG) emissions, including the progressive introduction of carbon emissions trading mechanisms and tighter emission reduction targets, is likely to raise costs and reduce demand growth.

•   HSE is a high priority area for Vedanta. Compliance with international and local regulations and standards, protecting our people, communities and the environment from harm and our operations from business interruptions are key focus areas

•   Policies and standards are in place to mitigate and minimise any HSE- related occurrences. Safety standards issued/continue to be issued to reduce risk level in high risk areas. Structured monitoring and a review mechanism and system of positive compliance reporting are in place

•   BU Leadership continues to emphasise on three focus areas i.e. Visible Felt Leadership, safety critical tasks and managing business partners

•   The process to improve learning from incidents is currently being improved with the aim of reducing re-occurrence of similar incidents

•   A Vedanta Critical Risk Management programme has been launched to identify critical risk controls and to measure, monitor and report the control effectiveness

•   The Company has implemented a set of standards to align its sustainability framework with international practice. A structured sustainability assurance programme continues to operate in the business divisions covering environment, health, safety, community relations and human rights aspects, and is designed to embed our commitment at operational level

•   All businesses have appropriate policies in place for occupational health-related matters, supported by structured processes, controls and technology

•   To provide incentives for safe behaviour and effective risk management, safety KPIs have been built into performance management of all employees

•   Carbon forum has been re-constituted with updated Terms of Reference and representation from all businesses. It has a mandate to develop and recommend to the ExCo and Board the carbon agenda for the Group

•   The Group Companies are actively working on reducing the GHG Emissions Intensity of our operations

•   A task force team is formulated to assess end-to-end operational requirement for FGD plant. We continue to engage with various stakeholders on the matter

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SUSTAINABILITY RISKS

Impact	Mitigation	Risk Direction

Managing relationship with stakeholders

The continued success of our existing operations and future projects are in part dependent on broad support and a healthy relationship with our respective local communities. Failure to identify and manage local concerns and expectations can have a negative impact on relations and therefore affect the organisation’s reputation and social licence to operate and grow.

•   CSR approach to community programmes is governed by the following key considerations: the needs of the local people and the development plan in line with the new Companies Act in India; CSR guidelines; CSR National Voluntary Guidelines of the Ministry of Corporate Affairs, Government of India; and the UN’s sustainable development goals

•   Our BU teams are proactively engaging with communities and stakeholders through a proper and structured engagement plan, with the objective of working with them as partners

•   Business ExCos factor in these inputs, and then decide upon focus areas of CSR and budgets while also aligning with strategic business priorities

•   All BUs follow well-laid processes for recording and resolving all community grievances

•   Every business has a dedicated Community Development Manager, who is a part of the BU ExCos. They are supported with dedicated teams of community professionals

•   Our business leadership teams have periodic engagements with the local communities to build relations based on trust and mutual benefit. Our businesses seek to identify and minimise any potentially negative operational impacts and risks through responsible behaviour – acting transparently and ethically, promoting dialogue and complying with commitments to stakeholders

•   Stakeholder engagement is driven basis stakeholder engagement plan at each BUs by CSR and cross functional teams. Regular social and environment risk assessment discussions are happening at BU level

•   Strategic CSR communication is being worked upon for visibility. Efforts continue to meet with key stakeholders, showcase our state-of-the-art technology, increase the organic followers and enhance engagement through social media

•   CSR communication and engagement with all stakeholders – within and outside communities

Tailings dam stability

A release of waste material leading to loss of life, injuries, environmental damage, reputational damage, financial costs and production impacts. A tailings dam failure is considered to be a catastrophic risk – i.e. a very high severity but very low frequency event that must be given the highest priority.

•   The Risk Management Committee included tailings dams on the Group Risk Register with a requirement for annual internal review and three- yearly external review

•   Operation of tailings dams is executed by suitably experienced personnel within the businesses

•   Third party has been engaged to review tailings dam operations, including improvement opportunities/remedial works required and the application of Operational Maintenance and Surveillance (OMS) manuals in all operations. This is an oversight role in addition to technical design and guidance arranged by respective business units. Technical guidelines are also being developed

•   Vedanta Tailings Management Standard has been reviewed, augmented and reissued including an annual, independent review of every dam and half-yearly CEO sign-off that dams continue to be managed within design parameters and in accordance with the last surveillance audit. Move towards dry tailings facilities has commenced

•   Those responsible for dam management received training from third party and will receive ongoing support and coaching from international consultants

•   Management standard implemented with business involvement

•   BU’s are expected to ensure ongoing management of all tailings facilities with ExCo oversight with independent third-partyassessment on Golder recommendations implementation status y-o-y

•   Tailing management standard is updated to include latest best practices in tailing management. United Nations Environment Programme (UNEP)/ International Council on Mining & Metals (ICMM) Global Tailings Standard to be incorporated into Vedanta Standard during FY2021

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BUSINESS RISKS CONTINUED...

OPERATIONAL RISKS

Impact	Mitigation	Risk Direction

Challenges in Aluminium and Power business

Our projects have been completed and may be subject to a number of challenges during operationalisation phase. These may also include challenges around sourcing raw materials and infrastructure-related aspects and concerns around ash utilisation/ evacuation.

•   One of the impacts of the COVID-19 slowdown has been falling Aluminium London Metal Exchange (LME) prices, partly offset by lower alumina and carbon prices

•   Continue to pursue new coal linkages to ensure coal security. Operations at Chotia coal mines also started. We have received the vesting orders for Jamkhani coal block for Jharsuguda and look forward to operationalising in FY2021

•   Local sourcing of Bauxite and Alumina from Odisha

•   Jharsuguda facilities have ramped up satisfactorily

•   Project teams in place for Ash pond, Red mud, railway infrastructure and FGD

•   Dedicated teams working towards addressing the issue of new emission norms for power plants

•   Global technical experts have been inducted to strengthen operational excellence

•   Continuous focus on plant operating efficiency improvement programme to achieve design parameters, manpower rationalisation, logistics and cost reduction initiatives

•   Continuous augmentation of power security and infrastructure

•   Strong management team continues to work towards sustainable low-cost of production, operational excellence and securing key raw material linkages

•   Force majeure notice dated 29 March 2020 issued by Punjab State Power Corporation Limited to over 100 plants from which it buys electricity due to lower demand on account of COVID stating (a) not to declare capacity (b) delay in payments. Ministry of Power in its direction to Central Electricity Regulatory Commission have clearly mentioned that obligation to pay for the capacity charges as per the Power purchase agreement would continue Talwandi Saboo (TSPL) power plant matters are being addressed structurally by a competent team

Discovery risk

Increased production rates from our growth- oriented operations place demand on exploration and prospecting initiatives to replace R&R at a pace faster than depletion. A failure in our ability to discover new reserves, enhance existing reserves or develop new operations in sufficient quantities to maintain or grow the current level of our reserves could negatively affect our prospects. There are numerous uncertainties inherent in estimating ore and oil & gas reserves, and geological, technical, and economic assumptions that are valid at the time of estimation. These may change significantly when new information becomes available.

•   Dedicated exploration cell with continuous focus on enhancing exploration capabilities

•   Appropriate organisation and adequate financial allocation in place for exploration

•   Strategic priority is to add to our R&R by extending resources at a faster rate than we deplete them, through continuous focus on drilling and exploration programme

•   Exploration Executive Committee (Exco) has been established to develop and implement strategy and review projects group wide

•   Continue to make applications for new exploration tenements in countries in which we operate under their respective legislative regimes.

•   Exploration-related systems being strengthened, and standardised group wide and new technologies being utilised wherever appropriate

•   International technical experts and agencies are working closely with our exploration teams to enhance our capabilities

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OPERATIONAL RISKS CONTINUED

Impact	Mitigation	Risk Direction

Breaches in IT /

cybersecurity

Like many global organisations, our reliance on computers and network technology is increasing. These systems could be subject to security breaches resulting in theft, disclosure, or corruption of key/strategic information. Security breaches could also result in misappropriation of funds or disruptions to our business operations. A cybersecurity breach could have an impact on business operations.

•   Group-level focus on formulating necessary frameworks, policies, and procedures in line with best practices and international standards

•   Implementation and adoption of various best-in-class tools and technologies for information security to create a robust security posture

•   Special focus to strengthen the security landscape of Plant Technical Systems (PTS) through various initiatives

•   Adoption of various international standards relating to Information Security, Disaster Recovery & Business Continuity Management, IT Risk Management and setting up internal IT processes and practices in line with these standards

•   Work towards ensuring strict adherence to the IT related SOPs so as to improve operating effectiveness and continuous focus for employees to go through mandatory cybersecurity awareness training

•   Periodic assessment of entire IT systems landscapes and governance framework from vulnerability and penetration perspective through reputed expert agencies and addressing the identified observations in a time-bound manner

Loss of assets or profit due

to natural calamities

Our operations may be subject to a number of circumstances not wholly within the Group’s control. These include damage to or breakdown of equipment or infrastructure, unexpected geological variations or technical issues, extreme weather conditions and natural disasters – any of which could adversely affect production and/or costs.

•   Vedanta has taken appropriate group insurance cover to mitigate this risk

•   An external agency reviews the risk portfolio and adequacy of this cover and assists us in our insurance portfolio

•   Our underwriters are reputed institutions and have capacity to underwrite our risk

•   Established mechanism of periodic insurance review in place at all entities. However, any occurrence not fully covered by insurance could have an adverse effect on the Group’s business

•   Continuous monitoring and periodic review of security function

•   Continue to focus on capability building within the Group

Cairn related challenges

Cairn India has 70% participating interest in Rajasthan Block. The production sharing contract (PSC) of Rajasthan Block runs till 2020. The Government of India has granted its approval for ten-year extension at less favourable terms, pursuant to its policy for extension of Pre-NELP Exploration Blocks, subject to certain conditions. Ramp up of production versus envisaged may have impact on profitability.

•   RJ PSC 2020 extension was issued by DGH subject to certain conditions. Ongoing dialogue and communication with the government and relevant stakeholders to address the conditions

•   The applicability of the Pre-NELP Extension Policy to the RJ Block is currently sub judice

•   Drop in crude price due to COVID-19 slowdown coupled with refusal by key global producers to reduce their output. Gas prices have also halved in recent months due to fall in LNG prices globally. However, in the month of May, the crude prices have started improving

•   Discussions within teams as well as with partners have been initiated with an objective to optimise cost across all spheres of operations

•   Constant engagement with vendors/partners to ensure minimal project delay based on the current situation and plan to ramp-up

•   Government has extended the PSC for the Ravva block in Andhra Pradesh by 10 years. The growth projects are being implemented through an Integrated Contracting approach. Contracts have built in mechanism for risk and reward

•   Project management committee and project operating committee have been set to provide support to the outsourcing partner and address issues on time to enable better quality control as well as timely execution for growth projects

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BUSINESS RISkS CONTINUED...

COMPLIANCE RISKS

Impact	Mitigation	Risk Direction

Regulatory and legal risk

We have operations in many countries around the globe. These may be impacted because of legal and regulatory changes in the countries in which we operate resulting in higher operating costs, and restrictions such as the imposition or increase in royalties or taxation rates, export duty, impacts on mining rights/bans, and change in legislation.

•   The Group and its business divisions monitor regulatory developments on an ongoing basis

•   Business-level teams identify and meet regulatory obligations and respond to emerging requirements

•   Focus has been to communicate our responsible mining credentials through representations to government and industry associations

•   Continue to demonstrate the Group’s commitment to sustainability by proactive environmental, safety and CSR practices. Ongoing engagement with local community/media/NGOs

•   SOx compliant subsidiaries

•   Common compliance monitoring system being implemented in group companies. Legal requirements and a responsible person for compliance have been mapped in the system

•   Legal counsels within the Group continues to work on strengthening the compliance and governance framework and the resolution of legal disputes

•   Competent in-house legal organisation is in place at all the businesses and the legal teams have been strengthened with induction of senior legal professionals across all group companies

•   Standard Operating Procedures (SOPs) have been implemented across our businesses for compliance monitoring

•   Greater focus for timely closure of key non-compliances

•   Contract management framework has been strengthened with the issue of boiler plate clauses across the Group which will form part of all contracts. All key contract types have also been standardised

•   Framework for monitoring performance against anti-bribery and corruption guidelines is also in place

Tax related matters Our businesses are in a tax regime and changes in any tax structure or any tax-related litigation may impact our profitability.

•   Tax Council reviews all key tax litigations and provides advice to the Group

•   Continue to engage with concerned authorities on tax matters

•   Robust organisation in place at business and group-level to handle tax-related matters

•   Continue to consult and obtain opinion from reputable tax consulting firms on major tax matters to mitigate the tax risks on the group and its subsidiaries

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FINANCIAL RISKS

Impact	Mitigation	Risk Direction

Fluctuation in commodity prices (including oil) and currency exchange rates

Prices and demand for the Group’s products may remain volatile/uncertain and could be influenced by global economic conditions, natural disasters, weather, pandemics, such as the COVID-19 (coronavirus) outbreak, political instability, etc. Volatility in commodity prices and demand may adversely affect our earnings, cash flow and reserves.

Our assets, earnings and cash flows are influenced by a variety of currencies due to the diversity of the countries in which we operate. Fluctuations in exchange rates of those currencies may have an impact on our financials.

•   The Group has a well-diversified portfolio which acts as a hedge against fluctuations in commodities and delivers cash flows through the cycle

•   Pursue low-cost production, allowing profitable supply throughout the commodity price cycle

•   Vedanta considers exposure to commodity price fluctuations to be an integral part of the Group’s business and its usual policy is to sell its products at prevailing market prices and not to enter into price hedging arrangements other than for businesses of custom smelting and purchased alumina, where back-to-back hedging is used to mitigate pricing risks. Strategic hedge, if any, is taken after appropriate deliberations and due approval from ExCo

•   Our forex policy prohibits forex speculation

•   Robust controls in forex management to hedge currency risk liabilities on a back-to-back basis

•   Finance standing committee reviews all forex and commodity-related risks and suggests necessary courses of action as needed by business divisions

•   Seek to mitigate the impact of short-term movements in currency on the businesses by hedging short-term exposures progressively, based on their maturity. However, large, or prolonged movements in exchange rates may have a material adverse effect on the Group’s businesses, operating results, financial condition and/or prospects

•   Notes to the financial statements in the Annual Report give details of the accounting policy followed in calculating the impact of currency translation

Major project delivery Shortfall in achievement of expansion projects stated objectives leading to challenges in achieving stated business milestones – existing and new growth projects.

•   Empowered organisation structure has been put in place to drive growth projects. Project Management systems streamlined to ensure full accountability and value stream mapping

•   Strong focus on safety aspects in the project

•   Geo-technical audits are being carried out by independent agencies

•   Engaged Global engineering partner to do complete Life of Mine Planning and Capital Efficiency analysis to ensure that the project objectives are in sync with the BP and Growth targets

•   Standard specifications and SOPs for all operation to avoid variability. Reputable contractors are engaged to ensure completion of the project on indicated timelines

•   Mines being developed using best in class technology and equipment and ensuring the highest level of productivity and safety. Digitalisation and Analytics to improve productivity and recovery

•   Stage gate process to review risks & remedy at multiple stages on the way

•   Robust quality control procedures have also been implemented to check safety and quality of services/design/actual physical work

Access to capital

The Group may not be able to meet its payment obligations when due or may be unable to borrow funds in the market at an acceptable price to fund actual or proposed commitments. A sustained adverse economic downturn and/or suspension of its operation in any business, affecting revenue and free cash flow generation, may cause stress on the Company’s ability to raise financing at competitive terms.

•   A focused team continues to work on proactive refinancing initiatives with an objective to contain cost and extend tenor

•   The team is actively building the pipeline for long-term funds for near-to medium-term requirements both for refinancing and growth capex

•   Track record of good relations with banks, and of raising borrowings in last few years

•   Regular discussions with rating agencies to build confidence in operating performance

•   Business teams ensure continued compliance with the Group’s treasury policies that govern our financial risk management practices

•   CRISIL and India Ratings affirmed the rating for VEDL of ‘AA’ however changed the outlook to negative due to sharp reduction in commodity prices in wake of COVID-19 pandemic

•   Credit matrix trending weaker due to challenging refinancing environment and volatility in commodity prices (COVID-19)

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BOARD OF

DIRECTORS**

Our Board comprises eminent personalities bringing different insights from diverse walks of life, and they collectively take onus of Vedanta’s approach to creating value. Five out of our ten Directors are independent, thereby helping us strike the right balance between outside-in and inside-out perspectives.

ANIL AGARWAL,

Non Executive Chairman

Mr Agarwal is the Founder and Chairman of Vedanta Resources Limited, a Company which has grown its annual revenues from $1 Million to over $15 Billion in the past decade. Vedanta group has invested over $30 Billion in India and South Africa on organic growth projects. He has over four decades of entrepreneurial and business experience. He shaped the Group’s strategic vision and now plays the role of chief mentor to a talent pool of over 100,000 direct and indirect employees. Under his leadership the Vedanta Group has achieved tremendous success, the Group got its first big break in 1986, and over the years, it has achieved tremendous growth both organically and through value-generating mergers and acquisitions, creating a world- class diversified portfolio of large, structurally low-cost assets in oil & gas, zinc, silver, copper, iron ore, aluminium and steel. It is the only major natural resources Company in the entire Indian subcontinent. In the last nine years, Vedanta has contributed more than US$41.7 billion to the exchequer and currently contributes 1% to India’s GDP.

Mr Agarwal’s vision for the Company and the country is deeply interlinked, he is a strong advocate of reducing import dependency by increasing domestic production of resources that are abundantly available in our ecosystem, while maintaining the best environmental standards. The underlying fact behind his conviction is that domestic production will create millions of jobs, save precious foreign exchange, build technological capital and push India towards mass development.

Mr Agarwal places considerable focus on safety and sustainable development for the benefit of the surrounding communities. He created the philanthropic arm of the Group

- The Vedanta Foundation, with a deep-seated belief that businesses must give back to the society and help them prosper. He has generously pledged 75% of his wealth for social good. He initiated the Nand Ghar project which will transform the lives of over 100 million women and children by providing them holistic development opportunities. Similarly, there are many initiatives pertaining to medical care, sports, agriculture, nature conservation and more which are being undertaken under his guidance and direction.

NAVIN AGARWAL,

Executive Vice Chairman

Mr Navin Agarwal has been with the Group since its inception and has four decades of strategic executive experience. Under his stewardship, Vedanta has enjoyed leadership position in all the major sectors in which it operates. Over the years, he has been instrumental in building a highly successful meritocratic organisation, anchored by an extraordinary force of 100,000 employees. He spearheads our strategy through a mix of organic growth and value-generating acquisitions leading to Vedanta’s transformation into a globally diversified natural resources Company.

He is passionate about developing leadership talent and has been responsible for creating a culture of excellence at Vedanta through the application of advanced technologies and global best practices. He drives Vedanta’s unwavering commitment to the highest standards of corporate governance and engagement with key stakeholders. His vision is to gradually unlock the enormous potential of the natural resources sector and make it an engine of growth for India. The overarching vision of empowering the nation by achieving self-sufficiency in the resource sector remains close to his heart.

In recognition of his exceptional distinction in the fields of business and entrepreneurship and contribution to the natural resources sector, he was conferred with the ‘Industrialist of the Year’ award by the Bombay Management Association for 2018. He is a fervent advocate of sustainable development and is committed to the empowerment of women and promotion of culture and sports.

**	As on 6 June 2020

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LALITA D GUPTE,

Non-Executive Independent Director

Ms Gupte has more than three decades of experience in the financial sector and has held various leadership positions in diverse areas. She is the former Joint Managing Director of ICICI Bank and was the Chairperson of ICICI Venture Funds Management Company Limited till October 2016. She is currently Chairperson of ICICI Lombard General Insurance Co. Ltd. and India Infradebt Ltd. and sits on other Boards. She holds a bachelor’s degree in Economics (Honours) and a master’s degree in Management Studies. She did her advanced management programme from INSEAD.

UPENDRA KUMAR SINHA,

Non-Executive Independent Director

Mr Sinha has served as the Chairman of Securities and Exchange Board of India (SEBI) from February 2011 to March 2017. He was instrumental in bringing about key capital market reforms. Under his leadership, SEBI introduced significant regulatory amendments to the various acts enhancing corporate governance and disclosure norms. Prior to SEBI, he was the Chairman & MD of UTI Asset Management Company Pvt. Ltd. and has also worked for the Department of Economic Affairs under the Ministry of Finance.

K VENKATARAMANAN,

Non-Executive Independent Director

Mr Venkataramanan brings with him over four decades of experience and has also been CEO & Managing Director, Larsen & Toubro Limited (L&T) from April 2012. Further, he has also served on the L&T Board from May 1999 until his retirement in September 2015. He has spearheaded L&T in the world of Engineering & Construction, strengthened every aspect of Engineering Procurement Construction value chain and transformed L&T to one of the respected names in the global EPC fraternity. He is a Graduate in Chemical Engineering from Indian Institute of Technology, Delhi. He is also a distinguished alumni awardee from IIT Delhi.

MAHENDRA KUMAR SHARMA,

Non-Executive Independent Director

Mr Sharma retired in May 2007 as the Vice-Chairman of Hindustan Unilever Limited. As Vice Chairman he had responsibility for H.R, Legal & Secretarial, Corporate Affairs, Corporate Communications, Corporate Real Estate functions and New Ventures, Plantations & Export businesses of the company.

He displays passion for ensuring highest standards of Corporate Governance and adherence to responsible and ethical conduct in all aspects of business operations. He holds bachelor’s degree in Arts and Bachelors of Law Degree from Canning College, University of Lucknow, completed Post Graduate Diploma in Personnel Management from Department of Business Management, University of Delhi and Diploma in Labour Laws from Indian Law Institute, Delhi. In 1999 he was nominated to attend Advanced Management Program at Harvard Business School. He served on the seven member Committee constituted by the Government of India for redrafting the Companies Act and was also a member of the Naresh Chandra Committee constituted by the Government of India which formulated norms for corporate governance in India.

**	As on 6 June 2020

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BOARD OF DIRECTORS CONTINUED...

PRIYA AGARWAL,

Non-Executive Non-Independent Director

Ms Agarwal brings with her experience in Public Relations with Ogilvy & Mather and in Human Resources with Korn Ferry International. She has done B.Sc. Psychology with Business Management from the University of Warwick in the UK. She anchors CSR, PR & Communications for the Group.

GR ARUN KUMAR,

Whole-time Director & Chief Financial Officer

Mr Arun Kumar has over 24 years of experience at global multinationals like Hindustan Unilever and General Electric. Prior to his joining Vedanta, he was the CFO for General Electric’s Asia-Pacific Lighting & Appliances businesses based out of Shanghai. He is responsible for overall health of the balance sheet, driving performance in profit and cash, treasury, investor relations, credit ratings, tax, secretarial, controllership, recording and reporting and other key strategic matters from time to time. He is a Fellow Member of the Institute of Chartered Accountants of India.

**	As on 6 June 2020

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VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    55

MANAGEMENT

COMMITTEE**

Vedanta is on the continuous journey of growth and expansion with best-in-class safety, benchmark technology, and cost efficiency. We continuously ensure that we have the right management in place to drive our business and take the organisation to the next level.

In line with this vision, a Group Management Committee has been formed which will collectively be responsible for all key decisions taken for the growth of organisation.

MEMBERS OF THE MANAGEMENT COMMITTEE:

SUNIL DUGGAL

Chief Executive Officer - Vedanta Limited and CEO- Hindustan Zinc Limited

Mr Sunil Duggal was appointed as the CEO & Whole-time Director of Hindustan Zinc Limited (HZL), a subsidiary of the Company in 2015. He had been associated with HZL since 2010 as Executive Director and thereafter became the Chief Operating Officer in the year 2012 and Dy. CEO in 2014. He has been appointed as the Interim CEO of Vedanta Limited with effect from 6 April 2020.

He is a result oriented professional with over 36 years of experience of leading high-performance teams and more than 20+ years in leadership positions. He is known for his ability to calmly navigate through tough and challenging times, nurture and grow a business, evaluate opportunities and risks and successfully drive efficiency and productivity whilst reducing costs and inefficiencies and deliver innovative solutions to challenges. His thrust on adopting best- in-class mining and smelting techniques, state-of-the-art, environment-friendly technologies and mechanisation, automation & digitalisation of operational activities has added great value.

He has an Electrical Engineering degree from Thapar Institute of Engineering & Technology, Patiala. He is an Alumni of IMD, Lausanne - Switzerland and IIM, Kolkata.

He is serving as Vice Chairman – International Zinc Association, President – Federation of Indian Mineral Industries, President – Indian Lead Zinc Development Association. Recently, he has been appointed as the Chair – Confederation of Indian Industry (CII) National Committee on Mining.

MADHU SRIVASTAVA

Chief Human Resources Officer

Ms Srivastava was appointed as the Chief Human Resources Officer for Vedanta Group in December 2018. She has been associated with the Group for more than seven years and in her earlier role, she was the CHRO for Cairn Oil & Gas business and led the Talent Acquisition and Diversity & Inclusion functions for the Group. Under her leadership, the Group has put in place the right HR policies, progressive people practices and frameworks for talent acquisition and talent management across Vedanta. She has 20 years of experience across HR as well as Sales, Marketing and Operations, spanning the FMCG, telecom, ITES, BFSI and natural resources industries.

She started her professional journey in 1999 with Godrej where she handled sales in Gujarat and Maharashtra and later moved to the Corporate Sales & Marketing role. Post working with companies like GE Capital and Reliance in Operations & Marketing profiles, she started her Human Resources journey in 2006 by joining Genpact as Assistant Vice President, Talent Acquisition where she led middle management hiring. She then went on to lead the recruitments for Citibank’s India operations as Vice President, HR before joining Vedanta in 2012. She has completed her PGDM in Marketing and Sales, from the IIM, Ahmedabad.

**	As on 6 June 2020

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SHARAD GARGIYA

Chief Commercial Officer-Vedanta

Limited and CCO-Hindustan

Zinc Limited

Mr Gargiya has been appointed as Chief Commercial Officer of Vedanta with effect from 5 April 2020. He was appointed as Chief Commercial Officer of Hindustan Zinc Limited (HZL), a subsidiary of the Company in February 2019. He has been associated with Vedanta Group since October 1998 and has held key senior leadership roles in both finance and commercial functions across the Group companies. He has been an integral part of Group Ethics Committee since 2016 and an active member of Group insurance council for over five years.

He is a versatile leader and has over 21 years of experience in leading high-performance teams, developing and executing strategic initiatives, driving business excellence, and cultural transformation. He has contributed significantly in unlocking the business value through his leadership and strategic roles at Telecom cable,

Copper, Aluminum and Power business and Zinc. He is a result oriented professional and is extremely passionate about sustainability and resource productivity. He has a proven track record of adopting best-in-class technologies and processes to increase efficiencies and optimise cost with a focus on building automation and digitalisation of operational activities. He believes defining ‘personal success’ as his ability to make ‘others successful’.

He is a qualified Chartered Accountant and Bachelor of Commerce. He has attended General Management Program from Harvard Business School in 2011.

GR ARUN KUMAR

Chief Financial Officer

Mr Arun Kumar has over 24 years of experience at global multinationals like Hindustan Unilever and General Electric. Prior to his joining Vedanta, he was the CFO for General Electric’s Asia-Pacific Lighting & Appliances businesses based out of Shanghai.

He is responsible for overall health of the balance sheet, driving performance in profit and cash, treasury, investor relations, credit ratings, tax, secretarial, controllership, recording & reporting and other key strategic matters from time to time. He is a Fellow Member of the Institute of Chartered Accountants of India.

**	As on 6 June 2020

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EXECUTIVE

COMMITTEE**

The Executive Committee (ExCo) supports in the day-to-day running of the Company and meets on a monthly basis. It comprises leaders from different businesses and key verticals across the Company. It is entrusted with executing the strategy adopted by the Board, allocating resources in line with delegated authorities, managing risk and monitoring the operational and financial performance of the Company.

The authority is delegated by the Executive Committee to the respective Chief Executive Officer of each of the businesses. The Group Chief Executive Officer keeps the Board informed of the ExCos activities through his standing reports to the Board.

DILIP GOLANI

Director - Management

Assurance

Mr Golani currently heads the Group’s Management Assurance Services function. He previously headed the Sales and Marketing Division for HZL and the Group’s performance management function. Prior to joining the Group in April 2000, he was a member of the Unilever corporate audit team responsible for auditing the Unilever group companies in Central Asia, the Middle East and Africa region. Prior to that, he was responsible for managing operations and marketing functions for one of the exports businesses of Unilever India. He has over 30 years of experience and has previously worked with organisations such as Union Carbide India Limited and Ranbaxy Laboratories Limited. He holds a bachelor’s degree in Mechanical Engineering and has completed his Post Graduate studies in Industrial Engineering and Management from the National Institute of Industrial Engineering, Mumbai, India.

ANDREW LEWIN

Group Health, Safety, Environment

& Sustainability Head

Mr Lewin joined us as Group Health, Safety, Environment & Sustainability Head with effect from February 2020. He has over 32 years of experience within mining and oil & gas industries. He was previously Managing Director at Spectrum Risk Consulting, Australia. He has also held a number of senior roles at BHP Billiton, Newmont Mining Corporation and other companies across USA, Australia and the UK with responsibility for health, safety, environment and sustainability assurance. He has a PhD in Chemistry from University of Waterloo and Post Graduate Diploma in Health and Safety from Aston University. He also holds a MSc in Physics from The University of Manchester, and a BSc (Honours) in Chemistry from University of Bristol.

JAMES CARTWRIGHT

Head - Investor Relations

Mr Cartwright was appointed Head of Investor Relations for Vedanta Group in October 2019. He is working towards enhancing the quality, depth and diversity of our shareholder base and investors to ensure optimum valuation for the Company. He has 25 years of rich leadership experience in capital markets, specifically across natural resources including oil & gas, utilities and handling of the ESG community. Prior to joining Vedanta, he was Managing Director of the Institutional Equities Division of Morgan Stanley. He also has worked with UBS Investment Bank & Merrill Lynch Europe. He holds bachelor’s degree with Honours in Geology from Bristol University, England.

**	As on 6 June 2020

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AJAY KAPUR

Chief Executive Officer-

Aluminium & Power Business

Mr Kapur was appointed as Chief Executive Officer, Aluminium & Power in March 2019. He leads the Aluminium & Power business for Vedanta comprising 2.3 mtpa installed smelter capacity, 8 GW of power and 2 mtpa of alumina refinery. Prior to his appointment at Vedanta Limited, he was the Managing Director & Chief Executive Officer for Ambuja Cements. He started his career as an Executive Assistant to the founder & Managing Director of Ambuja Cements Ltd. He went on to handle various strategic positions at Ambuja Cements with his last position as Managing Director & Chief Executive Officer. He holds a Graduate degree in Economics from St. Xavier’s College, Mumbai, an MBA from KJ Somaiya Institute, Mumbai and is an alumnus of Wharton’s Advanced Management Program.

PANKAJ KUMAR

Chief Executive Officer-Sterlite

Copper, MEL and Fujairah Gold

Mr Kumar was appointed the Chief Executive Officer of our copper operations in Tuticorin, Silvassa and Fujairah Gold FZC and Director of Malco Energy in March 2019. In his career of over 29 years, he has worked with large conglomerates like TATA Steel, Mittal Steel, Adani Ports, Gujrat Guardian Limited and United Breweries Limited. Prior to joining us at Sterlite Copper as Chief Executive Officer, he was the Chief Operating Officer at Hindustan Zinc Limited. He holds a bachelor’s degree of Technology (Honours) in Mechanical Engineering from Indian Institute of Technology Kharagpur and Post Graduate Diploma in Business Management with specialisation in Operations Management and Information Technology from XLRI, Jamshedpur, India.

ARUN MISRA

Deputy Chief Executive Officer-

Hindustan Zinc Limited

Mr Misra was appointed as Dy. CEO, HZL on 20 November 2019. In his previous role, he was associated with TATA Steel as Vice President- Raw Materials. He has 31 years of rich and diverse experience in leading various strategic positions within TATA Steel. He has a bachelor’s degree in Electrical Engineering from IIT Kharagpur, a Diploma in Mining and Beneficiation from University of New South Wales Sydney and a diploma in general management from CEDEP, France.

**	As on 6 June 2020

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EXECUTIVE COMMITTEE CONTINUED...

RAHUL TRIVEDI SHARMA

Chief Executive Officer (Acting)-

VAL- Lanjigarh

Mr Sharma joined the Vedanta Group in 1998, and is currently Chief Executive Officer of Alumina Business, effective April 2019, prior to which he was working as Director - Corporate Strategy (Aluminium and Power). He has varied experience of over 25 years and has held leadership positions at Vedanta Limited and Sterlite Technologies Ltd. Prior to joining Vedanta he was Chief Marketing Officer (Domestic and International) and Business Head - Integrated Management System at Sterlite Technologies Ltd. He has played a significant role in driving various policies and creating a strategic framework for various government reforms for development of exploration, mining and non- ferrous metal sector in the country in the most sustainable manner and is also the Co-Chairman of the Federation of Indian Chambers of Commerce & Industry (FICCI) Mining Committee. He is an alumnus of IIM–Ahmedabad Executive General Management program, has an MBA in Marketing and a BE in Electronics and Communication.

PANKAJ MALHAN

Chief Executive Officer-

Electrosteel Steels Limited

Mr Malhan is the Chief Executive Officer of ESL and joined ESL in October 2018. He holds a Bachelor in Technology in Instrumentation & Control from National Institute of Technology, Jalandhar, India, and also has done Post Graduate Diploma in Business Management from XLRI, Jamshedpur, India. He joined ESL from TATA Steel, where he was the Head – Engineering and Project. He was responsible for leading TATA Steel’s capital expansion programmes. He was associated with TATA Group since

2000 and has held various senior management positions at TATA Steel, TATA Blue Scope Steel Limited and TATA power Limited. Prior to joining TATA group, he has worked with Indian Acrylics Limited and Fisher Rosemount Limited.

ABHIJIT PATI

Chief Executive Officer-

BALCO

Mr Pati was appointed as Chief Executive Officer of BALCO on 25th July 2019. Prior to this, he was CEO of our Aluminium business, Jharsuguda from March 2015. Earlier he was the president and Chief Operating Officer of our aluminium and power business at Odisha since April 2012. He has over 31 years of experience in aluminium industry. Prior to joining us, he was the Vice President with Hindalco Industries Limited. He started his career as a budding engineer with Indian Aluminium Company in the year 1989. He was awarded with the ‘Exceptional Contributor Award’ from the Aditya Birla Group Chairman, Mr Kumar Mangalam Birla for significant contribution to turn around Hirakud Aluminium Smelter in 2006 and won the prestigious British Sword of Honor for the Hirakud Smelter in

the year 1999. He is a member of the Bureau of Energy Efficiency under Ministry of Power, Government of India. He is also holding the position of Vice President in Aluminium Association of India and member of the governing body. He is two times gold medalist from prestigious institutes like Calcutta University and International Management Institute, New Delhi. He has a first class honours bachelor’s degree in Chemical Engineering from Calcutta University and a master’s in Business Administration from International Management Institute, New Delhi.

**	As on 6 June 2020

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VIKAS SHARMA

Chief Executive Officer-TSPL

Mr Sharma was appointed the Chief Executive Officer of our power business TSPL on 25 July 2019, prior to which he was appointed CEO of BALCO in March 2017. He has experience of over 31 years in various national and multi-national companies. He served HMT Watches Limited, Su-Raj Diamonds India Private Limited, AMP India Private Limited (now Tyco), Praxair India Private Limited, Jindal Praxair Oxygen Company Limited and JSW Steel Limited in various key positions. He joined as Location Head of Chanderiya Smelter of HZL in 2012 and was gradually elevated to the Chief Operating Officer of smelters division of HZL in June 2014. During his tenure at HZL, he played integral role in the growth of the Company and made significant contribution in smelter production. He holds bachelor’s degree with Honours in Mechanical Engineering from Engineering College Kota, University of Rajasthan and a master’s in Business Administration in Marketing from Sikkim Manipal University, Gangtok, India.

VINEET BOSE

SPOC Group - Legal

Mr Bose was appointed as Corporate Counsel for legal matters across the group, with effect from 11 October, 2019. In addition to the current responsibilities, he also continues to hold the charge as the Head – Legal, Hindustan Zinc Limited (A Vedanta Limited subsidiary). He joined our Company in February 2016 as Deputy Legal Head of Hindustan Zinc Limited. He has almost 20 years of experience in complex litigations, contract negotiations, regulatory issues, compliance assurance, advocacy and taxation matters. Prior to joining our Company, he has experience working with organisation like DuPont, Bharti group, Vaish Associates (Law Firm), BSNL and Ministry of Corporate Affairs. He is a Law Graduate from Delhi University and holds a master’s degree in business laws from National Law University (NLU) Bangalore. He is also a qualified Company Secretary and Cost and Management Accountant.

DHIRAJ NAYYAR

Director, Economics & Policy

Mr Nayyar was appointed as Director, Economics & Policy with effect from 11 October, 2019. Prior to this, he was Chief Economist of Vedanta Ltd. since October 2018. Before joining Vedanta, he was Officer on Special Duty and Head, Economics, Finance and Commerce at NITI Aayog, Government of India between October 2015 and October 2018. In this role, functionally equivalent to Joint Secretary, Government of India, he was responsible for all policy matters related to the Departments of Economic Affairs, Revenue, Financial Services, Investment and Public Asset Management and Commerce. He was Secretary of the Inter-Ministerial Committee on Sick and Loss- Making Public-Sector Enterprises, Member-Secretary of NITI Aayog’s Committee on Strategic Disinvestment and Member, Spices Board. Prior to joining Government, he spent several years in the media in senior positions. He was India Columnist, Bloomberg View, Managing Editor, The Quint, Editor-at-large, Firstpost. com, Deputy Editor, India Today and Opinion Editor, Financial Express. He holds a BA Honours in Economics from St. Stephen’s College, M.A. in Philosophy, Politics and Economics from Merton College, Oxford and M. Phil in Development Economics from Trinity College, Cambridge where he also pursued doctoral research in Economics and taught development economics.

**	As on 6 June 2020

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EXECUTIVE COMMITTEE CONTINUED...

LEENA VERENKAR

Group Head – CSR

Ms Verenkar was appointed as Group Head – CSR, with effect from October 11, 2019. In addition to the current responsibilities, she also holds the charge as the Chief Advocacy & PR and Head – CSR for Sesa Iron Ore Business since 2015. Prior to this, she was Head – CSR of Iron Ore Goa, since 2010. She started her career with our Company in 1996, in the field of environment management & compliance and led the environment team for 12 years. She has more than 25 years of experience in environment management, community relations, advocacy & PR. She holds master’s degree in Microbiology from Goa University and in ecology & environment from Bhopal University. She has Fulbright Scholarship by US foundation in India and LEAD fellowship by Lead India. She is also recognised as Women Leader of the year by Economic Times and 100 most impactful CSR leaders (a global listing) by World CSR in 2017.

ROMA BALWANI

Director – Communications & Brand

Ms Balwani was appointed Director-Communications & Brand with effect from 11 October 2019. Earlier she was Sr. Advisor since April 2019. Her prior stint with Vedanta was as President-Group Communications, Sustainability and Corporate Social Responsibility from April 2014 to August 2017. Prior to joining our Company, she was Chief Communications Officer at Mahindra & Mahindra Limited. With over three decades of experience, she has won several Indian and International awards and accolades and she speaks at several summits on Sustainable Development & Communications in India and overseas. She has the distinction of being included for three consecutive years in the Holmes Global Report, USA, a recognition in the Global Influence 100 listing of In-house Communicators. She is a Director of CMI FPE, and the Indian subsidiary of the Belgian Company CMI. She also chairs the CSR Committee as a Board member. She is an Economics Graduate from Mumbai University and a Post Graduate Diploma in Marketing Management and has completed Executive Management Program at Harvard Business School, Massachusetts, USA.

**	As on 6 June 2020

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SAUVICK MAZUMDAR

Chief Executive Officer – Iron Ore Business

Mr Mazumdar was appointed as Interim CEO of our Iron Ore Business in July 2019. Prior to this role he was the Deputy Chief Executive Officer of Iron Ore Business and Vice President since 1 October 2016. He has been associated with Vedanta for over 24 years and has held various strategic and leadership roles. He has a bachelor’s degree in Mining Engineering from NIT Surathkal.

CHHAVI NATH SINGH

Chief Executive Officer – VAL – Jharsuguda

Mr Singh is the CEO of our Aluminium business-Jharsuguda since 25 July 2019. Prior to this role he was COO of TSPL. He has a rich experience of 38 years in power industry and played a pivotal role in stabilisation of TSPL operations. He has also worked for companies like National Thermal Power Corporation Ltd., Essar Power and JSW Energy Ltd. He has a Post Graduate degree PGDBM from MDI, Gurgaon and bachelor’s degree in Mechanical Engineering from MLN Regional Engineering College.

**	As on 6 June 2020

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SUSTAINABILITY AND ESG

MANAGING OUR

BUSINESS

SUSTAINABILITY

Our sustainability strategy is driven by the need to address the expectations of our stakeholders through mutual dialogue and need-based intervention, while at the same time addressing the priorities of business performance. As a large Company creating measurable economic and other impacts, we are mindful of our commitments to society, our people and our environment. We are also well attuned to global expectations and standards regarding sustainability, such as the United Nations Sustainable Development Goals (UN SDGs).

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KEY STATISTICS

3.26 million	59 million mt	1.75 million GJ	0.67
Community beneficiaries of Vedanta’s social activities (FY2019: 3.1 million)	Carbon footprint (FY2019: 58 million mt)	of energy conserved (target: 1.75 million GJ)	LTIFR (FY2019: 0.49)

2.99 million m3	29%	₹296 crore	7
of water saved (target: 2.5 million m3)	Water recycling rate (FY2019: 28%)	Community investment (FY2019: ₹291 crore)	Fatalities (FY2019: 9)

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SUSTAINABILITY AND ESG

FIRM FOUNDATION FOR

LASTING VALUE

Good corporate governance, which is a pre-requisite for protecting shareholder value, as well as delivering sustainable growth, underpins the delivery of our strategic objectives.

By overseeing the conduct of business with strict adherence to ethics and responsibility, the entire structure, cascading from the Board of Directors at the top, supported by processes, policies and the Vedanta Sustainability Framework, enhances the prosperity, long-term viability and sustainability of the Company.

COMPOSITION OF THE BOARD

In pursuance of our commitment towards responsible business in compliance with the applicable provisions of Companies Act, 2013 and Securities and Exchange Board of India (SEBI) Listing Regulations, including the amendments thereof, our Board presents an appropriate balance between Executive, Non-Executive and Independent Directors to distinct its functions of management and governance, to promote shareholder interests and to govern Vedanta effectively.

Our governance philosophy stems from our values of Trust, Entrepreneurship, Innovation, Excellence, Integrity, Respect and Care.

As on June 6, 2020, the Board comprises eight members as listed below:

Name	Designation	Gender	Age
Mr. Anil Agarwal	Non-Executive Chairman	Male	67
Mr. Navin Agarwal	Executive Vice-Chairman	Male	59
Mr. K Venkataramanan	Non-Executive Independent Director	Male	75
Ms. Lalita D. Gupte	Non-Executive Independent Director	Female	71
Mr. Mahendra Kumar Sharma	Non-Executive Independent Director	Male	73
Mr. UK Sinha	Non-Executive Independent Director	Male	68
Ms. Priya Agarwal	Non-Executive Director	Female	30
Mr. GR Arun Kumar	Whole-time Director & CFO	Male	48

Age Group	Less than 30 years	Between 30-50 years	Above 50 years
Number of Directors	0	2	6

Gender		Male	Female
Number of Directors		6	2

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Our Board provides entrepreneurial leadership for the Company and strategic direction to the management. It is collectively responsible for promoting the long-term success of the Company through the creation and delivery of sustainable shareholder value. The reporting structure, as shown below, between the Board, Board Committees and Management Executive Committees, forms the backbone of the Group’s Corporate Governance framework. As part of its decision-making processes, the Board considers the long-term consequences of its decisions, the interests of various stakeholders, including employees, the impact of the Group’s operations on the environment and the need to conduct its business ethically. This is achieved through a prudent and robust risk management framework, internal controls and strong governance processes.

Our Board provides strategic perspective and steers the business in line with the commitments made to various stakeholders and sustainable growth. They are supported by:

•	Established committees

•	Sustainable development team

•	Vedanta Sustainability Framework and Vedanta Sustainability

•	Assurance Process (VSAP)

•	Code of Business Conduct and Ethics

By overseeing the conduct of business with strict adherence to ethics and responsibility, the structure enhances the prosperity and long-term viability of the company. The board Sustainability committee meets every six months.

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SUSTAINABILITY AND ESG CONTINUED...

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SUSTAINABILITY AND ESG

OUR SUSTAINABILITY

MANAGEMENT APPROACH

Our goal is to create long-term value for all our stakeholders. To deliver on this promise, we have developed the Vedanta Sustainability Framework that enables our business units to adopt sustainable business principles into their systems and procedures.

VEDANTA SUSTAINABILITY FRAMEWORK

Developed in line with global standards from international bodies such as ICMM, International Finance Corporation (IFC), Global Reporting Initiative (GRI), United Nations Global Compact (UNGC) and SDGs, the Framework comprises several policies, standards and guidance notes, which help us in its execution. International consultants are also engaged to audit and provide feedback on the Framework’s strengths and weaknesses.

8 POLICIES • Biodiversity, Energy & Carbon, HIV-AIDS, HSE, Human Rights, Social, Supplier & Contractor Sustainability Management, Water	87 STANDARDS & GUIDANCE NOTES • Covering all of the policy subject areas • In line with ICMM, IFC Performance Standards, Global Reporting Initiative (GRI)	ROBUST MONITORING • Annual audit (VSAP) conducted at all Vedanta locations to check compliance with VSF • Monitored by Group ExCo

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VEDANTA SUSTAINABILITY

ASSURANCE PROCESS (VSAP)

VSAP is our sustainability risk assurance tool, used to assess the compliance of all our businesses with the Vedanta Sustainability Framework. The assurance model has different modules, which cover environment, health, safety, community and human rights elements. The assurance system works on the premise of tracking corrective and preventive action by each of our businesses and commissioning periodic formal audits by external experts.

VSAP is an annual process with clear tracking of results by the Sustainability Committee and the Executive Committee, which in turn report to the Board. As per the identified gaps, respective businesses make management plans and undertake corrective gap-filling actions, which are periodically reviewed, evaluated and documented. The successes and failures are identified and highlighted, and cross-learning opportunities are created.

VSAP has been instrumental in helping us embed sustainable development into every activity that we undertake.

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STAKEHOLDER ENGAGEMENT

ALIGNING STAKEHOLDER

EXPECTATIONS WITH

BUSINESS STRATEGY

Continuous engagement with our stakeholders allows us to remain responsive to their expectations, foresee emerging risks and identify opportunities. Our social responsibility performance standards help ensure effective engagement with relevant stakeholders across multiple industries and geographies; provide adequate grievance mechanisms to help resolve situations of potential conflict; and develop specialised standards for potentially vulnerable communities such as indigenous peoples. The process follows five principles of engagement:

ASK	ANSWER	ANALYSE	ALIGN	ACT

Our dialogue begins with questions that solicit feedback. Our stakeholders have access to a number of platforms to reach out to Vedanta personnel and voice concerns.	We disclose not just because we want to be heard, but because we are responsible. We aim to provide a constructive response to feedback received.	We have established a robust investigation process for complaints reported via the whistleblowing mechanism, sustainability and group communications email IDs, involving senior management and relevant personnel.	We work hand- in-hand with stakeholders and align our goals and actions with their high-priority areas. The feedback from all our engagement becomes part of our materiality identification process.	We back up our words with demonstrable actions that move the needle towards promised outcomes.

OUR KEY STAKEHOLDERS

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The table below represents an overview of the ongoing engagement with our stakeholders and the manner in which Vedanta responds to their expectations.

Stakeholder Groups	Types of Engagement	Key Expectations	Initiatives in FY2020
Local Community	Community group meetings, village council meetings, community needs/social impact assessments, public hearings, grievance mechanisms, cultural events, engaging philanthropically with communities via the Vedanta Foundation	• Need-based community development projects • Increasing reach of community development programmes • Improved grievance mechanism for community	• ₹296 Crore invested in Social Investment • 3.26 million beneficiaries of community development programmes • Community grievance process followed at all operations

Employees	Chairman’s workshops, Chairman’s/CEO’s town hall meetings, feedback sessions, performance management systems, various meetings at plant level, V-Connect mentor programme, event management committee and welfare committee, women’s club	• Improved training on safety • Increased opportunities for career growth • Increasing the gender diversity of the workforce	• 1.55 million person-hours of training on safety • 30% of all new hires are women • Identification of top talents and future leaders through workshops

Shareholders, Investors, & Lenders	Regular updates, investor meetings, site visits, AGM and conference, quarterly results calls, dedicated contact channel – Vedantaltd.ir@vedanta.co.in and sustainability@vedanta.co.in	• Consistent disclosure on economic, social, and environmental performance

•   ₹83,545 Crore in revenue

•   Sustainability assurance audits conducted through Vedanta Sustainability Assurance Programme (VSAP)

•   Investor briefings and pro-active engagement with the investment community on ESG topics

Civil Societies	Partnerships with, and membership of international organisations, working relationships with organisations on specific projects, engagement with international, national, and local NGOs, conferences and workshops, dedicated contact channel – sustainability@vedanta.co.in	• Expectation of being aligned with the global sustainability agenda • Commitment to ensuring human rights for all

•   Membership of international organisations including the United Nations Global Compact, TERI, CII, and Indian Biodiversity Business Initiative (IBBI)

•   Focus towards implementing Sustainable Development Goals

•   Compliance to the Modern Slavery Act

Industry (Suppliers, Customers, Peers, Media)	Customer satisfaction surveys, scorecards, in-person visits to customers, suppliers, and vendor meetings	• Consistent implementation of the cCode of Business Conduct and Ethics • Ensuring contractual integrity	• Hotline service and email ID to receive whistleblower complaints
Governments	Participation in government consultation programmes, engagement with national, state, and regional government bodies at business and operational level	• Compliance with laws • Contributing towards the economic development of the nation	• ~₹32,400 crore in payments to the exchequer

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MATERIALITY ASSESSMENT

DELIVERING ON

ESG PRIORITIES

In addition to the normal course of engagement, overseen by respective BUs and functions of the business, Vedanta, conducts a formal stakeholder engagement and materiality assessment exercise, once in every three years. This exercise is conducted to ensure that we have accounted for all expectations or concerns conveyed to us by our stakeholders, especially with regard to sustainability performance.

During FY2020, we completed our largest such exercise, having interacted with nearly 2,900 internal and external stakeholders via online surveys, focus group discussions, and face-to-face interactions. The results of this exercise have been distilled by our senior leadership team into areas that require our immediate attention and intervention (High); areas that can be managed using our existing frameworks and protocols (Medium); and areas that need continuous monitoring to prevent them from becoming critical for the organisation over time (Low). Classification of the areas was done using the following framework: (i) Importance to external stakeholders; (ii) Importance to the Vedanta leadership team; (iii) Potential regulatory impact; (iv) Potential reputational impact; and (v) Potential financial impact.

These results are specific to ESG-related expectations from the Company and do not include aspects related to economic/financial expectations.

High	Medium	Low

Energy & Climate Change	Noise & Vibration	Land Acquisition & Rehabilitation

Water Management	Tailings Dam Management

Solid Waste Management	Human Rights

Air Emissions	Resource Efficiency

Biodiversity	Transparent Disclosure

Health & Safety	Materials Management

Community Development	Learning & Development

Supply Chain Sustainability	Use of Recycled Material

Grievance Management	Brand Salience

Compliance to Government Regulations	Innovation

Upholding Rights of Indigenous People	Governance for Sustainability

Ethical Business Practices

Diversity & Equal Opportunity
Act	Manage	Observe

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We further analysed the areas with ‘high’ expectations to explore how they are integrated with the UN Sustainable Development Goals. The final set of actions and targets, in alignment with UN SDGs, are described in the table below:	Achieved

Partially Achieved

Not Achieved

Issues Emerging as ‘High’ Priority	SDG Alignment	FY2020 Targets	Status	Performance	Proposed Targets FY2021 & Beyond

WORKFORCE SAFETY

		Achieve score >75% in ten safety performance standards		Average score <75%	Achieve score >75% in ten safety performance standards

Health & Safety	SDG 8.8. Protect labour rights and provide safe work conditions for all	Zero fatal accidents and an LTIFR of 0.30		7 fatalities LTIFR: 0.67	I. Zero fatal accidents II. Introduce TRIFR as the primary lagging metric for safety

ENVIRONMENT MANAGEMENT

Water Management	SDG 6.4. Increase water use efficiency and ensure sustainable withdrawals	Achieved 2.5 million m^[3] of water savings		2.99 million m3 of water savings achieved	I. Review our water targets in alignment with global best practices. II. Achieve water savings of 0.5 million m3

	SDG 12.2: Achieve sustainable management and efficient use of natural resources				III. For water stressed areas - have a sustainable sourcing model by 2025

Energy & Climate Change	SDG 12.2: Achieve sustainable management and efficient use of natural resources	Achieve 1.75 million GJ energy saving		~1.92 million GJ of energy savings achieved	Achieve energy savings of 3 million GJ

	SDG 13.2: Integrate climate change measures into strategies, polices, and planning	Reduce our GHG emissions intensity by 16% from a 2012 baseline by 2020		13.83% reduction in GHG emissions intensity	Develop revised 5/10-year GHG emissions intensity reduction targets

Solid Waste Management	SDG 12.5. Substantially reduce waste generation through prevention, reduction, recycling and reuse	Achieve fly ash utilisation of 80%		105% utilisation of fly ash	Sustain fly-ash utilization at 100% or more

Tailings Dam Management	NA	Third-party review of tailings/ash dyke management system and development of specific improvement plan (India operations)		Completed	Continue with third-Party review of our tailings dam/ ash dyke structures

Biodiversity	SDG 15.9. Introduce biodiversity management and planning into development processes			Completed	New Target: Review of site-biodiversity risk across all our locations

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ENVIRONMENTAL STEWARDSHIP CONTINUED...

Issues Emerging as ‘High’ Priority	SDG Alignment	FY2020 Targets	Status	Performance	Proposed Targets FY2021 & Beyond

SECURING OUR SOCIAL LICENCE TO OPERATE

Community Development		Ensure alignment of all BU plans with issues identified during baseline surveys		Baseline survey conducted across Group, BU plans aligned with findings/ recommendation	Implementation of programmes in line with baseline and key indicators and conduct impact study after three years
	SDG 2.1. End hunger and ensure access to safe, nutritious, and sufficient food, all year round				New target: Focus to align programmes with 2 key SDGs across group

	SDG 2.2. End all forms of malnutrition	1,200 Nand Ghars to be constructed by FY2020		1,302 Nand Ghars constructed	4,000 Nand Ghars to be constructed by FY2021

		Rollout of employee engagement platform across the Group		‘Passion to serve’-employee volunteering online platform launched in August 2019	Intentionally left blank

Grievance Management	No specific SDG	A standard online community grievance record/ redressal software to be introduced across the Group		‘Nivaran’ portal launched in March 2019	Timely redressal of grievance through unified portal across BUs

Supply Chain Sustainability	SDG 8.7. Eliminate worst forms of child labour, all forced labour				No targets. However, BUs follow Modern Slavery Act requirements to monitor suppliers and vendors for breaches of human rights

Upholding Rights of Indigenous People	No specific SDG				No target, however, Vedanta is committed to FPIC & plans to undertake a Social Performance pilot in FY2021

New target: CSR advisory at Group level

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Issues Emerging as ‘High’ Priority	SDG Alignment	FY2020 Targets	Status	Performance	Proposed Targets FY2021 & Beyond

PEOPLE AND DIVERSITY

Ethical Business Practices	No specific SDG	Continue to focus on Code of Conduct (COC) training for all employees, including new hires		All our employees sign a copy of COC as part of their joining process acknowledging that they have gone through the Code of Conduct policy. In addition, we have a digitised COC training module, which every employee must go through, at the end of which they have to answer a short quiz to complete the training	Continue to focus on COC training for all employees, including new hires

	SDG 5.5. Ensure full & equal participation of women in all decision-making in the political, economic, and public life	Achieve 33% female representation at Vedanta Board-level by FY2020		Currently, we have 25% diversity in our Group Management Committee and 20% in Vedanta Limited’s Board. We have made significant headway since last year where we have increased diversity in the Group	Achieve 33% female representation at Vedanta across all key decision- making bodies, including the Board, Management Committee and ExCo

	SDG 5.9. Adopt and enforce policies and legislation on gender equality			Executive Committee from 5% to 17% and we continue to focus on achieving 33% diversity across the table

Diversity & Equal Opportunity		5% improvement in our campus female hiring programme to promote gender diversity		We have improved our on-campus recruiting diversity by 8.7% from 27.7% to 36.4%	Improve diversity across the organisation with focused 50% diverse hiring from campuses

		Ensuring right leadership (ExCo) & succession for each business		ExCo structure being reviewed by respective business CEOs and HR heads, along with top management every month – Key focus is on delivery and business impact. Status on KPIs being tracked for the ExCo leaders through a structured Scorecard process on a quarterly basis	Ensuring right Management in Place with defined deliverables in terms of Volume, Cost & EBITDA and succession for each business

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ENVIRONMENTAL STEWARDSHIP

OPTIMISING

RESOURCES FOR A

SUSTAINABLE FUTURE

We are committed to reduce our environmental footprint through a systematic and process-oriented approach. This includes addressing legacy issues at sites that have previously had a negative impact on the environment, retrofitting older assets with new technology and ensuring new operations are as efficient as possible by design. Additionally, all our operational sites are ISO 14001 certified.

Our Vedanta Sustainability Framework comprises policies, standards and guidance notes to manage environmental impacts. For the environmental priorities arising from the materiality process, we have developed specific objectives and targets, and review performance against these issues on a periodic basis.

ENERGY MANAGEMENT & CLIMATE CHANGE

As a large consumer of fossil-fuel based power, we recognise the climate-related risks associated with our business activities. We understand the implications of our energy consumption, both in terms of its cost to the natural environment as well as cost to the operations and are committed to meet our energy demands, while limiting our carbon emissions. We remain fully supportive of the outcomes of the Paris Agreement and have taken on carbon reduction targets in alignment with the Nationally Determined Contributions (NDC) of the Government of India.

GOVERNANCE STRUCTURE

Our Energy and Carbon Management Policy and Performance Standard commit our operations to adopt and maintain global best practices in carbon and energy management and minimise Greenhouse Gas (GHG) emissions.

The primary oversight of our carbon agenda rests with the Board’s Sustainability Committee, which meets once every six months. The Committee also reviews progress on the sustainability targets, which include carbon-related goals. The operational oversight of the carbon agenda rests with The Carbon Forum-a council chaired by the CEO of our power business and led by the Chief Operating Officers of our businesses. The forum has been mandated with developing and overseeing the implementation of Vedanta’s carbon mitigation approach.

During FY2020, the Company reconstituted the ‘Carbon Forum’ adding new members and refreshing its terms of reference.

Included in the Forum’s work are discussions related to approving Vedanta’s carbon management strategy, long-term (GHG) emissions intensity reduction targets, alignment with investor requirements, emerging regulatory risks and carbon pricing. The Forum also informs the Group ExCo, Risk Management Committee and the Board Sustainability Committee on ways to manage our carbon footprint. Executive compensation is linked to VSAP performance, which means management of our carbon footprint is also indirectly included in the compensation structure. We are in agreement with the recommendations made by the Task Force on Climate-related Financial Disclosures (TCFD). We are currently examining the best way forward on refining our carbon management and disclosure practices to be in alignment with the same.

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CLIMATE-RElATED RISKS AND OPPORTUNITIES

Vedanta’s global presence exposes us to regulatory changes aimed at limiting or reducing GHG emissions. These changes could potentially impact our operations with increased costs for fossil fuels, levies for emissions in excess of certain permitted levels, and increased administrative costs for monitoring and reporting. Further, increasing regulation of GHG emissions, including the progressive introduction of carbon emissions trading mechanisms and tighter emission reduction targets, is likely to raise costs and reduce demand growth. However, as of now, we do not anticipate any regulatory risks in India after the withdrawal of the clean energy cess in 2017.

We also anticipate physical risks related to extreme weather events and changes in the availability of water due to climate change. We have conducted a water risk assessment to evaluate the risks at 25 of our locations. Sites located in high-risk areas that are vulnerable to changes in the availability of water have begun to implement measures to reduce their dependency on local water sources by increasing water recycling rates and improving water use efficiencies.

We also anticipate a rise is the spread of vector-borne illnesses with rising temperatures. The COVID-19 pandemic has provided a glimpse of what such an outbreak could look like. We will incorporate the possibility and impact of such an event in our future risk planning – expanding on the Business Continuity Planning SOPs that have been prepared for the current COVID-19 crisis. In terms of climate-related business opportunities, we expect to benefit from an increase in demand for copper, zinc and silver, as the global renewable energy and electric vehicle industries expand.

We have not yet undertaken climate scenario planning and stress-testing of our projects based on internal carbon prices. There is an intention to introduce internal carbon prices in the next two years. Given the challenges related to Vedanta’s diverse business operations, which have different emission intensities, the Company is in the process of reviewing whether to apply carbon price at a group or operations level.

TARGETS & STRATEGIES

Vedanta’s businesses range from mining operations (surface and underground), smelting and refining units, hydrocarbon exploration, drilling and production, and product manufacturing to power generation. A significant portion of our operations are in regions where fossil-fuel based power forms the baseload of the energy grid. Additionally, due to the large and consistent requirement for power, many of our captive power plants use coal-based thermal technologies. Given the nature and location of our businesses, switching to large-scale renewable energies has not been possible due to the current financial and technical limitations of the technologies. As a result, much of our GHG emissions reduction programmes remain focused on improving the energy efficiency of our operations. We had aligned ourselves with the Nationally Determined Contributions (NDC) of the Government of India and had committed to reduce our GHG emissions intensity by 16% by 2020 from a 2012 baseline.

In FY2020, we have reached the end- of-cycle for this target and achieved a reduction of 13.83%. This reduction is equivalent to ~9 million tCO2e in avoided emissions. While the final number is lower than the target, it is indicative of the stretch goal that had been taken by us. We are currently in discussions internally to take the next set of mid- and long- term targets. We expect to be able to disclose these new targets by Q3FY21. We are deliberating if Science Based Targets (SBT) should be adopted for the entire group, or if each of our businesses should commit to their own SBTs. Our Zinc India business has already committed to SBTs and plans to reduce its Scope 1 and Scope 2 emissions by 14% by CY2026 from a CY2016 baseline. It has also committed to reduce its Scope 3 emissions by 20% by CY2026 from a CY2016 baseline.

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ENVIRONMENTAL STEWARDSHIP CONTINUED...

PERFORMANCE

GHG Emissions (million tCO[2]e)	FY2020	FY2019	FY2018	FY2017
Scope 1 (direct)	57	55	51	51.7
Scope 2 (indirect)	2	3.5	1.2	1.4
Total	59	58.5	52.2	53.1

Energy Consumption (million GJ)	FY2020	FY2019	FY2018	FY2017
Direct	519	483.9	424.94	411.95
Indirect	11	62.59	14.34	9.07
Total	530	546.49	439.28	421.02

The marginal rise in GHG emissions is primarily due to the inclusion of Electrosteels Steel Limited (ESL) data from FY2020 onwards. If we remove ESL from the dataset, there is a decline in GHG emissions by 3.6%. The decline for our GHG emissions and energy use is due to the marginal slowdown of activities in Q4 due to the lockdown measures initiated as part of our COVID–19 response.

We calculate and report GHG inventory i.e. Scope 1 (process emissions and other direct emissions) and Scope 2 (purchased electricity) as defined under the World Business Council for Sustainable Development (WBCSD) and World Resource Institute (WRI) GHG Protocol.

WASTE & TAILINGS MANAGEMENT

Responsible management of waste is the cornerstone of any sustainable operation. The safe and responsible management of hazardous, non-hazardous, and high-volume low-toxicity wastes is a key concern for our businesses. At Vedanta, the hazardous wastes include used/ spent oil, waste refractories, spent pot lining and residual sludge from smelters, while the non-hazardous (high-volume, low-toxicity) wastes we generate include fly ash (from captive and merchant power plants), red mud (aluminium refinery waste), jarofix (from zinc smelting), slag, lime grit (process residues from smelters and aluminium refineries) and phosphogypsum (phosphoric acid plant).

The Resource Use and Waste Management Technical Standard and supporting guidance notes are part of the Vedanta Sustainability Framework. We follow the principle of first reducing the waste, quantitatively as well as qualitatively (reducing the toxicity), and then performing the recovery and recycle (either ourselves or sold to authorised recyclers). The last priority is disposal in landfill or by incineration, using authorised, licensed and secured landfills. In FY2020, we recycled 88% of the high- volume-low-effect wastes such as fly ash, slag, and jarosite. For the second year in a row, we could reutilise more than 100% of the fly ash generated in the year, by recycling legacy waste.

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TAILINGS DAM MANAGEMENT

Tailings dams and ash ponds are integral to Vedanta’s mining operations. However, they can cause significant damage to the environment and to the neighbouring communities if they are breached.

Vedanta oversees 18 active and 5 inactive, and 1 closed Tailings Management Facilities (TMFs). Our principle concern is to ensure the safety of the people who live downstream from our dams. All but one1 tailings facilities have undergone an independent audit and assessment in the last 12 months by Golder Associates. We have also introduced a tailings dam management standard to ensure that our Group companies adhere to standard practices while managing their dam structures.

Critical aspects of Vedanta’s TMF standards:

•	Site selection must be based on a comprehensive environmental and social impact assessment, including economic, public health and safety risk over the life cycle of the tailing facility as per Good International Industry Practice

•	Dam break analysis must be conducted based on the advice of the designer/consultant to quantify the TMF-related risks if the TMF is located upstream or close to communities or in sensitive environmental areas

•	Design must be based on best available technology, to minimise the environmental, social, and economic risks, at optimal total cost of ownership over the life cycle of the operation

In keeping with stakeholder expectations on transparency of our tailings dam facilities, Vedanta has responded to the Church of England disclosure requirements. Details of the disclosure can be found on our website: www.vedantalimited.com

WATER MANAGEMENT

Water is a shared resource. While access to a steady water supply is critical for mining and smelting operations, it is an equally critical requirement for our host communities and the natural ecosystem and biodiversity of the area. The shared nature of this resource calls for all stakeholders to use it responsibly and we have taken several measures to reduce its consumption of water.

Our Group water policy administered through our water management standard is in place and our approach is to keep it as a core factor while making decisions, either for a new project or an existing one. Water- screening assessment to identify sensitive water resources, aquatic habitats and any known or suspected water resource constraints in proximity to each operation, is a must and has been conducted by all our businesses. It ensures that our operations have built-in measures to evade, curtail, or where required, compensate its effect on water in their respective regions.

In the last year, we have collectively saved c.2.99 million m3 water through various conservation and efficiency programmes.

Some examples of these efforts include:

•	Increasing cycles of concentration at Jharsuguda Thermal Power Plant

•	Improvement of recycling rate of treated cooling tower blowdown at TSPL

•	Improvement of recycling rate of raw and process waste water at Skorpion Zinc

•	Reuse of Thermogravimetry (TG) condensate at HZL

[1]	Our facility at Skorpion Zinc underwent an audit in 2016.

PERFORMANCE

Water Consumption & Recycling (million m3)	FY2020	FY2019	FY2018	FY2017
Total water consumption	255.10	243.44	241.66	241.56
Water recycled/reused	73.86	66.99	71.70	64.65
% Water recycled	28.95	27.52	29.67	26.76

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ENVIRONMENTAL STEWARDSHIP CONTINUED...

AIR EMISSIONS

We closely monitor the extent of any impact that our operations have on air quality and the effects and implications that this may have on employees, the communities local to our operations, and the broader environment. We are committed to using processes and technology that minimises any particulate release.

As part of our ambient air quality monitoring process, we monitor Suspended Particulate Matter (SPM), SOx and NOx. We also keep in check lead emissions in our zinc operations, fluoride emissions in our copper and aluminium operations, and Polycyclic Aromatic Hydrocarbons (PAHs) in our aluminium operations as per our Environmental Management Standard.

PERFORMANCE

Stack Emissions (in MT)	FY2020	FY2019	FY2018	FY2017
Particulate matter	9,603	8,862	8,414	9,296
SOx	255,685	242,234	189,823	174,340
NOx	66,526	67,278	56,749	44,935

ALIGNING BUSINESS PRACTICES TO UN SUSTAINABLE DEVELOPMENT GOALS

Goal: SDG 13 – Climate Action	Goal: SDG 12 – Responsible Consumption & Production	Goal: SDG 15 – Life on Land
Target:	Target:	Target:
13.2. Integrate climate change measures into strategies, polices, and planning	12.5. Substantially reduce waste generation through prevention, reduction, recycling and reuse	15.1. Conserve, restore and sustainably use all terrestrial ecosystems

CASE STUDY 01:

A TURNAROUND AT ELECTROSTEEL STEELS LIMITED (ESL)

Vedanta has grown inorganically, through acquisition. A key to its success has been its ability to turnaround sick companies – not just economically, but also in how they manage sustainability. ESL is no exception to this practice. In the 21 months since Vedanta acquired ESL, there has been significant work done to improve the environmental performance of the unit.

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Increase in Fly Ash and Blast Furnace Slag Reutilisation

From reutilising only 10% of the generated fly ash, ESL has been able to utilise 100% of the generated volumes. This has been achieved by establishing sales agreement for fly ash with cement companies, where the by-product is used in several blended-cement applications. In FY2020, ESL transferred ~108,000 MT of fly ash to the cement companies.

A similar success story has been achieved with Bblast furnace slag, where ESL has increased reutilisation levels from 30% to 100% of the generated waste. This too has happened by collaborating with cement manufactures.

Fly Ash Management and Land Reclamation

Low-lying areas within plant- boundaries are prone to flooding and can thus disrupt operations. One such area has been reclaimed by using nearly 300,000 MT of fly ash. The area was levelled, lined with clay at the bottom layer, before moving the fly ash. laying in the plant premises for levelling. A layer of top-soil was then added and 50,000 saplings planted, thereby aiding in the biological reclamation of the land. This solution aided in reducing the risk of flooding as well as the spread of fly ash due to wind or water-related events.

Increase in Reutilisation Rates of ETP Treated Water

Less than 1000 KL of Effluent Treatment Plant (ETP) water was reutilised in the plant every day. A project to identify losses and lay additional pipeline across the plant has seen the reutilization levels of the ETP treated water increased to 4,070 KL/day. The additional water is reutilised in the coke oven, blast furnace, sinter and lime, DIP, power plant, raw material handling and storage, sprinkling and greenbelt areas of the plant.

Waste Heat Recovery

Our non-recovery type coke oven releases coke oven gas during its operation, which are in the temperature range of 110500°C–11500°C. In normal course, this waste gas will be released to the atmosphere, contributing to our overall emissions and negatively impacting the atmosphere. However, in order to recover the waste heat, we drive this waste heat through two specially designed boilers, which generate steam to run the turbines in our captive power plant. A total of 259,255 MWh of power is generated annually from the Waste Heat Recover Boilers (WHRB). This action has allowed us to reduce our coal usage by ~82,000 MT and reduce our GHG emissions by ~69,000 tCO2e/year.

SDG Alignment

SDG 12: Responsible Consumption & Production,

SDG 13: Climate Action

SDG 15: Life on Land

CASE STUDY 02:

DRY TAILINGS DISPOSAL SYSTEM - ZAWAR

Safe and sustainable management of our tailings facilities in central to our site management plan. Most tailings contain 50-65% water, forming a slurry. This introduces several risks to the tailings dam structure and the adjoining communities and environment.

The installation and commissioning of dry tailing plant at the Zawar operations of HZL, brings higher water recovery, near elimination of water losses through seepage and evaporation, virtual stoppage of any probability of groundwater contamination through seepage and significant safety improvement, thus reducing the risk of a catastrophic dam failure. It is now possible to extract excess water (recirculation for mill operation) from tailings by introduction of this filtration plants to transform solid fractions into cake containing only 16% moisture.

Key advantages of this structure include:

•	Recirculation of >90% of the process water

•	Elimination of the risks of catastrophic tailings flow when a slurry dam (TSF) fails

•	Safe stacking of tailings cakes even in areas of high seismic activity
•	Reduction of risk of groundwater contamination through seepage

•	Reduction of storage footprint by 50% and enabling fast rehabilitation when approaching mine closure

SDG Alignment

SDG 12: Responsible Consumption & Production

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ENVIRONMENTAL STEWARDSHIP

EXPLORING A CIRCULAR

BUSINESS MODEL

Every year the metals & mining industry produces ~174 billion MT of waste. Not only are these waste volumes great, but they often contain traces of heavy metals and chemicals. At best, these wastes result in large tracts of land being used to safely store them, and at worst, they can cause significant harm to environment and society, in instances of run-off or a breach in the storage areas.

For many years, the industry has been evaluating solutions to minimize and reuse these wastes, however these have been imperfect, and often-times result in the generation of alternate waste-streams. It is estimated that nearly 40% of this waste can be recycled and converted into value-added-products.

In India, the unscientific disposal of hazardous waste has become a significant environmental issue. One reason is the growing unavailability of secure landfill sites to safely store this waste.

At Vedanta, we follow the waste hierarchy principles of reduce, reuse, recycle and dispose/store responsibly. Given the large volumes of waste we generate, we are always on the lookout for technologies or partners who can help us convert this “waste to wealth”. Enter Runaya Refining and their technology-enabled sustainable solutions for mineral waste processing.

RUNAYA – CREATING CIRCULAR ECONOMY SOLUTIONS FOR THE METALS & MINING INDUSTRY

The world produces ~65 MMT of aluminium every year. Approximately 1.5% of the total quantity is lost in the form of aluminium dross – a by-product – that contains recoverable aluminium, aluminium nitrides and oxides, spinel, dimagnesium silicate, gupeiite, and sodium titanate. Aluminium dross is classified as a hazardous waste under the prevailing Indian Environmental regulations due to its potential environmental and health impacts. Current practice is to responsibly dispose this waste by sending it to State authorized recyclers/re-processors who process the waste as per approved guidelines by the Central Pollution Control Board. Recyclers attempt to recover aluminium from the dross, but because they handle cold dross, the recovery is limited to ~20% metal by weight from the dross.

The proprietary high-end technology used by Runaya breaks up the recovery process into two-stages – (i) Recovery from the hot dross, and (ii) Recovery from the cold dross. The combined effect is that one is able to recover ~40% of the metal by weight (or 90% of the metal present in the dross). This is a significant jump, resulting in improving the economic viability of the process. Also given that it is processing the dross in its melted state in stage 1, there is a significant reduction in the energy requirements compared to other solutions in the market.

Additionally, in keeping with Vedanta’s “Zero Waste” philosophy, Runaya, which has a technological tie-up with TAHA International S.A (Luxemburg), is able to take the non-metallic portions of the residual dross and process it to produce briquettes that can be used as slag conditioner in the steel industry.

The end result is that 100% of the dross can be reutilized – through metal recovery and the creation of a value-added-product. This eliminates the amount of waste sent to secure landfills and is an environmentally safe way of utilizing a hazardous waste. It also decreases the dependence on the other raw materials used as slag conditioners in the steel industry – thereby living up to the ideals of circular manufacturing and circular economy.

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A PARTNERSHIP ON THE BRINK OF A REVOLUTION

A circular economy is one that is restorative by design, aiming to keep products and components and materials at their highest utility and value at all times.

The solution being offered by Runaya is an example of what is possible for the aluminium industry and fulfills our vision of “zero waste” by eliminating a hazardous waste-stream. Vedanta is excited to partner with them and usher in a revolution for the resources sector in more ways than one.

“Runaya’s process is a game-changer for the Aluminum sector. not only does it have the potential to eliminate a hazardous waste-stream, but it converts that waste into value-added products. It is a sustainable solution in the truest sense – addressing environmental, economic, and social aspects.”

Ajay kapur

CEO Vedanta Aluminium & Power

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SOCIAL FOCUS

EMPOWERING

COMMUNITIES FOR

INCLUSIVE GROWTH

Retaining the trust of our host communities is central to our ability to do business. In many instances, we are the primary economic driver where we operate. This places us in a unique position to significantly impact the lives of local communities, whether as employers and business partners or through our community development interventions. We take this responsibility seriously and endeavour to fulfil our role in a manner that upholds the dignity of all our stakeholders and allows us to live up to our values.

The Vedanta Sustainability Framework and its associated standards and policies guide our work on social performance. In areas with indigenous populations, we are committed to following the principles of Free, Prior, Informed Consent (FPIC). With its genesis in the UN Declarations of Rights of Indigenous Peoples, it has been adopted as a best practice by the IFC and ICMM.

Our CSR Council, led by a senior business leader, and including CSR Heads and CSR Executives from all business units, meets every month and reviews the performance, spends and outcome of CSR programmes across units. Governed by our in-house CSR Policy and Sustainability Framework, the Council is responsible for governance, synergy and cross-learning across the Group CSR efforts. The Board CSR Committee comprises senior Independent Directors; and apart from providing strategic direction for CSR activities, it also approves plans and budgets, and reviews progress of the initiatives.

PERFORMANCE & SOCIAL LICENCE TO OPERATE

Securing and retaining one’s social licence to operate is an outcome resulting from a Company’s ability to garner the trust of the communities where it operates. Social performance frameworks are a good mechanism to measure, manage, and monitor this aspect of the business.

In FY2020, we took the first steps to developing a holistic approach to improving our social performance. Taking help from experts in this field, Vedanta conducted a cross-BU review of the maturity of our businesses with respect to the social performance framework. Additionally, perception surveys were also conducted at our key locations to understand the viewpoints of our local stakeholders. Learnings from both these exercises are being studied and in FY2021, we will be conducting a year-long social performance pilot programme at two of our operational sites to evolve our social performance approach.

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COMMUNITY DEVELOPMENT PROGRAMMES

Vedanta has one of the most extensive community development programmes in the country. During FY2020, we spent ₹296 crores to help communities enhance their quality of life through various interventions. An overview of these programmes is given below.

CHILDREN’S WELL-BEING AND EDUCATION

Key Features

More than 50 initiatives across our Group companies

Nearly 300,000 children benefit from these programmes

Types of Interventions

Anganwadis and child-care centres; Public school infrastructure support (including sanitation); Scholarships and Teacher training; Digital classrooms & Computer-aided learning centres; Libraries; Vedanta- run Schools; Exam preparation counselling; Career counselling Science Fairs

HEALTHCARE

Key Features

More than 35 initiatives across our Group companies

Nearly 1.9 million people benefit from these programs

Types of Interventions

Support to Primary Health Centres; HIV/AIDS awareness programmes; Health camps; Mobile Health Vans; Specialist doctor support; Nutrition programmes; Vedanta-run hospitals; Health awareness drives

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SOCIAL FOCUS CONTINUED...

DRINKING WATER & SANITATION

Key Features

24 initiatives across our Group companies

Nearly 388,000 people benefit from these programmes

Types of Interventions

Provision of drinking water; Construction of toilets; RO plant setup; Digging of borewells; Handpump repair/installation; Sanitation drives

WOMEN’S EMPOWERMENT

Key Features

More than 15 initiatives across our Group companies

More than 48,000 women benefit from these programs

More than 3,100 SHGs & 250+ micro-enterprises formed

Types of Interventions

Self-Help Groups (SHG); Women’s cooperatives; Micro-enterprises

SKILLING YOUTH

Key Features

More than 10 initiatives across our Group companies

More than 3,900 youth trained

Types of Interventions

Sewing centres; Vocational training centres; Technical & computer literacy programmes Traditional crafts and painting training

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AGRICULTURE & ANIMAL HUSBANDRY

Key Features

More than 12 initiatives across our Group companies

More than 90,000 farmers benefited

Types of Interventions

Climate-change adaptation; Wadi-based agriculture; Water-shed rejuvenation; Agriculture-based natural resource management; Dairy and livestock development; Farmer training; SHGs; Co-operatives; Veterinary care; Irrigation channel maintenance

COMMUNITY INFRASTRUCTURE

Key Features

More than 20 initiatives across our Group companies

More than 200,000 people and 4,000+ families benefit from these programmes

Types of Interventions

Tube-wells/Open-wells/Borewells; Check-dams; Roads; Parks; Public education infrastructure; Community centres; Health centres; Village walls & gates; Renovation of sports complexes; Temples Irrigation channels; Drains; Bus stands; Street lights; Ponds; Public CCTV installations

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SOCIAL DEVELOPMENT CONTINUED...

SPORTS & CULTURE

Key Features

More than 20 initiatives across our Group companies

97,000 sports-persons and culture enthusiasts benefited

Types of Interventions

Rural sports; Sponsorship for para-athletes; Marathons; Sports tournaments; Music festivals; Football and archery training academies

ENVIRONMENTAL RESTORATION & PROTECTION

Key Features

More than 159,000 saplings planted and under maintenance

Types of Interventions

Sapling plantation & greenbelt management; Water conservation structures; Pond desilting

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CASE STUDY 01:

NANDGHAR

Our flagship Nand Ghar programme, which has seen phenomenal growth and success since its inception, is a child and maternal health initiative designed to support the Government of India’s Child Development Services (ICDS). At Nand Ghar, the traditional Anganwadi or rural childcare centre is reimagined as a state-of-the-art mother and child community hub, that provides crucial aid in the early stages of child’s growth, and offers women with a platform to learn new skills.

Our ambitious venture equips the Nand Ghars with rooftop solar panels for 24×7 electricity supply, water purifiers and clean lavatories, while addressing the nutritional and education needs of young children. With their hands free during the Nand Ghar hours, the mothers are given the opportunity to get trained in special skills that could aid in their economic upliftment.

This has directly impacted over 44,000 children benefiting from the pre-school programme, while over 29,000 of them enjoy nutritious meals daily. Powering on, we intend to open as many as 4,000 Nand Ghars throughout the country which, alongside our Khushi initiative, will impact millions of children and women.

During FY2020, we operationalised our 1,302nd Nand Ghar – which can now be found across Rajasthan, Uttar Pradesh, Odisha, Jharkhand, Chattisgarh, Madhya Pradesh, and Karnataka.

SDG Alignment

Goal: SDG 2- Zero Hunger

Target: 2.1. End hunger and ensure access to safe, nutritious, and sufficient food, all year round

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SOCIAL DEVELOPMENT CONTINUED...

CASE STUDY 02:

BEYOND THE FENCE - POND DEEPENING PROJECT

HZL has spearheaded significant work on water preservation, considering that its operations are located in the water stressed state of Rajasthan. In addition to the work done to reduce the dependence of its operating sites on local water bodies, HZL has also instituted water management projects in its local communities.

FATEH SAGAR LAKE DEEPENING PROJECT AT UDAIPUR

Vedanta, in association with the Urban Development Trust (UIT) of Udaipur has taken up the Fateh Sagar Lake deepening initiative, by desilting the lake during dry periods.

The desilting process has deepened the lake by increasing the catchment area and allowing trapping of more water in the rainy season, helping preserve water longer in those years with weak monsoons.

This project aims at improvement of lake biodiversity and creates a safe place for migratory birds.

SDG Alignment

Goal: SDG 6- Clean Water and Sanitation

Target: 6.6. Protect and restore water-related eco-systems

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CASE STUDY 03:

ENHANCING LIVELIHOODS IN COMMUNITIES

Livelihood programmes are central to the community development activities undertaken by Vedanta. As the largest private entity in many of the areas where we operate, community members look towards our organisation to improve their economic circumstances.

Where possible we have tried to integrate community members into our workforce or into our supplier network. For others, we have established robust, tested, livelihood programmes to help individuals gain new skills, allowing them to add new or enhanced sources of income.

Some success stories are given below:

The agriculture support programme managed by the BALCO CSR team provides soil testing, fencing infrastructure, fertiliser and seed-based input support, and technical training programmes. This intervention has motivated several farmers to adopt modern farming techniques such as System of Rice Intensification (SRI), which has doubled yields and enhanced incomes. Many farmers have also diversified their crops, further enhancing family incomes.

Self-Help Groups (SHGs) are another way to empower women and enhance family incomes. Build on the community-loan model, SHGs help women entrepreneurs start their own micro-enterprises – either individually or in a group. Women who have participated in these programmes have started tailoring units, farms, toy making, among other endeavours. These activities have not only supplemented their household incomes, but also empowered them to become independent members of society.

A third model involves the setting up of technical training centres, which teach individuals the skills to become part of the modern workforce. From call centre training provided by Cairn to the vocational training programmes such as plumbing, electrician, machine operators, among others – these programmes have allowed individuals to becoming primary wage earners for their families. HZL’s skill development programmes have a wide range of options to cater to each segment of youth from those who have attended secondary schooling to graduates, ITI & diploma-holders. Training partnerships with automobile companies such as Maruti Suzuki have provided participants with a two-year ITI degree, along with a stipend.

SDG Alignment

Goal: SDG 8 - Economic Growth & Decent Work for All

Target: 8.6 Reduce youth unemployment, illiteracy, unproductivity

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SAFETY

COMMITTED TO

EMPLOYEE SAFETY

AND WELLBEING

It is a matter of extreme regret that we lost seven colleagues in work-related accidents during the year. We share the pain of their loved ones and are conveying our deepest condolences to them. Their loss is a hard reminder for us to continuously work to strengthen and improve our safety management systems.

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At the beginning of FY2020, we observed an increasing trend in safety incidents, leading to fatalities within our workforce, over the past three years. This was a matter of grave concern, because within the same period, we had invested heavily in several systems and standards, which were introduced to ensure a safe, injury-free workplace.

To understand the rationale behind this anomaly, the Group ExCo along with our Group HSE teams went on to analyse the situation and developed a way forward.

The team determined that while the existing controls are important and development and monitoring of these needs to continue, given the nature of the safety incidents (70% repeats, >90% impacting our business partners) the following three areas required management attention:

Visible Felt Leadership

Where the expectation for leaders and support personnel is to spend quality time in the field performing safety interactions, workplace hazard reviews, along with making proactive & hands-on safety interventions

Manage Safety Critical Tasks

Where the expectation is that safety critical tasks are identified, critical competencies and controls documented in SOPs and the task leader verifies these are in place every time

Business Partner Engagement

Where the expectation is that long- term business partners are treated as employees for safety purposes and short-term/project-specific business partners are managed via deployment of suitable supervisors

These management areas have been taken up to bring significant and lasting change in the manner we manage safety.

While the final outcomes will be visible over a multi-year timeframe, key improvements include:

•	A plateauing of our fatality count

•	Significant rise in the amount of time business leaders are spending on the shop-floor, making safety interventions. SOPs and training manuals have been created for these individuals so that their interventions are found to be effective

•	A review by businesses of their safety critical tasks followed by an update of their risk documents as well as permit-to-work process flows

•	A review of our business partner pre-qualification and onboarding processes and the establishment of a committee to aid our business partners enhance their safety systems, with a focus on those vendors who do heavy maintenance and construction activities at our facilities

•	The development of a right-to- refuse campaign, to educate our workforce on their right to refuse or stop unsafe work. The campaign will be launched in Q1FY21

•	Improved reporting of all safety incidents, which are recorded, investigated and actions developed to prevent re-occurrences

In addition, several businesses have also taken on additional work to benchmark themselves and adopt best practices from some of the leading global safety frameworks. Specifically, they have engaged with the British Safety Council (BSC) to conduct audits and follow-up capacity building programmes.

All the major locations of our Oil & Gas business have received a 5-star rating from the British Safety Council. Similarly, a majority of our businesses have undertaken and achieved 5S certification, thereby significantly improving housekeeping practices and fulfilling our FY2019 goal of achieving

>90% score in 5S.

This improvement, will decrease the safety incidents from occurring. An overview of our safety performance is given below:

Fatalities

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SAFETY CONTINUED...

CASE STUDY 01:

SURVEILLANCE TEAMS TO ENSURE SAFE WORK CONDITIONS AT NIGHT

BALCO’s Senior Management has vouched for safety and integrity as their prime focus. They strive to ensure a conducive and safe working environment and have undertaken several programmes to demonstrate Visible Felt Leadership.

In order to improve the efficiency and effectiveness of the plant at night, the management implemented the Night Surveillance Initiative. The Night Surveillance team promotes smooth flow of operations inside the plant through regulation-based, proactive safety oversight system. The team comprises three executives with one member from the senior/ middle management supported by an executive each from safety and security teams. The primary function of the team is to visit the SBUs (Metal, Power and Enabling) to identify unsafe operational practices, violation of cardinal rules, zero tolerance rules, violation of standing order provisions and any other applicable guidelines laid down under the Code of Business Conduct. Over 150 employees are involved in this process, conducting cross-functional audits and have helped highlight several best practices. The initiative is supported by an online platform providing immediate learnings and course corrections. This initiative has provided BALCO an additional platform to spread the awareness on safety and demonstrated the commitment of the senior leadership team towards HSE & the wellbeing of the workforce.

SDG ALIGNMENT

Goal: SDG 8- Economic Growth & Decent Work for All

Target: 8.8 Protect labor rights and provide safe work conditions for all

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CASE STUDY 02:

SAFETY BOOSTER PROGRAM

Unsafe work conditions are often a result of consistent, long-term unsafe habits by employees on the shop floor. Left unchecked, these behaviours can have a negative impact on the safety culture of the site and result in injuries or fatalities.

To prevent such behaviours from spreading unchecked, the Jharsuguda plant has adopted a ‘safety booster’ programme for those employees (Vedanta & business partners) who exhibit borderline unsafe behaviour. These employees are identified by the plant head in consultation with the HODs and safety teams if they exhibit the following behaviours over a period of time:

•	Higher count of safety notices for areas under their supervision
•	Repeated road safety violations

•	Risk taking behaviours while performing jobs, a repetition of violations, or an unwillingness to perform safe work practices

•	Not conducting Visible Felt Leadership/Behaviour Based Safety/Making Better Risk Decisions (MBRD) interactions/inspections

•	Lower safety compliance in their area

•	People working in isolation or isolated areas

•	PPE violations

Once identified, these employees are provided counselling sessions, safety training, and a review of their performance after six months. The training programme covers the following topics: life-saving rules, safety standards, permit to work system, behaviour-based safety, zero harm culture, safety inspections and interactions, Hazard Identification and Risk Assessment, and safety legal requirements.

This approach has allowed several employees to self-correct once back on the shop floor and has improved the overall safety culture of the plant.

SDG Alignment

Goal: SDG 8- Economic Growth & Decent Work for All

Target: 8.8 Protect labor rights and provide safe work conditions for all

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PEOPLE AND CULTURE

FOSTERING A

VALUE-DRIVEN CULTURE

Vedanta has always aspired to build a culture that demonstrates world-class standards in safety, environment and sustainability. People are our most valuable asset and we are committed to providing all our employees with a safe and healthy work environment.

Our culture exemplifies our core values and nurtures innovation, creativity and diversity. We align our business goals with individual goals and enable our employees to grow on a personal as well as professional front.

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VEDANTA VALUES THAT DRIVE THE ORGANISATIONAL CULTURE

TRUST

We actively foster a culture of transparency in our interactions and encourage an open dialogue which ensures mutual trust and respect.

CARE

We are committed to our triple bottom Line of ‘People, Planet and Prosperity’ to create a sustainable future in a ‘zero-harm, zero waste and zero discharge’ environment for our communities.

INTEGRITY

We engage ethically and transparently with all our stakeholders, taking accountability for our actions. We maintain the highest standards of professionalism and stringently comply with all international policies and procedures.

INNOVATION

We encourage innovation that Leads to zero harm, zero waste and zero discharge, and we are committed to optimising the use of our natural resources, improving efficiencies and maximising recoveries of by-products.

ENTREPRENEURSHIP

People are at the heart of everything we do. We create an enabling environment to support them in pursuing their goals.

RESPECT

We place an emphasis on human rights and respect the principle of free, prior, informed consent, while our engagements with stakeholders give Local communities the opportunity to voice their opinions and concerns.

EXCELLENCE

Our primary focus is on delivering performance of the highest standard. We are constantly Looking at ways to reduce costs and increase production in our businesses through benchmarking best practices and employee participation.

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DIGITALISATION INITIATIVES

Standing firm on the ‘Digitalisation, Innovation, Technology & Excellence’ pillar of Vedanta, various initiatives were introduced on the people front to enhance process efficiency and maintain a competitive edge.

V-Accelerate

An end-to end online Internal Job Posting (IJP) portal was launched in FY2020 which was developed inhouse. The portal will add a great value to increase transparency and significantly reduce lead time in internal movements for filling up vacancies across the Group with internal talent.

MIP Dashboard

As part of our digitalisation initiatives, we developed the MIP Dashboard which provides a complete view of the ExCo structure at Group Level, ensuring that we have visibility of all leaders at the click of a button.

Campus Analytics Dashboard

We partnered with a reputed analytics firm to analyse and derive insights from our experiences with various college campuses and campus recruits over the years. As a result, we now have an exhaustive dashboard which provides key insights for shaping up our campus hiring strategy and onboarding and anchoring young talent.

RECRUITMENT

Our recruitment programme includes a wide range of initiatives to support us in hiring skilled professionals across different functions and businesses.

Right Management in Place (RMIP)

To re-emphasise the Group’s philosophy of empowering the SBUs, we have reviewed our existing businesses and SBU structures, and followed a rigorous assessment process to ensure we engage the right talent in the right role. The RMIP process also ensures that we have filled all the critical roles within our structures and any gaps in the management team are supported by strategic plans to fill vacancies. Our approach to recruitment is focused on hiring diverse, high-quality talent. We operate our businesses with global best practices and are benchmarked to global standards. Therefore, wherever needed, we also hire expats and specialists with world-class expertise and experience to manage such operations.

Vedanta Leadership Development Programme (VLDP)

VLDP is our flagship programme which aims to build organisational capability by developing talented individuals from premier management and technology institutes. It is a tailored programme which focuses on nurturing bright young minds to act as catalysts to steer our business to the next level of growth by implementing transformational new-age ideas. The programme includes induction sessions and cross-functional projects in significant roles, job rotation, development opportunities, and continuous anchoring to ensure that these individuals get an in-depth knowledge of our operations and recognise their areas of interest for a suitable role.

Diversity Hiring Project

At Vedanta, we see ourselves as an engine of inclusive growth that operates at scale, and ushers in prosperity for a large section of the society. In line with our vision to achieve 33% diversity across the group, we have launched a project to bring onboard diversity leaders across Technical, Operations and Enabling functions which will help us strengthen representation of women leaders in business and SBU ExCo. Through this project, we are looking at hiring ~30-40 women professionals across our various businesses and locations. In the last one year, we made significant progress in increasing the diversity representation in Group ExCo from 5% to 21%.

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TALENT MANAGEMENT AND DEVELOPMENT

Leadership Performance Scorecard

We take great pride in our performance-driven culture where every individual is motivated to contribute to the best of his/ her potential. It is with this focus that we launched the ‘Leadership Performance Scorecard’, an initiative which aims to drive accountability and performance for our senior leaders aligned to their respective business, function, role and with the overall objectives of the organisation. The performance scorecard covers ~570 senior leaders, diversity leaders and advisors across the Group and provides a quarterly scorecard on-the-basis of goals and achievements for rewards and development. The entire exercise is being executed in a very objective and transparent manner, aimed at recognising and further growing our top performing leaders, assisting those facing challenges and addressing any performance issues.

Top 50 Young Talent Anchoring Programme

At Vedanta, identifying and grooming business leaders for tomorrow and providing them with business exposure (in terms of higher responsibility, better visibility, differentiated rewards, focused guidance and support structure to perform) have formed a key part of our people agenda. In line with this, we launched the Top 50 Young Talent Anchoring Programme, where we have identified 50 young and high-potential candidates with digital and analytical mindset from our pool of 350+ VLDPs, Management Trainees & Chartered Accountants. These candidates have joined us from campuses in the last two years, for anchoring directly by the senior leaders of the Group. This young talent is being centrally mentored by our high-performing senior leaders to fast track their career growth into future CXOs.

V-Reach: Graduate Development Programme

At Vedanta, we have a strong and unwavering focus on identifying and developing internal talent from within. We have a 5,000+ strong talent pool who joined us as graduates, who form the backbone of our businesses. To identify top 100 talent from this graduate talent pool and provide them elevated roles and opportunities, we launched V-Reach, which will fast track their career growth within the Group. The project will be carried out in two steps. First ~300 potential leaders will be identified via desktop analysis based on objective parameters. Next, all the selected candidates will go through a structured Chairman’s Workshop to identify the Top 100 leaders.

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PEOPLE AND CULTURE CONTINUED...

PERFORMANCE MANAGEMENT & TOTAL REWARDS

V-Perform: One Performance System for One Vedanta

Our focus is to constantly improve the level of automation in all our operations. V-Perform is a pan-Vedanta initiative to standardise the Performance Management System (PMS) and process across all Vedanta Group companies by leveraging technology. This enables functions, teams and individuals to track performance on a regular basis, evaluate efficiency through advanced analytics and implement proactive decisions towards achieving Vedanta’s objectives. We foster a culture of safety and sustainability to achieve our ultimate vision of ‘Zero Harm, Zero Waste & Zero Discharge’. To enhance our safety performance in the workplace and strengthen our existing Safety Management System, a safety competency assessment process was completed mid-year by all employees.

360-degree Feedback

At Vedanta, we promote growth and nurturing of our internal talent pool by encouraging internal dialogue between senior leaders and their young mentees and peers. Towards this, we have launched a 360-degree Feedback for our ExCo Leaders in collaboration with an external partner. We believe that this will help to fast track assessment and development of leaders and we aim to extend this to cover all our professionals in due course.

Employee Stock Option Scheme 2019-20

Employee stock options is a conditional share plan for rewarding performance on predetermined performance criteria and continued employment with the Company. It provides a much better line-of-sight to all employees. On 29 November 2019, Nomination and Renumeration Committee approved the grant of Employee Stock Options 2019 to Vedanta employees covering 35% of eligible population.

In order to align the scheme with best-in-class reward practices globally, the ESOS 2019 Plan has undergone significant transformation. The grant under the ESOS 2019 is completely driven by performance and is a combination of individual contribution and business/SBU performance. Although the plan continues to be linked to Vedanta for its relative total shareholder returns performance, but since business delivery is of prime importance for the organisation today, the internal parameters of volume, cost, Net smelter return and EBITDA, as applicable to respective business and SBU have been introduced as additional performance parameters with enhanced weightage. The vesting of such options will also be a factor of sustained individual performance subject to continued employment with the Group.

Through this change, we not only ensure to protect the shareholder interests but also enable a better control of the outcome of the plan in the hands of the employee.

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CASE STUDY 01:

IDENTIFYING AND KEEP NURTURING HOMEGROWN LEADERS

In the global context, nowadays most CEOs cite an inadequate pool of leadership talent as a business threat and yet many organisations don’t move fast enough to address this. While companies expect talent to have growth, positive mindset, manage complexity, be agile, innovate, integrate, collaborate and empower, the talent itself expects continuous learning, exciting challenges, diverse and inclusive work environment, flexible career paths and ongoing feedback, to grow.

During 2015, Vedanta was at such a crossroad to build a pipeline of ‘leaders of tomorrow’ and under the leadership of the Chairman took the opportunity to initiate what was to become one of the largest and most successful internal leadership growth programmes in the industry. ‘Leadership from within’ has been our cardinal philosophy as we grow and in line with this we designed the ‘Chairman’s Internal Growth Workshop Program’ to identify ‘hidden gems’ across the businesses basis 3 Ps - Personal Background (Education, Age, Experience, etc.); Performance (Last three year performance, Star of the Business, etc.); Potential (Identified by a comprehensive assessment mechanism).

Through this robust exercise, we have identified a bench strength of 600+ new leaders who have been entrusted with elevated/enhanced roles across business and functions. Meeting growth aspirations of the employees and ensuring internal mobility of high-quality talent has been the highlight of this endeavour. The new leaders have been empowered through various key strategic initiatives across the Group and regular feedback sessions, which have ensured they are in the right track of adding business value.

We also recently engaged an outsourced partner to conduct an independent study to gather objective feedback about the programme effectiveness. The study revealed a resounding positive feedback from across stakeholder segments (over 85% satisfaction level – in terms of role satisfaction & recognition, leadership visibility, right guidance etc.) thus re-enforcing its impact across the organisation.

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BUSINESS RESPONSIBILITY

REPORT MAPPING

This segment maps the Integrated Report (IR) for FY2020 with Securities and Exchange Board of India’s Business Responsibility Report (SEBI BRR) framework.

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BRR Section	BRR Framework	Section/Page Number in Integrated Report

SECTION A: GENERAL DISCLOSURES

Our Approach to Reporting		Page 3

General Information about the Company	A1, A2, A3, A4, A5, A7, A8, A9, A10	Annexure C Page 207 The information in this section is representative of the division companies of Vedanta Limited only

Financial Year Reported	A6	2019-20

SECTION B: FINANCIAL DETAILS OF THE COMPANY

Paid up Capital (₹)	B1	Page 185

Total Turnover (₹)	B2	Page 283

Total Profit After Taxes (₹)	B3	Page 283

Total spending on corporate social responsibility (CSR) (₹)	B4	Page 193

List of activities in which expenditure in B4 above has been incurred.	B5	Community Development Activities (Page 194-200)

SECTION C: OTHER DETAILS

Does the Company have any Subsidiary Company/Companies?	C1	Yes

Do the Subsidiary Company/Companies participate in the BR Initiatives of the parent Company? If yes, then indicate the number of such subsidiary Company(s)	C2	Yes. Vedanta Ltd. has 8 subsidiaries – HZL, BALCO, MEL, Cairn India, Western Clusters, Zinc International and Copper Mines of Tasmania (CMT)

Do any other entity/entities (e.g. suppliers, distributors, etc.) that the Company does business with participate in the BR initiatives of the Company? If yes, then indicate the percentage of such entity/ entities. [Less than 30%, 30-60%, More than 60%]	C3	Our suppliers are not directly involved with the ‘Responsible Business’ initiatives. However, our contracts address areas like HSE, Ethics, and Human Rights that our suppliers are obliged to adhere to strictly

Section D: BR Information

Details of Director/Directors responsible for BR	D1	Page 192

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2. Principle-wise (as per National Voluntary Guidelines (NVGs) BR Policy/policies (Reply in Y/N)

QUESTIONS	P1	P2	P3	P4	P5	P6	P7	P8	P9
Do you have a policy/policies for:	Y	N	Y	Y	Y	Y	Y	Y	Y

Has the policy been formulated in consultation with the relevant stakeholders?	Y	NA	Y	Y	Y	Y	Y	Y	Y

Does the policy conform to any national/ international standards? If yes, specify. (50 words)	Y	NA	Y	Y	Y	Y	Y	Y	Y

Has the policy been approved by the Board?	Y	NA	Y	Y	Y	Y	Y	Y	Y

Has it been signed by MD/Owner/CEO/	Y	NA	Y	Y	Y	Y	Y	Y	Y

Appropriate Board Director?	Y	NA	Y	Y	Y	Y	Y	Y	Y

Does the Company have a specified committee of the Board/Director/Official to oversee the implementation of the policy?	Y	NA	Y	Y	Y	Y	Y	Y	Y

Indicate the link for the policy to be viewed online?	https://www.vedantalimited.com/Pages/CorporateGovernance. aspx?type=inv

Has the policy been formally communicated to all relevant internal and external stakeholders?	Y	NA	Y	Y	Y	Y	Y	Y	Y

Does the Company have in-house structure to implement the policy/policies?	Y	NA	Y	Y	Y	Y	Y	Y	Y

Does the Company have a grievance redressal mechanism related to the policy/ policies to address stakeholders’ grievances related to the policy/policies?	Y	NA	Y	Y	Y	Y	Y	Y	Y

Has the Company carried out independent audit/ evaluation of the working of this policy by an internal or external agency?	Each year, the Company undertakes an audit exercise, conducted by an external agency to evaluate the workings of these policies. This audit is known as the Vedanta Sustainability Assurance Protocol (VSAP) audit. The VSAP audit is conducted across all of our significant sites.

NA = Not Applicable

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BRR Section	BRR Framework	Section/Page Number in Integrated Report

3. GOVERNANCE RELATED TO BR

Indicate the frequency with which the Board of Directors, Committee of the Board or CEO to assess the BR performance of the Company. Within 3 months, 3-6 months, Annually, More than 1 year	D3	Sustainability and ESG (Page 66-68)

Does the Company publish a BR or a Sustainability Report? What is the hyperlink for viewing this report? How frequently it is published?	D3	Sustainability and BRR performance is detailed in the Vedanta Ltd. Annual Report. We also publish an annual Sustainability Report based on GRI Standards. Our sustainability reports can be found at: http://www.vedantalimited.com

SECTION E – PRINCIPLE-WISE DISCLOSURES

Principle 1 - Conduct, Governance, Ethics, Transparency and Accountability

Does the policy relating to ethics, bribery and corruption cover only the Company? Yes/No. Does it extend to the Group/Joint Ventures/Suppliers/ Contractors/NGOs /Others?	P1-1	No. The Business Code of Conduct and Ethics applies to all directors, officers and employees of the Company and its subsidiaries. Page 190

How many stakeholder complaints have been received in the past financial year and what percent was satisfactorily resolved by the management? If so, provide details thereof, in about 50 words or so	P2-1	Standalone numbers: Open complaints at 1st Apr19: 3 Number of whistle-blower cases opened: 29 Number of whistle-blower cases upheld and found correct in 2019-20: 10 Number of whistle-blower cases closed in 2019-20: 31

Principle 2 - Safety and Optimal Resource Utilisation across Product Lifecycle

List up to 3 of your products or services whose design has incorporated social or environmental concerns, risks and/or opportunities.	P2-1	HZL Case Study; Page 83

For each such product, provide the following details in respect of resource use (energy, water, raw material etc.) per unit of product(optional):	P2-2	Optimising resources and managing environmental sustainability; Page 78-85

Does the Company have procedures in place for sustainable sourcing (including transportation)? If yes, what percentage of your inputs was sourced sustainably? Also, provide details thereof in 50 words or so	P2-3	Optimising resources and managing environmental sustainability; Page 78-85

Has the Company taken any steps to procure goods and services from local & small producers, including communities surrounding their place of work? If yes, what steps have been taken to improve their capacity and capability of local and small vendors?	P2-4	In view of retaining quality, the Company sources its major inputs from OEMs and large national and international manufacturers. Goods and services are procured by businesses locally is of consumable nature where feasible

Does the Company have a mechanism to recycle products and waste? If yes, what is the percentage of recycling of products and waste (separately as <5%, 5-10%, >10%). Also, provide details thereof, in about 50 words or so	P2-5	Optimising resources and managing environmental sustainability; Page 78-85

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BRR Section	BRR Framework	Section/Page Number in Integrated Report

Principle 3: Employee Well-being

Please indicate the total number of employees	P3-1	9,220 Full-time Employees

Please indicate the total number of employees hired on temporary/contractual/casual basis	P3-2	29,658

Please indicate the number of permanent women employees	P3-3	1,156 Full-time female employees

Please indicate the number of permanent employees with disabilities	P3-4	Not tracked

Do you have an employee association that is recognised by management?	P3-5	Yes

What percentage of your permanent employees are members of this recognised employee association?	P3-6	We have recognised employee association at Sesa Iron business only. 74%, the employees are a part of association

Please indicate the number of complaints relating to child labour, forced labour, involuntary labour, sexual harassment in the last financial year and pending, as on the end of the financial year	P3-7	Child labour/forced labour/involuntary labour – Nil Sexual harassment cases -8*; All cases are closed *Represents consolidated number

What number of your under mentioned employees were given safety & skill upgradation training in the last year?	P3-8	The total safety and skills upgradation training given to employees, contract workers and third- party visitors is given as below:

• Employees: 232,253 hours

• Contract employees: 628,434 hours

• Third party: 123,242 hours

Principle 4: Engaging Stakeholders - Sustaining Value

Has the Company mapped its internal and external stakeholders? Yes/No	P4-1	Our key stakeholders; Page 72

Out of the above, has the Company identified the disadvantaged, vulnerable & marginalised stakeholders	P4-2	Yes

Are there any special initiatives taken by the Company to engage with the disadvantaged, vulnerable and marginalised stakeholders. If so, provide details thereof in 50 words or so	P4-3	Empowering communities and enabling prosperity; Page 86-93

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BRR Section	BRR Framework	Section/Page Number in Integrated Report

Principle 5: Promoting Human Rights

Does the policy of the Company on human rights cover only the Company or extend to the Group/Joint Ventures/Suppliers/Contractors/NGOs/Others	P5-1	Yes

How many stakeholder complaints have been received in the past financial year and what percent was satisfactorily resolved by the management?	P5-2	No complaints with respect to Human Rights were reported

Principle 6: Nurturing the Environment

Does the policy related to Principle 6 cover only the Company or extends to the Group/Joint Ventures/ Suppliers/Contractors/NGOs/others	P6-1	Yes

Does the Company have strategies/initiatives to address global environmental issues such as climate change, global warming, etc? Y/N. If yes, please give hyperlink for webpage etc	P6-2	Yes. Energy Management & Climate Change; Page 78-80

Does the Company identify and assess potential environmental risks? Y/N	P6-3	Yes

Does the Company have any project related to Clean Development Mechanism? If so, provide details thereof, in about 50 words or so. Also, if Yes, whether any environmental compliance report is filed?	P6-4	No

Has the Company undertaken any other initiatives on – clean technology, energy efficiency, renewable energy, etc. Y/N. If yes, please give hyperlink for web page etc	P6-5	Yes. Energy Management & Climate Change; Page 78-80

Are the emissions/waste generated by the Company within the permissible limits given by Central/ State Pollution Control Board for the financial year being reported?	P6-6	Yes

Number of show cause/legal notices received from CPCB/SPCB which are pending (i.e. not resolved to satisfaction) as on end of Financial Year	P6-7

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BRR Section	BRR Framework	Section/Page Number in Integrated Report

Principle 7: Responsible Policy Advocacy

Is the Company a member of any trade and chamber or association? If Yes, Name only those major ones that your business deals with	P7-1	Our business and subsidiary companies are members of trade and industry bodies like the Federation of Indian Mining Industries, Confederation of Indian Industries, Indian Institute of Metal, Federation of Indian Chambers of Commerce & Industry and The Energy Resources Institute, India, where they actively participate in their Management Committees

Have you advocated/lobbied through above associations for the advancement or improvement of public good? Yes/No; if yes specify the broad areas (Governance and Administration, Economic Reforms, Inclusive Development Policies, Energy security, Water, Food Security, Sustainable Business Principles, Others)	P7-2	We are working to directly and indirectly support government authorities to catalyse sustainable development of the metals & mining sector. For example, in recent years, we have worked with the national authorities on various campaigns like ‘Make In India’, Resumption of Mining in Goa, Reduction of Iron Ore and Export duty among others

Principle 8: Support Inclusive Development

Does the Company have specified programmes/ initiatives/projects in pursuit of the policy related to Principle 8? If yes details thereof	P8-1	Community Development Programmes; Page 87-93

Are the programmes/projects undertaken through in-house team/own foundation/external NGO/government structures/any other organisation?	P8-2	We implement our programmes through all the following modes – directly through our Corporate Social Responsibility team and in partnership with government and civil society organisations. We also actively encourage our own employees to contribute towards these social initiatives

Have you done any impact assessment of your initiative?	P8-3	Yes; See Stakeholder Engagement table on Page 73

What is the Company’s direct contribution to community development projects - Amount in INR and the details of the projects undertaken	P8-4	Annexure A; Page 192

Have you taken steps to ensure that this community development initiative is successfully adopted by the community? Please explain in 50 words or so	P8-5	Most of our programmes evolve from a thorough assessment of community requirements and are delivered in close partnership with them. Several of our initiatives, such as women’s self-help groups, are now completely run and managed by the community members themselves. Our role is primarily that of a catalyst in the whole process

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BRR Section	BRR Framework	Section/Page Number in Integrated Report

Principle 9: Providing Customer Value

What percentage of customer complaints/ consumer cases are pending as on the end of the financial year.	P9-1	Nil

Does the Company display product information on the product label, over and above what is mandated as per local laws? Yes/No/N.A. /Remarks (additional information)	P9-2	Yes. Our copper cathodes, aluminium are all internationally known brands registered with the London Metal Exchange (LME). LME standards signify highest product quality, uniform physical characteristics and consistency of products. Our products meet all relevant necessary and benchmarked national and global regulations, standards and guidelines. This re-emphasises our capability and commitment to meet world-class standards. For continuous quality improvement, Quality Management Systems are in place, which comply with the ISO 9001:2008 standard requirements

Is there any case filed by any stakeholder against the Company regarding unfair trade practices, irresponsible advertising and/or anti-competitive behaviour during the last five years and pending as on end of financial year. If so, provide details thereof, in about 50 words or so	P9-3	Nil

Did the Company carry out any consumer survey/ consumer satisfaction trends?	P9-3

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AWARDS AND ACCOLADES

RECOGNITIONS

THAT SET US APART

The Executive Committee, led by the Chief Executive Officer assumes responsibility for the day-to-day operations and apprises the Board of the key developments, assisting them in setting our overall strategic direction.

Name of Awards	Category/ Recognition	Recepient(Business Unit)

OPERATION EXCELLENCE

Great Place to Work-CertifiedTM	Great Place to Work-CertifiedTM by Great Place to Work Institute (2019-20 ranking has not been declared yet, its an old one for all companies, please confirm)	Hindustan Zinc

Great Managers Award	Women Leadership & Result Orientation at the Great Managers Awards	Hindustan Zinc

Asia Disclosure Index 2019	Champions in terms of Voluntary Disclosure Index by scoring 10/10 and securing position in Top 5 Indian Companies	Hindustan Zinc

Quality Circle Forum India	Par Excellence Award for Kaizen Competition	Sterlite Copper - Silvassa Unit

Quality Circle Forum India	Silver Award for Case study	Sterlite Copper - Silvassa Unit

Express Logistics & Supply Chain Conclave	Outstanding Digital Transformation In Supply Chain Award	Hindustan Zinc

Gas production team of Cairn Oil & Gas

First prize at the Quality Circle Forum

of India’s 5S competition. A team of five

members presented a case study on

‘Implementation of ‘5S’ technique in ATR (Annual Turn Around)’, thereby 20 hours of saving with improved safety performance. QCFI, Delhi chapter, and sub-chapter Jaipur, conducted ‘CCQC 2019 Convention’ on September 20, 2019

Cairn Oil & Gas

Ravva onshore and offshore fields has been awarded ‘Five Star’ rating for the excellence in EHS (Environment, Health and Safety) practices	The large-scale industries category by Confederation of Indian Industries (CII) in the CII – SR EHS Excellence Award 2019	Cairn Oil & Gas

Platinum Prize for Raageshwari, and Certificate of Appreciation for Mangala, Bhagyam, Aishwarya and Midstream business units	8th FICCI Safety Systems Excellence Awards ceremony for safety excellence	Cairn Oil & Gas

Frost & Sullivan - India Manufacturing Excellence Award 2019	India Manufacturing Excellence Award 2019 in Gold for manufacturing processes and achieving business results	Vedanta Lanjigarh

Maritime Gateway- Smart Expoter-Aluminium Award	Smart Logistics	Vedanta Jharsuguda

ISO	SafetySEZ Unit (Plant II) has been certified with ISO 50001:2011 (Energy Management System)	Vedanta Jharsuguda

Transformation Business Media - Future of Procurement Summit and Awards	Procurement Transformation & Growth	BALCO

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Name of Awards	Category/ Recognition	Recepient(Business Unit)

SUSTAINABILITY & CSR

Dow Jones Sustainability Index	Ranked 1st in Asia-Pacific region and 5th Globally in Metal and Mining sector	Hindustan Zinc

The Sustainability Yearbook 2020	Featured in The Sustainability Yearbook 2020 by S&P Global and RobecoSAM as Sustainability Leaders	Hindustan Zinc

FTSE4Good Emerging Index	Member of FTSE4Good Emerging Index across – Environment, Social and Governance	Hindustan Zinc

CSR Health Impact Award	Women & Child Health Initiative - conferred with the title of ‘Game Changer’ for its Khushi Anganwadi Program	Hindustan Zinc

ASSOCHAM Women Achievers Awards 2019	SAKHI as Best CSR initiative for Women Award	Hindustan Zinc

Best Grassroots Football Programme of 2019	Zinc Football - Best Grassroots Football Programme of 2019 at Football Delhi Awards	Zinc Football

Zee Business and World CSR Day Best Environmental Sustainability Award	Best Environmental Sustainability Award for excellence in CSR and Sustainability	Hindustan Zinc

‘Best Community Development Award’ at National CSR Leadership Congress & Awards presented by Zee Business	Excellence in CSR & Sustainability	Sesa Goa Iron Ore Karnataka Division

Mining Mazma - 2019	‘Sustainable Mining’ category	Sesa Goa Iron Ore

‘Indian Chamber of Commerce Social Impact Award’	Healthcare under Large Enterprise category	Vedanta Sesa Goa Iron Ore - Value Added Business Unit

India CSR Summit and Exhibition 2019	6th CSR Impact Award for Aajeevika Project in reviving Dhokra art	Vedanta Lanjigarh

ET 2 Good 4 Good Award	CSR Activities	BALCO

Chairman Business Award	Sustainability Initiatives & Financial Results	BALCO

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AWARDS AND ACCOLADES CONTINUED...

Name of Awards	Category/ Recognition	Recepient(Business Unit)

ENVIRONMENTAL PRACTICES

Excellent Renewable Initiative under Platinum Category	22 MW Solar Power Project at Rampura Agucha Mine by Green Maple Foundation Annual Award 2019	Rampura Agucha Mine

Energy Efficient Unit at the Confederation of Indian Industry (CII) 20th National Award	Excellence in Energy Management	Sesa Goa Iron Ore Value Added Business (VAB) Unit

CII Energy Efficient Unit Award 2019	Plant efficiency – Smelter I, Smelter II, CPP	Vedanta Jharsuguda

SEEM National Energy Management Award 2019.	Energy Management	Vedanta Jharsuguda

Energy Efficiency Summit 2019	Excellent Energy Efficient Unit award 2019 for technological advancements in energy efficiency processes	Vedanta Lanjigarh

Energy & Environment Foundation Global Environment Award	Energy & Environment	BALCO

Mining Nazar 2019	Balco Mines - Sustainable Mining Practices	BALCO

FIMI Misrilall Jain Environment Award	Chotia Mines - Best Environment practices	BALCO

Ministry of Labour & Employment-National Safety Award	Mines	BALCO

Kalinga Safety Excellence Award 2018	Received bronze under the alumina sector category	Lanjigarh

Greentech Safety Award 2019	Received platinum under the Mines & Metal category for safe practices	Lanjigarh

Environmental Excellence Award (By CM, Punjab)	Environmental management	TSPL

ROSPA	Safety performance	TSPL

PEDA annual energy efficiency awards	Efficiency performance for 2018-19	TSPL

Efficient Management Fly Ash	>500 MW	TSPL

TRANSFORMATION & INNOVATION

Dun & Bradstreet Corporate Awards 2019	Driving force of the Indian economy for their exemplary performance in the corporate world - Non-Ferrous Metals category	Hindustan Zinc

IEI Centenary Industry Excellence Award 2019	Innovation, business strategies in manufacturing/engineering operations and services and their capacity to sustain excellence in a competitive manner	Hindustan Zinc

Kumar Dixit was awarded ABP News Leadership Excellence Award 2019	Transformational leadership	CEO, Cairn Oil & Gas

GOVERNANCE

Global Golden Peacock Award	For eminence in Corporate Governance	Vedanta Group

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Name of Awards	Category/ Recognition	Recepient(Business Unit)

EXCELLENCE OF SKILLED TALENT

India Procurement Leadership Forum & Awards 2020	Ms Amrita Singh conferred with ‘Woman Procurement Leader’ award	HZL

Legal Summit and Awards 2019	Legal Department was declared winner of the ‘Legal Team of the Year 2019’ award	Hindustan Zinc Legal team

Mines Safety Association Karnataka Zone - 3	Vedanta Sesa Goa Iron Ore Karnataka Unit won 46 awards for different categories	Sesa Goa Iron Ore Karnataka Division

IMEA Future Factory Ready Award	Operational Excellence	BALCO

ET Now CEO of the Year Award	Awarded to Mr. Abhijit Pati for Leadership Excellence	BALCO

Customs Department Best Importor Award	Import Initiatives	BALCO

People Business Great Managers Award by Economic Times and People Business	Top 50 great managers of the country	Aluminium and Power

Excellence in trade finance	2nd Financial Leadership award	Aluminium and Power

Bronze at the India Public Relations and Corporate Communications Awards 2019	2nd Financial Leadership award	Aluminium and Power

Chairman Business award Q2 FY’20	CSR Communication (Beyond Metro)	TSPL

ET Now Business Leader of the Year Award - 2020 (Mr. Ajay Kapur)	Business Performance Q2	Aluminium and Power

PEOPLE PRACTICES

10th CII National HR Excellence Award 2019-20	‘Significant Achievement in HR Excellence Award’	Hindustan Zinc

‘Top 25 - India’s Best Workplaces for Women – 2019’ by Great Place To Work	Great Place to Work® is the global benchmark on building, sustaining and recognising high-trust, high-performance workplace cultures.	Cairn Oil & Gas

Great Place to Work	Great Place to Work certified - High Trust & High Performance	Vedanta Lanjigarh

Great Place to Work	Great Place to Work certified - High Trust & High Performance	Vedanta Jharsuguda

AON Best Employer Award	HR Enagement Initiatives	BALCO

World HRD Congress -ET HR Talent Management Leadership Award	Best Leadership Development Program	BALCO

CII HR Excellnece Award	HR Initiatives/Performance	BALCO

CII national HR Excellence Award	HR Excellence	TSPL

TECHNOLOGICAL DISTINCTION

‘Excellence in Security Technology implementation and Preventive System’	IFSEC India on 19 December 2019 at India Expo Centre for their measures towards ensuring security disruptions in operations to ensure business continuity.	RJON crude security systems, Cairn Oil & Gas

Digitally Advanced Company of the Year	Federation of Indian Petroleum Industry (FIPI) for its intensive deployment of digitalisation initiatives to drive value-creation across business operations and functions.	Cairn Oil & Gas

IMC RBNQ Performance Excellence Trophy-2019’	Manufacturing	Sesa Goa Iron Ore Value Added Business Unit

CII Quality Circle recognition	For developing an effective concept case study on improved traffic management	Sesa Goa Iron Ore Value Added Business (VAB) Unit

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MARKET REVIEW

A DYNAMIC ENVIRONMENT,

POSITIONED FOR

LONG-TERM GROWTH

GLOBAL ECONOMY AND COMMODITY MARKETS:

The global economy in 2019 faced twin headwinds of geopolitical uncertainty and sluggish growth in advanced economies and emerging markets. If we take a broad perspective, economic performance remained weak across most major economies such as the Group of 7 (G-7) and BRICS nations (Brazil, Russia, India, China and South Africa) due to a confluence of several factors, including the US and China trade tensions, Brexit and the fear of deglobalisation. The year saw tepid consumer and investor confidence and weak manufacturing and trade scenario. This significantly undercut commodity demand, thereby negatively impacting prices.

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On the other hand, the start of year 2020 showed signs of recovery following the Phase I trade pact between the US and China, diminished fears of a no-deal Brexit and reduced geopolitical tensions. The effect of global central banks pursuing an accommodative monetary policy also helped partially revive the overall market sentiment.

However, these early signs of stabilisation were severely impacted by the risk posed by the ongoing global pandemic, COVID-19. The human cost of the pandemic is already immeasurable and all countries across the world are working hard in solidarity to protect people and limit the economic impact felt around the world. According to government sources, the US economy alone lost 20.5 million jobs in April. The number of just one month dwarfs the 8.6 million jobs that were lost over the entire stretch of 2008 and 2009 during the financial crisis. The US economy shrank by 4.8% at an annualised rate in April, the worst decline since the fourth quarter of 2008. The British and French economies also contracted in January 2021 compared to the previous three months.

The International Monetary Fund (IMF) has pegged global growth in 2019 at 2.9%. For 2020, however, the IMF projects a negative outlook, with a -3% de-growth in the overall global output. In one of the remarkable moves the US oil futures fell to below zero for “WTI Crude oil” for the first time in history. For the very near term the pace of the economic recovery is expected to be sluggish. Nevertheless, once the economies recover, global growth is expected to revive partially and register y-o-y growth of 5.8% in 2021. The recovery is expected in two stages - an initial phase of social distancing and containment, and the next planned phase of revival and stability.

Once the economies recover, global growth is expected to revive partially and register y-o-y growth of 5.8% in 2021. The recovery is expected in two stages - an initial phase of social distancing and containment, and the next planned phase of revival and stability.

Globally there is an encouraging and concerted action to battle the COVID-19 pandemic. Broad-based monetary policy and government expenditure are expected to shore up economic activity in most countries and countries like India have already announced immediate economic relief and support to various strata of the population.

OPPORTUNITIES FOR VEDANTA - GLOBAL

Globally, the concerted actions of monetary and fiscal policy measures have been observed by individual countries as well as international financial institutions to help the global economy combat the slowdown. These ongoing measures are likely to provide support to improve demand for commodities. There are early signs that industrial activities in China are recovering with the Manufacturing Purchasing Managers Index (PMI) for March 2020 jumping to 52%, up from a record low of 35.7% in February 2020. Against this backdrop it is expected that global commodity prices will slowly recover, particularly across metal prices, something that Vedanta is well positioned to benefit from.

Growing urbanisation and ongoing investment in infrastructure will support the use of galvanised steel, especially in emerging economies such as China and India. In addition, China’s stringent environmental norms and efforts to improve industrial utilisation are likely to deter new capacity additions. This supportive demand-supply dynamic for zinc is likely to augur well for Vedanta, one of the world’s largest zinc producers. At Vedanta, we remain on track to become the world’s largest integrated zinc-led silver producer in two years, while maintaining our cost leadership.

Recent developments in the sourcing of alumina have provided us with a cost advantage in the aluminium business. We have been able to reduce our costs considerably with the structural changes and enhanced backward integration. There is also significant development in our energy business. We have emerged as a successful bidder for the Jamkhani coal block in Odisha. This, along with our Chotia mine, will strengthen our coal security for the aluminium business.

Thus, our diversified commodity portfolio and relentless emphasis on costs and digital implementation positions us well to take advantage of the expected demand upswing, and the resulting improvement in commodity prices.

At Vedanta, we remain on track to become the world’s largest integrated zinc-led silver producer in two years, while maintaining our cost leadership.

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MARKET REVIEW CONTINUED...

INDIAN ECONOMY

India is Vedanta’s primary market and we believe in its immense potential, as the fundamentals for growth remain intact. 2019 has been particularly challenging for the Indian economy with a slowing growth rate, declining exports, rising inflation and a downturn in manufacturing output. However, the Government of India and the Reserve Bank of India (RBI) have announced a slew of policy decisions, aimed at bolstering market sentiment and reviving growth.

These include the biggest corporate tax cut in 28 years to encourage private investment. The successive interest rate cuts by the RBI are important steps in the right direction. The impacts of these measures will be gradually visible, after normalcy returns in the economy, and the benefits of lower rates stimulate economic growth.

Reforms in the Insolvency and bankruptcy Code (IBC) including the enforcement of a stringent timeline for the insolvency resolution process have forced a behavioural change, leading to resolution of more cases. The Government of India has also embarked on an ambitious divestment programme, more than doubling its current target by focusing on strategic sales.

The Government of India has also announced a plethora of reforms aimed at pushing growth and investment in our specific areas of operation. The cornerstone of investment spending will come from the ₹102 trillion National Infrastructure pipeline (NIP), which aims to ease bottlenecks and stimulate the economy. It includes projects under implementation in various government schemes such as Housing for All (PMAY), Smart Cities, Dedicated Freight Corridors, Sagarmala, Bharatmala, and Jal Jeevan Mission, apart from participation from the private sector.

This is also expected to be beneficial for related sectors such as steel, base metals, cement, power transmission and distribution. The expansion of the national gas grid announced in the Union Budget 2020 and expected reforms to facilitate transparent price discovery are set to significantly enhance the domestic gas market. While India had started to witness progress in the economy by Q4FY20, the COVID-19 situation dramatically brought production and the economic activity in the country to a standstill. Prioritising the health of its people, the Union Government announced consecutive lockdowns to maintain social distancing and arrest the spread of the pandemic.

Considering the effects of COVID-19, India’s growth is expected to slow to 1.9% in FY2020. While this affects the nation’s overall growth momentum in the short-run, India is relatively better placed than most of its counterparts and will be one of fastest recovering economies once the cycle inflects. In FY2021, India can expect a recovery and is expected to grow by 7.4% (Source: IMF, World Economic Outlook April 2020). Active government spending and revival of large-scale consumer demand are expected to maintain India’s resilience.

OPPORTUNITIES FOR VEDANTA - INDIA

India-focused Growth Agenda

Despite challenges in the global economy, India continues to outshine major economies of the world in terms of accomplishing decent growth that is sustainable and inclusive. The country’s economic growth is supported by a sound fiscal policy framework, strong regulatory mechanism, wide-ranging structural reforms undertaken by the Government of India and states and a robust democratic ecosystem that continues to underline the importance of transparency in corporate governance. Rapid adoption of technology, growing confidence of global investors in the performance of the Indian economy and a young, aspiring and productive population further helped spur growth prospects. In 2019, India became the world’s fifth largest economy, ahead of France and the UK in terms of nominal GDP. The road ahead continues to be attractive for India, despite macro headwinds.

Going forward, we expect to see emphasis on infrastructure development on account of a burgeoning workforce and wide-ranging urbanisation. The government’s vision entails over ₹100 trillion expenditure on infrastructure, coupled with concrete steps towards decarbonisation and promotion of electric mobility. These initiatives will strengthen the country’s demand for commodities, given that India’s per capita consumption of all metals including steel, aluminium, copper and zinc is much below the world average. India is the third-largest oil consumer in the world, but in per capita terms, it is only about one-third of the world’s average. Given its rising energy needs and increased dependence on crude oil imports, this also offers an opportunity for domestic oil producers.

Emphasis on infrastructure development coupled with rising energy needs will strengthen the country’s demand for commodities and offer opportunity for domestic oil producers.

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Policy Support

The Indian Government has announced various progressive policy measures in its Union Budget 2020 as part of its efforts to kickstart investment. These include the abolition of Dividend Distribution Tax (DDT) and the recently announced tax dispute settlement scheme – ‘Vivad Se Vishwas’, which is expected to boost the ease of doing business in India. Other measures such as lowering the effective corporate tax rate, reduction in cost of capital and simplification of regulatory and tax framework for foreign investment funds have also aided in this effort.

As part of its policy push to develop the metals, mining and oil sectors, the Government of India has drafted a framework policy for a variety of key supporting areas. These include the policy for steel clusters to resolve challenges of the ancillary, downstream and value-added steel units and unlock their growth potential.

It has also constituted a working group on the proposed new industrial policy, aimed at promoting emerging sectors, reducing regulatory hurdles and making India a robust manufacturing hub. The Government is also revamping its Foreign Trade Policy (FTP) for FY2020-25, which could be a game changer for the Indian economy by promoting exports and making Indian goods more globally competitive. A National Logistics Policy is also being proposed to drive business competitiveness through an integrated, seamless, efficient, reliable, green, sustainable and cost-effective logistics network. The proposed policy aims to reduce overall logistics cost to less than 10% of India’s GDP.

The government has allowed 100% Foreign Direct Investment (FDI) in coal mining and associated infrastructure, doing away with end-use restrictions for coal blocks – setting up the stage for commercial coal mining to take up in India in a big way. This clearly indicates that the government wants to bring competition, efficiency and transparency to the sector. The recent round of auctions in Odisha for iron ore and manganese mines is a testament to this reality. Other measures undertaken in mining include the setting up of a committee by the Ministry of Mines to revise royalty rates and dead rent on minerals. This is expected to substantially increase mining output and invigorate the sector. In the meanwhile, the Ministry of Environment, Forests & Climate Change (MoEFCC) is also working on streamlining environmental clearance processes to increase the ease of doing business.

Apart from the Open Acreage Licensing Programme (OALP) adopted earlier, India has further liberalised its oil & gas sector in 2019 by opening up its fuel retail sector to non-oil companies, a move that will intensify competition, with private and global oil majors seeking to expand their presence here. The country has also embarked on major reforms, aimed at expanding city gas distribution (CGD) networks, to raise the share of gas in the energy basket from the current 6% to 15% by 2023.

In order to provide support to the industries in the face of COVID-19, the government and the central bank have rolled out a slew of measures to infuse liquidity in the economy. The reduced the repo rate has been cut by 75 basis points to 4.4%, reverse repo rate by 90 basis points to 4.0%, and Cash Reserve Ratio (CRR) by 100 basis points to 3.0% (as on 27 March 2020). The RBI also permitted all commercial banks to allow a moratorium of three months on payment of instalments of all term loans outstanding as on 1 March 2020. The Reverse Repo rate was further reduced by 25 basis points to 3.75% on 17 April 2020.

To aid the economically disadvantaged sections of society, ₹1.70 Lakh Crore relief package has been announced by the Union Government under the Pradhan Mantri Garib Kalyan Yojana. The major focus areas of the relief package includes:

•	Increase in the MNREGA wage to ₹202 per day from the earlier ₹182 to benefit 13.62 crore families

•	₹2,000 paid to farmers in the first week of April under the existing PM Kisan Yojana to benefit 8.7 crore farmers

•	5 kg wheat or rice and 1 kg of preferred pulses distributed free-of-cost every month for the next three months to 80 crore people

•	The Government of India has also allowed state governments to utilise District Mineral Foundation (DMF) fund created out of the contribution from sale of minerals to combat the COVID-19 pandemic

As exports feel the impact of the pandemic, the Indian Government has extended the validity of Foreign Trade Policy 2015-20 to 31st March 2021. In order to boost exports and make Indian exports cost competitive, India is in the process of introducing a scheme for Remission of Duties and Taxes on Exported Products (RoDTEP). It will create a mechanism to reimburse various taxes/duties/ levies, at the central, state and local levels, which are incurred during manufacturing and distribution of exported products, (applicable to those which are currently not being refunded under any other mechanism).

The Indian Government has announced various progressive policy measures in its Union budget 2020 including policy push to develop the metals, mining and oil sectors in variety of key supporting areas to unlock their growth potential.

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MARKET REVIEW

OPPORTUNITIES

AMIDST CHALLENGES

ZINC

Overview

It was a tough year for Zinc generally with LME prices on a falling streak for the majority of the year. During the financial year, LME prices fell by 38% post April 2019. The average cash settlement price was ~US$2,402/t during the year compared to last year’s $2,745/t. With the COVID-19 pandemic and concerns over global growth, the market is not expected to return to normal soon. Even so, absolute downside in Zinc looks limited from current levels particularly with so much of global production becoming uneconomic at current levels.

Global Scenario

The trade war between the US and China began in 2018, when US President Donald Trump imposed tariffs on goods imported from China. The resulting trade uncertainties and growing protectionism between the world’s two major economies impacted base metal prices globally. In December 2019, the ‘Phase I’ of the trade agreement was signed. The market responded positively to the news. The LME prices in the base metals complex strengthened somewhat, but the news of the pandemic outbreak led to its downturn again.

In 2019, most of the smelters in China were shut down due to environmental concerns, since then many have returned online and the rest are expected to be back in operation later in 2020. Nevertheless, even with increased production in China, globally mine production is expected to contract by 3-4% in CY2020.

Countries like Peru, Canada, Mexico and Bolivia, which contribute roughly 20% of global mine production went in to lockdown and miners were forced to suspend operations. Consistent low LME pricing will mean number of mines will become uneconomic and will be forced to close. This shift will certainly provide a natural buffer to the weaker demand trends being seen; nevertheless, market challenges will persist for 2020 as uncertainty over underlying demand trends persist.

Indian Market and Opportunities

Every year, India loses approximately ~3-4% of GDP due to corrosion and Indian industries have now slowly started recognising the fact, leading them to seek solutions. In the construction sector, the need for corrosion protection rebars has recently been picked by few domestic rebar manufacturers, who are collaborating with the International Zinc Association (IZA) to bring Continuous Galvanized Rebar Plant in India.

Indian Railways, considering safety and longevity of rail tracks are working on different mechanisms to protect the web area of rail from corrosion. Railway electrification has been growing rapidly. Encouragingly, Indian railways have set an ambitious target to electrify the complete rail route in the next few years, which will bolster India’s zinc demand. Zinc-based fertilisers present other avenues which are yet to be explored. India as of now consume less than 2% of zinc-based fertiliser, which presents a lot of opportunities and demand in the sector.

Products and Customers

Hindustan Zinc is the largest primary zinc producer in India, with an expected 77% market share in 2020. Around 72% of the refined zinc produced by our smelters is sold in the domestic market, and the rest is being exported to South-East Asian and the Middle East. Over 65% of zinc demand comes from galvanising steel, predominantly used in the construction and infrastructure sectors. We also produce Continuous Galvanising Grade (CGG), EPG (Electro Platting Grade) and two grades of zinc for use in die-casting alloys. We are working closely with our customers and to strengthen our zinc product portfolio in terms of value-added products (VAP). Our focus is to increase the supply of VAP to 25% of total zinc sales in FY2021, from 19% in FY2020.

HZL to Launch E-commerce Platform

Lately, with the internet revolution, e-commerce platforms are turning out to be the new place for buyers to buy from their home and seller to reach widespread customers. HZL is planning to adapt to times by launching ‘e-volve’- an e-commerce platform, which will make HZL the first producer in the non-ferrous industry to sell the metal on e-commerce portal. It will provide our customers with real-time pricing and seamless ‘click-buy’ facility for all the metals in our portfolio (zinc, lead, and silver). This will reduce manual intervention and enhance governance by providing transparent and real-time INR pricing options to end-users.

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OIL & GAS

India’s Oil Demand Expected to Decline in the Short Run amid COVID-19

With the outbreak of the pandemic, the year FY2020 has been marked by one of the biggest international public health emergencies. Most countries are under lockdown to curb the wide-spreading virus, disrupting the economic and social activities around the world.

As we speak, India is under a series of lockdowns, which started in March 2020. This has caused a dramatic near-term demand shock. Oil demand in India is estimated to have dropped by ~50% in April with the most impact on transport fuels. Travel restrictions, and lower industrial activity have for the time being all shown a marked slowdown.

Whilst the shock has been sharp and deep in the near term the longer-term outlook for oil demand remains positive. Whilst negative demand trends are likely to continue for at least the first half of 2020, the return to normalcy and broader economic recovery should allow oil markets to steadily rebalance over the next 12-18 months.

Market Drivers and Opportunities

The global demand shock caused by COVID-19 leaves traditional oil market modelling in uncharted territory. As a result of COVID-19 containment measures in 187 countries, mobility has almost come to a halt. Global oil demand is expected to fall by a record 9.3 mb/d year-on-year in 2020. Total global oil demand is now assumed at 92.82 mb/d, in 2020 with higher consumption expected in H2FY20 than in H1FY20. Global oil supply is also set to plunge by ~12 mb/d in May, after OPEC+ forged its output deal to cut production. Additional reductions are set to come from other countries with the US and Canada seeing the largest declines. This will impact the fall in oil prices which will be felt throughout oil’s global supply chain and adjoining industries.

Whilst the pace of the rebalancing in global oil markets remains uncertain there’s little doubt of the longer-term potential of India as one of the largest sources of incremental demand growth over the coming decade.

India is the world’s third largest oil consumer, the fourth-largest refiner and a leading net exporter of refined products. Without the help of local producers like Vedanta, India’s import dependency is going to increase significantly in the coming decades. The country currently meets 84% of its oil consumption and 47% of its gas consumption through imports.3

The government projects a 10% reduction in India’s imports of oil & gas by 2022. The government also aims to increase the share of natural gas in the country’s energy mix to 15% by 2030, from the current 6%.1

India has prognosticated conventional hydrocarbon resources of over 300 billion barrels of oil and oil equivalent gas, with 70% of these assets yet to find category. To improve energy security, the government has prioritised the reduction of oil and gas imports, increasing domestic upstream activities, diversifying its supply sources and increasing Indian investments in overseas oil fields in the Middle East and Africa.

The government is cognisant that several policy reforms are needed to revitalise the exploration and production ecosystem. Along with the fast-paced implementation of the OLAP, the government introduced the Unconventional Hydrocarbon Policy (UHC) in August 2018, followed by Enhanced Recovery policy (ER) in October, to boost domestic production and improve hydrocarbon recovery.

The four OALP bid rounds, conducted till date, have been successful, with 94 blocks (1,37,000 sq km) awarded to leading E&P companies.

Vedanta has a world-class resource base, with a 58 blocks in India. With a strengthened growth pipeline in exploration and development, we are well-positioned to meet India’s growing demand by contributing significantly more to the countries domestic crude oil production in the coming years.

Products and Customers

Vedanta is the largest private sector producer of crude oil in India. Our crude is sold to hydrocarbon refineries and our natural gas is used by the fertiliser industry and the city gas sector in India.

1	EIA India 2020:

Energy Policy Review, PPAC January 2020

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ALUMINIUM

LME Prices and World Trade Scenario

It was a challenging year for aluminium LME prices as they hovered between 1,700 US$/T to 1,800 US$/T for larger part of the year; averaging to 1,749 US$/T for the year, ~14% lower than FY2019 average of 2,035 US$/T. The global aluminium industry saw the dip in prices primarily due to sluggish demand and the pressure witnessed in the global automotive sector.

From a supply perspective, global aluminium capacity increased with the lifting of sanctions on UC Rusal by the US government. The restart of Alunorte Alumina Refinery in Brazil also impacted the balance of aluminium demand and supply, as alumina supply picked up globally. On the other side, the demand showed bearish sentiments triggered by trade standoff, resulting in rising exports from the country. This was exacerbated by the sharp slowdown in vehicle sales in Europe and Asia. This kept the LME aluminium prices subdued for most of the financial year. During March 2020, the LME aluminium prices touched a 4-year low in the wake of global lockdowns; consequently impacting the global demand for aluminium. All the major end use sectors for aluminium across automotive, building & construction, consumer durables and packaging have been hit hard by lockdowns, contributing to the decline in aluminium prices.

The global demand for primary aluminium in 2019 was at approximately 64.5 million tonnes, whereas the overall aluminium demand was at approximately 90 million tonnes. It was reported that the total primary demand outside of China stood at 5.3 million tonne2 for Q1 FY21, lower by 27% year on year, which is one of the biggest quarterly declines since 2009. The total primary consumption in China had fallen to 7.2 million tonnes2 in Q4FY20, when the pandemic was at its peak in China, but the demand in China has since recovered. The global primary aluminium demand for CY2020 is estimated to be around 60 million tonnes impacted by lockdowns in various parts of the world due to COVID-19 pandemic.

Indian Market Drivers and Opportunities

Given the COVID-19 pandemic, there is a higher degree of uncertainty in both Indian and global markets. Total aluminium consumption in India is expected to reduce in 2020 from 2019 levels. All the major sectors like transport, electrical, building & construction have been impacted by lockdown imposed by Government of India.

However, the long-term demand for aluminium in India and the sub-continent will remain robust backed by increased industrial activity and government focus on infrastructure sector in the country. Several government initiatives like Make in India and Smart Cities project are expected to increase investment in the country. India’s government is investing over US$1 billion in its ‘Make in India’ initiative. The aluminium consumption rise in India is inevitable with these initiatives lined up in the country, which is in line with India’s five-trillion-dollar economy vision. There is a huge potential for increasing aluminium usage in India in building and construction, automotive and packaging industries. As Vedanta, we continue to expand our VAP portfolio in line with evolving market demand, positioning us for growth in the Indian aluminium market.

Products and Customers

Vedanta has a 2.3 mtpa proposed aluminium capacity in India and operates one of the largest single-location smelters in the world at its Jharsuguda facility. It is the market leader in primary aluminium with ~40% market share in the primary aluminium segment. Our product range includes aluminium ingots, primary foundry alloys, wire rods, billets, slabs and rolled products. We cater to electrical, automotive, building & construction segments, along with a host of other industries, well supported by its high-quality value-added product portfolio. Around 41% of our total aluminium sales globally were value-added products.During FY2020, ~33% of our total sales were to the Indian markets, specifically meant for electrical, construction and transportation industries, a marginal improvement, compared to that of last year; of which 68% of domestic sales were for value-added products.

During the year, we expanded our market reach in South Korea and Australia. We also entered new markets like Saudi Arabia and UAE, among others. International sales to our established customers in other key Asian, European and North and South American markets remained at the same level vis-à-vis last year at 1.26 million tonnes. Vedanta sold ~42% of its total sales as value-added products in FY2020.

2	CRU’s Online Information Service for Aluminium

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LEAD

Market Overview

Like other base metals, lead prices were also impacted by geopolitical tensions, global economic slowdown and the downtrend in the automotive sector. Shutting down of Nrystar’s Port Pirie smelter in Australia twice during the year also kept the prices volatile. Uncertainty over the COVID-19 pandemic has unsurprisingly caused further price weakness during the last quarter as major European and American automakers were forced to shut operations as countries declared lockdowns. The replacement battery segment which is not impacted by geopolitical and economic factors, contributes roughly half of global lead demand, and kept the demand intact for the metal in CY2019.

Market Drivers & Opportunities

In India, more than 90% of overall lead (primary + secondary) and 80% of the primary lead are consumed by the battery segment. More than half of the battery demand is driven by replacements, which are least impacted by any macro-economic and geopolitical factor, but by wear and tear of the battery’s usage. Though the economic slowdown and COVID-19 scenario might impact the Original Equipment (OE) demand, the replacement demand is expected to remain intact.

In the recent times, several concerns have been voiced over the demand of lead due to rapid adoption of Electric Vehicles (EVs). While EVs still use lead auxiliary batteries, these are smaller in size compared to regular car batteries, thus requiring lesser lead contribution. However, the impact of it to certain extent will be offset by adoption of start-stop (idle-stop) technology for conventional vehicles, which contain around ~25% more lead.

Lead also finds application in industrial batteries, given the global push by nearly every government towards renewable energy sources such as solar and wind. This willingness to embrace renewable energy will in turn increase demand for energy storage, which in turn will drive up demand for lead acid batteries that are more economical in comparison with lithium ion batteries.

Products & Customers

India’s refined lead market is ~1.1 million tonnes, including both primary and secondary markets. The primary lead market, which is ~280 kt in size, remained stagnant in 2019. During FY2020, HZL increased its domestic sales by 5% compared to last year. We sold 86% of our refined lead metal in the domestic market and the rest was exported to South-East Asian markets. Next year, we are expecting to increase our sales by 3-4% through new customers via the e-commerce platform and introducing lead alloys in our product portfolio. We are already exploring through collaboration with our customers and plan to exit Q4FY21 with 10% Lead VAP Sales.

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SILVER

Global Scenario

Geopolitical tensions and economic slowdown led the Federal Reserve (the Fed) to cut down rates for the first time in the last 10 years in July 2019. In 2019, the Fed cut interest rates by a total of 75 basis points. The latest one in March 2020 being an emergency cut which brought the benchmark interest rate to zero to support the economy while dealing with the COVID-19 pandemic. Rate cuts like these draw investors’ attention towards precious metals like silver, which are often considered as safe haven, to diversify their portfolio risk. Silver witnessed a wide range in prices during the financial year, from touching the high of US$18.48/oz in August 2019 to falling the low of US$12.01/oz in March 2020. Silver finds multiple applications as an industrial metal. The lockdown across countries has hit industrial demand for the metal.

Market Drivers & Opportunities

In 2019, India’s silver demand was estimated to be ~7,000 tonnes and HZL roughly contributes 10% of our country’s demand. We sell 100% of the precious metal in the domestic market. India’s industrial demand for the metal has been consistent during the last five years. It contributes ~20% of total demand, which compared to global average where ~50% demand comes from the industrial sector is quite low. Demand in jewellery segment saw 10% CAGR growth in the preceding five years. However, the demand is mostly seasonal in nature. The investment demand has shown a decline in the second half of last year mainly due to sudden increase in prices. Silver prices hovered ~₹0.4 to 0.5 lakh per kg in the domestic market, a new high for the market.

The price increase can be attributed to two reasons. First escalation (10% to 12.5%) in customs duty in the last year’s Union Budget presented in July 2019 and second to the price increase in the international markets as the Fed rate cuts have diverted the attention of investors to the precious metal, often considered as safe haven. We expect India’s market to slowly accept the new price range and investors to start investing in the precious metal for portfolio diversification.

Products & Customers

HZL is India’s only primary silver producer and ranks 6th globally in terms of the top silver producing companies. We cater to various segments of markets including the industrial sector (electrical contacts, solder and alloys, and pharmaceuticals), jewellery and silverware. We sell our silver in the domestic market. Last year, we started spot sales of silver through an e-auction to reduce manual intervention, providing equal opportunity to all our buyers to compete and complete price transparency during the sales.

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POWER

Domestic Demand Driving Capacity Expansion

Vedanta operates over 9,000 MW diversified power portfolio in India consisting of 96% thermal power and 4% from renewable energy sources.

India is the third largest electricity producer in the world. The electricity generation target for conventional sources for FY2020 has been fixed at 1,330 billion units (BU), 6.5% higher y-o-y. Between 2010-2019, the country’s electricity generation grew at 5% CAGR, driven by government initiatives and schemes to expand electrification and provide round-the-clock power supply.

Market Drivers and Opportunities

India’s power demand is expected to grow rapidly to 1,895 TWh by 2022, from 691 TWh in 2007 at 7% CAGR, driven predominantly by the expansion in industrial activities, a growing population, rising per capita income, policy support and increasing electricity penetration.

The government has also been supportive of growth in the power sector, delicensing the electrical machinery industry and allowing 100% Foreign Direct Investment (FDI). From April 2000 to June 2018, total FDI in the sector was US$14.2 billion, of which US$6.8 billion was invested in non-conventional power sources above.

The government has recently opened the coal sector for commercial mining, with revenue sharing based model, which is expected to ease any coal availability issues during peak demand season. In the wake of surging domestic coal production, the country’s power sector is becoming increasingly stable.

At Vedanta, we are looking at expanding the renewable energy generation portfolio. The Ministry of Power notification on biomass co-firing dated 24 November 2020 allows blending up to 5%–10% biomass, considering it as renewable power.

This has opened additional avenues for utilising renewable power in existing thermal power plants. Vedanta has completed successful pilot projects for using biomass for power generation in its thermal power plants at Jharsuguda that supply power for aluminium production.

As of January 2020, India had total installed capacity of 369 GW, of which thermal constituted 231 GW, nuclear 7 GW, hydro 45 GW and renewables at 86 GW. The total captive power installed capacity stood at 55 GW.

Currently, India has a demand-supply gap of ~0.5%, providing an encouraging headroom for growth in the power market. The target for renewable energy has also been increased to 175 GW by 2022, of which 100 GW will be produced through solar power.

Vedanta’s power portfolio is well positioned to capitalise on India’s growing demand for power.

Products and Consumers

Of our cumulative power portfolio, 37% is used for commercial power, while 63% is meant for captive use. Nearly 95% of the power generated for commercial purposes is backed by long-term Power Purchase Agreements with state distribution companies. The Ministry of Power, Government of India issued an order dated 28 June 2019 that has directed the DISCOMs (refers to electricity distribution companies in India) to service entire payments for any power supplied since August 2019 on advance basis. This has brought down the billing payment cycle across India.

3	Ministry of Power publication on Power Sector at a glance in India as on 18 Feb 2020 around 0.5%, powermin.nic.in/en/content/power- sector-glance-all-india
4	IBEF Report on Power Sector in India www.ibef.org/download/Power-June-2017.pdf
5	Ministry of Coal notification on auction of coal mines for sale of coal – Discussion paper on key terms & conditions www.

coal.nic.in/ sites/upload_files/coal

/files/curentnotices/ Discussion-Paper-Auction-of-Coal-Mines.pdf

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IRON ORE

Iron Ore Prices Reversed from Early 2019 Strength

Weaker global steel demand and low margins for most steelmakers have fed through to the global iron ore market, constraining demand in recent months. Iron ore prices have dropped noticeably from their 2019 peak, as supply shortfalls have gradually closed. However, prices are not likely to retreat much further in the short term, as iron ore markets remain tight and iron ore stocks remain near five-year lows.

The FOB Australia iron ore price (62% iron content)—at which most Australian iron ore is sold—peaked in mid-2019, following the fallout from the tailings dam collapse in Brazil, but subsequently corrected. In late 2019, iron ore prices stabilised at around the same level as in late 2018.

Market Drivers and Opportunities

Iron ore prices remain unusually high following production shortfalls. The iron ore price was expected to decline to an average US$60 a tonne (FOB Australia) by 2021, as the seaborne market gradually returned to balance. Australia’s iron ore export earnings are set to increase from US$77 billion in FY2019 to $84 billion in FY2020. Earnings are then projected to ease to US$66 billion in the final year (FY2021) of the outlook period, as seaborne prices gradually decline. Export volumes are likely to grow from 834 million tonnes in 2019 to 878 million tonnes by 2021, as new production commences in Western Australia. The Brazilian supply is also recovering, albeit at an uneven pace.

Output from Vale remains constrained, as it is focused on dismantling a further nine tailings dams identified as facing potential collapse. Three of these dams are likely to be fully decommissioned and reintegrated into the surrounding environments by 2022, with Vale increasingly focused on risk management over recent months.

Output from Vale facilities remains uneven across Brazil, with regulators having frozen output at some sites during the September quarter. Vale is currently monitoring a major dam and has revised its forecast for the first quarter of 2020 down to 68-73 million tonnes of iron ore, from a previous forecast of 70-75 million tonnes. This will contribute to tight global supply conditions in 2020.

Products and customers

Iron ore, a key ingredient in steel manufacture, is used in the construction, infrastructure and automotive sectors. Our iron ore mining operations ceased in Goa from March 2018, pursuant to the Supreme Court order. Meanwhile, the permitted mining capacity at Karnataka has recently been increased to 4.5 million tonnes from the previous 2.29 million tonnes.

Source: REQ, December 2019, Pg 29 & 31

10	Ministry of Power notification

dated 28 Jun 2019 allowing

opening & maintaining adequate

Letter of Credit as payment

security mechanism under Power

Purchase Agreements by

Distribution Licensees

https://powermin.nic. in/sites/

default/files/webform/notices/

Opening_and_maintanig_of %

20 adequate_ Letter_of_Credit

_ as _Payment_ Security_

Mechanism _under_Power _

Purchase_Agreements. pdf

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COPPER

Global refined copper consumption remained unchanged in 2019 at 23.5 Mt vis-à-vis 2018, while demand in China, the largest copper consumer increased by ~1%. Geopolitical tensions and a struggling global manufacturing sector plagued refined copper consumption in 2019.

Encouraging developments in the trade dispute between the US and China was gradually bolstering consumer confidence. However, the pandemic outbreak has jeopardised recovery at least for the medium term. On the supply side, India grappled with availability constraints of refined copper due to Vedanta’s Tuticorin smelter closure for the second year in a row.

Products and Customers

Refined copper is predominantly used in manufacturing cables, transformers and motors as well as castings and alloy-based products. The Tuticorin smelter closure adversely impacted our production in India.

Market Drivers and Opportunities

Over the medium and long term, copper consumption in India and China is likely to increase, driven by population growth, urbanisation, the rise of aspiring middle class and demand for EVs.

These trends are supported by enabling government measures and initiatives. However, these forecasts will only hold true if the virus is contained properly and there are no fears of massive disruption in socio-economic life across geographies.

On the supply side, there could be further disruptions in copper production due to the smelter upgrades in Chile following the introduction of new environmental regulations.

The extended closures at Chilean smelters (including Chuquicamata and Potrerillos) reduced smelter production in the first half of 2019. Our ability to take advantage of emerging opportunities is largely dependent on the re-opening of our smelter at Tuticorin.

STEEL

The construction sector is boosting steel demand

Global crude steel production reached 1,869 million tons for the year CY2019, up by 3.03% compared to 2018. Growth can be attributed to increase in production by China at 8.3% y-o-y. India’s crude steel production was 108.57 million tons, down by 2.1% on 2019, meaning that India has replaced Japan as the world’s second largest steel producing country. While the steel demand recovery seen in 2018 continued in 2019, risks have increased due to global pandemic breakdown, high debts and volatile capital flows in many emerging economies. As a result, steel prices are expected to experience volatility in 2020. India’s steel demand has shown a marginal growth of 1.4% from 98.7 million tonnes in FY2019 to 100 million tons in FY2020. But world steel consumption is expected to see a fall of 15-20% in 2020 as a result of the virus outbreak. In the medium term (2019-2024), demand is expected to grow at 0-2% CAGR with world excluding china at growing at 1-3% CAGR.

India’s steel use per capita for finished steel products stood at 74.3 kg, way below the world average of 229.3 kg, suggesting a huge unrealised potential for steel demand growth. Recently, India has been trying to unleash this through an extensive reform agenda and an ongoing push for infrastructure development. These factors, along with favourable demographics, are improving the macroeconomic fundamentals.

India was a net exporter in FY2020 at 1.5 million tonnes net exports compared to net importer in FY2019 with exports increased to 8.3 million tonnes a growth of 31.4 % in FY2020 compared to FY2019 at 6.3 million tonnes. However, the country is to witness a sudden increase in exports in FY21 as well.

Products and Customers

We completed the acquisition of ESL, an integrated steel plant on June 4, 2018. ESL is primarily selling Wire rod, TMT and DI pipe products in India mainly to the construction, infrastructure and automotive sectors. In India, long products consumption was increased to 52 million tonnes, a growth of 5.83% in FY2020 compared to 49 million tonnes in FY2019, whereas flat products have seen a flat of 3.06% from 49.4 million tonnes in FY2019 to 47.9 million tonnes.

Market Drivers and Opportunities

With COVID-19 spreading across the globe, steel demand to see a substantial decline in 2020. Speed of recovery will be influenced by containment of virus and government stimulus. The pandemic may bring further setbacks to globalization, with global supply chain disruptions and nationalistic trade/ investment measures. The automotive sector shall be hardest hit among steel using sectors followed by mechanical machinery. Deep scars from the pandemic may have a lasting impact on economies and investment recovery shall take time. Business paradigm hasto adjust to the new normal - social distancing, teleworking, changes in consumer behaviour and preferences. Social distancing may undermine productivity and increase costs. While construction sector, which is identified as the steel demand driver shall be affected by changing demand for housing v/s commercial buildings, new urbanisation patterns, weak investment, shift towards green energy, the machinery sector will suffer from low investment, but shall boost from automation. Favourable government stimulus shall be the key to economy’s revival.

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MANAGEMENT DISCUSSION AND ANALYSIS

FINANCE

REVIEW

EXECUTIVE SUMMARY

We had a strong operational and financial performance in FY2020 despite of the challenging operating environment of low commodity prices and some impact on production on account of lockdown to combat COVID-19. The company continues to focus on controllable factors such as resetting cost base through diverse cost optimisation initiatives, disciplined capital investments, working capital initiatives, marketing initiatives & volume with strong control measures to ensure safe operations across businesses within framed government and corporate guidelines in view of COVID-19.

In FY2020, we recorded an EBITDA of ₹21,061 crore, 12% lower y-o-y and robust adjusted EBITDA margin of 29%. (FY2019: ₹24,012 crore, margin 30%).

Lower production volumes resulted in decrease in EBITDA by ₹102 crore, driven by lower production volumes at Zinc India (includes COVID impact) and Oil & Gas business. However, this was partially offset by higher sales volume at Iron ore of Karnataka & Steel business, additional volume from Gamsberg operations and increase in volumes at Aluminium business.

Market factors resulted in decrease in EBITDA by ₹3,672 crore compared to FY2019. This was primarily driven by downturn in the commodity prices across businesses partially offset by input commodity deflation (mostly in alumina, thermal coal and carbon prices) and rupee depreciation. Gross debt as on 31 March 2020 was ₹59,187, crore, decreased by ₹7,038 crore since 31 March 2019 (FY19: ₹66,225 crore), primarily driven by repayment of debt at Vedanta Standalone, TSPL and temporary borrowing at Zinc India partially offset by increase in borrowing at Oil & Gas.

Net debt as on 31 March 2020 was ₹21,273 crore, decreased by ₹5,683 crore since 31 March 2019 (FY19: ₹26,956 crore), primarily driven by repayment of debt partially offset by working capital blockage due to Covid-19 and dividend payment during the year.

The balance sheet of Vedanta Limited continues to remain strong with cash & cash equivalents, of ₹37,914 crore and Net Debt to EBITDA ratio at 1.0x, which is the lowest among Indian peers.

CONSOLIDATED EBITDA

EBITDA decreased by 12% in FY2020 to ₹21,061 crore. This was mainly driven by downturn in commodity prices, lower volume and higher cost at Zinc India & Oil & Gas business partially offset by additional volumes from Gamsberg operations and higher sales at Iron Ore Karnataka & Steel business, higher volume at Aluminium business, easing out of input commodity inflation, improved cost of production at Aluminium business, past exploration cost recovery at Oil & Gas business and rupee depreciation.

CONSOLIDATED EBITDA

		(₹ crore, unless stated)

Consolidated EBITDA	FY2020	FY2019	% change
Zinc	9,094	11,298	(20)
– India	8,714	10,600	(18)
– International	380	698	(46)
Oil & Gas	7,271	7,656	(5)
Aluminium	1,998	2,202	(9)
Power	1,649	1,527	8
Iron Ore	878	584	50
Steel	588	791	(26)
Copper India	(300)	(235)	28
Others	(118)	189	(28)

Total EBITDA	21,061	24,012	(12)

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CONSOLIDATED EBITDA BRIDGE
(₹ crore, unless stated)
EBITDA for FY2019	24,012
Market and regulatory: ₹(3,660) crore
a) Prices, premium / discount	(7,839)
b) Direct raw material inflation	3,576
c) Foreign exchange movement	592
d) Profit petroleum to GOI at Oil & Gas	169
e) Regulatory changes	(158)
Operational: ₹708 crore
a) Volume	(102)
b) Cost and marketing	422
c) Others	388

EBITDA for FY2020	21,061

A)	PRICES, PREMIUM/DISCOUNT

Commodity price fluctuations have a significant impact on the Group’s business. During FY2020, we saw a net negative impact of ₹7,839 crores on EBITDA due to commodity price fluctuations.

C)	FOREIGN EXCHANGE FLUCTUATION

INR and SA Rand depreciated against the US dollar during FY2020. Stronger dollar is favourable to the Group’s EBITDA, given the local cost base and predominantly US dollar-linked pricing. The favourable currency movements positively impacted EBITDA by ₹592 crore.

Zinc, lead and silver: Average zinc LME prices during FY2020 dropped to US$2,402 per tonne, down 12% y-o-y; lead LME prices decreased to US$1,958 per tonne, down 8% y-o-y; and silver prices increased to US$16.5 per ounce, up 7% y-o-y. The cumulative impact of these price fluctuations lowered EBITDA by ₹2,153 crore.

Aluminium: Average aluminium LME prices decreased to US$1,749 per tonne in FY2020, down 14% y-o-y, this had a negative impact of ₹3,954 crore on EBITDA.

Oil & Gas: The average Brent price for the year was US$60.9 per barrel, lower by 13% compared with US$70.4 per barrel during FY2019, this was further reduced by a higher discount to Brent during the year (FY2020: 7.1%; FY2019: 6.1%). This had negative impact on EBITDA by ₹1,026 crore.

B)	DIRECT RAW MATERIAL INFLATION

Prices of key raw materials such as imported alumina, thermal coal, carbon and caustic have reduced significantly in FY2020, improving EBITDA by ₹3,576 crore mainly at Aluminium and Zinc India business.

Key exchange rates against the US dollar:

	Average year ended 31 March 2020	Average year ended 31 March 2019	% change	As at 31 March 2020	As at 31 March 2019
Indian rupee	70.86	69.89	1.4%	74.81	69.17
South African rand	14.78	13.76	7.41%	17.89	14.48

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D)	PROFIT PETROLEUM TO GOI AT OIL & GAS

The profit petroleum outflow to the Government of India (GOI), as per the production sharing contract (PSC), reduced by ₹169 crore. The reduction was primarily due to the higher recovery of capital expenditure incurred over the previous year.

E)	REGULATORY

During FY2020, changes in regulatory levies such as electricity duty, GST credits, Renewable Power Obligation etc. had a cumulative negative impact on the Group EBITDA of ₹158 crore.

F)	VOLUMES

Lower volume led to decrease in EBITDA by ₹102 crore by following businesses:

Zinc India (negative ₹628 crore)

The integrated metal sales stood at 860 kt, lower by 4%, and silver sales of 586 tonnes, lower by 13%. This had a cumulative negative impact on EBITDA of ₹628 crore.

Oil & Gas (negative ₹638 crore)

Oil & Gas business achieved WI sales of 40.27 mmboe, down by 8% y-o-y. This had negative impact on EBITDA of ₹638 crore

Iron ore of Karnataka

(positive ₹531 crore)

Iron ore of Karnataka achieved sales of 5.78 mn tonnes, up 125% y-o-y. This sales volume increase had a positive impact on EBITDA of ₹531 crore.

Zinc International

(positive ₹396 crore)

Increased volumes at Gamsberg from 15 kt in FY2019 to 109kt in FY2020, mainly because of full year operation in FY2020. This has positively impacted EBIDTA by ₹396 crore.

Steel business (positive ₹125 crore)

ESL achieved metal sales of 1,179 KT, up 15% y-o-y. This sales volume increase had a positive impact on EBITDA of ₹125 crore.

Aluminium (positive ₹70 crore)

In FY2020, the Aluminium business achieved metal sales of 1.92 million tonnes, up 3.6% y-o-y. This volume increase had a positive impact on EBITDA of ₹70 crore.

G)	COST AND MARKETING

Improved costs resulted in an increase in EBITDA by ₹422 crore over FY2020, primarily due to improved cost at Aluminium business driven by globally falling input raw material indices (alumina, carbon, caustic etc.), lower power cost on account of materialization of linkage coal supply and higher production of captive alumina at Lanjigarh and Steel business driven by falling input raw material indices and operational efficiencies. This was partially offset by higher cost at Zinc India due to volume led absorption & Oil & gas business due to higher maintenance cost and production enhancement initiatives during FY2020.

H)	OTHERS

This primarily includes the past exploration cost recovery at Oil & Gas business during the FY2020 partially offset by lower power EBITDA, inventory valuation at Aluminium business and lower EBITDA at Avanstrate Inc. (ASI) with a net positive impact on EBITDA of ₹388 crore.

INCOME STATEMENT

		(₹ crore, unless stated)

Particulars	FY2020	FY2019	% change
Net Sales/Income from Operations	83,545	90,901	(8)
Other Operating Income	902	1,147	(21)
EBITDA	21,061	24,012	(12)
EBITDA margin[1] (%)	29%	30%	—
Finance Cost	4,977	5,689	(13)
Investment Income	2,443	3,618	(32)
Exchange Gain /(Loss)	(306)	(509)	(40)

Profit before Depreciation and Taxes	18,220	21,432	(15)

Depreciation and Amortisation	9,093	8,192	11
Profit before Exceptional items	9,127	13,240	(31)
Exceptional items[2]: credit/(expense)	(17,386)	320	—
Taxes[3]	(3,516)	3,862	—
Profit after taxes	(4,743)	9,698	—
Profit after taxes (before Exceptional Items)	6,122	9,490	36
Minority interest	1,920	2,633	27
Attributable PAT after exceptional items	(6,664)	7,065	(42)
Attributable PAT (before exceptional items)	3,995	6,857	38

Basic earnings per share (₹/share)	(18.00)	19.07	(42)

Basic EPS before exceptional items (₹/share)	10.79	18.50	38
Exchange Rate (₹/US$) – Average	70.86	69.89	1
Exchange Rate (₹/US$) – Closing	74.81	69.17	8

1.	Excludes custom smelting at Copper India and Zinc India Operations.
2.	Exceptional Items gross of tax
3.	Tax includes tax gain on exceptional items of ₹6,521 crore on special items in FY2020 (FY2019: charge of ₹112 crore)
4.	Previous period figures have been regrouped/rearranged wherever necessary to conform to current period presentation.

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REVENUE

Revenue for the year was ₹83,545 crore, 8% lower y-o-y. This was driven by subdued commodity prices, lower volume at Zinc India, lower volume at Oil & Gas business and lower power sales at TSPL partially offset by higher volume at Aluminium business, additional volumes from Gamsberg operations and higher sales at Iron Ore Karnataka & Steel business and rupee depreciation.

EBITDA AND EBITDA MARGIN

EBITDA for the year was ₹21,061 crore, 12% lower y-o-y. This was mainly on account of subdued commodity prices, lower volume and higher cost at Zinc India and Oil & Gas business partially offset by higher volume at Aluminium business, additional volumes from Gamsberg operations and higher sales at Iron Ore Karnataka & Steel business, easing out of input commodity inflation, improved cost of production at Aluminium business, past exploration cost recovery at Oil & Gas business and rupee depreciation. We maintained a robust adjusted EBITDA margin1 of 29% for the year (FY2019: 30%)

DEPRECIATION & AMORTIZATIONS

Depreciation for the year was ₹9,093 crore compared to ₹8,192 crore in FY2019, higher by 11%, primarily on account of higher charge at Oil & Gas business due to capitalization of new wells partially offset by lower production; higher depreciation charge at Zinc India on account of higher ore production, additional capitalisation and increase in amortization rate due to increase in cost; higher charge at Zinc international due to increased production from Gamsberg and acquisitions of Steel business in June’ 2018.

NET INTEREST

The The blended cost of borrowings was 7.9% for FY2020 compared to with 8.1% in FY2019. Finance cost for FY2020 was ₹4,977 crore, 13% lower y-o-y compared to ₹5,689 crore in FY2019 mainly on account of decrease in average borrowing due to repayment of debt at Vedanta Standalone, TSPL, BALCO and temporary borrowings at Zinc India, repayment of preference shares at CIHL in FY2019 and lower average borrowing cost in line with market trends.

Investment income for FY2019 stood at ₹2,443 crore, 32% lower y-o-y compared to ₹3,618 crore in FY2019. This was mainly due to mark to market loss on a treasury investment made by Vedanta’s overseas subsidiary through a purchase of an economic interest in a structured investment in Anglo American Plc from its ultimate parent, Volcan Investments Limited and one-time reclassification from other comprehensive income to profit and loss account at Zinc India during FY2019 which was partially offset by Mark to Market gain on other investment during the year.

EXCEPTIONAL ITEMS

The exceptional items for FY2020 was at ₹17,386 crore, mainly on account of impairment charge of ₹17,636 crore relating to property, plant and equipment and exploration assets and claims & receivables at Oil & Gas of ₹15,907 crore, Copper ₹721 crore, Iron ore business (IOB) of ₹349 crore, Avanstarte Inc. (ASI) of ₹504 crore and Fujairah Gold (FG) ₹151 crore partially offset by RPO liability reversal of ₹168 crore at aluminium pertaining to previous years based on revision of liability pursuant to Odisha Electricity Regulatory Commission notification and interest accrued on power debtors at TSPL ₹82 crore in line with positive Supreme court order of prior periods.

(For more information, refer note (33) set out in P&L notes of the financial statement on exceptional items).

TAXATION

Tax credit for FY2020 stood at ₹3,516 crore (FY19: charge of ₹3,862 crore). However, normalised effective tax rate (excluding tax on undistributed reserves from Zinc India, dividend from CIHL and impact of new tax regime) for FY2020 stood at 34%, compared to 28% in FY2019 due to profit mix within entities and primarily on account of increase in weightage of Cairn Energy Hydrocarbon (CEHC) which is taxable at higher rate of 43.68%.

ATTRIBUTABLE PROFIT AFTER TAX (BEFORE EXCEPTIONAL ITEMS AND DDT)

Attributable PAT before exceptional items was ₹3,995 crore in FY2020 compared to ₹6,857 in FY2019 (lower 42% y-o-y).

EARNINGS PER SHARE

Earnings per share before exceptional items for FY2020 were ₹10.79 per share as compared to ₹18.50 per share in FY2019.

DIVIDEND

Board has declared interim dividend of ₹3.90 per share during the year.

SHAREHOLDERS FUND

Total shareholders fund as on 31 March 2020 aggregated to ₹54,635 crore as compared to ₹62,297 crore as at 31 March 2019. This was primarily net profit attributable to equity holders earned during the year partially offset by dividend paid during the year.

NET FIXED ASSETS

The net fixed assets as on 31 March 2020 were ₹107,489 crore. This comprises of ₹16,837 crore as capital work-in-progress as on 31 March 2020.

BALANCE SHEET

Our financial position remains strong with cash and liquid investments of ₹37,914 crore.

The Company follows a Board approved investment policy and invests in high quality debt instruments with mutual funds, bonds and fixed deposits with banks. The portfolio is rated by CRISIL which has assigned a rating of “Tier I” (meaning highest safety) to our portfolio Further, the Company has undrawn fund based committed facilities of c.₹ 5,300 crore as on 31 March 2020.

Gross debt as on 31 March 2020 was ₹59,187 crore, a decrease of ₹7,038 crore since March 31, 2019.This was mainly due to the repayment of debt at Vedanta Standalone, TSPL and temporary borrowing at Zinc India partially offset by increase in borrowing at Oil & Gas business.

Gross Debt comprises term debt of c.₹46,600 crore and short-term working capital loans of c.₹ 12,600 crore. The loan in INR currency is 87% and balance 13% in foreign currency. Average debt maturity is of term debt is c.3.2 years as at 31 March 2020.

Crisil and India Ratings revised the outlook on Vedanta’s Rating from AA/Positive to AA/Negative.

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MANAGEMENT DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW

ZINC INDIA

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THE YEAR IN SUMMARY

Mine production progressively improved during the year with ore production growth at Rampura Agucha and Zawar and steady production at Sindesar Khurd while Kayad and Rajpura Dariba mines operated at capacity. This led to a record ore production of 14.5 million tonnes despite disruptions related to COVID-19 towards the end of the year. Operations were halted on account of lockdown to combat COVID-19 from March 22, 2020 onwards.

Mined metal production was 917 kt, lower by 2% due to inferior ore grades and COVID-19 related shutdown. Zinc production declined marginally while lead and silver were lower due to some temporary operational issues at Dariba Lead smelter and lower silver grades.

Major projects were completed including Rampura Agucha production shaft and Sindesar Khurd production shaft was ramped up post its commissioning at the end of last year.

The first dry tailing plant was commissioned in Zawar while the fumer project at Chanderiya and two pastefill/hydrofill plants in Zawar are ready for commissioning.

OCCUPATIONAL HEALTH & SAFETY

We are deeply saddened to report two fatalities at the parking yard in Sindesar Khurd mine and Fumer project site in Chanderiya during the year. We have carried out detailed investigations of the incidents to learn and deploy our learnings across the Company and prevent any reoccurrences.

LTIFR for the year was 1.39 as compared to 0.63 a year ago. We are continuously trying to improvise our methodologies of incident investigation and categorization with enhanced leadership focus on incident reporting. There has been greater management focus to bring a cultural change via Visible Felt Leadership programmes, safety town halls, enabling tools like safety whistle blower as well as reward & recognition for near-miss reporting.

In view of the COVID-19 health emergency, an advisory was issued for precautionary measures along with awareness campaigns and drive for disinfecting facilities across the Company. The Company’s operations were halted during the lockdown period and employees were asked to work from home barring some employees who attended call for duty to keep production assets safe. To ensure business continuity, a committee of COVID-19 Response ‘War Room’ was organised to identify and implement urgent business decisions. We also engaged the SHG women in our communities to stitch and distribute cloth masks among the villagers, police and administration officials. Our teams worked with civil administration to ensure food reached vulnerable sections of the society.

Key safety initiatives undertaken during the year include Project Ru-ba-ru for business partner competency assessment with respect to manning, skill, qualifications, experience and gaps in organization; ‘I Support Aarohan’ wherein all employees undertook individual safety projects every quarter to improve safety of their work area; roll-out of new safety standards for molten metal and ground control management; technology enabled safety initiatives to reduce man-machine interactions; conducted Safety Perception Survey for making safety implementation system more effective and robust; and partnered with the global leader in industrial hygiene to improve hygiene with a one-year roadmap.

Record ore production of 14.5 million tonnes

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OPERATIONAL REVIEW ZINC INDIA CONTINUED...

ZINC INDIA

ENVIRONMENT

During the reporting year, hazardous recycling rose to 31% compared to 28% in FY2019, and water recycling rate was 39% (FY2019: 34%).

During the year, India’s first dry tailing plant was commissioned at Zawar Mine to reduce freshwater consumption by enhancing recovery of process water to 90%, improve tailing dam structural stability and reduce the water footprint.

For effective metal recovery, a second ancillary plant was commissioned for treatment of process residues at Chanderiya Lead-Zinc smelter and a project to recover sodium sulphate was commissioned at the Dariba Zinc smelter. Waste such as Jarosite, Jarofix, slag and fly ash were gainfully utilized in cement manufacturing and road construction whilst tailings were used in back-filling voids in mines.

As a part of beyond the fence initiatives for water management, a 15 MLD of sewage treatment plant is under commissioning in Udaipur city, which will take the total sewage treatment capacity to 60 MLD.

As part of commitment towards biodiversity conservation, the Company is now a member of International Union for Conservation of Nature (IUCN) ‘Leader for Nature India’ initiative. Our sustainability activities received several endorsements during the year including the CII- ITC Sustainability Award for Corporate Environment as well as Best Environmental Sustainability Award in the category of National Awards for ‘Excellence in CSR and Sustainability’ by World CSR Day.

Zinc India’s sustainability performance was ranked 5th in the Dow Jones Sustainability Index (Metal and Mining) globally, and No. 1 in Asia Pacific region and also selected as constituent of FTSE4Good Index series and the S&P Sustainability yearbook for the third consecutive year. Zinc India was also declared as ‘Disclosure Champion’ in the Asia Disclosure Index by FTI Consulting and is amongst the top 5 companies in India.

PRODUCTION PERFORMANCE

Production (kt)	FY2020	FY2019	% change
Total mined metal	917	936	(2)
Refinery metal production	870	894	(3)
Refined zinc – integrated	688	696	(1)
Refined lead – integrated[1]	182	198	(8)
Production – silver (in tonnes)[2]	610	679	(10)

1.	Excluding captive consumption of 7,088 tonnes in FY2020 versus 6,534 tonnes in FY2019.
2.	Excluding captive consumption of 36.7 tonnes in FY2020 versus 34.2 tonnes in FY2019.

OPERATIONS

For the full-year, ore production was up 5% y-o-y to 14.5 million tonnes on account of strong production growth at Rampura Agucha and Zawar mines, which were up 18% and 14% respectively. Mined metal production for FY2020 was 917,000 tonnes compared to 936,000 tonnes in the prior year on account of COVID-19 related lockdown and low grades at Kayad and Sindesar Khurd mines in H1 FY2020.

Integrated metal production was down Integrated 3% to 870kt and silver production was lower by 10% to 610 MT due to COVID-19 related lockdown, lower lead production in Q2 FY20 & Q3 FY20 due to temporary operational issues and lower silver grades.

India’s first dry tailing plant commissioned at Zawar Mine

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PRICES

Zinc LME prices fell by 12% to end the year at an average of US$2,402 per tonne on account of trade war between the US and China and the outbreak of COVID-19 in the final quarter of the year. On the positive side, exchange stocks continue to remain low at seven days of global consumption despite inflow of stocks to exchanges as unprecedented outbreak impacted demand

The financial year started on a high note with Zinc LME price crossing US$3000 per tonne mark, but subsequently the price witnessed downward trend before holding some ground in September and October. The signing of ‘Phase I’ of the trade agreement between the US and China in December provided some support to the price in January but prices again tumbled as the health catastrophe struck Industrial metal prices, which took a hit as industrial activities and government spending on infrastructure projects stopped.

Particulars	FY2020	FY2019	% change
Average zinc LME cash settlement prices US$/tonne	2,402	2,743	(12)
Average lead LME cash settlement prices US$/tonne	1,952	2,121	(8)
Average silver prices US$/ounce	16.5	15.4	7

ZINC DEMAND - SUPPLY

As many countries have imposed lockdown and have issued workforce curtailment advisories to tackle the spread of virus, mines are operating at reduced efficiency. Many mines in Peru, Mexico, Bolivia have suspended operations. The present low zinc price in US$1900-US$2000 has made many mines economically unviable. The new projects have been delayed and considering all these factors, global mine production is expected to witness contraction in CY2020. As per Wood Mackenzie, mine production is likely to contract by 3.8% in CY2020 compared to CY2019.

The last two years have witnessed a contraction in global zinc consumption with 0.4% in CY2018 and 1.1% in CY2019. Further, this year demand has weakened as the world is combating the pandemic. Lockdowns of 4-8 weeks have muted the demand for zinc in downstream industries. Major auto manufacturers in Europe have closed operations amid subdued demand and there are raw material supply chain constraints due to boundary closures and limited cargo movements. Infrastructure spending has also halted. As per Wood Mackenzie’s initial reports, global zinc demand is expected to decline by 6.8%.

Indian government announced a 21-day nationwide lockdown which was further extended by 33 days in two steps to fight against the pandemic. Downstream industries, steel manufactures, galvanisers, alloy makers have suspended operations or are operating at reduced capacities.

The benchmark Treatment Charge this year is US$299.5 per tonne, a substantial increase from last year’s US$245 per tonne, highest since 2008. The spot TC’s expected to remain higher for the year and would motivate smelters to continue production. The refined metal production is expected to grow at 0.6% in CY2020 as per Wood Mackenzie.

Zinc Global Balance (in kt)	CY2020	CY2019	CY2018
Mine Production	12,853	13,363	12,953
Smelter Production	13,686	13,601	13,183
Consumption	12,984	13,924	14,322

Source: Wood Mackenzie

UNIT COSTS

Zinc’s cost of production (excluding royalty) for FY2020 was US$1,047 per tonne, higher by 4% y-o-y. The Cost of Production (COP) during the year benefited from declining imported coal prices and higher linkage coal. The COP increase reflects higher mine development expense, lower ore grades and volume, lower acid credits, higher cement prices, and electricity duty on captive power plants which was hiked from ₹0.40 to ₹0.60 per unit starting July 2019, partly offset by lower coal costs. Government levies amounted to US$ 355 per tonne (FY2019: US$389 per tonne). This comprised mainly of royalty payments, the Clean Energy Cess, electricity duty and other taxes.

Particulars	FY2020	FY2019	% change
Unit costs (US$ per tonne)
Zinc (including royalty)	1,373	1,381	(1)
Zinc (excluding royalty)	1,047	1,008	4

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OPERATIONAL REVIEW ZINC INDIA CONTINUED...

ZINC INDIA

FINANCIAL PERFORMANCE

Revenue for the year was ₹18,159 crore, down 12% y-o-y, primarily on account of decline in LME prices and lower volume, partly offset by higher silver prices and rupee depreciation. EBITDA in FY2020 decreased to ₹8,714 crore, down 18% y-o-y. The decrease was primarily driven by lower revenue and higher cost of production.

		(₹ crore, unless stated)
Particulars	FY2020	FY2019	% change
Revenue	18,159	20,656	(12)
EBITDA	8,714	10,600	(18)
EBITDA margin (%)	48%	51%	—

PROJECTS

All major projects to build capacity of 1.2 mtpa mined metal were completed during the year. Capital mine development increased by 12% to 48 km in FY2020.

At Rampura Agucha, the Shaft project was commissioned along with the associated conveyor, crusher systems and hauling from shaft through ore pass commenced in the final quarter. This has increased haulage capacity allowing RA UG to achieve production level of 4.5 mtpa.

At Sindesar Khurd, shaft is fully integrated with mine and ore hauling was ramped up to about 70% of capacity. The second paste fill plant was commissioned in June 2019, allowing the mine to operate at full production capacity.

At Zawar, India’s first ever dry tail stacking plant was commissioned in the second quarter, significantly reducing water consumption & land requirement and addressing tailing dam risk. Further, the two backfill plants are under load trials and back filling of voids is expected to commence in Q1 FY2021. This will improve mine stability and provide an opportunity for pillar mining to remove left-out high-grade ore.

At Rajpura Dariba, the existing production shaft capacity is being upgraded from 0.7 to 1.3 mtpa to debottleneck the mine. The erection process has already commenced and is expected to complete in Q3FY2021. RD mine received the environment clearance for expansion from 1.08 to 2.0 mtpa of ore production and ore beneficiation from 1.2 to 2.5 mtpa. Smelter debottlenecking to expand the capacity to 1.1 mtpa was completed during the year to maintain mines/smelter synergies at higher levels of production. The Fumer plant at Chanderiya is ready to start and production is to commence in Q1 FY2021.

EXPLORATION

Zinc India’s exploration objective is to upgrade the resources to reserves and replenish every tonne of mined metal to sustain more than 20 years of metal production by fostering innovation and using new technologies. The company has an aggressive exploration program focusing on delineating and upgrading Reserves and Resources (R&R) within its licensed areas. Technology adoption and innovations play key role in enhancing exploration success.

Zinc India’s deposits remain ‘open’ and exploration identified a number of new targets on mining leases having potential to increase R&R over the next 12 months. Across all the sites, it increased its surface drilling to assist in upgrading Resources to Reserves.

In line with previous years, the Mineral Resource is reported on an exclusive basis to the Ore Reserve and all statements have been independently audited by SRK (UK).

On an exclusive basis, total ore reserves at the end of FY2020 totalled 114.7 million tonnes and exclusive mineral resources totalled 288.3 million tonnes. Total contained metal in Ore Reserves is 7.95 million tonnes of zinc, 2.07 million tonnes of lead and 256.2 million ounces of silver and the Mineral Resource contains 15.87 million tonnes of zinc, 5.93 million tonnes of lead and 641.8 million ounces of silver. At current mining rates, the R&R underpins metal production for more than 20 year.

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STRATEGIC PRIORITIES & OUTLOOK

Our primary objective remains to concentrate on enhancing overall output, cost efficiency of our operations and disciplined capital expenditure. Whilst the current economic environment remains uncertain our goals over the medium term are unchanged.

Our key strategic priorities include:

•	Further ramp up of underground mines towards their design capacity, deliver increased silver output in line with communicated strategy.
•	Reduce cost of production to below US$1,000 per tonnes through efficient ore hauling, higher volume & grades and higher productivity through ongoing efforts in automation and digitization

•	Disciplined capital investments in minor metal recovery to enhance profitability

•	Increase R&R through higher exploration activity and new mining tenements, as well as upgrade resource to reserve

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MANAGEMENT DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW

ZINC INTERNATIONAL

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THE YEAR IN SUMMARY

During FY2020, Zinc International continued to ramp up production from its flagship project Gamsberg mine and achieved production of 108 kt.

Black Mountain continued to have a stable production of 66 kt. In May 2019, Skorpion experienced a major open pit failure which resulted in an ore gap of four months – which required the stoppage of the Refinery from November 2019 to January 2020. The open pit failure was safely and successfully dealt with. However, further (smaller) failures have since occurred with the latest one in January 2020, sterilising a significant portion of the open pit. This has resulted in an ore gap in excess of 10 months. Further technical studies have indicated the existence of similar such failure structures at depth. The safety of all employees is our first value. Therefore, we have decided to cease all mining operations at Skorpion and to put the mine under care and maintenance, while studies continue to look feasible ways to make the pit safe for mining options which would allow for the extraction of the remainder of the accessible ore.

ENVIRONMENT

Zinc International had a good environmental performance in FY2020 with no level 3 or above environmental incidents reported. The Gamsberg Nature Reserve was proclaimed as Protected area under National Environmental Management Protected Area Act, 2003 (Act No. 57 of 2003) on 5 August 2019. The Gamsberg Nature Reserve Trust was established on 6 March 2020.

Total production 240,000 tonnes, 63% higher y-o-y.

PRODUCTION PERFORMANCE

Production (kt)	FY2020	FY2019		% change
Total production	240	148		63
production– mined metal (kt)
BMM	66	65		1
Gamsberg	108	17	*	—
Refined metal Skorpion	67	66		2

*	Includes trial run production of 10 kt

OCCUPATIONAL HEALTH & SAFETY

Regrettably, Vedanta Zinc International reported a fatality at Black Mountain Mine where Mrs. Venessa Plagg a Mining Operator was fatally injured on 10 January 2020. The mine conducted a comprehensive investigation using an independent Group-led team. The lessons learned, following a thorough investigation, have been shared across the business and initiatives have been rolled out to strengthen our practices in Housekeeping, Person-Machine Interaction, Stop & Fix non-conformances and leaders engagement focusing on critical risk controls. Significant improvements have been made in the reduction of LTIs from 23 to 10 for the year (LTIFR FY2019: 0.96 and FY2020: 0.93).

Airborne particulate management remains a key focus in reducing lead and silica dust exposures of employees. Black Mountain Mine has been approached by the Department of Mineral Resources and Energy (Regulatory Authority) to be a stakeholder in the development of National Guidelines for South Africa. We have strengthened our Employee Wellness Programmes that resulted in increased participation of employees and communities in VCT for Aids/HIV, blood donation and community sporting events. A total of 2,961 employees were screened for TB during the year.

OPERATIONS

During FY2020, total production stood at 240,000 tonnes, 62% higher y-o-y. This was primarily due to ramp up of first phase of Gamsberg expansion plan.

Production at Skorpion stood at 67,000 tonnes during the year, slightly higher y-o-y. The plan was to produce 130,000 tonnes during the year which was predominantly impacted by a multiple bench slope failure of approximately 400 kt material on the western pushback of the open pit on 9th May 2019 and further in January 2020 by a wedge failure which extended the old slope failure to south area of mine. At BMM, production was in line with that of previous year. In spite of a slight decrease in grades (5.2% versus 5.3%), BMM performance has improved in FY2020 with higher recoveries and throughput. This was however offset by lower ore production due to suspension of mining operations for 16 days during Q4FY20 on account of a fatality. Gamsberg’s production was at 108,000 tonnes as the operation continues to ramp up with improved performance every quarter–Q1: 23,000 tonnes, Q2: 24,000 tonnes, Q3: 31,000 tonnes and Q4: 30,000 tonnes (impacted by COVID–19). Mining has fully ramped up to 4 mtpa capacity and ~1.8 Mt of healthy ore stockpile has been built ahead of plant. Crusher is consistently running on throughput of ~700 tph (better than design of 685 tph) and milling run rates have improved significantly (average for the year was 430 tph versus 501 tph design). Recovery continues to be a focus area as the plant ramps up and is stable.

At both BMM and Gamsberg, production was also slightly impacted by COVID-19 lockdown.

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OPERATIONAL REVIEW ZINC INTERNATIONAL CONTINUED...

ZINC INTERNATIONAL

UNIT COSTS

The unit cost of production decreased by 13% to US$1,665 per tonne, from US$1,912 per tonne in the previous year. This was mainly driven by company’s strong regime to reduce the cost and including reduction through higher production at Gamsberg, lower usage of purchased oxides at Skorpion Zinc, lower Sulphur prices, local currency depreciation, partially offset by higher treatment and refining charge, lower copper credits and annual inflation.

FINANCIAL PERFORMANCE

During the year, revenue increased by 14% to ₹3,128 crore, driven by higher volumes compared to FY2019, partially offset by lower price realisations. EBITDA decreased by 46% to ₹380 crore, from ₹698 crore in FY2019 mainly on account of lower price realization partially offset by improved cost and higher volume.

PROJECTS

Skorpion Refinery Conversion: Project activities were resumed due to the LOM getting completed at Skorpion and also being the fastest way to process Gamsberg concentrates. The previously completed feasibility study is currently being updated and based on this a project decision will be taken in the next quarter.

Swartberg Phase II:

Mine plan and design is complete. Ore reserves have increased from 2.6 million tonnes to 25.4 million tonnes in FY20.

Gamsberg Phase II:

The previously completed Phase 2 feasibility study was updated based on the revised mine design incorporating updated geological model post an extensive drilling programme. The new 8 mtpa mine design is complete. 54Mt Reserve has been added post completion of Feasibility which can result in additional 200ktpa MIC production over and above current production. Gamsberg Smelter-Substantial progress was made with respect to the environmental Impact Assessment process with public participation meetings getting completed and formal Environment applications submission to the government authorities.

Particulars	FY2020	FY2019	% change
Zinc (US$ per tonne) unit cost	1,665	1,912	(13)

		(₹ crore, unless stated)
Particulars	FY2020	FY2019	% change
Revenue	3,128	2,738	14
EBITDA	380	698	(46)
EBITDA margin	12%	25%	—

EXPLORATION

During the year, we made gross additions of 71.2 million tonnes of ore and 1.6 million tonnes of metal to R&R, after depletion. As at 31 March 2020, combined mineral resources and ore reserves were estimated at 521.4 million tonnes, containing 28 million tonnes of metal. The reserves and resources support a mine life of more than 30 years.

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STRATEGIC PRIORITIES & OUTLOOK

Zinc International continues to remain focused to improve its YoY Production by sweating its current assets beyond its design capacity, debottlenecking the existing capacity and adding capacity through Growth Projects. Our Immediate priority is to ramp up the performance of our Gamsberg Plant at Designed capacity and simultaneously develop debottlenecking plan to increase Plant capacity by 10% to 4.4Mt Ore throughput. Likewise, BMM continues to deliver stable Production performance and focus is to debottleneck its Ore volumes from 1.6Mt to 1.8Mt. Skorpion is expected to remain in ‘Care and Maintenance’ for H1 FY21 while management is assessing feasible & safe mining methods to extract Ore from Pit 112. Zinc International continues to drive cost reduction programme to place Gamsberg operations on 1st Quartile of global cost curve with COP< US$1000 per tonne.

In addition to above, Core Growth strategic priorities include:

•	Complete approval process and commence project activities of Swartberg Phase II Project and Skorpion Refinery conversion Project in FY2021

•	Continue to improvise Business case of Gamsberg Phase II and Gamsberg Smelter Project through Government support, Capex and Opex reduction

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MANAGEMENT DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW

OIL & GAS

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THE YEAR IN SUMMARY

During FY2020, our focus was on the growth projects driven by gross capex of US$3.2 billion to increase volumes from our prolific operating blocks. In pursuit of our vision to contribute to 50% of India’s domestic crude oil production, we have increased our block acreage by acquiring 51 blocks in Open Acreage Licensing Policy (OALP) and two blocks in Discovered Small Fields (DSF).

The acquisition has established us as one of the largest private acreage holders in the country, with a tenfold jump in acreage from 6,000 sq km in August 2018 to ~65,000 sq km.

The PSC blocks offer a rich project portfolio comprising enhanced oil recovery, tight oil, tight gas, facility upgradation and exploration and appraisal prospects. These projects are being executed under an Integrated Development strategy involving leading global oilfield service companies and are on track to deliver near-term additional volumes. During the year 136 wells were drilled and 41 wells hooked up.

In OALP blocks, our objective is to reduce the cycle time from exploration to production. We have implemented the largest onshore Full Tensor Gravity Gradiometry™ (FTG) airborne survey in India to optimise time and cost-intensive seismic data acquisition to fast track drilling. The seismic acquisition programme has been initiated and in Assam and mobilisation of the crew is underway in Rajasthan.

OCCUPATIONAL HEALTH & SAFETY

There were fifteen Lost Time Injuries (LTIs) in FY2020. LTIFR stood at 0.3 per million man hours (FY2019: 0.3 per million man hours) amidst increased development activities. We strengthened the HSE culture by introducing Visible Felt Leadership.

Important recognition and awards during the year are as below:

•	Mangala oil field received first prize – Overall performance and rolling trophy for Best Performing Fire Fighting Unit during Mines Safety Week.

•	Raageshwari Oil & Gas Mine received First Prize in 8th FICCI Safety Systems Excellence Award

•	HSE Excellence Safety Champion of the year Award, at Synnex HSE Excellence Summit and Safety Awards in New Delhi.

•	‘5Star’ by British Safety Council for excellence in HSE Management for Pipeline Operation

•	‘5Star’ in ‘Par Excellence’ rating by Quality Circle Forum of India for Raageshwari Oil & Gas Mine.

•	‘5Star’ by Quality Circle Forum of India for Bhagyam, NI, Radhanpur, Viramgam and Bhogat terminal.

•	Suvali offshore site received Genentech Safety Award 2019

Production sharing contracts (PSC) signed for Ravva block extended for 10 years

ENVIRONMENT

Our Oil & Gas business is committed to protect the environment, minimise resource consumption and drive towards our goal of ‘zero discharge’.

We have secured position in sustainability front runners’ category with scoring 912 out of 1200 in recently assessed Sustainability 4.0 Award 2020 jointly instituted by Frost & Sullivan and TERI.

Highlights for FY2019-20 are:

•	Environmental laboratory at Mangala Processing Terminal (MPT), has been accredited by National Accreditation Board for Testing and Calibration Laboratories

•	Disposal of drilling & oily waste through co-processing at cement industries: ~35,700 MT in FY2020

•	Recycling and reusing of produced water resulting into reduced water abstraction: 96%. IOGP av. ~80%

•	Natural gas was adopted at Raageshwari Gas Terminal for power generation, thereby eliminating flaring of gas emissions by ~17, 000 tonnes of CO e/annum.

•	Biodiversity Conservation:

a.	Green belt development by only planting indigenous species in Rajasthan field, promoting plantation of desert-native species

b.	Carbon sequestration-plantation in Rajasthan field: ~23,156 tonnes of CO2e

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OIL & GAS

PRODUCTION PERFORMANCE

Particulars	Unit	FY2020	FY2019	% change
Gross operated production	Boepd	172,971	188,784	(8)
Rajasthan	Boepd	144,260	155,903	(7)
Ravva	Boepd	14,232	14,890	(4)
Cambay	Boepd	14,479	17,991	(20)
Oil	Bopd	154,677	178,207	(13)
Gas	Mmscfd	109.8	63.5	73
Net production – working interest*	Boepd	110,459	119,798	(8)
Oil	Bopd	99,709	114,214	(13)
Gas	Mmscfd	64.5	33.5	93
Gross production	Mmboe	63.3	68.9	(8)
Working interest production	Mmboe	40.4	43.7	(8)

*	Includes net production of 483 boepd from the KG-ONN block, which is operated by ONGC. Cairn holds a 49% stake.

OPERATIONS

Average gross production across our assets was 8% lower y-o-y at 172,971 boepd. The company’s production from the Rajasthan block was 144,260 boepd, 7% lower y-o-y. The decrease was primarily due to natural reservoir decline and maintenance shutdown of Mangala Processing Terminal (MPT). The decline was managed by gains accruing from ramp-up of gas facilities and the new wells brought online. Production from the offshore assets, was at 28,711 boepd, 13% lower y-o-y, due to natural field decline.

Production details by block are summarized below.

Rajasthan Block

Gross production from the Rajasthan block averaged 144,260 boepd, 7% lower y-o-y. This decrease was primarily due to the natural reservoir decline and maintenance shutdown of the Mangala Processing Terminal (MPT). The MPT Shutdown was carried out in February 2020 for production enhancement, reliability improvement and asset integrity enhancements. All the planned jobs during the shutdown were completed ahead of the schedule, with lower production losses vis-à-vis plan. The decline was partially offset by increase in gas production through early production facility and from new wells brought online as part of Mangala infill, Aishwariya Barmer Hill and production optimisation activities.

At Rajasthan, 132 wells have been drilled, of these 39 wells have been brought online as part of the growth projects during FY2020. Early gas production facility was brought online and ramped up to its design capacity of 90 mmscfd to supplement the existing gas infrastructure. Total Gas production from Raageshwari Deep Gas (RDG) averaged 100.1 million standard cubic feet per day (mmscfd) in FY2020, with gas sales, post captive consumption, at 79.1 mmscfd.

On 26th October 2018, the Government of India, acting through the Directorate General of Hydrocarbons, Ministry of Petroleum and Natural Gas, has granted its approval for a ten-year extension of the PSC for the Rajasthan block, RJ-ON-90/1, subject to certain conditions, with effect from 15 May 2020. The applicability of the Pre-NELP extension policy to the RJ Block PSC is currently sub-judice.

Ravva Block

The Ravva block produced at an average rate of 14,232 boepd, lower by 4% y-o-y. This was primarily due to natural field decline partially offset by the two new wells bought online through Ravva drilling campaign commenced as a part of growth project during FY2020. On 11th March 2019, the Government of India, acting through the Directorate General of Hydrocarbons, Ministry of Petroleum and Natural Gas, has granted its approval for a ten-year extension of the PSC for the Ravva block, subject to certain conditions, with effect from 29 October, 2019.

Cambay Block

The Cambay block produced at an average rate of 14,479 boepd, lower by 20% y-o-y. This was primarily due to natural field decline partially offset by production optimisation measures.

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PRICES

Crude oil price averaged US$60.9 per barrel, compared to US$70.4 per barrel in previous year driven by multiple reasons, shifting the world from the era of supply disruption to plenty. The year started with OPEC-led production cuts, countered by the US President’s request to OPEC for a production increase to bring down fuel costs. Tensions were heightened at various points in the year in the Middle East with attacks on oil tankers off the coast of the UAE, and several drones strikes against Saudi Arabian oil facilities, leading to concerns over oil supply disruptions. Trade tensions between the US and China further raised the geopolitical tensions, but eventually the US-China trade deal and planned OPEC production cuts in CY2020 led to a steady rally in crude prices.

However, in March 2020 in order to limit the impact of economic contraction caused by COVID-19 on oil demand, OPEC+ failed to reach an agreement to cut oil supply and on 7 March 2020, Saudi Arabia slashed its oil prices to gain market share. As a result, oil prices fell to ~US$17 per barrel towards the end of the year, the lowest level since 2002. In April, OPEC and its partners agreed to significant supply cut which might help to reduce the imbalance but is unlikely to prevent uncertainty regarding product demand. Looking forward, the recent events will continue to have an impact on the oil price volatility with downside risks until the global economies come out of lockdown and all OPEC and partner countries act collectively.

FINANCIAL PERFORMANCE

Revenue for FY2020 was 4% lower y-o-y at ₹12,661 crore (after profit and royalty sharing with the Government of India), owing to fall in oil price realisation and lower volumes partially offset by one off for past exploration cost recovery of ₹1,276 crore. EBITDA of FY2020 was at ₹7,271 crore, lower by 5% y-o-y in line with the lower revenue. The Rajasthan water flood operating cost was US$6.1 per barrel in FY2020 compared to US$5.1 per barrel in the previous year, primarily driven by increase maintenance and production enhancement initiatives. Overall, the blended Rajasthan operating costs (including polymer) increased to US$8.7 per barrel compared to US$7.6 per barrel in the previous year.

A. GROWTH PROJECTS DEVELOPMENT

The Oil & Gas business has a robust portfolio of development opportunities with the potential to deliver incremental volumes.

In order to execute these projects on time and within budget, we have devised an integrated project development strategy, with an in-built risk and reward mechanism. This new strategy is being delivered in partnership with leading global oilfield service companies.

Particulars	FY2020	FY2019	% change
Average Brent prices – US$/barrel	60.9	70.4	(13)

Particulars	FY2020	FY2019	% change
Revenue	12,661	13,223	(4)
EBITDA	7,271	7,656	(5)
EBITDA margin (%)	57	58	—

MANGALA INFILL, ENHANCED OIL RECOVERY (EOR) AND ALKALINE SURFACTANT POLYMER (ASP)

The field is currently under full field polymer injection. In addition, to increase the ultimate oil recovery and support production volumes, we are executing a 45-well infill drilling campaign in Mangala field. Till March 2020, 45 wells have been drilled and of these 35 wells are hooked up.

Going forward, the Alkaline surfactant polymer (ASP) project at Mangala will enable incremental recovery from the prolific Mangala field.

The project entails drilling wells and developing infrastructure facilities at the MPT. Drilling campaign is already under progress and the contract for the ASP surface facility is yet to be awarded. Till March 2020, 60 wells have been drilled.

BHAGYAM & AISHWARYA ENHANCED OIL RECOVERY (EOR)

The enhanced oil recovery project at Bhagyam and Aishwariya is progressing as per plan. Till March 2020, 28 wells in Bhagyam and 14 wells in Aishwarya have been drilled, of these 19 wells in Bhagyam and 8 wells in Aishwarya are hooked up. Surface facility development for polymer implementation has commenced and polymer injection is ongoing.

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OIL & GAS

TIGHT OIL AND GAS PROJECTS Tight oil: Aishwariya Barmer hill (ABH)

ABH is the first tight oil project to monetise the Barmer hill potential and drilling of the project started in Q1FY2019. All 39 wells have been successfully drilled and seven wells are hooked up. Surface facility is under construction and to be commissioned in near term.

Tight gas: Raageshwari deep gas (RDG) development

Gas development in the RGD field continues to be a strategic priority.

Early production facility has been commissioned and ramped up to its designed capacity of 90 mmscfd.

Further construction of gas terminal through integrated contract is expected to deliver additional ~90 mmscfd of gas production in near term. This will ramp up the overall Rajasthan gas production to ~240 mmscfd.

In order to realize the full potential of the gas reservoir, contract for drilling of 42 wells has been awarded and till March 2020, 25 wells have been drilled.

OTHER PROJECTS

Satellite Field Development

In order to monetise the satellite fields, an integrated contract for the appraisal and development activity through global technology partnership has commenced. Till March 2020, 13 wells have been drilled.

Surface Facility Upgradation

The MPT facility upgradation is progressing in line with the schedule to handle incremental liquids. Intra- field pipeline augmentation project has been completed. The MPT surface facility augmentation project is expected to be commissioned in near term. The project will lead to the expansion in the liquid handling capacity by 30%.

Ravva development

An integrated development campaign has been commenced. Till March 2020, 4 wells have been drilled and 2 wells are hooked up.

B. EXPLORATION AND

APPRAISAL RAJASTHAN – (BLOCK RJ-ON-90/1)

Rajasthan exploration

The Rajasthan portfolio provide access to multiple play types with oil in high permeability reservoirs, tight oil and tight gas. We are evaluating opportunities to commence the drilling program.

Tight Oil Appraisal

The appraisal programme of four fields (Vijaya & Vandana, Mangala Barmer Hill, DP and Shakti) entails the drilling and extended testing of 10 new wells with multi-stage hydraulic fracturing. Till March 2020, seven wells have been drilled.

Open Acreage Licensing Policy (OALP)

Under the Open Acreage Licensing Policy (OALP), revenue-sharing contracts have been signed for 51 blocks located primarily in established basins, including some optimally close to existing infrastructure.

Our objective is to reduce cycle time from exploration to production. We have implemented an innovative technology - Full Tensor Gravity Gradiometry™ (FTG) airborne survey to prioritise area of hydrocarbon prospectivity. This is the largest FTG survey programme in India covering an area of 1,200 LKM in Assam blocks and 8,000 LKM in Kutch blocks.

The Seismic acquisition programme has commenced in Assam, Kutch and mobilisation of the crew is underway in Rajasthan, Cambay and Offshore blocks. Further, we have applied Satellite-based Sub-Terrain Prospecting (STeP®) in Assam, which includes eight remote sensing & computational technologies within a six-month time frame covering an area of 3,650 sq km. This is the first application in oil & gas exploration in India to provide information to optimize & prioritize areas for exploration focus.

Discovered Small Fields (DSF2)

Discovered Small Fields (DSF2) provide synergy with existing oil & gas blocks in the vicinity. These blocks were assessed based on the resource potential and proximity to infrastructure in prioritised sedimentary basins across India.

Two discovered small fields named as Hazarigaon and Kaza gas fields, located in Assam and Krishna Godavari basins, respectively, have been awarded under DSF2.

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STRATEGIC PRIORITIES & OUTLOOK

Vedanta’s Oil & Gas business has a robust portfolio mix comprising of exploration prospects spread across basins in India, development projects in the prolific producing blocks and stable operations which generate robust cash flows. The key priority ahead is to deliver our commitments from our world class resources with ‘zero harm, zero waste and zero discharge:

•	Commission the liquid handling capacity upgrade facility and new gas processing terminal to deliver incremental volume

•	Increase recovery through full field injection in Bhagyam & Aishwariya Fields
•	Unlock the potential of the exploration portfolio comprising of OALP and PSC blocks

•	Continue to operate at a low cost- base and generate free cash flow post-capex

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MANAGEMENT DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW

ALUMINIUM

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THE YEAR IN SUMMARY

In FY2020, the aluminium smelters achieved India’s highest production of 1.9 million tonnes (including trial run). It has been a remarkable year in our cost reduction journey across all levers. The input commodity costs have been benefited by falling alumina price indices from the all-time highs in the last year. We observed similar trends in caustic and petroleum coke prices. The coal materialisation from Coal India improved significantly this year. The improvement in operational metrics across our refinery, smelters and power plants have further contributed to cost reduction. We continue to focus on optimising our controllable costs and improving our price realisation to improve profitability in a sustainable way.

The hot metal cost of production for FY2020 was US$1,690 per tonne, on account of structural improvements in the cost.The Q4 FY2020 hot metal cost of production stood at US$1,451 per tonne. We also achieved record production of 1.81 million tonnes at the alumina refinery through continued debottlenecking. We continue to explore the feasibility of expanding the refinery’s capacity, growing through a phased programme and subject to bauxite availability.

OCCUPATIONAL HEALTH & SAFETY

We report with deep regret two fatalities during the year, one at our operations in Jharsuguda as the result of a rail accident at our smelter rail logistics and the other at Chotia coal mines of BALCO. We investigated both incidents thoroughly and shared the lessons learned across the business.

This year, we experienced total 28 LTIs at our operations with a LTIFR of 0.40. To enhance competencies of our executives, engineers and supervisors of business partners, we have imparted Making Better Risk Decision (MBRD) and Safety leadership trainings. Programmes were also conducted for managing safety in high-hazard work areas like confined space, vehicle and driving and working at height through external competent agency as a measure to prevent injuries and minimise potential risks in going forward.

Moreover, to sensitize our employees towards our core values of ‘Care’, we regularly carry out programmes such as ‘Suraksha ki Goth’ and ’Suraksha Charcha’. The worldwide outbreak of COVID-19 has not impacted our operations in FY2020. As part of our Corporate Social Responsibility, our Business Units worked with the government and stakeholders including local community to provide relief measures. Mobile Health units were used for creating awareness with a clear emphasis on the importance of social distancing and maintaining personal hygiene. All our Business units provided support to District & State Health Services in terms of medical equipment including hand sanitizers, medicines, reagents, PPEs such as surgical masks, gloves, gowns and manpower such as housekeeping staff, security personnel, medical personnel etc. in addition to contribution to government’s relief fund for COVID-19. The SHGs associated with our facility at Lanjigarh and Jharsuguda were involved in preparing masks thereby creating livelihood while helping reduce the impact of COVID-19. Fire brigades at the facilities have been deployed to sanitize the premise and in the core villages near our facilities. The facilities are providing food to migrant workers, identified community groups, police personnel etc. as part of our CSR initiatives.

ENVIRONMENT

Jharsuguda has recycled 14.7% of the water used in the year FY2020 while BALCO has recycled nearly 10.2%. There has been a significant improvement in our water consumption of 0.69 m3/MT (FY2019: 0.72 m3/MT) at BALCO. We are consistently focusing on improving the recycled water percentage in future.

Management of the hazardous waste like spent pot line, aluminium dross, fly ash, etc. are material waste management issue for the Aluminium and Power business. Our BALCO unit disposed 3,224 MT spent pot lining and 6,129 MT of aluminium dross, to authorized recyclers this year. Both BALCO and Jharsuguda have been able to dispose 100% of its fly ash generation at the units. In our Lanjigarh operations, 98.4% of lime grit has been utilisied in FY2020 (FY2019: 97%).

India’s highest production, 1.9 million tonnes in FY2020

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ALUMINIUM

PRODUCTION PERFORMANCE

Production (kt)	FY2020	FY2019	% change
Alumina – Lanjigarh	1,811	1,501	21
Total aluminium production	1,904	1,959	(3)
Jharsuguda I	543	545	—
Jharsuguda II1	800	843	(5)
BALCO I	256	260	(2)
BALCO II	305	311	(2)

(1)	Including trial run production of nil in FY2020 versus 63 kt in FY2019

ALUMINA REFINERY: LANJIGARH

At Lanjigarh, production was 21% higher y-o-y at 1.81 million tonnes, primarily through continued plant debottlenecking. We continue to evaluate the possible expansion of the refinery, subject to bauxite availability.

ALUMINIUM SMELTERS

We ended the year with production of 1.9 million tonnes (including trial run). Both smelters at BALCO and Jharsuguda continued to show consistent performance. We continue to evaluate Line 4 of Jharsuguda II smelter.

COAL LINKAGES

We continue to focus on the long-term security of our coal supply at competitive prices. We added 3.2 mtpa of coal linkages through Tranche IV and its materialization began in March 2019. The captive coal block, Chotia, at BALCO operating at full capacity. We emerged as the highest bidder for Jamkhani coal block and have signed the Coal Mine Development and Production Agreement with the Government of India. The Jamkhani coal block is currently rated at 2.6 mtpa. This takes our coal security to 72% of our requirements.

PRICES

Average LME prices for aluminium in FY2020 stood at US$1,749 per tonne, 14% lower y-o-y. LME prices hovered between US$1,700 per tonne – US$1,800 per tonne band for most of the year, showing a sharp decline in the last month of FY2020. LME was stabilised after sanctions against UC Rusal were lifted and US-China trade war concerns receding. However, uncertainties over the impact of COVID-19 have caused prices to plummet in recent months.

Particulars	FY2020	FY2019	% change
Average LME cash settlement prices (US$ per tonne)	1,749	2,035	(14)

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UNIT COSTS

During FY2020, the COP of alumina improved to US$275 per tonne, due to benefits from increase in locally sourced bauxite, continued debottlenecking, improved plant operating parameters and rupee depreciation. This was further backed by falling input commodity prices (mainly caustic soda and imported bauxite). In FY2020, the total bauxite requirement of ~5.3 million tonnes was met by captive mines (9%), Odisha (49%) and imports (42%). In the previous year, the bauxite supply mix was captive mines (10%), Odisha (31%), other domestic sources (20%) and imports (39%).

In FY2020, the COP of hot metal at Jharsuguda was US$1,686 per tonne, down by 13% from US$1,970 in FY2019. The hot metal COP at BALCO fell to US$1,700 per tonne, down by 13% from US$1,962 per tonne in FY2019. This was primarily driven by falling global input raw material indices across alumina, carbon, caustic etc. The global alumina price indices fell from an all-time high of US$590 per tonne in September 2018 to US$280 per tonne levels in Q4 FY2020. Caustic prices also followed a similar trend. The power cost was lower as materialisation of domestic coal supply from Coal India improved, without any major supply disruptions witnessed unlike the previous year. It was further helped by higher Lanjigarh alumina production, operational improvements at power plants and currency depreciation.

The hot metal cost of production for FY2020 was US$1,690 per tonne, significantly lower compared to previous year on account of structural improvements in the cost due to increase captive alumina production from the Lanjigarh refinery, improved coal materialisation, better processing costs and falling input commodity costs. Coal materialisation has been good throughout the year.

FINANCIAL PERFORMANCE

During the year, revenue decreased by 9% to ₹26,577 crore, driven primarily by falling LME Aluminium prices. EBITDA was lower at ₹1,998 crore (FY2019: ₹2,202 crore), mainly due to improved hot metal cost of production & true up of RPO liability partially offset by lower sales realisations.

STRATEGIC PRIORITIES & OUTLOOK

In wake of COVID-19 concerns, the outlook for the initial months of FY2021 is volatile with aluminium consumers either reducing or shutting production across geographies. The global maritime supply chain is also running with delayed timelines. However, all our alumina and aluminium facilities have been categorized as essential services by government authorities and continue to operate at current production levels. Our facilities have switched to limited manning, in line with government guidelines and social distancing norms. We look to dynamically adapt our product mix to cater to changing market requirements. The management is watchful of changing global and local scenarios and is actively charting its new course with health and safety as its first priority followed by its business objectives.

	(US$ per tonne)
Particulars	FY2020	FY2019	% change
Alumina cost (ex-Lanjigarh)	275	322	(15)
Aluminium hot metal production cost	1,690	1,967	(14)
Jharsuguda CoP	1,686	1,970	(14)
BALCO CoP	1,700	1,962	(13)

	(₹ crore, unless stated)
Particulars	FY2020	FY2019	% change
Revenue	26,577	29,229	(9)
EBITDA	1,998	2,202	(9)
EBITDA margin (%)	8	8	—

The input commodity prices continue to be low and we are looking at ways to continuously optimise our costs, while also increasing the price realisation in order to improve profitability in a sustainable way.

At our power plants, we are also working towards reducing Gross Calorific Value (GCV) losses in coal as well as improving plant operating parameters which should deliver higher Plant Load Factors (PLFs) and a reduction in non-coal costs. We look forward to operationalising our Jamkhani coal block in the last quarter of FY2021.

Whilst the current market outlook remains uncertain, our core strategic priorities include:

•	Focus on the health & safety of our employees, our business partners and customers

•	Deliver Lanjigarh refinery production growth and stable aluminium production

•	Enhance our raw material security of bauxite & alumina

•	Improve coal linkage security, better materialisation

•	Operationalize Jamkhani coal block;

•	Improve our plant operating parameters across locations; and

•	Improve realisations by improving our value-added product portfolio

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MANAGEMENT DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW

POWER

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THE YEAR IN SUMMARY

FY2020 was a significant year for the Talwandi Sabo (TSPL) power plant, where we achieved plant availability of ~91%. The plant load factor (PLF) at BALCO were also higher on account of better coal availability.

OCCUPATIONAL HEALTH & SAFETY

The key focus area for this year was to improve leadership and develop a culture of care for which we launched the programme of ‘Visible Felt Leadership’. This allowed our experienced leaders to share their valuable knowledge with the workers on site through direct interactions thereby minimising the gap.

In FY2020, we did not have any fatalities and our LTIFR was 1.51.

ENVIRONMENT

One of the main environmental challenges for power plants is the management and recycling of fly ash. At all our operations, we have a sustained 100% utilization of fly ash. Golder Associates has completed the review of our ash dyke structures and we are in process of implementing their recommendations. TSPL has recycled 14% of the water used. We are further working to enhance the recycled water percentage through measures planned during FY2021.

PRODUCTION PERFORMANCE

Particulars	FY2020	FY2019	% change
Total power sales (MU)	11,162	13,515	(17)
Jharsuguda 600 MW	776	1,039	(25)
BALCO 300 MW*	1,726	2,168	(20)
MALCO#	—	—	—
HZL wind power	438	449	(3)
TSPL	8,223	9,858	(17)
TSPL – availability	91%	88%	—

#	continues to be under care and maintenance since 26 May 2017 due to low demand in Southern India.
*

We have received an order dated 1 January 2019 from Chhattisgarh State Electricity Regulatory Commission for conversion of 300MW IPP to CPP. During the Q4FY2019, 184 units were sold externally from this plant.

Greater than 100% utilisation of fly ash at all our operations.

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POWER

OPERATIONS

During FY2020, power sales were 11,162 million units, 17% lower y-o-y. Power sales at TSPL were 8,223 million units with 91% availability in FY2020.

At TSPL, the Power Purchase Agreement (PPA) with the Punjab State Electricity Board compensates us based on the availability of the plant. The 600 MW Jharsuguda power plant operated at a lower PLF of 11% in FY2020.

The 300 MW BALCO Independent Power Plant (IPP) operated at a PLF of 71% in FY2020. The MALCO plant continues to be under care and maintenance, effective from 26 May 2017, due to low demand in Southern India.

UNIT SALES AND COSTS

Average power sale prices, excluding TSPL, increased by 9% to ₹3.6 per kWh. This was mainly due better prices in the open access market. During the year, the average generation cost was lower at ₹2.5 per kWh (FY2019: ₹2.9 per kWh), driven mainly by a decrease in coal prices and improved linkage materialisation.

In FY2020, TSPL’s average sales price was lower at ₹3.7 per kWh (FY2019: ₹4.1 per kWh), and power generation cost was lower at ₹2.7 per kWh (FY2019: ₹3.1 per kWh).

Particulars	FY2020	FY2019	% change
Sales realisation (₹/kWh)[1]	3.6	3.4	9
Cost of production (₹/kWh)[1]	2.5	2.9	(16)
TSPL sales realisation (₹/kWh)[2]	3.7	4.1	(10)
TSPL cost of production (₹/kWh)[2]	2.7	3.1	(13)

(1)	Power generation excluding TSPL
(2)	TSPL sales realisation and cost of production is considered above, based on availability declared during the respective period

FINANCIAL PERFORMANCE

EBITDA for the year was 8% higher y-o-y at ₹1,649 crore mainly because of lower cost of production due to improved coal prices and supply in the domestic market which resulted in higher linkage materialisation. During FY2020, TSPL realised ₹1,002 crores from PSPCL on account of Gross Calorific Value matter resolution basis Hon’ble Supreme Court order.

		(₹ crore, unless stated)
Particulars	FY2020	FY2019	% change
Revenue	5,860	6,524	(10)
EBITDA	1,649	1,527	8
EBITDA margin (%)	28	23	—

*	Excluding one-offs

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STRATEGIC PRIORITIES & OUTLOOK

During FY2021, we will remain focused on maintaining the plant availability of TSPL and achieving higher plant load factors at the BALCO and Jharsuguda IPPs.

Our focus and priorities will be to:

•	Resolve pending legal issues and recover aged power debtors

•	Achieve higher PLFs for the Jharsuguda and BALCO IPP
•	Improve power plant operating parameters to deliver higher PLFs/ availability and reduce the non-coal cost

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MANAGEMENT DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW

IRON ORE

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THE YEAR IN SUMMARY

Production of saleable ore at Karnataka stood at 4.51 wet million tonnes. With the order of Central Empowered Committee (Supreme Court appointed body) in March 2020, our annual mining capacity has been increased up to 5.89 mtpa. In line with this, the Government of karnataka allocated the production quantity of 4.82 wet million tonnes for the current year FY2020 onwards.

Meanwhile, operations in Goa remained in suspension in FY2020 due to a state-wide directive from the Supreme Court. However, we continue to engage with the Government to secure a resumption of mining operations.

OCCUPATIONAL HEALTH & SAFETY

In our journey towards ‘zero harm’, Iron Ore Business (IOB) had a fatality free FY2020. The LTIFR was 0.44 (FY2019: 0.30). Reporting of leading indicators has significantly improved, post the launch of Safety Mobility App, which has a real-time incident- reporting feature.

Iron Ore business has implemented a series of initiatives to improve its safety performance, including: deployment of more than 100 Safety Grid Owners across all units; focused training and certification programme by British Safety Council for Grid Owners; inclusion of business partners in Visible Felt Leadership schedules; ‘5S’ Audits at regular intervals; identification and periodic review of safety procedures of all critical safety tasks; development of Level 2 Crane champions; Auto sampling and alarm systems for confined space entries; and development of internal trainers on defensive driving to improve vehicle and driving standards.

We have an attractive rewards & recognition scheme for safe performance. Additionally, there is an exclusive reward scheme for Grid Owners who have put exceptional effort in creating a safe workplace.

With the rising COVID-19’s positive cases and deaths across the nation, top management team of Iron Ore Business is dedicated to take preventive actions to restrict spread of the COVID-19 among our employees and business partners.

A central COVID-19 taskforce was constituted under the guidance of our CEO and unit-wise, cross-functional teams for implementation of all the preventive and precautionary measures. Travel policy was issued directing to avoid any kind of personal and business travel unless completely unavoidable. Activities like cold fumigation for common areas were carried out. There were restrictions for entry of visitors as well as employees coming from outstation. We ensured necessary stock of medicines, Personal Protective Equipment (PPEs) as well as sanitisers, Hazmat suits, masks and gloves are maintained. All meetings were conducted through conference call or telepresence. Sesa Goa Iron Ore Value Added Business (VAB), was awarded the prestigious ‘Gomant Sarvocha Suraksha Puraskar’ at Green Triangle Safety awards for outstanding performance in occupational health & safety.

ENVIRONMENT

In our journey towards ‘zero discharge’, we recycle and reuse almost all of the wastewater we generate at VAB, except the non-contact type condenser cooling water of the power plant, which is cooled and treated before discharging into the Mandovi river as per the consent to operate granted by Goa State Pollution Control Board.

At VAB, we have installed continuous emission monitoring systems in all the process stacks, which are connected to State Pollution Control Board. New bag house with advanced design have been installed for reducing fugitive emission at ladle dumping chamber of blast furnace for efficient dust control mechanism. A storm water management plan has been executed by building multiple settling ponds across our Goa & Karnataka operations. At Karnataka, the organisation has constructed 38 check dams, seven settling pond and two harvesting pits having a rainwater harvesting potential of 275,805 m3 annually. Additionally, it has de-silted 10 nearby village ponds increasing their rainwater harvesting potential by 75,629 m3/annum.

During FY2020, ~3.6 Ha of mining dump slope was covered with geotextiles to prevent soil erosion and mine reclamation with natural species of ~50,000 saplings. At Karnataka, operations to reduce water consumption without affecting the effectiveness of our dust suppression measures are underway with latest technologies like the use of mist cannons, environment-friendly dust suppressants and others. These initiatives have helped us in water saving of 12%. At VAB we have implemented projects to reduce thermal energy consumption through coke and coke breeze consumption and various electrical energy reduction projects such as optimization of compressed air, replacement of conventional lamp with LED lamps and other projects to reduce specific energy consumption. Our VAB unit won “Energy Efficient Unit Award” at CII National Energy Management Awards at Hyderabad.

Annual mining capacity increased upto 5.89 mtpa in karnataka.

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OPERATIONAL REVIEW IRON ORE CONTINUED...

IRON ORE

PRODUCTION PERFORMANCE

Particulars	FY2020	FY2019	% change
Production (dmt)
Saleable ore	4.4	4.4	—
Goa	—	0.2	—
Karnataka	4.4	4.1	6
Pig iron (kt)	681	686	(1)
Sales (dmt)
Iron ore	6.6	3.8	73
Goa	0.9	1.3	(33)
Karnataka	5.8	2.6	125
Pig iron (kt)	666	684	(3)

OPERATIONS

At Karnataka, production was 4.4 million tonnes, 6% higher y-o-y. Sales in FY2020 were 5.8 million tonnes, 125% higher y-o-y due to an increase in production and stock liquidation at Karnataka by 1.6 wet million tonnes. Production of pig iron was 681,000 tonnes in FY2020, lower by 1% y-o-y.

Due to nationwide lockdown imposed by Central government because of COVID-19 pandemic, we lost ~20,000 tonnes at of pig iron production at VAB in month of March 2020.

At Goa, mining was brought to a halt pursuant to the Supreme Court judgement dated 7 February 2018 directing all companies in Goa to stop mining operations with effect from 16 March 2018. We continue to engage with the Government for a resumption of mining operations.

We bought 1.4 million tonnes low grade iron ore in auctions held by Goa Government in August 2019. These ore were then beneficiated and ~0.9 million tonnes were exported, which further helped us to cover our fixed cost and some ore were used to cater to requirement of our pig iron plant at Amona.

FINANCIAL PERFORMANCE

In FY2020, revenue increased to ₹ 3,463 crore, 19% higher y-o-y mainly due to two-fold increase in sales volume at Karnataka partially offset by lower pig iron prices during the year. EBITDA increased to ₹ 878 crore compared with ₹ 584 crore in FY2019, mainly due to higher volumes at Karnataka.

		(₹ crore, unless stated)
Particulars	FY2020	FY2019	% change
Revenue	3,463	2,911	19
EBITDA	878	584	50
EBITDA margin (%)	25	20	—

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STRATEGIC PRIORITIES & OUTLOOK

Looking ahead for the next 12 months our focus and priorities will be to:

•	Bring about a resumption of mining operations in Goa through continuous engagement with the Government and the judiciary
•	Increase our footprint in iron ore by continuing to participate in auctions across the country, including Jharkhand

•	Securing Environmental Clearance for expansion & debottlenecking of Pig Iron plant to increase production capacity by 1.7 LTPA
•	Advocacy for removal of e-auction/ trade barrier in Karnataka

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MANAGEMENT DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW

STEEL

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THE YEAR IN SUMMARY

Electrosteel Steels Limited (ESL) is an Integrated Steel Plant (ISP) in Bokaro, Jharkhand, with a design capacity of 2.5 mtpa. Its current operating capacity is 1.5 mtpa with a diversified product mix of wire rod, rebar, DI pipe and pig iron.

In FY2020, ESL has achieved achieved the record volume and lowest-ever cost during the year since acquisition, however EBITDA margin was lower as compared to previous period (US$78 per tonne v/s US$115 per tonne) on account of decline in steel prices.

OCCUPATIONAL HEALTH & SAFETY

We unfortunately had one fatality on 28 February 2020 at Steel Melting Shop (SMS). On 22 February 2020, Mr. Laxman Kumar, a signal man met with unfortunate accident and succumbed to his injuries on 28 February 2020. Detailed internal and external investigations were undertaken to ascertain the root cause of the incidents and control measures have been put in place.

In terms of improvement of safety journey, initiatives like positive isolation survey conducted for an entire plant by E-Square; LOTOV implementation in progress across site; grid owner concept initiated to focus on HSE system being implemented effectively; critical risk identified across plant; HAZOP studies in progress; capability development under various module such as scaffolding safety; crane safety; defensive driving safety and others; overall 145 leaders were trained in MBRD to create awareness celebrated month-long National Safety day in February; initiated Periodic Medical Examination (PME) and Pre-employment Examination of Employees/Workers; procured advanced life support ambulance, established OHC with all latest medical equipment’s inside the plant premises and other initiatives. The LTIFR for FY2020 was 0.38.

ENVIRONMENT

In Waste Management system, more than 100% utilisation of Blast furnace granulated Slag, Fly Ash to cement industries through long term contracts and Brick manufacturers, Disposal of Biomedical waste to CBWTF, Selling of Used Oil and Zinc Dust to Pollution Control Board authorized recyclers and re-processors is being ensured.

In Water Management, we treat of around 4,000 Kl of water daily in Effluent Treatment Plant and it is being reutilized in several processes such as Coke Quenching,

Design capacity of 2.5 mtpa.

BF Slag granulation, 100% Greenbelt Development, Fire Fighting, Sprinkling and in operations of Lime and Dolo, DIP and others.

In Energy Management, usage of waste heat from coke oven flue gas for generation of steam which, ultimately helps in power generation, Reduction in Auxiliary power consumption from 12% to 8% through improvement in station heat rate.

Usage of LP steam in Blast furnace to minimize the fuel requirement, LD gas and BF gas in several operations such as reheating furnace of rolling mills, Blast Furnace, DIP and lime and Dolo to reduce the fuel consumption, Running of TG through steam generated from Waste Heat recovery.

In Air Emission Management, Revamping of OG system in SMS to reduce fugitive emission, upgradation of Air pollution control equipment’s to meet the norms stipulated by the regulatory authorities, Installation of fixed sprinklers all along the haul roads and dry fog system in all the closed conveyors and deployment of mechanical sweepers for road sweeping.

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OPERATIONAL REVIEW STEEL CONTINUED...

STEEL

PRODUCTION PERFORMANCE

Particulars	FY2020	FY2019	% change
Production (kt)	1,231	1,199	3
Pig iron	167	142	18
Billet	27	39	(30)
TMT bar	468	441	6
Wire rod	413	427	(3)
Ductile iron pipes	155	150	3

OPERATIONS

There have been significant gains in operational efficiencies, such as optimisation of the coal mix in coke ovens and iron ore blending, shifting high grade ores to medium grades. Improved yields of the converters and finishing mills also added to the efficiency. Converter yield improved from 87.30 to 87.52% during the year.

PRICES

Average sales realisation decreased 13% y-o-y from US$572 per tonne in FY2019 to US$495 per tonne. Prices of iron and steel are influenced by several macro-economic factors. These include global economic slowdown, US-China trade war, supply chain destocking, government spend on infrastructure, the emphasis on developmental projects, demand-supply forces, the Purchasing Managers’ Index (PMI) in India and production and inventory levels across the globe, especially China.

Even though the NSR dipped by US$77 per tonne, we were able to maintain our EBITDA margin at US$78 per tonne for the year (against US$115 per tonne in FY2019) through better control over costs.

During FY2020, we achieved 12,31,000 tonnes of saleable production during FY2020, up 3% y-o-y on account of improved availability of hot metal and better operational efficiency at converters and rolling mills.

The priority remains to enhance production of VAPs, i.e. TMT bar, wire rod and DI pipe. ESL maintained 85% of VAP sales, in line with priority.

Our Consent to Operate (CTO) for the steel plant at Bokaro, which was valid until December 2017, was not renewed by the State Pollution Control Board (SPCB).

This was followed by the Ministry of Environment, Forests and Climate Change revoking the Environmental Clearance (EC) dated 21 February 2018. Both the directions have since been stayed by the Hon’ble High Court of Jharkhand and the company is in the process of regularizing all alleged issues on without prejudice basis with a view to bring an end to all disputes pertaining to the said statutory approvals. Due to the nation-wide lockdown situation, all the high court hearings through a general order has been postponed and shall be taken up in due course

			(US$ per tonne)
Particulars	FY2020	FY2019	% change
Pig irons	354	404	(12)
Billet	418	486	(14)
TMT	494	564	(12)
Wire rod	519	638	(19)
DI pipe	602	593	2
Average steel price (US$ per tonne)	495	572	(13)

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UNIT SALES AND COSTS

Cost has decreased by 9% y-o-y from US$457 per tonne to US$ 418 per tonne in FY2020 mainly on account of softening of coking coal price during the year and operational efficiencies which was managed through improvement in key operational metrics.

Particulars	FY2020	FY2019	% change
Steel (US$ per tonne)	418	457	(9)

FINANCIAL PERFORMANCE

Revenue increased marginally by 2% to ₹4,283 crore (FY2019: ₹4,195 crore), primarily due to higher volume, partially. offset by lower sales realisation. EBITDA decreased by 26% to ₹588 crore in line with sales partially offset by improved cost of production.

	(₹ crore, unless stated)

Particulars	FY2020	FY2019*
Revenue	4,283	4,195
EBITDA	588	791
EBITDA margin	14%	19%

*	FY2019 Financial numbers are for a period of 10 months post acquisition

STRATEGIC PRIORITIES & OUTLOOK

Global steel markets at the time of writing remain uncertain yet the focus is to operate within the highest of health and standards whilst improving efficiencies and unit costs wherever possible. Specifically, areas of focus will be;

•	Ensure business continuity

•	Cash preservation and deferring all ‘good to go’ capex

•	Obtain clean Consent to Operate and environmental clearance

•	Raw material securitisation through long-term contracts; approaching Free Trade Agreement (FTA) countries for coking coal
•	Ensure zero harm and zero discharge, fostering a safety-centric culture

•	To generate healthy EBITDA and Cash Profit

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MANAGEMENT DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW

COPPER-INDIA/AUSTRALIA

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THE YEAR IN SUMMARY

The copper smelter plant at Tuticorin was under shutdown for the whole of FY2020. We continue to engage with the Government and relevant authorities to enable the restart of operations at Copper India.

We continued to operate our refinery and rod plant at Silvassa, catering to the domestic market.

OCCUPATIONAL HEALTH & SAFETY

The Lost Time Injury Frequency Rate (LTIFR) was zero in FY2020 (FY2019: 0.15).

ENVIRONMENT

Copper Mines of Tasmania continued in care and maintenance awaiting a decision on restart. Meanwhile, a small dedicated team is maintaining the site and there were no significant safety or environmental incidents during the year.

The site retained its ISO accreditation in safety, environment and quality management systems and the opportunity of a lull in production was used to review and further improve these systems.

The company’s Silvassa refinery and rod plant enabling us to Cater to the domestic market.

PRODUCTION PERFORMANCE

Particulars	FY2020	FY2019	% change
Production (kt)
India – cathode	77	90	(14)%

OPERATIONS

The Tamil Nadu Pollution Control Board (TNPCB) vide order, dated 9 April 2018, rejected the consent renewal application of Vedanta Limited for its copper smelter plant at Tuticorin. It directed Vedanta not to resume production operations without formal approval/consent (vide order dated 12 April 2018), and directed the closure of the plant and the disconnection of electricity (vide order dated 23 May 2018).

The Government of Tamil Nadu also issued an order dated 28 May 2018 directing the TNPCB to permanently close and seal the existing copper smelter at Tuticorin; this was followed by the TNPCB on 28 May 2018.

Vedanta Limited filed a composite appeal before the National Green Tribunal (NGT) against all the above orders passed by the TNPCB and the Government of Tamil Nadu. In December 2018, NGT set aside the impugned orders and directed the TNPCB to renew the Consent to Operate. The order passed by the NGT was challenged by Tamil Nadu State Government in Hon’ble Supreme Court.

The Hon’ble Supreme Court of India in its order dated 18 February 2019 allowed the appeal against NGT order and directed Company to challenge all the orders cumulatively before Hon’ble Madras High Court.

The Company filed a writ petition before Madras High Court in February 2019 challenging the orders of the State of Tamil Nadu and TNPCB. This Petition was heard by Hon’ble Madras High Court from June 2019 to January 2020. The hearing in this matter has currently concluded and the matter is reserved for orders. The Bench assured that it will endeavour to deliver judgement as early as possible. Meanwhile, the Company’s Silvassa refinery and rod plant continues to operate as usual, enabling us to cater to the domestic market.

Our copper mine in Australia has remained under extended care and maintenance since 2013. However, we continue to evaluate various options for its profitable restart, given the government’s current favourable support and prices.

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OPERATIONAL REVIEW COPPER – INDIA/AUSTRALIA CONTINUED...

COPPER - INDIA/AUSTRALIA

PRICES

Global copper demand growth in FY2020 has been weaker than expected, reflecting a deterioration in the global macro-economic landscape. The prices decline due to weak demand amidst china and US China trade dispute, supply chain de-stocking. Ex-China demand has remained weak from auto, electronics and consumer goods sectors. Average LME copper prices decreased by 8% compared with FY2019

Particulars	FY2020	FY2019	% change
Average LME cash settlement prices
(US$ per tonne)	5,855	6,337	(8)

FINANCIAL PERFORMANCE

During the year, EBITDA was ₹(300) crore and revenue was ₹9,053 crore, a decrease of 16% on the previous year’s revenue of ₹10,739 crore.

The reduction in revenue was mainly due to lower Copper LME prices and lower volume. EBITDA loss increased to ₹300 crore on account of decrease in sales realisations by 8%.

		(₹ crore, unless stated)

Particulars	FY2020	FY2019	% change
Revenue	9,053	10,739	(16)
EBITDA	(300)	(235)	(28)
EBITDA margin (%)	(3)	(2)	—

STRATEGIC PRIORITIES & OUTLOOK

Over the following year our focus and priorities will be to:

•	Engage with the government and relevant authorities to enable the restart of operations at Copper India;
•	Sustain operating efficiencies, reducing our cost profile

•	Upgrade technology to ensure high-quality products and services that sustain market leadership and surpass customer expectations.

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PORT BUSINESS

VIZAG GENERAL CARGO BERTH (VGCB)

During FY2020, VGCB operations showed an increase of 22% in discharge and 23% in dispatch compared to FY2019. This was mainly driven by higher availability of imported coal & railway rakes in the region.

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STATUTORY REPORTS

DIRECTORS’ REPORT

Dear Members,

Maintaining Vedanta’s commitment to deliver sustainable and responsible growth, your board of directors are pleased to present the Directors’ Report outlining the governance and business performance of the Company along with the audited Consolidated as well as Standalone financial statements for the financial year ended March 31, 2020.

COMPANY OVERVIEW

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading Oil & Gas and Metals Company with significant operations in Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Steel, and Aluminium & Power across India, South Africa, Namibia, and Australia. For two decades, Vedanta has been contributing to India’s growth story, currently contributing 1 percent of India’s GDP. The Company is among the top private sector contributors to the exchequer with the highest ever contribution of ₹ 42,560 crores in FY 2019.

Governance and sustainable development are at the core of Vedanta’s strategy, with a strong focus on health, safety, and environment and on enhancing the lives of local communities. The Company has been conferred with the CII-ITC Sustainability Award, the Golden Peacock GLOBAL Award for Excellence in Corporate Governance, the FICCI CSR Award, Dun & Bradstreet Awards in Metals & Mining, and certified as a Great Place to Work. Vedanta Limited is listed on the BSE Limited and the National Stock Exchange of India Limited and has American Depository Shares (ADS) listed on the New York Stock Exchange.

COVID STRATEGY

India’s COVID response continues to be undoubtedly exemplary by global standards, and the Government of India along with all state governments are coordinating effectively to flatten the curve. We, at Vedanta, are doing our bit in a modest way to help save lives and livelihoods.

You will be happy to know that your Company has taken a pro-active approach to keep our assets and people safe while ensuring continuity of business. During these testing times our priority is to ensure the health and safety of our employees, contractors and stakeholders, while ensuring the business continuity to the extent possible. Our strategy has been threefold: practice physical distancing for all essential workstreams, rely on early diagnosis for our workforce to prevent an outbreak and share knowledge and best practices across our business entities to ensure safe workplaces. While the average footfall at our plants has been reduced significantly, our employees are actively involved in building homegrown solutions to the challenges created by COVID-19. For example, we now have no-touch based hand washing system which was built by our employees. Additional safety measures in terms of sanitiser fogging, social distancing measures through on ground marking etc. are also in place to ensure minimum contact. We have also launched a healthcare helpline for our employees in partnership with Apollo hospitals, through which they can tele- consult with a General Physician or a Psychologist.

Most of our operations were continuing during the lockdown period being ‘essential’ or ‘continuous’ in nature though we have had temporary disruptions leading to production being down to 80% of the capacity during lockdown which we have now been able to ramp-up to ~90% of normative levels. All of our sites are open with the requisite government permissions and adherence to highest safety standards. Our focus during these times have been to ensure that we operate optimally with lowest possible cost of production.

The future impact on operations is difficult to assess at this point, as the situation is unravelling at a fast pace. Even though the current situation is very volatile, we are confident about our ability to manage the crisis and emerge as a stronger entity.

COMPANY PERFORMANCE

Vedanta has a portfolio of world-class, low-cost, scalable assets that consistently generate strong profitability and robust cash flows. We continue to consolidate our position as one of the largest diversified natural resources businesses in the world. We are positioned in the commodities that have a growing demand in one of the largest, most stable and fastest growing economy in the world with a key focus on operational delivery. Asset planning, operational excellence, cost control, productivity enhancement, improvement in realisation, risk mitigation coupled with increasing use of technology, more innovation and digitisation has helped us to enhance the delivery from our assets. Our key strategic priority is to focus on ethics, governance and social licence to operate, while we continue our journey towards zero harm, zero waste and zero discharge.

The year gone by was challenging, with tremendous uncertainties in the macro environment with the advent of novel coronavirus (COVID-19), which was further compounded by the oil price war leading to reduction in oil prices. The long-term impact of these major events can only be assessed after normalcy is restored.

However, on the operational side, we saw our three large businesses: Zinc, Aluminium and Oil & Gas achieve significant milestones which give us strong base for the near-term targets that we have set for these businesses. In Zinc, we remain on track to become the world’s largest integrated Zinc-Lead- Silver producer in two years while maintaining our cost leadership, with strong sequential volume growth from Hindustan Zinc and rising volumes from Zinc International. Our Aluminium business continues to benefit from consistent structural reduction of cost through improved backward integration. In the Oil & Gas business, we have begun to implement our growth projects with gross capex of over US$ 3.2 billion, which will enable Vedanta to increase volumes in the near term.

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As we look forward to the year ahead, we are operationally well positioned to deliver. In Oil & Gas, we are India’s largest private producer of crude, and rank with the world’s lowest-cost producers with production, development and exploration pipeline. In Aluminium, we offer India’s largest production capacity, supported by our own captive power generation and increasingly integrating backwards for our own Alumina. The strengths of our diverse portfolio, together with our focused growth strategy expanding our reserves and resource base, a strong balance sheet, strong talent base, technology and modernisation initiatives, all combine to create a truly inspirational Company.

FINANCIAL HIGHLIGHTS
EBITDA down 12% y-o-y, at ₹ 21,061 crores;	Stable EBITDA margin of 29%	Attributable PAT before exceptional items ₹ 3,995 crores	Net Debt at ₹ 21,273 crores, decreased by ₹ 5,683 crores compared to March 31, 2019;
Interim dividend of ₹ 3.9 per share declared during FY 2020	Cash & liquid investments of ₹ 37,914 crores	Contribution to the ex-chequer of c.₹ 32,400 crores

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STATUTORY REPORTS

DIRECTORS’ REPORT CONTINUED...

The standalone and consolidated financial statements of the Company for the financial year ended March 31, 2020 prepared as per Indian Accounting Standards (Ind AS) and in accordance with the provisions of the Companies Act, 2013 and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations) forms part of this Annual Report.

OPERATIONAL HIGHLIGHTS & SIGNIFICANT DEVELOPMENTS

ZINC INDIA

•	Mined metal production of 917kt, down 2% y-o-y

•	Refined zinc-lead production of 870 kt, down 3% y-o-y

ZINC INTERNATIONAL:

•	Gamsberg production volume at 108 kt in FY 2020, up from 17kt in FY 2019

•	Improved cost of production at $1,665/t, down 13% y-o-y

ALUMINIUM

•	Aluminium production at 1,904 kt

•	Record alumina production at 1,811 kt, up 21% y-o-y

•	Alumina cost of production in Q4 FY 2020 at $258/t

POWER

•	Record plant availability of 91% at the 1,980MW TSPL plant in FY 2020

IRON ORE

•	Continued engagement with the Government for resumption of Goa mining operations

•	Saleable ore production in Karnataka at 4.4 million tonnes, up 6% y-o-y

•	Iron ore sales in Karnataka at 5.8 million tonnes, up 125% y-o-y

STEEL

•	Record annual steel production at 1.23 million tonnes for FY 2020, up 3% y-o-y

COPPER

•	Due legal process is being followed to achieve a sustainable restart of the Tuticorin operations

OIL & GAS

•	Average gross production of 174 kboepd for FY 2020, down 8% y-o-y

•	9 rigs are currently deployed; 136 wells drilled during FY 2020

•	Early gas production facility fully commissioned to design capacity of 90 mmscfd

•	Production sharing contracts (PSC) signed for Ravva block extended for 10 years

•	FTG survey completed in Assam and Kutch basins; Seismic survey ongoing in OALP Blocks

The details of the business, results of operations and the significant developments have been further elucidated in Management Discussion & Analysis section of the Annual Report.

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ACQUISITION

During the year, your Company commenced implementation of the Resolution Plan of Ferro Alloys Corporation Limited (FACOR) under the Corporate Insolvency Resolution Process (CIRP) of the Bankruptcy Code after the same was approved by the NCLT, Cuttack on January 30, 2020.

FACOR was admitted into insolvency by order dated July 6, 2017. Pursuant to the order dated January 30, 2020, Vedanta Limited implemented the Resolution Plan for completion of acquisition of FACOR. The closing of transaction is expected by Q2 FY 2021.

FACOR owns a Ferro Chrome plant with 72,000 TPA capacity with 4 Chrome mines out of which only 2 mines are operational and a 100 MW Captive Power plant in Orissa through its subsidiary Facor Power Limited (FPL).

The acquisition will complement Vedanta’s existing steel business as the vertical integration of ferro manufacturing capabilities has the potential to generate significant efficiencies and will help Vedanta to increase its portfolio in steel business.

During the year, your Company also acquired the Sindhudurg unit of Global Coke Limited, which was under liquidation in the Bankruptcy Code. The acquisition will provide backward integration opportunity for our Pig Iron facility at Amona.

CORPORATE RESTRUCTURING

Your Company acquired Electrosteel Steels Limited (ESL), a company listed on BSE Limited and National Stock Exchange of India Limited engaged in the business of manufacturing of steel pursuant to a Corporate Insolvency Resolution Process implemented by way of the Insolvency and Bankruptcy Code 2016. With the potential to generate significant efficiencies, the acquisition of ESL complemented the Company’s existing Iron Ore Business as the vertical integration of steel manufacturing capabilities.

With approval granted by NCLT, Kolkata Bench for the Scheme of Amalgamation of Vedanta Star Limited with ESL, your Company now directly hold 95.49% in ESL.

RESEARCH AND DEVELOPMENT

Vedanta has been an aggressive leader in terms of adopting new technologies and improving processes and standards. In Aluminium and Power Business R&D team shoulders the responsibility of inventing the next big thing in aluminium and create a competitive edge for the Company. With an eye on developments in the global markets, our R&D teams capitalise on potential opportunities and future demands with the aim of making our vision for 100% Value-Added products and best-in-class operating efficiencies at all our manufacturing facilities. Our R&D team brings together Technical, Operations and Marketing expertise to brainstorm and implement innovative ideas that can address the trio of critical business objectives – increased market share, lower cost of production and increased profitability, thereby elevating the Company’s position in the global aluminium value chain. Hindustan Zinc Limited’s (HZL) Technology & Innovation group has enhanced its R&D activities during the last two years with R&D becoming more important than ever in this challenging environment to not only sustain our metal recoveries and reduce operating costs but also to support our long-term vision of 1.5+ mtpa metal and 1000+ TPA silver production. In Cairn we continue to operate our fields in a digital manner through unmanned well pads with remote access which drastically reduces human exposure to risk and increases operational efficiency. Centralised control rooms, remotely activated surface facilities and digital surveillance platform (BabelFish) has allowed high uptime in operation of Mangala Processing Terminal, over 500 wells spread across many acres, Centralised polymer processing farm and the world’s largest continuously heated pipeline. Our other businesses also continue to lead the industry in terms of R&D. Copper for example has created Pure Tellurium Extraction to produce copper anodes (99.5% pure) and Ferric Sulphate Extraction from Copper Slag which is our by-product. In Iron Ore Business Value Added Business team had developed a customised product, Sesa Special Grade (SSG) for a niche segment (otherwise being imported by customers) by producing high purity pig iron through blast furnace route. The Value-added business team had also come up with an innovative idea of producing Foundry Grade pig Iron outside the blast furnace using Ferro Silicon which otherwise normally gets produced in blast furnace by compromising on productivity & high fuel rate. Some other examples are automation of the charging plate insertion mechanism, employee care applications, automatic trip counting and dynamic allocation of hauling units and GPS controlled speed tracking system in dispatch trucks. Our businesses continue their tremendous work in these areas to make the group more sustainable.

PROJECTS AND EXPANSION PLAN

Projects are key driving factor of our Group as our aspirations for growth are very different from any of the peers globally. In HZL, we have successfully completed projects that are supporting an enhanced capacity for 1.25 mtpa Mined Metal and plan for 1.5 mtpa should get firmed up before this year ends. Our flagship Rampura Agucha mine has successfully commissioned the Production Shaft and our 1st Fumer project is about to start delivering volumes in the quarter. Our venture into Minor Metal should drive additional value from the same ore mined, giving us higher returns for the same capital employed. In VZI, the Gamsberg mine and processing facilities are about to stabilise, which will set the stage for Gamsberg Phase-1 expansion, which involves setting up of the smelter unit to give us refined metal from the mined metal of the Gamsberg ore. Gamsberg phase-2 will further enhance the mining capability, processing units and smelters units capacity to double the current volumes. In Cairn, we are still focussed on the journey to produce India’s 50% Oil & Gas production. We have seen some hiccups in the projects execution but we are trying to resolve all those issues this year and start delivering on these projects. The seismic acquisition programme and satellite-based prospecting has commenced in Open Acreage Licensing Policy (OALP). In Aluminium, Odisha Bauxite & Lanjigarh expansion are key expansion projects and Jamkhani coalblock execution willbe criticalto deliver more value from this sector. We are set to deliver tremendous value to all our stakeholders once we successfully execute these projects across the group.

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STATUTORY REPORTS

DIRECTORS’ REPORT CONTINUED...

INNOVATION, DIGITALISATION & TECHNOLOGY

At Vedanta, innovation has been at the strategic forefront in every dimension of the business. With the relentless support from senior Leadership, the Group has diligently instilled innovative enrichment as a corporate value and continues to incentivise employees in building a culture based on technological and creative transformation. Encompassing acquisition of best-in-class technology for fast-track digitalisation of operations, manifestation of its own innovation nurtures the Group in its drive for operationalexcellence, efficiency and sustainability.

Standing firm on our core values of entrepreneurship and innovation, your Company continues to discover, integrate and implement technologies through the introduction of novelsystems and ideas. Across our business units, employees are encouraged to be creative in their thinking and approach with acknowledgement for their valued contributions to making a difference.

As a part of the technology-enabled operating models, the mine digitisation and automation initiatives in addition to advanced upskilling programmes and practices deployed by your Company at various Locations and departments are highlighted in the Management Discussion & Analysis section of this Report.

ECONOMIC RESPONSIBILITY

Vedanta strives to be a responsible corporate citizen and to make a positive contribution to the communities in which we operate. Payment to exchequer viz. taxes, royalty, profit oiletc. is a vitalpart of our contribution to nationaleconomies and people’s Lives. Vedanta supports the principles of greater transparency that increases understanding of tax systems and build public trust.

With these values being ingrained in Vedanta’s DNA, we are proud to share that we have contributed ₹ 32,400 crores to the public exchequer of the various countries where we operate.

Your Company publishes Tax Transparency Report which provides an overview of the tax strategy, governance and tax contributions made by the Company.

The report is available on the website at www.vedantalimited.com

SUSTAINABILITY & BUSINESS RESPONSIBILTY REPORT

Sustainable Development is integralto Vedanta’s core business strategy. We continue to be a transparent and responsible corporate citizen; committed to a ‘social Licence to operate’ and partner with communities, localgovernments and academic institutions to help catalyse socio-economic development in the areas where we operate.

The Company reaffirms its core values of Trust, Entrepreneurship, Innovation, Excellence, Integrity, Respect and Care, which are the basis of our Sustainable Development Model.

The modelcontinues to be centered on the four strategic pillars: Responsible Stewardship; Building Strong Relationships; Adding and Sharing Value; and Strategic Communications.

• Responsible governance supports relationship building			• Relationships enable us to contribute to a wider society

	RESPONSIBLE STEWARDSHIP	BUILDING STRONG RELATIONSHIPS

– – – – – – – – – – – – – – – – – – – – – – – – – – –

• Value help us to maintain a Licence to operate	ADDING AND SHARING VALUE	STRATEGIC COMMUNICATIONS	• Enable us becoming more transparent and responsible corporate citizen

– – – – – – – – – – –  – – – – – – – –’

These four pillars are critical to ensuring the Long-term successful future of our business – meeting our strategic goals of growth, Long-term value and sustainability.

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A separate detailed report on Company’s Sustainability Development also forms part of the Annual Report.

Recognising sustainable development as a core requirement to strategically improve the value of our business, the Board of Directors constituted a Sustainability Committee effective April 1, 2019 to provide oversight and assistance in building an approach towards sustainability which mirrors our prevailing business ethos of achieving excellence through continuous improvement in our processes and outcomes, while also benchmarking ourselves against our global peers.

Details of the composition of the committee, its terms and reference and the meetings held during FY 2020 is elucidated in the Corporate Governance Report.

Your Company publishes an annual Sustainability Report prepared in accordance with the Global Reporting Initiative (GRI) Standards; mapped to the United Nations Global Compact (UNGC); and aligned to Sustainable Development Goals (SDGs). It reports our approach and disclosure towards triple bottom line principles - People, Planet and Profit.

COMMUNITY RELATIONS AND SOCIAL PERFORMANCE	ENVIRONMENT	SAFETY	OCCUPATIONAL HEALTH	REPORTING AND COMMUNICATION

As per SEBI directives on Integrated Reporting (IR), the Company has followed the <IR> framework of the International Integrated Reporting Council to report on all the six capitals that are used to create long-term stakeholder value and also provided the requisite mapping of principles between the Integrated Report, the Global Reporting Initiative (‘GRI’) and the Business Responsibility Report (BRR), which forms part of the Annual Report. Hence, a separate BRR is not being published by the Company this year. The Sustainability Report of the Company can be accessed at www.vedantalimited.com.

MANAGEMENT DISCUSSION AND ANALYSIS

The Management’s Discussion and Analysis Report for the year under review, as stipulated under Regulation 34 read with Schedule V of Listing Regulations is presented in a separate section, forming part of the Annual Report.

CORPORATE SOCIAL RESPONSIBILITY

The year 2019-20 has brought lot of laurels in the hats of Vedanta Group. The group companies have been recognised for socio-economic impact they have created in the communities through their large-scale CSR Programme, receiving of more than 15 National and International awards is a testimony to that. The companies won Golden Peacock award, ASSOCHAM Women Achievers Award 2019, Golden Fulcrum Award, ET NOW World CSR Award, The CSR Journal Awards, ICC Social Impact award to name a few.

Our Company works towards a larger goal of creating enduring value for the communities it works in. Towards that end, we undertake various need-based community programmes as part of our Corporate Social Responsibility (CSR). Putting the last as first being the topmost priority, the Company has committed to align its CSR activities to the priorities of its neighbourhood communities and also the national priorities including the Sustainable Development Goals.

For almost all our programmes, a bottom up community engagement approach is non-negotiable. This collaborative approach ensures community ownership, suitable project design, effective delivery and post project sustainability. Apart from communities, we also strongly believe in partnering with government agencies, corporates, civil society organisations & community-based organisations to carry out durable and meaningful interventions.

All our CSR programmes are governed by the Vedanta CSR Policy, Corporate Technical Standards and each entity specific Standard Operating Procedures for CSR. The documents are periodically revised. Further, in order to benefit from diverse perspectives, and in keeping with a culture of collective leadership, Vedanta has formed a CSR Council. The Council is led by senior business leaders comprising of CSR Heads & CSR executives from the different Business Units. The Council is responsible for governance, synergy and cross learning across the Group CSR efforts. It meets every month and reviews the performance, spends and outcome of CSR programmes for all Business Units. The Council is instrumental in implementing improvement projects to create a seamless enabling eco-system for Business Units to carry out best-in-class community development programmes.

Vedanta has a strong Board CSR Committee including senior Independent Directors. The Committee provides strategic direction for CSR activities, and approves its plans and budgets. It also reviews progress and guides the CSR teams towards running well-governed and impactful community programmes. Details of the composition of the committee, its terms and reference and the meetings held during FY 2020 is elucidated in the Corporate Governance Report.

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A detailed overview on the Community Development Programmes for FY 2020 is highlighted in the Sustainability & ESG section of this Annual Report.

During the year, the Company on a standalone basis spent ₹ 52.66 crores on CSR activities, while on a consolidated basis it spent about ₹ 296.46 crores on CSR.

A brief overview of CSR initiatives forms part of this Directors Report and is annexed hereto as Annexure A.

Your Company’s CSR Policy addresses the Company’s commitment to conduct its business in a socially responsible, ethical and environmentally friendly manner; and to continuously work towards improving the quality of life of the communities in the areas where it operates.

The policy may be viewed at www.vedantalimited.com.

VEDANTA’S EFFORTS TO COMBAT COVID-19 PANDEMIC

Vedanta, which has been at the forefront of the battle to combat the COVID-19 pandemic, has reached out to communities across 9 states in India to provide them with preventive healthcare and distribute free meals to the marginalised sections.

Having taken various precautionary measures to ensure the safety and well-being of all employees and stakeholders, Vedanta has intensified its support for the people and communities it works in.

As part of the Meals for Free programme, the Company has so far provided ~9 lakh meals to daily wage earners across the country. In addition, dry packet rations have been provided to more than 13,500 families from the marginalised sections of the society. On their part, the business units have also distributed more than 48,000 dry ration packets to the local communities.

Vedanta has pledged 10 lakh meals to daily wage earners, who have been hard hit due to the COVID-19 pandemic and resultant lockdown.

Vedanta has set up a ₹ 100 crores corpus for daily workers, preventive healthcare and welfare of employees and contract partners. The Company has also contributed ₹ 101 crores to PM-CARES Fund to join forces with the government in fighting the pandemic.

Keeping in mind the poor condition of stray animals, who hardly have any access to food during the lockdown, the Company is feeding more than 50,000 stray animals every day. The Company has so far provided more than 12.70 lakh feedings to stray animals in Delhi, Mumbai and Patna.

In a bid to strengthen preventive healthcare, Vedanta has distributed more than 4.5 lakh masks across communities. The Company is in the process of handing over another 2 lakh N95 masks to the Ministry of Health and Family Welfare, Government of India. So far, the Company has provided more than 26,000 surgical masks and 75,000 surgical gloves to district hospitals across the country.

Vedanta has also collaborated with the Ministry of Textiles to import 23 machines for indigenously Personal Protective Equipment (PPEs). The imported machines, which are now operational, able to produce 50,000 PPEs per day. The Company has distributed more than 1 lakh soaps and sanitisers across communities.

BALCO Hospital has set up isolation wards. A 100-bed hospital has been commissioned at Korba in Chhattisgarh. The Cairn Centre of Excellence (CCoE) in Jodhpur has been handed over to district administration as a quarantine facility with a 120-bed capacity, with meals provided three times a day for 150 people.

More than 10 mobile health vans have been made available to district administration for use as ambulances and for distribution of essential commodities by Business Units and Nand Ghars. 10 ICu beds, 2 ventilators and 25 nebulisers have also been provided to the hospitals.

More than 1,100 women SHG members were engaged in the stitching of masks and distributing same among communities. They also contributed more than 10 tonne grains to grain banks created for supporting needy families during lockdown.

As an act of solidarity with the state governments, Vedanta has contributed ₹ 32.3 crores to different State’s Chief Minister Relief fund COVID-19 Mitigation Fund which includes Rajasthan, Tamil Nadu, Goa, Punjab, Karnataka, Bihar, uttar Pradesh and Chhattisgarh. Your Company has also procured PPE kits for the Government of Odisha and also arranged food packets, sanitiser kits to migrant workers travelling back to their home states.

Vedanta employees have donated one day’s salary, which was contributed by the Company for the relief funds.

Vedanta, in collaboration with Apollo Hospitals, has established a 24x7 general helpline for the employees to ensure timely healthcare advice during the lockdown. The services are open for all employees and their families.

DIGITISATION INITIATIVES - CSR

Vedanta is committed towards bringing innovation & creating shared values by managing our stakeholders through different community development initiatives in various thematic areas and automation in

CSR Governance.

It has developed first of its kind (in-house) application – called NIVAARAN for CSR function to manage the community request, needs or grievances and address them on time across Vedanta in 2019 (initially startedin Cairn Oil & Gas in 2018 and scaled across the Group as a best practice). NIVAARAN application follows up with the internal people as per the assigned timelines and notifies them to take necessary actions to close the grievances or requests. In case the actions are not taken beyond the set timelines, it then escalates of its own to the respective managers for closure. It has helped in improving the grievance and requests recording and their redressal faster.

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Besides this, another application was launched across Vedanta in 2019 in partnership with an IT startup – GOODERA to monitor entire Vedanta CSR Projects, provide opportunity to explore new partnerships with credible organisations, track grants and also provide platform for Vedanta Employees to volunteer in different CSR activities.

Vedanta is working towards more such IT solutions for CSR domain in coming future to improve the project governance in order to develop goodwill in the community besides their development.

IMPACT ASSESSMENT

Your Company undertakes regular monitoring of all its CSR initiatives, and these include periodic third-party assessment of baseline and impact of CSR interventions with key indicators in its areas of operation every three years. In line with this, in 2019, Taru Leading Edge (“Taru”) was appointed by Vedanta towards third party assessment with the following objectives:

•	Understanding the impact of Vedanta’s CSR interventions on the community in Vedanta’s BU locations to understand the receptiveness of the programmes in the communities;

•	Understanding the baseline and socio-economic scenario of the project areas as also the community needs in the BU locations;

•	Development of a relevant CSR Strategy to assist Vedanta group in effective planning and implementation of its future CSR initiatives and Impact programmes.

This assessment was undertaken by Taru and the study collected information in the form of Household (HH) surveys, focus group discussions, village level observations, joint consultations and workshops,

Key Informant Interview (KIIs), In-Depth Individual Interviews (IDIs) from 12,028 HHs in various Vedanta BU operational areas, towards understanding the socio- economic status in the project focusing on the key indicators relating to the thematic areas of sustainable livelihood, education, health and nutrition, energy use, environment, water and sanitation and women-related issues baseline and community’s needs along with assessment of impact of the ongoing CSR interventions of Vedanta Group and the community’s response.

Some of the key highlights of the assessment were: -

•	Among the 12,028 survey HHs for impact assessment in the different BUs, 7,127 HHs (~60%) were identified to have been impacted from the various CSR programmes implemented by Vedanta in the different BUs. This indicated that Vedanta reached out to ~60%
of the HHs in their operational areas through one or the other initiatives under CSR.

•	Overall outcomes of the various CSR sustainable livelihoods interventions in the BUs showed about 61.9% HHs stating that there was an increase in HH income.

•	Majority of those who underwent skill development trainings (85.4%) felt more confident after the training and about 25% also stated that they got more respect in family and society.

•	Health programmes have good reach and these programmes have reached to 47.6% of the HHs in the localities. More than 75% of the health domain beneficiaries stated of saving money on medicine and health due to Vedanta’s interventions.

•	The reach of the education programmes to the general community has been 14.7%. The analysis of the overall outcomes of the various CSR education interventions in the BUs showed about 79.3% HHs stating of improvements in the grades of their children and about 83.3% stating of increased interest of children to go to school and 82.6% expressed an improvement in quality of education.

•	For Water, Sanitation, Energy & Environment, the overall coverage or reach of the CSR interventions was 29.4%. The impact of these programmes were quite evident and the programmes were well-received. 65.1% of the HHs reported increase in cleanliness in the local areas; 58.6% of the HHs reported Sufficient quantity of water available at home; 77.4% of the HHs reported regular use of toilet facility in House; 79.2% of the HHs reported that women now feel more safe after construction of toilet; 77.8% of the HHs reported improvement in school attendance after construction of toilet and 61.1% of the HHs reported decline in number of cases of diseases.

Some of the specific findings towards aspects which are being done well by the group companies are: -

•	Investment of sizeable amount in the community through its CSR and Vedanta Leadership support towards these initiatives;

•	Good CSR portfolio;

•	Overall good CSR policy framework;

•	Business units on board and dedicated CSR teams in place in each BU;

•	Interest in high impact programmes;

•	Proper needs assessment being done periodically;

•	Good roster of NGO implementing partners;

•	Increase in CSR spending envisaged for the foreseeable future amongst others.

The report also highlighted that Vedanta Group has always shown a high-level commitment towards CSR and intents as it was one of the early movers on CSR and its CSR funding and spending has increased many folds in the last few years. The leadership of the group is well committed to the community with personal commitment by the senior management.

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HUMAN RESOURCES (HR)

People & culture

Your Company has always aspired to build a culture that demonstrates world-class standards in safety, environment and sustainability. People are our most valuable asset and we are committed to provide all our employees with a safe and healthy work environment.

An update on People & Culture detailing the Company’s initiatives, recruitment strategy, hiring projects and talent management and development is elucidated in the Management Review Section of the Annual Report.

EMPLOYEE STOCK OPTION SCHEME

Employee stock options is a conditional share plan for rewarding performance on pre-determined performance criteria and continued employment with the Company. It provides a much better line-of-sight to all the employees.

Your Company has established a share incentive schemes viz. ‘Vedanta Limited Employee Stock Option Scheme 2016’ (“the Scheme”). The Scheme was framed with a view to reward employees for their contribution in successful operation of the Company with wealth creation opportunities, encouraging high-growth performance and reinforcing employee pride.

The Scheme is a conditional share plan for rewarding performance on pre-determined performance criteria and continued employment with the Company. The pre-determined performance criteria shall focus on rewarding employees for Company performance vis a vis competition and also for achievement of internal operational metrics.

The Scheme was launched after obtaining statutory approvals, including shareholders’ approval by way of postal ballot on December 12, 2016.

On November 29, 2019, the Nomination & Remuneration Committee approved the grant of Employee Stock Options 2019 to Vedanta employees covering 35% of eligible population. In-order to align the scheme with the best-in-class reward practices globally, the ESOS 2019 plan has undergone significant transformation. The grant under the ESOS 2019 is completely driven by performance and is a combination of individual contribution and business/SBU performance. Although the plan continues to be linked to Vedanta Limited for its R-TSR performance, but since business delivery is of prime importance for the organisation today, the internal parameters of Volume, Cost, NSR & EBITDA, as applicable to respective business and SBU have been introduced as additional performance parameters with enhanced weightage. The vesting of such options will also be a factor of sustained individual performance subject to continued employment with the group. Through this change, we not only ensure to protect the shareholder interests but also enable a better control of the outcome of the plan in the hands of the employee.

The Scheme is currently administered through Vedanta Limited ESOS Trust (ESOS Trust) which is authorised by the Shareholders to acquire the Company’s shares from secondary market from time to time, for implementation of the Scheme. During the year, the ESOS Trust was re-constituted by the Nomination & Remuneration Committee in its meeting held on January 31, 2020. The details of the trustees are provided can be accessed at www.vedantalimited.com.

No employee has been issued stock options during the year, equal to or exceeding one percent of the issued capital of the Company at the time of grant.

During the year, the acquisition by the trust does not exceeded 2% of the paid-up capital of the Company. Further, the total acquisition by trust at no time exceeded 5% of the paid-up equity capital of the Company.

Pursuant to the provisions of SEBI (Share Based Employee Benefits), Regulations, 2014 (“Employee Benefits Regulations”), disclosure with respect to the ESOS Scheme of the Company as on March 31, 2020 is available on the website of the Company at www.vedantalimited.com.

The Company confirms that the Scheme complies with the SEBI Employee Benefits Regulations and there have been no material changes to the plan during the financial year.

A certificate from M/s SR Batliboi & Co LLP, Chartered Accountants, Statutory Auditors, with respect to the implementation of the Company’s ESOS schemes, would be placed before the shareholders at the ensuing Annual General Meeting (AGM). A copy of the same will also be available for inspection at the Company’s Registered Office.

MANAGERIAL REMUNERATION, EMPLOYEE INFORMATION AND RELATED DISCLOSURES

The remuneration paid to Directors, Key Managerial Personnel and Senior Management Personnel during FY 2019-20 was in accordance with the Nomination and Remuneration Policy of the Company.

Disclosures under Section 197 of the Act and Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 (“Rules”) relating to the remuneration and other details as required is appended as Annexure B to the Report.

In terms of provision of Section 136 of the Act and Rule 5(2), the Report and the Financial Statements are being sent to the Members of the Company excluding the statement of particulars of employees as prescribed under Rule 5(2) of the Rules. The said information is available for inspection on all working days during business hours, at the Company’s Registered Office. Any member interested in obtaining a copy of the said statement may write to the Company Secretary and the same will be furnished upon such request.

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COMPENSATION GOVERNANCE PRACTICES AT VEDANTA

Vedanta has been built on a strong foundation of governance where the Board, Key Executives and Compliance Officer have been vigilant and committed to ensure structural integrity, soundness and highest standards of compensation practices. Over the last few years we have matured many of our reward practices as an attempt to continue to raise the bar.

•	The composition of Nomination and Remuneration Committee (NRC) is in compliance with the Listing Regulations and majority of the members are Independent Directors. The Chairman of the committee is an Independent Director.

•	The members of the NRC together bring out the rich expertise, diverse perspectives and independence in decision making on all matters of remuneration for Directors, Key Managerial Personnel (KMP) & Senior Management Personnel (SMP). The Independent Directors are actively engaged throughout the year as members of the NRC in various people matters even beyond remuneration.

•	A board charter appoints and sets our primary responsibilities of NRC which includes selecting, compensating, monitoring and, when necessary, replacing key executives and overseeing succession planning.

•	Best-in-class independent consultants are engaged to advise and support the committee on matters of board evaluation and leading reward practices in the industry.

•	The Executive Compensation Philosophy is well established and benchmarked across relevant industry comparators which enables us to differentiate people on the basis of performance, potential and criticality in-order to provide a competitive advantage in the industry.

•	The Total Reward Philosophy at Vedanta is built on the core objective of driving ‘Pay for Performance’ culture. The appropriate mix of components of the Executive Compensation aim to drive the short as well as long-term interests of the Company and its shareholders through strong emphasis on operational/ financial fundamentals, social licence to operate and business sustainability, strategic objectives of resource and reserve creation and wealth creation for stakeholders.

•	Timely risk assessment of compensation practices is done in addition to review of all components of compensation for consistency with stated compensation philosophy:

–	Financial analysis & simulation of the long- term cost of reward plans and their Return on Investments (ROI).

–	Provision of claw back clause as part of the ground rules of our long-term incentive scheme for all our leaders.
–	Upper limits and caps defined on incentive pay-outs in the event of over-achievement of targets to avoid windfall gains.

•	We do not encourage provision of excessive perks or special clauses as part of employee contract such as:

–	No provision of Severance Pay in Employment contracts of Whole-Time Directors (WTD), KMP & SMP;

–	No Tax Gross up done for executives except for expatriates as part of tax equalisation;

–	No provision of unearned Incentives/unvested Stock or Cash Options;

Any benefit provided to Key Executives are available to all the employees of the Company as per the defined Company policy.

•	We continue to corroborate the Internal Pay Equity Principles, sustained attention to equity grant practices and maintain checks & balances to confirm that the practices are legally and ethically compliant with International, national and state/regional laws.

RISK MANAGEMENT

The businesses are exposed to a variety of risks, which are inherent to a global natural resources organisation. The effective management of risk is critical to support the delivery of the Group’s strategic objectives.

Risk management is embedded in the organisation’s processes and the risk framework helps the organisation meet its objectives by aligning operating controls with the mission and vision of the Group set by the Board.

As part of our governance philosophy, the Board has a Risk Management Committee to ensure a robust risk management system. The details of Committee and its terms of reference are set out in the Corporate Governance Report, which forms part of this Annual Report.

With effect from June 6, 2020, the Risk Management Committee has been consolidated with the Audit Committee comprising of only Independent Directors ensuring robust risk management systems in place with valued feedback of Independent Directors being on the Committee.

Our risk-management framework is designed to be simple, consistent and clear for managing and reporting risks from the Group’s businesses to the Board. Our management systems, organisational structures, processes, standards and code of conduct together form the system of internal controls that govern how we conduct business and manage associated risks. We have a multi-layered risk management framework to effectively mitigate the various risks, which our businesses are exposed to in the course of their operations.

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The Risk Management Committee supports the Audit Committee and the Board in developing the group- wide risk-management framework. Risks are identified through a consistently applied methodology. The Company has put in place a mechanism to identify, assess, monitor and mitigate various risks to key business objectives.

Major risks identified by businesses and functions are systematically addressed through mitigating actions. Risk officers have also been formally nominated at operating businesses, as well as at Group level, to develop the risk-management culture within the businesses.

The Risk Management Policy of the Company revised in 2019 covers cybersecurity as well. With effect from June 6, 2020, the Risk Management Committee has been consolidated with the Audit Committee comprising of only Independent Directors.

For a detailed risk analysis, you may like to refer to the risk section in the Management Discussion Analysis Report which forms part of this Annual Report.

CYBER SECURITY

The Group has a structured framework for cybersecurity. Each of the Business Units has a CIO (Chief Information Officer) with suitable experience in Information/Cybersecurity. Every year, cybersecurity review is carried out by IT experts (belonging to IT practices of Big-4 firms). Vulnerability Assessment and Penetration Testing (VAPT) review is also carried out by cyber experts. This practice has been in place for several years now and has helped in strengthening the cyber security environment in the group. At the same time, the external environment on cybersecurity is continuously evolving. The respective CIOs are responsible for ensuring appropriate controls are in place to address the emerging cyber risks.

INTERNAL FINANCIAL CONTROLS

Your Board has devised systems, policies and procedures/frameworks, which are currently operational within the Company for ensuring the orderly and efficient conduct of its business, which includes adherence to policies, safeguarding its assets, prevention and detection of frauds and errors, accuracy and completeness of the accounting records and timely preparation of reliable financial information. In line with best practices, the Audit Committee and the Board reviews these internal control systems to ensure they remain effective and are achieving their intended purpose. Where weaknesses, if any, are identified as a result of the reviews, new procedures are put in place to strengthen controls. These controls are in turn reviewed at regular intervals.

The systems/frameworks include proper delegation of authority, operating philosophies, policies and procedures, effective IT systems aligned to business requirements, an internal audit framework, an ethics framework, a risk management framework and adequate segregation of duties to ensure an acceptable level of risk. Documented controls are in place for business processes and IT general controls. Key controls are tested by entities to assure that these are operating effectively. Besides, the Company has also adopted an SAP GRC (Governance, Risk and Compliance) framework to strengthen the internal control and segregation of duties/access. It also follows a half- yearly process of management certification through the Control Self-Assessment framework, which includes financial controls/exposures.

The Company has documented Standard Operating Procedures (SOP) for procurement, project/ expansion management capital expenditure, human resources, sales and marketing, finance, treasury, compliance, Safety, Health and Environment (SHE), and manufacturing.

The Group’s internal audit activity is managed through the Management Assurance Services (‘MAS’) function. It is an important element of the overall process by which the Audit Committee and the Board obtains the assurance on the effectiveness of relevant internal controls.

The scope of work, authority and resources of MAS are regularly reviewed by the Audit Committee. Besides,

its work is supported by the services of leading international accountancy firms.

The Company’s system of internal audit includes covering monthly physical verification of inventory, a monthly review of accounts and a quarterly review of critical business processes. To enhance internal controls, the internal audit follows a stringent grading mechanism, focussing on the implementation of recommendations of internal auditors. The internal auditors make periodic presentations on audit observations, including the status of follow-up to the Audit Committee.

The Company is also required to comply with the Sarbanes Oxley Act Sec 404, which pertains to Internal Controls over Financial Reporting (ICOFR). Through the SOX 404 compliance programme, which is aligned to the Committee of Sponsoring Organisations of the Treadway Commission (COSO) framework, the Audit Committee and the Board also gains assurance from the management on the adequacy and effectiveness of ICOFR.

In addition, as part of their role, the Board and its Committees routinely monitor the Group’s material business risks. Due to the limitations inherent in any risk management system, the process for identifying, evaluating, and managing the material business risks is designed to manage, rather than eliminate risk. Besides it created to provide reasonable, but not absolute assurance against material misstatement or loss.

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Since the Company has strong internal control systems which are further strengthened by periodic reviews as required under the Listing Regulations and SOX compliance by the Statutory Auditors, the CEO and CFO recommend to the Board continued strong internal financial controls.

Based on the information provided, nothing has come to the attention of the Directors to indicate that any material breakdown in the function of these controls, procedures or systems occurred during the year under review. There have been no significant changes in the Company’s internal financial controls during the year that have materially affected or are reasonably likely to materially affect its internal financial controls.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their objectives. Moreover, in the design and evaluation of the Company’s disclosure controls and procedures, the management was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Further, the Audit Committee annually evaluates the internal financial controls for ensuring that the Company has implemented robust systems/framework of internal financial controls viz. the policies and procedures adopted by the Company for ensuring the orderly and efficient conduct of its business, including adherence to Company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information.

PREVENTION OF SEXUAL HARASSMENT AT WORKPLACE

The Company has zero tolerance for sexual harassment at workplace and has adopted a Policy on Prevention, Prohibition and Redressal of Sexual Harassment at Workplace in line with the provisions of the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 and the Rules thereunder for prevention and redressal of complaints of sexual harassment at workplace.

As part of Vedanta Group, your Company is an equal opportunity employer and believes in providing opportunity and key positions to women professionals. The Group has endeavoured to encourage women professionals by creating proper policies to tackle issues relating to safe and proper working conditions and create and maintain a healthy and conducive work environment that is free from discrimination. This includes discrimination on any basis, including gender, as well as any form of sexual harassment. During the period under review, eight complaints were received and resolved. Four employees were separated on account of complaints. Your Company has constituted Internal Complaints Committee (ICC) for various business divisions and offices, as per the requirements of the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013.

VIGIL MECHANISM

The Company has in place a robust vigil mechanism for reporting genuine concerns through the Company’s Whistle-Blower Policy. As per the Policy adopted by various businesses in the Group, all complaints are reported to the Director – Management Assurance, who is independent of operating management and the businesses. In line with global practices, dedicated email IDs, a centralised database, a 24X7 whistle-blower hotline and a web-based portal have been created to facilitate receipt of complaints. All employees and stakeholders can register their integrity related concerns either by calling the toll-free number or by writing on the web-based portal which is managed by an independent third party. The hotline provides multiple local language options. All cases reported as part of whistle-blower mechanism are taken to their logical conclusion within a reasonable timeframe. After the investigation, established cases are brought to the Group Ethics Committee for decision-making. All Whistle-Blower cases are periodically presented and reported to the Company’s Audit Committee. The details of this process are also provided in the Corporate Governance Report and the Whistle-Blower Policy is available on the Company’s website at www.vedantalimited.com.

DIVIDEND

With consistent dividend as a healthy sign of our sustained growth, our firm belief in percolating the benefits of our business progress for widespread socio- economic welfare facilitates the equitable sharing of our economic value generated. Attaining steady operational performance and a harmonised market environment in continuation of the historical trends helped us to reaffirm the realisation of competent numbers for FY 2020.

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STATUTORY REPORTS

DIRECTORS’ REPORT CONTINUED...

The Company has declared interim dividend during the year out of the reserves of the Company and in compliance with the Dividend Distribution Policy:-

Type of Dividend	Date of Declaration	Record Date	Rate of Dividend per share (face value ₹ 1 per share)%		Total Payout (in crores)
1st Interim Dividend	February 27, 2020	March 7, 2020	₹ 3.90	390	c.	₹ 1,500

Given the current market dislocation and uncertainties caused by the coronavirus pandemic, it is important to maximise financial flexibility across the group. Your board will decide on the size and timing of any future dividend payments once there is greater clarity on the outlook for the economy and commodity markets. Your Company believe this is the correct decision for all the stakeholders as we navigate through an unprecedented period of volatility for the global economy and our business.

The Directors do not recommend final dividend for the financial year ended March 31, 2020.

DIVIDEND DISTRIBUTION POLICY

In accordance with SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘Listing Regulations’) your Company has adopted a Dividend Distribution Policy formulated by the Board specifying the financial parameters, factors and circumstances to be considered in determining the distribution of dividend to shareholders and/or retaining profits earned by the Company. The policy aims to protect the interest of investors by ensuring complete transparency.

Your Company is in compliance with the dividend distribution policy as approved by the Board.

The Policy can be accessed on the website of the Company at www.vedantalimited.com.

CREDIT RATING

Your Company is rated by CRISIL and India Rating and Research Private Limited on its various debt instruments. The details of ratings provided by the agencies is specified in the Corporate Governance Report.

POLICY AND ADVOCACY

Vedanta supports the mining, metal manufacturing and energy fuel extracting industry through progressive and responsible advocacy. We strive for unlocking greater value of these sectors and country’s policies achieving better shape through levers of data analytics, deep legislative understanding, thought leadership and developmental idea exchange. We engage with industry associations and actively participate in public consultations which support the development agenda of the country. Our vast experience across mineral and metal value chain and geographical reach are utilised in prescribing the best practices in various policy matters. Our focus on advocacy efforts always remains on economic development of the local, region and country where we operate, in a sustainable manner.

INVESTOR RELATIONS

Your Company has an active Investor Relations (IR) function which continuously strives for excellence by engaging with international and domestic investors. Your Company benchmarks global IR standards and aims at exceeding them. The Company proactively seek feedback from all stakeholders throughout the year.

Shareholder engagement

The Investor Relations team takes both formal and informal approach to engage with shareholders. The team interacts with investors at various platforms demonstrating consistent and clear communication between internal and external parties. Some of these forums include quarterly earnings calls, hosting Investor/Analyst Day, site visits for key businesses, one-on-one as well as group meetings and participation in sell-side conferences. The leadership teams from various businesses along with promoters of the Company as well as senior management consisting of the CEO and the CFO are also invited as required for some of these engagements. These proactive investor engagement activities and openness of senior leaders to interact with investors and analysts is well appreciated by all stakeholders.

Shareholder communication

Shareholders can contact us any time through our Investor Relations team, with contact details available online at www.vedantalimited.com. Shareholder and analyst feedbacks are shared in a timely and structured manner with the Board through the Chairman, the Independent Directors, the CEO, the CFO and the Company Secretary. Ongoing communication with our stakeholders keeps the board and senior management abreast of their views and helps to gain insight.

Shareholder disclosures

Vedanta has set standards through the detailed and transparent disclosures on the Company’s operational and financial performance. Your Company had created its first Integrated Report (for Financial Year 2018) and continued thereafter. The Company also started a new communication initiative which involves sending a brief update about the Company’s performance and key events to its shareholders and other stakeholders on a regular basis. The dissemination of business updates through this “Investor Brief” has been well appreciated. Having a diverse shareholder base and multiple business verticals, demands enormous efforts from an IR function to manage investors, sell-side analysts as well as ensuring a timely and complete business update is provided to all. As a key milestone in this continuing endeavour, your Company created a digital interactive microsite on the corporate website to provide an interactive experience beyond what is available in the annual and quarterly results materials.

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KEY INITIATIVES WITH RESPECT TO VARIOUS STAKEHOLDERS

As a diligent driver of all-encompassing stakeholder growth, the Company undertakes significant initiatives with respect to its employees, shareholders, investors, lenders, suppliers, customers, civil society, local community and Government authorities striving to accelerate its focus on HSE and sustainability. These initiatives are enlisted with detailed specifics in the Integrated Report section of the Annual Report.

CORPORATE GOVERNANCE REPORT

Upholding strong business ethics and implementing highest standards of corporate governance is an integral part of Vedanta’s core values and is of prime importance to the efficacy of our operational conduct and stakeholder management.

In our persistent endeavour to benchmark our policies and practices in the light of recent developments in the realm of corporate governance along with other regulatory reforms, your Company strives to fulfill its inherent responsibility to build sustainable growth, create value for all stakeholders, maintain investor confidence and reinforce commitment towards good governance, transparent engagement, functional integrity and objective-oriented diligence.

A separate report on Corporate Governance setting out the governance structure and principal activities of the Board and its Committees, together with a Certificate from M/s S.R. Batliboi & Co LLP, Statutory Auditors of the Company, regarding compliance of conditions of Corporate Governance as stipulated under Listing Regulations is provided as an Annexure to the Corporate Governance Report forming part of Annual Report. A Certificate from the CEO and CFO of the Company, inter alia, confirming the correctness of the financial statements and cash flow statements, adequacy of the internal control measures and timely reporting of matters to the Audit Committee, is also annexed to the Corporate Governance Report.

DIRECTORS, KEY MANAGERIAL PERSONNEL & SENIOR MANAGEMENT

Our Board continues to maintain a combined wealth of extensive leadership experience representing a plethora of complementary skills, attributes and perspectives in order to be equipped to navigate the operational, social, regulatory and geopolitical complexity in which our business operates. Leveraging of institutional knowledge and diversity of oversight supports the Board in enhancing its effectiveness and contributes to better decision-making and long-term strategy of the Group.

The Senior Management, likewise, comprises of a multi- faceted group of leaders with substantial competencies in their respective fields derived from dedicated service guiding large and complex organisations as executive leaders. This tapestry of qualifications and positive attributes, in alignment with the Board, facilitates the maintenance of an appropriate mix of objectivity and professional experience directed towards larger organisational growth.

During FY 2020, your Company welcomed Mr. MK Sharma as an Independent Director of the Company. In the opinion of the Board, Mr. Sharma exhibited rich veracity and diverse experience in the areas of corporate governance, ESG, mergers and acquisitions, corporate restructuring and law. Based on his multi- disciplinary stints with membership of several Committees and leadership positions in various corporates, your Board believes that Mr. Sharma’s induction continues to nurture the Board in broadening its overall efficiency and expertise.

Complementing Mr. Sharma’s detailed profile provided in the earlier section of the Annual Report, this statement forms a part of the Directors’ Report in accordance with the Companies (Accounts) Amendment Rules, 2019 notified to hold effect from December 1, 2019.

The detailed biographical information of each Board member, Key Managerial Personnel and Senior Management Personnel forms part of the Annual Report. Further, the dimensions of other directorships, skills and expertise in addition to the changes during the period under review are detailed in the Corporate Governance Report.

BOARD DIVERSITY & INCLUSION

Your Company diligently cognises a culture of diversity and inclusion in the Board as the pre-requisite for achieving long-term growth and development steered through effective strategy and governance. In a bid to ensure timely anticipation of risks and opportunities while promoting the persuasive desire of the stakeholders for greater diversity, our Board reflects an appropriate balance of skills, professional experiences, personal backgrounds and leadership perspectives. The details of the key attributes of the Board members are elucidated in the Corporate Governance Report.

DIRECTORS SEEKING RE-APPOINTMENT

Pursuant to the provision of Companies Act, 2013, Mr. GR Arun Kumar (DIN 01874769), Whole-Time Director & Chief Financial Officer of the Company, is liable to retire by rotation at the ensuing AGM and being eligible, has offered himself for re-appointment. Accordingly, the appointment of Mr. GR Arun Kumar is being placed for approval of the members at the AGM. A brief profile of Mr. GR Arun Kumar and other related information is provided in the AGM notice. The Board recommends his re-appointment at the AGM.

Further, Ms. Priya Agarwal, appointed as a Non-Executive Director for a period of 3 years w.e.f. May 17, 2017, has been re-appointed by the Board on May 16, 2020 for another term of 3 years effective May 17, 2020 subject to the confirmation of the shareholders at the ensuing AGM.

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STATUTORY REPORTS

DIRECTORS’ REPORT CONTINUED...

A brief profile of the Directors seeking re-appointment and other related information is provided in the AGM notice. Your directors recommend their re-appointment.

The detailed changes in the Board composition have been provided in the Corporate Governance report forming part of this Annual Report.

DECLARATION BY INDEPENDENT DIRECTORS

The Company has received declaration from all the Independent Directors that they continue to meet the criteria of independence as provided under the Companies Act and Listing Regulations and comply with the Code for Independent Directors as specified under Schedule IV of the Act.

The Directors have also confirmed that they are not aware of any circumstance or situation, which exists or may be reasonably anticipated, that could impair or impact their ability to discharge their duties with an objective independent judgement and without any external influence.

The Directors have further affirmed their compliance with Rule 6(1) and 6(2) of Companies (Appointment and Qualification of Directors) Rules, 2014.

POLICY ON DIRECTOR’S APPOINTMENT AND REMUNERATION

The Nomination & Remuneration Policy adopted by the Board on the recommendation of the Nomination & Remuneration Committee enumerates the criteria for assessment and appointment/re-appointment of Directors, Key Managerial Personnel (KMP) and Senior Management Personnel (SMP) on the basis of their qualifications, knowledge, skill, industrial orientation, independence, professional and functional expertise among other parameters with no bias on the grounds of ethnicity, nationality, gender or race or any other such discriminatory factor.

The Policy also sets out the guiding principles for the compensation to be paid to the Directors, KMP and SMP; and undertakes effective implementation of Board familiarisation, diversity, evaluation and succession planning for cohesive leadership management.

With your Company continuing to comply with the Policy in true letter and spirit, the complete Policy is reproduced in full on our website at www.vedantalimited.com and a snapshot of the Policy is elucidated in the Corporate Governance Report.

FAMILIARISATION PROGRAMME FOR BOARD MEMBERS

Your Company has in place, a systematic and structured programme for an edifying orientation and training of its newly inducted Directors in order to provide them with an insight about the Company’s business operations and organisational conduct. The program further safeguards regular updates to the existing Directors on the significant changes, in turn, ensuring timely and informed decision-making.

The Board meetings are also meticulously planned in a coherent manner which enables keeping the Directors abreast with a wide range of topics entailing quarterly review presentations by the business CEOs; regulatory updates; and discussion proceedings on governance, risk, compliance, stakeholders, health, safety and environment among other matters.

The familiarisation programme and its methodology adopted for the Directors are construed under the Corporate Governance Report and can also be accessed on the website of the Company at www.vedantalimited.com.

BOARD EVALUATION

An effective Board is key to the establishment and delivery of a Company’s strategy and towards the endeavour of your Board to continually assess and improve its effectiveness and performance, the Company has in place a formal and rigorous process for evaluation of the Board, its Committees, the Chairman, the Individual Directors and the governance processes that support the Board’s work.

As a step towards better governance practice, this year the Company, as a part of the rotation, has engaged another leading consultancy firm, to conduct the Board evaluation process which was facilitated through an online secured module ensuring transparent, effective and independent involvement of the management. The evaluation was conducted through a tailored questionnaire having qualitative parameters and constructive feedback based on ratings. Recommendations arising from the evaluation process were considered by the Board to optimise its effectiveness.

The outcome of the Board evaluation was discussed by the Nomination & Remuneration Committee and the Board at their meeting held on June 6, 2020.

A comprehensive disclosure on the parameters and the process of Board evaluation as well as the outcome thereof has been explicated in the Corporate Governance Report.

BOARD & COMMITTEE MEETINGS

The Board renders entrepreneurial leadership and governs business excellence for the entire Group. With the aim to operate effectively and provide complete consideration to key integral matters, the Board has established various committees with clearly agreed reporting procedures and defined scope of authority.

The Board in conjunction with its committees ensures transparency, responsibility and accountability in creating sustainable growth and long-term value for stakeholders.

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STATUTORY BOARD COMMITTEES

OTHER COMMITTEES

1.	With effect from June 6, 2020, the Risk Management Committee has been consolidated with the Audit Committee comprising of only Independent Directors.

2.	Effective May 16, 2020 Finance Standing Committee has been consolidated with the Committee of Directors.

In order to ensure timely and effective decision- making, the Board and its Committees meet at regular intervals and undertake all-inclusive discussions and deliberations. During the FY 2020, the Board met seven (07) times.

A comprehensive update on the Board, its committees, their composition, terms and reference, meetings held during FY 2020 and the attendance of each member is detailed in the Corporate Governance Report.

All the recommendations made by each of the Committees were accepted by the Board.

AUDITORS AND AUDITORS’ REPORT

AUDIT REPORTS:

•	The Statutory Auditors’ report for FY 2019-20 does not contain any qualification, reservation or adverse remark. The Auditors’ report is enclosed with the financial statements in the Annual Report.

•	The Secretarial Auditors’ Report for FY 2019-20 does not contain any qualification, reservation or adverse remark. The report in form MR-3 along with Annual Secretarial Compliance Report is enclosed as Annexure D to the Directors’ Report.

•	As per the Listing Regulations, the auditors’ certificate on corporate governance is enclosed as an Annexure to the Corporate Governance Report forming part of the Annual Report. The Certificate does not contain any qualification, reservation or adverse remark.

•	A certificate from Company Secretary in Practice certifying that none of the directors on the Board of the Company have been debarred or disqualified from being appointed or continuing as directors of companies by the SEBI/Ministry of Corporate Affairs or any such statutory authority forms part of the Corporate Governance Report.

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STATUTORY REPORTS

DIRECTORS’ REPORT CONTINUED...

AUDITORS:

STATUTORY AUDITORS

•	M/s S.R. Batliboi & Co. LLP, Chartered Accountants (Firm Registration No. 301003E) were appointed in June, 2016 as the Statutory Auditors of the Company till the conclusion of 56th AGM, to be held in calendar year 2021. The report of the Statutory Auditors along with notes to Schedules is enclosed to this Report. The report read with notes to accounts are self-explanatory and therefore, do not call for any further comments or explanation under Section 134 (3)(f) of the Act.

•	The Company has received a certificate that they are not disqualified and continue to remain eligible to act as the auditors of the Company.

•	The auditors have also furnished a declaration confirming their independence as well as their arm’s length relationship with the Company. The Audit Committee reviews the independence and objectivity of the auditors and the effectiveness of the audit process.

•	The Statutory Auditors were present at the last AGM of the Company.

SECRETARIAL AUDITORS

•	The Board had appointed M/s Chandrasekaran & Associates (Firm Registration No. 002500), Practicing Company Secretaries to conduct the secretarial audit of the Company for the FY 2019-20.

•	The Secretarial Audit Report for the financial year ended March 31, 2020 is annexed as Annexure D to this Report and confirms that the Company has complied with the provisions of the Act, Rules, Regulations and Guidelines and that there were no deviations or non-compliances.

•	Pursuant to SEBI circular no. CIR/CFD/CMO1/27/2019 dated February 8, 2019, the company has also undertaken an audit for all applicable compliances as per the Listing Regulations and circular guidelines issued thereunder. The Annual Secretarial Compliance Report for the FY 2019-20 has also been submitted to the Stock Exchanges within the stipulated timeline.

•	The Company has received a certificate confirming their eligibility and consent to act as the Auditors.

•	The Board has reappointed M/s Chandrasekaran & Associates as the Secretarial Auditors for FY 2020-21.
•	The Secretarial Auditors were also present at the last AGM of the Company.

COST AUDITORS

•	In terms of Section 148 of Companies Act, 2013 read with rules made thereunder, your Company is required to have the audit of its cost records conducted by the Cost Accountant in Practice.

•	The Board, on recommendation of the Audit Committee had appointed the following Cost Accountants as the Cost Auditors for conducting the audit of cost records of the Company for the FY 2019-20:

•	M/s Shome and Banerjee - Oil & Gas Business; and

•	M/s Ramnath Iyer & Co. - other business segments

•	M/s Ramnath Iyer & Co., Cost Accountants were nominated as the Lead Cost Auditors.

•	The Company had received a certificate confirming their eligibility and consent to act as the Auditors.

•	The said auditors have been re-appointed for FY 2020-21 as well. A resolution seeking ratification of the remuneration payable to the Cost Auditors for FY 2021 forms part of the notice of the ensuing AGM.

•	The cost accounts and records of the Company are duly prepared and maintained by the Company as required under Section 148(1) of the Act pertaining to cost audit.

INTERNAL AUDITORS

•	The Company had appointed M/s Deloitte Haskins & Sells, LLP as the Internal Auditors of the Company for the FY 2019-20 to conduct the internal audit basis a detailed internal audit plan.

•	The Company has an independent in-house Management Assurance Services (MAS) team to manage the group’s internal audit activity and that functionally reports to the Audit Committee.

•	The Board, on recommendation of the Audit Committee, has reappointed M/s Deloitte Haskins & Sells, LLP as the Internal Auditors of the Company for the FY 2020-21.

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REPORTING OF FRAUDS BY AUDITORS

During the year under review, the Statutory Auditors, Cost Auditors and Secretarial Auditor have not reported any instances of frauds committed in the Company by its officers or employees to the Audit Committee under Section 143(12) of the Companies Act, 2013, details of which needs to be mentioned in this Report.

DETAILS OF LOANS/ GUARANTEES/ INVESTMENT MADE BY THE COMPANY

The particulars of loans given, investments made, guarantees given and securities provided along with the purpose for which the loan or guarantee or security is proposed to be utilised as per the provisions of Section 186 of the Act are provided in the standalone financial statements. (Please refer to Notes to the standalone financial statements).

DEBENTURES

During the financial year, your Company raised ₹ 4,920 crores through issuance of secured, rated, redeemable, non-cumulative, non-convertible debentures (NCD) of face value of ₹ 1,000,000 each on private placement basis as per the following details:

Coupon Rate	Date of Allotment	No. of NCDs	Total Amount	Tenor	Maturity Date
8.90% Secured Rated Listed Redeemable Non-Convertible Debentures - Series I	09/12/19	9,000	900	2 years	09/12/21
9.20% Secured Rated Listed Redeemable Non-Convertible Debentures - Series II	09/12/19	7,500	750	3 years	09/12/22
8.75% Secured Rated Listed Redeemable Non-Convertible Debentures	30/01/20	12,700	1,270	2 years & 5 months	30/06/22
9.20% Secured Rated Listed Redeemable Non-Convertible Debentures	25/02/20	20,000	2,000	10 years	25/02/30

The aforesaid debentures are listed on BSE Limited.

Further, the details of NCDs outstanding debentures as of March 31, 2020 have been detailed in the Corporate Governance Report.

COMMERCIAL PAPERS

The Commercial Papers issued by the Company are listed on National Stock Exchange of India Limited. The details of the Commercial Papers outstanding as of March 31, 2020 have been provided in the Corporate Governance Report.

FIXED DEPOSITS

As at March 31, 2020 deposits amounting to ₹ 54,000 remains unclaimed. Since the matter is sub judice, the Company is maintaining status quo.

TRANSFER TO RESERVES

The Company proposes Nil transfer to General Reserve for the financial year.

CAPITAL STRUCTURE

The Authorised Share Capital of the Company is ₹ 74,120,100,000 divided into 44,020,100,000 number of equity shares of ₹ 1/- each and 3,010,000,000 Preference Shares of ₹ 10/- each. There was no change in the capital structure of the Company during the period under review.

The details of share capital as on March 31, 2020 is provided below:-

Particulars	Amount (₹)
Authorised Share Capital	74,120,100,000
Paid-up Capital	3,717,504,871
Listed Capital	3,717,196,639
Shares under Abeyance pending allotment	308,232

*

Out of the total paid-up capital of 3,717,504,871 equity shares, 308,232 equity shares are pending for allotment and listing and hence kept under abeyance since they are sub- judice and further 261,780,208 equity shares are held in the form of 65,445,052 ADSs as on March 31, 2020.

UNCLAIMED SHARES

Pursuant to the SEBI Circular and Regulation 39 of the Listing Regulations regarding the procedure to be adopted for unclaimed shares issued in physical form in public issue or otherwise, the Company has a separate demat account in the title of ‘Vedanta Limited – Unclaimed Suspense Account’ with M/s Karvy Stock Broking Limited. The details of shares lying in the unclaimed suspense account are provided below:-

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STATUTORY REPORTS

DIRECTORS’ REPORT CONTINUED...

Description	No. of shareholders	No. of Equity shares of ₹ 1/- each
Aggregate number of shareholders and the outstanding shares in the suspense account lying at the beginning of the year	2,717	2,650,262
Number of shares transferred to the unclaimed suspense account during the year	—	—
Number of shareholders who approached issuer for transfer of shares from suspense account during the year	43	108,612
Number of shareholders to whom shares were transferred from suspense account during the year	—	—
Number of shares transferred to IEPF account pursuant to Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 read with Amendment Rules, 2017	1,898	1,606,791
Aggregate number of shareholders and the outstanding shares in the suspense account lying at the end of the year. The voting rights on these shares shall remain frozen till the rightful owner of such shares claims the shares	776	934,859

TRANSFER OF UNPAID AND UNCLAIMED AMOUNTS TO INVESTOR EDUCATION AND PROTECTION FUND (IEPF)

In accordance with the provisions of Companies Act and IEPF Rules, the Company is required to transfer the following amounts to IEPF:-

•	Dividend amount that remains unpaid/unclaimed for a period of seven (7) years;

•	Shares on which the dividend has not been paid/claimed for seven (7) consecutive years or more.

Your Company in its various communications to the shareholders from time to time, requests them to claim the unpaid/unclaimed amount of dividend and shares due for transfer to the IEPF account established by Central Government. Further, in compliance with the IEPF (Accounting, Audit, Transfer and Refund) Rules, 2016 (IEPF Rules) including statutory modifications thereof, the Company publishes notice in newspapers and also sends specific letters to all the shareholders, whose shares are due to be transferred to IEPF, to enable them claim their rightful dues.

The details of dividend transferred during the financial year is provided below:-

Dividend transferred to IEPF during the year

Financial Year	Type of Dividend	Dividend declared on	Amount transferred to IEPF (in ₹)	Date of transfer to IEPF
2011-12	Final Dividend	23/06/12	1,812,052.00	20/08/19
2011-12	Final Dividend	03/07/12	9,864,428.00	27/08/19
2011-12	Final Dividend	14/07/12	5,971,201.00	11/09/19
2012-13	Interim Dividend	23/10/12	6,403,271.00	17/12/19
2012-13	Interim Dividend	28/10/12	1,449,220.00	20/12/19
2012-13	Interim Dividend	31/10/12	4,450,855.00	21/12/19
Total			29,951,027.00

Unpaid dividend on the shares on which there was a specific order of court/ tribunal/ statutory authority restraining transfer of such shares and dividend thereon, were not transferred to IEPF pursuant to Section 124 of the Companies Act, 2013 and Rule 6 of IEPF (Accounting, Audit, Transfer and Refund) Rules, 2016 including statutory modifications or re-enactments thereof.

Dividend declared during the financial year transferred to IEPF

Financial Year	Type of Dividend		Dividend declared on	Amount transferred to IEPF (in ₹)	Date of transfer to IEPF
2019-20	Interim Dividend	(1st)	27/02/20	17,417,563.80	12/03/20
Total				17,417,563.80

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Shares transferred/credited to IEPF

During the year, the Company transferred 2,126,129 equity shares of ₹ 1/- each comprising of 3,898 shareholders to IEPF.

The Company has also uploaded the details of unpaid and unclaimed amounts lying with the Company as on July 11, 2019 (date of last AGM) on the Company’s website www.vedantalimited.com. Further, the details of equity shares transferred are available on the Company’s website www.vedantalimited.com.

The shareholders whose shares/ dividends have been transferred to IEPF can claim the same from IEPF in accordance with the prescribed procedure and on submission of such documents as prescribed under the IEPF Rules. The process for claiming the unpaid dividend/shares out of the IEPF can be accessed at www.iepf.gov.in and on the website of the Company at www.vedantalimited.com.

The dates on which unclaimed dividend and their corresponding shares would become liable to be transferred to the IEPF during the financial year 2020-21 is provided below:-

Dividend to be transferred to IEPF during the financial year 2020-21

Particulars	Date of Declaration of Dividend	Date of completion of seven years	Due date for transfer to IEPF	Amount as on March 31, 2020 (in ₹)
Interim Dividend 2012-13 (2nd)	29/04/13	03/06/20	03/07/20	7,457,197.40
Final Dividend 2012-13	06/06/13	11/07/20	10/08/20	1,846,935.00
Final Dividend 2012-13	27/06/13	01/08/20	31/08/20	736,304.80
Final Dividend 2012-13	24/07/13	28/08/20	27/09/20	6,005,701.00
Interim Dividend 2013-14	22/10/13	26/11/20	26/12/20	4,298,472.00
Interim Dividend 2013-14	31/10/13	05/12/20	04/01/21	14,271,742.50
Total				34,616,352.70

Ms. Prerna Halwasiya, Company Secretary & Compliance Officer of the Company is designated as the Nodal Officer under the provisions of IEPF. The contact details can be accessed on the website of the Company at www.vedantalimited.com.

SUBSIDIARIES, JOINT VENTURES AND ASSOCIATE COMPANIES

Your Company has 49 subsidiaries (15 direct and 34 indirect) as at March 31, 2020, as disclosed in the notes to accounts.

During the year and till date the following changes have taken place in subsidiary companies:

•	Vedanta Star Limited, a wholly owned subsidiary company has been merged with Electrosteel Steels Limited w.e.f. March 25, 2020.

There has been no material change in the nature of the business of the subsidiaries.

As at March 31, 2020, the Company has 6 associate companies and joint ventures.

Associate Companies and Joint Ventures:

•	RoshSkor Township (Proprietary) Limited

•	Gaurav Overseas Private Limited

•	Goa Maritime Private Limited

•	Madanpur South Coal Company Limited

•	Rampia Coal Mines and Energy Private Limited

•	Rosh Pinah Health Care (Proprietary) Limited

As required under Listing Regulations, the Consolidated Financial Statements of the Company and its subsidiaries and joint ventures, prepared in accordance with Ind AS 110 issued by the Institute of Chartered Accountants of India, form part of the Annual Report and are reflected in the Consolidated Financial Statements of the Company.

During the year, the Board of Directors have reviewed the affairs of the subsidiaries. Pursuant to Section 129(3) of the Companies Act, 2013 (the Act), a statement containing the salient features of the financial statements of the subsidiary and associate companies is attached to the financial statements in Form AOC-1. The statement also provides details of performance and financial position of each of the subsidiaries and their contribution to the overall performance of the Company.

In accordance with Section 136 of the Act, the audited Standalone and Consolidated financial statements of the Company along with relevant notes and separate audited accounts of subsidiaries are available on the website of the Company at www.vedantalimited.com. Copies of the financial statements of the Company and of the subsidiary companies shall be made available upon request by any member of the Company. Additionally, these financial statements shall also be available for inspection by members on all working days during business hours at the Registered Office of the Company.

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STATUTORY REPORTS

DIRECTORS’ REPORT CONTINUED...

MATERIAL SUBSIDIARIES

In accordance with Regulation 16(1)(c) of the SEBI Listing Regulations, your Company has the following material subsidiary companies as on March 31, 2020:-

•	Hindustan Zinc Limited (HZL), a listed subsidiary of the Company; and

•	Cairn India Holdings Limited (CIHL), unlisted subsidiary

The Company has also in place a policy on determination of material subsidiaries and the same may be accessed at www.vedantalimited.com. This objective of the Policy is to determine the Material Subsidiaries and Material Unlisted Indian Subsidiary of the Company and to provide the governance framework for such subsidiaries.

RELATED PARTY TRANSACTIONS

Your Company has in place a Policy on Related Party Transaction (RPT Policy) formulated in line with the provision of the Companies Act and Listing Regulations. The Policy may be accessed at www.vedantalimited.com.

The Policy sets out the philosophy and processes to be followed for approval and review of transactions with Related Party and intends to ensure that proper reporting, approval and disclosure processes are in place for all transactions with Related Parties.

A detailed landscape of all RPTs, specifying the nature, value, and terms and conditions of the transaction is presented to the Audit Committee. Also, a Related Party Transactions Manual-Standard Operating Procedures has been formulated to identify and monitor all such transactions.

During the fiscal 2019-20, all the contracts/arrangements/transactions entered into by the Company with the related parties were in the ordinary course of business and on an arm’s length basis and were in compliance with the provisions of the Companies Act and Listing Regulations.

All Related Party Transactions were subject to independent review by a reputed accounting firm to establish compliance with the requirements of Related Party Transactions under the Companies Act, 2013 and Listing Regulations.

Further, there have been no materially significant RPTs during the year pursuant to the provisions of the Companies Act and Listing Regulations. Accordingly, the disclosure required u/s 134(3)(h) of the Act in Form AOC-2 is not applicable to your Company.

SIGNIFICANT & MATERIAL ORDERS PASSED BY THE REGULATORS OR COURTS OR TRIBUNALS

Provided below are the significant and material orders which have been passed by any regulators or courts or tribunals against the Company impacting the going concern status and Company’s operations in future.

Iron-Ore Division – Goa Operations

Supreme Court (SC) in the Goa Mining matter in 2014 declared that the deemed mining leases of the lessees in Goa expired on November 22, 1987 and the maximum of 20 years renewal period of the deemed mining leases in Goa under the Mines and Minerals (Development and Regulation) (MMDR) Act had also expired on November 22, 2007 and directed state to grant fresh mining leases.

Thereafter, various mining leases were renewed by the state government before and on the date the MMDR Amendment Ordinance 2015 came into effect (i.e. January 12, 2015).

These renewal of mining leases were challenged before the SC by Goa Foundation and others in 2015 as being arbitrary and against the judgement of the SC in the earlier Goa mining matter. The SC passed the judgement in the matters on February 27, 2018 wherein it set aside the second renewal of the mining leases granted by the State of Goa. The court directed all lease holders operating under a second renewal to stop all mining operations with effect from March 16, 2018 until fresh mining leases (not fresh renewals or other renewals) in accordance with the provisions of the MMDR Act, 1957 and fresh environmental clearances are granted.

Subsequently, mining lessees and other mining stakeholder have filed applications in the pending Abolition Act matter for resumption of mining in the State. The Central Government has also filed an early hearing application in the long pending abolition matter.

We have now filed Special Leave Petition in the Supreme Court in appeal from the HC order against a non-consideration of our representation seeking an amendment of the mining lease till 2037 based on the provisions on the MMDR Amendment Act, 2015. This will be heard in due course. SC has on February 10, 2020 allowed the impediment of Goa foundation and another impleader. The matter will be listed in due course.

Copper Division

Copper division of Vedanta Limited has received an order from Tamil Nadu Pollution Control Board (TNPCB) on April 9, 2018 whereby they have rejected the Company’s application for renewal of Consent to Operate (CTO) for the 400,000 Metric Tonnes Per Annum (MTPA) Copper Smelter plant in Tuticorin. In furtherance to the order of TNPCB rejecting the Company’s application, the Company decided to shut its Copper smelting operations at Tuticorin and has filed an appeal with TNPCB Appellate authority against the order. During the pendency of the appeal the TNPCB vide its order dated May 23, 2018 ordered disconnection of electricity supply and closure of the Company’s Copper Smelter plant. Post this the Government of Tamil Nadu on May 28, 2018 ordered the permanent closure of the plant. The Company challenged the same in the National Green Tribunal (NGT) which passed a favorable order for reopening of the plant. The order was appealed by the TNPCB and the State of Tamil Nadu in the Supreme Court. The Supreme Court passed an order upholding the appeal and directing the Company to approach the Madras High Court for relief. The Company has filed a writ petition in the Madras High Court that is currently reserved for orders.

188    VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

In the meantime, the Madurai Bench of the High Court of Madras in a public interest litigation filed against Vedanta by Fathima Babu held through its order dated May 23, 2018, that the application for renewal of the environmental clearance for the expansion project shall be processed after a mandatory public hearing and the said application shall be decided by the competent authority on or before September 23, 2018. In the interim, the High Court ordered Vedanta to cease construction and all other activities on site for the proposed expansion project with immediate effect. Currently, the Ministry of Environment, Forest and Climate Change (“MoEF”) has updated on its website that Vedanta Limited’s environmental clearance for expansion project will be considered for ToR either upon verdict of the NGT case or upon filing of a Report from the State Government/ District Collector, Thoothukudi. Separately, SIPCOT through its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted to Vedanta Limited for the proposed expansion project. Further, the TNPCB issued order on June 7, 2018, directing the withdrawal of the consent to establish for the expansion project, which is valid until December 31, 2022. In a writ filed before Madras High Court Madurai Bench challenging the lease cancellation order, Madras High Court through order dated October 3, 2018 has granted an interim stay in favour of the Company cancelling on the cancellation of 342.22 acres of the land allotted.

Further, June 7, 2018, TNPCB withdrew the CTE granted for expansion project for a period of five years. The Company has filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB and the matter is next listed for hearingon June 26 2020.

CHANGE IN THE NATURE OF BUSINESS, IF ANY

There is no change in the nature of business of your Company during the year under review.

FAILURE TO IMPLEMENT ANY CORPORATE ACTION

There were no instances where the Company failed to implement any corporate action within the specified time limit.

SECRETARIAL STANDARDS

The Directors state that applicable Secretarial Standards as issued by the Institute of Companies Secretaries of India have been duly followed and complied by the Company.

ANNUAL RETURN

An extract of the Annual Return in prescribed form MGT-9 is annexed hereto as ‘Annexure C’ to the Director’s Report.

MATERIAL CHANGES & COMMITMENT AFFECTING THE FINANCIAL POSITION OF THE COMPANY

No material changes and commitments have occurred subsequent to the close of the financial year till the date of this Report which may affect the financial position of the Company.

MATERIAL EVENTS SUBSEQUENT TO CLOSE OF FINANCIAL YEAR

Your Company vide letter dated May 12, 2020 has informed the stock exchanges that the Company has received a letter dated May 12, 2020 from one of the members of the promoter and promoter group of the Company (“Promoter Group”) namely, Vedanta Resources Limited (“VRL”) wherein VRL has expressed its intention to, either individually or along with one or more subsidiaries, acquire all fully paid-up equity shares of the Company (“Equity Shares”) that are held by the public shareholders of the Company (as defined under the Delisting Regulations, to be referred to as “Public Shareholders”) and consequently voluntarily delist the Equity Shares from BSE Limited and National Stock Exchange of India Limited, the recognised stock exchanges where the Equity Shares are presently listed (“Stock Exchanges”), in accordance with the Delisting Regulations (“Delisting Proposal”) and if such delisting is successful, then to also delist the Company’s American Depositary Shares from the New York Stock Exchange (“NYSE”) and deregister the Company from the Securities and Exchange Commission (“SEC”), subject to the requirements of the NYSE and the SEC.

Further, the board of directors of the Company in their meeting held on May 18, 2020 have considered and granted their approval for the said Delisting Proposal and to seek shareholders’ approval for the said proposal.

The complete details can be accessed at www.vedantalimited.com.

ENERGY CONSERVATION, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO

The information on conservation of energy, technology absorption stipulated under Section 134(3)(m) of the Act read with Rule 8 of the Companies (Accounts) Rules, 2014, is annexed herewith as ‘Annexure E’

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STATUTORY REPORTS

DIRECTORS’ REPORT CONTINUED...

The details of the Foreign Exchange Earnings and Outgo are as follows:

		(₹ in crore)
Particulars	Year Ended March 31, 2020	Year Ended March 31, 2019
Expenditure in foreign currency	1,357	4,026
Earnings in foreign currency	16,462	18,596
CIF Value of Imports	13,512	19,010

LEGAL, COMPLIANCE, ETHICS AND GOVERNANCE FUNCTION

Through its concerted efforts to generate value while keeping integrity at the forefront, the Legal function of your Company is a valued partner in providing regulatory support and gauging the viability of strategic assistance for business partnership and expansion. It ensures advisory and compliance services pertaining to existing regulations and legislative developments for facilitating business agenda in the areas of effective claims and contract management, mergers and acquisitions, dispute resolution, litigation and adherence to competition, business ethics and governance.

With the aim to ensure smooth operations and safeguard interests of your Company for business growth and sustenance in an evolving, ambiguous and complex environment, the function continues to focus on presenting areas of opportunities; mitigating risks; providing proactive assistance to other functions and departments; and bringing about policy changes based on persistent interaction with various Government bodies and industrial associations like CII and FICCI.

As newer technologies continue to transform the market, your Company ensures adeptness in mechanisms to safeguard the data security and privacy of our stakeholders with enhanced legal and security standards. Simultaneously, to meet the growing business needs, the Legal function continues to seek and identify technological opportunities while harnessing existing know-how to streamline compliance frameworks, litigation management and conduct online ethics awareness training.

Our organisational values and principles are made applicable to all our employees through our Code of Business Conduct and Ethics. In a bid to create a better understanding of its practical implications, the Legal function conducts an annual online ethics training module to necessitate all employees to mandatorily embrace the values and principles embodied as a part of the afore-mentioned Code. Additionally, the function drives an Ethics Compliance Month initiative for raising awareness by conduct of employee trainings in areas of ethical concern such as insider trading, prevention of sexual harassment, anti-bribery, anti-corruption and anti-trust laws through use of interactive learning tools.

Through our Supplier Code of Conduct, we also ensure that third parties, including their employees, agents and representatives who have a business relationship with your Company, are bound by industry standards as well as applicable statutory requirements concerning labour and human rights; health, safety and environment; and business integrity.

DIRECTORS RESPONSIBILITY STATEMENT

Pursuant to Section 134 of the Companies Act, 2013, your Directors, to the best of their knowledge and belief, hereby state that:-

(a)	in the preparation of the annual accounts, the applicable accounting standards has been followed and there are no material departures from the same;

(b)

they have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year, i.e. March 31, 2020 and of the profit and loss of the Company for that period;

(c)

they have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 2013 for safeguarding the Company’s assets and for preventing and detecting fraud and other irregularities;

(d)	the annual accounts have been prepared on a going concern basis;

(e)	they have laid down internal financial controls to be followed by the Company and that such internal financial controls are adequate and are operating effectively; and

(f)	proper systems have been devised to ensure compliance with the provisions of all applicable laws and that such systems were adequate and operating effectively.

AWARDS AND RECOGNITIONS

Your Company has maintained the highest standards of corporate governance. In its constant quest for growth and excellence, your Company has been winning accolades and is delighted to receive phenomenal share of recognitions and awards at various forums for its unique innovations and contributions towards its stakeholders & the society as a whole.

190    VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

These acknowledgements are testament of the Company’s progress and its commitment towards delivering value for all its stakeholders.

The details of the key honours received by the Company during the years have been elucidated in separate section in the Annual Report.

ACKNOWLEDGEMENT

Your Directors wish to place on record, their sincere appreciation to the Central and State Government Authorities, Bankers, Stock Exchanges, Financial Institutions, Analysts, Advisors, Local Communities, Customers, Vendors, Business Partners, Shareholders and Investors forming part of the Vedanta family for their continued support, assistance and encouragement extended to us during the year.

Our business was built with a simple mission envisioned by the Group’s Chairman, Mr. Anil Agarwal, “To create a leading global natural resource company.” In a bid to accomplish the mission, the Company is deftly managed by an adroit set of leaders with global and diverse experience in the sector. The professionally equipped and technically sound management has set progressive policies and objectives, follows global practices, all with a pragmatic vision to take the Company ahead to the next level.

We would also like to take this opportunity to extend our earnest regard to all our employees for their zealous enthusiasm and interminable efforts directed towards lodging significant contributions to the growth of the Company.

We further undertake to express our heartiest gratitude to all our stakeholders for their unflinching faith in their Company.

We look forward for bestowal of your support as we diligently strive to deliver sustained value for our stakeholders and inscribe on the footprints of nation building for one of the fastest growing economies of the world.

For and on behalf of the Board of Directors

Anil Agarwal

Non-Executive Chairman

DIN: 00010883

Place: Mumbai

Date: June 6, 2020

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STATUTORY REPORTS

ANNEXURE A

ANNUAL REPORT ON CORPORATE SOCIAL RESPONSIBILITY ACTIVITIES

AS PRESCRIBED UNDER SECTION 135 OF THE COMPANIES ACT, 2013 READ WITH COMPANIES (CORPORATE SOCIAL RESPONSIBILITY POLICY) RULES, 2014

1.	A brief outline of the Company’s CSR policy, including overview of projects or programmes proposed to be undertaken and a reference to the web-link to the CSR policy and projects or programmes:

Vedanta Limited firmly believes in the coexistence of business and communities and is committed to the development of an eco-system of prosperity in the society around operations.

As a responsible corporate citizen, we believe that our neighbourhood communities are our primary stakeholders and we seek to build mutually supportive relationships with them. It is this integration of business and CSR which provides us the social licence to operate and ushers in a different developmental paradigm towards sustainable change in society. As part of our CSR policy, we believe in partnering with government agencies, development organisations, corporates, civil societies & community-based organisations to implement durable and meaningful initiatives.

We also believe that our employees have the potential to contribute towards building strong communities through sharing their knowledge and expertise. Hence, we proactively create opportunities whereby employees can also connect and contribute.

The Company complies with Section 135 of the Act and the approach is focused on long-term programmes aligned with community needs and national priorities, including Sustainable Development Goals. There are ten broad thematic areas under which the Company undertakes its community development projects. The Nandghar Project is among the Company’s flagship national initiatives, which aims to build new-age Anganwadis for ensuring the health and learning of young children in rural areas, and also for becoming a platform of women’s empowerment and skilling.

More on Vedanta’s CSR policy may be seen at www.vedantalimited.com.

2.	The Composition of the CSR Committee:

As on March 31, 2020, the Company’s Corporate Social Responsibility (CSR) Committee comprised of seven (7) members including four

(4) Independent Directors, one (1) Whole-Time Directors and two (2) Non-Executive Director as per below details:-

Name	Designation
Mr. MK Sharma	Chairman, Independent Director
Mr. K Venkataramanan	Independent Director
Mr. Aman Mehta(1)	Independent Director
Mr. UK Sinha	Independent Director
Ms. Priya Agarwal	Non-Executive Director
Mr. Tarun Jain(2)	Non-Executive Director
Mr. Srinivasan Venkatakrishnan(3)	Whole-Time Director & CEO

(1)	Mr. Aman Mehta ceased to be Independent Director of the Company effective close of business hours from May 16, 2020.

(2)	Mr. Tarun Jain ceased to be a Non-Executive Director w.e.f. April 1, 2020.

(3)	Mr. S Venkatakrishnan resigned from the position of Whole-Time Director & CEO w.e.f. close of business hours on April 5, 2020.

3.	Average net profit of the Company for the three financial years

The average net profit of the Company for the last three financial years is ₹ 626 crores.

4.	Prescribed CSR Expenditure (two percent of the amount shown as in item 3 above):

Base on the average net profit of the Company for the last three financial years, the Company is required to spend ₹ 13 crores on its CSR activities. The Company as a good corporate citizen has spent ₹ 52.66 crores in FY 2019-20 on its CSR activities.

5&6. Details of CSR spent during the financial year and in case the Company has failed to spend the two per cent of the average net profit of the last three financial years or any part thereof, the Company shall provide the reasons for not spending the amount in its Board report.

The Company has invested ₹ 52.66 crores in the year 2019-20 under different projects across its operations. This reaffirms the commitment of Company to ensure sustainable development of its business and community together. The detailed business unit wise CSR spend has been given in the required format.

192      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

On a consolidated basis, the detailed CSR spent for FY 2019-20 is provided below:-

Spend FY 2020
Vedanta Limited (Standalone) (A)	52.66
Vedanta Subsidiaries (India) (B)
Talwandi Sabo Power Limited (TSPL)	1.12
Hindustan Zinc Limited (HZL)	131.65
Bharat Aluminium Company Limited (BALCO)	5.86
BALCO Hospital	77.53
Sesa Resources Limited (SRL)	7.27
Sesa Mining Corporation Limited (SMCL)	0.00
Electrosteel Steels Limited (ESL)	1.52

Total (B)	224.95

Vedanta Subsidiaries (Global) (C)
Zinc International
(Skorpion Zinc (SZ) & Black Mountain Mining Proprietary Limited (BMM ))	18.85

Total (C)	18.85

Total CSR Spent	296.46

7.	A responsibility statement of the CSR Committee that the implementation and monitoring of CSR Policy, is in compliance with CSR objectives and Policy of the Company.

The CSR Committee of the Company hereby confirms that the implementation and monitoring of CSR Policy, is in compliance with CSR objectives and policy of the Company.

MK Sharma
Non-Executive and Independent Director
(Chairman of CSR Committee)
DIN: 00327684

Sunil Duggal
Chief Executive Officer

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STATUTORY REPORTS

ANNEXURE A CONTINUED...

Vedanta Limited – Lanjigarh
			Project or Programme			Amount Spent*
Sl. No.	CSR Project or Activity Identified	Sector in which the project is covered	Area	Name of District	Amount Outlay*	Direct	Overheads	Cumulative Spend till reporting period	Amount Spent, Direct or implementing agency
1	Mid Day Meal	Children Well-being & Education	Lanjigarh Block	Kalahandi District	1.00	—	—	—	NA
2	Child Welfare Project (2.5 yrs to 6 yrs)	Children Well-being & Education	Lanjigarh Block	Kalahandi District	0.65	0.58	—	0.58	Direct
3	Support to schools	Children Well-being & Education	Lanjigarh Block	Kalahandi District	0.15	0.11	—	0.11	Direct
4	Scholarship	Children Well-being & Education	Lanjigarh Block	Kalahandi District	0.05	0.04	—	0.04	Direct
5	Shiksha Sambal (8th, 9th & 10th Coaching)	Children Well-being & Education	Lanjigarh & Muniguda Block	Kalahandi & Rayagada District	0.20	0.15	—	0.15	FIDR
6	Magic Bus	Children Well-being & Education	Lanjigarh Block	Kalahandi District	0.43	—	—	—	Direct
7	Nandghar	Children Well-being & Education	Lanjigarh Block	Kalahandi District	0.40	—	—	—	Direct
8	Promoting Preventive Health through Vedanta Hospital, Ambulance and MHU	Health	Lanjigarh & Muniguda Block	Kalahandi & Rayagada District	4.00	3.43	—	3.43	PVO
9	Maa Santoshi Jankalyan Hospital, Bankakundru	Health	Lanjigarh Block	Kalahandi District	0.15	0.12	—	0.12	MSJK
10	Providing Safe Drinking Water	Health, Water & Sanitation	Lanjigarh & Muniguda Block	Kalahandi & Rayagada District	0.15	0.06	—	0.06	Direct
11	Sakhi (Women SHG Promotion, Stregthening and IGA inclusion)	Women Empowerment	Lanjigarh & Muniguda Block	Kalahandi & Rayagada District	1.15	0.25	—	0.25	Mahashakti Foundation
12	Promotion sustainable Agriculture practices – SRI, Sunflower, farmers Club, Farm activity	Agriculture	Lanjigarh Block	Kalahandi District	5.00	—	—	—	NA
13	Tribal Art & Dhokra Art	Livelihood	Lanjigarh Block	Kalahandi District	0.30	0.16	—	0.16	Mahashakti Foundation
14	Skill Development	Skill Development	Lanjigarh Block	Kalahandi District	0.10	—	—	—	NA
15	Need based infrastructre development projects	Rural Development	Lanjigarh & Muniguda Block	Kalahandi & Rayagada District	3.00	1.31	—	1.31	Direct
16	Promotion of Sports & Culture	Sports & Culture	Lanjigarh & Muniguda Block	Kalahandi & Rayagada District	0.25	0.04	—	0.04	Direct
17	Baseline/Impact studies, Audit, Magazine, Award, Travel, Village Coordinator etc.	Programme & Admin	Lanjigarh & Muniguda Block	Kalahandi District	1.46	—	0.46	0.46	Direct as well as through partners (SATTVA, Subhash Mittal & Associates)
18	Admin Salary	Programme & Admin	Lanjigarh Block	Kalahandi District	1.50	—	—	—	Direct

	Sub-Total				19.94	6.26	0.46	6.72

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Vedanta Limited – Jharsuguda
			Project or Programme			Amount Spent*
Sl. No.	CSR Project or Activity Identified	Sector in which the project is covered	Area	Name of District	Amount Outlay*	Direct	Overheads	Cumulative Spend till reporting period	Amount Spent, Direct or implementing agency
19	Mobile Health Unit	Health Care	Jharsuguda	Jharsuguda	0.52	0.34	—	0.34	Wockhardt Foundation/ Dist. Health Dept.
20	Project Jagruti: Prevention of HIV / AIDS	Health Care	Jharsuguda	Jharsuguda					OSACS/ Health Institution
21	Drinking water & Sanitation initiatives: water tanker and other facilities for drinking water	Health, Water & Sanitation	Jharsuguda	Jharsuguda	0.05	0.03	—	0.03	Direct through Community Member/ Municipality/ Contractor
22	Village cleanliness drive	Sanitation	Jharsuguda	Jharsuguda	0.30	0.34	—	0.34	Direct through Contractor & Community Member
23	Vedanta DAV Scholarship Programme	Children Wellbeing & Education	Jharsuguda	Jharsuguda	0.53	0.54	—	0.54	DAV institution
24	Other Educational Initiatives: VVVY Project/ Additional teacher/ Tutorial Classes/ Bridge school/ Competitive exam preparation classes	Children Wellbeing & Education	Jharsuguda	Jharsuguda	0.20	0.20	—	0.20	AJKA/Govt. Education Department, Village Education Department
25	Computer Literacy around periphery villages	Children Wellbeing & Education	Jharsuguda	Jharsuguda	0.04	0.02	—	0.02	Vedanta Foundation
26	Promoting Smart Classes & Mini-Science lab in 5 Odiya medium school	Children Wellbeing & Education	Jharsuguda	Jharsuguda	0.06	0.14	—	0.14	Stem Learning
27	Women Empowerment: Subhalaxmi Co-op, Capacity Buidling, Micro Enterprises	Sustainable Livelihood & Promotion of agriculture & Skill Dev.	Jharsuguda	Jharsuguda	0.12	0.04	—	0.04	Subhalaxmi Co-op
28	Farm Activity: Project Jeevika Samridhhi & other initiative		Jharsuguda	Jharsuguda	0.22	0.11	—	0.11	SEWA, Agriculture Dept, Horticulture Dept
29	Skill Development Programme		Jharsuguda	Jharsuguda	0.48	—	—	—	New Agency
30	Supporting Sports & Culture events	Sports & Culture	Jharsuguda	Jharsuguda	0.13	0.18	—	0.18	Direct through Community Member
31	Plantation & its Maintenance	Environment	Jharsuguda	Jharsuguda	0.24	0.22	—	0.22	Pvt. Organistion/ Govt.
32	Basic and Social Infrastruture Projects	Rural Development	Jharsuguda	Jharsuguda	1.63	1.17	—	1.17	Direct through Contractor & Community Member
33	Programme Coordination exp, Study, MIS, Audit, Village Coordinator, Tour & Travel, EVP etc.	Programme & Admin	Jharsuguda	Jharsuguda	1.43	—	0.35	0.35	NA
34	Cyclone Releif Fund/ Material – FANI, COVID-19 response	Emergency Relief Fund	BBSR/ Puri/ Jharsuguda	BBSR/ Puri/ Jharsuguda	—	0.64	—	0.64	Direct through Agency, Contractor

	Sub-Total				5.95	3.98	0.35	4.33

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STATUTORY REPORTS

ANNEXURE A CONTINUED...

Iron Ore Business
			Project or Programme			Amount Spent*
Sl. No.	CSR Project or Activity Identified	Sector in which the project is covered	Area	Name of District	Amount Outlay*	Direct	Overheads	Cumulative Spend till reporting period	Amount Spent, Direct or implementing agency
35	Agriculture rejuvenation and dairy farming project	Agriculture and Animal Husbandry	Amona Navelim, Megalahalli, Bommavvanagthihalli	North Goa & Chitradurga	1.61	0.30	—	0.30	Direct
36	Evening study center	Children’s Well-being & Education	Megalahalli, Bommavvanagthihalli, Konanuru	Chitradurga	0.06	0.04	—	0.04	Implementing agency MYRADA
37	Support to Educational institutions & Scholarship	Children’s Well-being & Education	Megalahalli, Bommavvanagthihalli, Konanuru, Amona, Navelim	North Goa, Chitradurga	0.89	0.45	—	0.45	Direct
38	Skill development for youths/Vedanta Computer Literacy Programme	Skill Development	Megalahalli, Bommavvanagthihalli & Navelim	Chitradurga & North Goa	0.42	0.07	—	0.07	Direct/Vedanta Foundation
39	Anganwadi Renovation Programme	Children’s Well- being & Education	Dharwad, Manoharpur	Dharwad, West Singhbum	1.95	0.29	—	0.29	Direct
40	Community Medical Centers (CMC), Mobile Health Vans	Health	Amona, Navelim, Meghanhalli, Manoharpura	North Goa, Chitradurga, West Singhbum	1.34	0.76	—	0.76	Implementing agency MYRADA in Chitradurga & Voluntary Health Association of Goa in Goa & SevaMob in Manoharpur
41	Health campaigns & Awareness sessions	Health	Amona, Navelim, Meghanhalli,	North Goa, Chitradurga	0.01	—	—	—	Directly
42	Drinking water projects	Health (Drinking water)	Amona, Navelim, Meghanhalli, Sonshi, Manoharpur	North Goa, Chitradurga, West Singhbum	1.38	0.64	—	0.64	Direct
43	Sanitation units	Health (Sanitation)	Amona, Navelim	North Goa, Chitradurga	0.10	0.04	—	0.04	Direct
44	Women SHG formation & training	Women Empowerment	Amona, Navelim, Meghanhalli	NorthGoa, Chitradurga	0.44	0.06	—	0.06	Direct/MYRADA
45	Sports & cultural programme	Sports & Culture	Amona, Navelim, Meghanhalli, Manoharpura	North Goa, Chitradurga	0.25	0.13	—	0.13	Direct
46	Environment Protection and Restoration	Environment	Amona, Navelim	North Goa	0.05	0.01	—	0.01	Direct
47	Need Based community infrastructures	Rural Development	Amona, Navelim, Meghanhalli, Manoharpura	North Goa, Chitradurga, Manoharpur	3.39	0.22	—	0.22	Direct
48	CSR Audit, Study and other admin	Programme & Admin	Across operational areas in Goa & Chitradurga	North Goa, South Goa & Chitradurga	2.18	—	0.06	0.06	Direct

				Total	14.07	3.01	0.06	3.07

196    VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

Sterlite Copper
			Project or Programme			Amount Spent*
Sl. No.	CSR Project or Activity Identified	Sector in which the project is covered	Area	Name of District	Amount Outlay*	Direct	Overheads	Cumulative Spend till reporting period	Amount Spent, Direct or implementing agency
49	Evening study center	Education	Thoothukudi	Thoothukudi	1.00	0.05	—	0.05	Thulasi social trust/ Bell education and women empowerment society/ Dhaayagam social welfare trust	)
50	Girl child education promotion	Education	Thoothukudi	Thoothukudi	0.30	0.25	—	0.25	Humana People to People India
51	Scholarship	Education	Thoothukudi	Thoothukudi	4.00	3.99	—	3.99	Direct
52	Educational Support	Education	Thoothukudi	Thoothukudi	—	0.01	—	0.01	Direct
53	Sterlite school	Education	Thoothukudi	Thoothukudi	7.00	0.14	—	0.14	Mukesh Associates
54	Summer camp	Education	Thoothukudi	Thoothukudi	—	0.02	—	0.02	Direct
55	Blood donation camp	Health	Thoothukudi	Thoothukudi	0.01	0.00	—	0.00	Direct
56	Pediatric block construction	Health	Thoothukudi	Thoothukudi	0.75	—	—	—	Direct
57	Mobile health unit	Health	Thoothukudi	Thoothukudi	0.50	0.03	—	0.03	Direct
58	Govt. Hospital maintenance	Health	Thoothukudi	Thoothukudi	0.06	0.04	—	0.04	Direct
59	Vision to all (eye camp)	Health	Thoothukudi	Thoothukudi	0.04	—	—	—	Aravind Eye hospital
60	Special camps	Health	Thoothukudi	Thoothukudi	0.10	—	—	—	Direct
61	Sterlite hospital	Health	Thoothukudi	Thoothukudi	10.00	—	—	—	Mukesh Associates
62	Medical Assistance programme	Health	Thoothukudi	Thoothukudi	—	0.33	—	0.33	Direct
63	Child friendly village	Child Care	Thoothukudi	Thoothukudi	0.02	0.01	—	0.01	Direct
64	Nandghar	Children Well-being & Education	Thoothukudi	Thoothukudi	0.30	—	—	—	NA
65	Tree plantation	Environment	Thoothukudi	Thoothukudi	4.00	4.44	—	4.44	APM, Sakthi Nursery garden, royal agencies
66	Establishment of Kitchen Gardening – Distribution of seed kits to families	Agriculture	Thoothukudi	Thoothukudi	0.03	—	—	—	Direct
67	Irrigation channel cleaning	Agriculture	Thoothukudi	Thoothukudi	0.60	0.20	—	0.20	Direct
68	Cattle Camp	Animal husbandry	Thoothukudi	Thoothukudi	0.05	—	—	—	Direct
69	Youth Resource Center	Youth Development	Thoothukudi	Thoothukudi	2.50	0.08	—	0.08	Seetha Skill center
70	Livelihood support	Livelihood	Thoothukudi	Thoothukudi	—	0.06	—	0.06	Direct
71	Sports	Sports Development	Thoothukudi	Thoothukudi	0.20	0.17	—	0.17	Direct
72	Women Resource Center	Women Empowerment	Thoothukudi	Thoothukudi	3.72	0.34	—	0.34	Thulasi social trust/ Bell education and women empowerment society/ Dhaayagam social welfare trust	)
73	Infrastructure development	Rural Development	Thoothukudi	Thoothukudi	1.00	0.82	—	0.82	Direct
74	Drinking water	Drinking water	Thoothukudi	Thoothukudi	1.30	0.90	—	0.90	Vijay enterprises, Sri sudalai enterprises, Liya francis aqua water
75	Model village	Model village	Thoothukudi	Thoothukudi	1.00	—	—	—	NA
76	Audit, Study and others	Programme & Admin	Thoothukudi	Thoothukudi	2.55	0	0.23	0.23	NA
77	Cultural	Cultural Development	Thoothukudi	Thoothukudi	—	0.08	—	0.08	Direct

	Sub-Total				41.03	11.95	0.23	12.18

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    197

STATUTORY REPORTS

ANNEXURE A CONTINUED...

Vedanta Limited – Cairn, Oil & Gas
			Project or Programme			Amount Spent*
Sl. No.	CSR Project or Activity Identified	Sector in which the project is covered	Area	Name of District	Amount Outlay*	Direct	Overheads	Cumulative Spend till reporting period	Amount Spent, Direct or implementing agency
78	Swasthya Saarthi (Mobile Health Van) in Rajasthan and Gujarat	Healthcare	Rajasthan	Barmer, Jalore, Patan, Dwarka, Radhanpur, Jamnagar, Rajkot, Banaskantha, Bhogat, Ahmedabad	4.02	2.91	—	2.91	Wockhardt Foundation, Helpage India and Dhara Sansthan funds routed through Cairn Foundation
79	Project Navkiran (Functionalisation of FRUs for better maternal and child care)	Healthcare	Rajasthan	Barmer	2.03	0.55	—	0.55	IPE Global, RACHNA
80	NRM and Farm Based Interventions in Barmer (Barmer Unnati)	Agriculture & Animal Husbandry	Rajasthan	Barmer and Jalore	3.80	2.15	—	2.15	BAIF and BJSS
81	Green City project	Community Infrastructure Development	Rajasthan	Barmer	5.07	0.22	—	0.22	Anil Construction Company, Design Shapers, Amrit Lal Khatri, and BJSS
82	Project Tamana (Supporting differently bled children)	Children Wellbeing & Education	Gurgaon	Delhi	0.26	0.35	—	0.35	Tamana
83	Shifting of 32 old RO plants	Drinking Water & Sanitation	Rajasthan	Barmer and Jalore	1.96	1.59	—	1.59	Swajal
84	Support to Barmer District Hospital (3 Specialist doctors and 62 housekeepers) and Ambulance	Healthcare	Rajasthan	Barmer	4.37	2.12	—	2.12	Barmer Jan Sewa Samiti and Care India
85	Green Belt Maintenance	Environment & Sustainability	Gurgaon	Barmer	0.15	0.02	—	0.02	Nimbus Harbor
86	Skill development in CEC and CCoE in Rajasthan	Skill Development	Rajasthan	Barmer, Jalore and Jodhpur	8.44	2.98	—	2.98	SEEDS and Nettur Technical Training Foundation, Mohangarh Engineering Construction Co. (MECC), Adfactor and TATA AIG Insurance
87	Project Nandghar (Green & brown field)	Children Wellbeing &	Rajasthan	Barmer	4.45	2.14	—	2.14	CHETNA and Gujarat CSR Authority
88	Project Impact & Research	Children Wellbeing & Education, Agriculture and Animal Husbandry, Skill Development, Healthcare etc.	Rajasthan, Gujarat, Andhra Pradesh and Delhi	East Godavari (AP), Barmer, Jalore (Rajasthan), Patan, Dwarka, Radhanpur, Jamnagar, Rajkot, Banaskantha, Bhogat, Ahmedabad (Gujarat) and Delhi	2.00	1.27	—	1.27	NRMC

198    VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

Vedanta Limited – Cairn, Oil & Gas
			Project or Programme			Amount Spent*
Sl. No.	CSR Project or Activity Identified	Sector in which the project is covered	Area	Name of District	Amount Outlay*	Direct	Overheads	Cumulative Spend till reporting period	Amount Spent, Direct or implementing agency
89	Jeevan Amrit (Safe Drinking Water)	Drinking Water & Sanitation	Rajasthan	Barmer and Jalore	7.58	1.06	—	1.06	Waterlife, Ultrathon Electrics
90	Maru Sagar (Dairy Development) in Barmer	Agriculture & Animal Husbandry	Rajasthan	Barmer	0.52	0.65	—	0.65	Society to Uplift Rural Economy (SURE)
91	Support to Primary Health Centre (S’yanam) – Support of medical staffs	Healthcare	Andhra Pradesh	East Godavari	0.27	0.41	—	0.41	District Health Department
92	Annual CSR Contribution towards Rural Development projects in East Godavari	Community Infrastructure development	Andhra Pradesh	East Godavari	2.00	2.00	—	2.00	District Administration, East Godavari
93	School Sanitation Project (Improving sanitation & drinking water facilities in 28 schools)	Children Wellbeing & Education	Rajasthan	Barmer and Jalore	—	0.22	—	0.22	Yuva Unstoppable
94	Cairn Pink City Half Marathon (4th Edition) focused on fitness & health programs in Barmer & Jaipur	Sports & Culture	Rajasthan	Barmer and Jaipur	0.30	0.50	—	0.50	GT healthcare Trust and 67th AIP Wrestling Cluster 2018
95	Maru Samvad Project (IEC through community of National threatre tool)	IEC & Days Importance & Relief	Rajasthan	Barmer	—	0.16	—	0.16	BNKVS Group of Theatre Society
96	Contribution to Chief Minister’s Relief Funds (Assam Flood)	IEC & Days of National Importance & Relief	Assam	Assam	—	0.02	—	0.02	Govt. of Assam
97	Shifting of Solar Mini Grid Plant from Rawatsar to CEC, Barmer and Solar Power back Up for Kawas RO Plant in Barmer	Environment & Sustainability	Rajasthan	Barmer	—	0.04	—	0.04	Sun Shakti Solar Systems and Ultrathon Electric
98	Project Divyang (Support to 10 Indian Para athletes from Rajasthan and Gujarat)	Sports & Culture	Rajasthan & Gujarat		0.25	0.32	—	0.32	Paralympic Committee of India
99	Community Helpdesk Project to link communities to Govt. Safety nets and schemes	IEC & Days of National Importance & Relief	Gujarat	Ahmedabad	—	0.12	—	0.12	Gujarat CSR Authority
100	Education Project (Improving the learning outcomes of students in 20 govt schools in Rajasthan and 33 schools in Gujarat)	Children Wellbeing & Education	Rajasthan	Barmer and Ahmedabad	1.88	2.88	—	2.88	Bodh Shiksha Samiti and Yuva Unstoppable

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    199

STATUTORY REPORTS

ANNEXURE A CONTINUED...

Vedanta Limited – Cairn, Oil & Gas
			Project or Programme			Amount Spent*
Sl. No.	CSR Project or Activity Identified	Sector in which the project is covered	Area	Name of District	Amount Outlay*	Direct	Overheads	Cumulative Spend till reporting period	Amount Spent, Direct or implementing agency
101	Support to 67th All India Police Wrestling Cluster for promotion of Rural Sports and Other projects	Sports & Culture	Rajasthan	Jaipur	2.00	0.06	—	0.06	67th AIP Wrestling Cluster 2018
102	CSR Audit and Consultancy	Programme Admin	Rajasthan	Barmer, Jalore, Patan, Dwarka, Radhanpur, Jamnagar, Rajkot, Banaskantha, Bhogat, Ahmedabad, S.Yanam, Delhi	0.60	—	0.56	0.56	Subhash Mittal Associates, KPMG, TR Chadha, Nyati Mundra, Cairn Foundation and Nimbus
103	Misc. Projects (CSR Award – CSR Health Impact Award, CII Sustainability Award, Application fee, Zee Business CSR Award, India CSR Award), CSR films	Programme Admin	Rajasthan	—	0.10	—	0.04	0.04	Blue Pen Media, Fun & Joy, Registrar Trademark and The Print Hub
104	CSR Studies and Digitilisation	Programme Admin	Assam, Rajasthan, Gujarat, Andhra Pradesh and Patan, Dwarka, Delhi	East Godavari (AP), Jorhat in Assam, Barmer, Jalore, Radhanpur, Jamnagar, Rajkot, Banaskantha, Bhogat, Ahmedabad, S.Yanam, Delhi	0.95	—	1.04	1.04	NRMC, Goodera
105	Salary	Programme Admin	Rajasthan, Gujarat, Andhra Pradesh and Delhi	—	3.20	—	—	—

	Sub-Total				56.20	24.72	1.64	26.36

	Total				137.18	49.91	2.74	52.66

*	Difference in sum of activity wise expenditure and total expenditure is due to round off of activity wise figures.

200    VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

Annexure B

Disclosure in Directors’ report as per provisions of Section 197 of the Companies Act, 2013 read with Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

Sl. No.	Requirement

1	Ratio of the remuneration of each director to the median remuneration of the employees of the Company for the financial year

2	Percentage increase in remuneration of each director, Chief Financial Officer, Chief Executive Officer, Company Secretary or Manager, if any, in the financial year

Disclosure
Name of the Director	Category	Ratio
Navin Agarwal (1)	Executive Chairman	263.37
Srinivasan Venkatakrishnan (2) (Ceased to be Director w.e.f. close of business hours on April 5, 2020)	Whole-Time Director & Chief Executive Officer	180.19
GR Arun Kumar	Whole-Time Director & Chief Financial Officer	89.70
Aman Mehta (Ceased to be an Independent Director w.e.f. May 17, 2020)	Independent Director	12.97
K Venkataramanan	Independent Director	12.43
Lalita D Gupte	Independent Director	13.20
Mahendra Kumar Sharma	Independent Director	10.96
Ravi Kant (Ceased to be an Independent Director w.e.f. June 1, 2020)	Independent Director	2.16
UK Sinha	Independent Director	12.97
Tarun Jain (Ceased to be a Director w.e.f. April 1, 2020)	Non-Executive Director	46.93
Priya Agarwal	Non-Executive Director	12.20
Name	Category	Increment Percentage
Navin Agarwal	Executive Chairman	0%
Srinivasan Venkatakrishnan (Ceased to be Director w.e.f. close of business hours on April 5, 2020)	Whole-Time Director & Chief Executive Officer	0%
GR Arun Kumar	Whole-Time Director & Chief Financial Officer	15%
Prerna Halwasiya	Company Secretary & Compliance Officer	15%

3	Percentage increase in the median remuneration of employees in the financial year	The median remuneration of the employees in the financial year was increased by 3.15%
4	Number of permanent employees on the rolls of Company	There were 9,405 employees of Vedanta Limited as on March 31, 2020
5	Average percentile increase already made in the salaries of employees other than the managerial personnel in the last financial year and its comparison with the percentile increase in the managerial remuneration and justification thereof and point out if there are any exceptional circumstances for increase in the managerial remuneration

Average increment in FY 2019-20 for Managerial Personnel (M4 and Above): 8.26%

Average Increment in FY 2019-20 for Non-Managerial Personnel (M5 and Below): 9.20%

No exceptional increase given in the managerial remuneration

6	Affirmation that the remuneration is as per the remuneration policy of the Company	Yes

Notes:

1.	The ratio inclusive of remuneration received from Vedanta Resources Limited, UK, the Holding Company, for Mr. Navin Agarwal is 275.19.
2.	The ratio inclusive of remuneration received from Vedanta Resources Limited, UK, the Holding Company, for Mr. Srinivasan Venkatakrishnan is 405.45.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    201

STATUTORY REPORTS

ANNEXURE C

Form No. MGT-9

EXTRACT OF ANNUAL RETURN

as on the financial year ended on March 31, 2020

[Pursuant to Section 92(3) of the Companies Act, 2013 and Rule 12(1) of the Companies

(Management and Administration) Rules, 2014]

I.	REGISTRATION AND OTHER DETAILS:

1.	CIN	L13209MH1965PLC291394
2.	Registration Date	June 25, 1965
3.	Name of the Company	Vedanta Limited
4.	Category/Sub-Category of the Company	Public Listed Company
5.	Address of the Registered office and contact details	1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue,
Atul Projects, Chakala, Andheri (East),
Mumbai – 400 093, Maharashtra
E-mail ID : Comp.Sect@vedanta.co.in
Tel: +91 22 6643 4500
Fax: +91 22 6643 4530
Website: www.vedantalimited.com
6.	Whether listed company	Yes
7.	Name, Address and Contact details of Registrar and Transfer Agent, if any	KFin Technologies Private Limited (Erstwhile Karvy Fintech Private Limited)
Selenium Building, Tower-B, Plot No.31-32, Gachibowli,
Financial District, Nanakramguda, Serilingampally, Hyderabad, Rangareddi – 500 032, Telangana, India
Email id: einward.ris@kfintech.com
Tel: +91 40 3321 1000 / 6716 2222
Fax: +91 40 2331 1968
Website: www.kfintech.com

II.	PRINCIPAL BUSINESS ACTIVITIES OF THE COMPANY

All the business activities contributing 10% or more of the total turnover of the Company shall be stated:-

Sl. No.	Name and Description of main products /services	NIC Code of the Product/service	% to total turnover of the Company
1.	Copper & Copper products	24201	16.70
2.	Aluminum & Aluminum products	24202	54.08
3.	Extraction of crude petroleum / Extraction of natural gas	0610/0620	18.84

III.	PARTICULARS OF HOLDING, SUBSIDIARY AND ASSOCIATE COMPANIES

Sl. No.	Name of the Company*	Registered Office	CIN / GLN	Holding/Subsidiary/ Associate	% shares held	Applicable Section
1	Twin Star Holding Limited	C/o IQ EQ Corporate Services (Mauritius) Ltd 33, Edith Cavell Street, Port Louis, 11324, Mauritius	—	Holding Company	37.11	2(46)
2	Finsider International Company Limited	30 Berkeley Square London, W1J 6EX	—	Holding Company	10.80	2(46)
3	Westglobe Limited	C/o IQ EQ Corporate Services (Mauritius) Ltd 33, Edith Cavell Street, Port Louis, 11324, Mauritius	—	Holding Company	1.19	2(46)
4	Welter Trading Limited	205, 28th Oktovriou Avenue, Louloupsi Court, 1st Floor, P.C. 3035, Limassol, Cyprus, P.O. Box 51625, 3507, Limassol, Cyprus	—	Holding Company	1.03	2(46)

Note:

*	All the above entities are subsidiaries of Volcan Investment Limited, the ultimate Holding Company.

202    VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

SUBSIDIARIES
Sl. No.	Name of the Company	Address of the Company	CIN / GLN	Holding/ Subsidiary/ Associate	% shares held	Applicable Section
1	Hindustan Zinc Limited	Yashad Bhavan, Yashadgarh, Udaipur, Rajasthan – 313 004	L27204RJ1966PLC001208	Subsidiary	64.92%	2(87)
2	Bharat Aluminium Company Limited	Aluminium Sadan, Core -6, Scope Office Complex, 7 Lodhi Road, New Delhi – 110 003	U74899DL1965PLC004518	Subsidiary	51%	2(87)
3	MALCO Energy Limited	SIPCOT Industrial Complex, Madurai Bypass Road, T.V. Puram P.O. Tuticorin, Tami Nadu – 628 002	U31300TN2001PLC069645	Subsidiary	100%	2(87)
4	Copper Mines of Tasmania Pty Limited	Norton Rose Fulbright Australia, Grosvenor Place, Level 16, 225 George Street, Sydney, NSW, Australia	—	Subsidiary	100%	2(87)
5	Thalanga Copper Mines Pty Limited	Norton Rose Fulbright Australia, Grosvenor Place, Level 16, 225 George Street, Sydney, NSW, Australia	—	Subsidiary	100%	2(87)
6	Monte Cello B.V.	Strawinskylaan 1143, C-11, 1077 XX Amsterdam, the Netherlands	—	Subsidiary	100%	2(87)
7	Talwandi Sabo Power Limited	Village Banawala, Mansa-Talwandi Sabo Road, Mansa, Punjab – 151 302	L40101PB2007PLC031035	Subsidiary	100%	2(87)
8	Sesa Resources Limited	Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa – 403 001	U13209GA1965PLC000030	Subsidiary	100%	2(87)
9	Sesa Mining Corporation Limited	Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa – 403 001	U13209GA1969PLC000091	Subsidiary	100%	2(87)
10	Sterlite Ports Limited	MALCO Power Company Limited, SIPCOT Industrial Complex, Madurai, By Pass Road, Tuticorin, Thoothukudi, Tamil Nadu – 628 002	U40109TN2010PLC084216	Subsidiary	100%	2(87)
11	Maritime Ventures Private Limited	SIPCOT Industrial Complex, Madurai By Pass Road, T V Puram PO, Tuticorin, Thoothukudi, Tamil Nadu – 628 002	U61200TN2013PTC091762	Subsidiary	100%	2(87)
12	Goa Sea Port Private Limited	SIPCOT Industrial Complex, Madurai By Pass Road, T V Puram PO, Tuticorin, Thoothukudi, Tamil Nadu – 628 002	U63000TN2016PTC111287	Subsidiary	100%	2(87)
13	Vizag General Cargo Berth Private Limited	SIPCOT Industrial Complex, Madurai By Pass Road, T V Puram PO, Tuticorin, Thoothukudi, Tamil Nadu – 628 002	U35100TN2010PTC075408	Subsidiary	100%	2(87)
14	Paradip Multi Cargo Berth Private Limited	SIPCOT Industrial Complex, Madurai By Pass Road, T V Puram PO, Tuticorin, Thoothukudi, Tamil Nadu – 628 002	U35100TN2011PTC079116	Subsidiary	100%	2(87)
15	Bloom Fountain Limited	C/o IQ EQ Corporate Services Mauritius Ltd, 33, Edith Cavell Street, 11324, Port Louis, Mauritius	—	Subsidiary	100%	2(87)
16	Western Clusters Limited	Amir Building 18th Street (Corner of Tubman Boulevard), Sinkor, Monorvia, Liberia, West Africa	—	Subsidiary	100%	2(87)
17	Sterlite (USA) Inc.*	251, Little Falls Drive, Wilmington, Delaware, New Castle, Delaware – 19808	—	Subsidiary	100%	2(87)
18	Fujairah Gold FZC	PO Box 3992, Fujairah Free Zone II, Fujairah, UAE	—	Subsidiary	100%	2(87)
19	THL Zinc Ventures Limited	C/o IQ EQ Corporate Services Mauritius Ltd, 33, Edith Cavell Street, 11324, Port-Louis, Mauritius	—	Subsidiary	100%	2(87)
20	THL Zinc Limited	C/o IQ EQ Corporate Services Mauritius Ltd, 33, Edith Cavell Street, 11324, Port-Louis, Mauritius	—	Subsidiary	100%	2(87)

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    203

STATUTORY REPORTS

ANNEXURE C CONTINUED...

SUBSIDIARIES

Sl. No.	Name of the Company	Address of the Company	CIN/GLN	Holding/ Subsidiary/ Associate	% shares held	Applicable Section
21	THL Zinc Holding B.V.	Strawinskylaan 1143, C-11, 1077 XX Amsterdam, the Netherlands	—	Subsidiary	100%	2(87)
22	THL Zinc Namibia Holdings (Proprietary) Limited	24 Orban Street Klein Windhoek Windhoek, Namibia	—	Subsidiary	100%	2(87)
23	Skorpion Zinc (Proprietary) Limited	24 Orban Street Klein Windhoek Windhoek, Namibia	—	Subsidiary	100%	2(87)
24	Skorpion Mining Company (Proprietary) Limited	24 Orban Street Klein Windhoek Windhoek, Namibia	—	Subsidiary	100%	2(87)
25	Namzinc (Proprietary) Limited	24 Orban Street Klein Windhoek Windhoek, Namibia	—	Subsidiary	100%	2(87)
26	Amica Guesthouse (Proprietary) Limited	24 Orban Street Klein Windhoek Windhoek, Namibia	—	Subsidiary	100%	2(87)
27	Black Mountain Mining (Proprietary) Limited	1 Penge Road, Aggeneys, Northern Cape, 8893	—	Subsidiary	74%	2(87)
28	Vedanta Lisheen Holdings Limited	Deloitte & Touche House, Charlotte’s Quay, Limerick, Ireland	—	Subsidiary	100%	2(87)
29	Vedanta Lisheen Mining Limited	Deloitte & Touche House, Charlotte’s Quay, Limerick, Ireland	—	Subsidiary	100%	2(87)
30	Killoran Lisheen Mining Limited	Deloitte & Touche House, Charlotte’s Quay, Limerick, Ireland	—	Subsidiary	100%	2(87)
31	Killoran Lisheen Finance Limited	Deloitte & Touche House, Charlotte’s Quay, Limerick, Ireland	—	Subsidiary	100%	2(87)
32	Lisheen Milling Limited	Deloitte & Touche House, Charlotte’s Quay, Limerick, Ireland	—	Subsidiary	100%	2(87)
33	Vedanta Exploration Ireland Limited	Deloitte & Touche House, Charlotte’s Quay, Limerick, Ireland	—	Subsidiary	100%	2(87)
34	Lisheen Mine Partnership	Deloitte & Touche House, Charlotte’s Quay, Limerick, Ireland	—	Subsidiary	100%	2(87)
35	Lakomasko BV	Strawinskylaan 1143, C-11, 1077 XX Amsterdam, the Netherlands	—	Subsidiary	100%	2(87)
36	Cairn India Holdings Limited	4th Floor, St Paul’s Gate, 22-24 New Street St Helier, Jersey, JE1 4TR	—	Subsidiary	100%	2(87)
37	Cairn Energy Hydrocarbons Limited	4th Floor, 115 George Street, Edinburg, United Kingdom, EH2 4JN	—	Subsidiary	100%	2(87)
38	Cairn Exploration (No.2) Limited*	4th Floor, 115 George Street, Edinburg, United Kingdom, EH2 4JN	—	Subsidiary	100%	2(87)
39	Cairn Energy Gujarat Block 1 Limited	4th Floor, 115 George Street, Edinburg, United Kingdom, EH2 4JN	—	Subsidiary	100%	2(87)
40	Cairn Energy Discovery Limited*	4th Floor, 115 George Street, Edinburg, United Kingdom, EH2 4JN	—	Subsidiary	100%	2(87)
41	Cairn Energy India Pty Limited	Vistra (Australia) Pty Ltd, Level 6 8 West Street North Sydney NSW 2060	—	Subsidiary	100%	2(87)
42	CIG Mauritius Holdings Private Limited	Ocorian Corporate Services (Mauritius) Limited, 6th Floor, Tower A, 1 Cyber City, Ebene, Mauritius	—	Subsidiary	100%	2(87)
43	CIG Mauritius Private Limited	Ocorian Corporate Services (Mauritius) Limited, 6th Floor, Tower A, 1 Cyber City, Ebene, Mauritius	—	Subsidiary	100%	2(87)
44	Cairn Lanka (Pvt) Ltd	Lanka Shipping Tower, No.99, St. Michael’s Road, Colombo 03	—	Subsidiary	100%	2(87)
45	Cairn South Africa Proprietary Limited*	22, Bree Street, Cape Town, 8001, South Africa	—	Subsidiary	100%	2(87)

204    VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

SUBSIDIARIES

Sl. No.	Name of the Company	Address of the Company	CIN/GLN	Holding/ Subsidiary/ Associate	% shares held	Applicable Section
46	Avanstrate Inc. (ASI)	1-11-1, Nishi - Gotanda, Shinagwa-Ku, Tokyo, Japan	—	Subsidiary	51.63%	2	(87)
47	Avanstrate (Korea) Inc.	84, Hyeongoksandan-ro, Cheongbuk-eup, Pyeongtaek-si, Gyeonggi-do, 17812, Republic of Korea	—	Subsidiary	51.63%	2	(87)
48	Avanstrate (Taiwan) Inc.	No.8, Industry III Road Annan, Tainan 709-55, Taiwan, R.O.C.	—	Subsidiary	51.63%	2	(87)
49	Electrosteel Steels Limited (2)	801, Uma Shanti Apartments, Kanke Road, Ranchi, Jharkhand – 834 008	U27310JH2006PLC012663	Subsidiary	95.49%	2	(87)

Notes:

*	Under liquidation;
**	Twinstar Energy Holding Limited, Twinstar Mauritius Holding Limited and Sesa Sterlite Mauritius Holdings Limited liquidated during the year.
1.	The Group also has interest in certain trusts which are neither significant nor material to the Group.
2.	Vedanta Star Limited, subsidiary of the Company has been merged with Electrosteel Steels Limited w.e.f. March 25, 2020.

ASSOCIATE

Sl. No.	Name of the Company	Address of the Company	CIN/GLN	Holding/ Subsidiary/ Associate	% shares held	Applicable Section
1	RoshSkor Township (Pty) Ltd	24 Orban Street, Klein Windhoek, Windhoek, Namibia	—	Associate	50%	2	(6)
2	Gaurav Overseas Private Limited	3rd Floor, Court House, Lokmanya Tilak Marg, Dhobi Talao, Mumbai – 400 002, Maharashtra	U45200MH1989PTC052534	Associate	50%	2	(6)
3	Goa Maritime Private Limited	5th Floor, Sesa Ghor 20, EDC Complex, Patto, Panaji, North Goa – 403 001	U61200GA2003PTC003250	Associate	50%	2	(6)
4	Madanpur South Coal Company Limited	Vanijya Bhawan, Sai Nagar, Devendra Nagar Road, Raipur – 492 001	U10300CT2006PLC020006	Associate	17.62%	2	(6)
5	Rampia Coal Mine and Energy Private Limited*	Plot No. 43, BDA Colony, Gangadhar Meher Marg, Jayadev Vihar, Bhubaneshwar, Khordha, Odisha – 751 013	U10101OR2008PTC009827	Associate	17.39%	2	(6)
6	Rosh Pinah Health Care (Proprietary) Limited	7 Von Lindeque Street Mariental, Namibia	—	Associate	69%	2	(6)

Notes:

*	Action initiated for striking-off.

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STATUTORY REPORTS

ANNEXURE C CONTINUED...

IV.	SHARE HOLDING PATTERN (EQUITY SHARE CAPITAL BREAKUP AS PERCENTAGE OF TOTAL EQUITY)

a)	Category-wise Share Holding

		No. of Shares held at the beginning of the year April 1, 2019				No. of Shares held at the end of the year March 31, 2020				% Change
Category Code	Category of Shareholders	Demat	Physical	Total	% of Total Shares	Demat	Physical	Total	% of Total Shares	during the year
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)	(X)	(XI)
(A)	PROMOTER AND PROMOTER GROUP
(1)	Indian
(a)	Individual/HUF	160,656	—	160,656	0.01	160,656	—	160,656	0.01	—
(b)	Central Government/ State Government(s)	—	—	—	—	—	—	—	—	—
(c)	Bodies Corporate	—	—	—	—	—	—	—	—	—
(d)	Financial Institutions/ Banks	—	—	—	—	—	—	—	—	—
(e)	Others	—	—	—	—	—	—	—	—	—

	Sub-Total A(1):	160,656	—	160,656	0.01	160,656	—	160,656	0.01	—

(2)	Foreign
(a)	Individuals (NRIs/Foreign Individuals)	—	—	—	—	—	—	—	—	—
(b)	Bodies Corporate	1,764,165,424	—	1,764,165,424	47.46	1,764,165,424	—	1,764,165,424	47.46	—
(c)	Institutions	—	—	—	—	—	—	—	—	—
(d)	Qualified Foreign Investor	—	—	—	—	—	—	—	—	—
(e)	Others	—	—	—	—	—	—	—	—	—

	Sub-Total A(2):	1,764,165,424	—	1,764,165,424	47.46	1,764,165,424	—	1,764,165,424	47.46	—

	Total A=A(1)+A(2)	1,764,326,080	—	1,764,326,080	47.47	1,764,326,080	—	1,764,326,080	47.47	—

(B)	PUBLIC SHAREHOLDING
(1)	Institutions
(a)	Mutual Funds/UTI	418,739,154	7,200	418,746,354	11.27	405,526,471	—	405,526,471	10.91	(0.36)
(b)	Financial Institutions/ Banks	241,397,734	36,420	241,434,154	6.50	245,977,836	24,420	246,002,256	6.62	0.12
(c)	Central Government/ State Government(s)	—	—	—	—	—	—	—	—	—
(d)	Venture Capital Funds	—	—	—	—	—	—	—	—	—
(e)	Insurance Companies	29,511,947	—	29,511,947	0.79	29,511,947	—	29,511,947	0.79	—
(f)	Foreign Institutional Investors	611,421,324	9,784	611,431,108	16.45	564,213,907	4,840	564,218,747	15.18	(1.27)
(g)	Foreign Venture Capital Investors	—	—	—	—	—	—	—	—	—
(h)	Qualified Foreign Investor	—	—	—	—	—	—	—	—	—
(i)	Others	—	—	—	—	—	—	—	—	—
	Qualified Institutional Buyer	90	—	90	0.00	12,705,369	—	12,705,369	0.34	0.34
	Alternate investment Funds	5,538,902	—	5,538,902	0.15	4,616,476	—	4,616,476	0.12	(0.03)

	Sub-Total B(1):	1,306,609,151	53,404	1,306,662,555	35.15	1,262,552,006	29,260	1,262,581,266	33.96	(1.19)

206    VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

		No. of Shares held at the beginning of the year April 1, 2019				No. of Shares held at the end of the year March 31, 2020				% Change
Category Code	Category of Shareholders	Demat	Physical	Total	% of Total Shares	Demat	Physical	Total	% of Total Shares	during the year
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX)	(X)	(XI)
(2)	Non-Institutions
(a)	Bodies Corporate	116,326,606	350,764	116,677,370	3.14	82,586,624	315,675	82,902,299	2.23	(0.91)
(b)	Individuals
	(i) Individuals holding nominal share capital Up to ₹ 1 lakh	197,191,060	11,364,303	208,555,363	5.61	257,037,013	9,654,763	266,691,776	7.17	1.56
	(ii) Individuals holding nominal share capital in excess of ₹ 1 lakh	16,542,870	—	16,542,870	0.45	13,653,174	—	13,653,174	0.37	(0.08)
(c)	Others
	Clearing Members	5,193,604	—	5,193,604	0.14	10,599,376	—	10,599,376	0.29	0.15
	Foreign Bodies	7,000	—	7,000	0.00	7,000	—	7,000	0.00	—
	Foreign Bodies – DR	1,270,234	—	1,270,234	0.03	28,859	—	28,859	0.00	(0.03)
	Foreign Nationals	1,280	—	1,280	0.00	200	—	200	0.00	(0.00)
	HUF	8,116,238	—	8,116,238	0.22	9,984,754	—	9,984,754	0.27	0.05
	I E P F	2,407,129	—	2,407,129	0.06	4,463,642	—	4,463,642	0.12	0.06
	NBFC	45,235	—	45,235	0.00	17,432	—	17,432	0.00	(0.00)
	Non-Resident Indians	5,776,912	147,799	5,924,711	0.16	7,364,865	93,307	7,458,172	0.20	0.04
	NRI Non-Repatriation	2,965,013	—	2,965,013	0.08	3,337,542	—	3,337,542	0.09	0.01
	Overseas Corporate	1,100	—	1,100	0.00	1,100	—	1,100	0.00	—
	Bodies
	ESOS Trust	14,998,702	—	14,998,702	0.40	14,378,261	—	14,378,261	0.39	(0.01)
	Trusts	14,719,947	2,756	14,722,703	0.40	14,982,742	2,756	14,985,498	0.40	—
(d)	Qualified Foreign Investor	—	—	—	—	—	—	—	—	—

	Sub-Total B(2):	385,562,930	11,865,622	397,428,552	10.69	418,442,584	10,066,501	428,509,085	11.53	0.84

	Total B=B(1)+B(2):	1,692,172,081	11,919,026	1,704,091,107	45.84	1,680,994,590	10,095,761	1,691,090,351	45.49	(0.35)

	Total (A+B):	3,456,498,161	11,919,026	3,468,417,187	93.31	3,445,320,670	10,095,761	3,455,416,431	92.96	(0.35)

(C)	SHARES HELD BY CUSTODIANS,AGAINST WHICH DEPOSITORY RECEIPTS HAVE BEEN ISSUED
(1)	Promoter and Promoter Group	99,292,708	—	99,292,708	2.67	99,292,708	—	99,292,708	2.67	—
(2)	Public	149,486,744	—	149,486,744	4.02	162,487,500	—	162,487,500	4.37	0.35

	GRAND TOTAL (A+B+C):	3,705,277,613	11,919,026	3,717,196,639	100.00	3,707,100,878	10,095,761	3,717,196,639	100.00

b)	Shareholding of Promoter/Promoter Group

		Shareholding at the beginning of the year (April 1, 2019)			Shareholding at the end of the year (March 31, 2020)			Change in Shareholding during the year
Sl. No.	Shareholder’s Name	No. of Shares	% of total Shares of the Company	% of Shares pledged/ encumbered to total shares	No. of Shares	% of total Shares of the Company	% of Shares pledged/ encumbered to total shares	No. of shares	%
1	Finsider International Company Limited	401,496,480	10.80	0	401,496,480	10.80	0	0	0.00
2	Twin Star Holdings Limited(1)	1,379,377,457	37.11	0	1,379,377,457	37.11	0	0	0.00
3	Westglobe Limited	44,343,139	1.19	0	44,343,139	1.19	0	0	0.00
4	Welter Trading Limited	38,241,056	1.03	0	38,241,056	1.03	0	0	0.00
5	Agarwal Galvanising Private Limited(2)	0	0.00	0	NA	NA	NA	NA	NA
6	Hare Krishna Packaging Private Limited	0	0.00	0	0	0.00	0	0	0.00
7	Sterlite Metal Rolling Mills Private Limited	0	0.00	0	0	0.00	0	0	0.00

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STATUTORY REPORTS

ANNEXURE C CONTINUED...

		Shareholding at the beginning of the year (April 1, 2019)			Shareholding at the end of the year (March 31, 2020)			Change in Shareholding during the year
Sl. No.	Shareholder’s Name	No. of Shares	% of total Shares of the Company	% of Shares pledged/ encumbered to total shares	No. of Shares	% of total Shares of the Company	% of Shares pledged/ encumbered to total shares	No. of shares	%
8	Richter Holdings Limited, Cyprus	0	0.00	0	0	0.00	0	0	0.00
9	Vedanta Resources Cyprus Limited	0	0.00	0	0	0.00	0	0	0.00
10	Vedanta Resources Holdings Limited	0	0.00	0	0	0.00	0	0	0.00
11	Vedanta Finance UK Limited	0	0.00	0	0	0.00	0	0	0.00
12	Monte Cello NV Netherlands	0	0.00	0	0	0.00	0	0	0.00
13	Vedanta Resources Limited, UK (Earlier Vedanta Resources Plc)	0	0.00	0	0	0.00	0	0	0.00
14	Vedanta Resources Finance Limited	0	0.00	0	0	0.00	0	0	0.00
15	Vedanta Resources Finance II Plc	0	0.00	0	0	0.00	0	0	0.00
16	Anil Agarwal Discretionary Trust	0	0.00	0	0	0.00	0	0	0.00
17	Conclave PTC Limited	0	0.00	0	0	0.00	0	0	0.00
18	Volcan Investments Limited	0	0.00	0	0	0.00	0	0	0.00
19	Ankit Agarwal	36,300	0.00	0	36,300	0.00	0	0	0.00
20	Suman Didwania	87,696	0.00	0	87,696	0.00	0	0	0.00
21	Sakshi Mody	18,000	0.00	0	18,000	0.00	0	0	0.00
22	Pravin Agarwal	18,660	0.00	0	18,660	0.00	0	0	0.00
23	Pratik Pravin Agarwal	0	0.00	0	0	0.00	0	0	0.00
24	Dwarka Prasad Agarwal(3)	0	0.00	0	NA	NA	NA	NA	NA
25	Anil Agarwal	0	0.00	0	0	0.00	0	0	0.00
26	Vedvati Agarwal	0	0.00	0	0	0.00	0	0	0.00
27	Navin Agarwal	0	0.00	0	0	0.00	0	0	0.00
28	Kiran Agarwal	0	0.00	0	0	0.00	0	0	0.00
29	Agnivesh Agarwal	0	0.00	0	0	0.00	0	0	0.00
30	Priya Agarwal	0	0.00	0	0	0.00	0	0	0.00

	Total	1,863,618,788	50.14	0	1,863,618,788	50.14	0	0	0.00

(1)	Twinstar Holdings Limited (Promoter Group) holds 24,823,177 American Depository Shares (ADS) representing 99,292,708 equity shares. One (1) ADS represents four (4) equity shares.
(2)

Mr. Dwarka Prasad Agarwal was holding ~82% in Agarwal Galvanising Private Limited (Promoter Group). Hence this entity has been removed from Promoter Group category. This entity has also been dissolved.

(3)	Mr. Dwakra Prasad Agarwal is not a part of the Promoter Group w.e.f. January 2, 2020 subsequent to his demise.

c)	Change in Promoters’ Shareholding

There has been no change in the shareholding of Promoters during the FY 2019-20.

Further, Mr. Dwakra Prasad Agarwal is not a part of the Promoter Group w.e.f. January 2, 2020 subsequent to his demise.

Mr. Dwarka Prasad Agarwal was holding ~82% in Agarwal Galvanising Private Limited (Promoter Group). Hence this entity has been removed from Promoter Group category. This entity has also been dissolved.

208    VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

d)	Shareholding Pattern of top ten Shareholders (other than Directors, Promoters and Holders of GDRs and ADRs):

		Shareholding at the beginning of the Year April 1, 2019		Change in Shareholding (No. of shares)		Shareholding at the end of the Year March 31, 2020
Sl. No.	Shareholder’s Name	No. of Shares	% of total shares of the Company	Increase	Decrease	No. of Shares	% of total shares of the Company
1	Life Insurance Corporation of India	236,640,744	6.37	1,816,000	1,763,019	236,693,725	6.37
2	ICICI Prudential – Mutual Funds	183,639,924	4.94	27,779,469	24,523,363	186,896,030	5.03
3	HDFC Trustee Company Limited Account – Mutual Funds	96,269,671	2.59	4,942,533	9,230,876	91,981,328	2.47
4	PTC Cables Private Limited	42,730,200	1.15	—	—	42,730,200	1.15
5	Unit Trust of India – Mutual Funds	33,702,384	0.91	10,632,512	18,404,991	25,929,905	0.70
6	State Bank of India – Mutual Funds	31,933,418	0.86	20,769,036	11,047,163	41,655,291	1.12
7	Reliance Capital Trustee Co. Limited Account – Mutual Funds	30,143,895	0.81	25,819,759	39,445,251	16,518,403	0.44
8	Vanguard Emerging Markets Stock Index Fund Series	26,354,101	0.71	124,503	1,962,593	24,516,011	0.66
9	Vanguard Total International Stock Index Fund	25,161,567	0.68	3,411,655	669,228	27,903,994	0.75
10	Government of Singapore	25,079,571	0.67	9,471,389	11,991,184	22,559,776	0.61

*

The shares of the Company are traded on daily basis and hence the date wise increase/decrease in shareholding is not indicated. Shareholding is consolidated based on permanent account number (PAN) of the shareholder.

e)	Shareholding of Directors and Key Managerial Personnel:

		Shareholding at the beginning of the year					Cumulative Shareholding during the year
Sl. No.	Name of the Director or KMP	No. of Shares	% of total shares of the Company	Date	Increase/ Decrease in share holding	Reasons	No. of Shares	% of total shares of the Company
1	Mr. GR Arun Kumar Whole-Time Director & Chief Financial Officer	8,000 (equity shares)	0.00%	—	—	—	8,000	0.00%
2	Mr. Aman Mehta(1) Non-Executive Independent Director	474	0.00%	—	—	—	474	0.00%

Notes:

*	No other Directors or KMPs besides the above hold shares in the Company.
(1)	Ceased to be an Independent Director effective close of business hours on May 16, 2020.

V. INDEBTEDNESS

Indebtedness of the Company including interest outstanding/accrued but not due for payment

	Secured Loans excluding deposits	Unsecured Loans	Deposits	Total Indebtedness
Indebtedness at the beginning of the financial year
i) Principal Amount	26,026	16,178	—	42,204
ii) Interest due but not paid	—	—	—	—
iii) Interest accrued but not due	889	6	—	895

Total (i+ii+iii)	26,915	16,184	—	43,099

Change in Indebtedness during the year
Additions- Principal amount	11,173	40,045	—	51,218
Reductions- Principal amount	(6,958)	(47,527)	—	(54,485)
Net Change relating to principle amount	4,215	(7,482)	—	(3,267)
Net movement in interest due but not paid	—	—	—	—
Net movement in interest accrued but not due	151	(2)	—	149
Indebtedness at the end of the financial year
i) Principal Amount	30,241	8,696	—	38,937
ii) Interest due but not paid	—	—	—	—
iii) Interest accrued but not due	1,040	4	—	1,044

Total (i+ii+iii)	31,281	8,700	—	39,981

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    209

STATUTORY REPORTS

ANNEXURE C CONTINUED...

VI.	REMUNERATION OF DIRECTORS AND KEY MANAGERIAL PERSONNEL

The emoluments of the Directors for financial year 2019-20 are as follows:

A.	Remuneration to Managing Director, Whole-Time Directors and/or Manager and Key Managerial Personnel:

Particulars	Navin Agarwal(1)	GR Arun Kumar(2)	Srinivasan Venkatakrishnan(3)	Prerna Halwasiya	Total
Designation	Executive Chairman	WTD & CFO	WTD & CEO	CS
Period	FY 2019-20
Gross salary
(a) Salary as per provisions contained in Section 17(1) of the Income-tax Act, 1961	97,727,653	34,952,427	90,102,400	3,540,420	226,322,900
(b) Value of perquisites u/s 17(2) Income-tax Act, 1961*	8,812,739	59,600	7,138,056	—	16,010,395
(c) Profits in lieu of salary under Section of the 17(3) of Income-tax Act, 1961	—	—	—	—	—
Stock Option@
Sweat Equity	—	—	—	—	—
Commission	—	—	—	—	—
- as % of profit	—	—	—	—	—
- others, specify	58,198,160	20,006,757	16,720,555	884,312	95,809,784
(Annual Performance Bonus^)
Others, please specify (PF, Superannuation, Medical and LTA)	5,879,400	3,085,840	1,487,050	210,444	10,662,734
Total (A)	170,617,952	58,104,624	115,448,061	4,635,176	348,805,813
Overall Ceiling as per the Act		11% of Net Profits

Notes:

^	The Annual Performance bonus to Executive Directors & KMPs is for FY 2018-19 which is paid during FY 2019-20.
*

Value of Perquisites u/s 17(2) of Income-tax Act, 1961 does not include perquisite value of Superannuation. However, contribution to Superannuation is shown under ‘Others’. Further as the liabilities for defined benefit plan, i.e., gratuity are provided on accrual basis for the Company as a whole, the amounts pertaining to WTDs & Key Management Personnel are not included above.

1.

Additionally, Mr. Navin Agarwal has been paid gratuity amounting to ₹ 70,665,923/- and leave encashment amounting to ₹ 12,520,955/- during the year upon attaining the age of 58 years as per Company policies.

Mr. Navin Agarwal was re-designated as Executive Vice-Chairman of the Company w.e.f. April 1, 2020.
Mr. Navin Agarwal has been awarded 435,960 units in FY 2019 and 513,260 units in FY 2020 under Long-Term Incentive Plan of Vedanta Resources Limited.
Sitting fees and commission paid to Mr. Navin Agrawal from HZL ₹ 250,000 and ₹ 1,500,000 respectively during the FY 2019-20.
2.	Mr. GR Arun Kumar was re-appointed as a Whole-Time Director & CFO w.e.f. November 22, 2019 for a term of 2 years.
3.

Mr. S Venkat is based out of UK and was paid remuneration in GBP during the FY 2019-20 of which 80% was paid by Vedanta Limited and 20% by Vedanta Resources Limited (VRL). The 80% amount was paid by Vedanta in the form of reimbursement to VRL and paid to Mr. Venkat through VRL account. The 20% remuneration amounting to ₹ 28,862,015 (£ 320,325) has been paid by VRL.

Benefits paid/given in FY 2019-20 to Mr. Venkat as per his appointment letter are mentioned under Perquisite.
In addition to above compensation Mr. Venkat has been paid buy out awards as per agreement amounting to ₹ 95,240,939 (£1,057,030) by Vedanta Resources Limited.

Mr. Venkat has been awarded 380,640 units in FY 2019 and 448,140 units in FY 2020 under Long-Term Incentive Plan of Vedanta Resources Limited. These units will be forfeited on account of exit from the organisation on April 5, 2020.

210    VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

B.	Remuneration to other directors:

Sl. No.	Particulars of Remuneration	Name of Directors	Total Amount (₹)
1.	Independent Directors
	a) Fee for attending board/committee Meetings	Mr. Aman Mehta(1)	900,000
		Mr. K Venkataramanan(2)	550,000
		Ms. Lalita D Gupte	1,050,000
		Mr. Mahendra Kumar Sharma(3)	850,000
		Mr. UK Sinha	900,000
		Mr. Ravi Kant(4)	150,000
	b) Commission	Mr. Aman Mehta(1)	7,500,000
		Mr. K Venkataramanan(2)	7,500,000
		Ms. Lalita D Gupte	7,500,000
		Mr. Mahendra Kumar Sharma(3)	6,250,000
		Mr. UK Sinha	7,500,000
		Mr. Ravi Kant(4)	1,250,000
	c) Others, please specify

	Total (1)		41,900,000

2.	Other Non-Executive Directors
	a) Fee for attending board / committee meetings	Ms. Priya Agarwal(5)	400,000
		Mr. Tarun Jain(6)	400,000
	b) Commission	Ms. Priya Agarwal(5)	7,500,000
		Mr. Tarun Jain(6)	30,000,000
	c) Others, please specify (includes salary, allowances, contribution to PF & superannuation, perquisites & LTIP value)

	Total (2)		38,300,000

	Total (B)= (1+2)	Nil	80,200,000

	Overall Ceiling as per the Act for directors who are neither MD nor WTD	1% of Net Profit

	Total Remuneration (A) + (B)		429,005,813

1.	Mr. Aman Mehta ceased to be an Independent Director of the Company w.e.f. close of business of hours on May 16, 2020 consequent to completion of his tenure.
2.

Shareholders approved continuation of directorship of Mr. K Venkataramanan as an Independent Director from the day he attained the age of 75 years i.e. December 11, 2019 till the expiry of his current term till March 31, 2020 and further re- appointed him for a 2nd and final term of one year effective from April 1, 2020 till March 31, 2021.

3.	Mr. MK Sharma was appointed as an Independent Director w.e.f. June 1, 2019.
4.	Mr. Ravi Kant ceased to be Independent Director of the Company w.e.f. close of business hours on May 31, 2019 upon completion of his tenure.
5.	Ms. Priya Agarwal has been re-appointed as the Non-Executive Director of the Company w.e.f. May 17, 2020 for a term of 3 years.
6.

Mr. Tarun Jain has been paid Annual Performance Bonus for the FY 2018-19 in FY 2019-20 of ₹ 41,974,746 in his capacity as Executive Director of the Company for FY 2018-19. Mr. Tarun Jain has been granted 280,630 options under Vedanta Limited Employee Stock Option Scheme.

VII.	PENALTIES/ PUNISHMENT/ COMPOUNDING OF OFFENCES: -

There were no penalties, punishment or compounding of offences during the year ended March 31, 2020.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    211

STATUTORY REPORTS

ANNEXURE D

SECRETARIAL AUDIT REPORT

for the financial year ended March 31, 2020

To,

The Members

Vedanta Limited

1st Floor, C Wing,

Unit 103, Corporate Avenue Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093, Maharashtra

We have conducted the Secretarial Audit of the compliance of applicable statutory provisions and the adherence to good corporate governance practices by Vedanta Limited (hereinafter called the “Company”). Secretarial Audit was conducted in a manner that provided us a reasonable basis for evaluating the corporate conducts/statutory compliances and expressing our opinion thereon.

Based on our verification of the Company’s books, papers, minute books, forms and returns filed and other records maintained by the Company and also the information provided by the Company, its officers, agents and authorised representatives during the conduct of secretarial audit, we hereby report that in our opinion, the Company has, during the audit period covering the financial year ended on March 31, 2020 complied with the statutory provisions listed hereunder and also that the Company has proper Board-processes and compliance-mechanism in place to the extent, in the manner and subject to the reporting made hereinafter:

We have examined the books, papers, minute books, forms and returns filed and other records maintained by the Company for the financial year ended on March 31, 2020 according to the provisions of:

(i)	The Companies Act, 2013 (the “Act”) and the rules made thereunder;

(ii)	The Securities Contracts (Regulation) Act, 1956 (“SCRA”) and the rules made thereunder;

(iii)

The Depositories Act, 1996 and the Regulations and Bye-laws framed thereunder to the extent of Regulation 76 of Securities and Exchange Board of India (Depositories and Participants) Regulations, 2018;

(iv)	Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment, Overseas Direct Investment and External Commercial Borrowings;

(v)	The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 (“SEBI Act”):-
(a)	The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;

(b)	The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015;

(c)	The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018;

(d)	The Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014;

(e)	The Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008;

(f)	The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993 regarding the Companies Act and dealing with client to the extent of securities issued;

(g)	The Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009; Not Applicable

(h)	The Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998; Not Applicable

(vi)	The Management has identified and confirmed the following laws as being specifically applicable to the Company:

a)	The Mines and Minerals (Development and Regulation) Act, 2015 and the rules and regulations made thereunder.

b)	Indian Boilers Act, 1923 and rules and regulations made thereunder.

c)	Manufacture, Storage and Import of Hazardous Chemical Rule, 1989.

We have also examined compliance with the applicable clauses/Regulations of the following:

(i)	Secretarial Standards issued by The Institute of Company Secretaries of India and notified by Ministry of Corporate Affairs.

(ii)	Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

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During the period under review, the Company has substantially complied with the provisions of the Act, Rules, Regulations, Guidelines, Standards, etc. mentioned above.

We further report that:

The Board of Directors of the Company is duly constituted with proper balance of Executive Directors and Non-Executive Directors. The changes in the composition of the Board of Directors that took place during the period under review were carried out in compliance with the provisions of the Act. The Company has made an application with the Ministry of Corporate Affairs to obtain the approval for the appointment of Mr. Srinivasan Venkatakrishnan for his appointment as Whole-Time Director designated as CEO of the Company with effect from March 01, 2019 in terms of Section 196,197 read with Schedule V of the Companies Act, 2013 and the same is still awaited.

Adequate notice is given to all directors to schedule the Board/Committee Meetings. Agenda and detailed notes on agenda were sent atleast seven days in advance except in case where meetings were convened at shorter notice. A system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

All decisions at Board Meetings and Committee Meetings are carried out unanimously as recorded in the minutes of the meetings of the Board of Directors or Committee of the Board, as the case may be.

We further report that there are adequate systems and processes in the Company commensurate with the size and operations of the Company to monitor and ensure compliance with applicable laws, rules, regulations and guidelines.

We further report that during the audit period, following major events have happened which are deemed to have major bearing on the Company’s affairs in pursuance of the above referred laws, rules, regulations, guidelines, standards etc.

1.	The Company has issued Non-Convertible Debentures of ₹ 4,920 Crores during the period under review.

2.	The Company has redeemed Non-Convertible Debentures of ₹ 1,800 Crores during the period under review.

3.

Company commenced implementation of the Resolution Plan of Ferro Alloys Corporation Limited (FACOR) under the Corporate Insolvency Resolution Process (CIRP) of the Bankruptcy Code after the same was approved by the NCLT, Cuttack on January 30, 2020.

For Chandrasekaran Associates
Company Secretaries

Dr. S Chandrasekaran
Senior Partner
Membership No. A1644
Date: April 29, 2020	Certificate of Practice No. 715
Place: Delhi	UDIN: F001644B000173959

Notes:

i.	This report is to be read with our letter of even date which is annexed as Annexure-A and forms an integral part of this report.

ii.

Due to restricted movement amid COVID-19 pandemic, we conducted the secretarial audit by examining the Secretarial Records including Minutes, Documents, Registers and other records etc., and some of them received by way of electronic mode from the Company and could not be verified from the original records. The management has confirmed that the records submitted to us are true and correct.

iii.

This Report is limited to the Statutory Compliances on laws/ regulations/ guidelines listed in our report which have been complied by the Company up to the date of this Report pertaining to Financial Year 2019-2020. We are not commenting on the Statutory Compliances whose due dates are extended by Regulators from time to time due to COVID-19 or still there is time period to comply with such compliances.

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STATUTORY REPORTS

ANNEXURE-A TO SECRETARIAL AUDIT REPORT

To,

The Members

Vedanta Limited

1st Floor, C Wing,

Unit 103, Corporate Avenue Atul Projects,

Chakala, Andheri (East),

Mumbai – 400093, Maharashtra

1.	Maintenance of secretarial record is the responsibility of the Management of the Company. Our responsibility is to express an opinion on these secretarial records based on our audit.

2.

We have followed the audit practices and processes as were appropriate to obtain reasonable assurance about the correctness of the contents of the secretarial records. The verification was done on the random test basis to ensure that correct facts are reflected in secretarial records. We believe that the processes and practices, we followed provide a reasonable basis for our opinion.

3.	We have not verified the correctness and appropriateness of financial records and Books of Accounts of the Company.

4.	Whenever required, we have obtained the Management representation about the compliance of laws, rules and regulations and happening of events etc.

5.

The compliance of the provisions of Corporate and other applicable laws, rules, regulations, standards is the responsibility of Management. Our examination was limited to the verification of procedures on random test basis.

6.	The Secretarial Audit Report is neither an assurance as to the future viability of the Company nor of the efficacy or effectiveness with which the Management has conducted the affairs of the Company.

For Chandrasekaran Associates
Company Secretaries

Dr. S Chandrasekaran
Senior Partner
Membership No. A1644
Date: April 29, 2020	Certificate of Practice No. 715
Place: Delhi	UDIN: F001644B000173959

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ANNEXURE E

(A)	CONSERVATION OF ENERGY:

Conservation of natural resources continues to be the key focus area of your Company. Some of the important steps taken in this direction follow.

OIL & GAS BUSINESS

Rajasthan Operations:

i.	Conversion of Diesel driven engines to electric motor at MS-01 having GHG emission reduction potential of ~1,000 tonnes of CO2e/annum.

ii.	Replacement of conventional lights at MBA with LEDs with saving potential of 12,000 kWh/annum.

iii.	Replacement of conventional 160W cellar pit lights with 60 W Flameproof LED fixtures at RGT gas well pads resulted in power saving of 12,500 kWh/annum.

iv.

Utilisation of Associated gas for Power generation and thereby reducing GHG emission by avoiding flaring of gas. Gas Based Engine Generators installed at RGT bridge Plant (3*1.1 MW) & MWP LSF (2*1.1 MW) resulted in reduction of GHG emission by ~16,000 tonnes of CO2e.

v.

A heat traced line with isolation valves to IWBH has been installed from incoming Well fluid header to Raag Oil WP#1 from Raag Oil WP#3 for maintaining the temperature > 65°C which was earlier meet by DG set operations. GHG emission reduction potential ~1,000 tonnes of CO2e/annum.

vi.	Installation of Electrical Boiler at Operation Base MPT Laundry by replacement of Diesel Boiler.

Ravva and Cambay Operations:

i.	Installation of PCV in Contract-1 Gas Treatment plant to achieve retro grade condensation. Fuel gas consumption reduced by 1360 scm per day.

ii.	Use of single water injection pump during lower water injection regime. Energy Savings of ~10,000 kWh/day, Fuel gas reduction of ~7,440 scm/day.

iii.	Installation of LED lights and replacement of fluorescent/HSPV lamps at various locations in Ravva & CB Plant premises and perimeters were carried out to save energy.

COPPER BUSINESS

i.	VFD Installation for TLB Blower – Electric energy reduction (Up to 140 kWhr/Day reduction).

ii.	Installation of Crane Main Hoist drive – Electrical energy reduction (Up to 57,000 kWhr per month reduction).

iii.	Replacement of existing lights in Cell house LED lights – Electrical energy reduction (Up to 28,000 kWhr annually).

iv.	Emulsification of FO for ACP operations – Reduction in Furnace Oil Consumption.

v.	Installation of VRF Units for Air conditioning system.

IRON ORE BUSINESS:

VAB:

i.	Usage of blast furnace waste dust in sinter mix and oxygen enrichment in sinter combustion burner to reduce coke breeze consumption from 58 kg/TS to 56 Kg/TS resulting in saving of 11 million K Cal.

ii.	Production of foundry grade pig iron outside the blast furnace (Qty. 129,752 T) by using Ferro-silicon compound resulting in saving of 40Kg/THM coke consumption.

iii.	Minimising unload run hours of compressor by reducing the setting of idle runtime, achieving power saving of 78,750 kWh/annum.

iv.	Conducted compressed air leakage audit in PID-1, PID-2 and MCD and arrested the compressed air leaking points (Saving – 504,000 kWh/annum).

v.	Replacement of conventional lamps with the LED lamps in Value Addition Business in phased manner (Saving – 219,000 kWh/annum).

vi.	Retrofitting of compressor with energy efficient compressor in Blast furnace-3 (Saving – 126,000 kWh/annum).

vii.	Installation of lighting automation boxes (10 Nos.) in PID-1 (Saving – 7,300 kWh/annum).

viii.	Replacement of existing motors with energy efficient motors (Saving – 168,000 kWh/annum).

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ix.	Elimination of 7 roll distributors in sinter plant (Saving – 58,800 kWh/annum).

x.	Elimination of P8 conveyor by providing chute arrangement in SP (Saving – 42,000 kWh/annum).

IOK:

i.	Replacement of around 100 Nos. sodium vapor lamp with LED resulting in saving of 46,080 kWh/annum.

ii.	Replaced 22KW motor with 18.5 KW motor for conv-3 resulting in savings of 20,160 kWh/annum.

iii.	Replaced 15 KW motor with 11 KW motor for conv-7 resulting in savings of 23,040 kWh/annum.

POWER BUSINESS:

2400MW Jharsuguda:

i.	Replacement of Air preheater basket & seals for Unit#4 units to reduce the high flue gas exit temperature to design level saving 0.9 kcal/kWh in heat rate and 2,678 kWh in PA fans consumption.

ii.	Replacement of Air preheater basket & seals for Unit#1 units to reduce the high flue gas exit temperature to design level saving 1.1 kcal/kWh in heat rate and 3,659 kWh in PA fans consumption.

iii.	Unit#4 flue gas duct leakages and Boiler air ingress rectification to reduced ID fans consumption by 6,666 kWh.

iv.	Unit#1 replacement of flue gas ducts to arrest air leakages to reduce ID fans consumption by 1,100 kWh.

v.	Arrest compressed air leakages in the plant, stopping of one compressor and saving 250 kWh.

vi.	Replace fluorescent and metal halide lamps with LED, saving of 0.011 MU.

vii.	Replaced timer-based drain valves with level sensor based drain valves in instrument air tanks/receivers.

viii.	CW pump running optimisation at partial loads and transition ambient situations.

ix.	Mill Liner Replacement, Ball segregation & Top-up in 12 Mill which results the Mill Output from 60 TPH to 85 TPH to reduce the power consumption of Mills.

CPP 1215MW Jharsuguda:

i.	Replacement of Air preheater basket for 2 units to reduce the very high flue gas exit temperature to design level saving 1.8 kcal/kWh in heat rate and 550 kWh in PA consumption.

ii.	Sliding pressure operation during partial load to save 3.2 kcal/kWh in heat rate and 200 Kw in BFP consumption.

iii.	Reduction of unaccounted loss by 6 kcal and reduce turbine heat rate from 2,100 to 2,094 kcal.

iv.	Establish mill operating window to improve air fuel ratio up to 1.1.

v.	Rectification of Turbine internal fins and glands to achieve saving of 1.2 kcal/kWh in heat rate.

vi.	Replacement of Air preheater seals to reduce ID and PA fans consumption by 2.2 MU annually.

vii.	Optimisation of operational parameters i.e. SH,RH spray and SH,RH steam temperature, water chemistry giving saving of 0.7 gms/kWh in heat rate.

viii.	U#1,3,5,6,9 partial FF bag replacement with new bag (emission reduced from 42 µmg/m3 to 30 µmg/m3 and ID fan consumption reduction by 1 MU annually).

ix.	Sp. Raw consumption reduce from 2.03 to 2.00 by maintaining COC (Cycle of Concentration) and leakage arresting in raw water pipeline.

x.	Boiler Excess air optimisation by pursuance of internally developed Decision Chart to reduce extra power consumption by fans.

xi.	Stopping of One CW pump Load <105MW.

ALUMINIUM BUSINESS

Smelter Plant Jharsuguda:

Electrical Energy:

DC Energy saving:

i.	Changing of non-ES pots with 100% graphitised energy saving cathodes achieving reduction in Specific DC energy consumption.

ii.	Reduction in stop pot voltage.

iii.	Bolt drop reduction in potline.

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AC auxiliary Energy saving

i.	Installation of mechanical drain valves in condensate piping of compressor.

ii.	VFD installation in Reduction compressor pump house, cooling tower fan motor in rodding shop & pump house cold water pump at Casthouse-2.

iii.	HFO consumption reduction at bake oven by implementing various Six Sigma techniques.

iv.	Replacement of conventional lights with LED fittings at Casthouse-2 shop floor, 600+ in potline high bay, 600+ in potline courtyard.

v.	Replacement of 150+ nos. of conventional streetlights and 25+ nos. of hight mast fittings with LED fittings.

vi.	Installation of energy power saver in place of lighting transformer at Casthouse-3.

vii.	Optimisation of ID fan operation in FTP.

viii.	Replacement of Conventional (Cylindrical) Filter bag to star type Filter Bag in potline FTP.

ix.	Cooling Ramp VFD installation in all baking furnace.

x.	Provision of an external compressor unit for seal pressure checking for Reduction of diesel consumption in MTV by prevention of idle running of engine during seal pressure check.

xi.	Cooling tower automation in utility Area.

Lanjigarh – Refinery:

The following major energy conservation measures are taken at Lanjigarh:-

i.	Installation of 100KWp roof top solar power plant with annual production of 1.4 lakhs unit of electrical energy.

ii.	Replacement of 4,000 numbers of conventional lights with LED. Annual saving of 9.6 lakhs unit of electrical energy.

iii.	Replacement of pulley for oversized pump motor in white-1 area.

iv.	Installation of 2 nos. 45KW VFD in milk of lime area.

Lanjigarh – CGPP:

i.	Replacement of conventional lights with LED. Annual saving of 41,786 kWh.

ii.	Ceramic coating in CW pump impeller. Annual saving of 28,866 kWh.
(B)	ADDITIONAL INVESTMENTS AND PROPOSALS, IF ANY, BEING IMPLEMENTED FOR REDUCTION OF CONSUMPTION OF ENERGY

OIL & GAS BUSINESS:

Rajasthan Operations:

i.	Commissioning of 2 x 1.1 MW GEG’s at NI-02 field.

ii.	Feasibility study completed for roof top solar power and concluded 4 MW potential.

Ravva Operations:

i.	Procurement of 500 nos. of 20W LED light fittings for replacing of existing 40 W fluorescent lamps in LQ & Plant and would corresponding to saving of 43,800 kWh/year.

ii.	Procurement of 150 nos. of 60W LED light fittings for replacing of existing 70 W HPSV lamps in Plant and would corresponding to saving of 6,570 kWh/year.

iii.	Procurement of 40 nos. of 150 W LED light fittings for replacing of existing 250 W HPSV Lights in Plant and would corresponding to saving of 17,520 kWh/year.

iv.	Water injection single pump operation (P-1509) during less water injection regime thus saving fuel gas for GTG.

v.	Installation of PCV in Contract-1 Gas Treatment plant to reduce power consumption for propane system.

Cambay Operations:

i.	Installation of LED lights at Perimeter wall and few more areas inside plant premises.

COPPER BUSINESS:

i.	1MW Solar power Plant in Chinchpada refinery – Project.

ii.	Efficiency Improvement of Boiler house from 80% to 89%.

iii.	Replacement of existing High mast lights with LED lights.

iv.	Planning to set up sewage treatment plant to treat Municipal sewage to generate fresh water for plant and nearby villagers’ use.

v.	Planning to setup desalinated plant to self- sustain on the water requirement.

vi.	Possibilities for green fuel alternative to Furnace oil.

vii.	Planning to implement Efficiency improvements in Air conditioning system.

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ANNEXURE E CONTINUED...

IRON ORE BUSINESS

VAB:

i.	Replacement of all conventional light fixtures with LED across Value Addition Business.

ii.	Replacement of cooling tower coupling shaft with composite fibre shaft.

iii.	Conducting energy audit from third party and implementation of recommendations.

IOK:

i.	Installed Automatic change over between Govt. supply and DG when either one is not available, resulting in reduction in diesel consumption by 48,000 L/annum.

ii.

Installed new high mast towers in different locations in mine and installation of new poles with LED luminaires, Increased safety, Increased illumination and decreased power usage due to usage of LED luminaires. Decreased usage of IR mobile lighting towers resulting in decreased diesel consumption of about 24,000 L/annum.

iii.	Replacement of 1,000 W Metal halide lights with LED 300 W in IR lights (20 nos. IR lights) resulting in savings of 0.5 Lts/day/IR/ month-18,000 L/annum.

POWER BUSINESS:

2400MW Jharsuguda Proposals:

i.	New design Eco tube replacement in boiler to reduce forced outage.

ii.	Steam path audit of Turbine steam flow path.

iii.	Chemical cleaning of condenser tubes.

iv.	Separation of Vacuum pump suction line from HP & LP condenser.

v.	TDBFP internal inspection to increase efficiency while Capital Overhauling.

1215MW Jharsuguda Proposals:

i.	Installation of VFD’s for ID and PA fans (HT DRIVES).

ii.	Firing of Biomass in blending with coal.

iii.	Green cooling tower installation.

iv.	Automatic condenser ball cleaning system for condenser.

v.	Pulveriser gearbox oil replacement with energy efficient oil

vi.	Installation of energy efficient motors.

ALUMINIUM BUSINESS

Sl. No.	Project	Target Area	Estimated Savings (kWh)
1	Replacement or Maintenance of Faulty Steam traps	DIG, EVAP, White 1, Red 2	1,359,000.00
2	Installation of rooftop 100 KWp Solar Power panel	Admin building	128,109.60
3	VFD conversion of Good Quality Condensate pump: 29-PU-0001B	Evaporation	60,924.60
4	Installation of Test Liquor VFD: 26-PU-0010	Evaporation	163,080.00
5	Running combination of most efficient pumps I & II in Raw water pumping station at Lanjigarh	Lanjigarh Pump House	452,600.00
6	Pulley replacement of oversized pumps to attain BEP	White 1	3,146,400.00
7	Energy management system and SCADA implementation in entire refinery	Refinery	—
8	Replacement of conventional lighting system with LED	Area lighting, Office lighting and Floodlight	272,160.00
9	Use of blowers instead of compressed air in Sump pumps	PDS, DIG	7,455,577.00
CGPP:
10	Turbine #1 vacuum improvement	Turbine#1	13,453,085.00
11	Increase in pump efficiency by applying corrosion resistance coating in CW pump impellers	CW Pump	82,992.00
12	Cooling Tower performance improvement	Cooling Tower	162,000.00
13	Installation of LED lights	Boiler & AVR	9,597.60

(C)	IMPACT OF ABOVE MEASURES IN (A) AND (B) FOR REDUCTION OF ENERGY CONSUMPTION AND CONSEQUENT IMPACT ON COST OF PRODUCTION OF GOODS

OIL & GAS BUSINESS

Rajasthan Operations:

i.	Utilisation of associated gas for power and thereby avoiding flaring/GHG emission.

ii.	Conservation of diesel and electricity by installation of GEGs at satellite fields.

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Ravva Operations:

i.	Single water injection pump operation.

Energy Savings of ~10,000 kWh/day, Fuel gas reduction of ~7,440 scm/day and corresponding cost savings of ₹ 6.7 mm per annum considering 90 days operation in a year.

ii.	Installation of PCV in Contract-1 Gas Treatment plant to achieve Joule Thomson effect and provide TOR to gas treatment.

Fuel gas consumption reduced by 1,360 scm/ day by stopping one Propane compressor in Contract-I and corresponding cost saving of 4.96 mm ₹ per annum.

iii.	Total Savings from replacement of lights: 34 mWh/annum (~170,000 ₹ per annum).

Cambay Operations:

i.	Installation of LED lights at various locations inside plant area: Total power savings due to the initiative would be 36,800 kWh/year and cost savings of ₹ 3.9 lakhs/year.

IRON ORE BUSINESS

VAB:

i.	The Energy Conservation measures undertaken in various areas in 2019-20 have an annual saving potential of 1,204 mWh of Electricity per annum for VAB.

IOK:

i.	The Energy Conservation measures undertaken in various areas in 2019-20 have an annual saving potential of 90 KL of Diesel & 89.2 mWh of Electricity for IOK.

POWER BUSINESS

2400MW Jharsuguda:

•	Achieved lowest ever APC of 6.43% in U4 since commissioning in January 2020.

•	Reduction in Specific coal consumption by 2 gms/kWh on annual basis.

•	Lower SOC achieved 0.01 ml/kWh in January 2020.

•	Lower SCC achieved 764 gm/kWh in December 2019.

•	Lower DM Makeup achieved 0.37% in January 2020.

1215MW Jharsuguda:

•	0.01% APC (Auxiliary Power Consumption) improvement in FY 2020 compared to FY 2019.

•	24% reduction in DM water consumption in FY 2020 compared to FY 2019 from 1.003% to 0.766%.

•	0.01% APC (Auxiliary Power Consumption) improvement in FY 2020 compared to FY 2019.

•	0.08 ml/kWh reduction in specific oil consumption from 0.2 to .12 ml/kWh on annual basis.

Achieved best figures in APC since commissioning

Yearly	9.21	FY 20
Half Yearly	8.91	H2-20
Quarterly	8.83	Q3 FY 19-20
Month	8.79	Dec-19

ALUMINIUM BUSINESS:

Refinery:

i.	Reduction of Specific Electrical energy from 235 kWh/T to 216 kWh/T

ii.	Reduction of specific FO consumption from 71.23 kg/T to 70.59 kg/T

(D)	THE STEPS TAKEN BY THE COMPANY FOR UTILISING ALTERNATE SOURCES OF ENERGY

COPPER BUSINESS

i.	Initiated 1 MW Solar power project.

ii.	New Boiler procurement initiated to handle Natural Gas as well as Furnace Oil.

iii.	Planning to setup Sewage treatment plant to treat Municipal sewage to generate fresh water for plant & nearby villages’ usage.

iv.	Planning to setup a Natural gas terminal for alternate usage of FO & LPG.

v.	Planning to setup Desalination plant to self- sustain on the water requirement.

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ANNEXURE E CONTINUED...

FORM OF DISCLOSURE OF PARTICULARS WITH RESPECT TO TECHNOLOGY ABSORPTION RESEARCH AND DEVELOPMENT (R & D)

COPPER BUSINESS

Specific areas in which R&D carried out by the Company:

i.	Alternate Material for pig iron.

ii.	Recovering of copper sulphate from the electrolyte.

iii.	Minor metals recovery from slime.

IRON ORE BUSINESS:

VAB:

Specific areas in which R&D carried out by the Company:

i.	Sinter plant reduction in coke breeze consumption by utilisation of blast furnace waste dust.

ii.	Oxygen enrichment in sinter plant.

iii.	Pulverised coal injection in Blast furnace-1 & 2.

Benefits as a result of R&D

i.	Reduction in coke breeze consumption by 2 kg/tonne of sinter.

ii.	Reduction in coke breeze consumption and reduction in internal return fines generation.

iii.	Replacement of coal with coke at a ratio of 0.8.

ALUMINIUM BUSINESS:

CPP Plant Jharsuguda:

i.	Biomass feeding in blending with current coal.

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Technology Absorption, Adaptation and Innovation

Efforts in brief made towards technology absorption, adaptation and innovation	OIL & GAS BUSINESS Rajasthan Operations:

•   Sand Guard and ADV Installation - Under polymer one of the common reasons of ESP pump failure is the broken/stuck shaft due to debris fall back. In the event of any planned/ unplanned shut down, sand guard installed above the pump holds all the debris and keep the pump shaft free from any debris which is produced once the system is restarted.

•   Permanent Magnetic Motor (PMM) Installation: ESP wells are conventionally completed with Induction Motor (IM) which are less efficient and generate more heat. Under polymer flood, polymer sticks onto the hotter surface reducing heat dissipation resulting in continuous rise in motor temperature. Permanent magnetic motor due to its higher efficiency operates at lower temperature hence preventing polymer deposition on body of down-hole motor. Trial of 3 system successfully completed in worst effected ESP wells.

• Advance Gas Handler (AGH) are helico axial pump which are capable of handling high percentage of free gas at pump intake and thus avoiding gas locking.
Technology pilots done in FY 2020: Pilot projects completed:
• Radial Jet Drilling in Mangala, Bhagyam & Aishwariya (MBA) injector wells.
• Poly-acrylic scale inhibitor dosing in Mangala ESP wells.
• Power-wave pulsating tools for Coil Tubing conveyed well cleanouts.
• Boronised tubing in Bhagyam.
Pilot projects in progress:
• Seismic Stimulation.
• Clearwell installation on Artificial lift wells.
• Agitator technology to support workover fishing.
Ravva and Cambay Operations:

•   Platform based stimulation of injector wells were conducted using the in-house conceived, “Mini stimulation package”. This initiative has removed the weather dependency of well stimulation and requirement of platform supply vessel in Ravva for injector well stimulation. This project has resulted in improved water injection, enabling pressure maintenance of the block and improved production performance from the producer wells.

•   Auto gas lift technique has been utilised for reviving shut-in wells. The shallow gas zones in existing wells were opened at a controlled rate to produce the wells using gas lift. E-line and tractor-stoker equipment were utilised for operations in the highly deviated wells like LB-10.

•   A straddle gas lift packer system was installed as a retrofit gas lift system in well LB-5 as the existing completion did not allow for a traditional gas lift set up. This resulted in a gain of ~250bopd.

• A jet pump was modified and improvised for accessing auto gas lift in GA-06, the quick turn around with this modification revived the well with 900 bopd production.
IRON ORE BUSINESS VAB:
i. Pulverised coal injection in blast furnace 1 & 2.
ii. Oxygen enrichment in Sinter Plant and Blast furnace-1 & 2.
iii. Use of high thermal conductivity bricks for oven bed.
iv. Hydraulic compacting station in Met coke division.
POWER BUSINESS
2400MW Jharsuguda:
i. Implementation of Online boiler tube leakage detection system.
1215MW Jharsuguda:
ii. Biomass feeding in blending with current coal. iii. Sliding pressure operation.
ALUMINIUM BUSINESS
i. SMART POT GE digital project kick-off in Smelter-II aimed at improving Potroom performance.

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Benefits derived as a result of above efforts e.g. product improvement, cost reduction, product development, import substitution	OIL & GAS BUSINESS
Rajasthan Operations:
• Sand Guard and ADV Installation in Rajasthan Operations:
– Sand Guard installation provided better protection of ESP pump from debris fall back avoiding pre-mature pump failures.
– Installation of sand guard also eliminates requirement of coiled tubing (saving per day cost~ 5,000 USD) which is generally required for all the ESP related stimulations.
• Permanent Magnetic Motor (PMM) Installation
– Elimination of increasing motor temperatures in ESP wells due to polymer sticking.
– Expected cost saving per year due to elimination of ESP stimulation (high MWT treatment) is approximately 2 MMUSD for the 3 wells.
• Advance Gas Handlers (AGH)
– AGH provides better gas handling capacity avoiding frequent gas locking and maximise the fluid withdrawal from reservoir.
– It also eliminates ESP flushing stimulation required to flush out any trapped gas hence, reducing OPEX expenditure and improve overall ESP uptime.
Pilot projects completed:
i. Radial Jet Drilling in MBA injectors – Sustenance of improved injection was twice as much as conventional treatments. Technology is proven and can be applied on field scale.
ii. Poly-acrylic scale inhibitor – Scale inhibitor dosing slowed ESP motor heating & delayed ESP workovers thus providing better run life.

iii.   Power wave cleanout tools were used to clean hard/mature Iron sulphide scale deposition inside injector well’s tubing which otherwise can’t be cleaned out with conventional jetting. This provides sustained improvement in injectivities in water/polymer injector wells.

iv. Boronised tubing is installed in 5 of Bhagyam PCP wells as a pilot. This has reduced the tubing wear considerably making way for improved well life and easier workovers.
Pilot projects in progress:
i. Seismic stimulation – This technology is under trial application in Bhagyam field to improve production in an area of one mile by virtue of transmitting low frequency high energy elastic waves.

ii.  Clearwell – This technology is under trial application to reduce polymer deposition inside production tubing in ESP and Jet Pump oil producers through electric pulse. This can reduce the requirement of costly well intervention to improve well productivities.

iii.   Agitator – This technology is under trial application in complicated workovers wherein the tool as part of fishing BHA supports to release stuck pipe by continuous agitation generated by hydraulics.

IRON ORE BUSINESS
VAB:
i. Reduction in coke rate resulting reduced COP.
ii. Increase in productivity and reduction in coke rate.
iii. Improvement in coke oven productivity.
iv. Reduction in fines generation.
POWER BUSINESS
2400MW Jharsuguda:
i. Power cost reduction by 83 $/tonne.
ii. Reduction in forced outage time by 2.3%.
iii. Increase in station availability and PLF by 2%.
1215MW Jharsuguda:
i. Power cost reduction by 64 $/tonne.
ii. Reduction in turbine heat rate by 6 kcal & DM Make up % by 24%.
iii. Reduction of APC from 9.22% to 9.21%.
ALUMINIUM BUSINESS
CPP Plant Jharsuguda:
i. Power cost reduction by 64 $/tonne.
ii. Reduction in turbine heat rate by 6 kcal & DM Make up % by 24%.
iii. Reduction of APC from 9.22% to 9.21%.

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Details of technology imported:

	Technology imported	Year of import	Has technology been fully absorbed
OIL & GAS BUSINESS	Rajasthan Operations Sand Guard – Equipment is manufactured outside India. The year of import FY 2020.		The trial has been successfully completed and field wise implementation is under progress.
	Permanent Magnetic motors (PMM) are manufactured outside India and was imported in FY 2019-20.		Yes. The Trial has been successfully completed. Phase wise full field implementation in under progress.

	Equipment is manufactured outside India. The year of import FY 2019-20.		The trial has been completed.
COPPER DIVISION	No
IRON ORE – VALUE ADDITION BUSINESS:	Hydraulic compacting station in MCD Battery-1 and Battery-2 Pulverised coal injection in Blast furnace 1& 2.	2018-19 [MCD] 2017 [PID-1]	Yes
POWER BUSINESS	No
ALUMINIUM BUSINESS	No

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STATUTORY REPORTS

ANNEXURE E CONTINUED...

Disclosure of particulars with respect to conservation of energy

Particulars	Unit	Year Ended March 31, 2020	Year Ended March 31, 2019	Year Ended March 31, 2020	Year Ended March 31, 2019	Year Ended March 31, 2020	Year Ended March 31, 2020	Year Ended March 31, 2020	Year Ended March 31, 2020	Year Ended March 31, 2020	Year Ended March 31, 2019	Year Ended March 31, 2019	Year Ended March 31, 2019	Year Ended March 31, 2019	Year Ended March 31, 2019	Year Ended March 31, 2020	Year Ended March 31, 2019	Year Ended March 31, 2020	Year Ended March 31, 2019	Year Ended March 31, 2020	Year Ended March 31, 2019
		Oil & Gas		Copper		Iron-Ore										Power (600MW)		Aluminium
Business Unit						Met Coke Division	Pig Iron Division	Power Plant (Whr)	Mining Goa	Mining Karnataka	Met Coke Division	Pig Iron Division	Power Plant (Whr)	Mining Goa	Mining Karnataka			Lanjigarh		Jharsuguda
A. Power and Fuel Consumption
Electricity
Purchase Unit	mWh	162353	143317	59348.72	56748.64	7608.3	172569.9	766.5	1886.9	338.0	7664.2	189488.4	155.0	2695.6	150.0	311856	129067.76	1942.00	3573.00	968624	2890432.34

Total Amount (Exc Demand Chgs)	₹ Crore	115.02	109.60	35.63	32.01	0.4	8.8	0.4	0.9	0.3	0.3	7.8	0.0	1.3	0.2	141.05	61.82	1.12	2.04	503.56	1803.32

Rate/Unit	₹/kWh	7.08	7.65	6.00	5.64	0.6	0.5	5.4	4.8	9.2	0.4	0.4	2.9	5.0	10.3	4.52	4.79	5.77	5.77	5.20	6.24
Own generation Unit*	mWh	556727	637412	157.00	363.55	0.1	94.0	390581.6		NA	0.4	113.1	434184.6		NA	781505	1029608.99	489655	435291	20408216	19152282
Unit per unit of fuel	₹/Unit, gms/Unit, Lit/ Unit	0.00	0.00	0.35	0.32											810	0.00	2.90	2.76	802	802
Cost/Unit	₹/mWh, ₹/kWh	0.00	0.00	21.13	21.33	17.3	13.7	0.0		NA	22.4	18.4	0.0		NA	4.28	2.82	3.58	3.46	3.27	3.78
Furnace Oil		0.00	0.00														0.00
Quantity**	KL	0.00	0.00	5479.88	5093.86	Nil	Nil	Nil	Nil	NA	Nil	Nil	Nil	Nil	NA		3.50	128519.04	107328.67		34865.72

Total Amount	₹ Crore	0.00	0.00	17.09	17.21	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA		0.02	412.00	379.40		130.36

Average Cost per litre	₹/Lit	0.00	0.00	31.19	33.78	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA		51.81	32.06	35.35		37.39
Diesel Oil		0.00	0.00														0.00
Quantity	KL	6377	9751.06	54.67	116.67	13.0	50.2	Nil	3817.2	6786.0	19.0	75.9	3.7	673.4	4997.0	511	445.58	169.63	1017.05	2855.67	8692.54

Total Amount	₹ Crore	36.05	49.80	0.34	0.73	0.1	0.3	NA	21.8	37.4	0.1	0.5	0.0	4.2	28.3	2.74	1.76	0.71	6.45	12.23	49.91

Average Cost per litre / Unit per litre of Oil	₹ / Lit	56.53	51.07	63.09	62.42	61.8	62.6	NA	57.0	55.1	65.2	63.0	61.0	62.9	56.6	54	39.58	41.79	63.43	42.83	57.41
Cost per Unit		0.00	0.00														0.00
L.P.G./ LNG/ Propane/ IPA		0.00	0.00														0.00
Quantity-(LPG)	MT	0.00	0.00	7191.22	4230.64	Nil	55.3	Nil	Nil	NA	Nil	94.6	Nil	Nil	NA		0.00

Total Amount	₹ Crore	0.00	0.00	28.31	18.63	Nil	0.3	Nil	Nil	NA	Nil	0.5	Nil	Nil	NA		0.00

Average Cost per Kg	₹/Kg	0.00	0.00	39.36	44.04	Nil	49.3	Nil	Nil	NA	Nil	55.5	Nil	Nil	NA		0.00
L.P.G./ LNG/ Propane/ IPA		0.00	0.00														0.00
Quantity(LNG)	MT	0.00	0.00	0.00	0.00	Nil	Nil	Nil	Nil	NA	Nil	Nil	Nil	Nil	NA		0.00

Total Am ount	₹ Crore	0.00	0.00	0.00	0.00	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA		0.00

Average Cost per MT	₹	0.00	0.00	0.00	0.00	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA		0.00
L.P.G./ LNG/ Propane/ IPA
Quantity-(IPA)	MT			0.00	0.00

Total Amount	₹ Crore			0.00	0.00

Average Cost per Kg	₹/Kg			0.00	0.00
Natural Briqutte/ Coal		0.00	0.00														0.00
Quantity	MT	0.00	0.00	0.00	0.00	Nil	Nil	Nil	Nil	NA	Nil	Nil	Nil	Nil	Nil		802329.52	871917.17	783270.83	14357641	13609055.24

Total Amount	₹ Crore	0.00	0.00	0.00	0.00	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA		158.68	352.94	303.77	4932.55	5163.47

Average Cost per MT	₹	0.00	0.00	0.00	0.00	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA		1977.70	4047.90	3878.16	3435.49	3794.14

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Particulars	unit	Year Ended March 31, 2020	Year Ended March 31, 2019	Year Ended March 31, 2020	Year Ended March 31, 2019	Year Ended March 31, 2020	Year Ended March 31, 2020	Year Ended March 31, 2020	Year Ended March 31, 2020	Year Ended March 31, 2020	Year Ended March 31, 2019	Year Ended March 31, 2019	Year Ended March 31, 2019	Year Ended March 31, 2019	Year Ended March 31, 2019	Year Ended March 31, 2020	Year Ended March 31, 2019	Year Ended March 31, 2020	Year Ended March 31, 2019	Year Ended March 31, 2020	Year Ended March 31, 2019
		Oil & Gas		Copper		Iron-Ore										Power (600MW)		Aluminium
Business unit						Met Coke Division	Pig Iron Division	Power Plant (Whr)	Mining Goa	Mining Karnataka	Met Coke Division	Pig Iron Division	Power Plant (Whr)	Mining Goa	Mining Karnataka			Lanjigarh		Jharsuguda
B. Consumption per MT of Production		0.00	0.00														0.00
Continuous Copper Rod/Iron -Ore		0.00	0.00														0.00
Electricity	mWh/MT	0.00	0.00	0.52	0.52	0.0	0.3	0.1	NA	0.0	0.0	0.3	0.1	NA	0.0		0.00
Furnace Oil	KL/MT	0.00	0.00	0.05	0.05	Nil	Nil	Nil	Nil	NA	Nil	Nil	Nil	Nil	Nil		0.00
Diesel	KL/MT	0.00	0.00	0.00	0.00	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0		0.00
L.P.G./ Propane/ IPA	MT/MT	0.00	0.00	0.06	0.04	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA		0.00
Production of Rod	MT	0.00	0.00	114916.00	109459.00	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA		0.00
Alumina		0.00	0.00														0.00
Electricity	kWh/MT	0.00	0.00			NA	NA	NA	NA	NA	NA	NA	NA	NA	NA		0.00	216.75	235.49
Coal for Steam	MT/MT	0.00	0.00			NA	NA	NA	NA		NA	NA	NA	NA			0.00	0.262	0.261
Furnance Oil for Calcinaton	Kg/MT	0.00	0.00			NA	NA	NA	NA	NA	NA	NA	NA	NA	NA		0.00	70.59	71.23
Hot Metal		0.00	0.00														0.00
Electricty (Total AC for electrolysis and auxillary energy)	kWh/MT	0.00	0.00			NA	NA	NA	NA	NA	NA	NA	NA	NA	NA		0.00			14090.45	14035.52
Billet (including alloy rods)		0.00	0.00														0.00
Electricity	kWh/MT	0.00	0.00			NA	NA	NA	NA	NA	NA	NA	NA	NA	NA		0.00			351.66	305.32
Furnace Oil	KL	0.00	0.00			NA	NA	NA	NA	NA	NA	NA	NA	NA	NA		0.00
Ingots		0.00	0.00														0.00
Electricity	kWh/MT	0.00	0.00			NA	NA	NA	NA	NA	NA	NA	NA	NA	NA		0.00			34.22	32.96
Furnace Oil	KL	0.00	0.00			NA	NA	NA	NA	NA	NA	NA	NA	NA	NA		0.00
Wire Rods		0.00	0.00														0.00
Electricity	kWh/MT	0.00	0.00			NA	NA	NA	NA	NA	NA	NA	NA	NA	NA		0.00			136.40	187.79
Furnace Oil	KL	0.00	0.00			NA	NA	NA	NA	NA	NA	NA	NA	NA	NA		0.00
Slabs
Electricity	kWh/MT																			104.54
Furnace Oil	KL
Cast Bar
Electricity	kWh/MT																			270.61
Furnace Oil	KL

*	This includes the WHRB Generation also.
**	This includes the FO consumed in CPP also.
***	This includes Generation from DG Set also.

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STATUTORY REPORTS

REPORT ON CORPORATE GOVERNANCE

Vedanta believes in working towards ‘Desh Ki Zarooraton Ke Liye’ – ascertaining that everything above the Earth comes from below the Earth. We, being a responsible globally diversified natural resources company, trust in unearthing and harnessing the infinite potential of natural resources in the most sustainable way to power the nation’s progress. Vedanta, providing vital commodities needed for everyday life, endeavours to bring these blessings of the earth to you.

COMPANY’S PHILOSOPHY ON CODE OF GOVERNANCE

Our Corporate Governance reflects the values, vision, mission and seven pillars of the Company. To perpetually ensure utmost trust and confidence of our stakeholders in us, transparency, accountability, excellence, veracity, safety and professionalism form an integral part of our functioning and practices.

The success of the Company is in consonance with the value generation for its shareholders. Vedanta, hence, believes that by ensuring highest standards of Corporate Governance and following global best practices, it is continuously evolving its performance goals and optimising sustainable yield for its shareholders.

SEVEN PILLARS OF VEDANTA

Sustainability, Health, Safety & Environment	People	Values, Ethics & Governance	Digitalisation, Innovation, Technology & Excellence	Quality	Growth	Giving back to Community/ Society

Guiding principles

Transparency and Accountability	Policies & Regulatory Framework	Management/ Board and Committees	Values & Ethics	Monitoring & Internal Control	Executing Strategy & Managing Risk

Compliance with Global Guidelines and Best Practices

Your Company has been at the forefront in complying with global best practices in Corporate Governance.

During the financial year Vedanta Limited was awarded with the coveted Golden Peacock Global Award for Excellence in Corporate Governance in recognition of our outstanding commitment to corporate governance, transparency, ethics, risk management, diversity and inclusion, sustainability and involvement with its stakeholders and communities around the world. In a span of four years, this is the second time that the Company has been bestowed with this prestigious award by the Institute of Directors.

Golden Peacock Awards are regarded as a benchmark of corporate governance worldwide and have become a hallmark of excellence. This marks as a major milestone on our journey towards sustainably contributing to India’s growth and progress whilst maintaining transparency, reliability and integrity.

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Vedanta has maintained the highest standards of corporate governance all through its operations. Our sustainable development journey continues to create value for our stakeholders. We have invested our time and resources in introspecting our actions; we have achieved our targets and formulated ambitious new ones; we have adopted global best practices and taken innovative leaps; we have aligned our standards with industry benchmarks and charted some of our own. We have done all this and will continue to do it with a singular agenda: ensuring long-term growth of all stakeholders.

In addition to complying with the statutory guidelines, the Company has voluntarily adopted and evolved various practices of governance conforming to utmost ethical and responsible standards of business. These practices reflect the way business is conducted and value is generated.

Integrated Reporting

Since its inception, Vedanta Limited has taken conscious efforts to operate in a manner responsible to all stakeholders. Every decision and action at the Company is taken after considering the impact they may have on the Company’s relevant stakeholder groups. This is a true reflection of the organisation’s integrated thinking, which takes into account all the resources and relationships that affect Company’s ability to create sustained value. These resources and relationships, termed ‘Capitals’, are stocks of value enabling Company’s operations.

SEBI vide circular no. SEBI/HO/CFD/CMD/CIR/P/2017/10 dated February 6, 2017 had recommended voluntary adoption of ‘Integrated Reporting’ (IR) from 2017-2018 by the top 500 listed companies in India.

While operating, your Company actively considers its external environment, the opportunities and challenges, the organisational strategy to respond to these externalities and the outputs and outcomes it produces basis its business activities. Starting FY 2017-18, the Company has proactively commenced reporting its annual performance and strategy using an integrated report, using the content elements and the guiding principles outlined in the International Integrated Reporting framework. The organisation has continued its Integrated Reporting journey and its FY 2019-20 performance and forward-looking strategy have been elucidated in the current Integrated Annual Report.

The report takes into account the following six capitals while reporting:

FINANCIAL CAPITAL

The Company is focussed on optimising capital allocation and maintaining a strong balance sheet while generating strong FCFs. It also reviews all investments, taking into account the Group’s financial resources with a view to maximising returns to shareholders.

NATURAL CAPITAL

India and Africa have favourable geology and mineral potential and these regions provide the Company with world-class mining assets, which are structurally at low cost and have extensive R&R. Additionally, operating the Company’s mines requires a range of resources, including water and energy, which the Company aims to use prudently and sustainably.

HUMAN CAPITAL

The Company has employees from across the world and it is committed to provide them with a safe and healthy work environment. In addition, by creating a culture that nurtures innovation, creativity and diversity, it enables them to grow personally and professionally while also helping to meet our business goals.

INTELLECTUAL CAPITAL

As a relatively young Company, the Company is keen to embrace technological developments. The Company is setting up a centre of technological excellence in South Africa, enabling them to nurture and implement innovative ideas across the business, which lead to operational improvements.

SOCIAL AND RELATIONSHIP CAPITAL

The Company aims to forge strong partnerships by engaging with its key stakeholders, including shareholders and lenders, suppliers and contractors, employees, governments, communities and the society in general. These relationships help maintain and strengthen Vedanta’s licence to operate.

MANUFACTURED CAPITAL

The Company invests in assets including best-in-class equipment and machinery to ensure it operates as efficiently and safely as possible both at its current operations and in its expansion projects. This also supports its strong and sustainable cash flow generation.

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Vedanta’s Sustainability Reporting Journey

Ensuring long-term growth for all stakeholders has been the cornerstone of our sustainability journey. We have embraced sustainability as a comprehensive, integrated business practice that involves collaboration, innovation, and a course of action. On the sustainability roadmap, we keep achieving our goals and formulating new ones, while continuously progressing towards lasting growth.

Your Company has been publishing the Sustainability Report for over a decade now. The Sustainability Report is prepared in accordance with the Global Reporting Initiative (GRI) Standards: Core option. It is mapped to the United Nations Global Compact (UNGC) and aligns to Sustainable Development Goals (SDGs). It reports our approach and disclosure towards triple bottom line principles – people, planet and profit.

Our sustainable development agenda is built on four pillars – Responsible Stewardship; Building Strong Relationships; Adding and Sharing Value; and Strategic Communications.

Vedanta applies its sustainability performance reporting criteria based on GRI Standards including the Mining and Metals and Oil & Gas Sector Disclosures, National Voluntary Guidelines on Social, Environmental and Economic Responsibilities of Business (NVG) framed by the Ministry of Corporate Affairs (MCA), Government of India, United Nations Global Compact (UNGC) principles, and standards set by International Council on Mining and Metals (ICMM), International Finance Corporation (IFC), Organisation for Economic Co-operation and Development (OECD) and Sustainable Development Goal frameworks for the Company.

The Sustainability Report of the Company can be accessed at https://www.vedantalimited.com

Tax Transparency Reporting

We have a long-standing commitment to transparency and are proud of the value we generate and how this contributes to building trust with the communities in which we operate.

The Tax Governance and Strategy of the Company includes the following:

•	Substance, Transparency and Arm’s Length Principle;

•	Tax Risk Management;

•	Dynamic Tax Environment;

•	Relationship with Tax Authorities and Dispute Resolution.

The Company has been publishing Tax Transparency Report (TTR) for providing an overview of the tax strategy, governance and tax contributions made by the Company and for ensuring greater transparency, and disclosure of profits made, and taxes paid. We consider this as an important part of our social license to operate. TTR is a voluntary initiative to ensure proactive transparency in tax reporting and greater accountability towards stakeholders which helps in getting detailed information about the overall economic contribution of Vedanta to the government of countries where it operates.

The report for the FY 2020 is available on the website at https://www.vedantalimited.com

BOARD OF DIRECTORS

The Board of Directors of the Company play the most pivotal role in overseeing the management, governance, performance, long-term success of business as a whole and protecting the long-term interests of all the stakeholders. The Board is entrusted with reviewing and approving the management’s strategic plan & business objectives and monitoring the Company’s strategic direction. The Board also ensures adherence to the highest standards of Corporate Governance and complete transparency in the functioning of the Company.

Company’s Board holds a fiduciary position, empowered to ensure that all the actions and decisions are aligned with the best interests of its stakeholders. It exercises independent judgement and plays a vital role in the oversight of the Company’s affairs.

To discharge its obligations effectively, the Board has constituted various board committees. Each of the committees has a clearly laid down charter and is entrusted with discharging its duties, roles and responsibilities. Further, the details pertaining to each of the committees have been provided in subsequent section of this report.

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Chairman and other Key Managerial Personnel (KMPs)

The Chairman’s principal responsibility is for the effective running of the Board by acting as the leader of the Board and by presiding over the meetings of the Board and the shareholders. He is entrusted with overseeing overall conduct of the Board and ensuring that it adheres to the statutory requirements and best governance practices in letter and spirit.

Effective leadership and governance of the Board allows the Directors to focus on the crucial strategic, financial and operational issues, to make informed decisions and be comfortable to challenge any uncertainties, as well as ensuring a transparent approach in communicating with Shareholders.

In our constant endeavour to adhere to the global best practices and in line with the SEBI recommendations, Mr. Anil Agarwal has been appointed as the Non-Executive Chairman of the Company effective April 1, 2020.

The roles of the Chairman of the Board and the Chief Executive Officer (CEO) have a clear division of responsibilities and duties as the positions are held by separate individuals. Apart from this, the Company also has a separately designated Chief Financial Officer and Company Secretary & Compliance Officer.

Following were the changes in the position of Directors/ Key Managerial Personnel (KMPs) of the Company:

•	Mr. Tarun Jain was re-appointed as a Non-Executive Director w.e.f. April 1, 2019 for a period of 1 year and effective April 1, 2020, he ceased to be a Director of the Company;

•	Mr. Ravi Kant ceased to be Independent Director of the Company w.e.f. close of business hours on May 31, 2019 consequent to completion of his tenure;

•	Mr. MK Sharma was appointed as an Independent Director w.e.f. June 1, 2019 to May 3, 2022;

•	Mr. GR Arun Kumar was re-appointed as a Whole- Time Director & CFO w.e.f. November 22, 2019 for a term of 2 years;

•	Shareholders approved continuation of directorship of Mr. K Venkataramanan as an Independent Director from the day he attained the age of 75 years i.e. December 11, 2019 till the expiry of his current term till March 31, 2020 and further re-appointed him for a 2nd and final term of one year effective from April 1, 2020 till March 31, 2021;

•	Mr. Anil Agarwal was appointed as Non-Executive Director designated as Chairman of the Board w.e.f. April 1, 2020;

•	Mr. Navin Agarwal was re-designated as Executive Vice Chairman of the Board w.e.f. April 1, 2020;

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REPORT ON CORPORATE GOVERNANCE CONTINUED...

•	Mr. S Venkatakrishnan resigned from the position of Whole-Time Director & CEO w.e.f. close of business hours on April 5, 2020;

•	Mr. Sunil Duggal, Whole-Time Director & CEO of Hindustan Zinc Limited (subsidiary of the Company) has taken additional charge as Interim Chief Executive Officer and Key Managerial Personnel of the Company w.e.f. April 6, 2020;

•	Mr. Aman Mehta ceased to be Independent Director of the Company w.e.f. close of business hours on May 16, 2020 consequent to completion of his tenure;

•	Ms. Priya Agarwal has been re-appointed as the Non-Executive Director of the Company w.e.f. May 17, 2020 for a term of 3 years.

Senior Management

Sound corporate governance commences with engaged, proficient, and experienced Board, KMPs and Senior Management, along with clear lines of responsibility and accountability.

Pursuant to the provisions of the Companies Act, 2013 and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements), Regulations, 2015 (‘Listing Regulations’) and keeping in mind the critical nature of the business of the group and its strategic growth vision, the Nomination and Remuneration Committee (NRC) of the Company has identified certain positions as Senior Management.

The Senior Management, develops the business strategy, undertakes significant decisions to implement that strategy, and manages the day-to-day decisions to ensure that these decisions are in parity with the long- term objectives and policies of the Company. Further, the Board oversees the development of the overall business strategy and the decisions made by senior management in the pursuit of strategic objectives.

The appointments, removal, remuneration etc. of the Senior Managerial Personnel is evaluated and recommended by the NRC to the Board for its approval. Further, on an annual basis, the Senior Management provides their disclosures along with affirmation to the Code of Business Conduct and Ethics of the Company.

Size, Composition and Board Refreshments

The Board believes that it is essential to have an appropriate balance between Executive, Non-Executive and Independent Directors to promote shareholder interests and govern the Company effectively. Hence, the Company maintains an optimum combination of Directors in compliance with the Companies Act, 2013 (‘Act’), the Listing Regulations, and is also in line with the global best practices.

As on March 31, 2020, the Board comprises of ten members, consisting of one Executive Chairman, two Executive Directors, two Non-Executive Directors including one Woman Director and five Non-Executive Independent Directors including one Woman Director.

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The details of tenure of the Directors as on March 31, 2020 is given below:
Name of Director	Initial Date of Appointment	Current Tenure From	Tenure Till	Tenure as on March 31, 2020 (in years) (Months / 12)
Executive Directors
Mr. Navin Agarwal(1)	August 17, 2013	August 1, 2018	July 31, 2023	6.58
Mr. GR Arun Kumar(2)	November 22, 2016	November 22, 2019	November 21, 2021	3.33
Mr. S. Venkatakrishnan(3) (Ceased to be Director w.e.f. close of business hours on April 5, 2020)	March 1, 2019	March 1, 2019	April 5, 2020	1.08
Non-Executive Independent Directors
Mr. MK Sharma(4)	June 1, 2019	June 1, 2019	May 3, 2022	0.83
Mr. K Venkataramanan(5)	April 1, 2017	April 1, 2020	March 31, 2021	3.00
Ms. Lalita D. Gupte(6)	January 29, 2015	January 29, 2018	August 10, 2021	5.17
Mr. Aman Mehta(7) (Ceased to be Director w.e.f. close of business hours on May 16, 2020)	May 17, 2017	May 17, 2017	May 16, 2020	2.83
Mr. UK Sinha	March 13, 2018	March 13, 2018	August 10, 2021	2.00
Non-Executive Directors
Ms. Priya Agarwal(8)	May 17, 2017	May 17, 2020	May 16, 2023	2.83
Mr. Tarun Jain(9) (Ceased to be Director w.e.f. April 1, 2020)	April 1, 2014	April 1, 2019	March 31, 2020	6.00

(1)

Mr. Anil Agarwal was appointed as Non-Executive Director designated as Chairman of the Board w.e.f. April 1, 2020 pursuant to which, Mr. Navin Agarwal was re-designated as Executive Vice Chairman of the Board effective April 1, 2020.

(2)	Mr. GR Arun Kumar has been re-appointed as a Whole-Time Director & CFO w.e.f. November 22, 2019.
(3)	Mr. S Venkatakrishnan resigned from the position of Whole-Time Director & CEO w.e.f. close of business hours on April 5, 2020.
(4)	Mr. MK Sharma was appointed as a Non-Executive Independent Director w.e.f. June 1, 2019 to May 3, 2022.
(5)

In terms of Regulation 17(1A) of SEBI Listing Regulations, the shareholders through special resolution passed by Postal Ballot on December 6, 2019, approved continuation of directorship of Mr. K Venkataramanan as a Non-Executive Independent Director from the day he attained the age of 75 years i.e., December 11, 2019 till the expiry of his current term till March 31, 2020. Further, Mr. Venkataramanan has also been re-appointed for a 2nd and final term of one year effective from April 1, 2020 till March 31, 2021 notwithstanding that he has attained the age of 75 years.

(6)

On March 29, 2014, Ms. Lalita D. Gupte was appointed in ‘casual vacancy’ as an Independent Director. On January 29, 2015, she was appointed as an Independent Director under Section 149 of the Companies Act, 2013 for a fixed term of 3 years. Further, the appointment was confirmed by the Shareholders by way of resolution passed through Postal Ballot on March 30, 2015.

(7)	Mr. Aman Mehta ceased to be Independent Director of the Company w.e.f. close of business hours on May 16, 2020 consequent to completion of his tenure.
(8)	Ms. Priya Agarwal has been re-appointed as the Non-Executive Director of the Company w.e.f May 17, 2020 for a term of 3 years.
(9)	Mr. Tarun Jain was re-appointed as a Non-Executive Director w.e.f. April 1, 2019 for a period of one year and effective April 1, 2020, he ceased to be a Director of the Company.

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Diversity and Inclusion

We believe that our Board has gathered the correct mix of members to provide effective oversight and insightful strategic guidance. An effective board comprises of a diverse group of individuals who possess a variety of complementary skills and a range of experiences. The Nomination and Remuneration Committee and the Board reviews the Board’s composition to recognise the skills required for the Company both in the near term and into the future. Together with these unique perspectives and wide variety of experiences we make our business stronger, enhancing our ability to innovate and respond to the challenges faced by the Company.

Our Board represents a tapestry of complementary skills, attributes, perspectives and includes individuals with financial experience and a diverse background.

The below summarises the key qualifications, skills and attributes which are taken into consideration while nominating to serve on the Board:

BUSINESS LEADERSHIP Sustainable success in business at a senior executive level	FINANCIAL EXPERTISE Proficiency in financial accounting and reporting, corporate finance and internal controls, corporate funding, and associated risks

NATURAL RESOURCES Senior executive experience in a large, global mining & oil & gas organizations involved in the discovery, acquisition, development and marketing of natural resources	CAPITAL PROJECTS Experience working in an industry with projects involving large-scale long-cycle capital outlays

GLOBAL EXPERIENCE Experience in multiple global locations, exposed to a range of political, cultural, regulatory and business environments	ESG Familiarity with issues associated with workplace health and safety, asset integrity, environment and social responsibility, and communities

CORPORATE GOVERNANCE Experience with a major organization that demonstrates rigorous governance standards	MERGERS & ACQUISITION Experience in corporate transactions and actions and joint ventures

GOVERNMENT & INTERNATIONAL RELATIONS Interaction with government and regulators and involvement in public policy decisions	TECHNOLOGY/DIGITAL A strong understanding of technology and innovation, and the development and implementation of initiatives to enhance production

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In the table below, the specific areas of focus or expertise of individual board members have been highlighted. However, the absence of a mark against a member’s name does not necessarily mean the member does not possess the corresponding qualification or skills:

VEDANTA LIMITED

Corporate Governance Report 2019-20

ANIL AGARWAL (Appointed as Non- Executive Chairman w.e.f. April 1, 2020)

NAVIN AGARWAL

GR ARUN KUMAR

PRIYA AGARWAL

LALITA D. GUPTE

MK SHARMA

K VENKATARAMANAN

UK SINHA

AMAN MEHTA

TARUN JAIN

S VENKATAKRISHNAN

Detailed profile of the Directors can be viewed on the website at https://www.vedantalimited.com

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Process for Board and Senior Management Appointments

The Board has adopted the provisions with respect to appointment and tenure of Directors consistent with the Companies Act, 2013 and the Listing Regulations. The Company acknowledges the benefits that diversity in its various forms, including but not limited to, age, gender, ethnic origin, cultural and educational background, can bring to Board debate and perspective.

The Nomination & Remuneration Committee (NRC) has a prescribed process for the selection and appointment of new Directors, Key Managerial Personnel (KMP) and Senior Management Personnel (SMP). The Committee post evaluation makes recommendations to the Board on the induction of new Directors, KMPs and SMPs.

Board Familiarisation and Induction Program

A familiarisation and induction process should aim at providing directors with all necessary information as would enable them to function and discharge their responsibilities in the most effective and considerable manner. Hence, to meet these responsibilities, it is imperative for each of our Board Members to understand their role and duties.

On being appointed to the Board, each Director undergoes a comprehensive induction program which is tailored to their individual needs and also intends to provide an introduction to the Company’s vision, mission, values, operations, challenges, structure and risks. The development of industry and Group knowledge is a continuous and ongoing process, hence, through regular formal reporting process and timely sharing of updates on the Company, it is ensured that our Directors stay updated about any significant changes therein on a continual basis.

Orientation Program upon induction of New Directors

Visits to plants and business locations are organized periodically to provide an insight of the Company’s operations.

Interactive sessions with senior management, business & functional heads.

Familiarisation pack is uploaded on a secured online portal which can accessed only by the Board members. The pack includes various documents viz. a viz. Organizational structure, the Company’s history and milestones, Memorandum & Articles of Association, latest Annual Report including Form 20F, Code of Conduct, Investor Presentations, CEO/CFO reports, Minutes of previous meetings, Policies & Charters etc.

Other initiatives to update the Directors on a continual basis

An active communication channel with executive management which allows free flow of communication among directors.

Presentations on regulatory and business environment, Business Plan, risk management framework, internal audit & controls, cyber security, HSE, compliance reports, tax & treasury reports, key accounting matters, CSR, HR initiatives, Digitalization & Technology initiatives and Company policies and other relevant issues.

Update on Company’s and its subsidiaries performance/operations/ updates/ major developments affecting the business by various reports on quarterly basis along with major stock exchange announcements, press releases etc.

The detailed familiarisation program can be accessed on the Company’s website at https://www.vedantalimited.com/Corporate Governance

Membership Term

The Board regularly evaluates the contribution of members and periodically shares updates with the shareholders about re-appointments consistent with the applicable laws.

Succession Planning

Succession Planning is critical to the success of the Company as it ensures continuity and sustainability of corporate performance. It involves a process that recognises, develops and retains top leadership talent and further helps in identifying key roles and mapping out ways to ensure the organisation has the right people with the right blend of skills, aptitude, expertise and experiences, in the right place and at the right time. As per the NRC Policy of the Company, the NRC has laid a succession plan outlining the process for retaining, developing, and/or appointing the Board of Directors, KMPs and SMPs of the Company and it reviews such plans on an annual basis and recommend revisions, if any, to the Board.

The NRC works with the management and follow the following process for effective succession planning:

1.	Assessment of potential employees and creation of a leadership pool;

2.

Development of the talent pool through actions such as involvement in strategic meetings, leadership workshops with top management, coaching, anchoring, job rotations, role enhancement, council memberships and involvement in cross function projects etc.

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Directors’/KMPs/SMPs conflicts of interest

The Board has an established procedure for the disclosure of interests and other related matters in line with published guidance under Companies Act, 2013 and Listing Regulations. Each Director/KMP/SMP promptly discloses actual or potential conflicts and any changes, to the Board which are further noted at forthcoming Board meeting. The Board considers and authorises potential or actual conflicts, as appropriate. Directors with a conflict neither participate in the discussion nor vote on the matter in question.

Databank registration of the Independent Directors

Pursuant to the Ministry of Corporate Affairs notification dated October 22, 2019, all Independent Directors of the Company have registered with the Independent Director’s Databank and the requisite disclosures in this regard have been received by the Company.

Separate Meeting of Independent Directors

Regulation 25 of the Listing Regulations and Section 149 read with Schedule IV of Companies Act, 2013 mandates that the Independent directors of the Company shall hold at least one meeting in a year, without the presence of non-independent directors and members of the management and requires all the independent directors to be present at such meeting.

Independent Directors play a crucial role in ensuring an efficient and transparent work environment, hence all the Independent Directors of the Company separately met once during the financial year 2019-20 without the presence of any of non-independent directors and/or any of the members of the management on January 31, 2020. The meeting was chaired by the Chairman of the Nomination and Remuneration Committee (NRC).

All the Independent Directors further met in a separate meeting without the presence of any non-independent directors and/or any members of the management on June 6, 2020 wherein the process and outcomes of the Board Evaluation exercise were discussed. The meeting was chaired by the NRC Chairman.

At such meetings, the Independent Directors, among other matters, discuss the flow of information to the Board, governance, compliances, various other Board-related matters, project executions, identify areas where they need clarity or information from management and annually review the performance of Non-Independent Directors, the Board as a whole and the Chairman.

In addition to this, the Independent Directors also meet separately with the Statutory Auditors to discuss matters such as key accounting issues, risks, overall control environment and to invite their overall feedback.

The Independent Directors update the Audit Committee and the Board about the outcome of the meetings and actions, if any, required to be taken by the Company.

Performance Evaluation

It is imperative for the Board to monitor, evaluate and review its own performance to ensure the overall success of the organisation and this forms a vital part of the Board’s corporate governance framework as well.

Pursuant to the provision of the Companies Act, 2013, Listing Regulations and in consonance with Guidance Note on Board Evaluation issued by SEBI in January 2017, the Company carries out a comprehensive externally facilitated Board effectiveness review annually. In terms of the Nomination and Remuneration Committee (NRC) Policy, the NRC formulates the criteria and process for evaluation of the performance of the Board, Individual Directors, Chairperson and the Committees of the Board and recommend the same to the Board post which the evaluation is led by the Chairman of NRC.

In our constant endeavour for moving ahead on our ladder of corporate governance, this year we engaged the services of another external agency, one of the largest multinational professional services networks, for conducting the evaluation independently through a secured online IT platform. The involvement of an independent third-party benefits in enabling the process to be rigorous and fair, and thereby ensuring continuous improvement in the operation of the Board and its Committees, as well as the contributions of individual Directors.

The evaluation process was undertaken through tailored questionnaires which were pragmatically structured to draw out significant issues that were relevant to the Board and each of the Board Committees and the individual directors to assist in identifying any areas for improvement as given below:-

BOARD AS A WHOLE

•	Assessment of Company as a whole, its performance, its goals etc.;

•	Composition, structure and quality;

•	Board Meetings;

•	Board Environment;

•	Relationship with Senior Management;

•	Progress against development areas.

BOARD COMMITTEES

•	Committee Meeting & Information;

•	Committee Composition & Operation;

•	Specific Committee responsibilities;

•	Progress against development areas.

INDIVIDUAL DIRECTORS

•	Preparedness and participation of the Director for the meetings;

•	Understanding of Company’s mission, vision, industry, business etc.;

•	Quality of discussions during meetings;

•	Personality and Conduct of Director;

•	Quality of the value additions made.

CHAIRMAN

•	Demonstration of effective Leadership;

•	Objectivity in discussions;

•	Constructive communication & relationship with other directors;

•	Contribution in enhancing Company’s image;

•	Availability and approachability to discuss sensitive matters.

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Tailored questionnaires prepared by external agency and confirmed with the Chairperson of NRC	»	Secured online platform for providing the responses	»	Results of the evaluation compiled by the external agency without involvement of the management	»

Results were shared as follows:

•  Evaluation results for Executive Directors and Chairman - directly with Chairperson of NRC;

•  Evaluation results for all individual directors - directly with the Chairman of the Board and to respective directors;

•  Evaluation of the Board and Committees effectiveness - directly with all the Members.

						»	Outcome and feedback discussed at the NRC, Separate Meeting of IDs and Board Meeting and Action Plan agreed

Outcome of Performance Evaluation

The evaluation process endorsed the Board’s assurance on the ethical standards of the Company, constructive relationship between the Board and the Management and ensured that Board, as a whole, has been functioning as a cohesive body, well engaged with different perspectives.

As an outcome of the evaluation process for FY 2019-20, the overall findings of the process showed that the Company’s Board and its various Committees were working well with all Board members displaying strong backgrounds and diverse complementarities, in turn, contributing to immense value addition at the meetings by making them participative and engaging.

The Board members had provided constructive suggestions in order to further enhance the effectiveness of the Board Committees and the Board had expressed overall satisfaction on the entire Board Evaluation process and further appreciated the Chairman and Vice-Chairman for being accessible, transparent, receptive to new ideas and for their productive feedback approach.

Time commitment & other Directorships

The Directors are all required to commit sufficient time to fulfil their responsibilities. The Directors may serve on several other boards provided they continue to demonstrate their commitment to their role as Directors of the Company.

Directorship and Committee Membership of Directors

•	The above directorships include Vedanta Limited.

•	The no. of directorships excludes foreign companies but includes Private Companies and Companies under Section 8 of Companies Act, 2013.

•

For the membership and chairpersonship in Committees only Audit Committee and Stakeholder Relationship Committee have been considered as per Regulation 26 of the Listing Regulations. Also, all public limited companies, whether listed or not, have been included and all other companies including private limited companies, foreign companies and companies under Section 8 of the Companies Act, 2013 have been excluded.

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Directorship in other Listed Companies in India:

Name of Director	Name of the Listed Entity including Debt Listed Entities
	Name of Entity	Category
Mr. Anil Agarwal (00010883)(1) (Appointed as Non-Executive Chairman w.e.f. April 1, 2020)	• Sterlite Technologies Limited	Non-Executive Chairman
Mr. Navin Agarwal (00006303)	• Hindustan Zinc Limited	Director
Mr. Aman Mehta (00009364) (Ceased to be a Director w.e.f. close of business hours on May 16, 2020)	• Wockhardt Limited	Independent Director
	• Tata Steel Limited	Independent Director
	• Godrej Consumer Products Limited	Independent Director
	• Max Financial Services Limited	Independent Director
Mr. K Venkataramanan (00001647)	• Kirloskar Pneumatic Company Limited	Independent Director
	• Nilkamal Limited	Independent Director
Ms. Lalita D. Gupte (00043559)	• Godrej Properties Limited	Independent Director
	• Bharat Forge Limited	Independent Director
	• India InfraDebt Limited (Only Debt Listed)	Chairperson & Independent Director
	• ICICI Lombard General Insurance Company Limited	Chairperson & Independent Director
	• TVS Motor Company Limited	Independent Director
Mr. UK Sinha (00010336)	• Havells India Limited	Independent Director
	• Housing Development Finance Corporation Limited	Independent Director
Mr. MK Sharma (00327684)	• Wipro Limited	Independent Director
	• Asian Paints Limited	Independent Director
	• United Spirits Limited	Chairperson & Independent Director
	• Ambuja Cements Limited	Non-Executive Non-Independent Director
Ms. Priya Agarwal (05162177)	–	–
Mr. GR Arun Kumar (01874769)	–	–
Mr. Tarun Jain (00006843) (Ceased to be a Director w.e.f. April 1, 2020)	• Bharat Aluminium Company Limited (Only Debt Listed)	Director
Mr. S. Venkatakrishnan (08364908)	–	–
(Ceased to be a Director w.e.f. close of business hours on April 5, 2020)

Further, w.r.t. directorship and membership of the Directors, it is hereby confirmed that:

1.	None of the Directors:

a)	are a Director in more than ten (10) public limited companies in terms of Section 165 of Companies Act, 2013;

b)	hold directorship in more than seven (07) listed entities pursuant to Regulation 17A(1) of Listing Regulations;

c)	acts as an Independent Director in more than seven (07) listed entities pursuant to Regulation 17A(1) of Listing Regulations;

d)	are serving as an Independent Director in more than three (03) listed entities in case they are Whole-Time Director of the Company pursuant to Regulation 17A(2) of Listing Regulations;

e)	are members of more than ten (10) board level committees of Indian public limited companies;

f)	are Chairperson of more than five (05) committees, across all companies in which they are directors;

g)

are related to other Directors except Ms. Priya Agarwal, Mr. Navin Agarwal and Mr. Anil Agarwal. Ms. Priya Agarwal is the daughter of Mr. Anil Agarwal and Mr. Anil Agarwal is the elder brother of Mr. Navin Agarwal;

h)	serving as an Independent Director has resigned before the expiry of his tenure;

i)

who are serving as a Non-Executive Director, have attained the age of seventy-five years except Mr. K Venkataramanan. In terms of Reg 17(1A) of Listing Regulations, necessary shareholder approval has already been taken for Mr. K Venkataramanan.

2.

Mr. GR Arun Kumar and Mr. Tarun Jain were directors and nominee members in Vedanta Star Limited (VSL), a subsidiary of Vedanta Limited. The Hon’ble National Company Law Tribunal, Kolkata Bench vide its Order dated January 31, 2020 had approved the Scheme of Amalgamation of VSL with Electrosteel Steels Limited (ESL). With effect from March 25, 2020 (Appointed Date: October 1, 2018), VSL has been merged with ESL. Accordingly, Mr. GR Arun Kumar and Mr. Tarun Jain ceased to be directors in VSL.

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3.	Mr. UK Sinha is a Director in Saumitra Research & Consulting Private Limited which is under the process of Striking Off.

4.	The Company has received declarations from all the Independent Directors of the Company confirming that they meet the criteria of independence prescribed under the Act and the Listing Regulations.

5.	The details of shareholding of the Directors of the Company are detailed in the Directors Report forming part of the Annual Report.

Meetings of the Board & Committees

Schedule of meetings and agenda matters

•  The Board meets at regular intervals to discuss and decide on Company/business policy and strategy in addition to the statutory and other matters. The Board and Committee meetings are pre-scheduled and an annual calendar of the meetings is circulated to the Directors well in advance to facilitate planning of their schedule and to ensure meaningful participation in the meetings. However, in case of business exigencies/urgencies resolutions are passed through circulation or additional meetings are conducted.

•  The Board, the Audit Committee and the Nomination & Remuneration Committee are facilitated with annual agenda plan in advance in order to enable the members to focus on key areas of organisational performance and designing the future strategy. The annual agenda plans are finalised with the inputs from the board members and are approved by the Board. Additional agenda matters are taken up on requirement basis.

Circulation of Agenda

•  The Agenda papers are finalised by the Chairman and the Company Secretary, in discussion with the CEO & CFO.

•  All the Agenda papers are disseminated electronically on a real-time basis. The papers are uploaded on a secured online platform specifically designed for this purpose, thereby eliminating circulation of printed agenda papers. The online platform also enables the Board to access the historical agendas, minutes, constitutional documents, committee charters, etc. It enables the participants to make notes and exchange notes amongst each other under a secured environment.

•  The Agenda papers other than in nature of Unpublished Price Sensitive Information (UPSI) are circulated well in advance as per statutory requirements and those in nature of UPSI are circulated at least 24 hours in advance with the approval of the Board.

Information presented at meetings

•  The Board business generally includes consideration of important corporate actions and events including:

a)  quarterly and annual result announcements;

b)  oversight of the performance of the business;

c)  development and approval of overall business strategy;

d)  Board succession planning;

e)  review of the functioning of the Committees and

f)   other strategic, transactional and governance matters as required under the Companies Act, 2013, Listing Regulations and other applicable laws.

Conduct and recording of meeting

•  Majority of the meetings are conducted as physical meetings, however, at times it may not be possible for each one to be physically present at all meetings. Hence, we provide the facility of video conferencing/telepresence to the Board members and invitees at various locations across the globe.

•  All the meetings conducted through telepresence are recorded and stored as per statutory requirements. The Company Secretary records minutes of the meetings of each Board and Committees.

•  The management team is invited to present the performance on key areas such as the Company’s major business segments and their operations, subsidiary performance and key functions from time to time.

Post Meeting summary/ Follow up

•  Post conclusion of each of the Board/Committee meeting, the Company Secretary circulates the summary of the proceedings of all meetings along with the action points, if any.

•  Various decisions taken at Board/Committee meetings are promptly communicated to the concerned departments/divisions.

•  Draft minutes and signed minutes are circulated to Board/Committee members within the timelines prescribed under Secretarial Standards

•  The matters arising from the previous meetings are taken up at the respective forthcoming Board/Committee meeting.

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Board & Executive Leadership Remuneration Policy

The Remuneration Policy is significant in ensuring that competitive and impartial rewards are linked to key deliverables and are also in line with market practices and shareholders’ expectations.

The NRC ensures that remuneration policies and practices are framed and intended to attract, retain and encourage the Executive Directors (ED) and the senior management group, while simultaneously meeting the delivery of the Group’s strategic and business objectives. The NRC further ensures the interests of the Executive Directors and the senior management group are aligned with those of shareholders, to build a sustainable performance environment.

Remuneration Components:

The ED remuneration has two components: fixed pay and annual variable pay including stock incentives (performance linked incentive). The fixed component is based upon the industry practice and benchmarks considering the experience, skill, knowledge and job responsibilities. The performance linked incentive is linked to the achievement of the Company and individual performance goals. Such variable compensation is ‘at risk’, and rewards performance and contributions to both short-term and long-term financial performance of the Company. The remuneration of the EDs is governed by the agreements executed with them, subject to the approval of the Board and of the shareholders in general meetings and such other approvals as may be necessary.

The Non-Executive Independent Directors are paid remuneration by way of commission and sitting fees. The appointment letter detailing the terms and conditions of appointment of Non-Executive Independent Directors is available on the Company’s website https://www.vedantalimited.com. The Board decides the payment of commission within the limits approved by the members subject to the limit not exceeding 1% of the net profits of the Company. Further, it may be noted that no stock options were issued to the Non-Executive Independent Directors during the year.

The details of remuneration paid/payable to the Directors during FY 2019-20 are as follows:

Remuneration paid or payable to Directors for the year ended March 31, 2020

Name of the Director	Relationship with other Directors(1)	Sitting Fees	Salary and Perquisites	Provident and Superannuation Funds(2)	Commission to non- executive directors/ performance incentive for the executive directors(3)	Total	Vedanta Limited ESOS 2016, ESOS 2017, ESOS 2018, ESOS 2019(4)
Executive Directors
Navin Agarwal(1)(5)	None	—	106,540,392	5,879,400	58,198,160	170,617,952	—
GR Arun Kumar	None	—	35,012,027	3,085,840	20,006,757	58,104,624	360,850
S Venkatakrishnan(6)	None	—	97,240,456	1,487,050	16,720,555	115,448,061	—

Total		—	238,792,875	10,452,290	94,925,472	344,170,637	360,850

Independent Non-Executive Directors
Aman Mehta	None	900,000	—	—	7,500,000	8,400,000	—
K Venkataramanan	None	550,000	—	—	7,500,000	8,050,000	—
Lalita D Gupte	None	1,050,000	—	—	7,500,000	8,550,000	—
MK Sharma(7)	None	850,000	—	—	6,250,000	7,100,000
UK Sinha	None	900,000	—	—	7,500,000	8,400,000	—
Ravi Kant(8)	None	150,000	—	—	1,250,000	1,400,000	—

Total		4,400,000	—	—	37,500,000	41,900,000	—

Non-Independent Non-Executive Directors
Priya Agarwal(1)	None	400,000	—	—	7,500,000	7,900,000	—
Tarun Jain(9)	None	400,000	—	—	30,000,000	30,400,000	—

Total		800,000	—	—	37,500,000	38,300,000	—

Grand Total		5,200,000	238,792,875	10,452,290	169,925,472	424,370,637	360,850

Notes:

(1)

Mr. Anil Agarwal has been appointed as Non-Executive Chairman w.e.f. April 1, 2020. Ms. Priya Agarwal is the daughter of Mr. Anil Agarwal and Mr. Anil Agarwal is the elder brother of Mr. Navin Agarwal.

(2)

Value of Perquisites u/s 17(2) of Income-tax Act, 1961 does not include perquisite value of Superannuation. However, contribution to Superannuation is shown under ‘Others’. Further as the liabilities for defined benefit plan, i.e. gratuity is provided on accrual basis for the Company as a whole, the amounts pertaining to WTDs & Key Management Personnel are not included above.

(3)	The Annual Performance bonus to Executive Directors & KMPs is for FY 2018-19 which is paid during FY 2019-20.
(4)	The ESOS 2016 options vested upon completion of performance period with approval from Nomination and Remuneration Committee on January 31, 2020.

The ESOS 2017 options vests after three years from date of grant i.e. on September 1, 2020, based on achievement of performance conditions.

The ESOS 2018, Cash Plan 2018 and Vedanta Resources Limited LTIP 2018 options/units will vest/be exercised after three years from date of grant i.e. on November 1, 2021, based on achievement of performance conditions.

The ESOS 2019, Cash Plan 2019 and Vedanta Resources Limited LTIP 2019 options/units will vest/be exercised after three years from date of grant i.e. on November 29, 2022, based on achievement of performance conditions.

(5)

Additionally, Mr. Navin Agarwal has been paid gratuity amounting to ₹ 7,06,65,923/- and leave encashment amounting to ₹ 1,25,20,955/- during the year upon attaining the age of 58 as per company policies.

Mr. Navin Agarwal has been awarded 435,960 units in FY’19 and 513,260 units in FY’20 under Long-Term Incentive Plan of Vedanta Resources Limited.

Sitting fees and commission paid to Mr. Navin Agrawal from HZL is ₹ 250,000 and ₹ 1,500,000 respectively during the FY 2019-20.

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(6)

Mr. S Venkat is based out of UK and was paid remuneration in GBP during the FY 2019-20 of which 80% was paid by Vedanta Limited and 20% by Vedanta Resources Limited (VRL). The 80% amount was paid by Vedanta in the form of reimbursement to VRL and paid to Mr. Venkat through VRL account. The 20% remuneration amounting to ₹ 28,862,015 (£ 320,325) has been paid by VRL.

Benefits paid/given in FY 2019-20 to Mr. Venkat as per his appointment letter are mentioned under Perquisite.

In addition to above compensation, Mr. Venkat has been paid buy out awards as per agreement amounting to ₹ 9,52,40,939 (£1,057,030) by Vedanta Resources Limited.

Mr. Venkat has been awarded 380,640 units in FY’19 and 448,140 units in FY’20 under Long-Term Incentive Plan of Vedanta Resources Limited. These units will be forfeited on account of exit from the organization on April 5, 2020.

(7)	Mr. MK Sharma was appointed as an Independent Director w.e.f. June 1, 2019.
(8)	Mr. Ravi Kant ceased to be Independent Director of the Company w.e.f. close of business hours on May 31, 2019 upon completion of his tenure.
(9)	Mr. Tarun Jain has been paid Annual Performance Bonus for the FY 18-19 in FY 19-20 of ₹ 4,19,74,746 in his capacity as Executive Director of the Company for FY 2018-19.

Mr. Tarun Jain has been granted 280,630 options under Vedanta Limited Employee Stock Option Scheme.

We hereby confirm that:

•	The total managerial remuneration payable in FY 2019-20 does not exceed 11% of the net profits of the Company;

•	The total remuneration received by Whole-Time Directors and Independent Directors of the Company does not exceed 10% and 1% of the Net Profits of the Company respectively;

•	At the 54th AGM, the shareholders had approved payment of remuneration to Mr. Tarun Jain, Non-Executive Director in excess of the limits prescribed under Listing Regulations;

•	Mr. Navin Agarwal, Executive Chairman and member of Promoter Group does not receive remuneration in excess of 5 crores or 2.5% of the Net Profits of the Company, whichever is higher.

BOARD COMMITTEES

The Board of Directors play a crucial role in the governance structure of the Company and is the apex body constituted by shareholders for overseeing the Company’s overall functioning.

To enable expedient and effective emphasis on significant matter, the Company has set up various Committees with a primary aim of maintaining strong business fundamentals and delivering high performance through relentless focus on the affairs of the Company across all its geographies. These Committees are set up by the formal approval of the Board to carry out clearly defined roles under their respective Charters. The Chairperson of the respective Committees briefs the Board on the summary of the discussions held in the Committee Meetings. The minutes of all the Committee meetings are placed before the Board for its review and noting. The Company Secretary officiates as the Secretary of these Committees.

Composition of Committees

All the Committees have optimum composition pursuant to the Listing Regulations. Below is the composition of the Committees as on March 31, 2020:

Name of Director	Board	Audit Committee	Nomination & Remuneration Committee(1)	Stakeholder Relationship Committee	Corporate Social Responsibility Committee	Committee of Directors	Finance Standing Committee(2)	Risk Management Committee(3)	Sustainability Committee(4)
Mr. Navin Agarwal(1)
Mr. Aman Mehta (Ceased to be a Director w.e.f. close of business hours on May 16, 2020)
Mr. K Venkataramanan
Ms. Lalita D. Gupte
Mr. MK Sharma(1)
Mr. UK Sinha(1)
Ms. Priya Agarwal
Mr. GR Arun Kumar
Mr. S Venkatakrishnan (Ceased to be a Director w.e.f. close of business hours on April 5, 2020)
Mr. Tarun Jain (Ceased to be a Director w.e.f. April 1, 2020

(1)	Effective April 1, 2020, Mr. Navin Agarwal ceases to be member of the Nomination & Remuneration Committee upon his re-designation as Executive Vice Chairman of the Company.

Effective May 27, 2020, Mr. Anil Agarwal, Non-Executive Chairman and Mr. UK Sinha, Independent Director have been appointed as members of Nomination & Remuneration Committee.

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Mr. MK Sharma, Independent Director has been designated as Chairman of Nomination & Remuneration Committee post completion of tenure of Mr. Aman Mehta.

(2)	Effective May 16, 2020, Finance Standing Committee has been consolidated with the Committee of Directors.
(3)	For Risk Management Committee, Chairman of each meeting is appointed at the start of each meeting pursuant to Regulation 21(3) of the Listing Regulations.

In addition to the above board members, Mr. Dilip Golani, Head Management Assurance (MAS) is also a member of the Risk Management Committee and Mr. Deodatta Padgaonkar, SVP MAS is the Risk Officer.

Effective June 6, 2020, the Risk Management Committee has been consolidated with the Audit Committee comprising of only Independent Directors.

(4)	In addition to the above board members, Mr. Sunil Duggal (Interim CEO of Vedanta Limited effective April 6, 2020) is member of the Sustainability Committee.

Board and Committee Meetings for FY 2019-20

Meeting	Apr-Jun	Jul-Sept	Oct-Dec	Jan-Mar
Board	May 7, 2019	July 20, 2019	November 14, 2019	January 31, 2020
		July 26, 2019	December 26, 2019	March 27, 2020
Audit Committee	May 7, 2019	July 10, 2019	October 24, 2019	January 30, 2020
		July 20, 2019	November 14, 2019
July 25, 2019
Nomination & Remuneration Committee	May 7, 2019	July 26, 2019	November 14, 2019	January 31, 2020
			November 29, 2019	March 27, 2020
Stakeholder Relationship Committee	—	—	October 24, 2019	—
Corporate Social Responsibility Committee	—	—	—	January 30, 2020
Risk Management Committee	May 16, 2019	August 27, 2019	October 16, 2019	—
Sustainability Committee	—	September 19, 2019	—	March 2, 2020

•	The Board approved seventeen matters by passing resolution by circulation.

•	The Audit Committee approved nine matters by passing resolution by circulation.

•	The Nomination & Remuneration Committee approved four matters by passing resolution by circulation.

•	The maximum interval between any two board meetings did not exceed 120 days, as prescribed in the Companies Act, 2013.

Attendance for Board & Committee Meetings held during FY 2019-20

		Board Meeting	Audit Committee	NRC	SRC	CSR	Average%
Name of Director	Whether attended AGM on July 11, 2019	(Attended/ Entitled)	(Attended/ Entitled)	(Attended/ Entitled)	(Attended/ Entitled)	(Attended/ Entitled)
Mr. Navin Agarwal	Yes	7/7	—	6/6	—	—	100
Mr. Aman Mehta (Ceased to be a Director w.e.f. close of business hours on May 16, 2020)	Yes	6/7	6/7	5/6	—	1/1	89
Mr. K Venkataramanan	Yes	7/7	—	—	1/1	1/1	100
Ms. Lalita D. Gupte	Yes	7/7	7/7	6/6	1/1	—	100
Mr. UK Sinha	Yes	7/7	7/7	—	1/1	1/1	100
Mr. MK Sharma	Yes	6/6	5/6	5/5	—	1/1	96
Mr. Ravi Kant	NA	1/1	1/1	1/1	—	—	100
Ms. Priya Agarwal	Yes	7/7	—	—	—	1/1	100
Mr. GR Arun Kumar	Yes	7/7	—	—	1/1	—	100
Mr. S Venkatakrishnan (Ceased to be a Director w.e.f. close of business hours on April 5, 2020)	Yes	7/7	—	—	1/1	1/1	100
Mr. Tarun Jain (Ceased to be a Director w.e.f. April 1, 2020)	Yes	6/7	—	—	1/1	1/1	95

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AUDIT COMMITTEE

The primary objective of the Audit Committee is to monitor and provide effective supervision of the financial reporting; the effectiveness of the system of risk management and robustness of internal financial controls and risk management framework including cyber security, adequacy and effectiveness of the Company’s legal, regulatory and ethical compliance & governance programmes, monitoring the qualifications, expertise, resources and independence of both the internal and external auditors; and assessing the auditors’ performance and effectiveness each year.

Members of the Audit Committee possess requisite qualifications. To carry out its responsibilities transparently and efficiently, the Committee majorly relies on the expertise and knowledge of the management, the internal auditors and the Statutory Auditor, in carrying out its oversight responsibilities. It also uses external expertise, if required. The management is responsible for the preparation, presentation and integrity of the Company’s financial statements including consolidated statements, accounting and financial reporting principles. The management is also responsible for internal control over financial reporting and all procedures are designed to ensure compliance with accounting standards, applicable laws and regulations as well as for objectively reviewing and evaluating the adequacy, effectiveness and quality of the Company’s system of internal controls. M/s SR Batliboi & Co. LLP, Chartered Accountants (FRN: 301003E) the Company’s Statutory Auditor, is responsible for performing an independent audit of the Financial Statements and expressing an opinion on the conformity of those financial statements.

The Audit Committee covers a variety of topics in its meetings. These include both standing items that the Committee considers as a matter of course, typically in relation to the quarterly unaudited financial statements, control issues, accounting policies and judgements and reporting matters, and a range of topics relevant to Vedanta’s control framework. The Committee invites the Chief Executive Officer, the Chief Financial Officer, Group Assurance Head, and the external auditor to attend each meeting. The Business and Operation Heads are invited to the meetings, as and when required. The representatives of Statutory Auditors are permanent invitees to the Audit Committee meetings. The representatives of Executives from Accounts department, Finance department, Corporate Secretarial department and Internal Audit department also attend the Audit Committee meetings.

The Committee also meets separately with the external auditor without members of management to seek the auditor’s judgement about the quality and applicability of the accounting principles, the reasonableness of significant judgement and adequacy of disclosures in financial statements.

On a quarterly basis, the Audit Committee reviews the confirmation of the Independence made by the Auditors, as also approves of the fees paid to the Auditors by the Company, or any other company in the Vedanta Group as per the Policy for Approval of Audit/Non-Audit Services to be rendered by the Auditors.

The Committee comprises solely of Independent Directors whose names, details and biographies are set out in the Board and Committees section of this Annual Report. The Committee fulfils the requirements as specified under the provisions of the Companies Act, 2013, SEBI Listing Regulations and NYSE Guidelines w.r.t composition, independence & financial expertise of its members.

The schedule of Committee meeting held during FY 2019-20 along with its members’ attendance records are detailed in the earlier sections of the Corporate Governance Report.

As part of the Board’s annual evaluation of its effectiveness and that of its Committees, as described earlier in the report, the Committee assessed its own effectiveness. The Audit Committee members agreed that its overall performance had been effective during the year.

Review of Financial Results for FY 2019-20

The Committee reviewed the Standalone & Consolidated Financial Statements for FY 2019-20 and based on this review and discussions with management, the Committee was satisfied that the Financial Statements were prepared in accordance with applicable accounting standards and fairly present the Group’s financial position and results for the financial year ended March 31, 2020. The Committee therefore recommended the Financial Statements for the financial year ended March 31, 2020 be approved by the Board.

The Board accepted all the recommendations made by the Audit Committee in FY 2020.

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Oversight of Financial reporting

•  Overseeing the Company’s financial reporting process and disclosure of its financial information to ensure that the financial statements are true, fair, sufficient and credible;

•  Discuss and review, with the management and auditors, the annual/quarterly financial statements before submission to the Board;

•  Discuss and review earnings press releases and the financial information and guidance provided to analysts and ratings agencies;

•  Review of key significant issues, tax & Legal reports and management’s report;

•  Review of management’s analysis of significant issues in financial reporting and judgments made in preparing the financial statements;

•  Discuss with the Management regarding pending technical and regulatory matters that could affect the financial statements, and updates on management’s plans to implement new technical or regulatory guidelines;

•  Review of off-balance-sheet structures, if any;

•  Review of Draft Limited review/audit reports and qualifications, if any, therein;

•  Discuss and Review the Form 20 F & Japanese Filings.

Auditors

•  Appointment of Statutory, internal, secretarial, cost & tax auditors, recommending their fees and reviewing their audit reports;

•  Review of the independence of the statutory auditor and the provision of audit/non-audit services including audit/non-audit fees paid to the statutory auditor;

•  Independent meetings with statutory auditors.

Internal Audit, Internal financial controls, Risk management

•  Review of internal audit observations and monitoring of implementation of any corrective actions identified;

•  Reviewing the internal financial control framework;

•  Review of the performance of the internal audit function & internal audit plan;

•  Reviewing the risk management framework, Cyber Security, risk profile, significant risks, risk matrix and resulting action plans;

•  Review of the significant audit risks with the statutory auditor during interim review and year-end audit;

•  Consideration of statutory audit findings and review of significant issues raised;

•  Reviewing related party transactions;

•  Management discussion and analysis of financial condition and results of operations.

Governance

•  Reviewing minutes summary reports from subsidiary company audit committees;

•  Reviewing intercorporate Loans, advances, guarantees,

•  Reviewing ethics (whistle blower, sexual harassment, insider Trading) and statutory compliances;

•  Review of its own charter and processes;

•  Notices received from statutory authorities and the management’s response;

•  Regulatory updates;

•  Reviewing feedback from the Audit Committee’s performance evaluation;

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NOMINATION AND REMUNERATION COMMITTEE

The Nomination & Remuneration Committee (NRC) is responsible for overseeing key processes through which it can make recommendations to the Board on the structure, size and composition of the Board, KMP & Senior Management, ensure that the appropriate mix of skills, experience, diversity and independence is present on the Board and senior level for it to function effectively. The NRC also leads the process for new Board appointments, advises the Board on succession planning arrangements and oversees the development of management talent within the Group.

Another key objective of the Committee is to ensure that competitive and fair awards are linked to key deliverables and are also aligned with market practice and shareholders’ expectations. The Committee ensures that remuneration policies and practices are designed to attract, retain and motivate the Executive Directors and the senior management group, while focusing on the delivery of the Group’s strategic and business objectives. The Committee is also focussed on aligning the interests of the Executive Directors and the senior management group with those of shareholders, to build a sustainable performance culture. When setting remuneration for the Executive Directors, the Committee takes into account the business performance, developments in the natural resources sector and, considering that the majority of the Group’s operations are based in India, similar information for high-performing Indian companies.

The Committee also carries out the entire process of performance evaluation on an annual basis.

As on March 31, 2020 the NRC comprises three Independent Directors and the executive chairman of the Company whose names, details and biographies are set out in the Board and Committees section of this Annual Report. The Committee fulfils the composition requirement as required under the provisions of the Companies Act, 2013 and Listing Regulations. In the event of a conflict of interest, the Executive Chairman abstains from the discussions and other members of the NRC participate and vote. Other Directors, members of the senior management team, representatives from Human Resource department and external advisers may attend meetings at the invitation of the Committee, as appropriate. In respect of each of its meetings, the Chairman of the NRC provides an update to the Board.

The schedule of NRC meetings held in FY 2019-20 along with its members’ attendance records are disclosed in the earlier sections of the Corporate Governance Report.

As part of the Board’s annual evaluation of its effectiveness and that of its Committees, as described earlier in the report, the NRC assessed its own effectiveness. The members of the NRC agreed that its overall performance had been effective during the year.

The Board accepted all the recommendations made by the Committee in FY 2019-20.

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Board Composition and Nomination

•  Review and recommend the structure, size and composition (including the skills, knowledge, experience and diversity) of the Board and its Committees;

•  Formulate the criteria I policy for appointment of Directors, Key Managerial Personnel (KMPs) and Senior Management (as defined by the NRC) in accordance with identified criteria;

•  Review and appoint shortlisted candidates as Directors, KMPs and Senior Management (including evaluation of incumbent directors for potentialre-nomination) and make recommendations to the Board;

•  Evaluate the balance of skills, knowledge, experience and diversity on the Board for description of the role and capabilities, required for an appointment;

•  Formulate and recommend to the Board the criteria for determining qualifications, positive attributes and independence of a director.

Compensation

•  Recommend to the Board a policy relating to the remuneration of directors (both Executive and Non-Executive Directors), KMP and Senior Management Personnel;

•  Ensuring that the Level and composition of remuneration is reasonable and sufficient to attract, retain and motivate directors of the quality required to run the Company successfully;

•  Ensuring relationship of remuneration to performance is clear and meets appropriate performance benchmarks; and;

•  Remuneration to directors, KMP and senior management involves a balance between fixed and incentive pay reflecting short and Long-term performance objectives appropriate to the working of the Company and its goals;

•  Determine remuneration based on the Company’s financial position, trends and practices on remuneration prevailing in the industry as considered appropriate by the NRC;

•  Review of the Company’s Share Based Employee Benefit Scheme(s), if any, including overseeing the administration of the Scheme(s), formulating the necessary terms and conditions for such Scheme(s) Like quantum of options/rights to be granted, terms of vesting, grant options/rights to eligible employees, in consultation with management; and allotment of shares/other securities when options/rights are exercised etc. and recommend changes as may be necessary.

Evaluation of the board, its Committees and individual directors

•  To develop, subject to approval of the Board, a process for an annual self-evaluation of the performance of the Board, its committees and the individual directors in the governance of the Company and to coordinate and oversee this annual self-evaluation;

•  To formulate a criterion for evaluation of independent Directors and the Board and carry out evaluation of every Director’s performance and present the results to the Board;

•  To review the performance of all the Executive Directors, on the basis of detailed performance parameters set for each of the Executive Directors at the beginning of the year and present the resuts to the Board;

•  Action report on suggestions made on evaluation;

•  To maintain regular contact with the Leadership of the Company. This should include interaction with the Company’s Leadership Institute, review of data from the employee survey and regualar review of the results of the annual Leadership evaluation process.

Succession Planning & Governance

•  Review succession planning for Executive and Non-Executive Directors and other Senior Management;

•  Establishing policies and procedures to assess the requirements for induction of new members to the Board;

•  To maintain regular interaction and collaborate with the Leadership including the HR team to review the over all HR vision and people development strategy of the Company;

•  To review and reassess the adequacy of the NRC’s charter as required and recommend changes to the Board;

•  To develop and recommend a policy on Board diversity.

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CORPORATE SOCIAL RESPONSIBILITY COMMITTEE

The Company believes that while targeting to produce maximum yield for our shareholders during the year, we also focus on our responsibilities towards the society and environment. As a responsible corporate citizen, we believe that those who reside in our operational areas are our partners and we seek to foster a mutually benefitting relationship with all our stakeholders. It is this integration of business and CSR which provides us the social licence to operate and ushers in a different developmental paradigm towards sustainable change in society. As part of our CSR policy, we believe in partnering with government agencies, development organisations, corporates, civil societies & community-based organizations to carry our durable and meaningful initiatives.

The role of CSR Committee is to formulate and monitor the CSR Policy of the Company along with recommending the CSR Budget.

The schedule of CSR meetings held in FY 2019-20 along with its members’ attendance records are disclosed in the earlier sections of the Corporate Governance Report.

As part of the Board’s annual evaluation of its effectiveness and that of its Committees, as described earlier in the report, the CSR Committee assessed its own effectiveness. The members of the CSR Committee agreed that its overall performance had been effective during the year.

The Board accepted all the recommendations made by the Committee in FY 2019-20.

CSR POLICY

•  To formulate and recommend to the Board the CSR Policy indicating the activities to be undertaken by the Company pursuant to the provisions of Companies Act 2013 and the rules made thereunder;

•  To review the the CSR Policy and associated frameworks, processes and practices.

CSR ACTIVITIES

•  To identify the areas of CSR activities and projects and to ensure that the Company is taking the appropriate measures to undertake and implement CSR projects successfully;

•  To assess the performance and impact of CSR Activities of the Company;

•  To evaluate CSR communication plans.

CSR BUDGET

•  To decide and recommend to the Board the amount of expenditure to be incurred on CSR activities;

•  To evaluate and monitor expenditure towards CSR Activities is in compliance with the Companies Act 2013.

STAKEHOLDERS’ RELATIONSHIP COMMITTEE

Vedanta understands the value of sustaining continuing and long-term relations with our stakeholders to ensure a mutual understanding of the Company’s strategy, performance and governance.

The Stakeholders’ Relationship Committee (SRC) supports the Company and its Board in maintaining strong and long-lasting relationships with its stakeholders at large. The SRC majorly ensures and oversees that the security holders grievances are promptly resolved; ways to enhance shareholder experience; performance of Registrar & Transfer Agent; shareholding movement etc.

The details of SRC composition and meetings are given in the earlier section of this report. The SRC is chaired by Ms. Lalita D Gupte, Non-Executive Independent Director.

As part of the Board’s annual evaluation of its effectiveness and that of its Committees, as described earlier in the report, the

SRC assessed its own effectiveness. The members of the SRC agreed that its overall performance had been effective during the year.

The Board accepted all the recommendations made by the Committee in FY 2019-20.

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Shareholder grievances

•  Review and timely resolving the grievances of the Security holders related to issue, allotment, transfer/transmission, dematerialization, rematerialization etc. of shares and /or other securities of the Company;

•  Review and timely redressal of all the Security holders grievances related to non- receipt of information demanded if any, non-receipt of annual report, non-receipt of declared dividend, issue of new/duplicate share certificates, general meeting etc.;

•  Review from time to time the shares and dividend that are required to be transferred to the IEPF Authority;

•  Review & closure of all Investor cases.

Enhancing shareholder experience/services

•  Review of measures taken for effective exercise of voting rights by shareholders;

•  Review of the various measures and initiatives taken by the listed entity for reducing the quantum of unclaimed dividends and ensuring timely receipt of dividend warrants/annual reports/statutory notices by the shareholders of the Company;

•  Initiatives for registration of email IDs, PAN & Bank Mandates and demat of shares;

•  Review reports on shareholder satisfaction surveys, if any;

•  Oversight of the performance and services standards of various services being rendered of/by Registrar and Transfer Agent of the Company.

Shareholding pattern	• Review shareholding distribution; • Review movement in shareholding pattern; • Comparative details on demat and physical holding.

An analysis of investor queries and complaints received and responded/addressed during the year is provided below:

Investor Complaints

Company’s Registrar & Transfer Agent, KFin Technologies Private Limited (erstwhile Karvy Fintech Private Limited) (RTA) entertains and resolves investor grievances in consultation with the Compliance Officer. All grievances can be addressed either to RTA or to the Company directly. An update on the status of complaints is quarterly reported to the Board and is also filed with stock exchanges.

The details of shareholders’ complaints during FY 2019-20

S. No.	Nature of complaints/letters and correspondence	Received	Replied	Closing Balance
Complaints received through Stock Exchanges, SEBI and Ministry of Corporate Affairs
1	Non-receipt of shares	7	7	0
2	Non-receipt of dividends	26	26	0
3	Miscellaneous	24	24	0

Other Correspondence from Shareholders
1	Letters and correspondence from shareholders	8,852	8,852	0

	total	8,909	8,909	0

Note: The Company received Nil complaints w.r.t. Non-Convertible Debentures

Unclaimed shares and transfer of unpaid and unclaimed amounts to Investor Education and Protection Fund (IEPF)

The details of Unclaimed Suspense Account and IEPF are forming part of the Directors Report in this Annual Report.

Change in name of Company’s RTA

During the financial year, the name of the Company’s RTA was changed to KFin Technologies Private Limited from Karvy Fintech Private Limited.

RISK MANAGEMENT COMMITTEE

The Company has a duly constituted Risk Management Committee (RMC) which supports the Board and the Audit Committee in fulfilling their Corporate Governance oversight responsibilities based on proactive identification, advanced evaluation and reasonable mitigation of risks impacting the business.

The Board undertakes to monitor the Company’s risk management exercise based on a periodic review of the effectiveness of the risk management framework. The Audit Committee aids the Board in this process by detailed assessment of the framework entailing review of principal risks and changes therein; examination of internal control measures; and assurance of cohesive remedial actions as a part of risk mitigation plans. The Audit Committee is supported by the Group Risk Management Committee in ascertaining and enhancing the design efficiency and operating effectiveness of the risk management program (including for cyber security) and the in-built control systems.

The constitution and composition of the Committee, in compliance with the requirements of Listing Regulations, is detailed in the earlier section of this report.

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Risk Management Committee is mainly entrusted with the following responsibilities:

1.	Oversight over the effective implementation of the risk management framework across various businesses;

2.	Assurance of appropriate measures in the organization to achieve prudent balance between risk and reward in both ongoing and new business activities;

3.	Annual review of the risk appetite and risk management policy including cyber security procedures adopted in the Group;

4.	Analytic validation and recommendation of necessary changes in the risk management policies and frameworks to the Audit Committee/Board, if any;

5.	Evaluation of significant and critical risk exposures for assessing management’s action to mitigate or manage the exposures in a timely manner.

Effective June 6, 2020, the RMC has been consolidated with the Audit Committee to be called as the Audit & Risk Management Committee, comprising of only Independent Directors to ensure better value addition. Parallelly, the management team led by the CEO and MAS Head will act as a sub set of this committee and continue to run the existing risk management process. The management team shall present a detailed update to the Audit & Risk Management Committee twice a year on the same.

A separate section on principal risks and uncertainties governing the business is covered in the Management Discussion and Analysis Report.

SUSTAINABILITY COMMITTEE

At Vedanta, we continue our relentless focus to embed a standardised and high-performance sustainability culture across all our businesses. With sustainability as one of our core values, we embark utmost emphasis on ensuring zero harm, zero waste and zero discharge; prioritised health and safety management; responsible environmental impact; and support to all communities. The well-being and security of our people, the community and the environment remain at the forefront and at the heart of our business strategy.

In our endeavour to follow the global best practices, the Board has constituted a Sustainability Committee effective April 1, 2019 to support the Board in:

1.	Overseeing the Company’s Sustainability performance and ensuring adequacy of the Company’s Sustainability Framework;

2.	Advising the Board on sustainability policies and management systems, clearly setting out the commitments of the Company to manage matters of sustainable development effectively;

3.	Ensuring effective implementation of governance, advocacy and public relation mechanisms and practices related to Sustainability;
4.	Outlining initiatives required to institutionalise a sustainability culture through involvement of the employees at all levels;

5.	Evaluating emerging sustainability risks in terms of intensity and impact, in turn, guiding the management on reasonable avoidance of adversities likely to pose a threat to sustained growth;

6.	Advising the Board to enable it to discharge its responsibilities, having regard to the law and the expected international standards of sustainability and stakeholder governance.

The details of composition and meetings are provided in the earlier section of this report.

OTHER COMMITTEES

The Board, in line with the highest standards of governance and responsibility, has constituted few other committees for ensuring smooth functioning of the business. The delegation of roles to respective committees enables the Board to ensure prompt and timely decision-making on matters important for the Company. The minutes of each committee meeting are placed before the Board for its noting.

The Board also formulates several project specific sub- committees from time to time in order to secure speedy implementation and execution of the projects to meet business needs. The Board is duly updated on each of the meetings of sub-committees also.

As on March 31, 2020, the internal Board committees have been elucidated below:

Finance Standing Committee of Directors

The Finance Standing Committee (FSC) supports the Board by considering and approving matters related to finance, investment, banking, treasury etc. within the overall limits approved by the Board.

The Committee is broadly entrusted with the following responsibilities:

1.	Review and approval of all policies related to the financial matters of the Company;

2.	Review and approval of Inter-Corporate Loans, Guarantees and Investments;

3.	Authorisation for account operations including bank accounts, demat accounts, trading accounts etc.;

4.	Consideration and approval of treasury related proposals; and

5.	Review and approval of security related proposals.

The composition of the Committee is detailed in the earlier section of this report. The FSC meets on a requirement basis. During FY 2019-20, the Committee met six (06) times on July 26, 2019; August 21, 2019; September 17, 2019; November 27, 2019; December 5, 2019; and January 7, 2020.

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Effective May 16, 2020, Finance Standing Committee has been consolidated with the Committee of Directors.

Committee of Directors

The Committee of Directors (COD) supports the Board by considering, reviewing and approving all borrowing related proposals, within the overall limits approved by the Board from time to time. The COD enables seamless flow of procedures and assists the Board by catering to various routine requirements.

The details of composition of the COD are given in the earlier section to this report. The Committee meets as and when deemed necessary. The Committee met seven (07) times during FY 2019-20 on August 21, 2019; September 23, 2019; December 4, 2019; December 13, 2019; January 8, 2020; January 29, 2020 and March 30, 2020.

Share & Debenture Transfer Committee

The Committee comprises of three (03) members: Mr. GR Arun Kumar (Chairperson), Whole-Time Director & Chief Financial Officer; Mr. Anup Agarwal, SVP – Corporate Finance; and Mr. Jagdeep Singh, Senior Corporate Counsel. During FY 2019-20, the Committee met twenty-two (22) times.

The role of Share & Debenture Transfer Committee primarily includes the following:

•	Allotment of shares, debentures or any other securities; and

•	Review and approval of transfer, transmission, deletion and transposition of shares, debentures or any other securities.

Executive Committee

The Executive Committee (EXCO) supports in the day-to-day running of the Company and meets on a monthly basis. It is entrusted with executing the strategy adopted by the Board; allocating resources in line with delegated authorities; managing risk; and monitoring the operational and financial performance of the Company. Authority is delegated by the Executive Committee to the respective Chief Executive Officers of each of the businesses. The Chief Executive Officer keeps the Board informed of the EXCO’s activities through his standing reports placed before the Board.

Group Management Committee

Vedanta is on the continuous journey of growth and expansion with best-in-class safety, benchmark technology, and cost efficiency. We continuously ensure that we have the right management in place to drive our business and take the organization to the next level.

In line with our vision, effective April 1, 2020 we have formed a Group Management Committee comprising of Chief Financial Officer, Chief Executive Officer, Chief Human Resource Officer Head and Chief Commercial Officer. The Committee is collectively responsible for all key decisions, taken under the guidance of Chairman and Board. This Committee drives all important initiatives and is empowered by the Board.

GENERAL BODY MEETINGS

Annual General Meetings

The details of the last three years Annual General Meetings/Court Convened Meeting are as follows:

Year	Location	Date & Time	Special Resolutions passed	Web Link

Court Convened Meeting

2016-17	Hotel Mandovi, D. B. Marg, Panaji, Goa – 403 001	September 8, 2016 at: • 10:00 a.m. for the Equity Shareholder of the Company. • 2:00 p.m. for the Secured Creditors of the Company. • 4:00 p.m. for the Unsecured Creditors of the Company.	• For approval of the amalgamation embodied in the scheme of arrangement of Cairn India Limited with Vedanta Limited and their respective shareholders and creditors.	Notice Outcome

52nd Annual General Meeting

2016-17	Rangsharda Auditorium, K.C. Marg, Bandra Reclamation, Bandra (West), Mumbai	July 14, 2017 at 10:30 a.m.

•  Appointment of Mr. G.R. Arun Kumar as Whole Time Director & Chief Financial Officer (CFO).

•  Re-appointment of Mr. Thomas Albanese as Whole Time Director & Chief Executive Officer (CEO).

•  Offer or invitation for subscription of Non-Convertible Debentures upto ₹ 20,000 crores on a Private Placement basis.

•  Waive the excess remuneration paid to Mr. Navin Agarwal.

Notice Outcome

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Year	Location	Date & Time	Special Resolutions passed	Web Link

53rd Annual General Meeting

2017-18	Rangsharda Auditorium, K.C. Marg, Bandra Reclamation, Bandra (West), Mumbai	August 24, 2018 at 10:30 a.m.

•  Re-appointment of Ms. Lalita D. Gupte as an Independent Director for a second and final term.

•  Re-appointment of Mr. Ravi Kant as an Independent Director for a second and final term.

•  Offer or invitation for subscription of Non-Convertible Debenture upto ₹ 20,000 crores on Private Placement basis.

Notice Outcome Minutes

54th Annual General Meeting

2018-19	Rangsharda Auditorium, K.C. Marg, Bandra Reclamation, Bandra (West), Mumbai	July 11, 2019 at 10:30 a.m.	• Payment of remuneration to Mr. Tarun Jain in excess of limits prescribed under Listing Regulations.	Notice Outcome Minutes Video

Voting Levels

The voting levels at the Annual General Meeting have increased in 2019, accounting to ~82% of the listed capital of the Company. All resolutions were passed at the meeting with ~98% votes in favour.

Postal Ballot

During the FY 2019-20, the shareholders passed two resolutions through postal ballot as under:

Date of Postal Ballot Notice	November 1, 2019
Voting period	November 7, 2019 to December 6, 2019
Date of approval	December 6, 2019
Date of declaration of result	December 7, 2019
Web Link	Notice Outcome Minutes
Resolution 1	To approve continuation of Directorship of Mr. Krishnamurthi Venkataramanan (DIN 00001647) as Non-Executive Independent Director beyond the age of 75 years in his current tenure
Type of resolution	Special

Voting Results:

S. No.	Particulars	Total Forms	% of Total	Shares Held	% of Holding	Shares Voted	% of Voted
1	Assent (Physical)	56	4.68	74,542	Negligible	74,542	Negligible
	Assent (E-voting)	1,012	84.47	3,073,169,159	99.44	3,073,169,159	99.44
	Sub-Total (1)	1,068	89.15	3,073,243,701	99.44	3,073,243,701	99.44
2	Dissent (Physical)	5	0.42	2,310	Negligible	2,310	Negligible
	Dissent (E-voting)	125	10.43	17,290,704	0.56	17,290,704	0.56
	Sub-Total (2)	130	10.85	17,293,014	0.56	17,293,014	0.56
	Total	1,198	100	3,090,536,715	100	3,090,536,715	100
3	Invalid	4	N.A.	457	N.A.	457	N.A.

Resolution 2	To approve the re-appointment of Mr. Krishnamurthi Venkataramanan (DIN 00001647) as Non- Executive Independent Director for a second and final term of One year effective from April 1, 2020 till March 31, 2021 notwithstanding that he has attained the age of 75 years
Type of resolution	Special

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Voting Results:

S. No.	Particulars	Total Forms	% of Total	Shares Held	% of Holding	Shares Voted	% of Voted
1	Assent (Physical)	55	4.60	74,527	Negligible	74,527	Negligible
	Assent (E-voting)	1,014	84.63	3,073,176,408	99.44	3,073,176,408	99.44
	Sub-Total (1)	1,069	89.23	3,073,250,935	99.44	3,073,250,935	99.44
2	Dissent (Physical)	6	0.50	2,325	Negligible	2,325	Negligible
	Dissent (E-voting)	123	10.27	17,283,467	0.56	17,283,467	0.56
	Sub-Total (2)	129	10.77	17,285,792	0.56	17,285,792	0.56
	Total	1,198	100	3,090,536,727	100	3,090,536,727	100
3	Invalid	4	N.A.	457	N.A.	457	N.A.

The Board had appointed Mr. Upendra C Shukla, Practicing Company Secretary (FCS No. 2727, CP No. 1654) as Scrutiniser for conducting the Postal Ballot process (physical & e-voting) in accordance with law in a fair and transparent manner.

Proposal for Postal Ballot:

Further, the Company proposes to seek shareholders consent by way of Postal Ballot for the Voluntary Delisting of the Equity Shares of the Company from BSE Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”) and withdrawal of “Permitted to Trade” status on the Metropolitan Stock Exchange of India Limited (“MSE”), and Voluntary Delisting of the Company’s American Depositary Shares from the New York Stock Exchange and deregistration from the Securities and Exchange Commission.

Date of Postal Ballot Notice	May 18, 2020
Voting period	May 26, 2020 to June 24, 2020
Web Link	Notice

The Board has appointed Mr. Upendra C Shukla, Practicing Company Secretary (FCS No.2727, CP No.1654) as the scrutiniser to conduct the process of the postal ballot in a fair and transparent manner.

Due to difficulty in dispatch of the Notice along with the explanatory statement and postal ballot form by post or courier, on account of threat posed by COVID-19 pandemic situation and as permitted under the General Circular No. 14/2020 dated April 8, 2020 and the General Circular No. 17/2020 dated April 13, 2020, in relation to “Clarification on passing of ordinary and special resolutions by companies under the Companies Act, 2013 and the rules made thereunder on account of the threat posed by COVID-19” issued by the Ministry of Corporate Affairs, the Company has sent the Notice in electronic form only.

The Chairman or any other person authorised by the Chairman shall declare the results of the postal ballot as per the statutory timelines.

Procedure adopted for Postal Ballot:

Pursuant to 110 of the Companies Act, 2013 and other applicable provisions, read with related Rules, below is detailed procedure of postal ballot:

1.

Matters to be passed through postal ballot are approved by the Board and subsequently any of the Whole-Time Directors or the Company Secretary of the Company are authorised to sign and issue the postal ballot notice, explanatory statement and postal ballot form. The Board also fixes the record date for reckoning voting rights and ascertaining those members to whom the notice and postal ballot forms shall be sent. Simultaneously, postal ballot notice is also placed on the website;

2.

A Company Secretary in practice or a Chartered Accountant in practice or a Cost Accountant in practice, or an Advocate is appointed as the scrutiniser to conduct the postal ballot voting process in a fair and transparent manner;

3.	In terms of Section 108 of the Companies Act, 2013, the Company also offers e-voting facility to its eligible shareholders, which enables them to cast votes electronically;

4.	An advertisement containing prescribed details is published in required newspapers informing about having dispatched the notice and the ballot papers;

5.	The postal ballot form is accompanied by a postage prepaid reply envelope addressed to the scrutiniser and accordingly the duly completed postal ballot papers are received by the scrutiniser;

6.	Based on the scrutiniser’s report, the Chairman declares the result of the postal ballot on the date, time and venue as specified in the notice, with details of voting;

7.	Subsequently the results are intimated to the stock exchanges and displayed on the Company’s notice board at its registered office and its corporate office as well.

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SHAREHOLDERS

Means of Communication

FINANCIAL RESULTS

•

The quarterly / half-yearly / annual results along with audit / limited review report , press release and investor presentation is filed with the stock exchanges immediately after the approval of the Board;

•

Within 48 hours of the conclusion of the meeting, the results are then published in at least one prominent national and one regional newspaper having wide circulation viz. a viz. Financial Express, Economic Times and Maharashtra Times;

•	The Company also sends its quarterly financial results to shareholders whose email ids are registered with the Registrar & Transfer Agent;

•	Financial results are also displayed on the Company’s website and can be accessed at https://www.vedantalimited.com.

NEWS RELEASES

•	The Company regularly keeps the stock exchanges updated on any of the developments / events and the same are simultaneously displayed on the Company’s website as well;

•	All the releases can be accessed on the website of the Company at https://www.vedantalimited.com.

PRESENTATIONS MADE TO INSTITUTIONAL INVESTORS AND ANALYSTS

•	The schedule of analyst / investor meets are filed with the stock exchanges and the presentations for the same simultaneously uploaded on the website of the Company at https://www.vedantalimited.com;

•

The Company regularly files Investor Briefs with Stock Exchanges as we intend to keep our shareholders abreast with the operational performance, the organic project pipeline and internal developments in a transparent manner from time to time.

WEBSITE

•

The Company has a corporate website https://www.vedantalimited.com under which there is a dedicated section on ‘Investor Relations’ which contains all the information for the investors like financial results, policies & codes, stock exchange filings, press releases, annual reports, SEC Filings etc.

ANNUAL REPORT & FORM 20F

•

The Company sends soft copies of Annual Reports to those shareholders whose email ids are registered with the Company, and hard copies are also sent to those shareholders whose email ids are not registered. The Form 20F filed with SEC is also available on the website of the Company.

CHAIRMAN COMMUNIQUE

•	Each of the shareholders at the AGM are given copy of the Chairman’s Speech. The copies are printed for shareholders at AGM as well;

•	The speech is also placed on the website of the Company and published in the newspaper for better circulation.

APPEAL TO SHAREHOLDERS

•

Regular reminders are sent to shareholders for updating their email ids, PAN and Bank Mandate with the Company to ensure faster communication and credit of amounts. The shareholders can update their details with the Company directly on its website https://www.vedantalimited.com;

•	Reminders are sent to shareholders to encourage them to timely claim their unclaimed dividend and shares before the same is transferred to the IEPF Account;

•

Shareholders are also encouraged to open Demat accounts which eliminates bad delivery, saves stamp duty on transfers, ensures faster settlement, eases portfolio management and provides ‘on-line’ access through internet. The Company had provided exclusive facility to its shareholders to open their Demat accounts with Nil annual maintenance charges for first year.

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Green Initiatives by Company:

In all the communications sent out by the Company to its shareholders it appeals to them to support the Green initiative by:

•	Registering their email ids with the Company through which all the communications, annual reports etc. can be promptly sent to the shareholders on real time basis;

•	Registering their Bank mandate with the Company which would enable direct credit of any dividends / amounts to shareholders and can avoid printing of warrants / cheques;

•	Converting physical holdings in Dematerialised holding as all the transactions can be undertaken online without printing of physical documents;

•	Voting through remote e-voting facility provided by the Company. The Company also offered insta poll facility to its shareholders present at the AGM which eliminated printing of ballot papers.

Correspondence Details

All the Share transfer and Dividend Payment Requests and Investors Related queries, the shareholder can directly contact to our Registrar and Transfer Agent

KFin Technologies Private Limited (Formerly known as “Karvy Fintech Private Limited”)

Unit: Vedanta Limited

Selenium Building, Tower-B,
Plot No. 31 & 32, Financial District,

Nanakramguda, Serilingampally, Hyderabad, Rangareddi,

Telangana – 500 032, India

Tel: +91 40 6716 2222

Fax: +91 40 2300 1153

E-mail: einward.ris@kfintech.com

The Shareholders can reach out to the designated persons of any department in case of any query for the matters enumerated below:

Company Secretary and Compliance Officer for queries related to Corporate Governance and Secretarial matters/ Details of Nodal Officer	Ms. Prerna Halwasiya Company Secretary & Compliance Officer Tel: +91 22 6643 4500 E-mail: comp.sect@vedanta.co.in

Queries and update related to Financial Statement of the Company	Mr. James Cartwright Head – Investor Relations Tel: +44 207 499 4732 E-mail: vedantaltd.ir@vedanta.co.in

Corporate Communication related matters of the Company	Ms. Roma Balwani Director Communications & Brand Tel: +91 22 6646 1000 E-mail: gc@vedanta.co.in

Sustainability Related Matters	Mr. Andrew Lewin Group Head – HSE and Sustainability Tel: +91 294 660 4000 E-mail: sustainability@vedanta.co.in

Queries and update on ADS issued by the Company

Overseas Custodian for ADS:

Citi- Depositary Receipt Services

388 Greenwich Street, 6th Floor, New York, NY 10013

Phone: 212-816-6839

Website: www.citi.com/dr

Indian Custodian for ADS:

Citibank N.A. Custody Services

FIFC- 11th Floor, G Block,

Plot C-54 and C-55, BKC,

Bandra (East), Mumbai – 400 098

Queries related to Debenture issued by the Company	Debenture trustee: Axis Trustee Services Limited The Ruby, 2nd Floor, SW 29 Senapati Bapat Marg, Dadar (West), Mumbai – 400 028

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Annual General Meeting for FY 2019-20

DATE & TiME

Wednesday, September 30, 2020 at 3:00 pm IST

VENUE

Facility of Video Conferencing/other audio-visual means will be provided to shareholders of the Company for attending the AGM from their respective places pursuant to MCA circular dated May 5, 2020

E-VOTING FACILITY

•	Remote e-voting facility will be provided to the shareholders and;

•

Those shareholders who are attending the AGM but have not casted their votes through remote e-voting facility can instantly cast their votes through the e-voting facility being provided on the date of AGM;

•	This would enable faster voting without printing of ballot papers and would ensure faster calculation of results.

Financial Year

The Financial Year of Company commences from April 1st and concludes on March 31st of each year. Each quarter the Company reviewed and approved its financials. The previous and tentative dates for approval of the financials are as follows:

S. No.	Results for the period ended	FY 2019 - 20	Tentative Dates for FY 2020 - 21
1.	First Quarter	July 26, 2019	End of July 2020
2.	Second Quarter and Half Year	November 14, 2019	End of October 2020
3.	Third Quarter	January 31, 2020	End of January 2021
4.	Fourth Quarter and Year Ended	June 6, 2020	End of April 2021

Dividend

For the period under review, the Company has declared and paid dividend as detailed below:

Date of Board Meeting	Type of Dividend	Amount of Dividend	Record Date
Equity Shares
February 27, 2020	First Interim Dividend	₹ 3.90 per share	Saturday, March 7, 2020

The payment of the above-mentioned dividend was duly completed within the statutory timelines.

Further, the Board has not recommended any final dividend.

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Listing Details

Particular		Scrip Code	ISIN code
Indian Stock Exchange	BSE Limited (BSE) Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai - 400 001	500295	INE205A01025
	National Stock Exchange of India Limited (NSE) Exchange Plaza, Plot No. C/1, G-Block, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051	VEDL	INE205A01025
Global Stock Exchange	New York Stock Exchange (NYSE)	VEDL	CUSIP No. 92242Y100
American Depository Shares (ADS)

Notes:

1.	Non-Convertible Debentures of the Company are also listed on the BSE Limited (BSE), details of the same are provided later in this report;
2.	Commercial Papers of the Company are listed on National Stock Exchange of India Limited (NSE), details of the same are provided later in this report;
3.	Company has paid annual listing fees for the FY 2019-20 to all the Stock Exchanges (Indian & Global), where the securities of the Company are listed.

STOCK PRICE DATA FOR FY 2019-20

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SHARE TRANSFER SYSTEM

REQUEST RECEIVED BY RTA	DOCUMENT VERIFICATION	APPROVAL	COMMUNICATION TO SHAREHOLDER

• Requests relating to transfer, transmission, transposition, change of name, deletion of name are received from shareholders having physical shareholding.	• RTA, KFin Technologies (Erstwhile, Karvy Fintech) verifies the authenticity of documents; • RTA sends the request to the Company for processing.	• The Company also checks the validity of documents; • Requests are then approved by the duly constituted Share & Debenture Transfer Committee.

•  Post Committee approval, RTA completes the process and the same is communicated to the respective shareholders;

•  Requests are generally processed within 15 days of receipt of the documents, if documents are clear and valid in all respects.

A certificate by a Practicing Company Secretary is issued on a half-yearly basis pursuant to Regulation 40(9) of Listing Regulations confirming due compliance of share transfer formalities by the Company within timelines as required under law.

Quarterly audits are also carried out by the Practicing Company Secretary to reconcile the total admitted capital with NSDL and CDSL confirming that the total issued/paid up and listed capital holds agreement with the aggregate of the total number of shares in physical and dematerialised forms. The reports for Share Capital Audit Reconciliation are meticulously filed with BSE and NSE on a timely basis.

Capital Evolution

The details of capital evolution of the Company can be accessed on the website of the Company at https://www.vedantalimited.com

Shareholding Distribution

Shareholding according to shareholders class as on March 31, 2020

Shareholding of Nominal value of ₹ 1/-	No. of shareholders	% of Total shareholders	No. of shares held	Shareholding (%)
1 – 5,000	748,064	98.82	199,716,640	5.38
5,001 – 10,000	5,165	0.68	37,216,414	1.00
10,001 – 20,000	2,052	0.27	28,724,449	0.77
20,001 – 30,000	537	0.07	13,186,882	0.36
30,001 – 40,000	251	0.03	8,679,439	0.23
40,001 – 50,000	149	0.02	6,777,017	0.18
50,001 – 100,000	251	0.03	17,837,275	0.48
100,001 & Above	608	0.08	3,405,058,523	91.60

Total	757,077	100	3,717,196,639	100

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		March 31, 2020
		No. of shares held	Percentage of shareholding
S. No.	Category	Face value ₹ 1/-
(a)	Promoter’s holding
	Indian promoters	160,656	0.01%
	Foreign promoters (including ADS)	1,863,458,132	50.13%
(b)	Public Shareholding
	Banks, Mutual funds, Financial Institutions, Insurance Companies (Central/State Govt. Institutions/Non-Govt. Institutions)	681,040,674	18.32%
	FIIs/Foreign Corporate Bodies	564,225,747	15.18%
	Body Corporates	82,902,299	2.23%
	Indian Public	280,344,950	7.54%
	NRIs	10,795,714	0.29%
	Trust	14,985,498	0.40%
	HUF	9,984,754	0.27%
	Clearing Members	10,599,376	0.29%
	Foreign Bodies-DR	28,859	0.00%
	Foreign Nationals	200	0.00%
	IEPF	4,463,642	0.12%
	NBFCs	17,432	0.00%
	Qualified Institutional Buyers	12,705,369	0.34%
	Overseas Corp Bodies	1,100	0.00%
	Alternate Investment Funds	4,616,476	0.12%
	ESOS Trust	14,378,261	0.39%
(c)	American Depository Receipts	162,487,500	4.37%

	Grand total	3,717,196,639	100.00%

1.	Twinstar Holdings Limited (Promoter) holds 24,823,177 American Depository Shares (ADS) representing 99,292,708 equity shares. One (1) ADS represents four (4) equity shares.

2.	Mr. Dwarka Prasad Agarwal, promoter of the Company deceased on January 2, 2020.

3.

Mr. Dwarka Prasad Agarwal was holding ~82% in Agarwal Galvanising Private Limited (Promoter Group). Hence this entity has been removed from Promoter Group category. This entity has also been dissolved.

4.	308,232 shares are under abeyance category, pending for allotment as they are subjudice.

Dematerialisation of Shares and Liquidity

The shares of the Company are compulsorily traded in dematerialised form on the stock exchanges. As on March 31, 2020, ~ 99% shares of the Company are held in dematerialised form.

Pursuant to the amendment in Listing Regulations, post April 1, 2019, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in the dematerialised form with a depository.

The equity shares of the Company are freely tradable in the market and are among the most liquid and actively traded shares in the stock exchanges.

Outstanding ADS

As of March 31, 2020, 3,717,504,871 equity shares, par value ₹ 1 per equity share, were issued and outstanding (including 308,232 equity shares which have been issued but pending allotment), of which 261,780,208 equity shares were held in the form of 65,445,052 ADSs. Each ADSs represents four equity shares and are listed and traded on the New York Stock Exchange (NYSE). As of the year end, there were eight (8) registered holders of the ADS. Citibank N.A., New York acts as the Depository for the ADS/ADR issued by the Company.

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Listing of Debt Securities

The following Secured Redeemable Non-Convertible Debentures (NCDs) are listed with the BSE Limited as on March 31, 2020:

S. No.	ISIN	Issuance date	Maturity date	Coupon rate	Payment frequency	No. of NCDs (face value of ₹10 Lacs each)	Amount issued (in crores)
1	INE205A07030	Aug 17, 2015	Aug 17, 2020	9.45%	Annual	20,000	2,000
2	INE205A07048	Sep 30, 2016	Apr 20, 2020	8.70%	Interest Compounded Annually and payable at Maturity	6,000	600
3	INE205A07063	Oct 7, 2016	Apr 15, 2021	8.75%	Interest Compounded Annually and payable at Maturity	2,500	250
4	INE205A07071	Oct 7, 2016	Sep 15, 2021	8.75%	Interest Compounded Annually and payable at Maturity	2,500	250
5	INE205A07139	Apr5,2018	Apr5,2021	8.50%	Annual	23,500	2,350
6	INE205A07147	Apr5,2018	Jun15,2021	8.50%	Annual	16,500	1,650
7	INE205A07154	Jul4,2018	Jul2,2021	9.18%	Annual	10,000	1,000
8	INE205A07162	Dec9,2019	Dec9,2021	8.90%	Annual	9,000	900
9	INE205A07170	Dec9,2019	Dec9,2022	9.20%	Annual	7,500	750
10	INE205A07188	Jan30,2020	Jun30,2022	8.75%	Annual	12,700	1,270
11	INE205A07196	Feb25,2020	Feb25,2030	9.20%	Annual	20,000	2,000

The following Commercial Papers (CPs) are listed with the National Stock Exchange of India Limited as on March 31, 2020:

S. No.	ISIN	Issuance date	Maturity date	Face Value (₹)	Total No. of Securities	Amount Issued (in crores)
1	INE205A14UQ4	Jan 28, 2020	Apr 27, 2020	500,000	10,000	500
2	INE205A14UU6	Jan 30, 2020	Apr 29, 2020	500,000	5,000	250
3	INE205A14UT8	Jan 31, 2020	Apr 30, 2020	500,000	27,000	1,350
4	INE205A14UW2	Feb 5, 2020	May 5, 2020	500,000	7,000	350
5	INE205A14UV4	Feb 6, 2020	May 6, 2020	500,000	15,000	750
6	INE205A14UY8	Feb 7, 2020	May 8, 2020	500,000	30,000	1,500
7	INE205A14UX0	Feb 12, 2020	May 11, 2020	500,000	8,500	425
8	INE205A14VA6	Feb 20, 2020	May 20, 2020	500,000	31,000	1,550
9	INE205A14VB4	Feb 25, 2020	May 21, 2020	500,000	5,000	250
10	INE205A14UZ5	Feb 24, 2020	May 22, 2020	500,000	9,000	450
11	INE205A14VC2	Mar 31, 2020	Jun 25, 2020	500,000	4,000	200

Credit Ratings

	Status as on March 31, 2019		Status as on March 31, 2020		Date of Action
	CRISIL	India Ratings	CRISIL	India Ratings	CRISIL	India Ratings
Bank Loans	CRISIL AA/ Outlook Stable	IND AA/ Outlook Stable	CRISIL AA/ Outlook Stable	IND AA/ Outlook Negative	No Change

Change in Outlook on March 9, 2020

India Ratings changed the rating outlook to Negative from Stable while affirming the ratings on account of delay in deleveraging due to delay in ramp-up in Oil & Zinc and sharp fall in commodity prices.

Working Capital Lines	CRISIL AA/ Outlook Stable/ CRISIL A1+	—	CRISIL AA/ Outlook Stable/ CRISIL A1+		No Change	NA

Non- Convertible Debentures	CRISIL AA/ Outlook Stable	—	CRISIL AA/ Outlook Stable		No Change	NA

Commercial Paper	CRISIL A1+	IND A1+	CRISIL A1+	IND A1+	No Change	No Change

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Plant Locations

Division	Location
Copper Anodes (Smelter), Refinery, Continuous Cast Copper Rods	• SIPCOT Industrial Complex, Madurai By-pass Road, T.V. Puram PO, Tuticorin – 628 002 Tamil Nadu, India.

Copper Cathodes (Refinery) and Continuous Cast Copper Rods/Wire

•   1/1/2 Chinchpada, Silvassa – 396 230 Union Territory of Dadra and Nagar Haveli, India

•   Gat 201, Plot No. 2, 3, 4, 5, 6 and 7, Pune Old Highway,Takwe Khurd, Post Kamshet, Taluka Maval. Dist. Pune – 410 405, Maharashtra, India.**

Continuous Cast Copper Rods	• 209-B, Piparia Industrial Estate, Piparia, Silvassa – 396 230, Union Territory of Dadra and Nagar Haveli, India

• Ratnagiri – Y 1, R 57 Zaadzadgaon Block, MIDC, Ratnagiri – 415639, Maharashtra, India

Iron Ore – Mining	• Megalahally Office Complex, Megalahally Village, Hireguntanur, Hobli, Chitradurga Taluk and district, Karnataka, India*

Pig Iron Division 1	• Sy No. 39, 41, 36/1 (p) 37 (P), 42/1 (p) 43/1 (p) Amona, P.O. Marcel, Bicholim, Goa – 403 107, India

Metallurgical Coke (Met Coke)	• Sy No. 205, 207, Navelim, Sankhalim, Bicholim Goa – 403 505, India

• Sy No. 192, 193, Vazare, Dodamarg, Sindhudurg – 416 512, Maharashtra

PIG Iron Division 2	• SY No. 177 N 120 (P) Navelim P.O. Sanquelim Bicholim Goa 403505, India

Aluminium Smelters	• PMO Office, Bhurkahamuda, PO-Sripura, Dist. Jharsuguda, Odisha – 768 202, India

Alumina Refinery	• Alumina Refinery Project, At/PO – Lanjigarh, Via – Viswanathpur, Kalahandi, Lanjigarh, Odisha – 766 027, India

Aluminium	• Post Box No. 4, Mettur Dam R.S. – 636 402, Salem District, Tamil Nadu, India

• Gat No.924, 925, 926 and 927. Sanaswadi Taluka Shirur. Dist. Pune – 412 208 Maharashtra, India.**

Power

•   Bhurkahamunda, PO -Sripura, Dist. Jharsuguda, Odisha – 768 202, India

•   Power Plant 1, Plot Sy No. 44/4 & 44/5, Amona Village, Navellim, Bicholim Goa – 403 107, India

•   SIPCOT Industrial Complex, Meelavitan, Tuticorin, Tamil Nadu – 628 002, India

Oil & Gas	• Assets

– RJ-ON-90/1 – Barmer Basin – India

– CB/OS-2 – Cambay Basin -India

– PKGM-1 Ravva – Krishna Godavari Basin – India

– KG-ONN-2003/1 – Krishna Godavari Basin – India

– KG-OSN-2009/3 – Krishna Godavari Basin – India

– KG/ONDSF/Kaza/2018 – Krishna Godavari Basin – India

– Block-01- Orange Basin – South Africa

• Pipeline

– Radhanpur Terminal, Patan, Gujarat

– Viramgam Terminal, Ahmedabad

– Bhogat Terminal, Dwarka, Gujarat

• Plant

– Mangala Processing Terminal, Barmer, Rajasthan

– Raageshwari Gas Terminal, Rajasthan

– Suvali Onshore terminal, Gujarat

– Raava Onshare terminal, Andhra Pradesh

– Nagayalanka EPS Facility, Andhra Pradesh

Paper**	GIDC Doswada, Ta. Fort Songadh, District Tapi, GGujarat – 394 365, India

*

The Supreme Court passed its final order in SLP (C) 32138/2015 (with connected matters), the M/s Goa Foundation v/s Sesa Sterlite Limited & Others on February 7, 2018 wherein it quashed the second renewals granted for the mining leases by the State of Goa. The court directed all lease holders operating under a second renewal to stop all mining operations with effect from March 16, 2018 until fresh mining leases (not fresh renewals or other renewals) are granted and fresh environmental clearances are granted.

**	Non-Operation Unit

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Commodity Price Risk or Foreign Exchange Risk and Hedging Activities

Fluctuation in commodity prices

Impact: Prices and demand for the Group’s products are expected to remain volatile/uncertain and strongly influenced by global economic conditions. Volatility in commodity prices and demand may adversely affect our earnings, cash flow and reserves.

Mitigation: Our Group has a well-diversified portfolio, which acts as a hedge against fluctuations in commodities and delivers cash flows through the cycle. We consider exposure to commodity price fluctuations to be an integral part of our Group’s business and its usual policy is to sell its products at prevailing market prices, and not to enter into long-term price hedging arrangements. However, to minimise price risk for finished goods where price of raw material is also determined by same underlying base metal prices (e.g. purchase of alumina, copper concentrate for manufacturing and selling copper and aluminium products, respectively) we employ back-to-back hedging. In exceptional circumstances, we may enter into strategic hedging with prior approval of the Executive Committee. The Group monitors the commodity markets closely to determine the effect of price fluctuations on earnings, capital expenditure and cash flows.

Currency exchange rate fluctuations

Impact: Our assets, earnings and cash flows are influenced by a variety of currencies due to the diversity of the countries in which we operate. Fluctuations in exchange rates of those currencies may have an impact on our financials. Although the majority of the Group’s revenue is tied to commodity prices that are typically priced by reference to the US dollar, a significant part of its expenses are incurred and paid in local currency. Moreover, some of the Group borrowings are denominated in US dollars, while a large percentage of cash and liquid investments are held in other currencies, mainly in the Indian rupee. Any material fluctuations of these currencies against the US dollar could result in lower profitability or in higher cash outflows towards debt obligations.

Mitigation: We do not speculate in forex. We have developed robust controls in forex management to monitor, measure and hedge currency risk liabilities. The Finance Standing Committee (FSC), a committee of the Board, reviews our forex-related matters periodically and suggests necessary courses of action as may be needed by businesses from time to time, and within the overall framework of our forex policy.

Exposures on foreign currency loans are managed through the Group wide hedging policy, which is reviewed periodically to ensure that the results from fluctuating currency exchange rates are appropriately managed. The Group strives to achieve asset liability offset of foreign currency exposures and only the net position is hedged. The Group uses forward exchange contracts, currency swaps and other derivatives to hedge the effects of movements in exchange rates on foreign currency denominated assets and liabilities. The sources of foreign exchange risk are outstanding amounts payable for imported raw materials, capital goods and other supplies as well as financing transactions and loans denominated in foreign currencies. The Group is also exposed to foreign exchange risk on its net investment in foreign operations. Most of these transactions are denominated in US dollars. Short-term net exposures are hedged progressively based on their maturity. A more conservative approach has been adopted for project expenditures to avoid budget overruns, where cost of the project is calculated taking into account the hedge cost. However, all new long-term borrowing exposures are being hedged. The hedge mechanisms are reviewed periodically to ensure that the risk from fluctuating currency exchange rates is appropriately managed.

		Exposure(2) in INR towards the particular commodity		Exposure(2) in quantity towards the particular commodity	% of such exposure hedged through commodity derivatives
	Commodity Name(1)				Domestic market		International market		Total
S. No.			Units		OTC	Exchange	OTC	Exchange
1	Aluminium	18,823	KT	1,408	0%	0%	0%	22%	22%
2	Oil	6,326	mmboe	15	0%	0%	0%	0%	0%
3	Gas	446	mmscf	10,226	0%	0%	0%	0%	0%
4	Copper	13,453	KT	329	0%	0%	0%	95%	95%
5	Silver	93	Oz	835,492	0%	0%	99%	0%	99%
6	Gold	891	Oz	86,488	0%	89%	0%	0%	89%

1.	Commodity means a commodity whose price is fixed by reference to an international benchmark and having a material effect on the financial statements.
2.	Exposure for Aluminium and Oil is based on sales and closing stock and that for Gas is based on sales.

3.

Gold and Silver are sold in the form of anode slime/copper concentrate. Anode slime is the residue formed while refining copper. Exposure for Copper (including Gold and Silver) is based on opening stock, purchases and sales. Percentage of exposure not hedged represents unpriced transactions as at March 31, 2020 as the same will be hedged as per the Company’s policy and contractual terms once price period is fixed.

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OTHER DISCLOSURES

Total fees for all services on a consolidated basis to the statutory auditor

Particulars	Mar-20 (In crores)
Audit fees (audit and review of financial statements)	25
Audit-related fees (including other miscellaneous audit related certifications)	0
Tax fees (tax audit, other certifications and tax advisory services)	0
All other fees (certification on corporate governance and advisory services)	0

Total	25

Note: All amounts are exclusive of GST

Framework for monitoring Subsidiary Companies

‘Material Subsidiary’ is defined as a subsidiary, whose income or net worth exceeds ten percent of the consolidated income or net worth respectively, of the listed entity and its subsidiaries in the immediately preceding accounting year.

The Company has identified Hindustan Zinc Limited (listed) and Cairn India Holdings Limited (unlisted), subsidiaries of the Company as its material subsidiary based on the consolidated income/net worth of the Company in immediately preceding accounting year i.e. year ended March 31, 2019. Accordingly, the compliances under Listing Regulations with respect to material subsidiary have been duly met by the Company for FY 2019-20.

Confirming with the Listing Regulation, the Company has a policy on Determining Material Subsidiary, approved by the Board. The policy can be accessed at https://www.vedantalimited.com.

The subsidiary companies have their separate independent Board of Directors who are authorized to exercise all the responsibilities, duties and rights for effective monitoring and management of the subsidiaries.

The Company supervises and monitors the performance of subsidiary companies:

i.

On a quarterly basis, placing before the Board, the minutes of each of the Board meetings of the subsidiary companies and a statement of all significant transactions of the subsidiary companies for their review and noting;

ii.	On a quarterly basis, placing before the Audit Committee, the minutes of each of the Audit Committee meetings of the subsidiary companies;
iii.	Presentations are made to the Company’s Board on business performance by the senior management of major subsidiaries of the Company;

iv.	Certain matters of the subsidiaries are reserved for approval of the Board or Committee of Directors of the Company;

v.	Subsidiaries are subject to applicable Statutory Audit and Secretarial Audit.

Further, appropriate disclosures related to subsidiaries are made in Financial Statements/Directors’ Report of the Company as per Companies Act 2013 and Listing Regulations.

Materially Significant Related Party transactions

All the related party transactions were in accordance with the provisions of Companies Act, 2013 and Listing Regulation and were in ordinary course of business and at arm’s length basis. A detailed information note on material significant related party transaction forms a part of Director’s Report.

The Company has a policy on Related Party Transactions, which regulates all the Related Party Transaction entered into by the Company. This policy has been approved by the Board and displayed on the Company’s website at https://www.vedantalimited.com.

Non-Compliance by the Company, Penalties, Strictures imposed by Stock Exchange or SEBI or any Statutory Authority on any matter related to capital markets during the last three years.

No penalty or strictures have been imposed by stock exchange or SEBI or any statutory authority on any matter related to capital markets on your Company during the last three years.

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Vigil Mechanism/Whistle-Blower Policy

Commitment towards highest standards of morals and ethics in the conduct of business is of utmost importance to the Company. The employees have been provided access to provide any complaint in the Company’s accounting, internal accounting controls, auditing matters or any such suspected incidents of fraud or violation of the Company’s Code of Conduct that could adversely impact the Company’s operations, business performance and/or reputation.

All the employees of the Company and its subsidiaries are encouraged and expected to raise their concern. The Audit Committee has laid down procedure governing the receipt, retention and treatment of complaints. Your Company has in place a Whistle Blower Policy, as part of vigil mechanism and can be accessed at https://www.vedantalimited.com.

All the complaints are reported to the Director – Management Assurance, who is independent of operating management and the businesses. In line with global practices, dedicated email IDs (sgl.whistleblower@vedanta.co.in), a centralised database, a 24X7 whistle blower hotline and a web- based portal (www.vedanta.ethicspoint.com) have been created to facilitate receipt of complaints.

Disclosure in relation to the Sexual Harassment of women at workplace (Prevention, Prohibition and Redressal) Act, 2013

The detailed disclosure forms part of the Directors Report.

COMPLIANCES

Discretionary Requirements

A non-executive chairperson may be entitled to maintain a chairperson’s office at the listed entity’s expense and also allowed reimbursement of expenses incurred in performance of his duties	A half-yearly declaration of financial performance including summary of the significant events in last six- months, may be sent to each household of shareholders	to move towards a regime of financial statements with unmodified audit opinion.	Internal auditor may report directly to the audit committee

As on March 31, 2020, the Board of the Company is chaired by an Executive Director who maintains the Chairman’s office at the Company’s expense. Effective April 1, 2020 Mr. Anil Agarwal has been appointed as a Non-Executive Chairman of the Board.	Quaterly financial Results were sent to the shareholders whose e-mail Id was registered with the Company	There was no qualification by the auditors on the financial statements of the Company.	The same is reported by briefing the Audit Committee through discussion and presentation of the observations, review, comments and recommendations, amongst others in the Internal Audit presentation by the Company’s Internal Auditor.

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Corporate Governance requirements specified in Regulation 17 to 27 and Regulation 46 of Listing Regulations

S. No.	Particulars	Regulation	Compliance Status (Yes/No/NA)	Complied with the following
1.	Board of Directors	17	Yes

•   Composition {17(1), 17(1A)}

•   Frequency of Meetings {17(2)}

•   Quorum {17(2A)}

•   Review of Compliance Report {17(3)}

•   Orderly succession plans for appointments {17(4)}

•   Code of Conduct {17(5)}

•   Fees/compensation to Non-Executive Directors
{17(6)}

•   Minimum information to be placed before the Board {17(7)}

•   Compliance Certificate {17(8)}

•   Risk assessment and management {17(9)}

•   Performance evaluation of Independent Directors
{17(10)}

•   Annexure in Notice for each Special item to be transacted at General Meeting {17(11)}

•   Item to be transacted at AGM {17(11)}

2.	Maximum Number of Directorship	17A	Yes	• Other Directorship of Directors {17A (1) and (2)}
3.	Audit Committee	18	Yes	• Composition {18(1)} • Meetings and Quorum {18(2)(a) and (b)} • Powers of the Committee {18(2)(c)} • Role of the Committee and review of information by the Committee {18(3)}
4.	Nomination and Remuneration Committee	19	Yes	• Composition {19(1)} • Chairperson {19(2) and (3)} • Quorum {19(2A)} • Meeting {19(3A)} • Role of the Committee {19(4)}
5.	Stakeholder Relationship Committee	20	Yes	• Composition {20(1) and 20(2A)} • Chairperson {20(2)} • Meeting {20(3A)} • Role of the Committee {20(4)}
6.	Risk Management Committee	21	Yes	• Composition {21(1) and (2)} • Chairperson {21(3)} • Meeting {21(3A)} • Role of the Committee {21(4)}
7.	Vigil Mechanism	22	Yes	• Formulation of Vigil Mechanism for Directors and employees {22(1)} • Director access to Chairperson of Audit Committee {22(2)}
8.	Related Party Transactions	23	Yes

•   Policy on Materiality of Related Party Transactions and dealing with Related Party Transactions
{23(1)}

•   Approval including omnibus approval of Audit Committee {23(2) and (3)}

•   There were no material Related Party Transactions {23(4)}

•   Disclosure of Related Party Transactions on consolidated basis {23(9)}

9.	Subsidiaries of the Entity	24	Yes

•   There was no material subsidiary of the Company and as a result the other compliance in respect of material subsidiary were not applicable {24(1)}

•   Review of financial statements of unlisted subsidiary by the Audit Committee {24(2)}

•   Minutes of Meetings of Board of unlisted subsidiary placed at meeting of the listed entity {24(3)}

•   Significant transactions and arrangements of unlisted subsidiary {24(4)}

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S. No.	Particulars	Regulation	Compliance Status (Yes/No/NA)	Complied with the following
10.	Secretarial Audit	24A	Yes	• Secretarial audit report {24A}
11.	Obligations with respect to Independent Directors	25	Yes

•   Alternate Directorship for Independent Director
{25(1)}

•   Tenure of Independent Director {25 (2)}

•   Meetings of Independent Directors {25(3) and (4)}

•   Replacement {25(6)}

•   Familiarisation of Independent Directors {25(7)}

•   Declaration of Independence {25(8)}

•   Director and Officers Insurance {25(10)}

12.	Obligations with respect to Employees including Senior Management, Key Managerial Personnel, Directors and Promoters	26	Yes

•   Memberships/Chairmanships in Committees {26(1) and (2)}

•   Affirmation on compliance of with the Code of Conduct by Directors and Senior Management
{26(3)}

•   Disclosure of shareholding by Non-Executive Directors in the listed entity {26(4)}

•   Disclosures by Senior Management about potential conflicts of interest {26(5)}

13.	Other Corporate Governance Requirements	27	Yes	• Compliance with discretionary requirements {27(1)} • Filing of quarterly compliance report on Corporate Governance {27(2)}
14.	Website	46	Yes	• Maintaining Functional Website {46(1)} • Dissemination of details on website {46(2)} • Contents on website and updating the website {46(3)}

Corporate Policies of the Company

Your Company is inclined towards following highest levels of ethical standards in all our business transactions. To ensure the same, the Company has adopted various policies, codes and practices. The policies are reviewed periodically by the Board and are updated in line with amended laws and requirements. The key policies adopted are detailed below:

Category of Policy/Code	Brief summary	Web link	Amendments during FY 2019-20
Code of Business Conduct and Ethics

The Code details on uncompromising business ethics which is an integral part of Company’s values and method of conducting business. It’s based on the core values of Trust, Entrepreneurship, Innovation, Excellence, Integrity, Respect and Care. The Whistle Blower Policy also forms part of the Code.

The Code also covers areas such as Conflict of Interest, Gift, Competition and Fair dealings, Protection and use of Company Assets etc.

		https://www.vedantalimited. com/CorporateGovernance	There has been no change in the Code

Corporate Social Responsibility Policy	The policy ensures that the conduct of Company’s business impacts the society through major thrust areas of education, women empowerment, sport & culture, drinking water & sanitation, agriculture & animal husbandry, community infrastructure, health care and disaster management and rescue and relief operations.	https://www.vedantalimited. com/CorporateGovernance	There has been no change in the policy

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Nomination & Remuneration Policy

The policy details the guidelines on identification and appointment of individual as a Director, KMP and Senior Management Personnel including the criterial on their qualification and independence, manner and criteria for effective evaluation of the performance.

The Policy also details the compensation principles responsibilities of senior management and succession planning.

		https://www.vedantalimited. com/CorporateGovernance	There has been no change in the policy

Insider Trading Prohibition Code	The Code lays down the guideline to regulate, monitor and report trading in securities of the Company, Policy & Procedures for inquiry in case of leak of Unpublished Price Sensitive Information and Code of Practices and Procedures for Fair Disclosure & Policy for determination of Legitimate Purpose.	https://www.vedantalimited. com/CorporateGovernance	Amended the policy to include the revisions in SEBI (Prohibition of Insider Trading) (Third Amendment) Regulations, 2019 dated September 17, 2019

Dividend Distribution Policy	The policy details guidelines for dividend distribution for equity shareholders as per the requirements of the Listing Regulations.	https://www.vedantalimited. com/CorporateGovernance	There has been no change in the policy

Related Party Transaction Policy	This Policy sets out the philosophy and processes that is to be followed for approval and review in respect of transactions entered into by the Company with the identified Related Parties.	https://www.vedantalimited. com/CorporateGovernance	There has been no change in the policy

Determining Material Subsidiary Policy	The policy determines the guidelines for material subsidiaries of the Company and also provides the governance framework for such material subsidiaries.	https://www.vedantalimited. com/CorporateGovernance	There has been no change in the policy

Policy for determination of Materiality for Fair Disclosure of Material Events/Unpublished Price Sensitive Information to Stock Exchange(s) and Archival Policy

The policy determines the requirements for disclosing material events including deemed material events for the Company and its subsidiary companies which are in nature of unpublished price sensitive information.

The policy also lays the guidelines on archival and retention of records of the Company.

		https://www.vedantalimited. com/CorporateGovernance	There has been no change in the policy

Policy on Prevention, Prohibition and Redressal of Sexual Harassment at Workplace	The purpose to this policy is to create and maintain a healthy and conducive work environment, free of discrimination. This includes discrimination on any basis, including gender and any form of sexual harassment.	https://www.vedantalimited. com/CorporateGovernance	There has been no change in the policy

Awareness Sessions/Workshop on Compliances and Ethics

Vedanta as an organization strongly supports transparency and openness and believes in zero tolerance for unethical practices. Employees across the Company as well as the group are regularly sensitised about the various policies and governance practices of the Company through various interactive tools. Additionally, the Company also drives a group-wide ‘Ethics Compliance Month’ as part of its special annual initiative wherein it conducts awareness and training sessions covering on governance and internal policies such as prevention of insider trading, prevention of sexual harassment, anti-bribery and anti-corruption, anti-trust laws etc. Further, the Company has also developed an automated training module for a mandatory annual training for all its employees across the group and reinforce the principles under the Code of Business Conduct and Ethics, the Whistle Blower Policy etc. Moreover, the senior management places great emphasis on good governance practices by setting the tone at the top and encouraging employees to educate themselves and to ensure transparency and integrity in their day-to-day activities.

Further, as part of our digital initiatives, a web-based portal for its designated employees is in place, to enable them to manage and report dealings in securities of the Company and ensure compliance with the Insider Trading Prohibition Code. Also, the Company has in place an online gift declaration portal wherein the employees are required to promptly declare the gifts received by them in compliance with the Gift Policy of the Company forming part of the Code of Ethics and Business Conduct.

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Statutory Compliance System

The Company has an internal standard operating procedure to manage statutory compliances across all businesses and has also deployed a top of the line automated compliance management system. This ensures best-in-class compliance monitoring and reporting with regular updates on checklists of all applicable statutory requirements including corporate laws, environmental laws, labour laws, industry laws amongst others. As a best practice, we have also made it mandatory for all CEOs to issue and sign-off compliance certificates for their respective businesses.

Declaration by Chief Executive Officer on Code of Business Conduct and Ethics of the Company

A Declaration by the CEO of the Company, stating that the members of Board of Directors and Senior Management Personnel have affirmed compliance with the Code of Business Conduct and Ethics of the Company in enclosed as Annexure I to this Report.

Further, in order to ensure compliance with the Code of Ethics and Business Conduct (‘Code’) of the Company by all the employees of the Company, online affirmations w.r.t. compliance with the Code are taken on an annual basis.

CEO CFO Certification

The Compliance Certificate from the CEO & CFO of the Company pursuant to Regulation 17(8) of the Listing Regulations is enclosed as Annexure II to this Report.

Certificate from Company Secretary in Practice

A certificate from Chandrasekaran Associates, Company Secretary in Practice certifying that none of the directors on the Board of the Company have been debarred or disqualified from being appointed or continuing as directors of companies by the SEBI/MCA or any such statutory authority pursuant to Regulation 34(3) and Schedule V Para C clause (10)(i) of the Listing Regulations is enclosed as Annexure III to this Report.

Auditor’s Certificate on Corporate Governance

The auditor’s certificate regarding compliance of conditions of corporate governance pursuant to Listing Regulations is enclosed as Annexure IV to this Report.

ANNEXURE I

Declaration by Chief Executive Officer on Code of Business Conduct and Ethics of the Company

In accordance to the provisions of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, I, Sunil Duggal, Chief Executive Officer of Vedanta Limited, hereby declare that all members of the Board and Senior Management Personnel have affirmed compliance with the Code of Business Conduct and Ethics of the Company for FY 2019-20.

Date: June 6, 2020

For Vedanta Limited

Sunil Duggal

Chief Executive Officer

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ANNEXURE II

CERTIFICATION

We, Sunil Duggal, Chief Executive Officer and GR Arun Kumar, Whole-Time Director & Chief Financial Officer, certify that:

A.	We have reviewed financial statements and the cash flow statement for the year and that to the best of our knowledge and belief:

(1)	These statements do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading;

(2)	These statements together present a true and fair view of the Company’s affairs and are in compliance with existing accounting standards, applicable laws and regulations.

B.	There are, to the best of our knowledge and belief, no transactions entered into by the Company during the year, which are fraudulent, illegal or violative of the Company’s code of conduct.

C.

We accept responsibility for establishing and maintaining internal controls for financial reporting. We have evaluated the effectiveness of internal control systems of the Company pertaining to financial reporting, and we have not noticed any deficiency in the design of operation of such internal controls, or of which we are aware that needs to be rectified, or informed to the auditors and the Audit Committee.

D.	During the year it was disclosed to the Auditors and the Audit Committee that:

(1)	There were no significant changes in internal control over financial reporting;

(2)	No significant changes in accounting policies were made during the year that require disclosure in the notes to the financial statements; and

(3)

No instances of significant fraud and the involvement therein, if any, of the management or an employee having a significant role in the Company’s internal control system over financial reporting, has come to our notice.

Sunil Duggal	GR Arun Kumar
Chief Executive Officer PAN: AAMPD1109M	Whole-Time Director & Chief Financial Officer DIN: 01874769

Date: June 6, 2020

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ANNEXURE III

CERTIFICATE OF NON-DISQUALIFICATION OF DIRECTORS

(Pursuant to Regulation 34(3) and Schedule V Para C clause (10)(i) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015)

To,

The Members

Vedanta Limited

1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East), Mumbai – 400 093, Maharashtra

We have examined the relevant registers, records, forms, returns and disclosures received from the Directors of Vedanta Limited and having CIN L13209MH1965PLC291394 and having Registered office at 1st Floor, C Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400 093, Maharashtra (hereinafter referred to as ‘the Company’), produced before us by the Company for the purpose of issuing this Certificate, in accordance with Regulation 34(3) read with Schedule V Para-C Sub clause 10(i) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

In our opinion and to the best of our information and according to the verifications (including Directors Identification Number (DIN) status at the portal www.mca.gov.in) as considered necessary and explanations furnished to us by the Company & its officers, We hereby certify that none of the Directors on the Board of the Company as stated below for the Financial Year ending on March 31, 2020 have been debarred or disqualified from being appointed or continuing as Directors of companies by the Securities and Exchange Board of India, Ministry of Corporate Affairs or any such other Statutory Authority:

S.No.	Name of Director	DIN	Date of appointment in Company
1.	Navin Agarwal	00006303	17.08.2013
2.	Aman Mehta	00009364	17.05.2017
3.	Krishnamurti Venkataramanan	00001647	01.04.2017
4.	Lalita Dileep Gupte	00043559	29.03.2014
5.	Mahendra Kumar Sharma	00327684	01.06.2019
6.	Upendra Kumar Sinha	00010336	13.03.2018
7.	Priya Agarwal	05162177	17.05.2017
8.	Tarun Jain	00006843	01.04.2014
9.	Guggilam Rajagopalan Arun Kumar	01874769	22.11.2016
10.	Srinivasan Venkatakrishnan	08364908	01.03.2019

Ensuring the eligibility for the appointment/continuity of every Director on the Board is the responsibility of the management of the Company. Our responsibility is to express an opinion on these based on our verification. This certificate is neither an assurance as to the future viability of the Company nor of the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For Chandrasekaran Associates
Company Secretaries

Dr. S. Chandrasekaran
Senior Partner
Date: April 29, 2020	Membership No. FCS No.: 1644
Place: Delhi	Certificate of Practice No.: 715
UDIN: F001644B000173992

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ANNEXURE IV

Independent Auditor’s Report on compliance with the conditions of Corporate Governance as per provisions of Chapter IV of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

The Members

Vedanta Limited

1st Floor, ‘C’ Wing

Unit 103, Corporate Avenue, Atul Projects

Chakala, Andheri (E), Mumbai

1.

The Corporate Governance Report prepared by Vedanta Limited (hereinafter the “Company”), contains details as specified in regulations 17 to 27, clauses (b) to (i) of sub-regulation (2) of regulation 46 and para C, D, and E of Schedule V of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“the Listing Regulations”) (‘Applicable criteria’) for the year ended March 31, 2020 as required by the Company for annual submission to the Stock exchange.

MANAGEMENT’S RESPONSIBILITY

2.

The preparation of the Corporate Governance Report is the responsibility of the Management of the Company including the preparation and maintenance of all relevant supporting records and documents. This responsibility also includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the Corporate Governance Report.

3.

The Management along with the Board of Directors are also responsible for ensuring that the Company complies with the conditions of Corporate Governance as stipulated in the Listing Regulations, issued by the Securities and Exchange Board of India.

AUDITOR’S RESPONSIBILITY

4.	Pursuant to the requirements of the Listing Regulations, our responsibility is to provide a reasonable assurance in the form of an opinion whether, the Company has complied with the conditions of Corporate Governance as specified in the Listing Regulations.

5.

We conducted our examination of the Corporate Governance Report in accordance with the Guidance Note on Reports or Certificates for Special Purposes and the Guidance Note on Certification of Corporate Governance, both issued by the Institute of Chartered Accountants of India (“ICAI”). The Guidance Note on Reports or Certificates for Special Purposes requires that we comply with the ethical requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India.

6.

We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

7.

The procedures selected depend on the auditor’s judgement, including the assessment of the risks associated in compliance of the Corporate Governance Report with the applicable criteria. Summary of procedures performed include:

i.	Read and understood the information prepared by the Company and included in its Corporate Governance Report;

ii.	Obtained and verified that the composition of the Board of Directors with respect to executive and non- executive directors has been met throughout the reporting period;

iii.	Obtained and read the Register of Directors as on March 31, 2020 and verified that atleast one independent woman director was on the Board of Directors throughout the year.

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iv.	Obtained and read the minutes of the following committee meetings/other meetings held during April 1, 2019 to March 31, 2020:

(a)	Board of Directors;

(b)	Audit Committee;

(c)	Annual General Meeting (AGM);

(d)	Nomination and Remuneration Committee;

(e)	Stakeholders Relationship Committee;

(f)	Corporate Social Responsibility Committee;

(g)	Risk Management Committee

v.	Obtained necessary declarations from the directors of the Company.

vi.	Obtained and read the policy adopted by the Company for related party transactions.

vii.

Obtained the schedule of related party transactions during the year and balances at the year end. Obtained and read the minutes of the audit committee meeting where in such related party transactions have been pre-approved by the audit committee.

viii.	Performed necessary inquiries with the management and also obtained necessary specific representations from management.

8.

The above-mentioned procedures include examining evidence supporting the particulars in the Corporate Governance Report on a test basis. Further, our scope of work under this report did not involve us performing audit tests for the purposes of expressing an opinion on the fairness or accuracy of any of the financial information or the financial statements of the Company taken as a whole.

OPINION

9.

Based on the procedures performed by us, as referred in paragraph 7 above, and according to the information and explanations given to us, we are of the opinion that the Company has complied with the conditions of Corporate Governance as specified in the Listing Regulations, as applicable for the year ended March 31, 2020, referred to in paragraph 1 above.

OTHER MATTERS AND RESTRICTION ON USE

10.	This report is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

11.

This report is addressed to and provided to the members of the Company solely for the purpose of enabling it to comply with its obligations under the Listing Regulations with reference to compliance with the relevant regulations of Corporate Governance and should not be used by any other person or for any other purpose.

Accordingly, we do not accept or assume any liability or any duty of care or for any other purpose or to any other party to whom it is shown or into whose hands it may come without our prior consent in writing. We have no responsibility to update this report for events and circumstances occurring after the date of this report.

For S.R. Batliboi & Co. LLP
Chartered Accountants
ICAI Firm Registration Number: 301003E/E300005

per Sudhir Soni
Partner
Place: Mumbai	Membership Number: 41870
Date: June 6, 2020	UDIN: 20041870AAAAAR9434

270    VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

INDEPENDENT AUDITOR’S REPORT

To the Members of Vedanta Limited

REPORT ON THE AUDIT OF THE STANDALONE IND AS FINANCIAL STATEMENTS

OPINION

We have audited the accompanying standalone Ind AS financial statements of Vedanta Limited (“the Company”), which comprise the Balance sheet as at March 31 2020, the Statement of Profit and Loss, including the statement of Other Comprehensive Income, the Cash Flow Statement and the Statement of Changes in Equity for the year then ended, and notes to the standalone Ind AS financial statements, including a summary of significant accounting policies and other explanatory information

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone Ind AS financial statements give the information required by the Companies Act, 2013, as amended (“the Act”) in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2020, its loss including other comprehensive income, its cash flows and the changes in equity for the year ended on that date.

BASIS FOR OPINION

We conducted our audit of the standalone Ind AS financial statements in accordance with the Standards on Auditing (SAs), as specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the ‘Auditor’s Responsibilities for the Audit of the Standalone Ind AS Financial Statements’ section of our report. We are independent of the Company in accordance with the ‘Code of Ethics’ issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the standalone Ind AS financial statements.

EMPHASIS OF MATTER

We draw attention to:

a) Note 3c(A)(viii) of the accompanying Ind AS financial statements which describes the uncertainty arising out of the demands that have been raised on the Company, with respect to government’s share of profit oil by the Director General of Hydrocarbons. Further, one of the pre-conditions for the extension of the Production Sharing Contract (PSC) for the Rajasthan oil block is the settlement of these demands. The Company, believes it is in compliance with the necessary conditions to secure an extension of this PSC, and based on the legal advice believes that the demands are untenable and hence no provision is required in respect of these demands.

b) Note 3c(A)(i) of the accompanying Ind AS financial statements which, describes the uncertainties related to Covid-19 and its consequential effects on the affairs of the Group.

Our opinion is not modified in respect of the above matters.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the standalone Ind AS financial statements for the financial year ended March 31, 2020. These matters were addressed in the context of our audit of the standalone Ind AS financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have determined the matters described below to be the key audit matters to be communicated in our report. We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the standalone Ind AS financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the standalone Ind AS financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying standalone Ind AS financial statements.

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Independent Auditor’s Report continued

Key audit matters	How our audit addressed the key audit matter
Recoverability of carrying value of property plant and equipment, capital work in progress, exploration intangible assets under development and investments being carried at cost (as described in notes 3a(F),3c(A)(iii), (iv),(vii) & (x), 5, 6A and 31 of the standalone Ind AS financial statements)

As at March 31, 2020, the Company had significant amounts of property, plant and equipment, capital work in progress, exploration intangible assets under development and investments being carried at cost. We focused our efforts on the Cash Generating Units (“CGUs”) of (a) Tuticorin within the copper segment; (b) Krishna Godavri block and the Rajasthan block within the oil & gas segment; and (c) assets in the aluminum segment and investment in subsidiaries holding such assets; as they had impairment indicators.

Recoverability of property plant and equipment, capital work in progress, exploration intangible assets and investment being carried at cost has been identified as a key audit matter due to:

•   The significance of the carrying value of assets being assessed.

•   Reduction in market prices of oil prices and metal and future uncertainty caused due to Covid-19.

•   The withdrawal of the Company’s license to operate the copper plant and conditional renewal of the production sharing contract for Rajasthan oil block.

•   The size of impairment charges.

•   Some of the items of capital work in progress in the aluminum segment have been outstanding since long.

•   The fact that the assessment of the recoverable amount of the Company’s CGUs and investments involves significant judgements about the future cash flow forecasts and the discount rate that is applied.

The key judgements and estimates centered on the likely outcome of the litigations, demands raised by the government, cash flow forecasts, prices and discount rate assumptions. Details of impairment charge amounting to ₹ 12,335 Crore recognised are given in note 31 of the accompanying financial statements.

Our audit procedures included the following:

•   Assessed through an analysis of internal and external factors impacting the Company, whether there were any indicators of impairment in line with Ind AS 36.

•   Assessed the existence and usability, through examination of third-party certificate, of aged capital work in progress (‘CWIP’) in the aluminum segment. Vouched expenses capitalized to CWIP on a sample basis.

•   Specifically, in relation to the CGUs where impairment indicators were identified, obtained and evaluated the valuation models used to determine the recoverable amount by assessing the key assumptions used by the management including:

-   Considering forecasted volumes in relation to asset development plans.

-   Assessing management’s forecasting accuracy by comparing prior year forecasts to actual results and assessing the potential impact of any variances.

-   Corroborating the sales price assumptions used in the models against analyst consensus and assessing the reasonableness of costs.

-   Testing the weighted average cost of capital used to discount the impairment models.

-   Testing the integrity of the models together with their clerical accuracy.

-   Assessed the implications of withdrawal of Company’s license to operate the copper plants. Inspected the external legal opinions in respect of the merits of the case and assessed management’s position through discussions with the legal counsel to determine the basis of their conclusion.

-   Assessed the implications and likelihood of the possible outcome of the conditions precedent to the extension of the Rajasthan oil block and management’s analysis of the same, including an assessment of how a market participant would react to the same.

-   Engaged valuation experts to assist in performance of the above procedures.

•   Assessed the competence and objectivity of the Company’s experts and experts engaged by us, to satisfy ourselves that these parties are suitable in their roles.

•   Assessed the disclosures made by the Company in this regard.

272    VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

Key audit matters	How our audit addressed the key audit matter
Evaluation of Going Concern assumption of accounting (as described in note 3c(A)(xi) of the standalone Ind AS financial statements)

The evaluation of the appropriateness of adoption of going concern assumption for preparation of these financial statements performed by the management of the Company is identified as a key audit matter because as at March 31, 2020, the Company had net current liabilities of ₹ 25,069 Crore.

The Company has prepared future cash flow forecasts which involves judgement and estimation of key variables and market conditions including future economic conditions on account of prevailing global pandemic COVID-19 and the uncertainty around the extension of the PSC of the Rajasthan oil and gas block.

The Company is confident that the net cash inflows from operating activities in conjunction with the available line of credit and normal cyclical nature of working capital receipts and payment will provide sufficient liquidity to meet its financial obligation as the fall due for the following twelve months. Hence, these financial statements have been prepared adopting the going concern assumption

Our procedures in relation to evaluation of going concern included the following:

•   Obtained an understanding of the process followed by the management and tested the internal controls over the liquidity assessment, compliance with the debt covenants and preparation of the cash flow forecast, and validation of the assumptions and inputs used in the model to estimate the future cash flows.

•   Tested the inputs and assumptions used by the management in the cash flow forecast against historical performance, budgets, economic and industry indicators, publicly available information, the Company’s strategic plans and benchmarking of key market related conditions.

•   Assessing the key assumptions including those pertaining to revenue and the timing of significant payments in the cash flow forecast.

•   Performed sensitivity analysis on key assumptions like input prices and selling prices to determine their impact on the projections of future cash flows and also on any possible cash outgo for securing the extension of the Rajasthan oil and gas block.

•   Compared the details of the company’s long-term credit facilities to the supporting documentation.

•   Assessed the disclosures made by the Company in this regard.

Revenue recognition (as described in notes 3a(A),) 3c(B)(ii) and 26A of the standalone Ind AS financial statements)

For the year ended March 31, 2020 the Company has recognized revenue from operations of ₹ 35,417 Crore. Revenue recognition has been recognized as a key audit matter due to diverse and complex revenue streams across the Company.

We have identified following key areas for consideration:

•   Complexity associated with the determination of items which are cost recoverable within the Oil & Gas segment.

•   The variety of terms in the copper, iron ore and aluminum segments that define when control is transferred to the customer.

•   Restrictions had been put in place for movement of goods close to the year-end due to the outbreak of Covid-19 pandemic. This gives rise to the risk that revenue may not have been recognised in the correct period.

Our audit procedures included the following:

•   Our audit procedures included the evaluation of the Company’s revenue recognition accounting policies and assessing compliance with the policies in terms of Ind AS 115.

•   Performed walkthroughs and test of controls, assisted by IT specialists, of the revenue recognition processes and assessed the design and operating effectiveness of key controls.

•   Inspected the terms of production sharing contracts in the Oil and Gas segment and tested the items considered for cost recovery. Also, inspected external legal opinions (where considered necessary) to evaluate the merits of the claims made by the Company in computing its own share of revenue. We also assessed the disclosures made by the Company relating to calculation of profit petroleum and revenue from joint operation partners within the Oil and Gas segment.

•   Inspected the production sharing contracts and communications from the government and independent legal opinion for revenue recognized on account of recovery of past oil and gas exploration costs. Assessed the management judgement and supporting documents around timing of recovery of such costs.

•   Obtained from the management the details of goods that were dispatched after restrictions were imposed on movement of goods and agreed the same to the underlying documents.

•   Selected a sample of sales, in the copper, iron ore and aluminum segments, made pre and post year end, agreeing the date of revenue recognition to third party support, such as bills of lading, to confirm sales are recognized according to contract conditions.

•   Examined invoice samples with various shipping terms to test whether revenue has been recognized correctly.

•   Assessed the disclosures made by the Company

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Independent Auditor’s Report continued

Key audit matters	How our audit addressed the key audit matter
Recoverability of disputed trade receivables in power segment (as described in notes 3c(B)(ii) and 7 of the standalone Ind AS financial statements)

As of March 31, 2020, the value of disputed receivables in the power segment aggregated to ₹ 1,349 Crore.

Due to disagreements over the quantification or timing of the receivable, the recovery of receivables from GRIDCO are subject to increased risk. Some of these balances are also subject to litigation. The risk is specifically related to receivables from GRIDCO. These receivables include long outstanding balances as well and are also subject to counter party credit risk.

Our audit procedures included the following:

•   Examined the underlying power purchase agreements.

•   Examined the relevant state regulatory commission, appellate tribunal and court rulings.

•   Examined external legal opinions in respect of the merits of the case and assessed management’s position through discussions with the management’s in-house legal team to determine the basis of their conclusion.

•   Examined management’s assessment of recoverability of receivables.

•   Sought external lawyer confirmation from Legal Counsel representing the Company in these cases.

•   Assessed the competence and objectivity of the Company’s experts, to satisfy ourselves that these parties are suitable in their roles.

•   Assessed the disclosures made by the Company in this regard.

Claims and exposures relating to taxation and litigation (as described in notes 3a(O), 3c(B)(i) and 35 of the standalone Ind AS financial statements)

The Company is subject to a large number of tax and legal disputes, including audit objections in the oil and gas segment, which have been disclosed / provided for in the financial statements based on the facts and circumstances of each case.

Taxation and litigation exposures have been identified as a key audit matter due to the complexities involved in these matters, timescales involved for resolution and the potential financial impact of these on the financial statements. Further, significant management judgement is involved in assessing the exposure of each case and thus a risk that such cases may not be adequately provided for or disclosed.

Our audit procedures included the following: -

•   Gained an understanding of the process of identification of claims, litigations and contingent liabilities and identified key controls in the process. For selected controls we have performed tests of controls.

•   Obtained the summary of Company’s legal and tax cases and assessed management’s position through discussions with the Legal Counsel, Head of Tax and operational management, on both the probability of success in significant cases, and the magnitude of any potential loss.

•   Examined external legal opinions (where considered necessary) and other evidence to corroborate management’s assessment of the risk profile in respect of legal claims.

•   Engaged tax specialists to technically appraise the tax positions taken by management with respect to local tax issues.

•   Assessed whether management assessment of similar cases is consistent across the divisions or that differences in positions are adequately justified.

•   Assessed the relevant disclosures made within the financial statements to address whether they reflect the facts and circumstances of the respective tax and legal exposures and the requirements of relevant accounting standards.

•   Assessed the competence and objectivity of the Company’s experts, to satisfy ourselves that these parties are suitable in their roles.

274    VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

Key audit matters	How our audit addressed the key audit matter
Recoverability of unutilized Minimum Alternate Tax (MAT) credits included under deferred tax assets (as described in notes 3a(L),3c(A)(vi) and 32 of the standalone Ind AS financial statements)

Deferred tax assets as at March 31, 2020 includes MAT credits of ₹ 3,600 Crore relating to the Company which is available for utilization against future tax liabilities. The same are expected to be utilized during the last two years of the stipulated fifteen year carry forward period from the year in which, the same arose. The analysis of the recoverability of such deferred tax assets has been identified as a key audit matter because the assessment process involves judgement regarding the future profitability and the likelihood of the realization of these assets, in particular whether there will be taxable profits in future periods that support the recognition of these assets. This requires assumptions regarding future profitability, which is inherently uncertain. Accordingly, the same is considered as a key audit matter.

Our audit procedures included the following:

•   Gained an understanding of the process and identified key controls in the process. For selected controls we have performed tests of controls.

•   Obtained and analysed the future projections of taxable profits estimated by management, assessing the key assumptions used, including the analysis of the consistency of the actual results obtained by the various segments with those projected in the previous year. We further obtained evidence of the approval of the budgeted results included in the current year’s projections, and the reasonableness of the future cash flow projections and the consistency of those projections with those used in other areas of estimation such as those used for assessing the recoverability of assets.

•   Tested the completeness and accuracy of the MAT credits recognized as deferred tax assets.

•   Assessed the disclosures made by the management in this regard.

Recoverability of advance given to Konkola Copper Mines (‘KCM’) (as described in notes 31(c) and 36 of the standalone Ind AS financial statements)

As of March 31, 2020, the Company had given an advance equivalent to ₹ 158 Crore to Konkola Copper Mines (KCM), Zambia, for the supplies of raw material. KCM has not supplied the material during the contracted period Judgment is involved in assessing the recoverability of advance on account of below reasons:

•   The Company’s parent company has lost control over KCM and a provisional liquidator has been appointed for running the operations.

•   The provisional liquidator is not responding to the communications sent by the Company regarding these advances.

Accordingly, recoverability of the aforesaid advance is considered as a key audit matter.

Our audit procedures included the following:

•   Examined the agreements as per which these advances were given by the Company to KCM and verified its terms and conditions

•   Examined the various communication made by Company with provisional liquidator with regard to these advances.

•   Assessed management’s position through discussions with the management’s in-house legal team to determine the basis of their conclusion.

•   Examined the legal opinion obtained by the Company and also the valuation report for KCM, obtained by the Company’s parent company and communications received from the parent company in this regard.

•   Assessed the disclosures and provisions made by the Company in this regard.

We have determined that there are no other key audit matters to communicate in our report.

INFORMATION OTHER THAN THE FINANCIAL STATEMENTS AND AUDITOR’S REPORT THEREON

The Company’s Board of Directors is responsible for the other information. The other information comprises the information included in the Annual report, but does not include the standalone Ind AS financial statements and our auditor’s report thereon.

Our opinion on the standalone Ind AS financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the standalone Ind AS financial statements, our responsibility is to read the other information and, in doing so, consider whether such other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF MANAGEMENT FOR THE STANDALONE IND AS FINANCIAL STATEMENTS

The Company’s Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation of these standalone Ind AS financial statements that give a true and fair view of the financial position, financial performance including other comprehensive income, cash flows and changes in equity of the Company in accordance with the accounting principles generally accepted in India, including the Indian Accounting Standards (Ind AS) specified under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone Ind AS financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

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Independent Auditor’s Report continued

In preparing the standalone Ind AS financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are also responsible for overseeing the Company’s financial reporting process.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE STANDALONE IND AS FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the standalone Ind AS financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone Ind AS financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the standalone Ind AS financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the standalone Ind AS financial statements, including the disclosures, and whether the standalone Ind AS financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the standalone Ind AS financial statements for the financial year ended March 31, 2020 and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

OTHER MATTER

We did not audit the financial statements and other financial information, in respect of an unincorporated joint venture not operated by the Company, whose Ind AS financial statements include total assets of ₹ 154 Crore as at March 31, 2020. The Ind AS financial statements and other financial information of the said unincorporated joint venture not operated by the Company have not been audited and such unaudited financial statements and other unaudited financial information have been furnished to us by the management and our report on the Ind AS financial statements of the Company, in so far as it relates to the amounts and disclosures included in respect of the said unincorporated joint venture, is based solely on such unaudited information furnished to us by the management. Our opinion is not modified in respect of this matter.

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REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

1.

As required by the Companies (Auditor’s Report) Order, 2016 (“the Order”), issued by the Central Government of India in terms of sub-section (11) of section 143 of the Act, we give in the “Annexure 1” a statement on the matters specified in paragraphs 3 and 4 of the Order.

2.	As required by Section 143(3) of the Act, we report that:

(a)	We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b)	In our opinion, proper books of accounts as required by law have been kept by the Company so far as it appears from our examination of those books

(c)

The Balance Sheet, the Statement of Profit and Loss including the Statement of Other Comprehensive Income, the Cash Flow Statement and Statement of Changes in Equity dealt with by this Report are in agreement with the books of account

(d)

In our opinion, the aforesaid standalone Ind AS financial statements comply with the Accounting Standards specified under Section 133 of the Act, read with Companies (Indian Accounting Standards) Rules, 2015, as amended;

(e)

On the basis of the written representations received from the directors as on March 31, 2020 taken on record by the Board of Directors, none of the directors is disqualified as on March 31, 2020 from being appointed as a director in terms of Section 164 (2) of the Act;

(f)

With respect to the adequacy of the internal financial controls over financial reporting of the Company with reference to these standalone Ind AS financial statements and the operating effectiveness of such controls, refer to our separate Report in “Annexure 2” to this report;

(g)

In our opinion, the managerial remuneration for the year ended March 31, 2020 has been paid/ provided by the Company to its directors in accordance with the provisions of section 197 read with Schedule V to the Act. As indicated in note 36 of the accompanying standalone Ind AS financial statements, the Company proposes to seek the approval of its shareholders at the ensuing annual general meeting for remuneration paid to one of its whole-time directors;

(h)

With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended in our opinion and to the best of our information and according to the explanations given to us:

i.

The Company has disclosed the impact of pending litigations on its financial position in its standalone Ind AS financial statements – Refer Note 35 and 3c(A)(viii) to the standalone Ind AS financial statements;

ii.	The Company did not have any material foreseeable losses in long-term contracts including derivative contracts during the year ended March 31, 2020;

iii.	There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company.

For S.R. Batliboi & Co. LLP
Chartered Accountants
ICAI Firm Registration Number: 301003E/E300005

per Sudhir Soni
Place: Mumbai	Partner
Date: June 06, 2020	Membership Number: 41870
UDIN: 20041870AAAAAP3193

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Independent Auditor’s Report continued

ANNEXURE 1 REFERRED TO IN PARAGRAPH 1 UNDER THE HEADING “REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS” OF OUR REPORT OF EVEN DATE

Re: Vedanta Limited (‘the Company’)

(i) (a)	The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b)

All fixed assets have not been physically verified by the management during the year but there is a regular programme of verification in our opinion is reasonable having regard to the size of the Company and the nature of its assets except for fixed assets aggregating to ₹ 1,473 Crore at Tuticorin plant where due to suspension of operations (refer note 3(c)(A)(vii)). management has been unable to perform physical verification which was due in current year. No material discrepancies were noticed wherever such verification was performed.

(c)

According to the information and explanations given by the management, the title deeds of immovable properties included in fixed assets are held in the name of the Company except for the title deeds of immovable properties in oil and gas blocks, jointly owned with other joint venture partners, which are held in the name of the licensee of the block. The written down value of such immovable properties in the accompanying financial statement aggregates to ₹ 60 Crore.

(ii)

The management has conducted physical verification of inventories at reasonable intervals during the year except for inventories aggregating of ₹ 517 Crore lying at Tuticorin plant which is under suspension (refer note 3 (c)(A)(vii)). No material discrepancies were noticed on physical verification of inventories, wherever such verifications were carried out. Inventories lying with third parties have been confirmed by them as at March 31, 2020 and no material discrepancies were noticed in respect of such confirmations.

(iii) (a)

The Company has granted loans to 7 companies covered in the register maintained under section 189 of the Act. In our opinion and according to the information and explanations given to us, the terms and conditions of the grant of such loans are not prejudicial to the Company’s interest.

(b)

The Company has granted loans that are either repayable on demand or have a schedule for repayment of interest and principal, to companies covered in the register maintained under section 189 of the Act. We are informed that (a) repayment of loan was received as and when the demands were raised, during the year; and (b) loans which had a schedule for repayment were not due during the current year; and thus, there has been no default on the part of the parties to whom the monies have been lent. The payment of interest has been regular in all cases.

(c)	There is no amounts of loans granted to companies listed in the register maintained under section 189 of the Act which are overdue for more than ninety days.

(iv)

In our opinion and according to the information and explanations given to us, provisions of sections 185 and 186 of the Act in respect of loans to directors including entities in which they are interested and in respect of loans and advances given, investments made and guarantees given have been complied with by the Company. The Company has not granted any security in terms of sections 185 and 186 of the Act.

(v)

In our opinion and according to information and explanations given to us, the Company has not accepted any deposit from the public during the year. In respect of unclaimed deposits, the Company has complied with the provisions of sections 73 to 76 of the Act and the Companies (Acceptance of Deposits) Rules, 2014 (as amended).

(vi)

We have broadly reviewed the books of account maintained by the Company pursuant to the rules made by the Central Government for the maintenance of cost records under section 148(1) of the Act, related to the manufacture of goods and generation of electricity, and are of the opinion that prima facie, the specified accounts and records have been made and maintained. We have not, however, made a detailed examination of the same.

(vii) (a)

The Company is generally regular in depositing with appropriate authorities undisputed statutory dues including provident fund, employees’ state insurance, income-tax, duty of custom, sales tax, value added tax, goods and service tax, cess and other statutory dues applicable to it, except for in case of payment of electricity duty where there have been significant delays. The provisions relating to excise duty and service tax are not applicable to the Company.

(b)

According to the information and explanations given to us, no undisputed amounts payable in respect of provident fund, employees’ state insurance, income-tax, sales tax, value added tax, duty of custom, goods and service tax, cess and other statutory dues were outstanding, at the year end, for a period of more than six months from the date they became payable. The provisions relating to excise duty and service tax are not applicable to the Company.

(c)	According to the records of the Company, the dues of income-tax, sales-tax, service tax, customs duty, excise duty and value added tax on account of any dispute, are as follows:

278    VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

Name of the Statute	Nature of the dues	Platform	Period to Which amount relates	Amount (In ₹ Crore)*
Central Excise Act, 1944	Education cess and secondary higher education cess on Oil cess demand	CESTAT/Supreme Court	2003-04, December 2013 to February 2015	49.49
Central Excise Act, 1944	Excise Duty	Assistant Commissioner	2013-14 to 2017-18	0.07
Central Excise Act, 1944	Excise Duty	CESTAT	1997-98 to 2012-13, 2014-15, 2016	132.16
Central Excise Act, 1944	Excise Duty	Commissioner	1997-2013	23.41
Central Excise Act, 1944	Excise Duty	Commissioner Appeals	October 2013 to July 2014, 2015-16	0.71
Central Excise Act, 1944	Excise Duty	High Court	2000-2006, 2017-18	98.29
Central Excise Act, 1944	Excise Duty	Additional Commissioner	November 07 to July 08	0.40
Central Sales Tax 1956	Sales Tax	Additional Commissioner	2004-13, FY 2013-14 to FY 2019-20	15.62
Central Sales Tax 1956	Sales Tax	High Court	1998-1999, 2009-10, 2010-11, 2012-13, 2016-17	21.43
Central Sales Tax 1956	Sales Tax	Joint Commissioner	2018-19	0.83
Central Sales Tax 1956	Sales Tax	Tribunal	2009-10	0.45
Customs Act, 1962	Customs Duty	CESTAT	2004-05 to 2013-14, 2016-17 to 2018-19	40.13
Customs Act, 1962	Customs Duty	Commissioner	2004-05 to 2009-10 and 2012-13 to 2013- 14 and 2016-17 and 2019-20	19.06
Customs Act, 1962	Customs Duty	Commissioner Appeals	2012-13, 2014-15	8.86
Customs Act, 1962	Customs Duty	Deputy Commissioner	2012-13	7.99
Customs Act, 1962	Customs Duty	High Court	2005-06 to 2006-07	12.26
Customs Act, 1962	Customs Duty	Supreme Court	1996-97, 2005-10, 2015	0.18
Customs Act, 1962	Customs Duty	Assistant Commissioner	2015-16, 2017-18, 2018-19	110.83
Finance Act,1994	Service Tax	Additional Commissioner	2009-10	0.10
Finance Act,1994	Service Tax	Assistant Commissioner	FY 2015-2016, FY 2016-2017	27.84
Finance Act,1994	Service Tax	CESTAT	2004-05 to 2015- 2016	198.46
Finance Act,1994	Service Tax	Commissioner	2014-15, 2016-17 to 2017-18	5.83
Finance Act,1994	Service Tax	Commissioner Appeals	2010-11, 2012-13 to 2015-16	1.85
Finance Act,1994	Service Tax	High Court	2006-07, 2007-08, 2016-17	23.82
Finance Act,1994	Service Tax	Joint Commissioner	2007-13	4.33
The Goods and Service tax, 2017	GST	CESTAT	2018-19	0.18
Income tax Act, 1961	Income Tax	Assessing Officer	1999-00, 2008-09, 2009-10	30.35
Income tax Act, 1961	Income Tax	CIT Appeals	2006-07 to 2013-14	556.67
Income tax Act, 1961	Income Tax	High Court	2006-07 to 2013-14	1,889.34
Income tax Act, 1961	Income Tax	Income Tax Appellate Tribunal	2002-03, 2004-05 to 2009-10, 2011-12, 2013-14, 2014-15	1,441.24
Income tax Act, 1961	Witholding Tax demand	Income Tax Appellate Tribunal	2006-07	18,773.89
Sales Tax	Sales Tax	Joint Commissioner	2014-15 and 2015-16	0.12
Sales Tax	Sales Tax	Commissioner	2007-08 to 2014-15	19.52
Sales Tax	Sales Tax	High Court	1998-99 to 2016-17	319.82
Sales Tax	Sales Tax	Additional Commissioner	2014-15	5.64
Sales Tax	Sales Tax	Deputy Commissioner	2012 to 2015	0.11
Sales Tax	Sales Tax	Tribunal	2008-12	1.40

*	Net of amounts paid under protest/ adjusted against refunds.

(viii)

In our opinion and according to the information and explanations given by the management, the Company has not defaulted in repayment of loans or borrowing to bank or government or dues to debenture holders, based on the revised repayment schedules, for some such loans, which has been drawn after taking effects of the moratorium granted by the banks and availed by the Company, in view of the Covid-19 pandemic. The Company did not have any outstanding dues to financial institutions.

(ix)

In our opinion and according to the information and explanations given by the management, the Company has utilized the monies raised by way of debt instruments in the nature of debentures and term loans for the purposes for which they were raised. According to the information and explanations given to us, the Company has not raised monies by way of initial public offer or further public offer.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    279

Independent Auditor’s Report continued

(x)

Based upon the audit procedures performed for the purpose of reporting the true and fair view of the financial statements and according to the information and explanations given by the management, we report that no fraud by the Company or no material fraud on the Company by the officers and employees of the Company has been noticed or reported during the year.

(xi)

According to the information and explanations given by the management, the managerial remuneration has been paid / provided in accordance with the requisite approvals mandated by the provisions of section 197 read with Schedule V to the Act. As indicated in note 36 of the accompanying standalone Ind AS financial statements, the Company proposes to seek the approval of its shareholders at the ensuing annual general meeting for remuneration paid to one of its whole-time directors.

(xii)	In our opinion, the Company is not a Nidhi Company. Therefore, the provisions of clause 3(xii) of the Order are not applicable to the Company and hence not commented upon.

(xiii)	According to the information and explanations given by the management, transactions with the related parties are in compliance with sections 177 and 188 of the Act where applicable and the details have been disclosed in the notes to the financial statements, as required by the applicable accounting standards.

(xiv)

According to the information and explanations given to us and on an overall examination of the balance sheet, the Company has not made any preferential allotment or private placement of shares or fully or partly convertible debentures during the year under review and hence, reporting requirements under clause 3(xiv) of the Order are not applicable to the Company and hence not commented upon.

(xv)

According to the information and explanations given by the management, the Company has not entered into any non-cash transactions with directors or persons connected with them as referred to in section 192 of the Act.

(xvi)	According to the information and explanations given to us, the provisions of section 45-IA of the Reserve Bank of India Act, 1934 are not applicable to the Company.

For S.R. Batliboi & Co. LLP
Chartered Accountants
ICAI Firm Registration Number: 301003E/E300005

per Sudhir Soni
Partner
Place: Mumbai	Membership Number: 41870
Date: June 06, 2020	UDIN: 20041870AAAAAP3193

ANNEXURE 2 TO THE INDEPENDENT AUDITOR’S REPORT OF EVEN DATE ON THE IND AS STANDALONE FINANCIAL STATEMENTS OF VEDANTA LIMTED

Report on the Internal Financial Controls under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 (“the Act”)

We have audited the internal financial controls over financial reporting of Vedanta Limited (“the Company”) as of March 31, 2020 in conjunction with our audit of the standalone Ind AS financial statements of the Company for the year ended on that date.

MANAGEMENT’S RESPONSIBILITY FOR INTERNAL FINANCIAL CONTROLS

The Company’s Management is responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Committee of Sponsoring Organisations of the Treadway Commission (2013 Framework) (“COSO 2013 Criteria”). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the Company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on the Company’s internal financial controls over financial reporting with reference to these standalone financial statements based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the “Guidance Note”) and the Standards on Auditing as specified under section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls and, both issued by the Institute of Chartered Accountants of India. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting with reference to these standalone financial statements was established and maintained and if such controls operated effectively in all material respects.

280    VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls over financial reporting with reference to these standalone financial statements and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting with reference to these standalone financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls over financial reporting with reference to these standalone financial statements.

MEANING OF INTERNAL FINANCIAL CONTROLS OVER FINANCIAL REPORTING WITH REFERENCE TO THESE FINANCIAL STATEMENTS

A company’s internal financial control over financial reporting with reference to these standalone financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal financial control over financial reporting with reference to these standalone financial statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

INHERENT LIMITATIONS OF INTERNAL FINANCIAL CONTROLS OVER FINANCIAL REPORTING WITH REFERENCE TO THESE STANDALONE FINANCIAL STATEMENTS

Because of the inherent limitations of internal financial controls over financial reporting with reference to these standalone financial statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting with reference to these standalone financial statements to future periods are subject to the risk that the internal financial control over financial reporting with reference to these standalone financial statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

OPINION

In our opinion, the Company has, in all material respects, adequate internal financial controls over financial reporting with reference to these standalone financial statements and such internal financial controls over financial reporting with reference to these standalone financial statements were operating effectively as at March 31, 2020 based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in COSO 2013 criteria.

For S.R. Batliboi & Co. LLP
Chartered Accountants
ICAI Firm Registration Number: 301003E/E300005

per Sudhir Soni
Partner
Place: Mumbai	Membership Number: 41870
Date: June 06, 2020	UDIN: 20041870AAAAAP3193

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    281

STANDALONE

BALANCE SHEET

as at March 31, 2020

			(₹ in Crore)
Particulars	Note	As at March 31, 2020	As at March 31, 2019
ASSETS
Non-current assets
Property, Plant and Equipment	5	37,087	40,972
Capital work-in-progress	5	11,027	14,148
Intangible assets	5	31	34
Exploration intangible assets under development	5	1,059	1,583
Financial assets
Investments	6A	60,787	64,204
Trade receivables	7	1,346	1,248
Loans	8	183	197
Derivatives	20	3	—
Others	9	1,673	619
Deferred tax assets (net)	32	3,464	3
Income tax assets (net)	32	1,682	2,175
Other non-current assets	10	2,272	3,027

Total non-current assets		120,614	128,210

Current assets
Inventories	11	5,689	7,657
Financial assets
Investments	6B	2,118	4,378
Trade receivables	7	832	1,966
Cash and cash equivalents	12	1,846	3,209
Other bank balances	13	347	682
Loans	8	1,596	118
Derivatives	20	548	46
Others	9	3,826	2,630
Other current assets	10	2,034	1,971

Total current assets		18,836	22,657

Total Assets		139,450	150,867

EQUITY AND LIABILITIES
Equity
Equity Share Capital	14	372	372
Other Equity	15	69,523	77,508

Total Equity		69,895	77,880

Liabilities
Non-current liabilities
Financial liabilities
Borrowings	17A	21,629	20,521
Derivatives	20	9	—
Other financial liabilities	19	288	281
Provisions	22	1,185	988
Other non-current liabilities	21	2,539	2,468

Total non-current liabilities		25,650	24,258

Current Liabilities
Financial liabilities
Borrowings	17B	10,819	17,180
Trade payables	18
(a) Total outstanding dues of micro, small and medium enterprises		182	59
(b) Total outstanding dues of creditors other than micro, small and medium enterprises		10,457	11,203
Derivatives	20	38	343
Other financial liabilities	19	14,861	11,483
Provisions	22	95	140
Income tax liabilities (net)		46	46
Other current liabilities	21	7,407	8,275

Total current liabilities		43,905	48,729

Total Equity and Liabilities		139,450	150,867

See accompanying notes to the financial statements

As per our report of even date	For and on behalf of the Board of Directors

For S.R. Batliboi & Co. LLP	Anil Agarwal	Sunil Duggal
Chartered Accountants	Non-Executive Chairman	Interim Chief Executive Officer
ICAI Firm Registration No. 301003E/E300005	DIN 00010883	PAN AAMPD1109M

per Sudhir Soni	GR Arun Kumar	Prerna Halwasiya
Partner	Whole-Time Director and	Company Secretary
Membership No: 41870 Place: Mumbai Date: June 06, 2020	Chief Financial Officer DIN 01874769	ICSI Membership No. A20856

282    VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

STANDALONE

STATEMENT OF PROFIT AND LOSS

for the year ended March 31, 2020

		(₹ in Crore except otherwise stated)
Particulars	Note	Year ended March 31, 2020	Year ended March 31, 2019
Revenue from operations	26A	35,417	38,098
Other operating income	26B	441	546
Other income	27	2,870	6,152

Total Income		38,728	44,796

Expenses:
Cost of materials consumed		12,493	15,508
Purchases of stock-in-trade		227	505
Changes in inventories of finished goods, work-in-progress and stock-in-trade	28	1,430	307
Power and fuel charges		7,728	9,179
Employee benefits expense	24	765	862
Finance costs	29	3,328	3,757
Depreciation, depletion and amortisation expense	5	3,264	3,243
Other expenses	30	7,388	6,812

Total expenses		36,623	40,173

Profit before exceptional items and tax		2,105	4,623
Net exceptional (loss)/ gain	31	(12,568)	324

(Loss)/Profit before tax		(10,463)	4,947

Tax (benefit)/expense:	32
On other than exceptional items
Net current tax expense		4	5
Net deferred tax benefit		(592)	(245)
On exceptional items
Net deferred tax (benefit)/expense		(3,143)	112

Net tax benefit		(3,731)	(128)

Net (Loss)/Profit for the year (A)		(6,732)	5,075

Other Comprehensive Income
Items that will not be reclassified to profit or loss
Re-measurements loss of defined benefit plans		(11)	(4)
Tax credit		4	1
Loss on FVOCI equity investment		(74)	(45)

		(81)	(48)

Items that will be reclassified to profit or loss
Net gain on cash flow hedges recognised during the year		82	78
Tax expense		(28)	(27)
Net gain on cash flow hedges recycled to statement of profit and loss		(33)	(183)
Tax credit		11	64
Exchange differences on translation		374	520
Tax credit		59	13

		465	465

Total Other Comprehensive Income for the year (B)		384	417

Total Comprehensive (Loss)/ Income for the year (A+B)		(6,348)	5,492

(Loss)/ Earnings per share (in ₹)
- Basic & Diluted	33	(18.10)	13.65

See accompanying notes to the financial statements

As per our report of even date	For and on behalf of the Board of Directors

For S.R. Batliboi & Co. LLP	Anil Agarwal	Sunil Duggal
Chartered Accountants	Non-Executive Chairman	Interim Chief Executive Officer
ICAI Firm Registration No. 301003E/E300005	DIN 00010883	PAN AAMPD1109M

per Sudhir Soni	GR Arun Kumar	Prerna Halwasiya
Partner	Whole-Time Director and	Company Secretary
Membership No: 41870 Place: Mumbai Date: June 06, 2020	Chief Financial Officer DIN 01874769	ICSI Membership No. A20856

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    283

STANDALONE

STATEMENT OF CASH FLOWS

for the year ended March 31, 2020

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Cash flows from operating activities
(Loss)/ Profit before taxation	(10,463)	4,947
Adjustments for:
Depreciation, depletion and amortisation	3,321	3,271
Impairment charge/(reversal)	12,335	(265)
Other exceptional items	233	(59)
Provision for doubtful debts/ advance/ bad debts written off	68	—
Exploration costs written off	1	48
Fair Value gain on financial assets held at fair value through profit or loss	(152)	(96)
Loss on sale of property, plant and equipment (net)	77	76
Foreign exchange loss (net)	123	71
Unwinding of discount on decommissioning liability	31	30
Share based payment expense	40	51
Interest and dividend Income	(2,597)	(5,947)
Interest expenses	3,297	3,727
Deferred government grant	(74)	(72)
Changes in assets and liabilities
Increase in trade and other receivables	(857)	(1,697)
Decrease in inventories	2,088	490
Decrease/increase in trade and other payable	(791)	2,819

Cash generated from operations	6,680	7,394
Income taxes refund (net)	518	305

Net cash generated from operating activities	7,198	7,699

Cash flows from investing activities
Consideration paid for business acquisition (net of cash and cash equivalents acquired)	(33)	(1,770)
Purchases of property, plant and equipment (including intangibles)	(2,161)	(2,498)
Proceeds from sale of property, plant and equipment	35	60
Loans given to related parties	(2,870)	(380)
Loans repaid by related parties	1,403	30
Short-term deposits made	(913)	(1,068)
Proceeds from redemption of short-term deposits	547	840
Short-term investments made	(34,231)	(25,321)
Proceeds from sale of short-term investments	36,580	26,571
Interest received	404	370
Dividends received	2,142	7,147
Payment made to site restoration fund	(16)	(27)

Net cash from investing activities	887	3,954

Cash flows from financing activities
Repayment of short-term borrowings (net)	(7,663)	(1,833)
Proceeds from current borrowings	4,457	3,407
Repayment of current borrowings	(3,805)	(2,739)
Proceeds from long-term borrowings	7,636	10,270
Repayment of long-term borrowings	(4,681)	(7,658)
Interest paid	(3,790)	(4,042)
Payment of dividends to equity holders of the parent, including dividend distribution tax	(1,444)	(7,005)
Payment of lease liabilities	(159)	—

Net cash (used in) financing activities	(9,449)	(9,600)

Net (decrease)/increase in cash and cash equivalents	(1,364)	2,053
Cash and cash equivalents at the beginning of the year	3,284	1,231

Cash and cash equivalents at the end of the year (Refer Note 12)	1,920	3,284

Notes:

1.	The figures in bracket indicates outflow.
2.	The above cash flow has been prepared under the “Indirect Method” as set out in Indian Accounting Standard (Ind AS) 7-statement of cash flows

See accompanying notes to the financial statements

As per our report of even date	For and on behalf of the Board of Directors

For S.R. Batliboi & Co. LLP	Anil Agarwal	Sunil Duggal
Chartered Accountants	Non-Executive Chairman	Interim Chief Executive Officer
ICAI Firm Registration No. 301003E/E300005	DIN 00010883	PAN AAMPD1109M

per Sudhir Soni	GR Arun Kumar	Prerna Halwasiya
Partner	Whole-Time Director and	Company Secretary
Membership No: 41870	Chief Financial Officer	ICSI Membership No. A20856
Place: Mumbai	DIN 01874769
Date: June 06, 2020

284    VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

STANDALONE

STATEMENT OF CHANGES IN EQUITY

for the year ended March 31, 2020

A.	EQUITY SHARE CAPITAL

Equity shares of ₹ 1/- each issued, subscribed and fully paid up	Number of shares (in Crore)	Amount (₹ in Crore)
As at March 31, 2020 and March 31, 2019	372	372

B.	OTHER EQUITY

								(₹ in Crore)
	Reserves and Surplus			Items of Other comprehensive income
Particulars	Capital reserve	Securities premium reserve	Retained earnings	Other reserves (Refer below)	Equity instruments through OCI	Hedging reserve	Foreign currency translation reserve	Total other equity
Balance as at April 01, 2018	26,027	19,009	15,439	17,322	149	14	981	78,941

Profit for the year	—	—	5,075	—	—	—	—	5,075
Other comprehensive income for the year, net of tax	—	—	(3)	—	(45)	(68)	533	417

Total Comprehensive Income for the year	—	—	5,072	—	(45)	(68)	533	5,492

Transfer from debenture redemption reserve (net)	—	—	190	(190)	—	—	—	—
Recognition of share based payment	—	—	—	82	—	—	—	82
Stock options cancelled during the year	—	—	7	(7)	—	—	—	—
Exercise of stock options	—	—	1	(3)	—	—	—	(2)
Dividends including tax (Refer Note 34)	—	—	(7,005)	—	—	—	—	(7,005)

Balance as at March 31, 2019	26,027	19,009	13,704	17,204	104	(54)	1,514	77,508

Loss for the year	—	—	(6,732)	—	—	—	—	(6,732)
Other comprehensive income for the year, net of tax	—	—	(7)	—	(74)	32	433	384

Total Comprehensive (Loss)/Income for the year	—	—	(6,739)	—	(74)	32	433	(6,348)

Transfer from debenture redemption reserve (net)	—	—	180	(180)	—	—	—	—
Recognition of share based payment	—	—	—	75	—	—	—	75
Stock options cancelled during the year	—	—	52	(52)	—	—	—	—
Exercise of stock options	—	—	7	(23)	—	—	—	(16)
Dividends including tax (Refer Note 34)	—	—	(1,696)	—	—	—	—	(1,696)

Balance as at March 31, 2020	26,027	19,009	5,508	17,024	30	(22)	1,947	69,523

Other reserves comprise of:

							(₹ in Crore)
	Capital redemption reserve	Debenture redemption reserve	Preference share redemption reserve	Amalgamation reserve	General reserve	Share based payment reserve	Total
Balance as at April 01, 2018	38	1,430	77	3	15,597	177	17,322

Transfer to retained earnings	—	(190)	—	—	—	—	(190)
Redemption of preference share (Refer Note 15(c))	—	—	3,010	—	(3,010)	—	—
Recognition of share based payment	—	—	—	—	—	82	82
Stock options forfeited/expired during the year	—	—	—	—	—	(7)	(7)
Exercise of stock options	—	—	—	—	—	(3)	(3)

Balance as at March 31, 2019	38	1,240	3,087	3	12,587	249	17,204

Transfer to retained earnings	—	(180)	—	—	—	—	(180)
Recognition of share based payment	—	—	—	—	—	75	75
Stock options cancelled during the year	—	—	—	—	—	(52)	(52)
Exercise of stock options	—	—	—	—	—	(23)	(23)

Balance as at March 31, 2020	38	1,060	3,087	3	12,587	249	17,024

See accompanying notes to the financial statements

As per our report of even date	For and on behalf of the Board of Directors

For S.R. Batliboi & Co. LLP	Anil Agarwal	Sunil Duggal
Chartered Accountants	Non-Executive Chairman	Interim Chief Executive Officer
ICAI Firm Registration No. 301003E/E300005	DIN 00010883	PAN AAMPD1109M

per Sudhir Soni	GR Arun Kumar	Prerna Halwasiya
Partner	Whole-Time Director and	Company Secretary
Membership No: 41870	Chief Financial Officer DIN 01874769	ICSI Membership No. A20856
Place: Mumbai
Date: June 06, 2020

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    285

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

1.	COMPANY OVERVIEW:

Vedanta Limited (“the Company”) is a diversified natural resource company engaged in exploring, extracting and processing minerals and oil and gas. The Company engages in the exploration, production and sale of oil and gas, aluminium, copper, iron ore and power.

The Company was incorporated on September 8, 1975 under the laws of the Republic of India. The registered office of the Company is situated at 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400 092, Maharashtra. The Company’s shares are listed on National Stock Exchange and Bombay Stock Exchange in India. In June 2007, the Company completed its initial public offering of American Depositary Shares, or ADS, each representing four equity shares, and listed its ADSs on the New York Stock Exchange. In July 2009, the Company completed its follow-on offering of an additional 131,906,011 ADSs, each representing four equity shares, which are listed on the New York Stock Exchange.

The Company is majority owned by Twin Star Holdings Limited (“Twin Star”), Finsider International Company Limited (“Finsider”), West Globe Limited (“West Globe”) and Welter Trading Limited (“Welter”) which are in turn wholly-owned subsidiaries of Vedanta Resources PLC (“VRPLC”), which was a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange (VRPLC has been delisted from London Stock Exchange on October 1, 2018 and is renamed as “Vedanta Resources Limited” (“VRL”) with effect from October 29, 2018). Twin Star, Finsider, West Globe and Welter held 37.1%, 10.8%, 1.2% and 1.0% respectively of the Company’s equity as at March 31, 2020.

Details of Company’s various businesses are as follows:

•	The Company’s oil and gas business consists of business of exploration and development and production of oil and gas.

•	The Company’s iron ore business consists of iron ore exploration, mining and processing of iron ore, pig iron and metallurgical coke. The Company has iron ore mining operations in the States of Goa and Karnataka. Pursuant to Honourable Supreme Court of India order, mining operations in the state of Goa are currently suspended.

•	The Company’s copper business is principally one of custom smelting and includes captive power plants at Tuticorin in Southern India. The Company’s copper business in Tamil Nadu, India has received an order from the Tamil Nadu Pollution Control Board (“TNPCB”) on April 09, 2018, rejecting the Company’s application for renewal of consent to operate under the Air and Water Acts for the 400,000 tpa copper smelter plant in Tuticorin for want of further clarification and consequently the operations were suspended. The Company has filed an appeal with TNPCB Appellate authority against the said order. During the pendency of the appeal, TNPCB through its order dated May 23, 2018 ordered for disconnection of electricity supply and closure of copper smelter plant. Post such order, the state government on May 28, 2018 ordered the permanent closure of the plant. (Refer Note 3(c)(A)(vii)).

•	The Company’s aluminium business include a refinery and captive power plant at Lanjigarh and a smelter and captive power plants at Jharsuguda both situated in the State of Odisha in India.

•	The Company’s power operations include a thermal coal-based commercial power facility of 600 MW at Jharsuguda in the State of Odisha in Eastern India.

Besides the above the Company has business interest in zinc, lead, silver, iron ore, steel and other products and services through its subsidiaries in India and overseas.

These are the Company’s separate financial statements. The details of Company’s material subsidiaries, associates and joint ventures is given in note 38.

2.	BASIS OF PREPARATION AND BASIS OF MEASUREMENT OF FINANCIAL STATEMENTS

(a)	Basis of preparation

These financial statements have been prepared in accordance with Indian Accounting Standards (Ind AS) notified under the Companies (Indian Accounting Standards) Rules, 2015 and other relevant provisions of the Companies Act, 2013 (the Act) (as amended from time to time) and Guidance Note on Accounting for Oil and Gas Producing Activities issued by the Institute of Chartered Accountants of India.

These financial statements have been prepared in accordance with the accounting policies, set out below and were consistently applied to all periods presented unless otherwise stated.

These financial statements are approved for issue by the Board of Directors on June 06, 2020.

Certain comparative figures appearing in these financial statements have been regrouped and/or reclassified to better reflect the nature of those items.

All financial information presented in Indian Rupee has been rounded off to the nearest Crore except when indicated otherwise. Amounts less than ₹ 0.50 Crore have been presented as “0”.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

(b)	Basis of measurement

The financial statements have been prepared on a going concern basis using historical cost convention and on an accrual method of accounting, except for certain financial assets and liabilities which are measured at fair value as explained in the accounting policies below.

3(a)	SIGNIFICANT ACCOUNTING POLICIES

(A)	Revenue recognition

•	Sale of goods/rendering of services (including revenue from contracts with customers)

The Company’s revenue from contracts with customers is mainly from the sale of oil and gas, aluminium, copper, iron ore and power. Revenue from contracts with customers is recognised when control of the goods or services is transferred to the customer which usually is on delivery of the goods to the shipping agent at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. Revenue is recognised net of discounts, volume rebates, outgoing sales taxes/goods and service tax and other indirect taxes. Revenues from sale of byproducts are included in revenue.

Certain of the Company’s sales contracts provide for provisional pricing based on the price on the London Metal Exchange (LME) and crude index, as specified in the contract. Revenue in respect of such contracts is recognised when control passes to the customer and is measured at the amount the entity expects to be entitled – being the estimate of the price expected to be received at the end of the measurement period. Post transfer of control of goods, provisional pricing features are accounted in accordance with Ind AS 109 ‘Financial Instruments’ rather than Ind AS 115 Revenue from contracts with customers and therefore the Ind AS 115 rules on variable consideration do not apply. These ‘provisional pricing’ adjustments i.e. the consideration adjusted post transfer of control are included in total revenue from operations on the face of the statement of profit and loss and disclosed by way of note to the financial statements. Final settlement of the price is based on the applicable price for a specified future period. The Company’s provisionally priced sales are marked to market using the relevant forward prices for the future period specified in the contract and is adjusted in revenue.

Revenue from oil, gas and condensate sales represent the Company’s share in the revenue from sale of such products, by the joint operations, and is recognised as and when control in these products gets transferred to the customers. In computing its share of revenue, the Company excludes government’s share of profit oil which gets accounted for when the obligation in respect of the same arises.

Revenue from sale of power is recognised when delivered and measured based on rates as per bilateral contractual agreements with buyers and at a rate arrived at based on the principles laid down under the relevant Tariff Regulations as notified by the regulatory bodies, as applicable.

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Company performs part of its obligation by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognised for the earned consideration when that right is conditional on the Company’s future performance.

A contract liability is the obligation to transfer goods or services to a customer for which the Company has received consideration from the customer. If a customer pays consideration before the Company transfers goods or services to the customer, a contract liability is recognised when the payment is received. The advance payments received plus a specified rate of return/discount, at the prevailing market rates, is settled by supplying respective goods over a period of up to twenty four months under an agreed delivery schedule as per the terms of the respective agreements. As these are contracts that the Company expects, and has the ability, to fulfil through delivery of a non-financial item, these are presented as advance from customers and are recognised as revenue as and when control of respective commodities is transferred to customers under the agreements. The fixed rate of return/ discount is treated as finance cost. The portion of the advance where either the Company does not have a unilateral right to defer settlement beyond 12 months or expects settlement within 12 months from the balance sheet date is classified as a current liability.

•	Interest income

Interest income from debt instruments is recognised using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the gross carrying amount of a financial asset. When calculating the effective interest rate, the Company estimates the expected cash flows by considering all the contractual terms of the financial instrument (for example, prepayment, extension, call and similar options) but does not consider the expected credit losses.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

•	Dividends

Dividend income is recognised in the statement of profit and loss only when the right to receive payment is established, provided it is probable that the economic benefits associated with the dividend will flow to the Company, and the amount of the dividend can be measured reliably.

(B)	Property, plant and equipment

i)	Mining properties and leases

When a decision is taken that a mining property is viable for commercial production (i.e. when the Company determines that the mining property will provide sufficient and sustainable return relative to the risks and the Company decided to proceed with the mine development), all further pre-production primary development expenditure other than that on land, buildings, plant, equipment and capital work-in-progress is capitalised as property, plant and equipment under the heading “Mining properties and leases” together with any amount transferred from “Exploration and evaluation” assets. The costs of mining properties and leases, include the costs of acquiring and developing mining properties and mineral rights.

The stripping cost incurred during the production phase of a surface mine is deferred to the extent the current period stripping cost exceeds the average period stripping cost over the life of mine and recognised as an asset if such cost provides a benefit in terms of improved access to ore in future periods and certain criteria are met. When the benefit from the stripping costs are realised in the current period, the stripping costs are accounted for as the cost of inventory. If the costs of inventory produced and the stripping activity asset are not separately identifiable, a relevant production measure is used to allocate the production stripping costs between the inventory produced and the stripping activity asset. The Company uses the expected volume of waste compared with the actual volume of waste extracted for a given value of ore/mineral production for the purpose of determining the cost of the stripping activity asset.

Deferred stripping costs are included in mining properties within property, plant and equipment and disclosed as a part of mining properties. After initial recognition, the stripping activity asset is depreciated on a unit of production method over the expected useful life of the identified component of the ore body.

In circumstances where a mining property is abandoned, the cumulative capitalised costs relating to the property are written-off in the period in which it occurs i.e. when the Company determines that the mining property will not provide sufficient and sustainable returns relative to the risks and the Company decides not to proceed with the mine development.

Commercial reserves are proved and probable reserves as defined by the ‘JORC’ Code, ‘MORC’ code or ‘SAMREC’ Code. Changes in the commercial reserves affecting unit of production calculations are dealt with prospectively over the revised remaining reserves.

ii)	Oil and gas assets– (developing/producing assets)

For oil and gas assets a successful efforts based accounting policy is followed. Costs incurred prior to obtaining the legal rights to explore an area are expensed immediately to the statement of profit and loss.

All costs incurred after the technical feasibility and commercial viability of producing hydrocarbons has been demonstrated are capitalised within property, plant and equipment – development/producing assets on a field-by-field basis. Subsequent expenditure is capitalised only where it either enhances the economic benefits of the development/producing asset or replaces part of the existing development/producing asset. Any remaining costs associated with the part replaced are expensed.

Net proceeds from any disposal of development/ producing assets are credited against the previously capitalised cost. A gain or loss on disposal of a development/producing asset is recognised in the statement of profit and loss to the extent that the net proceeds exceed or are less than the appropriate portion of the net capitalised costs of the asset.

iii)	Other property, plant and equipment

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing an asset to working condition and location for its intended use. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Land acquired free of cost or at below market rate from the government is recognised at fair value with corresponding credit to deferred income. If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment. All other expenses on existing property, plant and equipment, including day-to-day repair and maintenance expenditure and cost of replacing parts, are charged to the statement of profit and loss for the period during which such expenses are incurred.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Gains and losses on disposal of an item of property, plant and equipment computed as the difference between the net disposal proceeds and the carrying amount of the asset is included in the statement of profit and loss when the asset is derecognised. Major inspection and overhaul expenditure is capitalised, if the recognition criteria are met.

iv)	Assets under construction

Assets under construction are capitalised in the assets under construction account. At the point when an asset is capable of operating in the manner intended by management, the cost of construction is transferred to the appropriate category of property, plant and equipment. Costs associated with the commissioning of an asset and any obligatory decommissioning costs are capitalised until the period of commissioning has been completed and the asset is ready for its intended use.

v)	Depreciation, depletion and amortisation expense

Mining properties and other assets in the course of development or construction and freehold land are not depreciated or amortised.

•	Mining properties

The capitalised mining properties are amortised on a unit-of-production basis over the total estimated remaining commercial proved and probable reserves of each property or group of properties and are subject to impairment review. Costs used in the unit of production calculation comprise the net book value of capitalised costs plus the estimated future capital expenditure required to access the commercial reserves. Changes in the estimates of commercial reserves or future capital expenditure are dealt with prospectively.

•	Oil and gas producing facilities

All expenditures carried within each field are amortised from the commencement of production on a unit of production basis, which is the ratio of oil and gas production in the period to the estimated quantities of depletable reserves at the end of the period plus the production in the period, generally on a field-by-field basis or group of fields which are reliant on common infrastructure.

Depletable reserves are proved reserves for acquisition costs and proved and developed reserves for successful exploratory wells, development wells, processing facilities, distribution assets, estimated future abandonment cost and all other related costs. These assets are depleted within each cost centre.

Reserves for this purpose are considered on working interest basis which are reassessed atleast annually. Impact of changes to reserves are accounted for prospectively.

•	Other assets

Depreciation on other property, plant and equipment is calculated using the straight-line method (SLM) to allocate their cost, net of their residual values, over their estimated useful lives (determined by the management) as given below.

Management’s assessment takes into account, inter alia, the nature of the assets, the estimated usage of the assets, the operating conditions of the assets, past history of replacement and maintenance support

Estimated useful lives of assets are as follows:

Asset	Useful Life (in years)
Buildings (Residential, factory etc.)	3-60
Plant and equipment	15-40
Railway siding	15
Office equipment	3-6
Furniture and fixture	8-10
Vehicles	8-10

Major inspection and overhaul costs are depreciated over the estimated life of the economic benefit to be derived from such costs. The carrying amount of the remaining previous overhaul cost is charged to the statement of profit and loss if the next overhaul is undertaken earlier than the previously estimated life of the economic benefit.

The Company reviews the residual value and useful life of an asset at least at each financial year-end and, if expectations differ from previous estimates, the change is accounted for as a change in accounting estimate.

(C)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Subsequently, intangible assets are measured at cost less accumulated amortisation and accumulated impairment losses, if any.

Intangible assets are amortised over their estimated useful life on a straight line basis. Software is amortised over the estimated useful life ranging from 2-5 years. Amounts paid for securing mining rights are amortised over the period of the mining lease ranging from 16-25 years.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the statement of profit and loss when the asset is derecognised.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

The amortisation period and the amortisation method are reviewed at least at each financial year end. If the expected useful life of the asset is different from previous estimates, the change is accounted for prospectively as a change in accounting estimate.

(D)	Exploration and evaluation intangible assets

Exploration and evaluation expenditure incurred prior to obtaining the mining right or the legal right to explore are expensed as incurred.

Exploration and evaluation expenditure incurred after obtaining the mining right or the legal right to explore are capitalised as exploration and evaluation assets (intangible assets) and stated at cost less impairment, if any. Exploration and evaluation intangible assets are transferred to the appropriate category of property, plant and equipment when the technical feasibility and commercial viability has been determined. Exploration intangible assets under development are assessed for impairment and impairment loss, if any, is recognised prior to reclassification.

Exploration expenditure includes all direct and allocated indirect expenditure associated with finding specific mineral resources which includes depreciation and applicable operating costs of related support equipment and facilities and other costs of exploration activities:

•	Acquisition costs - costs associated with acquisition of licenses and rights to explore, including related professional fees.

•	General exploration costs - costs of surveys and studies, rights of access to properties to conduct those studies (e.g., costs incurred for environment clearance, defence clearance, etc.), and salaries and other expenses of geologists, geophysical crews and other personnel conducting those studies.

•	Costs of exploration drilling and equipping exploration and appraisal wells.

Exploration expenditure incurred in the process of determining oil and gas exploration targets is capitalised within “Exploration and evaluation assets” (intangible assets) and subsequently allocated to drilling activities. Exploration drilling costs are initially capitalised on a well-by-well basis until the success or otherwise of the well has been established. The success or failure of each exploration effort is judged on a well-by-well basis. Drilling costs are written-off on completion of a well unless the results indicate that hydrocarbon reserves exist and there is a reasonable prospect that these reserves are commercial.

Following appraisal of successful exploration wells, if commercial reserves are established and technical feasibility for extraction demonstrated, then the related capitalised exploration costs are transferred into a single field cost centre within property, plant and equipment—development/producing assets (oil and gas properties) after testing for impairment. Where results of exploration drilling indicate the presence of hydrocarbons which are ultimately not considered commercially viable, all related costs are written-off to the statement of profit and loss.

Expenditure incurred on the acquisition of a license interest is initially capitalised on a license-by-license basis. Costs are held, undepleted, within exploration and evaluation assets until such time as the exploration phase on the license area is complete or commercial reserves have been discovered.

Net proceeds from any disposal of an exploration asset are initially credited against the previously capitalised costs. Any surplus/ deficit is recognised in the statement of profit and loss.

(E)	Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets and disposal groups classified as held for sale are not depreciated and are measured at the lower of carrying amount and fair value less costs to sell. Such assets and disposal groups are presented separately on the face of the balance sheet.

(F)	Impairment of non-financial assets

Impairment charges and reversals are assessed at the level of cash-generating units. A cash-generating unit (CGU) is the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

The Company assesses at each reporting date, whether there is an indication that an asset may be impaired. The Company conducts an internal review of asset values annually, which is used as a source of information to assess for any indications of impairment or reversal of previously recognised impairment losses. Internal and external factors, such as worse economic performance than expected, changes in expected future prices, costs and other market factors are also monitored to assess for indications of impairment or reversal of previously recognised impairment losses. If any such indication exists then an impairment review is undertaken and the recoverable amount is calculated, as the higher of fair value less costs of disposal and the asset’s value in use.

Fair value less costs of disposal is the price that would be received to sell the asset in an orderly transaction between market participants and does not reflect the effects of factors that may be specific to the Company and not applicable to entities in general. Fair value for mineral and oil and gas assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted at an appropriate post tax discount rate to arrive at the net present value.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. The cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted. Value in use is determined by applying assumptions specific to the Company’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value and consequently the value in use calculation is likely to give a different result to a fair value calculation.

The carrying amount of the CGU is determined on a basis consistent with the way the recoverable amount of the CGU is determined.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognised in the statement of profit and loss.

Any reversal of the previously recognised impairment loss is limited to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had previously been recognised.

Exploration and evaluation assets:

In assessing whether there is any indication that an exploration and evaluation asset may be impaired, the Company considers, as a minimum, the following indicators:

•	the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

•	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

•	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the Company has decided to discontinue such activities in the specific area;

•	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale; and

•	reserve information prepared annually by external experts.

When a potential impairment is identified, an assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash-generating unit) to which the exploration and evaluation assets is attributed. Exploration areas in which reserves have been discovered but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway or planned. To the extent that capitalised expenditure is no longer expected to be recovered, it is charged to the statement of profit and loss.

(G)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

(i)	Financial Assets – recognition & subsequent measurement

All financial assets are recognised initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognised on the trade date, i.e. the date that the Company commits to purchase or sell the asset.

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Debt instruments at amortised cost

A ‘debt instrument’ is measured at amortised cost if both the following conditions are met:

a)	The asset is held within a business model whose objective is to hold assets for collecting contractual cash flows, and

b)	Contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

After initial measurement, such financial assets are subsequently measured at amortised cost using the Effective Interest Rate (EIR) method. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included in interest income in the statement of profit and loss. The losses arising from impairment are recognised in the statement of profit and loss.

•	Debt instruments at fair value through other comprehensive income (FVOCI)

A ‘debt instrument’ is classified as at FVOCI if both of the following criteria are met:

a)	The objective of the business model is achieved both by collecting contractual cash flows and selling the financial assets, and

b)	The asset’s contractual cash flows represent SPPI.

Debt instruments included within the FVOCI category are measured initially as well as at each reporting date at fair value. Fair value movements are recognised in other comprehensive income (OCI). However, interest income, impairment losses and reversals and foreign exchange gain or loss are recognised in the statement of profit and loss. On derecognition of the asset, cumulative gain or loss previously recognised in other comprehensive income is reclassified from the equity to statement of profit and loss. Interest earned whilst holding fair value through other comprehensive income debt instrument is reported as interest income using the EIR method.

•	Debt instruments at fair value through profit or loss (FVTPL)

FVTPL is a residual category for debt instruments. Any debt instrument, which does not meet the criteria for categorisation as at amortised cost or as FVOCI, is classified as at FVTPL.

In addition, the Company may elect to designate a debt instrument, which otherwise meets amortised cost or FVOCI criteria, as at FVTPL. However, such election is allowed only if doing so reduces or eliminates a measurement or recognition inconsistency (referred to as ‘accounting mismatch’). The Company has not designated any debt instrument as at FVTPL.

Debt instruments included within the FVTPL category are measured at fair value with all changes being recognised in statement of profit and loss.

•	Equity instruments

All equity investments in the scope of Ind AS 109 are measured at fair value. Equity instruments which are held for trading and contingent consideration recognised by an acquirer in a business combination to which Ind AS 103 applies are classified as at FVTPL. For all other equity instruments, the Company may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value. The Company makes such election on an instrument-by-instrument basis. The classification is made on initial recognition and is irrevocable.

If the Company decides to classify an equity instrument as at FVOCI, then all fair value changes on the instrument, excluding dividends, are recognised in the OCI. There is no recycling of the amounts from OCI to the statement of profit and loss, even on sale of investment. However, the Company may transfer the cumulative gain or loss within equity. For equity instruments which are classified as FVTPL all subsequent fair value changes are recognised in the statement of profit and loss.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

(ii)	Financial Assets - derecognition

The Company derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

(iii)	Impairment of financial assets

In accordance with Ind AS 109, the Company applies expected credit loss (ECL) model for measurement and recognition of impairment loss on the following financial assets:

a)	Financial assets that are debt instruments, and are measured at amortised cost e.g., loans, debt securities and deposits.

b)	Financial assets that are debt instruments and are measured as at FVOCI.

c)	Trade receivables or any contractual right to receive cash or another financial asset that result from transactions that are within the scope of Ind AS 115.

The Company follows ‘simplified approach’ for recognition of impairment loss allowance on trade receivables, contract assets and lease receivables.

The application of simplified approach does not require the Company to track changes in credit risk. Rather, it recognises impairment loss allowance based on lifetime ECLs at each reporting date, right from its initial recognition.

At each reporting date, for recognition of impairment loss on other financial assets and risk exposure, the Company determines whether there has been a significant increase in the credit risk since initial recognition. If credit risk has not increased significantly, 12-month ECL is used to provide for impairment loss. However, if credit risk has increased significantly, lifetime ECL is used. If, in a subsequent period, credit quality of the instrument improves such that there is no longer a significant increase in credit risk since initial recognition, then the Company reverts to recognising impairment loss allowance based on 12-month ECL.

Lifetime ECL are the expected credit losses resulting from all possible default events over the expected life of a financial instrument. The 12-

month ECL is a portion of the lifetime ECL which results from default events that are possible within 12 months after the reporting date.

ECL is the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the entity expects to receive, discounted at the original EIR.

ECL impairment loss allowance (or reversal) recognised during the year is recognised as income/ expense in the statement of profit and loss. The balance sheet presentation for various financial instruments is described below:

a)

Financial assets measured at amortised cost: ECL is presented as an allowance, i.e. as an integral part of the measurement of those assets. The Company does not reduce impairment allowance from the gross carrying amount.

b)

Debt instruments measured at FVOCI: Since financial assets are already reflected at fair value, impairment allowance is not further reduced from its value. Rather, ECL amount is presented as ‘accumulated impairment amount’ in the OCI.

For assessing increase in credit risk and impairment loss, the Company combines financial instruments on the basis of shared credit risk characteristics with the objective of facilitating an analysis that is designed to enable significant increases in credit risk to be identified on a timely basis.

The Company does not have any purchased or originated credit-impaired (POCI) financial assets, i.e. financial assets which are credit impaired on purchase/ origination.

(iv)	Financial liabilities – Recognition & Subsequent measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, or as loans, borrowings and payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognised initially at fair value and, in the case of financial liabilities at amortised cost, net of directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables, loans and borrowings including bank overdrafts, financial guarantee contracts and derivative financial instruments.

The measurement of financial liabilities depends on their classification, as described below:

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

•	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by Ind AS 109. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognised in the statement of profit and loss.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated as such at the initial date of recognition, and only if the criteria in Ind AS 109 are satisfied. For liabilities designated as FVTPL, fair value gains/ losses attributable to changes in own credit risk are recognised in OCI. These gains/losses are not subsequently transferred to statement of profit and loss. However, the Company may transfer the cumulative gain or loss within equity. All other changes in fair value of such liability are recognised in the statement of profit and loss. The Company has not designated any financial liability as at fair value through profit or loss.

•	Financial liabilities at amortised cost (Loans & Borrowings and Trade and Other payables)

After initial recognition, interest-bearing loans and borrowings and trade and other payables are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in the statement of profit and loss when the liabilities are derecognised as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of profit and loss.

(v)	Financial liabilities – Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in the statement of profit and loss.

(vi)	Embedded derivatives

An embedded derivative is a component of a hybrid (combined) instrument that also includes a non-derivative host contract – with the effect that some of the cash flows of the combined instrument vary in a way similar to a standalone derivative. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss.

If the hybrid contract contains a host that is a financial asset within the scope of Ind AS 109, the Company does not separate embedded derivatives. Rather, it applies the classification requirements contained in Ind AS 109 to the entire hybrid contract. Derivatives embedded in all other host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value though profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in statement of profit and loss, unless designated as effective hedging instruments.

(vii)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognised at the proceeds received, net of direct issue costs.

(viii)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

(H)	Derivative financial instruments and hedge accounting

Initial recognition and subsequent measurement

In order to hedge its exposure to foreign exchange, interest rate, and commodity price risks, the Company enters into forward, option, swap contracts and other derivative financial instruments. The Company does not hold derivative financial instruments for speculative purposes.

Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to statement of profit and loss, except for the effective portion of cash flow hedges, which is recognised in OCI and later reclassified to statement of profit and loss when the hedge item affects profit or loss or treated as basis adjustment if a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability.

For the purpose of hedge accounting, hedges are classified as:

•	Fair value hedges when hedging the exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment.

•	Cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognised firm commitment.

•	Hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting. The documentation includes the Company’s risk management objective and strategy for undertaking hedge, the hedging/economic relationship, the hedged item or transaction, the nature of the risk being hedged, hedge ratio and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges that meet the strict criteria for hedge accounting are accounted for, as described below:

i)	Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in statement of profit and loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

When an unrecognised firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognised as an asset or liability with a corresponding gain or loss recognised in statement of profit and loss. Hedge accounting is discontinued when the Company revokes the hedge relationship, the hedging instrument or hedged item expires or is sold, terminated, or exercised or no longer meets the criteria for hedge accounting.

ii)	Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognised in OCI in the cash flow hedge reserve, while any ineffective portion is recognised immediately in the statement of profit and loss.

Amounts recognised in OCI are transferred to statement of profit and loss when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognised or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognised in OCI are transferred to the initial carrying amount of the non-financial asset or liability.

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover (as part of the hedging strategy), or if its designation as a hedge is revoked, or when the hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss previously recognised in OCI remains separately in equity until the forecast transaction occurs or the foreign currency firm commitment is met.

(i)	Leases

The Company assesses at contract inception, all arrangements to determine whether they are, or

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

contain, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(a)	Company as a lessor

Leases in which the Company does not transfer substantially all the risks and rewards of ownership of an asset are classified as operating leases. Rental income from operating lease is recognised on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same basis as rental income. Contingent rents are recognised as revenue in the period in which they are earned.

Leases are classified as finance leases when substantially all of the risks and rewards of ownership transfer from the Company to the lessee. Amounts due from lessees under finance leases are recorded as receivables at the Company’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the net investment outstanding in respect of the lease.

Company as a lessee

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognises lease liabilities towards future lease payments and right-of-use assets representing the right to use the underlying assets.

(i)	Right-of-use assets

The Company recognises right-of-use assets at the commencement date of the lease (i.e. the date when the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The right-of-use assets are also subject to impairment.

Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets as described in ‘B’ above.

(ii)	Lease liabilities

At the commencement date of the lease, the Company recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (and, in some instances, in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognised as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is generally not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Company’s lease liabilities are included in Other Financial Liabilities.

(iii)	Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of equipment (i.e. those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.

(J)	Inventories

Inventories and work-in-progress are stated at the lower of cost and net realisable value. Cost is determined on the following basis:

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

•	purchased copper concentrate is recorded at cost on a first-in, first-out (“FIFO”) basis; all other materials including stores and spares are valued on a weighted average basis except in Oil and Gas business where stores and spares are valued on FIFO basis;

•	finished products are valued at raw material cost plus costs of conversion, comprising labour costs and an attributable proportion of manufacturing overheads based on normal levels of activity and are moved out of inventory on a weighted average basis (except in copper business where FIFO basis is followed) and

•	by-products and scrap are valued at net realisable value.

Net realisable value is determined based on estimated selling price, less further costs expected to be incurred for completion and disposal.

(K)	Government grants

Grants and subsidies from the government are recognised when there is reasonable assurance that (i) the Company will comply with the conditions attached to them, and (ii) the grant/subsidy will be received.

When the grant or subsidy relates to revenue, it is recognised as income on a systematic basis in the statement of profit and loss over the periods necessary to match them with the related costs, which they are intended to compensate.

Where the grant relates to an asset, it is recognised as deferred income and released to income in equal amounts over the expected useful life of the related asset and presented within other income.

When the Company receives grants of non-monetary assets, the asset and the grant are recorded at fair value amounts and released to profit or loss over the expected useful life in a pattern of consumption of the benefit of the underlying asset.

When loans or similar assistance are provided by governments or related institutions, with an interest rate below the current applicable market rate, the effect of this favourable interest is regarded as a government grant. The loan or assistance is initially recognised and measured at fair value and the government grant is measured as the difference between the initial carrying value of the loan and the proceeds received. The loan is subsequently measured as per the accounting policy applicable to financial liabilities.

(L)	Taxation

Tax expense represents the sum of current tax and deferred tax.

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the reporting date and includes any adjustment to tax payable in respect of previous years.

Subject to the exceptions below, deferred tax is provided, using the balance sheet method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes and on carry forward of unused tax credits and unused tax losses;

•	deferred income tax is not recognised on initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit(tax loss); and

•	deferred tax assets (including MAT credit entitlement) are recognised only to the extent that it is more likely than not that they will be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Tax relating to items recognised outside statement of profit and loss is recognised outside statement of profit and loss (either in other comprehensive income or equity).

The carrying amount of deferred tax assets (including MAT credit entitlement) is reviewed at each reporting date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

(M)	Retirement benefit schemes

The Company operates or participates in a number of defined benefits and defined contribution schemes, the assets of which (where funded) are held in separately administered funds. For defined benefit schemes, the cost of providing benefits under the plans is determined by actuarial valuation each year separately for each plan using the projected unit credit method by third party qualified actuaries.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Remeasurement including, effects of asset ceiling and return on plan assets (excluding amounts included in interest on the net defined benefit liability) and actuarial gains and losses arising in the year are recognised in full in other comprehensive income and are not recycled to the statement of profit and loss. Past service costs are recognised in profit or loss on the earlier of:

•	the date of the plan amendment or curtailment, and

•	the date that the Company recognises related restructuring costs.

Net interest is calculated by applying a discount rate to the net defined benefit liability or asset at the beginning of the period. Defined benefit costs are split into current service cost, past service cost, net interest expense or income and remeasurement and gains and losses on curtailments and settlements. Current service cost and past service cost are recognised within employee benefit expense. Net interest expense or income is recognised within finance costs.

For defined contribution schemes, the amount charged to the statement of profit and loss in respect of pension costs and other post retirement benefits is the contributions payable in the year, recognised as and when the employee renders related services.

(N)	Share-based payments

Certain employees (including executive directors) of the Company receive part of their remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (‘equity-settled transactions’).

The cost of equity-settled transactions with employees is measured at fair value of share awards at the date at which they are granted. The fair value of share awards is determined with the assistance of an external valuer and the fair value at the grant date is expensed on a proportionate basis over the vesting period based on the Company’s estimate of shares that will eventually vest. The estimate of the number of awards likely to vest is reviewed at each balance sheet date up to the vesting date at which point the estimate is adjusted to reflect the current expectations.

The resultant increase in equity is recorded in share based payment reserve.

In case of cash-settled transactions, a liability is recognised for the fair value of cash-settled transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognised in employee benefits expense. The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The fair value is determined with the assistance of an external valuer.

Additionally, VRL offered certain share based incentives under the Long-Term Incentive Plan (“LTIP”) to employees and directors of the Company. VRL recovers the proportionate cost (calculated based on the grant date fair value of the options granted) from the Company, which is charged to the statement of profit and loss.

(O)	Provisions, contingent liabilities and contingent assets

The assessments undertaken in recognising provisions and contingencies have been made in accordance with the applicable Ind AS.

Provisions represent liabilities for which the amount or timing is uncertain. Provisions are recognised when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources, that can be reliably estimated, will be required to settle such an obligation.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows to net present value using an appropriate pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Unwinding of the discount is recognised in statement of profit and loss as a finance cost. Provisions are reviewed at each reporting date and are adjusted to reflect the current best estimate.

A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events beyond the control of the Company or a present obligation that is not recognised because it is not probable that an outflow of resources will be required to settle the obligation. A contingent liability also arises in extremely rare cases where there is a liability that cannot be recognised because it cannot be measured reliably. The Company does not recognise a contingent liability but discloses its existence in the Balance Sheet.

Contingent assets are not recognised but disclosed in the financial statements when an inflow of economic benefit is probable.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

The Company has significant capital commitments in relation to various capital projects which are not recognised in the balance sheet.

(P)	Restoration, rehabilitation and environmental costs

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production of a mine or oil fields. Such costs, discounted to net present value, are provided for and a corresponding amount is capitalised at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged to the statement of profit and loss over the life of the operation through the depreciation of the asset and the unwinding of the discount on the provision. The cost estimates are reviewed periodically and are adjusted to reflect known developments which may have an impact on the cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision due to factors such as updated cost estimates, changes to lives of operations, new disturbance and revisions to discount rates. The adjusted cost of the asset is depreciated prospectively over the lives of the assets to which they relate. The unwinding of the discount is shown as finance cost in the statement of profit and loss.

Costs for the restoration of subsequent site damage, which is caused on an ongoing basis during production, are provided for at their net present value and charged to the statement of profit and loss as extraction progresses. Where the costs of site restoration are not anticipated to be material, they are expensed as incurred.

(Q)	Accounting for foreign currency transactions

The functional currency of the Company is determined as the currency of the primary economic environment in which it operates. For all principal businesses of the Company, the functional currency is Indian rupee (₹) with an exception of oil and gas business operations which has a US dollar functional currency as that is the currency of the primary economic environment in which it operates. The financial statements are presented in Indian rupee (₹).

In the financial statements of the Company, transactions in currencies other than the functional currency are translated into the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in other currencies are translated into the functional currency at exchange rates prevailing on the reporting date. Non-monetary assets and liabilities denominated in other currencies and measured at historical cost or fair value are translated at the exchange rates prevailing on the dates on which such values were determined.

All exchange differences are included in the statement of profit and loss except those where the monetary item designated as an effective hedging instrument of the currency risk of designated forecasted sales or purchases, which are recognised in the other comprehensive income.

Exchange differences which are regarded as an adjustment to interest costs on foreign currency borrowings, are capitalised as part of borrowing costs in qualifying assets.

The statement of profit and loss of oil and gas business is translated into Indian Rupees (INR) at the average rates of exchange during the year / exchange rates as on the date of the transaction. The Balance Sheet is translated at the exchange rate as at the reporting date. Exchange difference arising on translation is recognised in other comprehensive income and would be recycled to the statement of profit and loss as and when these operations are disposed off.

The Company had applied paragraph 46A of AS 11 under Previous GAAP. Ind AS 101 gives an option, which has been exercised by the Company, whereby a first time adopter can continue its Indian GAAP policy for accounting for exchange differences arising from translation of long-term foreign currency monetary items recognised in the Indian GAAP financial statements for the period ending immediately before the beginning of the first Ind AS financial reporting period. Hence, foreign exchange gain/loss on long-term foreign currency monetary items recognised upto March 31, 2016 has been deferred/capitalised. Such exchange differences arising on translation/settlement of long-term foreign currency monetary items and pertaining to the acquisition of a depreciable asset are amortised over the remaining useful lives of the assets.

Exchange differences arising on translation/settlement of long-term foreign currency monetary items, acquired post April 01, 2016, pertaining to the acquisition of a depreciable asset are charged to the statement of profit and loss.

(R)	Earnings per share

The Company presents basic and diluted earnings per share (“EPS”) data for its equity shares. Basic EPS is calculated by dividing the profit or loss attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to equity shareholders and the

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

weighted average number of equity shares outstanding for the effects of all dilutive potential equity shares.

(S)	Buyers’ Credit/Suppliers’ Credit and vendor financing

The Company enters into arrangements whereby banks and financial institutions make direct payments to suppliers for raw materials and project materials. The banks and financial institutions are subsequently repaid by the Company at a later date providing working capital timing benefits. These are normally settled up to twelve months (for raw materials) and up to 36 months (for project materials). Where these arrangements are with a maturity of up to twelve months, the economic substance of the transaction is determined to be operating in nature and these are recognised as operational buyers’ credit/ suppliers’ credit (under Trade payables). Where these arrangements are with a maturity beyond twelve months and up to thirty six months, the economic substance of the transaction is determined to be financing in nature, and these are presented within borrowings in the balance sheet. Interest expense on these are recognised in the finance cost.

(T)	Current and non-current classification

The Company presents assets and liabilities in the balance sheet based on current / non-current classification.

An asset is classified as current when it satisfies any of the following criteria:

•	it is expected to be realised in, or is intended for sale or consumption in, the Company’s normal operating cycle;

•	it is held primarily for the purpose of being traded;

•	it is expected to be realised within 12 months after the reporting date; or

•	it is cash or cash equivalent unless it is restricted from being exchanged or used to settle a liability for at least 12 months after the reporting date.

All other assets are classified as non-current.

A liability is classified as current when it satisfies any of the following criteria:

•	it is expected to be settled in the Company’s normal operating cycle;

•	it is held primarily for the purpose of being traded;

•	it is due to be settled within 12 months after the reporting date; or
•	the Company does not have an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

All other liabilities are classified as non-current.

Deferred tax assets and liabilities are classified as non-current only.

(U)	Borrowing costs

Borrowing cost includes interest expense as per effective interest rate (EIR) and exchange differences arising from foreign currency borrowings to the extent they are regarded as an adjustment to the interest cost.

Borrowing costs directly relating to the acquisition, construction or production of a qualifying capital project under construction are capitalised and added to the project cost during construction until such time that the assets are substantially ready for their intended use i.e. when they are capable of commercial production.

Where funds are borrowed specifically to finance a qualifying capital project, the amount capitalised represents the actual borrowing costs incurred. Where surplus funds are available out of money borrowed specifically to finance a qualifying capital project, the income generated from such short-term investments is deducted from the total capitalised borrowing cost. If any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing then becomes part of general borrowing. Where the funds used to finance a project form part of general borrowings, the amount capitalised is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the year.

All other borrowing costs are recognised in the statement of profit and loss in the year in which they are incurred.

Capitalisation of interest on borrowings related to construction or development projects is ceased when substantially all the activities that are necessary to make the assets ready for their intended use are complete or when delays occur outside of the normal course of business.

EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial liability or a shorter period, where

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

appropriate, to the amortised cost of a financial liability. When calculating the effective interest rate, the Company estimates the expected cash flows by considering all the contractual terms of the financial instrument (for example, prepayment, extension, call and similar options).

(V)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term money market deposits which have a maturity of three months or less from the date of acquisition, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purpose of the statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, and additionally includes unpaid dividend account.

(W)	Equity investment in subsidiaries, associates and joint ventures

Investments representing equity interest in subsidiaries, associates and joint ventures are carried at cost. A subsidiary is an entity that is controlled by the Company. Control is evidenced where the Company has the power over the investee or exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Power is demonstrated through existing rights that give the ability to direct relevant activities, which significantly affect the entity returns. An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

Joint Arrangements

A Joint arrangement is an arrangement of which two or more parties have joint control. Joint control is considered when there is contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Investments in joint arrangements are classified as either joint operations or joint venture. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Joint Operations

The Company has joint operations within its Oil and gas segment and participates in several unincorporated joint operations which involve the joint control of assets used in oil and gas exploration and producing activities. The Company accounts for its share of assets and income and expenditure of joint operations in which it holds an interest. Liabilities in unincorporated joint ventures, where the Company is the operator, is accounted for at gross values (including share of other partners) with a corresponding receivable from the venture partners. These have been included in the financial statements under the appropriate headings. [Details of joint operations are set out in note 38(b)].

(X)	Common Control transactions

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination and the control is not transitory. The transactions between entities under common control are specifically covered by Ind AS 103. Such transactions are accounted for using the pooling-of-interest method. The assets and liabilities of the acquired entity are recognised at their carrying amounts recorded in the parent entity’s consolidated financial statements with the exception of certain income tax and deferred tax assets. No adjustments are made to reflect fair values, or recognise any new assets or liabilities. The only adjustments that are made are to harmonise accounting policies. The components of equity of the acquired companies are added to the same components within the Company’s equity. The difference, if any, between the amounts recorded as share capital issued plus any additional consideration in the form of cash or other assets and the amount of share capital of the transferor is transferred to capital reserve. The Company’s shares issued in consideration for the acquired companies are recognised from the moment the acquired companies are included in these financial statements and the financial statements of the commonly controlled entities are combined, retrospectively, as if the transaction had occurred at the beginning of the earliest reporting period presented. However, the prior year comparative information is only adjusted for periods during which entities were under common control.

(Y)	Exceptional items

Exceptional items are those items that management considers, by virtue of their size or incidence (including but not limited to impairment charges and acquisition and restructuring related costs), should be disclosed separately to ensure that the financial information allows an understanding of the underlying performance of the business in the year, so as to facilitate comparison with prior periods. Also tax charges related to exceptional items and certain one-time tax effects are considered exceptional. Such items are material by nature or amount to the year’s result and require separate disclosure in accordance with Ind AS.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

3(b)	APPLICATION OF NEW STANDARDS AND AMENDMENTS

(A)

The Company has adopted, with effect from April 01, 2019, the following new and revised standards and interpretations. Their adoption has not had any significant impact on the amounts reported in the financial statements.

•	Ind AS 116 – Leases

Ind AS 116, Leases, replaces the existing standard on accounting for leases, Ind AS 17, with effect from April 01, 2019. This standard introduces a single lessee accounting model and requires a lessee to recognise a ‘right of use asset’ (ROU) and a corresponding ‘lease liability’ for all leases. Lease costs are to be recognised in the statement of profit and loss over the lease term in the form of depreciation on the ROU asset and finance charges representing the unwinding of the discount on the lease liability. In contrast, the accounting requirements for lessors remain largely unchanged.

The Company acts as a lessee in lease arrangements mainly involving plant and machinery, office premises and other properties. The Company has elected to apply the modified retrospective approach on transition, and accordingly the comparative numbers have not been restated. For contracts in place as at April 01, 2019, the Company has continued to apply its existing definition of leases as under Ind AS 17 (“grandfathering”), instead of reassessing whether existing contracts are or contain a lease at that date. Further, the Company has elected to avail the exemption in Ind AS 116 from applying the requirements of Ind AS 116 to short-term leases of all assets that have a lease term of 12 months or less and leases for which the underlying asset is of low value. The lease payments associated with these leases are recognised as an expense on a straight-line basis over the lease term.

Transition to Ind AS 116 did not have a material effect on the Company’s financial statements.

Prior period accounting policies: Leases

Determining whether an arrangement contains lease

At inception of an arrangement, the Company determines whether the arrangement is or contains a lease. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

At inception or on reassessment of an arrangement that contains lease, the Company separates payments and other consideration required by the arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a finance lease that it is impracticable to separate the payments reliably, then an asset and a liability are recognised at an amount equal to the fair value of the underlying asset; subsequently the liability is reduced as payments are made and an imputed finance cost on the liability is recognised using the Company’s incremental borrowing rate.

Company as a lessee

A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Company is classified as a finance lease.

Finance leases are capitalised at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in finance costs in the statement of profit and loss, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the Company’s policy on the general borrowing costs. Contingent rentals are recognised as expenses in the periods in which they are incurred.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Operating lease payments are recognised as an expense in the statement of profit and loss on a straight-line basis over the lease term unless the payments are structured to increase in line with general inflation to compensate for the lessor’s expected inflationary cost increase.

Company as a lessor

Leases in which the Company does not transfer substantially all the risks and rewards of ownership of an asset are classified as operating leases. Rental income from operating lease is recognised on a straight-line basis over the term of the relevant lease unless the payments are structured to increase in line with the general inflation to compensate for the lessor’s expected inflationary cost increase. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same basis as rental income. Contingent rents are recognised as revenue in the period in which they are earned.

Leases are classified as finance leases when substantially all of the risks and rewards of ownership is transferred from the Company to the lessee. Amounts due from lessees under finance leases are recorded as receivables at the Company’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the net investment outstanding in respect of the lease.

•	Appendix C of Ind AS 12 – Uncertainty over Income Tax Treatments

Appendix C of Ind AS 12 clarifies how to apply the recognition and measurement requirements in Ind AS 12 Income Taxes when there is uncertainty over income tax treatments. The clarification did not have a material effect on the Company’s financial statements so far as the recognition and measurement of income taxes is concerned. A consequential impact of the clarification is on the disclosure of contingent liabilities. The Company previously used to consider only those cases/matters for contingent liabilities wherever demand has been raised by the authorities/ initial assessment has been completed. The contingent liabilities have now been extrapolated to other years where a similar issue exists but formal demand has not been raised by tax authorities. Considering the impact of appendix C of Ind AS 12, the amounts of Income Tax disputes disclosed in note 35 of these financial statements would have been higher by ₹ 42 Crore as on April 01, 2019, as against the hitherto followed practice. As per the transitional provisions of Appendix C of Ind AS 12, the Company has not restated comparative information.

•	Other Amendments

A number of other minor amendments to existing standards also became effective on April 01, 2019 and have been adopted by the Company. The adoption of these new accounting pronouncements did not have a material impact on the accounting policies, methods of computation or presentation applied by the Company.

(B)	Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are not expected to have a significant impact on the Company’s financial statements. The Company has not early adopted any amendment, standard or interpretation that has been issued but is not yet effective.

3(c)	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with Ind AS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and future periods affected.

The information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements are as given below:

(A)	Significant Estimates

(i)	Impact of COVID-19

The outbreak of novel Coronavirus (COVID-19) pandemic globally and in India and the consequent lockdown restrictions imposed by national governments is causing significant disturbance and slowdown of economic activity across the globe. The commodity prices including oil have seen significant volatility with downward price pressures due to major demand centers affected by lockdown.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

The Company is in the business of metals and mining, Oil & gas and generation of power which are considered as either essential goods and services or were generally allowed to continue to carry out the operations with adequate safety measures. The Company has taken proactive measures to comply with various regulations/ guidelines issued by the Government and local bodies to ensure safety of its workforce and the society in general.

The Company has considered possible effects of COVID-19 on the recoverability of its investments, property, plant and equipment (PPE), inventories, loans and receivables, etc in accordance with Ind AS. The Company has considered forecast consensus, industry reports, economic indicators and general business conditions to make an assessment of the implications of the Pandemic. The Company has also performed sensitivity analysis on the assumptions used basis the internal and external information/ indicators of future economic condition. Based on the assessment, the Company has recorded necessary adjustments, including an impairment to the extent the carrying amount exceeds the recoverable amount and has disclosed the same as exceptional items (Refer Note 31).

The actual effects of COVID-19 could be different from what is presently assessed and would be known only in due course of time.

(ii)	Oil and Gas reserves

Significant technical and commercial judgements are required to determine the Company’s estimated oil and natural gas reserves. Reserves considered for computing depletion are proved reserves for acquisition costs and proved and developed reserves for successful exploratory wells, development wells, processing facilities, distribution assets, estimated future abandonment cost and all other related costs. Reserves for this purpose are considered on working interest basis which are reassessed atleast annually. Details of such reserves are given in note 40(a).

Changes in reserves as a result of change in management assumptions could impact the depreciation rates and the carrying value of assets (refer note 5).

(iii)	Carrying value of exploration and evaluation assets

Exploration assets are assessed by comparing the carrying value to higher of fair value less cost of disposal or value in use if impairment indicators, as contained in Ind AS 106, exists. Change to the valuation of exploration assets is an area of judgement. Further details on the Company’s accounting policies on this are set out in accounting policy above. The amounts for exploration and evaluation assets represent active exploration projects. These amounts will be written-off to the statement of profit and loss as exploration costs unless commercial reserves are established or the determination process is not completed and there are no indications of impairment. The outcome of ongoing exploration, and therefore whether the carrying value of exploration and evaluation assets will ultimately be recovered, is inherently uncertain.

Details of carrying values and impairment charge and the assumptions used are disclosed in note 5 and 31 respectively.

(iv)	Carrying value of developing/producing oil and gas assets

Management performs impairment tests on the Company’s developing/producing oil and gas assets where indicators of impairment are identified in accordance with Ind AS 36.

The impairment assessments are based on a range of estimates and assumptions, including:

Estimates/ assumptions	Basis
Future production	proved and probable reserves, production facilities, resource estimates and expansion projects

Commodity prices	management’s best estimate benchmarked with external sources of information, to ensure they are within the range of available analyst forecast

Discount to price	management’s best estimate based on historical prevailing discount and updated sales contracts

Extension of PSC	granted till 2030 on the expected commercial terms (Refer Note 3(c)(A)(viii)

Discount rates	cost of capital risk-adjusted for the risk specific to the asset/ CGU

Any subsequent changes to cash flows due to changes in the above mentioned factors could impact the carrying value of the assets.

Details of carrying values and impairment charge and the assumptions used are disclosed in note 5 and 31 respectively.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

(v)	Mining properties and leases

The carrying value of mining property and leases is arrived at by depreciating the assets over the life of the mine using the unit of production method based on proved and probable reserves. The estimate of reserves is subject to assumptions relating to life of the mine and may change when new information becomes available. Changes in reserves as a result of factors such as production cost, recovery rates, grade of reserves or commodity prices could thus impact the carrying values of mining properties and leases and environmental and restoration provisions.

Management performs impairment tests when there is an indication of impairment. The impairment assessments are based on a range of estimates and assumptions, including:

Estimates/ assumptions	Basis
Future production	proved and probable reserves, resource estimates (with an appropriate conversion factor) considering the expected permitted mining volumes and, in certain cases, expansion projects

Commodity prices	management’s best estimate benchmarked with external sources of information, to ensure they are within the range of available analyst forecast

Exchange rates	management best estimate benchmarked with external sources of information

Discount rates	cost of capital risk-adjusted for the risk specific to the asset/ CGU

Details of impairment charge and the assumptions used and carrying value are disclosed in note 31 and 5 respectively.

(vi)	Recoverability of deferred tax and other income tax assets

The Company has carry forward tax losses, unabsorbed depreciation and MAT credit that are available for offset against future taxable profit. Deferred tax assets are recognised only to the extent that it is probable that taxable profit will be available against which the unused tax losses or tax credits can be utilised. This involves an assessment of when those assets are likely to reverse, and a judgement as to whether or not there will be sufficient taxable profits available to offset the assets. This requires assumptions regarding future profitability, which is inherently uncertain. To the extent assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognised in respect of deferred tax assets and consequential impact in the statement of profit and loss.

The total deferred tax assets recognised in these financial statement (Refer Note 32) includes MAT credit entitlements of ₹3,600 Crore (March 31, 2019: ₹3,971 Crore) which is expected to be utilised in the fourteenth and fifteenth year, the maximum permissible time period to utilise the MAT credits.

Additionally, the Company has tax receivables on account of refund arising on account of past amalgamation and relating to various tax disputes. The recoverability of these receivables involve application of judgement as to the ultimate outcome of the tax assessment and litigations. This pertains to the application of the legislation, which in certain cases is based upon management’s interpretation of country specific tax law, in particular India, and the likelihood of settlement. Management uses in-house and external legal professionals to make informed decision.

(vii)	Copper operations in India

In an appeal filed by the Company against the closure order of the Tuticorin Copper smelter by Tamil Nadu Pollution Control Board (“TNPCB”), the appellate authority National Green Tribunal (“NGT”) passed an interim order on May 31, 2013 allowing the copper smelter to recommence operations and appointed an Expert Committee to submit a report on the plant operations. Post the interim order, the plant recommenced operations on June 23, 2013. Based on Expert Committee’s report on the operations of the plant stating that the plant’s emission were within prescribed standards and based on this report, NGT ruled on August 08, 2013 that the Copper smelter could continue its operations and recommendations made by the Expert Committee be implemented in a time bound manner. The Company has implemented all of the recommendations. TNPCB has filed an appeal against the order of the NGT before the Supreme Court of India.

In the meanwhile, the application for renewal of Consent to Operate (CTO) for existing copper smelter, required as per procedure established by law was rejected by TNPCB in April 2018. Vedanta Limited has filed an appeal before the TNPCB Appellate Authority challenging the Rejection Order. During the pendency of the appeal, there were protests by a section of local community raising environmental concerns and TNPCB vide its order dated May 23, 2018 ordered closure of existing copper smelter plant with immediate effect. Further, the Government of Tamil Nadu, issued orders dated May 28, 2018 with a direction to seal the existing copper smelter plant permanently. The Company believes these actions were not taken in accordance with the procedure prescribed under applicable laws. Subsequently, the Directorate of Industrial Safety and Health passed orders dated May 30, 2018, directing the immediate suspension and revocation of the Factory License and the Registration Certificate for the existing smelter plant.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

The Company has appealed this before the National Green Tribunal (NGT). NGT vide its order on December 15, 2018 has set aside the impugned orders and directed the TNPCB to pass fresh orders for renewal of consent and authorisation to handle hazardous substances, subject to appropriate conditions for protection of environment in accordance with law.

The State of Tamil Nadu and TNPCB approached Supreme Court in Civil Appeals on January 02, 2019 challenging the judgement of NGT dated December 15, 2018 and the previously passed judgement of NGT dated August 08, 2013. The Supreme Court vide its judgement dated February 18, 2019 set aside the judgements of NGT dated December 15, 2018 and August 08, 2013 on the basis of maintainability alone and directed the Company to file an appeal in High court.

The Company has filed a writ petition before Madras High Court challenging the various orders passed against the Company in 2018 and 2013. Continous hearings were conducted from June 2019 to January 2020. Rejoinder and sur-rejoinder arguments on behalf of the parties concluded on January 08, 2020 and the orders have been reserved for judgement.

Further, in October 2019, the Company has filed a writ petition in Madras High court for allowing access to plant to undertake essential care and maintenance as due to lack of care and maintenance in the last 18 months, several structures such as pipelines, cable trays etc. are in corroded state and likely to get damaged. Management believes that assessment of physical damage, if any, can be carried out once it gets access to the plant. However, the same is not expected to be material.

As per the Company’s assessment, it is in compliance with the applicable regulations and expects to get the necessary approvals in relation to the existing operations.

The Company has carried out an impairment analysis for existing plant assets during the year ended March 31, 2020 considering the key variables and concluded that there exists no impairment. The Company has done an additional sensitivity analysis with commencement of operations of the existing plant in FY 2022-23 and noted that the recoverable amount of the assets would still be in excess of their carrying values.

The carrying value of the assets as at March 31, 2020 is ₹ 2,328 Crore.

Expansion Plant:

Separately, the Company has filed a fresh application for renewal of the Environmental Clearance for the proposed Copper Smelter Plant 2 (Expansion Project) dated March 12, 2018 before the Expert Appraisal Committee of the MoEF wherein a sub-committee was directed to visit the Expansion Project site prior to prescribing the Terms of Reference.

In the meantime, the Madurai Bench of the High Court of Madras in a Public Interest Litigation held vide its order dated May 23, 2018 that the application for renewal of the Environmental Clearance for the Expansion Project shall be processed after a mandatory public hearing and in the interim, ordered the Company to cease construction and all other activities on site for the proposed Expansion Project with immediate effect. The Ministry of Environment and Forests (MoEF) has delisted the expansion project since the matter is sub-judice. Separately, SIPCOT vide its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted for the proposed Expansion Project. Further the TNPCB issued orders on June 07, 2018 directing the withdrawal of the Consent to Establish (CTE) which was valid till March 31, 2023.

The Company has approached Madras High Court by way of writ petition challenging the cancellation of lease deeds by SIPCOT pursuant to which an interim stay has been granted. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB, the matter is pending for adjudication.

Impairment recognised during the year

For the expansion plant, the project activities are on halt since May 2018. Further, the project EC for the expansion plant got expired on December 31, 2018 and fresh application is filed before the competent authority, however, the process will start only after reopening of the existing plant and after obtaining all statutory approvals, the timing of which is uncertain.

Keeping in view the above factors and the fact that value in use cannot be reasonably ascertained, the Company has carried out recoverability assessment of the items of property, plant and equipment, capital work-in-progress (CWIP) and capital advances. Based on the realisable value estimate of ₹ 288 Crore, the Company has recognised an impairment of ₹ 669 Crore (comprising of CWIP balances of ₹ 435 Crore, capital advances of ₹ 196 Crore and other assets of ₹ 38 Crore) during the year.

Property, plant and equipment of ₹ 1,473 Crore and inventories of ₹ 517 Crore, pertaining to existing and expansion plant, could not be physically verified, anytime during the year, as the access to the plant is presently restricted. However, since operations are suspended and access to the plant restricted, any difference between book and physical quantities is unlikely to be material.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

(VIII)	PSC EXTENSION

Rajasthan Block

On October 26, 2018, the Government of India (GoI), acting through the Directorate General of Hydrocarbons (DGH) granted its approval for a ten-year extension of the Production Sharing Contract (PSC) for the Rajasthan Block (RJ), with effect from May 15, 2020 subject to certain conditions. The GoI had granted the extension under the Pre-NELP Extension Policy, the applicability whereof to PSC for Rajasthan Block is sub-judice and pending before the Hon’ble Delhi High Court. The key conditions stated by DGH and the Company’s position is detailed below:

a) Submission of Audited Accounts and End of year statement:

The Company and one of the joint operation partners have divergent views on the cost oil entitlement and therefore the End of Year statement for the year ended March 31, 2018 and March 31, 2019 and the Investment Multiple as at March 31, 2018 and as at March 31, 2019 could not be finalised. Consequentially, profit petroleum pertaining to the said Block for the year ended March 31, 2019 and March 31, 2020 and applicable Investment Multiple calculated based on management’s cost oil computation (resulting into Government’s share of profit petroleum @ 40% for DA-1 & DA-2 and @20% for DA-3 for FY 2019 & FY 2020), remains provisional. The computation is after considering relevant independent legal advice. Pending alignment with joint operation partner, the End of Year Statement for FY 2017-18 and FY 2018-19 as per Operator’s calculations have been submitted to DGH and the joint operation partner, during the relevant financial year.

Above condition for submission of audited accounts and End of Year Statement for adoption by Management Committee of the Block has been delinked by DGH vide letter dated December 03, 2019 as a pre-condition to PSC extension.

b) Profit Petroleum:

DGH, in May 2018, raised a demand for the period up to March 31, 2017 for Government’s additional share of Profit Oil based on its computation of disallowance of cost incurred over the initially approved Field Development Plan (FDP) of pipeline project for ₹ 1,508 Crore (US$ 202 million) and retrospective re-allocation of certain common costs between Development Areas (DAs) of Rajasthan Block aggregating to ₹ 2,723 Crore (US$ 364 million), representing share of the Company and its subsidiary. DGH vide it’s letter dated May 12, 2020, reiterated its demand only with respect to the retrospective re-allocation of certain common costs between Development Areas (DAs) of Rajasthan Block of ₹ 2,723 Crore (US$ 364 million) for the period upto March 31, 2017.

Subsequently, the Company in January 2020 received notifications from DGH on audit exceptions arising out of its audit for the FY 2017-18, which comprises of the consequential effects on profit oil due to the aforesaid matters and certain new matters on cost allowability plus interest aggregating to ₹ 4,828 Crore (US$ 645 million), representing share of the Company and its subsidiary, which have been suitably responded to by the Company.

The Company believes that it has sufficient as well as reasonable basis (pursuant to PSC provisions & approvals), supported by legal advice, for having claimed such costs and for allocating common costs between different DAs. In the Company’s opinion, these computations of the aforesaid demand / audit exceptions are not appropriate and the accounting adjustments sought for issues pertaining to Year 2007 and onwards are based on assumptions that are not in consonance with the approvals already in place. The Company’s view is also supported by independent legal opinion and the Company has been following the process set out in PSC to resolve these aforesaid matters. Thus, the Company sought for appointment of a sole expert for opining on the audit exceptions by a letter dated November 14, 2019 and thereafter on May 14, 2020, Company has issued a notice of Arbitration proceeding on the above matters and is confident of resolution of matters in its favour.

Further to above stated letter from GoI on October 26, 2018, in view of pending non-finalisation of the Addendum to PSC, the extraordinary situation prevailing on account of COVID-19 and non-finalisation of issues including the aforesaid DGH demand, the GoI granted, vide letter dated May 14, 2020, permission to the Company to continue petroleum operations in RJ-ON-90/I block, till the execution of the Addendum to PSC or for a period of three months from May 15, 2020, whichever is earlier.

In our view, above mentioned condition linked to PSC extension is untenable and has not resulted in creation of any liability and cannot be a ground for non-extension. In addition, all necessary procedures prescribed in the PSC including invocation of arbitration, in respect of the stated audit observation have also been fulfilled. Accordingly, in our view, the PSC extension approval granted vide DGH letter dated October 26, 2018 upholds with all conditions addressed and no material liability would devolve upon the Company.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Ravva Block

The Government of India (GoI) has granted its approval for a ten-year extension of PSC for Ravva Block with effect from October 28, 2019, in terms of the provision of the “Policy on the Grant of the extension to Production Sharing Contract Signed by Government awarding small, medium-sized and discovered field to private joint ventures” dated March 28, 2016. The PSC addendum recording this extension has been executed by all parties.

The Ravva Extension Policy, amongst others, provides for an increased share of profit petroleum of 10% for the GoI during the extended term of the Ravva PSC and payment of royalty and cess as per prevailing rate in accordance with the PNG Rules, 1959 and OIDB Act. Under the Ravva PSC, – the Company’s oil and gas business is entitled to recover 100% of cost of production and development from crude oil and natural gas sales before any profit is allocated among the parties. Cost recovery for exploration cost during extension period shall be governed as per the provision of Office Memorandum 2013, 2019 issued by MoPNG on exploration in mining lease area post expiry of the exploration period.

(ix)	Impact of Taxation Laws (Amendment) Act, 2019

Pursuant to the introduction of Section 115BAA of the Indian Income Tax Act, 1961 which is effective April 01, 2019, companies in India have the option to pay corporate income tax at the rate of 22% plus applicable surcharge and cess as against the earlier rate of 30% plus applicable surcharge and cess, subject to certain conditions like, the Company has to forego all benefits like tax holidays, brought forward losses generated through tax incentives/additional depreciation and outstanding MAT credit. Considering all the provisions under Section 115BAA and based on the expected timing of exercising of the option under Section 115BAA, the Company had re-measured its deferred tax balances as at March 31, 2019 leading to a deferred tax credit of ₹ 834 Crore being recognised during the financial year. This requires assumptions regarding future profitability, which is inherently uncertain. To the extent assumptions regarding future profitability change, there can be increase or decrease in the amounts recognised.

(x)	Assessment of impairment of assets at Aluminium division

Considering lower sales realisation, an impairment trigger has been identified in the aluminium division of the Company. The impairment assessments are based on a range of estimates and assumptions, including:

Estimates/ assumptions	Basis
Future production	Production facilities and expansion projects
Commodity prices	management’s best estimate benchmarked with external sources of information, to ensure they are within the range of available analyst forecast
Discount rates	cost of capital risk-adjusted for the risk specific to the asset/ CGU

The Company has carried out an impairment analysis, based on value in use approach, considering the key variables and concluded that there exists no impairment. The Company has carried out sensitivity analysis on key assumptions including commodity price, discount rate and delay in expansion of refinery. Based on sensitivity analysis, the recoverable amount is still expected to exceed the carrying value as at March 31, 2020 of ₹ 36,992 Crore.

(xi)	Flue-gas Desulfurization

Ministry of Environment, Forest and Climate Change (MOEF&CC) has revised emission norms for coal-based power plants in India. Accordingly, both captive and independent coal-based power plants in India are required to comply with these revised norms for reduction of sulphur oxide (SOx) emissions for which the current plant infrastructure is to be modified or new equipment’s have to be installed. Timelines for compliance to the revised norm for various plants in the Company range from June 2020 to March 2022. Different power plants are at different stages of the implementation process. However, it is unlikely that the implementation would be completed by the stipulated date.

CPCB vide notification dated May 20, 2020 published on its website has imposed a penalty of ₹ 18 Lacs per month per non-compliant unit and any further directions based on the periodic review of compliance status.

Power plants of the Company are required to comply with the revised norms in the coming year(s). Company’s respective operations have been engaging with the concerned authorities to extend the timeline for compliance. In the event, the request for extension of timeline is not accepted, this could lead to levy of some penalties, the impact of which is not likely to be material.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

(xii)	Going Concern

Considering the uncertainties caused due to COVID-19, the Company prepared its cash flow forecasts under various scenarios and has performed additional sensitivities on certain key assumptions. Based on such an analysis and assessment of its ability to raise additional capital, the Company continues to prepare its financial statements on a going concern basis.

(B)	Significant Judgement

(i)	Contingencies

In the normal course of business, contingent liabilities may arise from litigation, taxation and other claims against the Company. A provision is recognised when the Company has a present obligation as a result of past events and it is probable that the Company will be required to settle that obligation.

Where it is management’s assessment that the outcome cannot be reliably quantified or is uncertain, the claims are disclosed as contingent liabilities unless the likelihood of an adverse outcome is remote. Such liabilities are disclosed in the notes but are not provided for in the financial statements.

When considering the classification of legal or tax cases as probable, possible or remote, there is judgement involved. This pertains to the application of the legislation, which in certain cases is based upon management’s interpretation of country specific applicable law, in particular India, and the likelihood of settlement. Management uses in-house and external legal professionals to make informed decision.

Although there can be no assurance regarding the final outcome of the legal proceedings, the Company does not expect them to have a materially adverse impact on the Company’s financial position or profitability. These are set out in Note 35.

(ii)	Revenue recognition and receivable recovery in relation to the power division

In certain cases, the Company’s power customers are disputing various contractual provisions of Power Purchase Agreements (PPA). Significant judgement is required in both assessing the tariff to be charged under the PPA in accordance with Ind AS 115 and to assess the recoverability of withheld revenue currently accounted for as receivables.

In assessing this critical judgement, management considered favourable external legal opinions the Company has obtained in relation to the claims. In addition the fact that the contracts are with government owned companies implies the credit risk is low [refer note 7 (c)]

(iii)	Exceptional items:

Exceptional items are those items that management considers, by virtue of their size or incidence (including but not limited to impairment charges and acquisition and restructuring related costs), should be disclosed separately to ensure that the financial information allows an understanding of the underlying performance of the business in the year, so as to facilitate comparison with prior periods. Also tax charges related to exceptional items and certain one-time tax effects are considered Exceptional. Such items are material by nature or amount to the year’s result and require separate disclosure in accordance with Ind AS.

The determination as to which items should be disclosed separately requires a degree of judgement. The details of exceptional items are set out in note 31.

3(d)	BUSINESS COMBINATION AND OTHERS:

A.	Global coke - Acquisition of global coke plant

On July 28, 2019, the Company acquired Sindhudurg plant of Global Coke Limited which was under liquidation as per the Insolvency and Bankruptcy Code 2016 (including all amendments for the time being in force) for a cash consideration of ₹ 33 Crore. The assets acquired mainly included Land, Building and Plant & Machinery of similar value as the cash consideration, and hence no goodwill was recorded. The acquisition will complement backward integration opportunity for the Company’s existing pig iron division and also increase Company’s footprint in met coke market in south western part of India. Detailed disclosure of fair value of the identifiable assets and liabilities of Sindhudurg plant has not been provided as the same is not material.

Acquisition costs related to same were not material.

B.	Acquisition of new hydrocarbon blocks

In August 2018, the Company was awarded 41 hydrocarbon blocks out of 55 blocks auctioned under the Open Acreage Licensing Policy (OALP) by Government of India (GOI). The blocks awarded to the Company comprise of 33 onshore and 8 offshore blocks. The Company will share a specified proportion of the net revenue from each block with GOI and has entered into 41 separate revenue sharing contracts (RSC) on October 01, 2018.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

The bid cost of ₹ 4,122 Crore represents Company’s total committed capital expenditure on the blocks for the committed work programmes during the exploration phase. The Company has provided bank guarantees for minimum work programme commitments amounting to ₹ 2,268 Crore for the 41 exploration blocks. These have been disclosed in note 35.

In March 2019, the Company has been awarded 2 Contract Areas out of total 25 Contract Areas auctioned under Round II of the Discovered Small Field Policy (DSF) by Government of India (GOI). Both the Contract Areas awarded are onland fields. The Company will share a specified proportion of the revenue from each block with GOI and has entered into 2 separate Revenue Sharing Contracts (RSC) on March 07, 2019. There is no commitment for minimum work programme in these blocks.

In July 2019, the Company has been awarded 10 hydrocarbon blocks out of 32 blocks awarded under round II & III of Open Acreage Licensing Policy (OALP) by Government of India (GoI). The blocks awarded to the Company comprise of 7 onshore and 3 offshore blocks. To effect the transaction, the Company has entered into revenue sharing contracts (“RSCs”) with the GoI on July 16, 2019. The bid cost of ₹ 1,761 Crore represents the Company’s estimated cost of committed work programme in the blocks during the initial exploration phase. The Company has provided bank guarantees for minimum work programme commitments amounting to ₹ 512 Crore for the 10 exploration blocks.

C.	Merger of ESL and VSL

During the current year, Hon’ble National Company Law Tribunal, Kolkata Bench vide its Order dated January 31, 2020 approved the Scheme of Amalgamation of Vedanta Star Limited (VSL) into its subsidiary Electrosteel Steels Limited (ESL). Post the amalgamation becoming effective on March 25, 2020, the Company directly holds 95.49% in ESL.

4	SEGMENT INFORMATION

A)	Description of segment and principal activities

The Company is a diversified natural resource company engaged in exploring, extracting and processing minerals and oil and gas. The Company produces oil and gas, aluminium, copper, iron ore and power. The Company has five reportable segments: oil and gas, aluminium, copper, iron ore and power. The management of the Company is organised by its main products: oil and gas, aluminium, copper, iron ore and power. Each of the reportable segments derives its revenues from these main products and hence these have been identified as reportable segments by the Company’s Chief Operating Decision Maker (“CODM”).

Segment Revenue, Results, Assets and Liabilities include the respective amounts identifiable to each of the segments and amount allocated on a reasonable basis. Unallocated expenditure consist of common expenditure incurred for all the segments and expenses incurred at corporate level. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and unallocated liabilities respectively.

The accounting policies of the reportable segments are the same as the Company’s accounting policies described in Note 3. Earnings before Interest, Tax and Depreciation & Amortisation (EBITDA) are evaluated regularly by the CODM, in deciding how to allocate resources and in assessing performance. The operating segments reported are the segments of the Company for which separate financial information is available. The Company’s financing (including finance costs and finance income) and income taxes are reviewed on an overall basis and are not allocated to operating segments.

Pricing between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

The following table presents revenue and profit information and certain assets and liabilities information regarding the Company’s business segments as at and for the year ended March 31, 2020 and March 31, 2019 respectively.

For the year ended March 31, 2020

							(₹ in Crore)
	Business Segments
Particulars	Oil and Gas	Aluminium	Copper	Iron Ore	Power	Eliminations	Total
Revenue
External revenue	6,756	19,022	5,972	3,461	206	—	35,417
Inter segment revenue	—	—	—	2	—	(2)	—

Segment revenue	6,756	19,022	5,972	3,463	206	(2)	35,417
Results
EBITDA [a]	3,884	1,539	(234)	925	(118)	—	5,996
Depreciation, depletion and amortisation expense	1,478	1,356	200	101	129	—	3,264
Other income [b]	—	54	2	6	12	—	74

Segment Results	2,406	237	(432)	830	(235)	—	2,806
Less: Unallocated expenses							122
Less: Finance costs							3,328
Add: Other income (excluding exchange difference and deferred grant)							2,749
Add: Net exceptional loss							(12,568)
Net loss before tax							(10,463)
Other information
Segment Assets	10,900	42,792	5,865	2,549	3,342		65,448
Financial asset investments							62,905
Deferred tax assets							3,464
Income tax assets (net of provisions)							1,682
Cash & cash equivalents (including other bank balances & bank deposits)							2,193
Others							7,222
Total Assets							139,450
Segment Liabilities	8,501	15,369	4,155	1,098	156		29,279
Borrowings							36,569
Income tax liabilities (net)							46
Others							3,661
Total Liabilities							69,555

Capital Expenditure [c]	2,627	1,182	61	102	5	—	3,980
Impairment charge - net / provision [d]	8,273		669	—			12,335

a)	EBITDA is a non-GAAP measure.
b)	Amorisation of duty benefits relating to assets recognised as government grant.
c)	Total Capital expenditure includes capital expenditure of ₹3 Crore not allocable to any segment. It also includes acquisition through business combination.
d)	Total of Impairment charge - net / provision includes net impairment charge on investment in subsidiaries of ₹3,393 Crore not allocable to any segment (Refer Note 31).

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

For the year ended March 31, 2019

							(₹ in Crore)
	Business Segments
Particulars	Oil and Gas	Aluminium	Copper	Iron Ore	Power	Eliminations	Total
Revenue
External revenue	7,104	21,000	6,833	2,909	252	—	38,098
Inter segment revenue	—	—	—	2	—	(2)	—

Segment revenue	7,104	21,000	6,833	2,911	252	(2)	38,098
Results
EBITDA [a]	4,119	1,246	(214)	622	(195)	—	5,578
Depreciation, depletion and amortisation expense	1,531	1,285	197	105	125	—	3,243
Other income [b]	—	53	2	6	11	—	72

Segment Results	2,588	14	(409)	523	(309)	—	2,407
Less: Unallocated expenses							70
Less: Finance costs							3,757
Add: Other income (excluding exchange difference and deferred grant)							6,043
Add: Net exceptional gain							324
Net profit before tax							4,947
Other information
Segment Assets	16,299	45,101	7,141	2,927	3,321	—	74,789
Financial asset investments							68,582
Income tax assets (net of provisions)							2,175
Cash & cash equivalents (including other bank balances & bank deposits)							3,891
Others							1,430
Total Assets							150,867
Segment Liabilities	6,961	17,499	3,743	1,235	162		29,600
Borrowings							42,204
Income tax liabilities (net)							46
Others							1,137
Total Liabilities							72,987

Capital Expenditure [c]	2,274	1,199	291	37	2		3,806
Impairment reversal/(charge) - net / provision [d]	261	—	—	—	—		265

a)	EBITDA is a non-GAAP measure
b)	Amorisation of duty benefits relating to assets recognised as government grant.
c)	Total Capital expenditure includes capital expenditure of ₹3 Crore not allocable to any segment.
d)	Total of Impairment reversal/(charge) - net / provision includes net impairment reversal on investment in subsidiaries of ₹4 Crore not allocable to any segment.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

B)	Geographical segment analysis

The following table provides an analysis of the Company’s sales by region in which the customer is located, irrespective of the origin of the goods.

		(₹ in Crore)
Geographical Segment	Year ended March 31, 2020	Year ended March 31, 2019
Revenue by geographical segment
India	19,013	19,636
China	839	1,797
UAE	24	41
Malaysia	5,341	3,875
Others	10,200	12,749

Total	35,417	38,098

The following is an analysis of the carrying amount of non-current assets, excluding deferred tax assets and financial assets, analysed by the geographical area in which the assets are located:

		(₹ in Crore)
Carrying Amount of Segment Assets	As at March 31, 2020	As at March 31, 2019
India	53,158	61,939

Total	53,158	61,939

C)	Information about major customers

Revenue from one customer amounted to ₹ 3,589 Crore (March 31, 2019: one customer, ₹ 5,077 Crore), arising from sales made in the Aluminium and Copper segment. No other customer contributed to more than 10% of revenues.

D)	Disaggregation of revenue

Below table summarises the disaggregated revenue from contract with customers:

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Oil	5,853	6,763
Gas	447	300
Aluminium products	18,145	19,328
Copper Cathode	4,291	5,375
Iron Ore	1,482	693
Metallurgical coke	66	57
Pig Iron	1,845	2,062
Power	205	299
Others	2,791	3,234
Revenue from contracts with customers*	35,125	38,111
Gains/(losses) from provisionally priced contracts under Ind AS 109	(346)	(13)
JV partner’s share of the exploration costs approved under the OM (Refer Note 26A)	638	—

Total Revenue	35,417	38,098

*	includes revenues from sale of services aggregating to ₹ 431 Crore (FY 2018-19: ₹ 338 Crore) which is recorded over a period of time and the balance revenue is recognised at a point in time.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

5.	PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE ASSETS, CAPITAL WORK-IN-PROGRESS AND EXPLORATION INTANGIBLE ASSETS UNDER DEVELOPMENT

													(₹ in Crore)
	Property, Plant and Equipment												Total including capital work- in-progress and exploration intangible assets under development
Particulars	Freehold Land	Buildings	Plant and equipment	Mining property	Oil & gas producing facilities	Furniture and fixtures	Vehicles	Office equipment	Right of Use assets	Total	Capital Work-in- progress (CWIP)	Exploration intangible assets under development
Gross Block
As at April 01, 2018	1,123	6,734	38,971	26	25,653	166	50	354	—	73,077	11,190	29,278	113,545
Additions	3	15	379	—	153	5	8	22	—	585	2,635	478	3,698
Transfers / Reclassifications	9	54	1,220	—	16,838	2	237	8	—	18,368	11,418	(29,787)	(1)
Disposals/ Adjustments	—	(14)	(525)	—	—	—	(8)	(9)	—	(556)	(2)	—	(558)
Exploration costs written-off (Refer Note 30)	—	—	—	—	—	—	—	—	—	—	—	(48)	(48)
Exchange differences	8	71	366	—	1,432	5	—	11	—	1,893	(87)	2,159	3,965

As at March 31, 2019	1,143	6,860	40,411	26	44,076	178	287	386	—	93,367	25,154	2,080	120,601

ROU assets as at April 01, 2019	—	—	—	—	—	—	—	—	408	408	—	—	408
Additions	7	48	733	—	107	6	26	33	463	1,423	2,450	351	4,224
Acquisition through business combination (Refer Note 3(d)(A)	12	7	14	—	—	—	—	—	—	33	—	—	33
Transfers / Reclassifications [h]	(335)	40	847	—	778	1	26	4	—	1,361	(1,720)	9	(350)
Disposals/ Adjustments	—	(6)	(269)	—	(9)	(1)	(10)	(4)	(224)	(523)	—	—	(523)
Exploration costs written-off (Refer Note 30)	—	—	—	—	—	—	—	—	—	—	—	(1)	(1)
Exchange differences	11	95	524	—	3,641	7	—	19	19	4,316	1,301	190	5,807

As at March 31, 2020	838	7,044	42,260	26	48,593	191	329	438	666	100,385	27,185	2,629	130,199

Accumulated depreciation, depletion, amortisation and impairment
As at April 01, 2018	115	2,174	8,966	26	24,224	99	28	313	—	35,945	804	21,295	58,044
Charge for the year	11	232	1,789	—	1,161	18	6	31	—	3,248	—	—	3,248
Disposals / Adjustments	—	(14)	(387)	—	—	—	(5)	(8)	—	(414)	—	—	(414)
Impairment charge / (reversal) for the year (note 31)	—	—	—	—	(261)	—	—	—	—	(261)	—	—	(261)
Transfers / Reclassifications	—	42	(95)	—	12,071	2	48	2	—	12,070	10,308	(22,379)	(1)
Exchange differences	6	65	324	—	1,400	2	—	10	—	1,807	(106)	1,581	3,282

As at March 31, 2019	132	2,499	10,597	26	38,595	121	77	348	—	52,395	11,006	497	63,898

ROU assets as at April 01, 2019	—	—	—	—	—	—	—	—	—	—	—	—	—
Charge for the year	5	203	1,655	—	1,291	22	23	27	72	3,298	—	—	3,298
Disposals / Adjustments	—	—	(48)	—	—	(1)	(7)	(4)	(28)	(88)	—	—	(88)
Impairment charge for the year (note 31)	—	17	—	—	3,615	—	—	—	22	3,654	4,115	977	8,746
Transfers / Reclassifications	—	—	(7)	—	—	—	7	—	—	—	—	—	—
Exchange differences	9	93	480	—	3,431	6	—	17	3	4,039	1,037	96	5,172

As at March 31, 2020	146	2,812	12,677	26	46,932	148	100	388	69	63,298	16,158	1,570	81,026

Net Book Value/Carrying amount
As at April 01, 2018	1,008	4,560	30,005	—	1,429	67	22	41	—	37,132	10,386	7,983	55,501
As at March 31, 2019	1,011	4,361	29,814	—	5,481	57	210	38	—	40,972	14,148	1,583	56,703

As at March 31, 2020	692	4,232	29,583	—	1,661	43	229	50	597	37,087	11,027	1,059	49,173

314      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Details of Right of use (ROU) Assets

				(₹ in Crore)
	Land	Building	Plant and Equipment	Total
ROU asset as at April 01, 2019	184	224	—	408
Additions	94	35	334	463
Deductions	—	(196)	—	(196)
Depreciation	(20)	(34)	(18)	(72)
Impairment	(22)	—	—	(22)
Exchange difference	—	6	10	16

Net Book Value/Carrying amount as at March 31, 2020	236	35	326	597

Intangible Assets

			(₹ in Crore)
	Software License	Mining Rights	Total
Gross Block
As at April 1, 2018	247	227	474
Additions	13	—	13
Transfers from Property, Plant and Equipment	1	—	1
Disposals/ Adjustments	(4)	—	(4)
Exchange differences	9	—	9

As at March 31, 2019	266	227	493

Additions	18	—	18
Transfers from Property, Plant and Equipment	1	—	1
Disposals/ Adjustments	—	—	—
Exchange differences	15	—	15

As at March 31, 2020	300	227	527

Accumulated amortisation and impairment
As at April 1, 2018	212	218	430
Charge for the year	22	1	23
Disposals/ Adjustments	(3)	—	(3)
Transfers from Property, Plant and Equipment	1	—	1
Exchange differences	8	—	8

As at March 31, 2019	240	219	459

Charge for the year	23	—	23
Disposals/ Adjustments	—	—	—
Transfers from Property, Plant and Equipment	—	—	—
Exchange differences	14	—	14

As at March 31, 2020	277	219	496

Net Book Value/Carrying amount
As at April 1, 2018	35	9	44
As at March 31, 2019	26	8	34
As at March 31, 2020	23	8	31

Notes:

a)	Plant and equipment include refineries, smelters, power plants, railway sidings, ships, aircraft, river fleet and related facilities.

b)	During the year ended March 31, 2020, interest capitalised was ₹ 673 Crore (March 31, 2019: ₹ 567 Crore).

c)	Certain property, plant and equipment are pledged as collateral against borrowings, the details related to which have been described in Note 17 on “Borrowings”.

d)

In accordance with the exemption given under Ind AS 101, which has been exercised by the Company, a first time adopter can continue its previous GAAP policy for accounting for exchange differences arising from translation of long-term foreign currency monetary items recognised in the previous GAAP financial statements for the period ending immediately before the beginning of the first Ind AS financial reporting period i.e. April 01, 2016.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Accordingly, foreign currency exchange differences arising on translation/settlement of long-term foreign currency monetary items acquired before April 01, 2016 pertaining to the acquisition of a depreciable asset amounting to ₹ 13 Crore loss (March 31, 2019: ₹ 2 Crore loss) is adjusted to the cost of respective item of property, plant and equipment.

e)

Property, Plant and Equipment, Capital work-in-progress and exploration and evaluation assets net block includes share of jointly owned assets with the joint venture partners ₹ 6,229 Crore (March 31, 2019: ₹ 12,211 Crore). Due to the reasons mentioned in note 3(c)(A)(viii), in the previous year, the Company has recomputed its reserves till 2030 and has reclassified exploration costs of ₹ 4,071 Crore to property plant and equipment and ₹ 3,362 Crore to capital work-in-progress.

f)	Reconciliation of depreciation, depletion and amortisation expense

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Depreciation/Depletion/Amortisation expense on:
Property, Plant and equipment (Including ROU assets)	3,298	3,248
Intangible assets	23	23
As per Property, Plant and Equipment and Intangible assets schedule	3,321	3,271
Less: Cost allocated to joint ventures	(57)	(28)

As per Statement of Profit and Loss	3,264	3,243

g)

Freehold Land includes ₹ 146 Crore (March 31, 2019 ₹ 129 Crore), accumulated amortisation of ₹ 127 Crore (March 31, 2019 ₹ 112 Crore), which is available for use during the lifetime of the Production Sharing Contract of the respective Oil and Gas blocks and the title deed for the same is in the name of the licensee of the block.

h)

A parcel of land aggregating to ₹ 349 Crore relating to Iron Ore business has been reclassified during the year, due to existing litigation, to Financial Assets and later impaired (Refer Note 31) and ₹ 1 Crore transferred to intangible assets from Capital Work-in-progress.

6	FINANCIAL ASSETS: INVESTMENTS

A)	Non-current Investments

		As at March 31, 2020			As at March 31, 2019
Particulars		No.		Amount (₹ in Crore)	No.		Amount (₹ in Crore)
(a)	Investment in equity shares - at cost/ deemed cost [a]
	Subsidiary companies
	Quoted
	- Hindustan Zinc Limited, of ₹ 2/-each [b]	2,74,31,54,310		44,398	2,74,31,54,310		44,398
	Unquoted
	- Bharat Aluminium Company Limited, of ₹ 10/- each (including 5 shares held jointly with nominees) [b]	11,25,18,495		553	11,25,18,495		553
	- Monte Cello BV, Netherlands, of Euro 453.78 each	40	204		40	204
	Less: Reduction pursuant to merger [c]		(204)	0		(204)	0

	- Sterlite (USA) Inc., of US$.01 per share (₹ 42.77 at each year end)	100		0	100		0
	- Cairn India Holdings Limited (CIHL) of GBP 1 each, fully paid up	42,08,10,062	28,873		42,08,10,062	28,873
	Less: Reduction pursuant to merger [c]		(15,067)	13,806		(15,067)	13,806

	- Vizag General Cargo Berth Private Limited, of ₹ 10 each (including 6 shares held jointly with nominees)	3,21,08,000		32	3,21,08,000		32
	- Paradip Multi Cargo Berth Private Limited, of ₹ 10 each (including 6 shares held jointly with nominees)	10,000		0	10,000		0

316      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

		As at March 31, 2020			As at March 31, 2019
Particulars		No.		Amount (₹ in Crore)	No.		Amount (₹ in Crore)
	- Sterlite Ports Limited, of ₹ 2 each (including 6 shares held jointly with nominees)	2,50,000		0	2,50,000		0
	- Talwandi Sabo Power Limited, of ₹ 10 each (including 6 shares held jointly with nominees)	3,20,66,09,692		3,207	3,20,66,09,692		3,207
	- Sesa Resources Limited, of ₹ 10 each [c]	12,50,000		757	12,50,000		757
	- Bloom Fountain Limited, of US$ 1 each	2,20,10,00,001	14,734		2,20,10,00,001	14,734
	Less: Reduction pursuant to merger [c]		(14,320)	414		(14,320)	414

	- MALCO Energy Limited of ₹ 2 each (including 6 shares held jointly with nominees)	2,33,66,406	116		2,33,66,406	116
	Less: Reduction pursuant to merger [c]		(23)	93		(23)	93

	- THL Zinc Ventures Limited of US$ 100 each	1,00,001	46		1,00,001	46
	Less: Reduction pursuant to merger [c]		(46)	0		(46)	0

	- THL Zinc Holdings BV of EURO 1 each	37,38,000	23		37,38,000	23
	Less: Reduction pursuant to merger [c]		(23)	0		(23)	0

	- Vedanta Star Limited of ₹ 10 each (including 6 shares held jointly with nominees) [d]	—		—	1,96,17,256		1,770
	- Electrosteel Steels Limited of ₹ 10 each (including 6 shares held jointly with nominees) [d]	1,76,55,53,040		1,770	—		—
	Associate companies - unquoted
	- Gaurav Overseas Private Limited, of ₹ 10 each	3,23,000		0	3,23,000		0
	Joint venture - unquoted
	- Rampia Coal Mines and Energy Private Limited, of ₹ 1 each	2,72,29,539		3	2,72,29,539		3
	Investment in equity shares at fair value through other comprehensive income
	Quoted
	- Sterlite Technologies Limited, of ₹ 2 each (including 60 shares held jointly with nominees)	47,64,295		30	47,64,295		104
	Unquoted
	- Sterlite Power Transmission Limited, of ₹ 2 each (including 12 shares held jointly with nominees)	9,52,859		11	9,52,859		11
	- Goa Shipyard Limited of ₹ 10 each	2,50,828		0	2,50,828		0
(b)	Investment in preference shares of subsidiary companies - at cost
	Subsidiary companies – Unquoted
	- Bloom Fountain Limited, 0.25% Optionally Convertible Redeemable Preference shares of US$ 1 each	18,59,900		907	18,59,900		907
	- Bloom Fountain Limited, 0.25% Optionally Convertible Redeemable Preference shares of US$ 100 each	3,60,500		215	3,60,500		215

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STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

		As at March 31, 2020			As at March 31, 2019
Particulars		No.		Amount (₹ in Crore)	No.		Amount (₹ in Crore)
	- THL Zinc Ventures Limited, 0.25% Optionally Convertible Redeemable Preference shares of US$ 1 each	70,00,000	3,187		70,00,000	3,187
	Less: Reduction pursuant to merger [c]		(3,187)	0		(3,187)	0

	- THL Zinc Holdings BV, 0.25% Optionally Convertible Redeemable Preference shares of EURO 1 each	55,00,000	2,495		55,00,000	2,495
	Less: Reduction pursuant to merger [c]		(2,495)	0		(2,495)	0

(c)	Investment in Government or Trust securities at cost / amortised cost
	- 7 Years National Savings Certificates (March 31, 2020: ₹ 35,450 March 31, 2019: ₹ 35,450) (Deposit with Sales Tax Authority)	—		0	—		0
	- UTI Master gain of ₹ 10 each (March 31, 2020: ₹ 4,072 March 31, 2019: ₹ 4,072)	100		0	100		0
	- Vedanta Limited ESOS Trust (March 31, 2020: ₹ 5,000 March 31, 2019: ₹ 5,000)	—		0	—		0
(d)	Investments in debentures of subsidiary companies at cost / amortised cost
	- Vizag General Cargo Berth Private Limited, 0.1% compulsorily convertible debentures of ₹ 1,000 each	15,00,000		149	15,00,000		150
	- MALCO Energy Limited, compulsorily convertible debentures of ₹ 1,000 each	6,13,54,483	6,136		6,13,54,483	6,136
	Less: Reduction pursuant to merger [c]		(6,118)	18		(6,118)	18

(e)	Investments in Co-operative societies at fair value through profit and loss
	- Sesa Ghor Premises Holders Maintenance Society Limited, of ₹ 200 each (March 31, 2020: ₹ 8,000 March 31, 2019: ₹ 8,000)	40		0	40		0
	- Sesa Goa Sirsaim Employees Consumers Co-operative Society Limited, of ₹ 10 each (March 31, 2020: ₹ 2,000 March 31, 2019: ₹ 2,000)	200		0	200		0
	- Sesa Goa Sanquelim Employees Consumers Co-operative Society Limited, of ₹ 10 each (March 31, 2020: ₹ 2,300 March 31, 2019: ₹ 2,300)	230		0	230		0
	- Sesa Goa Sonshi Employees Consumers Co-operative Society Limited, of ₹ 10 each (March 31, 2020: ₹ 4,680 March 31, 2019: ₹ 4,680)	468		0	468		0
	- Sesa Goa Codli Employees Consumers Co-operative Society Limited, of ₹ 10 each (March 31, 2020: ₹ 4,500 March 31, 2019: ₹ 4,500)	450		0	450		0
	- Sesa Goa Shipyard Employees Consumers Co-operative Society Limited, of ₹ 10 each (March 31, 2020: ₹ 5,000 March 31, 2019: ₹ 5,000)	500		0	500		0

318      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

		As at March 31, 2020		As at March 31, 2019
Particulars		No.	Amount (₹ in Crore)	No.	Amount (₹ in Crore)
	- The Mapusa Urban Cooperative Bank Limited, of ₹ 25 each (March 31, 2020: ₹ 1,000 March 31, 2019: ₹ 1,000)	40	0	40	0
(f)	Investment in Bonds – Unquoted at fair value through profit and loss
	- Infrastructure Leasing & Financial Services Limited		51		—
	Less: Provision for diminution in value of investments in:
	Bloom Fountain Limited		(1,536)		(1,536)
	Sesa Resources Limited (Note 31)		(750)		(696)
	Rampia Coal Mines and Energy Private Limited		(2)		(2)
	Cairn India Holdings Limited (CIHL) (Note 31)		(3,339)		—

	Total		60,787		64,204

	Aggregate amount of impairment		(5,627)		(2,234)
	Aggregate amount of quoted investments		44,428		44,502
	Market value of quoted investments		42,590		76,048
	Aggregate carrying amount of unquoted investments		16,359		19,702

a)	Carrying value of investment in equity shares of Hindustan Zinc Limited (HZL) is at deemed cost and for all other subsidiaries, it is at the cost of acquisition.

b)

Pursuant to the Government of India’s policy of disvestment, the Company in April 2002 acquired 26% equity interest in HZL from the Government of India. Under the terms of the Shareholder’s Agreement (‘SHA’), the Company had two call options to purchase all of the Government of India’s shares in HZL at fair market value. The Company also acquired an additional 20% of the equity capital in HZL through an open offer. The Company exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital, increasing its shareholding to 64.9%. The second call option provides the Company the right to acquire the Government of India’s remaining 29.5% share in HZL. This call option is subject to the right of the Government of India to sell 3.5% of HZL shares to HZL employees. The Company exercised the second call option on July 21, 2009. The Government of India disputed the validity of the call option and has refused to act upon the second call option. Consequently, the Company invoked arbitration which is in the early stages. The next date of hearing is to be notified. The Government of India without prejudice to the position on the Put / Call option issue has received approval from the Cabinet for divestment and the Government is looking to divest through the auction route. Meanwhile, the Supreme Court has, in January 2016, directed status quo pertaining to disinvestment of Government of India’s residual shareholding while hearing the public interest petition filed. The Company has filed an early hearing application in Supreme Court. The hearings in the matter have started and will now be listed for further arguments in due course.

Pursuant to the Government of India’s policy of divestment, the Company in March 2001 acquired 51% equity interest in BALCO from the Government of India. Under the terms of the SHA, the Company has a call option to purchase the Government of India’s remaining ownership interest in BALCO at any point from March 02, 2004. The Company exercised this option on March 19, 2004. However, the Government of India has contested the valuation and validity of the option and contended that the clauses of the SHA violate the (Indian) Companies Act, 1956 by restricting the rights of the Government of India to transfer its shares and that as a result such provisions of the SHA were null and void. In the arbitration filed by the Company, the arbitral tribunal by a majority award rejected the claims of the Company on the grounds that the clauses relating to the call option, the right of first refusal, the “tag-along” rights and the restriction on the transfer of shares violate the erstwhile Companies Act, 1956 and are not enforceable. The Company has challenged the validity of the majority award in the Hon’ble High Court of Delhi and sought for setting aside the arbitration award to the extent that it holds these clauses ineffective and inoperative. The Government of India also filed an application before the High Court of Delhi to partially set aside the arbitral award in respect of certain matters involving valuation. The matter is currently scheduled for hearing by the Delhi High Court on August 11, 2020. Meanwhile, the Government of India without prejudice to its position on the Put / Call option issue has received approval from the Cabinet for divestment and the Government is looking to divest through the auction route.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    319

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

On January 09, 2012, the Company offered to acquire the Government of India’s interests in HZL and BALCO for ₹ 15,492 Crore and ₹ 1,782 Crore respectively. This offer was separate from the contested exercise of the call options, and Company proposed to withdraw the ongoing litigations in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the Government of India and therefore, there is no certainty that the acquisition will proceed.

In view of the lack of resolution on the options, the non-response to the exercise and valuation request from the Government of India, the resultant uncertainty surrounding the potential transaction and the valuation of the consideration payable, the Company considers the strike price of the options to be at the fair value, which is effectively nil, and hence the call options have not been recognised in the financial statements.

c)	Reduction pursuant to merger of Cairn India Limited with Vedanta Limited accounted for in the year ended March 31, 2017.

d)	Refer Note 3(d)(C) - Merger of ESL and VSL.

B)	Current Investment

		(₹ in Crore)
Particulars	As at March 31, 2020	As at March 31, 2019
Investments carried at fair value through profit and loss
Investment in mutual funds - quoted	81	1,229
Investment in mutual funds - unquoted	589	1,310
Investment in bonds - quoted	1,448	1,733
Investment in India Grid Trust - quoted	0	106

Total	2,118	4,378

Aggregate amount of quoted investments, and market value thereof	1,529	3,068
Aggregate amount of unquoted investments	589	1,310

7	FINANCIAL ASSETS - TRADE RECEIVABLES

						(₹ in Crore)
	As at March 31, 2020			As at March 31, 2019
Particulars	Non-current	Current	Total	Non-current	Current	Total
Unsecured	1,859	843	2,702	1,745	1,994	3,739
Less: Provision for expected credit loss	(513)	(11)	(524)	(497)	(28)	(525)

Total	1,346	832	2,178	1,248	1,966	3,214

(a)	The credit period given to customers ranges from zero to 90 days. Also refer note 20(C)(d).
(b)	For amounts due and terms and conditions relating to related party receivables see note 36.
(c)

As at March 31, 2018, ₹ 767 Crore was outstanding on account of certain disputes relating to computation of tariffs and differential revenues recognised with respect to tariffs pending finalisation by the Odisha State Regulatory Commission. During FY 2018-19 the said disputes were settled and minuted. However, the customer has raised certain claims on the Company in respect of short supply of power for which a provision of ₹ 218 Crore has been made. Pending ratification of aforesaid minutes by Odisha Electricity Regulatory Commission (OERC) and adjudication on certain issues related to the claim, the customer has withheld ₹ 1,349 Crore, which the Company is confident of recovering. Hearing on the subject matter (PPA Amendment Case) has been completed in October 2019 and the order has been reserved.

(d)	The total trade receivables as at April 01, 2018 were ₹ 2,439 Crore (net of provision for expected credit loss).

8	FINANCIAL ASSETS - LOANS

						(₹ in Crore)
	As at March 31, 2020			As at March 31, 2019
Particulars	Non-current	Current	Total	Non-current	Current	Total
Unsecured, considered good
Loans to related parties (Refer Note 36)	183	1,595	1,778	197	114	311
Loan to employees	—	1	1	—	1	1
Others	—	—	—	—	3	3

Total	183	1,596	1,779	197	118	315

320      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

9	FINANCIAL ASSETS - OTHERS

						(₹ in Crore)
	As at March 31, 2020			As at March 31, 2019
Particulars	Non-current	Current	Total	Non-current	Current	Total
Bank Deposits	717	—	717	—	—	—
Site restoration asset [a]	411	—	411	365	—	365
Unsecured, considered good
Security deposits	76	23	99	82	10	92
Advance recoverable (Oil and Gas Business)	—	3,038	3,038	—	2,382	2,382
Others [b]	469	479	948	172	36	208
Receivable from related parties (Refer Note 36)	—	286	286	—	202	202
Unsecured, considered credit impaired
Security deposits	15	1	16	15	1	16
Others [b,c]	391	264	655	—	232	232
Less: Provision for expected credit loss	(406)	(265)	(671)	(15)	(233)	(248)

Total	1,673	3,826	5,499	619	2,630	3,249

(a)	Site restoration asset earns interest at fixed rate based on respective deposit rate.
(b)	Others include claims receivables. It also includes advance profit petroleum of ₹ 161 Crore (March 31, 2019: ₹ 149 Crore) (Refer Note 40(b)).
(c)

A parcel of land amounting to ₹ 349 Crore relating to Iron Ore business has been reclassified during the year, due to existing litigation, from Property, plant and equipment and later provided for (Refer Note 31).

10	OTHER ASSETS

						(₹ in Crore)
	As at March 31, 2020			As at March 31, 2019
Particulars	Non-current	Current	Total	Non-current	Current	Total
Capital advances	716	—	716	1,381	—	1,381
Advances for related party supplies (Refer Note 36)	—	—	—	—	117	117
Advances for supplies	95	973	1,068	—	972	972
Others
Balance with government authorities [a]	453	606	1,059	416	350	766
Leasehold land prepayments [b]	—	—	—	215	2	217
Loan to employee benefit trust	334	—	334	351	—	351
Others [c]	674	455	1,129	664	530	1,194
Unsecured, considered doubtful
Capital advances [d]	202	—	202	6	—	6
Balance with government authorities	3	—	3	3	—	3
Advance for supplies	—	37	37	—	37	37
Others [c]	263	4	267	211	4	215
Less: Provision for doubtful advances	(468)	(41)	(509)	(220)	(41)	(261)

Total	2,272	2,034	4,306	3,027	1,971	4,998

(a)

Includes ₹ 30 Crore (March 31, 2019: ₹ 30 Crore), being Company’s share of gross amount of ₹ 86 Crore (March 31, 2019: ₹ 86 Crore) paid under protest on account of Education Cess and Secondary Higher Education Cess for the financial year 2013-14.

(b)

Represents prepayments in respect of land taken under operating leases, were being amortised equally over the period of the lease. The same has been accounted for as a ROU asset post adoption of Ind AS 116 in the current year.

(c)	Others include claim receivables, advance recoverable (oil and gas business), prepaid expenses and export incentive receivables.
(d)	During the year, an impairment charge of ₹ 196 Crore has been recognised relating to copper business. Refer Note 31(b).

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    321

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

11	INVENTORIES

		(₹ in Crore)
Particulars	As at March 31, 2020	As at March 31, 2019
Raw Materials	1,370	3,024
Goods-in transit	595	1,154
Work-in-progress	1,835	1,195
Finished goods	465	880
Fuel Stock	608	440
Goods-in-transit	258	413
Stores and Spares	557	547
Goods-in transit	1	4

Total	5,689	7,657

(a)	For method of valuation for each class of inventories, refer note 3(a)(J).
(b)	Inventory held at net realisable value amounted to ₹ 2,263 Crore (March 31, 2019: ₹ 3,584 Crore).
(c)	The write down of inventories amounting to ₹ 56 Crore (March 31, 2019: ₹ 152 Crore) has been charged to the Statement of Profit and Loss during the year.

12	CURRENT FINANCIAL ASSETS - CASH AND CASH EQUIVALENTS

		(₹ in Crore)
Particulars	As at March 31, 2020	As at March 31, 2019
Balances with banks	1,661	3,026
Deposits with original maturity of less than 3 months (including interest accrued thereon) [a]	185	183
Cash on hand	0	0

Total	1,846	3,209

(a)	Bank deposits earns interest at fixed rate based on respective deposit rate.
(b)	Cash & Cash equivalents for the purpose of Statement of Cash Flows comprises the following:

		(₹ in Crore)
Particulars	As at March 31, 2020	As at March 31, 2019
Cash and cash equivalents as above	1,846	3,209
Earmarked unpaid dividend accounts (Refer Note 13)	74	75

Total	1,920	3,284

13	CURRENT FINANCIAL ASSETS - OTHER BANK BALANCES

		(₹ in Crore)
Particulars	As at March 31, 2020	As at March 31, 2019
Bank deposits with original maturity of more than 12 months (including interest accrued thereon) [a]	0	3
Bank deposits with original maturity of more than 3 months but less than 12 months (including interest accrued thereon) [a,b]	271	602
Earmarked unpaid dividend accounts [c]	74	75
Earmarked escrow account [d]	2	2

Total	347	682

(a)	Bank deposits earns interest at fixed rate based on respective deposit rate.
(b)	Includes ₹ 256 Crore (March 31, 2019: ₹ 591 Crore) on lien with banks and margin money ₹ 12 Crore (March 31, 2019: ₹ 11 Crore).
(c)	Earmarked unpaid dividend accounts are restricted in use as it relates to unclaimed or unpaid dividend.
(d)	Earmarked escrow account is restricted in use as it relates to unclaimed redeemable preference shares.

322      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

14	SHARE CAPITAL

	As at March 31, 2020		As at March 31, 2019
Particulars	Number (in Crore)	Amount (₹ in Crore)	Number (in Crore)	Amount (₹ in Crore)
A. Authorised equity share capital
Opening and Closing balance [equity shares of ₹ 1 each with voting rights]	4,402	4,402	4,402	4,402
Authorised preference share capital [a]
Opening and Closing balance [preference shares of ₹ 10/- each]	301	3,010	301	3,010
B. Issued, subscribed and paid up
Equity shares of ₹ 1/- each with voting rights [b,c]	372	372	372	372

	372	372	372	372

(a)

Redeemable preference shares of ₹ 3,010 Crore were redeemed on October 27, 2018 i.e. 18 months from the date of allotment as per the scheme of amalgamation of Cairn India Limited with Vedanta Limited. An equivalent amount of ₹ 3,010 Crore has been transferred from general reserve to preference share redemption reserve.

(b)	Includes 3,08,232 (March 31, 2019: 3,08,232) equity shares kept in abeyance. These shares are not part of listed equity capital and pending allotment as they are sub-judice.
(c)	Includes 1,43,78,261 (March 31, 2019: 1,49,98,702) equity shares held by Vedanta Limited ESOS Trust (Refer Note 25).

C.	Shares held by the ultimate holding company and its subsidiaries*

	As at March 31, 2020		As at March 31, 2019
Particulars	No. of Shares held (in Crore)	% of holding	No. of Shares held (in Crore)	% of holding
Twin Star Holdings Limited	128.01	34.44	128.01	34.44
Twin Star Holdings Limited [2]	9.93	2.67	9.93	2.67
Finsider International Company Limited	40.15	10.80	40.15	10.80
Westglobe Limited	4.43	1.19	4.43	1.19
Welter Trading Limited	3.82	1.03	3.82	1.03

Total	186.34	50.13	186.34	50.13

*	The % of holding has been calculated on the issued and subscribed share capital as at the respective balance sheet date.
(1)	All the above entities are subsidiaries of Volcan Investments Limited, the ultimate holding Company.
(2)	Represented by 2,48,23,177 American Depository Shares (“ADS”).

D.	Aggregate number of bonus shares issued, shares issued for consideration other than cash and shares bought back during the period of five years immediately preceding the reporting date

		(₹ in Crore)
Particulars	As at March 31, 2020	As at March 31, 2019
Equity shares issued pursuant to Scheme of Amalgamation (in FY 2017-18)	75	75
Preference shares issued pursuant to Scheme of Amalgamation (in FY 2017-18)*	301	301

*	These were redeemed on October 27, 2018.

E.	Details of shareholders holding more than 5% shares in the Company*

	As at March 31, 2020		As at March 31, 2019
	No. of		No. of
	Shares held	% of	Shares held	% of
Particulars	(in Crore)	holding	(in Crore)	holding
Twin Star Holdings Limited	128.01	34.44	128.01	34.44
Twin Star Holdings Limited #	9.93	2.67	9.93	2.67
Finsider International Company Limited	40.15	10.80	40.15	10.80
ICICI Prudential Equity Arbitrage Fund	18.69	5.03	18.36	4.94
Life Insurance Corporation of India	23.67	6.37	23.66	6.37

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STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

*	The % of holding has been calculated on the issued and subscribed share capital as at the respective balance sheet date.
#	2,48,23,177 ADS, held by CITI Bank N.A. New York as a depository.

As per the records of the Company, including its register of shareholders/members, the above shareholding represents legal ownership of shares.

F.	Other disclosures

(i)

The Company has one class of equity shares having a par value of ₹ 1 per share. Each shareholder is eligible for one vote per share held and dividend as and when declared by the Company. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting, except in case of interim dividend which is paid as and when declared by the Board of Directors. In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts, in proportion to their shareholding.

(ii)

The Company had one class of 7.5% non-cumulative redeemable preference shares having a par value of ₹10 per share. Each preference shareholder is eligible for one vote per share as per terms of Section 47(2) of the Companies Act, 2013 and dividend as and when declared by the Company. As per the terms of preference shares, these shares are redeemable at par on expiry of 18 months from the date of their allotment. In the event of winding up of Vedanta Limited, the holders of Preference Shares shall have a right to receive repayment of capital paid up and arrears of dividend, whether declared or not, up to the commencement of winding up, in prioirty to any payment of capital on the equity shares out of the surplus of Vedanta Limited.

(iii)

ADS shareholders do not have right to attend General meetings in person and also do not have right to vote. They are represented by depository, CITI Bank N.A. New York. As at March 31, 2020—26,17,80,208 equity shares were held in the form of 6,54,45,052 ADS (March 31, 2019—24,87,79,452 equity shares were held in the form of 6,21,94,863 ADS).

(iv)

In terms of Scheme of Arrangement as approved by the Hon’ble High Court of Judicature at Mumbai, vide its order dated April 19, 2002, the erstwhile Sterlite Industries (India) Limited (merged with the Company during 2013-14) during 2002-2003 reduced its paid up share capital by ₹10 Crore. There are 2,01,711 equity shares (March 31, 2019: 2,01,085 equity shares) of ₹1 each pending clearance from NSDL. The Company has filed an application in Hon’ble High Court of Mumbai to cancel these shares, the final decision on which is pending. Hon’ble High Court of Judicature at Mumbai, vide its interim order dated September 06, 2002 restrained any transaction with respect to subject shares.

15	OTHER EQUITY (REFER STATEMENT OF CHANGES IN EQUITY)

a)

General reserve: Under the erstwhile Companies Act, 1956, general reserve was created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers was to ensure that if a dividend distribution in a given year is more than 10% of the paid-up capital of the Company for that year, then the total dividend distribution is less than the total distributable reserves for that year. Consequent to introduction of Companies Act, 2013, the requirement to mandatorily transfer a specified percentage of the net profit to general reserve has been withdrawn.

b)

Debenture redemption reserve: As per the earlier provision under the Indian Companies Act, companies that issue debentures were required to create debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain 25% as a reserve of outstanding redeemable debentures. The amounts credited to the debenture redemption reserve may not be utilised except to redeem debentures. The MCA vide its Notification dated August 16, 2019, had amended the Companies (Share Capital and Debenture) Rules, 2014, wherein the requirement of creation of Debenture Redemption Reserve has been exempted for certain class of companies, hence, in view of the same, Vedanta Limited is not required to create Debenture Redemption Reserve.

c)

Preference share redemption reserve: The Companies Act provides that companies that issue preference shares may redeem those shares from profits of the Company which otherwise would be available for dividends, or from proceeds of a new issue of shares made for the purpose of redemption of the preference shares. If there is a premium payable on redemption, the premium must be provided for, either by reducing the additional paid in capital (securities premium account) or net income, before the shares are redeemed. If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the preference share redemption reserve account. This amount should then be utilised for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of the Company. During the previous year, on redemption of preference share, ₹3,010 Crore has been transferred from general reserve to preference share redemption reserve.

d)	Capital reserve: The balance in capital reserve has mainly arisen consequent to merger of Cairn India Limited with the Company.

324      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

16	CAPITAL MANAGEMENT

The Company’s objectives when managing capital is to safeguard continuity, maintain a strong credit rating and healthy capital ratios in order to support its business and provide adequate return to shareholders through continuing growth. The Company’s overall strategy remains unchanged from previous year.

The Company sets the amount of capital required on the basis of annual business and long-term operating plans which include capital and other strategic investments.

The funding requirements are met through a mixture of equity, internal fund generation and borrowings. The Company’s policy is to use current and non-current borrowings to meet anticipated funding requirements. The Company monitors capital on the basis of the gearing ratio which is net debt divided by total capital (equity plus net debt). The Company is not subject to any externally imposed capital requirements.

Net debt are non-current and current debts as reduced by cash and cash equivalents, other bank balances and current investments. Equity comprises all components including other comprehensive income.

The following table summarises the capital of the Company:

	(₹ in Crore except otherwise stated)
Particulars	As at March 31, 2020	As at March 31, 2019
Cash and cash equivalents (Refer Note 12)	1,846	3,209
Other bank balances (Refer Note 13)	347	682
Non-current bank deposits (Refer Note 9)	717	—
Current investments (Refer Note 6B)	2,118	4,378

Total cash (a)	5,028	8,269

Non-current borrowings (Refer Note 17A)	21,629	20,521
Current borrowings (Refer Note 17B)	10,819	17,180
Current maturities of long-term debt (Refer Note 19)	6,489	4,503

Total borrowings (b)	38,937	42,204

Net debt c=(b-a)	33,909	33,935

Total equity	69,895	77,880

Total capital (equity + net debt) (d)	1,03,804	1,11,815

Gearing ratio (times) (c/d)	0.33	0.30

17	FINANCIAL LIABILITIES—BORROWINGS

A)	Non-current borrowings

	(₹ in Crore)
Particulars	As at March 31, 2020	As at March 31, 2019
At amortised cost
Secured
Non-convertible debentures	13,013	9,898
Term loans from banks
- Rupee term loans	11,724	15,037
- Foreign currency term loans	3,227	—
Others	75	—
Unsecured
Deferred sales tax liability	77	87
Redeemable preference shares	2	2
Non-current borrowings (A)	28,118	25,024
Less: Current maturities of long-term debt (Refer Note 19)	(6,489)	(4,503)

Total Non-current borrowings (Net)	21,629	20,521

Current borrowings (B) (Refer Note 17 B)	10,819	17,180

Total borrowings (A+B)	38,937	42,204

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    325

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

B)	Current borrowings

		(₹ in Crore)
Particulars	As at March 31, 2020	As at March 31, 2019
At amortised cost
Secured
Term loans from banks (Foreign currency)	1,041	—
Project buyers credit from banks	—	16
Loans repayable on demand from banks	1	715
Working capital loan	12	—
Amounts due on factoring	10	360
Others	1,138	—
unsecured
Commercial paper	7,524	14,555
Packing credit in foreign currencies from banks	—	492
Working capital loan	—	325
Amounts due on factoring	16	717
Loans repayable on demand from banks	1,077	—

Total	10,819	17,180

The Company has discounted trade receivables on recourse basis of ₹ 26 Crore (March 31, 2019: ₹ 1,077 Crore). Accordingly, the monies received on this account are shown as borrowings as the trade receivables does not meet de-recognition criteria. The above borrowings pertaining to trade receivables discounted has been reinstated on account of foreign exchange fluctuation.

a)	Details of Non-convertible debentures issued by the Company have been provided below (Carrying Value):

		(₹ in Crore)
Particulars	As at March 31, 2020	As at March 31, 2019
9.2% due February-2030	2,000	—
9.2% due December-2022	748	—
8.75% due June-2022	1,268	—
8.9% due December-2021	898	—
8.75% due September-2021	250	250
9.18% due July-2021	1,000	1,000
8.5% due June-2021	1,650	1,649
8.75% due April-2021	250	250
8.5% due April-2021	2,349	2,349
9.45% due August-2020	2,000	2,000
8.7% due April-2020	600	600
7.8% due December-2020*	—	500
7.95% due April-2020**	—	300
7.5% due November-2019	—	200
8.25% due October-2019	—	300
8.65% due September-2019	—	150
7.6% due May-2019	—	350

Total	13,013	9,898

*	Repaid during the year.

**	Put option was excercised by the NCD holders, basis which NCDs became due for repayment.

326      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

b)

Vedanta Limited has taken borrowings towards funding of its acquisitions, capital expenditure and working capital requirements. The borrowings comprise of funding arrangements from various banks and financial institution. The details of security provided by the Company to various lenders on the assets of the Company are as follows:

		(₹ in Crore)
Particulars	As at March 31, 2020	As at March 31, 2019
Secured long-term borrowings	28,039	24,935
Secured short-term borrowings	2,202	1,091

Total secured borrowings	30,241	26,026

			(₹ in Crore)
Facility Category	Security details	As at March 31, 2020	As at March 31, 2019
Working capital loans*	First pari passu charge on all rights, title, claim and benefit in all the whole of the current assets of Vedanta Limited, both present and future, including stock and raw material, stock in process, semi finished and finished goods, stores and spares not relating to plant and machinery (consumable stores and spares)	1	—
	First pari passu charge on current assets of Vedanta Limited	3	—
	Secured by hypothecation of inventory of Vedanta Limited including other movables like book debts and bills outstanding	11	—
	Secured by receivables on sale of crude oil of Vedanta Limited	8	—
	Other secured working capital loans	—	1,075
Non-Convertible Debentures	Secured by the whole of the movable fixed assets of (i) Alumina Refinery having output of 1 MTPA along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Odisha and (ii) Aluminium Smelter having output of 1.6 MTPA along with 1215 (9*135) MW CPP at Jharsuguda, Odisha	4,914	—
	Secured by way of “movable fixed assets” in relation to the 1.6 MTPA aluminium smelter alongwith 1215 MW (135MW * 9) captive power plant located in Jharsuguda and 1 MTPA Alumina Refinery alongwith 90 MW co-generation power plant located at Lanjigarh in Odisha State and shall include all present movable plant and machinery, machinery spares, tools and accessories, fixtures, mechanical and electrical equipments, machinery and all other movable fixed assets and all estate, right, title, interest, property, claims and demands whatsoever in relation to assets	2,000	2,000
	Secured by a first pari passu charge on the whole of the present and future of the movable fixed assets of 2400 MW (600 MW*4) Power Plant of Vedanta Limited at Jharsuguda location	3,999	3,998
	Secured by way of first ranking pari passu charge on movable fixed assets in relation to the Lanjigarh Refinery Expansion Project (having capacity beyond 2 MTPA and upto 6 MTPA) situated at Lanjigarh, Odisha. The Lanjigarh Refinery Expansion Project shall specifically exclude the 1 MTPA alumina refinery of Vedanta Limited along with 90 MW power plant in Lanjigarh and all its related capacity expansions	1,100	1,250
	Secured by way of first pari passu charge on all present and future of the movable fixed assets of 2400 MW (600 MW*4) Power Plant of Vedanta Limited at Jharsuguda location, as may be identified and notified by the Issuer to the Security Trustee from time to time, with minimum asset coverage of 1 time of the aggregate face value of debentures outstanding at any point of time	1,000	1,000
	Other secured non-convertible debentures	—	1,650

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    327

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

			(₹ in Crore)
Facility Category	Security details	As at March 31, 2020	As at March 31, 2019
Term loans from banks (includes rupee term loans and foreign currency term loans)	First pari passu charge by way of hypothecation/ equitable mortgage on the movable/ immovable assets of the Aluminium division comprising of alumina refinery having output of 1 MTPA along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Odisha; aluminium smelter having output of 1.6 MTPA along with 1215 (9x135) MW CPP at Jharsuguda, Odisha, both present and future	3,384	5,102

Secured by a pari passu charge by way of hypothecation of all the movable fixed assets of Vedanta Limited pertaining to its Aluminium division project consisting of (i) alumina refinery having output of 1 MTPA (Refinery) along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Odisha (Power Plant) and (ii) aluminium smelter having output of 1.6 MTPA along with 1215 (9x135) MW CPP at Jharsuguda, Odisha (Smelter) (the Refinery, Power Plant and Smelter). Also, a first pari passu charge by way of equitable mortgage on the land pertaining to the mentioned project of aluminium division

		2,885	3,551
	Secured by a pari passu charge by way of hypothecation on the movable fixed assets of the Lanjigarh Refinery Expansion Project including 210 MW Power Project. Lanjigarh Refinery Expansion Project shall specifically exclude 1 MTPA alumina refinery of the Company along with 90 MW power plant in Lanjigarh and all its related expansions	458	482
	Secured by a pari passu charge by way of hypothecation on the movable fixed assets of Vedanta Limited pertaining to its Aluminium division comprising of 1 MTPA alumina refinery plant with 90 MW captive power plant at Lanjigarh, Odisha and 1.6 MTPA aluminium smelter plant with 1215 MW captive power plant at Jharsuguda, Odisha	1,380	1,734
	Secured by a pari passu charge by way of hypothecation/equitable mortgage of the movable/immovable fixed assets of Vedanta Limited pertaining to its Aluminium Division comprising of 1 MTPA alumina refinery plant with 90 MW captive power plant at Lanjigarh, Odisha and 1.6 MTPA aluminium smelter plant with 1215 MW captive power plant at Jharsuguda, Odisha	2,984	2,984
	First pari passu charge by way of hypothecation/ equitable mortgage on the movable/ immovable assets of the Aluminium division of Vedanta Limited comprising of alumina refinery having output of 1 MTPA along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Odisha; aluminium smelter having output of 1.6 MTPA along with 1215 (9x135) MW CPP at Jharsuguda, Odisha and additional charge on Lanjigarh Expansion project, both present and future	1,137	1,184
	Secured by a pari passu charge on the whole of the movable fixed assets of 1.6 MTPA Aluminium smelter including 1215 MW power plant of Vedanta Limited situated at Jharsuguda and movable fixed assets of 1 MTPA Alumina refinery including 90 MW thermal power plant (operating capacity) situated at Lanjigarh, including movable plant and machinery, machinery spares, tools and accessories, condensers, generators, cooling systems, pumps, tanks, transformers and all other equipment’s, furniture, fittings, fixtures, vehicles and all other movable fixed assets both present and future	500	—

328      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

			(₹ in Crore)
Facility Category	Security details	As at March 31, 2020	As at March 31, 2019

Secured by first pari passu charge by way of hypothecation over all the movable assets(save and except Current Assets) of Vedanta Limited, present or future, pertaining to Lanjigarh refinery expansion project beyond 1.7 MTPA to 6.0 MTPA located at Lanjigarh Odisha including but not limited to plant and machinery, machinery spares, tools and accessories in relation to aforementioned expansion project. Among others, the Lanjigarh Refinery Expansion Project shall specifically exclude the alumina refinery upto 1.7 MTPA of the Company along with 90 MW power plant in Lanjigarh and all its related expansions

		736	—
	Secured by charge on investment of Vedanta Limited in INR bonds	1,041	—
	Secured by first pari passu charge by way of whole of the movable fixed assets of (i) Alumina Refinery having output of 1 MTPA along with co-generation captive power plant with an aggregate capacity of 90MW at Lanjigarh, Odisha and (ii) Aluminium Smelter having output of 1.6 MTPA along with 1215 (9*135) MW CPP at Jharsuguda, Odisha	1,487	—
Others	First charge by way of hypothecation on the entire stocks of raw materials, semi-finished and finished goods, consumable stores and spares and such other movables including book-debts, bills whether documentary or clean, outstanding monies, receivables and all other current assets of Vedanta limited, both present and future, ranking pari passu with other participating banks	1,145	—
	First pari passu charge on all existing and future current assets of Vedanta Limited	68	—
Project Buyers’ credit from banks	Other secured project buyer’s credit	—	16

Total		30,241	26,026

*	Includes loans repayable on demand from banks, export packing credit and amounts due on factoring.
c)

The Company facilities are subject to certain financial and non-financial covenants. The primary covenants which must be complied with include interest service coverage ratio, current ratio, debt service coverage ratio, total outside liabilities to total net worth, fixed assets coverage ratio, ratio of total term liabilities to net worth and return on fixed assets. The Company has complied with the covenants as per the terms of the loan agreement.

d)	Terms of repayment of total borrowings outstanding as at March 31, 2020 are provided below -

							(₹ in Crore)
Borrowings	Weighted average interest rate as at March 31, 2020	Total carrying value	<1 year	1-3 years	3-5 years	>5 years	Remarks
Foreign Currency term Loan	4.40%	4,268	1,970	1,609	150	540	Repayable in 69 quarterly repayments and one bullet payment
Rupee term loan	8.84%	11,724	2,912	3,641	2,331	2,876	Repayable in 264 quarterly instalments and 3 half yearly instalments
Non-convertible debentures	8.92%	13,013	2,600	8,420	—	2,000	Repayable in 11 bullet payments
Commercial paper	6.20%	7,524	7,524	—	—	—	Repayable in 29 bullet payments
Working capital loan*	7.91%	1,090	1,090	—	—	—	Export packing credit & Loan repayable on demand is repayable within 1-6 months from the date of drawal and also includes working capital loan which is repayable in one bullet payment
Amounts due on factoring	4.79%	26	26	—	—	—	Repayable within one month

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    329

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

							(₹ in Crore)
Borrowings	Weighted average interest rate as at March 31, 2020	Total carrying value	<1 year	1-3 years	3-5 years	>5 years	Remarks
Deferred sales tax liability	NA	77	20	42	28	1	Repayable in 78 monthly instalments
Redeemable preference shares	NA	2	2	—	—	—	The redemption and dividend paid to the preference shares unclaimed if any, is payable on claim
Others	7.90%	1,213	1,179	34	—	—	Repayable within 6-12 months and 6 suppliers credit LC repayable in more than 12 months upto 36 months

Total		38,937	17,323	13,746	2,509	5,417

The above maturity is based on the total principal outstanding gross of issue expenses and discounting impact of deferred sales tax liability.

*	Includes loans repayable on demand from banks for ₹ 1,078 Crore.

e)	Terms of repayment of total borrowings outstanding as at March 31, 2019 are provided below -

							(₹ in Crore)
Borrowings	Weighted average interest rate as at March 31, 2019	Total carrying value	<1 year	1-3 years	3-5 years	>5 years	Remarks
Rupee term loan	8.79%	15,037	3,199	5,294	2,271	4,319	Repayable in 404 quarterly instalments and 5 instalments payable in the gap of 5 months and 7 months
Non-convertible debentures	8.68%	9,898	1,300	8,600	—	—	Repayable in 13 bullet payments
Commercial paper	7.50%	14,555	14,555	—	—	—	Repayable in 72 bullet payments
Working capital loan*	8.50%	1,532	1,532	—	—	—

Export packing credit is repayable within 1-6 months from the date of drawal, cash credit can be repaid anytime as per the availability of business surplus during the validity of the facility and working capital loan is repayable in one bullet payment

Project buyers’ credit from banks	3.51%	16	16	—	—	—	Repayable in 2 bullet payments
Amounts due on factoring	3.16%	1,077	1,077	—	—	—	Repayable within one month
Deferred sales tax liability	NA	87	17	32	46	12	Repayable in 90 monthly instalments
Redeemable preference shares	NA	2	2	—	—	—	The redemption and dividend paid to the preference shares unclaimed if any, is payable on claim

Total		42,204	21,698	13,926	2,317	4,331

The above maturity is based on the total principal outstanding gross of issue expenses and discounting impact of deferred sales tax liability.

*	Includes loans repayable on demand from banks for ₹ 715 Crore and packing credit in foreign currencies from banks.

330      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

f)	Movement in borrowings during the year is provided below-

			(₹ in Crore)
Particulars	Short-term borrowing	Long-term borrowing*	Total debt
Opening balance at April 01, 2018	18,320	22,393	40,713
Cash flow	(1,165)	2,612	1,447
Other non-cash changes	25	19	44

As at April 01, 2019	17,180	25,024	42,204

Cash flow	(7,011)	2,955	(4,056)
Other non Cash Changes	650	139	789

As at March 31, 2020	10,819	28,118	38,937

*	including Current maturities of Long-term borrowing

Other non-cash changes comprises of amortisation of borrowing costs, foreign exchange difference on borrowings and reclassification between borrowings due within one year and borrowings due after one year.

18	FINANCIAL LIABILITIES - TRADE PAYABLES [a]

						(₹ in Crore)
	As at March 31, 2020			As at March 31, 2019
Particulars	Non-current	Current	Total	Non-current	Current	Total
Total outstanding dues of micro, small and medium enterprises (Refer Note 39(b))	—	182	182	—	59	59
Total outstanding dues of creditors other than micro, small and medium enterprises	—	3,300	3,300	—	5,173	5,173
Total outstanding dues of related parties [b]	—	27	27	—	13	13
Operational buyers’ credit / suppliers’ credit [c]	—	7,130	7,130	—	6,017	6,017

Total	—	10,639	10,639	—	11,262	11,262

(a)	Trade payables are non-interest bearing and are normally settled upto 180 days terms.
(b)	For terms and conditions relating to related party payables, see note 36.
(c)

Operational Buyers’ /Suppliers’ Credit is availed in foreign currency from offshore branches of Indian banks or foreign banks at an interest rate ranging from 2.5% to 3.5% per annum and in rupee from domestic banks at interest rate ranging from 7.5%-8.5% per annum. These trade credits are largely repayable within 180 days from the date of draw down. Operational Buyers’ credit availed in foreign currency is backed by Standby Letter of Credit issued under working capital facilities sanctioned by domestic banks. Part of these facilities are secured by first pari passu charge over the present and future current assets of the Company.

19	FINANCIAL LIABILITIES - OTHERS

						(₹ in Crore)
	As at March 31, 2020			As at March 31, 2019
Particulars	Non-current	Current	Total	Non-current	Current	Total
Liability for capital expenditure	47	5,203	5,250	42	3,379	3,421
Security deposits and retentions	—	28	28	—	14	14
Interest Accrued but not due	170	911	1,081	239	710	949
Current maturities of long-term debt [a]	—	6,489	6,489	—	4,503	4,503
Unpaid/unclaimed dividend [b]	—	74	74	—	75	75
Unpaid matured deposits and interest accrued thereon [c]	—	0	0	—	0	0
Profit petroleum payable	—	396	396	—	624	624
Dues to related parties (Refer Note 36)	—	68	68	—	84	84
Lease liabilities [e]	71	231	302	—	—	—
Other Liabilities [d]	—	1,461	1,461	—	2,094	2,094

Total	288	14,861	15,149	281	11,483	11,764

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    331

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

(a)	Current Maturities of long-term debt consists of:

		(₹ in Crore)
Particulars	As at March 31, 2020	As at March 31, 2019
Non-convertible debentures	2,596	1,300
Deferred sales tax liability	20	17
Term loans from banks
- Rupee term loans	2,901	3,184
- Foreign currency term loans	929	—
Redeemable preference shares	2	2
Others	41	—

Total	6,489	4,503

(b)

Does not include any amounts, due and outstanding, to be credited to Investor Education and Protection Fund except ₹ 0.10 Crore (March 31, 2019: ₹ 0.11 Crore) which is held in abeyance due to a pending legal case.

(c)

Matured deposits of ₹ 0.01 Crore (March 31, 2019: ₹ 0.01 Crore) due for transfer to Investor Education and Protection Fund have not been transferred in view of pending litigation between the beneficiaries.

(d)

Includes revenue received in excess of entitlement interest of ₹ 765 Crore (March 31, 2019: ₹ 1,439 Crore), reimbursement of expenses, provision for expenses, liabilities related to compensation/claim etc.

(e)	The movement in lease liabilities is as follows:

(₹ in Crore)
At April 01, 2019	191

Additions during the year	463
Interest on lease liabilities	16
Payments made	159
Deletions	209

At March 31, 2020	302

20	FINANCIAL INSTRUMENTS

A.	Financial assets and liabilities:

The accounting classification of each category of financial instruments, and their carrying amounts, are set out below:

As at March 31, 2020

						(₹ in Crore)
Financial Assets	Fair value through profit or loss	Fair value through other comprehensive income	Derivatives designated as hedging instruments	Amortised cost	Total carrying value	Total fair value
Investments*	2,169	41	—	—	2,210	2,210
Trade receivables	9	—	—	2,169	2,178	2,178
Cash and cash equivalents	—	—	—	1,846	1,846	1,846
Other bank balances	—	—	—	347	347	347
Loans	—	—	—	1,779	1,779	1,779
Derivatives	222	—	329	—	551	551
Other financial assets	—	—	—	5,499	5,499	5,499

Total	2,400	41	329	11,640	14,410	14,410

332      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

					(₹ in Crore)
Financial Assets	Fair value through profit or loss	Derivatives designated as hedging instruments	Amortised cost	Total carrying value	Total fair value
Borrowings	—	—	38,937	38,937	38,912
Trade payables	343	—	10,296	10,639	10,639
Derivatives	9	38	—	47	47
Other financial liabilities*	—	—	8,660	8,660	8,660

Total	352	38	57,893	58,283	58,258

*	Include lease liabilities of ₹ 302 Crore as at March 31, 2020.

As at March 31, 2019

						(₹ in Crore)
Financial Assets	Fair value through profit or loss	Fair value through other comprehensive income	Derivatives designated as hedging instruments	Amortised cost	Total carrying value	Total fair value
Investments*	4,378	115	—	—	4,493	4,493
Trade receivables	170	—	—	3,044	3,214	3,214
Cash and cash equivalents	—	—	—	3,209	3,209	3,209
Other bank balances	—	—	—	682	682	682
Loans	—	—	—	315	315	315
Derivatives	6	—	40	—	46	46
Other financial assets	—	—	—	3,249	3,249	3,249

Total	4,554	115	40	10,499	15,208	15,208

					(₹ in Crore)
Financial Assets	Fair value through profit or loss	Derivatives designated as hedging instruments	Amortised cost	Total carrying value	Total fair value
Borrowings	—	—	42,204	42,204	42,169
Trade payables	909	—	10,353	11,262	11,262
Derivatives	342	1	—	343	343
Other financial liabilities	—	—	7,261	7,261	7,261

Total	1,251	1	59,818	61,070	61,035

*

Investment in note 6 also includes investments (in equity and preference shares) in subsidiaries, associates and joint ventures which are carried at cost and hence are not required to be disclosed as per Ind AS 107 “Financial Instruments Disclosures”. Hence, the same have been excluded from the above table.

B.	Fair value hierarchy

The Company uses the following hierarchy for determining and/or disclosing the fair value of financial instruments by valuation techniques:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

(ii)	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    333

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

The below table summarises the categories of financial assets and liabilities as at March 31, 2020 and March 31, 2019 measured at fair value:

As at March 31, 2020

			(₹ in Crore)
Financial Assets	Level 1	Level 2	Level 3
At fair value through profit or loss
- Investments	589	1,529	51
- Derivative financial assets*	—	222	—
- Trade receivables	—	9	—
At fair value through other comprehensive income
- Investments	30	—	11
Derivatives designated as hedging instruments
- Derivative financial assets*	—	329	—

Total	619	2,089	62

			(₹ in Crore)
Financial liabilities	Level 1	Level 2	Level 3
At fair value through profit or loss
- Derivative financial liabilities*	—	9	—
- Trade payables	—	343	—
Derivatives designated as hedging instruments
- Derivative financial liabilities*	—	38	—

Total	—	390	—

As at March 31, 2019

			(₹ in Crore)
Financial Assets	Level 1	Level 2	Level 3
At fair value through profit or loss
- Investments	1,416	2,881	81
- Derivative financial assets*	—	6	—
- Trade receivables	—	170	—
At fair value through other comprehensive income
- Investments	104	—	11
Derivatives designated as hedging instruments
- Derivative financial assets*	—	40	—

Total	1,520	3,097	92

			(₹ in Crore)
Financial liabilities	Level 1	Level 2	Level 3
At fair value through profit or loss
- Derivative financial liabilities*	—	342	—
- Trade payables	—	909	—
Derivatives designated as hedging instruments
- Derivative financial liabilities*	—	1	—

Total	—	1,252	—

*	Refer “D” below.

334      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

The below table summarises the fair value of borrowings which are carried at amortised cost as at March 31, 2020 and March 31, 2019:

As at March 31, 2020

			(₹ in Crore)
Financial liabilities	Level 1	Level 2	Level 3
Borrowings	—	38,912	—

Total	—	38,912	—

As at March 31, 2019

			(₹ in Crore)
Financial liabilities	Level 1	Level 2	Level 3
Borrowings	—	42,169	—

Total	—	42,169	—

The fair value of the financial assets and liabilities are at the amount that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair values:

Investments traded in active markets are determined by reference to quotes from the financial institutions; for example: Net asset value (NAV) for investments in mutual funds declared by mutual fund house. For other listed securities traded in markets which are not active, the quoted price is used wherever the pricing mechanism is same as for other marketable securities traded in active markets. Other current investments are valued on the basis of market trades, poll and primary issuances for securities issued by the same or similar issuer and for similar maturities or based on the applicable spread movement for the security derived based on the aforementioned factor(s).

Trade receivables, cash and cash equivalents, other bank balances, loans, other financial assets, current borrowings, trade payables and other current financial liabilities: fair values approximate their carrying amounts largely due to the short-term maturities of these instruments.

Other non-current financial assets and liabilities: Fair value is calculated using a discounted cash flow model with market assumptions, unless the carrying value is considered to approximate to fair value.

Non-current fixed-rate and variable-rate borrowings: Fair value has been determined by the Company based on parameters such as interest rates, specific country risk factors, and the risk characteristics of the financed project.

Derivative financial assets/liabilities: The Company enters into derivative financial instruments with various counterparties. Interest rate swaps, foreign exchange forward contracts and commodity forward contracts are valued using valuation techniques, which employs the use of market observable inputs. The most frequently applied valuation techniques include the forward pricing and swap models, using present value calculations. The models incorporate various inputs including foreign exchange spot and forward rates, yield curves of the respective currencies, currency basis spreads between the respective currencies, interest rate curves and forward rate curves of the underlying commodity. Commodity contracts are valued using the forward LME rates of commodities actively traded on the listed metal exchange i.e. London Metal Exchange, United Kingdom (U.K.).

For all other financial instruments, the carrying amount is either the fair value, or approximates the fair value.

The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and the value of other financial instruments recognised at fair value.

The estimated fair value amounts as at March 31, 2020 have been measured as at that date. As such, the fair values of these financial instruments subsequent to reporting date may be different than the amounts reported at each year-end.

There were no significant transfers between Level 1, Level 2 and Level 3 during the year.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    335

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

C.	Risk management framework

The Company’s businesses are subject to several risks and uncertainties including financial risks.

The Company’s documented risk management policies act as an effective tool in mitigating the various financial risks to which the businesses are exposed in the course of their daily operations. The risk management policies cover areas such as liquidity risk, commodity price risk, foreign exchange risk, interest rate risk, counterparty credit risk and capital management. Risks are identified at both the corporate and individual subsidiary level with active involvement of senior management. Each operating subsidiary in the Company has in place risk management processes which are in line with the Company’s policy. Each significant risk has a designated ‘owner’ within the Company at an appropriate senior level. The potential financial impact of the risk and its likelihood of a negative outcome are regularly updated.

The risk management process is coordinated by the Management Assurance function and is regularly reviewed by the Company’s Audit Committee. The Audit Committee is aided by the other Committees of the Board including the Risk Management Committee, which meets regularly to review risks as well as the progress against the planned actions. Key business decisions are discussed at the periodic meetings of the Executive Committee. The overall internal control environment and risk management programme including financial risk management is reviewed by the Audit Committee on behalf of the Board.

The risk management framework aims to:

•	improve financial risk awareness and risk transparency

•	identify, control and monitor key risks

•	identify risk accumulations

•	provide management with reliable information on the Company’s risk situation

•	improve financial returns

Treasury management

Treasury management focuses on liability management, capital protection, liquidity maintenance and yield maximisation. The treasury policies are approved by the Committee of the Board. Daily treasury operations of the business units are managed by their respective finance teams within the framework of the overall Group treasury policies. Long-term fund raising including strategic treasury initiatives are managed jointly by the business treasury team and the central team at corporate treasury while short-term funding for routine working capital requirements is delegated to business units. A monthly reporting system exists to inform senior management of the Company’s investments and debt position, exposure to currency, commodity and interest rate risk and their mitigants including the derivative position. The Company has a strong system of internal control which enables effective monitoring of adherence to Company’s policies. The internal control measures are effectively supplemented by regular internal audits.

The investment portfolio at the Company is independently reviewed by CRISIL Limited and Company portfolio has been rated as Tier I or “Very Good” meaning highest safety. The investments are made keeping in mind safety, liquidity and yield maximisation.

The Company uses derivative instruments to manage the exposure in foreign currency exchange rates, interest rates and commodity prices. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes. The Company does not enter into complex derivative transactions to manage the treasury and commodity risks. Both treasury and commodities derivative transactions are normally in the form of forward contracts, interest rate and currency swaps and these are in line with the Company’s policies.

Commodity price risk

The Company is exposed to the movement of base metal commodity prices on the London Metal Exchange. Any decline in the prices of the base metals that the Company produces and sells will have an immediate and direct impact on the profitability of the businesses. As a general policy, the Company aims to sell the products at prevailing market prices. The commodity price risk in imported input commodity such as of Alumina, anodes, etc., for our aluminium and copper business respectively, is hedged on back-to-back basis ensuring no price risk for the business. Hedging is used primarily as a risk management tool and, in some cases, to secure future cash flows in cases of high volatility by entering into forward contracts or similar instruments. The hedging activities are subject to strict limits set out by the Board and to a strictly defined internal control and monitoring mechanism. Decisions relating to hedging of commodities are taken at the Executive Committee level, basis clearly laid down guidelines.

Whilst the Company aims to achieve average LME prices for a month or a year, average realised prices may not necessarily reflect the LME price movements because of a variety of reasons such as uneven sales during the year and timing of shipments.

336      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

The Company is also exposed to the movement of international crude oil price and the discount in the price of Rajasthan crude oil to Brent price.

Financial instruments with commodity price risk are entered into in relation to following activities:

•	economic hedging of prices realised on commodity contracts

•	cash flow hedging of revenues, forecasted highly probable transactions

Aluminium

The requirement of the primary raw material, alumina, is partly met from own sources and the rest is purchased primarily on negotiated price terms. Sales prices are linked to the LME prices. At present the Company on selective basis hedges the aluminium content in outsourced alumina to protect its margins. The Company also enters into hedging arrangements for its aluminium sales to realise average month of sale LME prices.

Copper

The Company’s custom refining copper operations at Silvassa is benefitted by a natural hedge except to the extent of a possible mismatch in quotational periods between the purchase of anodes/blisters and the sale of finished copper. The Company’s policy on custom smelting is to generate margins from Refining charges or “Rc”, improving operational efficiencies, minimising conversion cost, generating a premium over LME on sale of finished copper, sale of by-products and from achieving import parity on domestic sales. Hence, mismatches in quotational periods are managed to ensure that the gains or losses are minimised. The Company hedges this variability of LME prices through forward contracts and tries to make the LME price a pass-through cost between purchases of anodes / blisters and sales of finished products, both of which are linked to the LME price.

Rcs are a major source of income for the Indian copper refining operations. Fluctuations in Rcs are influenced by factors including demand and supply conditions prevailing in the market for smelters output. The Company’s copper business has a strategy of securing a majority of its anodes/ blisters feed requirement under long-term contracts with smelters/ traders.

Iron ore

The Company sells its Iron Ore production from Goa on the prevailing market prices and from Karnataka through e-auction route as mandated by State Government of Karnataka in India.

Oil and Gas

The prices of various crude oils are based upon the price of the key physical benchmark crude oil such as Dated Brent, West Texas Intermediate, and Dubai/ Oman etc. The crude oil prices move based upon market factors like supply and demand. The regional producers price their crude basis these benchmark crude with a premium or discount over the benchmark based upon quality differential and competitiveness of various grades.

Natural gas markets are evolving differently in important geographical markets. There is no single global market for natural gas. This could be owing to difficulties in large-scale transportation over long distances as compared to crude oil. Globally, there are three main regional hubs for pricing of natural gas, which are USA (Henry Hub Prices), UK (NBP Price) and Japan (imported gas price, mostly linked to crude oil).

Provisionally priced financial instruments

On March 31, 2020, the value of net financial liabilities linked to commodities (excluding derivatives) accounted for on provisional prices was ₹ 677 Crore (March 31, 2019: liabilities of ₹ 15 Crore). These instruments are subject to price movements at the time of final settlement and the final price of these instruments will be determined in the financial year beginning April 01, 2020.

Set out below is the impact of 10% increase in LME prices on pre-tax profit/ (loss) for the year and pre-tax total equity as a result of changes in value of the Company’s commodity financial instruments:

For the year ended March 31, 2020

			(₹ in Crore)
	Total Exposure	Effect on profit/(loss) of a 10% increase in the LME	Effect on total equity of a 10% increase in the LME
Copper	(794)	(79)	—

For the year ended March 31, 2019

			(₹ in Crore)
	Total Exposure	Effect on profit/(loss) of a 10% increase in the LME	Effect on total equity of a 10% increase in the LME
Copper	(53)	(5)	—

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    337

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

The above sensitivities are based on volumes, costs, exchange rates and other variables and provide the estimated impact of a change in LME prices on profit and equity assuming that all other variables remain constant. A 10% decrease in LME prices would have an equal and opposite effect on the Company’s financial statements.

The impact on pre-tax profit/(loss) mentioned above includes the impact of a 10% increase in closing copper LME for provisionally priced copper concentrate purchased at Copper division custom smelting operations in India of ₹ 79 Crore loss (March 31, 2019: ₹ 74 Crore loss), which is pass through in nature and as such will not have any impact on the profitability.

Financial risk

The Company’s Board approved financial risk policies include monitoring, measuring and mitigating the liquidity, currency, interest rate and counterparty risk. The Company does not engage in speculative treasury activity but seeks to manage risk and optimise interest and commodity pricing through proven financial instruments.

(a)	Liquidity

The Company requires funds both for short-term operational needs as well as for long-term investment programmes mainly in growth projects. The Company generates sufficient cash flows from the current operations which together with the available cash and cash equivalents and short-term investments provide liquidity both in the short-term as well as in the long-term. The Company has been rated by CRISIL Limited (CRISIL) and India Ratings and Research Private Limited (India Rating) for its capital market issuance in the form of CPs and NCDs and for its banking facilities in line with Basel II norms.

CRISIL affirmed our rating for the Company’s long-term bank facilities and its Non-Convertible Debentures (NCD) programme to CRISIL AA / Stable during the year. India Ratings has revised the outlook on Vedanta Limited’s ratings to IND AA / Negative from IND AA/ Stable on account of delay in deleveraging due to sharp fall in commodity prices and delay in volume ramp-up in key business segments. Vedanta Limited has the highest short-term rating on its working capital and Commercial Paper Programme at A1+ from CRISIL and India Ratings.

On April 3, 2020, CRISIL has revised the rating outlook on the long-term bank facilities and Non-Convertible Debentures (NCD) programme from Stable to Negative, while reaffirming the rating at AA on account of weaker commodity prices in wake of COVID-19 pandemic. On May 22, 2020, India Ratings downgraded Vedanta Ltd to AA-/ Negative outlook from AA / Negative outlook on account of higher expected balance sheet leverage due to substantial decline in economic activity in the wake of COVID-19 lockdown and elevated refinancing risk.

Anticipated future cash flows, together with undrawn fund based committed facilities of ₹ 820 Crore, and cash, bank and current investments of ₹ 5,028 Crore as at March 31, 2020, are expected to be sufficient to meet the liquidity requirement of the Company in the near future.

The Company remains committed to maintaining a healthy liquidity, a low gearing ratio, deleveraging and strengthening our balance sheet. The maturity profile of the Company’s financial liabilities based on the remaining period from the date of balance sheet to the contractual maturity date is given in the table below. The figures reflect the contractual undiscounted cash obligation of the Company.

As at March 31, 2020

					(₹ in Crore)
Payments due by year	<1 year	1-3 years	3-5 years	>5 years	Total
Borrowings *	20,416	16,105	3,725	7,033	47,279
Derivative financial liabilities	38	9	—	—	47
Lease liability	231	26	23	22	302
Trade Payables and other financial liabilities **	17,937	47	—	—	17,984

Total	38,622	16,187	3,748	7,055	65,612

338      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

As at March 31, 2019

					(₹ in Crore)
Payments due by year	<1 year	1-3 years	3-5 years	>5 years	Total
Borrowings *	24,348	16,599	3,281	5,334	49,562
Derivative financial liabilities	343	—	—	—	343
Trade Payables and other financial liabilities **	17,612	42	—	—	17,654

Total	42,303	16,641	3,281	5,334	67,559

*	Includes Non-current borrowings, current borrowings, current maturities of non-current borrowings and committed interest payments on borrowings and interest accrued on borrowings.
**	Includes both Non-current and current financial liabilities and committed interest payment, as applicable. Excludes current maturities of non-current borrowings and interest accrued on borrowings.

The Company had access to following funding facilities:

As at March 31, 2020

			(₹ in Crore)
Funding facilities	Total Facility	Drawn	Undrawn
Fund/non-fund based	40,620	33,281	7,339

As at March 31, 2019

			(₹ in Crore)
Funding facilities	Total Facility	Drawn	Undrawn
Fund/non-fund based	42,378	31,582	10,796

Collateral

The Company has pledged financial instruments with carrying amount of ₹ 11,069 Crore and inventories with carrying amount of ₹ 5,689 Crore as per the requirements specified in various financial facilities in place. The counterparties have an obligation to release the securities to the Company when financial facilities are surrendered.

(b)	Foreign exchange risk

Fluctuations in foreign currency exchange rates may have an impact on the statement of profit and loss, the statement of changes in equity, where any transaction references more than one currency or where assets/ liabilities are denominated in a currency other than the functional currency of the Company.

Exposures on foreign currency loans are managed through the Company wide hedging policy, which is reviewed periodically to ensure that the results from fluctuating currency exchange rates are appropriately managed. The Company strives to achieve asset liability offset of foreign currency exposures and only the net position is hedged.

The Company’s presentation currency is the Indian Rupee (INR). The assets are located in India and the Indian Rupee is the functional currency except for Oil and Gas business operations which have a dual functional currency. Natural hedges available in the business are identified at each entity level and hedges are placed only for the net exposure. Short-term net exposures are hedged progressively based on their maturity. A more conservative approach has been adopted for project expenditures to avoid budget overruns, where cost of the project is calculated taking into account the hedge cost. The hedge mechanisms are reviewed periodically to ensure that the risk from fluctuating currency exchange rates is appropriately managed.

The following analysis is based on the gross exposure as at the reporting date which could affect the statement of profit and loss. The exposure is mitigated by some of the derivative contracts entered into by the Company as disclosed under the section on “Derivative financial instruments”.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

The carrying amount of the Company’s financial assets and liabilities in different currencies are as follows:

				(₹ in Crore)
	As at March 31, 2020		As at March 31, 2019
Currency	Financial Assets	Financial liabilities	Financial Assets	Financial liabilities
INR	8,611	40,961	8,355	46,288
USD	5,648	17,290	6,850	14,502
Others	151	32	3	280

Total	14,410	58,283	15,208	61,070

The Company’s exposure to foreign currency arises where an entity holds monetary assets and liabilities denominated in a currency different to the functional currency of the respective business, with US dollar being the major non-functional currency.

The foreign exchange rate sensitivity is calculated by the aggregation of the net foreign exchange rate exposure with a simultaneous parallel foreign exchange rates shift in the foreign currencies by 10% against the functional currency of the respective businesses.

Set out below is the impact of a 10% strengthening in the functional currencies of the respective businesses on pre-tax profit/(loss) and pre-tax equity arising as a result of the revaluation of the Company’s foreign currency monetary financial assets/liabilities:

For the year ended March 31, 2020

		(₹ in Crore)
	Effect of 10% strengthening of functional currency on pre-tax profit/(loss)	Effect of 10% strengthening of foreign currency on equity
USD	860	0
INR	93	—

For the year ended March 31, 2019

		(₹ in Crore)
	Effect of 10% strengthening of functional currency on pre-tax profit/(loss)	Effect of 10% strengthening of foreign currency on equity
USD	481	0
INR	46	—

A 10% weakening of functional currencies of the respective businesses would have an equal and opposite effect on the Company’s financial statements.

(c)	Interest rate risk

At March 31, 2020, the Company’s net debt of ₹ 33,909 Crore (March 31, 2019: ₹ 33,935 Crore) comprises cash, bank and investments of ₹ 5,028 Crore (March 31, 2019: ₹ 8,269 Crore) offset by debt of ₹ 38,937 Crore (March 31, 2019: ₹ 42,204 Crore).

The Company is exposed to interest rate risk on short-term and long-term floating rate instruments and on the refinancing of fixed rate debt. The Company’s policy is to maintain a balance of fixed and floating interest rate borrowings and the proportion of fixed and floating rate debt is determined by current market interest rates. The borrowings of the Company are principally denominated in Indian Rupees and US dollars with mix of fixed and floating rates of interest. The USD floating rate debt is linked to US dollar LIBOR and INR Floating rate debt to Bank’s base rate. The Company has a policy of selectively using interest rate swaps, option contracts and other derivative instruments to manage its exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a monthly basis. The Company invests cash and liquid investments in short-term deposits and debt mutual funds, some of which generate a tax-free return, to achieve the Company’s goal of maintaining liquidity, carrying manageable risk and achieving satisfactory returns.

Floating rate financial assets are largely mutual fund investments which have debt securities as underlying assets. The returns from these financial assets are linked to market interest rate movements; however the counterparty invests in the agreed securities with known maturity tenure and return and hence has manageable risk.

340      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

The exposure of the Company’s financial assets as at March 31, 2020 to interest rate risk is as follows:

				(₹ in Crore)
As at March 31, 2020	Total	Floating rate Financial assets	Fixed rate financial assets	Non-interest bearing financial assets
Financial Assets	14,410	1,121	4,466	8,823

The exposure of the Company’s financial liabilities as at March 31, 2020 to interest rate risk is as follows:

				(₹ in Crore)
As at March 31, 2020	Total	Floating rate Financial assets	Fixed rate financial assets	Non-interest bearing financial assets
Financial Liabilities	58,283	19,174	27,260	11,849

The exposure of the Company’s financial assets as at March 31, 2019 to interest rate risk is as follows:

				(₹ in Crore)
As at March 31, 2019	Total	Floating rate Financial assets	Fixed rate financial assets	Non-interest bearing financial assets
Financial Assets	15,208	2,937	2,941	9,330

The exposure of the Company’s financial liabilities as at March 31, 2019 to interest rate risk is as follows:

				(₹ in Crore)
As at March 31, 2019	Total	Floating rate Financial assets	Fixed rate financial assets	Non-interest bearing financial assets
Financial Liabilities	61,070	15,589	32,544	12,937

Considering the net debt position as at March 31, 2020 and the investment in bank deposits, corporate bonds and debt mutual funds, any increase in interest rates would result in a net loss and any decrease in interest rates would result in a net gain. The sensitivity analysis below has been determined based on the exposure to interest rates for financial instruments at the balance sheet date.

The table below illustrates the impact of a 0.5% to 2.0% movement in interest rates on floating rate financial assets/ liabilities (net) on profit/(loss) and equity assuming that the changes occur at the reporting date and has been calculated based on risk exposure outstanding as of that date. The year end balances are not necessarily representative of the average debt outstanding during the year. This analysis also assumes that all other variables, in particular foreign currency rates, remain constant.

		(₹ in Crore)
Increase in interest rates	Effect on pre-tax profit/ (loss) during the year ended March 31, 2020	Effect on pre-tax profit/ (loss) during the year ended March 31, 2019
0.50%	(90)	(63)
1.00%	(181)	(127)
2.00%	(361)	(253)

An equivalent reduction in interest rates would have an equal and opposite effect on the Company’s financial statements.

(d)	Counterparty and concentration of credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults.

The Company is exposed to credit risk from trade receivables, contract assets, investments, loans, other financial assets, and derivative financial instruments.

Credit risk on receivables is limited as almost all credit sales are against letters of credit and guarantees of banks of national standing.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Moreover, given the diverse nature of the Company’s businesses trade receivables are spread over a number of customers with no significant concentration of credit risk. The history of trade receivables shows a negligible provision for bad and doubtful debts. Therefore, the Company does not expect any material risk on account of non-performance by any of the Company’s counterparties.

The Company has clearly defined policies to mitigate counterparty risks. For current investments, counterparty limits are in place to limit the amount of credit exposure to any one counterparty. This, therefore, results in diversification of credit risk for our mutual fund and bond investments. For derivative and financial instruments, the Company attempts to limit the credit risk by only dealing with reputable banks and financial institutions.

The carrying value of the financial assets represents the maximum credit exposure. The Company’s maximum exposure to credit risk is ₹ 14,410 Crore and ₹ 15,208 Crore as at March 31, 2020 and March 31, 2019 respectively.

The maximum credit exposure on financial guarantees given by the Company for various financial facilities is described in Note 35 on “Commitments, contingencies, and guarantees”.

None of the Company’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade receivables, loans and other financial assets (both current and non-current), there were no indications as at March 31, 2020, that defaults in payment obligations will occur except as described in Note 7 and 9 on allowance for impairment of trade receivables and other financial assets.

Of the year end trade receivables, loans and other financial assets (excluding bank deposits, site restoration fund and derivatives) balance the following, though overdue, are expected to be realised in the normal course of business and hence, are not considered impaired as at March 31, 2020 and March 31, 2019:

		(₹ in Crore)
Particulars	As at March 31, 2020	As at March 31, 2019
Neither impaired nor past due	5,792	4,514
Past due but not impaired
- Less than 1 month	523	292
- Between 1–3 months	664	140
- Between 3–12 months	195	728
- Greater than 12 months	1,154	739

Total	8,328	6,413

Receivables are deemed to be past due or impaired with reference to the Company’s normal terms and conditions of business. These terms and conditions are determined on a case to case basis with reference to the customer’s credit quality and prevailing market conditions. Receivables that are classified as ‘past due’ in the above tables are those that have not been settled within the terms and conditions that have been agreed with that customer. The Company based on past experiences does not expect any material loss on its receivables.

The credit quality of the Company’s customers is monitored on an ongoing basis. Where receivables have been impaired, the Group actively seeks to recover the amounts in question and enforce compliance with credit terms.

Movement in allowances for Financial Assets (Trade receivables and financial assets - others)

The changes in the allowance for financial assets (current and non-current) is as follows:

		(₹ in Crore)
Particulars	Trade receivables	Financial assets - others
As at April 1, 2018	521	198
Allowance made during the year	4	48
Reversals/write-off during the year	0	(5)
Exchange differences	0	7

As at March 31, 2019	525	248

Allowance made during the year	16	401
Reversals/write-off during the year	(17)	—
Exchange differences	0	22

As at March 31, 2020	524	671

342      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

D.	Derivative financial instruments

The Company uses derivative instruments as part of its management of exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes. The Company does not enter into complex derivative transactions to manage the treasury and commodity risks. Both treasury and commodities derivative transactions are normally in the form of forward contracts and these are subject to the Company guidelines and policies.

The fair values of all derivatives are separately recorded in the balance sheet within current and non-current assets and liabilities. Derivatives that are designated as hedges are classified as current or non-current depending on the maturity of the derivative.

The use of derivatives can give rise to credit and market risk. The Company tries to control credit risk as far as possible by only entering into contracts with reputable banks and financial institutions. The use of derivative instruments is subject to limits, authorities and regular monitoring by appropriate levels of management. The limits, authorities and monitoring systems are periodically reviewed by management and the Board. The market risk on derivatives is mitigated by changes in the valuation of the underlying assets, liabilities or transactions, as derivatives are used only for risk management purposes.

(i)	Cash flow hedges

The Company enters into forward exchange and commodity price contracts for hedging highly probable forecast transaction and account for them as cash flow hedges and states them at fair value. Subsequent changes in fair value are recognised in equity through OCI until the hedged transaction occurs, at which time, the respective gain or losses are reclassified to profit or loss. These hedges have been effective for the year ended March 31, 2020.

The Company uses foreign exchange contracts from time to time to optimise currency risk exposure on its foreign currency transactions. The Company hedged part of its foreign currency exposure on capital commitments during the year ended 2020. Fair value changes on such forward contracts are recognised in other comprehensive income.

The majority of cash flow hedges taken out by the Company during the year comprise non-derivative hedging instruments for hedging the foreign exchange rate of highly probable forecast transactions and commodity price contracts for hedging the commodity price risk of highly probable forecast transactions.

The cash flows related to above are expected to occur during the year ended March 31, 2021 and consequently may impact profit or loss for that year depending upon the change in the commodity prices and foreign exchange rates movements. For cash flow hedges regarded as basis adjustments to initial carrying value of the property, plant and equipment, the depreciation on the basis adjustments made is expected to affect profit or loss over the expected useful life of the property, plant and equipment.

(ii)	Fair value hedge

The fair value hedges relate to forward covers taken to hedge currency exposure and commodity price risks.

The Company’s sales are on a quotational period basis, generally one month to three months after the date of delivery at a customer’s facility. The Company enters into forward contracts for the respective quotational period to hedge its commodity price risk based on average LME prices. Gains and losses on these hedge transactions are substantially offset by the amount of gains or losses on the underlying sales. Net gains and losses are recognised in the statement of profit and loss.

The Company uses foreign exchange contracts from time to time to optimise currency risk exposure on its foreign currency transactions. Fair value changes on such forward contracts are recognised in the statement of profit and loss.

(iii)	Non-designated economic hedge

The Company enters into derivative contracts which are not designated as hedges for accounting purposes, but provide an economic hedge of a particular transaction risk or a risk component of a transaction. Hedging instruments include copper, aluminium future contracts on the LME and certain other derivative instruments. Fair value changes on such derivative instruments are recognised in the statement of profit and loss.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    343

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

The fair value of the Company’s derivative positions recorded under derivative financial assets and derivative financial liabilities are as follows:

				(₹ in Crore)
	As at March 31, 2020		As at March 31, 2019
Derivative Financial Instruments	Assets	Liabilities	Assets	Liabilities
Current
Cash flow hedge*
- Commodity contracts	53	—	3	—
- Forward foreign currency contracts	—	—	37	1
Fair Value hedge
- Commodity contracts	100	11	—	—
- Forward foreign currency contracts	173	19	—
Non-qualifying hedges/economic hedge
- Commodity contracts	—	—	1	71
- Forward foreign currency contracts	221	7	5	265
- Cross currency swap	1	1	0	6

Total	548	38	46	343

Non-current
Cash flow hedge
- Interest rate swap	—	8	—	—
Fair value hedge
- Forward foreign currency contracts	3	1	—	—

Total	3	9	—	—

*	Refer statement of profit and loss and statement of changes in equity for the changes in the fair value of cash flow hedges.

E.	Derivative contracts entered into by the Company and outstanding as at Balance Sheet date:

(i)

To hedge currency risks and interest related risks, the Company has entered into various derivatives contracts. The category-wise break up of amount outstanding as at Balance Sheet date is given below:

		(₹ in Crore)
Particulars	As at March 31, 2020	As at March 31, 2019
Forex forward cover (buy)	12,220	8,893
Forex forward cover (sell)	2	1,401

(ii)	For hedging commodity related risks:- Category-wise break up is given below.

				(₹ in Crore)
	As at March 31, 2020		As at March 31, 2019
Derivative Financial Instruments	Purchases	Sales	Purchases	Sales
Forwards / Futures
Copper (MT)	1,950	28,050	8,675	63,275
Gold (Oz)	—	22,492	—	49,993
Silver (Oz)	6,018	1,00,320	18,682	5,93,577
Aluminium (MT)	9,575	37,450	950	63,250

21	OTHER LIABILITIES

						(₹ in Crore)
	As at March 31, 2020			As at March 31, 2019
Particulars	Non-current	Current	Total	Non-current	Current	Total
Amount payable to owned post - employment benefit trust (Refer Note 36)	—	8	8	—	7	7
Other statutory Liabilities [a]	—	977	977	—	1,284	1,284
Deferred government grant [b]	2,369	74	2,443	2,468	72	2,540
Advance from customers [c]	168	6,223	6,391	—	6,787	6,787
Advance from related party (Refer Note 36) [c]	—	3	3	—	2	2
Other liabilities	2	122	124	—	123	123

Total	2,539	7,407	9,946	2,468	8,275	10,743

344      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

(a)	Other statutory liabilities mainly includes contribution to PF, ESIC, withholding taxes, goods & service tax, VAT etc.
(b)

Represents government assistance in the form of the duty benefit availed under Export Promotion Capital Goods (EPCG) Scheme and Special Economic Zone (SEZ) scheme on purchase of property, plant and equipments accounted for as government grant and being amortised over the useful life of such assets.

(c)

Advance from customers are contract liabilities to be settled through delivery of goods. The amount of such balances as on April 01, 2019 was ₹ 6,789 Crore (April 01, 2018: ₹ 3,614 Crore). During the current year, the Company has refunded ₹ Nil Crore (FY 2018-19 ₹ 1,046 Crore) to the customers and recognised revenue of ₹ 6,777 Crore (FY 2018-19: ₹ 2,522 Crore) out of such opening balances. All other changes are either due to receipt of fresh advances or exchange differences.

22	PROVISIONS

						(₹ in Crore)
	As at March 31, 2020			As at March 31, 2019
Particulars	Non-current	Current	Total	Non-current	Current	Total
Provision for employee benefits (Refer Note 23) [a]
- Retirement Benefit	—	44	44	2	45	47
- Others	—	51	51	—	95	95
Provision for restoration, rehabilitation and environmental costs [b,c]	1,185	—	1,185	986	—	986

Total	1,185	95	1,280	988	140	1,128

a)	Provision for employee benefits includes gratuity, compensated absences, deferred cash bonus etc.
b)	The movement in provisions for restoration, rehabilitation and environmental costs is as follows [Refer Note 3(a)(P)]:

(₹ in Crore)
Particulars	Restoration, rehabilitation and environmental costs (Refer c)
At April 01, 2018	820

Unwinding of discount (Refer Note 29)	30
Revision in estimates	85
Exchange differences	51

At March 31, 2019	986

Unwinding of discount (Refer Note 29)	31
Revision in estimates	83
Exchange differences	85

At March 31, 2020	1,185

c)	Restoration, rehabilitation and environmental costs

The provisions for restoration, rehabilitation and environmental liabilities represent the management’s best estimate of the costs which will be incurred in the future to meet the Company’s obligations under existing Indian law and the terms of the Company’s exploration and other licences and contractual arrangements.

The principal restoration and rehabilitation provisions are recorded within oil & gas business where a legal obligation exists relating to the oil and gas fields, where costs are expected to be incurred in restoring the site of production facilities at the end of the producing life of an oil field. The Company recognises the full cost of site restoration as a liability when the obligation to rectify environmental damage arises.

These amounts are calculated by considering discount rates within the range of 2% to 3%, and become payable at the end of the producing life of an oil field and are expected to be incurred over a period of twenty one years.

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production from a producing field.

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STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

23	EMPLOYEE BENEFIT PLANS

The Company participates in defined contribution and benefit plans, the assets of which are held (where funded) in separately administered funds.

For defined contribution plans the amount charged to the statement of profit and loss is the total amount of contributions payable in the year.

For defined benefit plans, the cost of providing benefits under the plans is determined by actuarial valuation separately each year for each plan using the projected unit credit method by independent qualified actuaries as at the year end. Remeasurement gains and losses arising in the year are recognised in full in other comprehensive income for the year.

i)	Defined contribution plans

The Company contributed a total of ₹ 68 Crore for the year ended March 31, 2020 and ₹ 63 Crore for the year ended March 31, 2019 to the following defined contribution plans.

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Employer’s contribution to recognised provident fund and family pension fund	50	46
Employer’s contribution to superannuation and National Pension Scheme	18	17

Total	68	63

Central recognised provident fund

In accordance with the ‘The Employees Provident and Miscellaneous Provisions Act, 1952’, employees are entitled to receive benefits under the Provident Fund. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (12% for the year ended March 31, 2020 and March 31, 2019) of an employee’s basic salary. All employees have an option to make additional voluntary contributions. These contributions are made to the fund administered and managed by the Government of India (GOI) or to independently managed and approved funds. The Company has no further obligations under the fund managed by the GOI beyond its monthly contributions which are charged to the statement of profit and loss in the period they are incurred.

Family pension fund

The Pension Fund was established in 1995 and is managed by the Government of India. The employee makes no contribution to this fund but the employer makes a contribution of 8.33% of salary each month subject to a specified ceiling per employee. This is provided for every permanent employee on the payroll.

At the age of superannuation, contributions ceases and the individual receives a monthly payment based on the level of contributions through the years, and on their salary scale at the time they retire, subject to a maximum ceiling of salary level. The Government funds these payments, thus the Company has no additional liability beyond the contributions that it makes, regardless of whether the central fund is in surplus or deficit.

Superannuation

Superannuation, another pension scheme applicable in India, is applicable only to senior executives. The Company holds a policy with Life Insurance Corporation of India (“LIC”), to which it contributes a fixed amount relating to superannuation and the pension annuity is met by LIC as required, taking into consideration the contributions made. The Company has no further obligations under the scheme beyond its monthly contributions which are charged to the statement of profit and loss in the year they are incurred.

National Pension Scheme

National Pension Scheme is a retirement savings account for social security and welfare applicable for executives covered under the superannuation benefit of Vedanta Limited, on a choice basis. It was introduced to enable employees to select the treatment of superannuation component of their fixed salaries and avail the benefits offered by National Pension Scheme launched by Government of India. Vedanta Limited holds a corporate account with one of the pension fund managers authorised by the Government of India to which the Company contributes a fixed amount relating to superannuation and the pension annuity will be met by the fund manager as per rules of National Pension Scheme. The Company has no further obligations under the scheme beyond its monthly contributions which are charged to the statement of profit and loss in the year they are incurred.

346      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

ii)	Defined benefit plans

(a)	Contribution to provident fund trust (the “trust”)

The provident fund of the Iron Ore division is exempted under Section 17 of The Employees Provident Fund and Miscellaneous Provisions Act, 1952. Conditions for grant of exemption stipulates that the employer shall make good deficiency, if any, between the return guaranteed by the statute and actual earning of the Fund. Based on actuarial valuation in accordance with Ind AS 19 and Guidance note issued by Institute of Actuaries of India for interest rate guarantee of exempted provident fund liability of employees, there is no interest shortfall in the funds managed by the trust and hence there is no further liability as on March 31, 2020 and March 31, 2019. Having regard to the assets of the Fund and the return on the investments, the Company does not expect any deficiency in the foreseeable future.

The Company contributed a total of ₹ 4 Crore for the year ended March 31, 2020 and ₹ 9 Crore for the year ended March 31, 2019, The present value of obligation and the fair value of plan assets of the trust are summarised below.

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Fair value of plan assets	208	193
Present value of defined benefit obligations	(202)	(187)

Net liability arising from defined benefit obligation of trust	Nil	Nil

Percentage allocation of plan assets of trust

Assets by category	As at March 31, 2020	As at March 31, 2019
Government Securities	59%	59%
Debentures / bonds	36%	37%
Equity	5%	4%
Fixed deposits	0%	0%

The remeasurement loss of ₹ 7 Crore has been charged to other comprehensive income (OCI) during the year.

(b)	Gratuity plan

In accordance with the Payment of Gratuity Act, 1972, the Company contributes to a defined benefit plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, disability or termination of employment being an amount based on the respective employee’s last drawn salary and the number of years of employment with the Company. The Gratuity plan is a funded plan and the Company makes contribution to recognised funds in India.

Based on actuarial valuations conducted as at year end using the projected unit credit method, a provision is recognised in full for the benefit obligation over and above the funds held in the Gratuity Plan.

The iron ore and oil & gas division of the Company have constituted a trust recognised by Indian Income Tax Authorities for gratuity to employees, contributions to the trust are funded with Life Insurance Corporation of India (LIC) and ICICI Prudential Life Insurance Company Limited.

Principal actuarial assumptions

Principal actuarial assumptions used to determine the present value of the Gratuity plan obligation are as follows:

Particulars	As at March 31, 2020	As at March 31, 2019
Discount rate	6.80%	7.80%
Expected rate of increase in compensation level of covered employees	2%-10%	2%-10%
In service mortality	IALM (2012-14)	IALM (2006-08)
Post retirement mortality	LIC(1996-98) Ultimate	LIC(1996-98) Ultimate

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STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Amount recognised in the balance sheet consists of:

		(₹ in Crore)
Particulars	As at March 31, 2020	As at March 31, 2019
Fair value of plan assets	145	131
Present value of defined benefit obligations	(189)	(178)

Net liability arising from defined benefit obligation	(44)	(47)

Amount recognised in the statement of profit and loss in respect of the Gratuity plan are as follows:

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Current service cost	18	17
Net interest cost	4	3

Components of defined benefit costs recognised in profit or loss	22	20

Amount recognised in other comprehensive income in respect of the Gratuity plan are as follows:

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Re-measurement of the net defined benefit obligation:-
Actuarial losses / (gains) arising from demographic adjustments	(1)	—
Actuarial losses / (gains) arising from experience adjustments	(6)	3
Actuarial losses / (gains) arising from changes in financial assumptions	10	0
Losses / (gains) on plan assets	1	1

Components of defined benefit costs recognised in other comprehensive income	4	4

Movement in present value of the Gratuity plan:

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Opening balance	178	161
Current service cost	18	17
Benefits paid	(24)	(15)
Interest cost	14	12
Actuarial losses / (gains) arising from changes in assumptions	3	3

Closing balance	189	178

Movement in the fair value of Gratuity plan assets is as follows:

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Opening balance	131	123
Contributions received	29	16
Benefits paid	(24)	(16)
Re-measurement loss arising from return on plan assets	(1)	(1)
Interest income	10	9

Closing balance	145	131

The above plan assets have been invested in the qualified insurance policies.

The actual return on plan assets was ₹ 9 Crore for the year ended March 31, 2020 and ₹ 8 Crore for the year ended March 31, 2019.

The weighted average duration of the defined benefit obligation is 16.50 years and 16.98 years as at March 31, 2020 and March 31, 2019 respectively.

The Company expects to contribute ₹ 22 Crore to the funded defined benefit plans in during the year ended March 31, 2021.

348      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Sensitivity analysis

Below is the sensitivity analysis determined for significant actuarial assumptions for the determination of defined benefit obligations and based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period while holding all other assumptions constant.

		(₹ in Crore)
Increase / (Decrease) in defined benefit obligation	As at March 31, 2020	As at March 31, 2019
Discount rate
Increase by 0.50%	(8)	(7)
Decrease by 0.50%	9	8
Expected rate of increase in compensation level of covered employees
Increase by 0.50%	9	8
Decrease by 0.50%	(8)	(7)

The above sensitivity analysis may not be representative of the actual benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

In presenting the above sensitivity analysis, the present value of defined benefit obligation has been calculated using the projected unit credit method at the end of reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognised in the balance sheet.

Risk analysis

Company is exposed to a number of risks in the defined benefit plans. Most significant risks pertaining to defined benefit plans and management’s estimation of the impact of these risks are as follows:

Investment risk

The Gratuity plan is funded with Life Insurance Corporation of India (LIC) and ICICI Prudential Life (ICICI). Company does not have any liberty to manage the fund provided to LIC and ICICI.

The present value of the defined benefit plan obligation is calculated using a discount rate determined by reference to Government of India bonds. If the return on plan asset is below this rate, it will create a plan deficit.

Interest risk

A decrease in the interest rate on plan assets will increase the net plan obligation.

Longevity risk / Life expectancy

The present value of the defined benefit plan obligation is calculated by reference to the best estimate of the mortality of plan participants both during and at the end of the employment. An increase in the life expectancy of the plan participants will increase the plan obligation.

Salary growth risk

The present value of the defined benefit plan obligation is calculated by reference to the future salaries of plan participants. An increase in the salary of the plan participants will increase the plan obligation.

24	EMPLOYEE BENEFITS EXPENSE [a,b]

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Salaries and Wages	1,119	1,257
Share based payments (Refer Note 25)	40	62
Contributions to provident and other funds (Refer Note 23)	90	89
Staff welfare expenses	92	95
Less: Cost allocated/directly booked in Joint ventures	(576)	(641)

Total	765	862

a)	Net of recoveries of ₹ 66 Crore (March 31, 2019: ₹ 83 Crore) from subsidiaries.
b)	Net of capitalisation of ₹ 59 Crore (March 31, 2019: Nil Crore).

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    349

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

25	SHARE BASED PAYMENTS

The Company offers equity based and cash based option plans to its employees, officers and directors through the Company’s stock option plan introduced in 2016, Cairn India’s stock option plan now administered by the Company pursuant to merger with the Company and Vedanta Resources Limited (earlier known as Vedanta Resources Plc) plans [Vedanta Resources Long-Term Incentive Plan (“LTIP”), Employee Share Ownership Plan (“ESOP”), Performance Share Plan (“PSP”) and Deferred Share Bonus Plan (“DSBP”)] collectively referred as ‘VRL ESOP’ scheme.

The Vedanta Limited Employee Stock Option Scheme (ESOS) 2016

The Company introduced an Employee Stock Option Scheme 2016 (“ESOS”), which was approved by the Vedanta Limited shareholders to provide equity settled incentive to all employees of the Company including subsidiary companies. The ESOS scheme includes tenure based, business performance based(EBITDA) and market performance based stock options. The maximum value of options that can be awarded to members of the wider management group is calculated by reference to the grade average cost-to-company (“CTC”) and individual grade of the employee. The performance conditions attached to the option is measured by comparing Company’s performance in terms of Total Shareholder Return (“TSR”) over the performance period with the performance of two group of comparator companies (i.e. Indian and global comparator companies) defined in the scheme. The extent to which an option vests will depend on the Company’s TSR rank against a group or groups of peer companies at the end of the performance period and as moderated by the Remuneration Committee.

Options granted during the year ended March 31, 2020 includes business performance based, sustained individual performance based and market performance based stock options. Business performances will be measured using Volume, Cost, Net Sales Realisation, EBITDA or a combination of these for the respective business/ SBU entities.

The exercise price of the options is ₹ 1 per share and the performance period is three years, with no re-testing being allowed.

The details of share options for the year ended March 31, 2020 is presented below:

Financial Year of Grant	Exercise Period	Options outstanding April 01, 2019	Options granted during the year	Options transferred from Parent/ fellow subsidiaries	Options forfeited during the year	Options exercised during the year*	Options outstanding March 31, 2020	Options exercisable March 31, 2020
2016-17	December 15, 2019-June 14, 2020	65,08,226	—	—	48,19,269	6,20,441	10,68,516	10,68,516
2017-18	September 1, 2020-February 28, 2021	82,74,393	—	—	12,46,468	—	70,27,925	—
2017-18	October 16, 2020-April 15, 2021	11,126	—	—	—	—	11,126	—
2017-18	November 1, 2020-April 30, 2021	27,638	—	—	27,638	—	—	—
2018-19	November 1, 2021-April 30, 2022	1,35,66,200	—	—	21,46,154	—	1,14,20,046	—
2018-19	Cash settled	2,24,840	—	1,00,470	1,46,984	—	1,78,326	—
2019-20	November 29, 2022-May 28, 2023	—	1,67,13,640	—	8,32,310	—	1,58,81,330	—
2019-20	Cash settled	—	8,47,830	—	1,12,460	—	7,35,370	—

		2,86,12,423	1,75,61,470	1,00,470	93,31,283	6,20,441	3,63,22,639	10,68,516

*

Excludes 58,420 options exercised during the year regarding which the transaction could not be completed before March 31, 2020 and hence, the corresponding shares were not transferred to the concerned employees.

The details of share options for the year ended March 31, 2019 is presented below:

Financial Year of Grant	Exercise Period	Options outstanding April 01, 2018	Options granted during the year	Options transferred from Parent/ fellow subsidiaries	Options forfeited during the year	Options exercised during the year	Options outstanding March 31, 2019	Options exercisable March 31, 2019
2016-17	December 15, 2019-June 14, 2020	70,98,602	—	—	5,90,376	—	65,08,226	—
2017-18	September 1, 2020-February 28, 2021	96,17,340	—	—	13,42,947	—	82,74,393	—
2017-18	October 16, 2020-April 15, 2021	11,570	—	—	444	—	11,126	—
2017-18	November 1, 2020-April 30, 2021	28,740	—	—	1,102	—	27,638	—
2018-19	November 1, 2021-April 30, 2022	—	1,37,93,980	—	2,27,780	—	1,35,66,200	—
2018-19	Cash settled	—	2,47,870	—	23,030	—	2,24,840	—

		1,67,56,252	1,40,41,850	—	21,85,679	—	2,86,12,423	—

350      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

The fair value of all options has been determined at the date of grant of the option allowing for the effect of any market-based performance conditions. This fair value, adjusted by the Group’s estimate of the number of options that will eventually vest as a result of non-market conditions, is expensed over the vesting period.

Business Performance-Based and Sustained Individual Performance-Based Options:

The fair values of stock options following these types of vesting conditions have been estimating using the Black-Scholes-Merton Option Pricing model. The value arrived at under this model has been then multiplied by the expected % vesting based on business performance conditions (only for business performance-based options) and the expected multiplier on account of sustained individual performance (for both type of options). The inputs used in the Black-Scholes-Merton Option Pricing model include the share price considered as of the valuation date, exercise price as per the scheme/ plan of the options, expected dividend yield (estimated based on actual/ expected dividend trend of the Company), expected tenure (estimated as the remaining vesting period of the options), the risk-free rate (considered as the zero coupon yield as of the valuation date for a term commensurate with the expected tenure of the options) and expected volatility (estimated based on the historical volatility of the return in company’s share prices for a term commensurate with the expected tenure of the options). The exercise period of 6 months post vesting period has not been considered as the options are expected to be exercised immediately post the completion of the vesting period.

Total Shareholder Returns-Based Options:

The fair values of stock options following this type of vesting condition has been estimated using the Monte Carlo Simulation method. This method has been used to simulate the expected share prices for Vedanta Limited and the companies of the comparator group over the vesting period of the options. Based on the simulated prices, the expected pay-off at the end of the vesting period has been estimated and present valued to the valuation date. Further, based on the simulated share prices and expected dividends the relative rank of Vedanta Limited’s share price return has been estimated vis-ő-vis the Indian and Global Group of the comparator group. This rank has been used to estimate expected % vesting of the options under this type of vesting condition. The inputs to the monte carlo simulation method include expected tenure (estimated as the remaining vesting period of the options), the risk-free rate (considered as the zero coupon yield as of the valuation date for a term commensurate with the expected tenure of the options), expected dividend yield (estimated based on the actual dividend trend of the companies), expected volatility (estimated based on the historical volatility of the return in the Company’s share prices for a term commensurate with the expected tenure of the options). The exercise period of 6 months post the vesting period has not been considered as the options are expected to be exercised immediately post the completion of the vesting period.

The assumptions used in the calculations of the charge in respect of the ESOS options granted during the year ended March 31, 2020 and March 31, 2019 are set out below:

	Year ended March 31, 2020		Year ended March 31, 2019
Particulars	ESOS 2019		ESOS November 2018
Number of Options		Cash settled - 847,830 equity settled - 1,67,13,640		Cash settled - 2,47,870 equity settled - 1,37,93,980
Exercise Price	₹	1	₹	1
Share Price at the date of grant	₹	144.60	₹	195.00
Contractual Life		3 years		3 years
Expected Volatility		36.64%		44.3%
Expected option life		3 years		3 years
Expected dividends		7.96%		6.50%
Risk free interest rate		5.68%		7.70%
Expected annual forfeitures		10%p.a.		10%p.a.
Fair value per option granted (Non-market performance based and market performance based)	₹	102.30/ ₹ 72.12	₹	159.9/₹ 96.3

Weighted average share price at the date of exercise of stock options was ₹ 126.02 (March 31, 2019: NA).

The weighted average remaining contractual life for the share options outstanding was 2.28 years (March 31, 2019: 2.32 years).

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    351

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

The Company recognised total expenses of ₹ 75 Crore (March 31, 2019: ₹ 82 Crore) related to equity settled share-based payment transactions for the year ended March 31, 2020 out of which ₹ 33 Crore (March 31, 2019: ₹ 30 Crore) was recovered from group companies. The total expense recognised on account of cash settled share based plan during the year ended March 31, 2020 is ₹ 0 Crore (March 31, 2019: ₹ 0 Crore) and the carrying value of cash settled share based compensation liability as at March 31, 2020 is ₹ 0 Crore (March 31, 2019: ₹ 0 Crore).

Employee stock option plans of erstwhile Cairn India Limited:

The Company has provided CIESOP share based payment scheme to its employees.

CIESOP plan

There are no specific vesting conditions under CIESOP plan other than completion of the minimum service period of 3 years from the date of grant. Phantom options are exercisable proportionate to the period of service rendered by the employee subject to completion of one year. The exercise period is 7 years from the vesting date.

Details of employees stock option plans is presented below:

	Year ended March 31, 2020		Year ended March 31, 2019
CIESOP Plan	Number of options	Weighted average exercise price in ₹	Number of options	Weighted average exercise price in ₹
Outstanding at the beginning of the year	64,77,059	279.2	71,30,625	275.5
Granted during the year	Nil	NA	Nil	NA
Expired during the year	6,58,663	200.1	90,896	187.0
Exercised during the year	Nil	NA	2,35,169	189.0
Forfeited / cancelled during the year	4,76,656	288.1	3,27,501	287.2
Outstanding at the end of the year	53,41,740	288.2	64,77,059	279.2
Exercisable at the end of the year	53,41,740	288.2	64,77,059	279.2

Weighted average share price at the date of exercise of stock options is ₹ NA (March 31, 2019: ₹ 232.7).

Scheme	Range of exercise price in ₹	Weighted average remaining contractual life of options (in years)	Weighted average exercise price in ₹
The details of exercise price for stock options outstanding as at March 31, 2020 are:
CIESOP Plan	286.85-291.25	1.46	288.2
The details of exercise price for stock options outstanding as at March 31, 2019 are:
CIESOP Plan	200.05-291.25	2.24	279.2

Employee share option plan of Vedanta Resources Limited (earlier known as Vedanta Resources Plc)

The value of shares that are awarded to members of the Company is calculated by reference to the individual fixed salary and share-based remuneration consistent with local market practice. ESOP scheme of Vedanta Resources Limited is both tenure and performance based share schemes. The options are indexed to and settled by Parent’s shares (Vedanta Resources Limited shares as defined in the scheme). The options have a fixed exercise price denominated in Parent’s functional currency (10 US cents per share), the performance period of each option is three years and is exercisable within a period of six months from the date of vesting beyond which the option lapses.

During the previous year, through an open offer all the outstanding equity settled options were bought back by Vedanta Resources Limited’s parent, Volcan Investments Limited. On account of delisting of Vedanta Resources Limited, the cash based options were also early settled. The accelerated charge on account of early settlement of both the equity settled and cash settled options was recognised in the Statement of Profit and Loss.

Amount recovered by the Parent and recognised by the Company for the year ended March 31, 2019 is ₹ 11 Crore. The Company considers these amounts as not material and accordingly has not provided further disclosures.

Out of the total expense of ₹ 42 Crore (March 31, 2019: ₹ 63 Crore) pertaining to above options for the year ended March 31, 2020, the Company has capitalised ₹ 2 Crore (March 31, 2019: ₹ 1 Crore) expense for the year ended March 31, 2020.

352      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

26	A) REVENUE FROM OPERATIONS

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Sale of products	34,986	37,760
Sale of services	431	338

Total	35,417	38,098

a)

Revenue from sale of products and from sale of services for the year ended March 31, 2020 includes revenue from contracts with customers of ₹ 35,125 Crore (FY 2018-19: ₹ 38,111 Crore) and a net loss on mark-to-market of ₹ 346 Crore (FY 2018-19: ₹ 13 Crore) on account of gains/ losses relating to sales that were provisionally priced as at March 31, 2019 with the final price settled in the current year, gains/ losses relating to sales fully priced during the year, and marked to market gains/ losses relating to sales that were provisionally priced as at March 31, 2020.

b)

Government of India (GoI) vide Office Memorandum (“OM”) No. O-19025/10/2005-ONG-DV dated February 01, 2013 allowed for Exploration in the Mining Lease Area after expiry of Exploration period and prescribed the mechanism for recovery of such Exploration Cost incurred. Vide another Memorandum dated October 24, 2019, GoI clarified that all approved Exploration costs incurred on Exploration activities, both successful and unsuccessful, are recoverable in the manner as prescribed in the OM and as per the provisions of PSC. Accordingly, during the current year, the Company has recognised revenue of ₹ 638 Crore, for past exploration costs, through increased share in the joint operations revenue as the Company believes that cost recovery mechanism prescribed under OM for profit petroleum payable to GoI is not applicable to its Joint operation partner, view which is also supported by an independent legal opinion. However, the Joint operation partner carries a different understanding and the matter is pending resolution.

c)

Majority of the Company’s sales are against advance or are against letters of credit/ cash against documents/ guarantees of banks of national standing. Where sales are made on credit, the amount of consideration does not contain any significant financing component as payment terms are within three months.

As per the terms of the contract with its customers, either all performance obligations are to be completed within one year from the date of such contracts or the Company has a right to receive consideration from its customers for all completed performance obligations. Accordingly, the Company has availed the practical expedient available under paragraph 121 of Ind AS 115 and dispensed with the additional disclosures with respect to performance obligations that remained unsatisfied (or partially unsatisfied) at the balance sheet date. Further, since the terms of the contracts directly identify the transaction price for each of the completed performance obligations there are no elements of transaction price which have not been included in the revenue recognised in the financial statements. Further, there is no material difference between the contract price and the revenue from contract with customers.

B)	OTHER OPERATING INCOME

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Export incentives	291	322
Scrap sales	76	87
Miscellaneous income	74	137

Total	441	546

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STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

27	OTHER INCOME

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Net gain on investments measured at FVTPL	152	96
Interest income from investments measured at FVTPL	119	124
Interest income from financial assets at amortised cost
- Bank Deposits	71	67
- Loans	102	27
- Others	163	122
Interest on income tax refund	—	106
Dividend income from
- financial assets at FVTPL	15	15
- financial assets at FVOCI	2	1
- investment in Subsidiaries	2,125	5,485
Deferred government grant income	74	72
Miscellaneous income	47	37

Total	2,870	6,152

28	CHANGES IN INVENTORIES OF FINISHED GOODS, WORK-IN-PROGRESS AND STOCK-IN-TRADE

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Opening Stock:
Finished Goods	880	364
Work-in-progess	1,195	1,811

Total	2,075	2,175

Add / (Less): Foreign exchange translation difference	4	4
Less: Closing Stock
Finished Goods	465	880
Work-in-progess	1,835	1,195

Total	2,300	2,075

Sub-total	(221)	104
Add / (Less): Copper Concentrate (raw material) sold during the year	1,651	203

Changes in Inventory	1,430	307

29	FINANCE COST

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Interest expense on financial liabilities at amortised cost [a,c]	3,863	4,076
Other finance costs	111	215
Net interest on defined benefit arrangement	4	3
Unwinding of discount on provisions (Refer Note 22)	31	30
Less: Allocated to Joint venture	(8)	0
Less: Capitalisation of finance costs [b] (Refer Note 5)	(673)	(567)

Total	3,328	3,757

a)	Includes NIL Crore (March 31, 2019: ₹ 130 Crore) on redeemable preference shares.
b)	Interest rate of 7.71% (March 31, 2019: 7.50%) was used to determine the amount of general borrowing costs eligible for capitalisation in respect of qualifying asset for the year ended March 31, 2020.
c)	Includes interest expense on lease liabilities for the year ended March 31, 2020 ₹ 16 Crore.

354      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

30	OTHER EXPENSES *

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Cess on crude oil	1,174	1,492
Royalty	242	175
Consumption of stores and spare parts	720	560
Repairs to plant and equipment	404	276
Carriage	424	550
Mine Expenses	136	82
Net loss on foreign currency transactions and translation	494	319
Other Selling Expenses	2	13
Repairs to building	56	101
Insurance	76	72
Repairs others	77	72
Loss on sale/ discard of property, plant and equipment (net)	77	76
Rent [d]	11	45
Rates and taxes	25	13
Amortisation of prepaid lease charges	0	3
Exploration costs written-off (Refer Note 5)	1	48
Directors sitting fees and commission	8	5
Remuneration to Auditors [a]	12	12
Provision for doubtful advances/ expected credit loss	51	(6)
Bad debts written off	17	6
Share of expenses in producing oil & gas	1,323	1,227
Donation	115	61
Miscellaneous expenses [b,c]	2,247	1,998
Less: Cost allocated/directly booked in Joint ventures	(304)	(388)

Total	7,388	6,812

*	Net of recoveries of ₹ 56 Crore (March 31, 2019: ₹ 62 Crore) from subsidiaries

a)	Remuneration to auditors comprises of:

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Payment to auditors
For statutory audit (including quarterly reviews and international reporting)	9	9
For parent company reporting	2	2
For certification services	1	0
For other services	0	1
For reimbursement of expenses	0	0

Total	12	12

b)	Includes Corporate social responsibility expenses of ₹ 53 Crore (March 31, 2019: ₹ 52 Crore) as detailed in note 39(a).
c)

The Company made contributions through electoral bonds of ₹ 114 Crore (March 31, 2019: ₹ 65 Crore) and to an electoral trust ₹ 0 Crore (March 31, 2019: ₹ 3 Crore) for the year ended March 31, 2020, which is included in Miscellaneous expenses.

d)	Rent for the year ended March 31, 2020 represents expense on short-term/ low value leases.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

31	EXCEPTIONAL ITEMS

						(₹ in Crore)
	Year ended March 31, 2020			Year ended March 31, 2019
Particulars	Exceptional Items	Tax effect of exceptional items	Exceptional items after tax	Exceptional Items	Tax effect of exceptional items	Exceptional items after tax
Impairment (charge)/ reversal
- relating to property, plant and equipment and exploration assets—Oil & gas segment [a]	(8,273)	2,875	(5,398)	261	(91)	170
- relating to property, plant and equipment and other assets—Copper segment [b]	(669)	234	(435)	—	—	—
Provision on receivables subject to litigations [c,d]	(401)	93	(308)	—	—	—
Net (Charge) /reversal of impairment on investment in subsidiaries [e]	(3,393)	—	(3,393)	4	—	4
Revision of Renewable Purchase Obligation (RPO) pursuant to the Odisha Electricity Regulatory Commission notification [f]	168	(59)	109	—	—	—
Reversal pursuant to Supreme Court order/ arbitration order [g]	—	—	—	59	(21)	38

Total	(12,568)	3,143	(9,425)	324	(112)	212

a)

During the year ended March 31, 2020 and March 31, 2019, the Company has recognised impairment charge of ₹ 8,273 Crore and reversal of ₹ 261 Crore respectively, on its assets in the oil and gas segment comprising of:

i)

Impairment charge of ₹ 7,516 Crore relating to Rajasthan oil and gas block (“RJ CGU”) triggered by the significant fall in the crude oil prices. Of this charge, ₹ 7,071 Crore impairment charge has been recorded against oil and gas producing facilities and ₹ 445 Crore impairment charge has been recorded against exploration intangible assets under development. The valuation remains dependent on price and further changes in long-term prices may result in changes to impairment.

For oil & gas assets, CGU’s identified are on the basis of a production sharing contract (PSC) level, as it is the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.

The recoverable amount of the RJ CGU of ₹ 5,585 Crore (US$ 747 million) was determined based on the fair value less costs of disposal approach, a level-3 valuation technique in the fair value hierarchy, as it more accurately reflects the recoverable amount based on our view of the assumptions that would be used by a market participant. This is based on the cash flows expected to be generated by the projected oil and natural gas production profiles up to the expected dates of cessation of production sharing contract (PSC)/cessation of production from each producing field based on the current estimates of reserves and risked resources. Reserves assumptions for fair value less costs of disposal tests consider all reserves that a market participant would consider when valuing the asset, which are usually broader in scope than the reserves used in a value-in-use test. Discounted cash flow analysis used to calculate fair value less costs of disposal uses assumption for short-term oil price of US$ 38 per barrel for the next one year and scales upto long-term nominal price of US$ 57 per barrel, three years thereafter, derived from a consensus of various analyst recommendations. Thereafter, these have been escalated at a rate of 2% per annum. The cash flows are discounted using the post-tax nominal discount rate of 10.35% derived from the post-tax weighted average cost of capital after factoring the risks ascribed to PSC extension and the successful implementation of key growth projects. Additionally, in computing the recoverable value, the effects of market participant’s response on production sharing contract matters have also been appropriately considered. Based on the sensitivities carried out by the Company, change in crude price assumptions by US$ 1/bbl and changes to discount rate by 1% would lead to a change in recoverable value by ₹ 181 Crore (US$ 24 million) and ₹ 257 Crore (US$ 34 million) respectively.

ii)	Impairment charge of ₹ 225 Crore relating to KG-ONN-2003/1 CGU mainly due to the reduction in crude oil price forecast.

The recoverable amount of the CGU was determined to be ₹ 147 Crore (US $ 20 million) based on fair value less cost of disposal approach as described in above paragraph. Discounted cash flow analysis used to calculate fair value less costs of disposal uses assumption for oil price as described in above paragraph. The cash flows are discounted using the post-tax nominal discount rate of 11.1% derived from post-tax weighted average cost of capital. The sensitivities around change in crude price and discount rate are not material to the financial statements.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

iii)	Impairment charge of ₹ 532 Crore in exploration block KG-OSN-2009/3, was provided for as the Government of India approval on extension and grant of excusable delay is awaited for.

iv)

During the year ended March 31, 2019, the Company has recognised impairment reversal of ₹ 261 Crore in respect of Oil & Gas Block KG-ONN-2003/1 (CGU) on booking of commercial reserves and subsequent commencement of commercial production. The impairment reversal has been recorded against Oil & Gas producing facilities. The recoverable amount of the Company’s share in KG-ONN-2003/1 (CGU) was determined to be ₹ 208 Crore (US$ 30 million).

The recoverable amount of the KG-ONN-2003/1 CGU was determined based on the fair value less costs of disposal approach, a level-3 valuation technique in the fair value hierarchy, as it more accurately reflects the recoverable amount based on Company’s view of the assumptions that would be used by a market participant. This is based on the cash flows expected to be generated by the projected oil and natural gas production profiles up to the expected dates of cessation of production sharing contract (PSC)/cessation of production from each producing field based on the current estimates of reserves and risked resources. Reserves assumptions for fair value less costs of disposal tests consider all reserves that a market participant would consider when valuing the asset, which are usually broader in scope than the reserves used in a value-in-use test. Discounted cash flow analysis used to calculate fair value less costs of disposal uses assumption for short-term oil price of US$ 62 per barrel for the year ended March 31, 2019 and scales upto long-term nominal price of US$ 65 per barrel by year ended March 31, 2022 derived from a consensus of various analyst recommendations. Thereafter, these have been escalated at a rate of 2.5% per annum. The cash flows are discounted using the post-tax nominal discount rate of 11.8% derived from the post-tax weighted average cost of capital. The sensitivities around change in crude price and discount rate are not material to the financial statements.

b)	Refer Note 3(c)(A)(vii) for impairment in copper segment.
c)	As at March 31, 2020, the Company has an outstanding receivable equivalent to ₹ 106 Crore (net of provision of
₹ 52 Crore) from Konkola Copper Mines Plc (KCM), predominantly regarding monies advanced against future purchase of copper cathode/anode.

A provisional liquidator was appointed to manage KCM’s affairs on May 21, 2019, after ZCCM Investments Holdings Plc (ZCCM-IH), an entity majorly owned by the Government of Zambia and a 20.6% shareholder in KCM, filed a winding up petition against KCM. KCM’s majority shareholder, Vedanta Resources Holdings Limited (VRHL), and its parent company, Vedanta Resources Limited (VRL), are contesting the winding up petition in the Zambian courts. The appeal was listed for hearing on March 25, 2020 but has been adjourned due to COVID-19 pandemic. In the meantime, the winding up petition continues to be stayed, pending the decision on VRHL’s application regarding arbitration.

VRHL and VRL had also commenced arbitration proceedings against ZCCM-IH with seat in Johannesburg consistent with their position that arbitration is the agreed dispute resolution process. Hearing is expected in January 2021. Meanwhile, KCM has not been supplying goods to the Company, which it was supposed to as per the terms of the advance.

The Company has recognised provision of ₹ 52 Crore during the current year and based on its assessment considering the actions taken by VRL and VRHL, believes that there is a high probability of success and has thus continued to treat balance receivables as recoverable.

d)

During the year ended March 31, 2020, a parcel of land relating to the Iron Ore business having carrying value of ₹ 349 Crore was reclassified from freehold land to other financial asset due to an ongoing legal dispute relating to title of the land. Subsequently, during the year, the financial asset was fully provided for and recognised under exceptional items.

e)

During the year ended March 31, 2020 and March 31, 2019 the Company has recognised net impairment charge of ₹ 3,393 Crore and reversal of ₹ 4 Crore respectively, on its investment in subsidiaries, comprising of:

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Impairment (charge)/reversal on investment in Cairn India Holdings Limited (Refer (i) below)	(3,339)	52
Impairment charge on investment in Sesa Resources Limited (Refer (ii) below)	(54)	(48)

Net Impairment (Charge)/reversal on investment in subsidiaries	(3,393)	4

(i)

During the year ended March 31, 2020, the Company has provided for diminution in value of its investment in CIHL (a 100% subsidiary of the Company) of ₹ 3,339 Crore consequent to a reduction in recoverable value of PPE in RJ block held through its step-down 100% subsidiary Cairn Energy Hydrocarbon Limited (CEHL) due to reduction in crude prices and also due to reduction in value of its investment in AvanStrate Inc. (ASI).

(ii)

During the year ended March 31, 2020, the Company has made a provision for impairment relating to investment in Sesa Resources Limited of ₹ 54 Crore based on expected realisation in view of prevailing mining ban in Goa pursuant to an order passed by the Hon’ble Supreme Court of India on February 7, 2018.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

f)

During the current year, the Company has restated its Renewable Power Obligation (RPO) liability pursuant to Odisha Electricity Regulatory Commission (OERC) notification dated December 31, 2019 which clarified that for CPP’s commissioned before April 01, 2016, RPO should be pegged at the RPO obligation applicable for 2015-16. Based on the notification, liability of the

Company’s Jharsuguda and Lanjigarh plants have been revised and ₹ 168 Crore reversal relating to previous years have been recognised under exceptional items.

g)	During the year ended March 31, 2019, the Company has partly reversed the provision for interest of ₹ 59 Crore for dues towards a vendor pursuant to the Hon’ble Supreme Court of India order.

32	TAX EXPENSE

(a)	Tax (credit)/charge recognised in profit or loss (including on exceptional items)

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Current tax:
Current tax on profit for the year	4	5
Total Current Tax (a)	4	5
Deferred tax:
Origination and reversal of temporary differences	(592)	(244)
Credit in respect of deferred tax for earlier years	—	(1)
(Credit)/ Charge in respect of exceptional items (Refer Note 31)	(3,143)	112
Total Deferred Tax (b)	(3,735)	(133)
Net tax (benefit) (a+b)	(3,731)	(128)
(Loss)/Profit before tax	(10,463)	4,947

Effective income tax rate (%)	36%	(3% )

Tax expense

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Tax effect on exceptional items	(3,143)	112
Tax expense – others	(588)	(240)

Net tax benefit	(3,731)	(128)

(b)	A reconciliation of income tax (credit)/expense applicable to (loss)/profit before tax at the Indian statutory income tax rate to recognised income tax expense for the year indicated are as follows:

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
(Loss)/Profit before tax	(10,463)	4,947
Indian statutory income tax rate	34.944%	34.944%
Tax at statutory income tax rate	(3,656)	1,729
Disallowable expenses	69	88
Non-taxable income*	(49)	(1,984)
Tax holidays	58	9
Change in deferred tax balances due to change in tax law**	(865)	—
Income subject to lower tax rate	(372)	—
Credit in respect of earlier years	—	(1)
Unrecognised tax assets (Net)	1,185	(30)
Charge transferred to Equity (Refer Note 34)	(252)	—
Other permanent differences	151	61

Total	(3,731)	(128)

*	PY includes dividend income received from subsidiary.
**

Deferred tax charge for the year ended March 31, 2020 includes deferred tax credit of ₹ 834 Crore on deferred tax balances as at March 31, 2019 being recognised during the current year (refer note 3(c)(A)(ix)).

358      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Certain businesses of the Company are eligible for specified tax incentives which are included in the table above as tax holidays and similar exemptions. These are briefly described as under:

The location based exemption: SEZ Operations

In order to boost industrial development and exports, provided certain conditions are met, profits of undertaking located in Special Economic Zone (‘SEZ’) may benefit from tax holiday. Such tax holiday works to exempt 100% of the profits for the first five years from the commencement of the tax holiday, 50% of profits for five years thereafter and 50% of the profits for further five years provided the amount allowable in respect of deduction is credited to Special Economic Zone Re-Investment Reserve account. However, such undertaking would continue to be subject to the Minimum Alternative tax (‘MAT’).

The Company has setup SEZ Operations in its aluminium division (where no benefit has been drawn).

Sectoral Benefit—Power Plants

To encourage the establishment of certain power plants, provided certain conditions are met, tax incentives exist to exempt 100% of profits and gains for any ten consecutive years within the 15 years period following commencement of the power plant’s operation subject to certain conditions under Section 80IA of the Income Tax Act, 1961. However, such undertakings generating power would continue to be subject to the MAT provisions.

(c)	Deferred tax assets/liabilities

The Company has accrued significant amounts of deferred tax. The majority of the deferred tax liability represents accelerated tax relief for the depreciation of property, plant and equipment, net of losses carried forward by Vedanta Limited (post the re-organisation) and unused tax credit in the form of MAT credits carried forward. Significant components of Deferred tax (assets) & liabilities recognised in the balance sheet are as follows:

For the year ended March 31, 2020

						(₹ in Crore)
Significant components of Deferred tax (assets) & liabilities	Opening balance as at April 01, 2019	Charged / (credited) to statement of profit and loss	Charged / (credited) to other comprehensive income	Exchange difference transferred to translation of foreign operation	Charged / (credited) to equity	Closing balance as at March 31, 2020
Property, Plant and Equipment	7,766	(3,691)	—	68	—	4,143
Voluntary retirement scheme	(3)	2	—	—	—	(1)
Employee benefits	(19)	2	(4)	—	—	(21)
Fair valuation of derivative asset/liability	(33)	—	17	—	—	(16)
Fair valuation of other asset/liability	112	(27)	—	—	—	85
Unused tax asset MAT credit entitlement	(3,971)	119	—	—	252	(3,600)
Unabsorbed depreciation and tax losses	(3,524)	(128)	—	—	—	(3,652)
Other temporary differences	(331)	(12)	(59)	—	—	(402)

Total	(3)	(3,735)	(46)	68	252	(3,464)

For the year ended March 31, 2019

					(₹ in Crore)
Significant components of Deferred tax (assets) & liabilities	Opening balance as at April 1, 2018	Charged / (credited) to statement of profit and loss	Charged / (credited) to other comprehensive income	Exchange difference transferred to translation of foreign operation	Closing balance as at March 31,2019
Property, Plant and Equipment	7,195	416	—	155	7,766
Voluntary retirement scheme	(6)	3	—	—	(3)
Employee benefits	(16)	(2)	(1)	—	(19)
Fair valuation of derivative asset/liability	4	—	(37)	—	(33)
Fair valuation of other asset/liability	138	(26)	—	—	112
Unused tax asset MAT credit entitlement	(3,971)	—	—	—	(3,971)
Unabsorbed depreciation and tax losses	(2,985)	(539)	—	—	(3,524)
Other temporary differences	(333)	15	(13)	—	(331)

Total	26	(133)	(51)	155	(3)

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Recognition of deferred tax assets on MAT credit entitlement is based on the Company’s present estimates and business plans as per which the same is expected to be utilised within the stipulated fifteen year period from the date of origination. (Refer Note 3(c)(A)(vi))

In addition to above, the Company has not recognised deferred tax asset on deductible temporary differences aggregating to ₹ 3,393 Crore on account of Impairment of investment in subsidiaries (Refer Note 31(e)) as the timing of realisation of the same is not known as of the balance sheet date.

(d)	Non-current tax assets

Non-current tax assets of ₹ 1,682 Crore and ₹ 2,175 Crore as at March 31, 2020 and March 31, 2019 respectively mainly represents income tax receivable from Indian tax authorities by Vedanta Limited relating to the refund arising consequent to the Scheme of Amalgamation & Arrangement made effective in August 2013 pursuant to approval by the jurisdiction High Court and receivables relating to matters in tax disputes including tax holiday claim.

33	EARNINGS PER EQUITY SHARE

	(₹ in Crore, except otherwise stated)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
(Loss)/ Profit after tax attributable to equity share holders for Basic and Diluted EPS	(6,732)	5,075
Weighted Average no. of equity shares outstanding during the year for Basic and Dilutive EPS (in Crore)	372	372

Basic and Diluted (Loss)/ Earnings per share (in ₹)	(18.10)	13.65
Nominal value per share (in ₹)	1.00	1.00

34	DIVIDENDS

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Amounts recognised as distributions to equity shareholders:
Interim dividend (March 31, 2020: ₹ 3.90/- per share, March 31, 2019: ₹ 17.00/- and ₹ 1.85/- per share) [a]	1,444	7,005
Attributable tax on dividend	252	0

Total	1,696	7,005

Preference dividends on redeemable preference shares:
Preference dividends for the year: 7.5% p.a [b]	—	130
Dividend distribution tax (DDT) on preference dividend [b]	—	—

Total	—	130

a)

The Board of Directors of the Company through resolution passed by circulation on February 27, 2020 have approved first interim dividend of ₹ 3.90 per equity share i.e. 390% on face value of ₹ 1/- per share for the financial year 2019-20.

b)

Dividend @ 7.5% p.a. on the redeemable preference shares of face value of ₹ 10/- per preference share for the period from April 01, 2018 to October 27, 2018 as per their terms of issuance was declared during the year ended March 31, 2019. The same has been accounted for as interest cost and has been recorded in the Statement of Profit and Loss. These preference shares were redeemed, along with dividend on October 26, 2018. (Refer Note 29)

35	COMMITMENTS, CONTINGENCIES AND GUARANTEES

A)	Commitments

The Company has a number of continuing operational and financial commitments in the normal course of business including:

•	Exploratory mining commitments;

•	Oil & gas commitments;

•	Mining commitments arising under production sharing agreements; and

•	Completion of the construction of certain assets.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Estimated amount of contracts remaining to be executed on capital accounts and not provided for:

		(₹ in Crore)
Particulars	As at March 31, 2020	As at March 31, 2019
Oil & Gas sector
Cairn India	1,816	2,781
Aluminium sector
Lanjigarh Refinery (Phase II)	1,573	1,443
Jharsuguda 1.25 MTPA smelter	414	460
Copper sector
Tuticorin Smelter 400 KTPA*	2,791	2,794
Others	732	589

Total	7,326	8,067

*	currently contracts are under suspension under the force majeure clause as per the contract

Committed work programme (Other than capital commitment)

		(₹ in Crore)
Particulars	As at March 31, 2020	As at March 31, 2019
Oil & Gas sector
Cairn India (OALP—New Oil and Gas blocks)	5,841	3,811

Other Commitments

Power Division of the Company has signed a long-term power purchase agreement (PPA) with Gridco Limited for supply of 25% of power generated from the power station with additional right to purchase power (5%/ 7%) at variable cost as per the conditions referred to in PPA. The PPA has a tenure of twenty five years.

B)	Guarantees

The aggregate amount of indemnities and other guarantees on which the Company does not expect any material losses was ₹ 16,544 Crore (March 31, 2019: ₹ 22,074 Crore). The Company has given guarantees in the normal course of business as stated below:

a)

Guarantees and bonds advanced to the customs authorities in India of ₹ 362 Crore relating to the export and payment of import duties on purchases of raw material and capital goods (March 31, 2019: ₹ 547 Crore).

b)	Guarantees issued for Company’s share of minimum work programme commitments of ₹ 2,906 Crore (March 31, 2019: ₹ 2,367 Crore).

c)	Guarantees of ₹ 54 Crore issued under bid bond (March 31, 2019: ₹ 535 Crore).

d)

Bank guarantees of ₹ 115 Crore (March 31, 2019: ₹ 115 Crore) has been provided by the Company on behalf of Volcan Investments Limited to Income tax department, India as a collateral in respect of certain tax disputes.

e)

The Company has given corporate guarantees, bank guarantees and also assigned its bank limits to other group companies majorly in respect of certain short-term and long-term borrowings amounting to ₹ 10,816 Crore (March 31, 2019: ₹ 17,004 Crore). Refer Note 36

f)

Other guarantees worth ₹ 2,291 Crore (March 31, 2019: ₹ 1,506 Crore) issued for securing supplies of materials and services, in lieu of advances received from customers, litigation, for provisional valuation of custom duty and also to various agencies, suppliers and government authorities for various purposes. The Company does not anticipate any liability on these guarantees.

C)	Export Obligations

The Company has export obligations of ₹ 612 Crore (March 31, 2019: ₹ 1,211 Crore) on account of concessional rates of import duty paid on capital goods under the Export Promotion Capital Goods Scheme and under the Advance Licence Scheme for the import of raw material laid down by the Government of India.

In the event of the Company’s inability to meet its obligations, the Company’s liability would be ₹ 84 Crore (March 31, 2019: ₹ 115 Crore) reduced in proportion to actual exports, plus applicable interest.

The Company has given bonds of ₹ 88 Crore (March 31, 2019: ₹ 126 Crore) to custom authorities against these export obligations.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

D)	Contingent Liabilities

The Company discloses the following legal and tax cases as contingent liabilities:

a)	Vedanta Limited: Income tax

In March 2014, Vedanta Limited (notice was served on Cairn India Limited which subsequently merged with Vedanta Limited, accordingly now referred to as Vedanta Limited) received a show cause notice from the Indian Tax Authorities (‘Tax Authorities’) for not deducting withholding tax on the payments made to Cairn UK Holdings Limited (CUHL), for acquiring shares of Cairn India Holdings Limited (CIHL), as part of their internal reorganisation. The Tax Authorities have stated in the notice that a short-term capital gain has accrued to CUHL on transfer of the shares of CIHL to Vedanta Limited, in the financial year 2006–2007, on which tax should have been withheld by the Company. Pursuant to this, various replies were filed with the Tax Authorities. After several hearings, the Income Tax Authority, in March 2015, issued an order holding the Company as ‘assessee in default’ and raised a demand totalling ₹ 20,495 Crore (including interest of ₹ 10,247 Crore). The Company had filed an appeal before the First Appellate Authority, Commissioner of Income Tax (Appeals) which vide order dated July 03, 2017 confirmed the tax demand against the Company. The Company has challenged the Commissioner of Income Tax’s (Appeals) order before the Income Tax Appellate Tribunal (ITAT).

The Company also filed a writ petition before the Delhi High Court wherein it has raised several points for assailing the aforementioned Income Tax Authority’s order. The matter came up for hearing on February 05, 2020 before Delhi High Court but adjourned and the next date of hearing is September 28, 2020.

Separately CUHL, on whom the primary liability of tax lies, had received an Order from the ITAT in the financial year 2016-17 holding that the transaction is taxable in view of the clarification made in the Act but also acknowledged that being a retrospective transaction, interest would not be levied. Hence affirming a demand of ₹ 10,247 Crore excluding the interest portion that had previously been claimed. The tax department has appealed this order before the Delhi High Court. As a result of the above order from ITAT, the Company considers the risk in respect of the interest portion of claim to be remote. Further, as per the recent recovery notice dated October 12, 2018 received from the Tax Recovery Officer (TRO) appointed for CUHL, tax demand of CUHL of approx. ₹ 4,996 Crore along with interest is outstanding. Further, in the said notice, tax department had also instructed to remit the preference shares redemption amount including dividend payable thereon to the TRO. Accordingly, amount aggregating to ₹ 607 Crore has been paid to the TRO on October 26, 2018 thus reducing the liability to ₹ 4,389 Crore. The Company has also paid interim dividend of ₹ 5 Crore to the TRO. Accordingly, the Company has revised the contingent liability to ₹ 4,384 Crore (March 31, 2019: ₹ 4,385 Crore). In the event, the case is finally decided against the Company, the demand payable along with interest as per the above mentioned order would be ₹ 20,495 Crore, of which only ₹ 4,384 Crore is considered as possible. Separately, but in connection with this litigation, Vedanta Resources Limited has filed a Notice of Claim against the Government of India (‘GOI’) under the UK India Bilateral Investment Treaty (the BIT). The International Arbitration Tribunal passed a favourable order on jurisdiction and Transparency and hearing on merits have been completed in May 2019 and order will be passed in due course. The Government of India has challenged the Jurisdiction and Transparency orders of Arbitration Tribunal before the High Court of Singapore. The Singapore High Court heard the Transparency matter on February 24, 2020 and passed favourable order and held that it will take up the Jurisdiction issue after receiving Tribunal’s award on merits. GOI has appealed the above High Court order before Singapore Supreme Court.

b)	Ravva Joint Operations arbitration proceedings ONGC Carry

The Ravva Production Sharing Contract (PSC) obliges the contractor parties to pay a proportionate share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to the construction and other activities it conducted in Ravva prior to the effective date of the Ravva PSC (the ONGC Carry). The question as to how the ONGC Carry is to be recovered and calculated, along with other issues, was submitted to an International Arbitration Tribunal in August 2002 which rendered a decision on the ONGC Carry in favour of the contractor parties (including Vedanta Limited (Cairn India Limited which subsequently merged with Vedanta Limited, accordingly now referred to as Vedanta Limited)) whereas four other issues were decided in favour of Government of India (GOI) in October 2004 (Partial Award). The GOI then proceeded to challenge the ONGC Carry decision before the Malaysian courts, as Kuala Lumpur was the seat of the arbitration. The Federal Court of Malaysia upheld the Partial Award. As the Partial Award did not quantify the sums, therefore, contractor parties approached the same Arbitration Tribunal to pass a Final Award in the subject matter since it had retained the jurisdiction to do so. The Arbitral Tribunal was reconstituted and the Final Award was passed in October 2016 in Company’s favour. GOI’s challenge of the Final Award has been dismissed by the Malaysian High Court and the next appellate court in Malaysia i.e. Malaysian Court of Appeal. GOI then filed an appeal at Federal Court of Malaysia. The matter was heard on February 28, 2019 and the Federal Court dismissed GOI’s leave to appeal. The Company has also filed for the enforcement of the Partial Award and Final Award before the Hon’ble Delhi High Court.

362      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Base Development Cost

Ravva joint operations had received a claim from the Ministry of Petroleum and Natural Gas, Government of India (GOI) for the period from 2000-2005 for ₹ 892 Crore (US$ 129 million) for an alleged underpayment of profit petroleum (by recovering higher Base Development Costs (“BDC”) against the cap imposed in the PSC) to the Government of India (GOI), out of which, Vedanta Limited’s (Cairn India Limited which subsequently merged with Vedanta Limited, accordingly now referred to as Vedanta Limited) share will be ₹ 201 Crore (US$ 29 million) plus interest. Joint venture partners initiated the arbitration proceedings and Arbitration Tribunal published the Award in January 2011 allowing claimants (including the Company) to recover the development costs spent to the tune of ₹ 2,080 Crore (US$ 278 million) and disallowed over run of ₹ 165 Crore (US$ 22 million) spent in respect of BDC along with 50% legal costs. The High Court of Kuala Lumpur as well as the Court of Appeal dismissed GOI’s application of setting aside the part of the Award. GOI challenge to the same before the Federal Court of Malaysia was also dismissed on May 17, 2016. The Company has filed an application for enforcement of award before the Hon’ble Delhi High Court.

In connection with the above two matters, the Company has received an order dated October 22, 2018 from the GOI directing oil marketing companies (OMCs) who are the offtakers of Ravva Crude to divert the sale proceeds to GOI’s account. GOI alleges that the Ravva Joint Operations (consisting of four joint venture partners) has short paid profit petroleum of ₹ 2,349 Crore (US$ 314 million) (the Company’s share approximately —₹ 696 Crore (US$ 93 million)) on account of the two disputed issues of ONGC Carry and BDC matters, out of which ₹ 479 Crore (US$ 64 million) pertains to ONGC Carry and ₹ 217 Crore (US$ 29 million) pertains to BDC Matter. Against an interim application, filed by the Company along with one of its joint venture partner, seeking stay of such action from GOI, before the Hon’ble Delhi High Court, where enforcement petitions for both matters are pending, the Court directed the OMCs to deposit above sums to the Court for both BDC and ONGC Carry matters. However, the Company (and other joint venture partner) has been given the liberty to seek withdrawal of the proportionate amounts (fallen due as of the date of Court order) from the Court upon furnishing a bank guarantee of commensurate value. As on date, the Company has submitted bank guarantee of ₹ 628 Crore (US$ 84 million) and received the corresponding proceeds.

During the proceedings of the above matter, GOI has also filed an interim application seeking deposit by the said OMCs of an amount of ₹ 651 Crore (US$ 87 million) (Company’s share of ₹ 419 Crore (US$ 56 million)) towards interest on the alleged short payment of profit petroleum by the petitioners i.e. the Company (and other joint venture partner). The Hon’ble Delhi High Court vide its order dated February 19, 2020 allowed the petition for enforcement of the arbitration award in relation to BDC including declaratory relief and rejected the objections of GOI.

The interim application filed by GOI and the ONGC Carry matter has been listed for hearing on June 22, 2020. While the Company does not believe the GOI will be successful in its challenge, if the Arbitral Awards in above matters are reversed and such reversals are binding, Company would be liable for approximately ₹ 479 Crore (US$ 64 million) plus interest. (March 31, 2019: ₹ 643 Crore (US$ 93 million plus interest)).

c)	Proceedings related to the imposition of entry tax

The Company challenged the constitutional validity of the local statutes and related notifications in the states of Odisha and Rajasthan pertaining to the levy of entry tax on the entry of goods brought into the respective states from outside. Post some contradictory orders of High Courts across India adjudicating on similar challenges, the Supreme Court referred the matters to a nine judge bench. Post a detailed hearing, although the bench rejected the compensatory nature of tax as a ground of challenge, it maintained status quo with respect to all other issues which have been left open for adjudication by regular benches hearing the matters.

Following the order of the nine judge bench, the regular bench of the Supreme Court proceeded with hearing the matters. The regular bench remanded the entry tax matters relating to the issue of discrimination against domestic goods bought from other States to the respective High Courts for final determination but retained the issue of jurisdiction for levy on imported goods, for determination by the regular bench of the Supreme Court. Following the order of the Supreme Court, the Company filed writ petitions in respective High Courts.

On October 09, 2017, the Supreme Court has held that states have the jurisdiction to levy entry tax on imported goods. With this Supreme Court judgement, imported goods will rank pari-passu with domestic goods for the purpose of levy of Entry tax. The Company has amended its appeal (writ petitions) in Odisha to include imported goods as well. With respect to Rajasthan, the State Government has filed a counter petition in the Rajasthan High Court, whereby it has admitted that it does not intend to levy the entry tax on imported goods.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

The issue pertaining to the levy of entry tax on the movement of goods into a Special Economic Zone (SEZ) remains pending before the Odisha High Court. The Company has challenged the levy of entry tax on any movement of goods into SEZ based on the definition of ‘local area’ under the Odisha Entry Tax Act which is very clear and does not include a SEZ. In addition, the Government of Odisha further through its SEZ Policy 2015 and the operational guidelines for administration of this policy dated August 22, 2016, exempted the entry tax levy on SEZ operations.

The total claims against the Company are ₹ 1,112 Crore (March 31, 2019: ₹ 1,065 Crore) net of provisions made.

d)	Miscellaneous disputes- Income tax

The Company is involved in various tax disputes amounting to ₹ 527 Crore (March 31, 2019: ₹ 486 Crore) relating to income tax for the periods for which initial assessments have been completed. These mainly relate to the disallowance of tax holiday for 100% Export Oriented Undertaking under Section 10B of the Income Tax Act, 1961, disallowance of tax holiday benefit on production of gas under Section 80IB of the Income Tax Act, 1961, on account of depreciation disallowances under the Income Tax Act and interest thereon which are pending at various appellate levels.

The Company believes that these disallowances are not tenable and accordingly no provision is considered necessary.

e)	Miscellaneous disputes- Others

The Company is subject to various claims and exposures which arise in the ordinary course of conducting and financing its business from the excise, indirect tax authorities and others. These claims and exposures mostly relate to the assessable values of sales and purchases or to incomplete documentation supporting the Company’s returns or other claims.

The approximate value of claims (excluding the items as set out separately above) against the Company totals to ₹ 2,139 Crore (March 31, 2019: ₹ 1,957 Crore)

The Company considers that it can take steps such that the risks can be mitigated and that there are no significant unprovided liabilities arising.

Except as described above, there are no pending litigations which the Company believes could reasonably be expected to have a material adverse effect on the results of operations, cash flows or the financial position of the Company.

E)	Operating Lease

Refer to note 3(b) for details of the Company’s transition to Ind AS 116 “Leases”. Commitments disclosed as non-cancellable operating leases under Ind AS 17 Leases have been recorded as lease liabilities from April 1, 2019, with the exception of short-term and low-value leases. Refer to note 20 for the maturity profile of the Company’s lease liabilities.

The aggregate amounts of minimum lease payments under non-cancellable operating leases at March 31, 2019, prepared and reported under Ind AS 17 “Leases”, were as follows:

(₹ in Crore)
Particulars	As at March 31, 2019
Within one year	5
Later than one year but not later than five years	6
Later than five years	—

Total	11

364      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

36	RELATED PARTY DISCLOSURES

List of related parties and relationships

A)	Entities controlling the Company (Holding Companies)

Volcan Investments Limited

Volcan Investments Cyprus Limited

Intermediate Holding Companies

Finsider International Company Limited

Richter Holdings Limited

Twin Star Holdings Limited

Vedanta Resources Cyprus Limited

Vedanta Resources Finance Limited

Vedanta Resources Holdings Limited

Vedanta Resources Limited

Welter Trading Limited

Westglobe Limited

B)	Fellow Subsidiaries (with whom transactions have taken place)

Konkola Copper Mines Plc #

Sterlite Iron and Steel Company Limited

Sterlite Technologies Limited

Sterlite Power Grid Ventures Limited

Sterlite Power Transmission limited

C)	Associates and Joint ventures (Refer Note 38)

D)	Subsidiaries

Amica Guesthouse (Proprietary) Limited

AvanStrate Inc, Japan

AvanStrate Korea Inc, Korea

AvanStrate Taiwan Inc, Taiwan

Bharat Aluminium Company Limited

Black Mountain Mining (Proprietary) Limited

Bloom Fountain Limited

Cairn Energy Discovery Limited *

Cairn Energy Gujarat Block 1 Limited

Cairn Energy Hydrocarbons Limited

Cairn Energy India (Proprietary) Limited

Cairn Exploration (No. 2) Limited *

Cairn India Holdings Limited

Cairn Lanka (Private) Limited

Cairn South Africa (Pty) Limited *

CIG Mauritius Holdings Private Limited

CIG Mauritius Private Limited

Copper Mines of Tasmania (Proprietary) Limited

Electrosteel Steels Limited

Fujairah Gold FZC

Goa Sea Port Private Limited

Hindustan Zinc Limited

Killoran Lisheen Finance Limited

Killoran Lisheen Mining Limited

Lakomasko BV

Lisheen Milling Limited

Lisheen Mine Partnership

Malco Energy Limited

Maritime Ventures Private Limited

Monte Cello BV

Namzinc (Proprietary) Limited

Paradip Multi Cargo Berth Private Limited

Sesa Mining Corporation Limited

Sesa Resources Limited

Sesa Sterlite Mauritius Holdings Limited**

Skorpion Mining Company (Proprietary) Limited

Skorpion Zinc (Proprietary) Limited

Sterlite Ports Limited

Talwandi Sabo Power Limited

Thalanga Copper Mines (Proprietary) Limited

THL Zinc Holding BV

THL Zinc Limited

THL Zinc Ventures Limited

THL Zinc Namibia Holdings (Proprietary) Limited

Twin Star Energy Holdings Limited**

Vedanta Exploration Ireland Limited

Vedanta Lisheen Holdings Limited

Twin Star Mauritius Holdings Limited**

Vedanta Lisheen Mining Limited

Vizag General Cargo Berth Private Limited

Western Cluster Limited

Vedanta Star Limited ***

E)	Post retirement benefit plan

Sesa Group Employees Provident Fund

Sesa Group Employees Gratuity Fund and Sesa Group

Executives Gratuity Fund

Sesa Group Executives Superannuation Scheme Fund

F)	Others (with whom transactions have taken place)

Vedanta Foundation

Sesa Community Development Foundation

Rampia Coal Mines & Energy Private Limited

Vedanta Limited ESOS Trust

Cairn Foundation

India Grid Trust ****

Runaya Refinery LLP

Janhit Electoral Trust

*	Under liquidation

**	Liquidated during the year

***	During the year Vedanta Star Limited (VSL) has been merged with Electrosteel Steels Limited (ESL) w.e.f. March 25, 2020.

****	Ceased to be related party during the year

# Konkola Copper Mines Plc (KCM) ceased to be a related party w.e.f. May 21, 2019. In March, 2020, a provision of ₹ 52 Crore was recognised in relation to monies advanced to KCM against future purchase of copper cathode/ anode. Refer Note 31(c) for details.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    365

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Ultimate Controlling party

Vedanta Limited is a majority-owned and controlled subsidiary of Vedanta Resources Limited (‘VRL’). Volcan Investments Limited (‘Volcan’) and its wholly-owned subsidiary together hold 100% of the share capital and 100% of the voting rights of

VRL. Volcan is 100% beneficially owned and controlled by the Anil Agarwal Discretionary Trust (‘Trust’). Volcan Investments Limited, Volcan Investments Cyprus Limited and other intermediate holding companies except VRL do not produce Group financial statements.

I)	For the year ended March 31, 2020

					(₹ in Crore)
Particulars	Entities controlling the Company/Fellow Subsidiaries		Subsidiaries	Others	Total
Income:
(i) Revenue from operations	671		969	—	1,640
(ii) Other Income
a) Interest and guarantee commission	17		135	0	152
b) Dividend income	2		2,125	4	2,131
c) Outsourcing service fees	3		—	—	3
Expenditure and other transactions:
(i) Purchase of goods/ Services	56		651	7	714
(ii) Stock options expenses/(recovery)	(0)		(37)	(0)	(37)
(iii) Allocation of Corporate Expenses	—		(87)	—	(87)
(iv) Management and Brand Fees paid/ (recovered)	313		—	—	313
(v) (Recovery of)/ Reimbursement to/for other expenses	48		(104)	0	(56)
(vi) Corporate Social Responsibility expenditure/ Donation	—		—	25	25
(vii) Contribution to Post retirement employee benefit trust	—		—	6	6
(viii) Sale/ (Purchase) of fixed assets	—		1	—	1
(ix) Dividend paid.
- To Holding companies	727		—	—	727
- To key management personnel	—		—	0	0
- To relatives of key management personnel	—		—	0	0
(x) Commission/Sitting Fees
- To Independent directors	—		—	4	4
- To key management personnel	—		—	4	4
Transactions during the year:
a) Financial guarantees given	—		91	—	91
b) Financial guarantees relinquished	—		6,233	—	6,233
c) Banking Limits assigned/utilised/renewed/ (relinquished) to/for group companies	—		(100)	—	(100)
d) Loans given during the year	0		2,870 *	—	2,870
e) Loans repaid during the year	—		(1,403)	(17)	(1,420)
Balances as at year end:
a) Trade Receivables	0		42	—	42
b) Loans given	5		1,773	334	2,112
c) Other receivables and advances	17		267	2	286
d) Trade Payables	19		7	1	27
e) Other payables	43		16	17	76
f) Other Current liabilities-Advance from Customers	3		—	—	3
g) Financial guarantee given	—		10,526	—	10,526
h) Banking Limits assigned/utilised to/for group companies	115	**	290	—	405
i) Commission and consultancy fees payable to KMP and their relatives	—		—	5	5

*	The Company reduced its loan receivable from Vedanta Limited ESOS Trust by ₹ 17 Crore on exercise of stock options by employees during the year ended March 31, 2020.
**

Bank gaurantee given by Vedanta Limited on behalf of Volcan Investments Limited in favour of Income Tax department, India as collateral in respect of certain tax disputes of Volcan Investments Limited.

366      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Remuneration of key management personnel

(₹ in Crore)
Particulars	For the Year ended March 31, 2020
Short-term employee benefits*	40
Post employment benefits**	8
Share based payments	1

Total	49

*

This includes reimbursement to the parent company for remuneration paid to the CEO and Whole Time Director of the Company aggregating to ₹ 11 Crore for the year ended March 31, 2020. The Company intends to seek approval of it’s shareholders for this payment at the ensuing annual general meeting. The said KMP has left the Company, subsequent to the Balance sheet date.

**	Does not include the provision made for gratuity and leave benefits, as they are determined on an actuarial basis for all the employees together.

II)	For the year ended March 31, 2019

				(₹ in Crore)
Particulars	Entities controlling the Company/ Fellow Subsidiaries	Subsidiaries	Others	Total
Income:
(i) Revenue from operations	864	1,860	—	2,724
(ii) Other Income
a) Interest and guarantee commission	6	63	—	69
b) Dividend income	1	5,485	15	5,501
c) Outsourcing service fees	3	—	—	3
Expenditure and other transactions:
(i) Purchase of goods/ Services	351	766	1	1,118
(ii) Stock options expenses/(recovery)	19	(43)	—	(24)
(iii) Allocation of Corporate Expenses	—	(121)	—	(121)
(iv) Management and Brand Fees paid/ (recovered)	311	—	—	311
(v) (Recovery of) / Reimbursement to /for other expenses (net)	(3)	(101)	—	(104)
(vi) Corporate Social Responsibility expenditure/ Donation	—	—	27	27
(vii) Contribution to Post retirement employee benefit trust	—	—	7	7
(viii) Transfer of Assets
a) Purchase of Assets	—	7	—	7
(ix) Dividend paid
- To Holding companies	3,513	—	26	3,539
- To other KMP	—	—	0	0
- To relatives of KMP	—	—	0	0
(x) Commission/ Sitting fees
- To Independent directors	—	—	4	4
- To other KMP	—	—	1	1
(xi) Financial guarantees given	—	7,528	—	7,528
(xii) Financial guarantees relinquised	—	2,920	—	2,920
(xiii) Banking Limits assigned to/utilised/renewed for group companies	—	350	—	350
Balances as at year end:
a) Trade Receivables	0	75	—	75
b) Loans Given	4	307	351	662
c) Other receivables and advances	139	181	—	320
d) Trade Payables	1	3	8	12
e) Other paybles	84	(0)	7	91
f) Other Current liabilities—Advance from Customers	2	—	—	2
g) Banking Limits assigned to/utilised/renewed for group companies	115	388	—	503
h) Financial guarantee given	—	16,686	—	16,686
i) Commission Payable to KMP	—	—	5	5

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    367

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

						(₹ in Crore)
Particulars	Entities controlling the Company/ Fellow Subsidiaries	Subsidiaries		Others		Total
Transactions during the year
a) Loans Given during the year	0	332	*	117		449
b) Loans Repaid during the year	0	—		30	**	30
c) Investments made during the year	—	1,770		—		1,770

*	includes ₹ 80 Crore as advance converted to loan during the previous year.
**	The Company reduced its loan receivable from Vedanta Limited ESOS Trust by ₹ 2 Crore on exercise of stock options by employees during the year March 31, 2019.

Remuneration of key management personnel

(₹ in Crore)
Particulars	For the Year ended March 31, 2019
Short-term employee benefits	41
Post employment benefits*	1
Share based payments	5

Total	47

*	Does not include the provision made for gratuity and leave benefits, as they are determined on an actuarial basis for all the employees together.

Terms and conditions of transactions with related parties

All transactions with related parties are done in the ordinary course of business. Except as disclosed above, the Group has not recorded any impairment of receivables relating to amounts owed by related parties, for the year ended March 31, 2020. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

There are no outstanding debts or loans due from directors or other officers (as defined under Section 2(59) of the Companies Act, 2013) of the Company.

37	SUBSEQUENT EVENTS

The Company vide letter dated May 12, 2020 has informed the stock exchanges that it has received a letter dated May 12, 2020 from its Holding Company, Vedanta Resources Ltd. (“VRL”), wherein VRL has expressed its intention to, either individually or along with one or more subsidiaries, acquire all fully paid-up equity shares of the Company (“Equity Shares”) that are held by the public shareholders of the Company (as defined under the Delisting Regulations, to be referred to as “Public Shareholders”) and consequently voluntarily delist the Equity Shares from BSE Limited and National Stock Exchange of India Limited, the recognised stock exchanges where the Equity Shares are presently listed (“Stock Exchanges”), in accordance with the Delisting Regulations (“Delisting Proposal”) and if such delisting is successful, then to also delist the Company’s American Depositary Shares from the New York Stock Exchange (“NYSE”) and deregister the Company from the Securities and Exchange Commission (“SEC”), subject to the requirements of the NYSE and the SEC.

Further, the board of directors of the Company in their meeting held on May 18, 2020 have considered and granted their approval for the said Delisting Proposal and to seek shareholders’ approval for the said proposal.

There are no other material adjusting or non-adjusting subsequent events, except as already disclosed.

368      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

38	INTEREST IN OTHER ENTITIES

a)	Subsidiaries

The Group consists of a parent company, Vedanta Limited, incorporated in India and a number of subsidiaries held directly and indirectly by the Group which operate and are incorporated around the world. Following are the details of shareholdings in the subsidiaries.

						(₹ in Crore)
					The Company’s /Immediate holding company’s percentage holding (in %)
Sr. No.	Subsidiaries	Principal activities	Country of Incorporation	Immediate holding company	As at March 31, 2020	As at March 31, 2019

1	Cairn Energy India Pty Limited	Oil and gas exploration, development and production	Australia	Cairn India Holdings Limited	100.00	100.00

2	Copper Mines of Tasmania Pty Limited (“CMT”)	Copper mining	Australia	Monte Cello BV	100.00	100.00

3	Thalanga Copper Mines Pty Limited (“TCM”)	Copper mining	Australia	Monte Cello BV	100.00	100.00

4	Bharat Aluminium Company Limited (“BALCO”)	Aluminium mining and smelting	India	Vedanta Limited	51.00	51.00

5	Electrosteel Steels Limited[2]	Manufacturing of Steel & DI Pipe	India	Vedanta Limited	95.49	90.00

6	Goa Sea Port Private Limited	Infrastructure	India	Sterlite Ports Limited	100.00	100.00

7	Hindustan Zinc Limited (“HZL”)	Zinc mining and smelting	India	Vedanta Limited	64.92	64.92

8	MALCO Energy Limited (“MEL”)	Power generation	India	Vedanta Limited	100.00	100.00

9	Maritime Ventures Private Limited	Infrastructure	India	Sterlite Ports Limited	100.00	100.00

10	Paradip Multi Cargo Berth Private Limited	Infrastructure	India	Vedanta Limited	100.00	100.00

11	Sesa Mining Corporation Limited	Iron ore mining	India	Sesa Resources Limited	100.00	100.00

12	Sesa Resources Limited (“SRL”)	Iron ore mining	India	Vedanta Limited	100.00	100.00

13	Sterlite Ports Limited	Infrastructure	India	Vedanta Limited	100.00	100.00

14	Talwandi Sabo Power Limited (“TSPL”)	Power generation	India	Vedanta Limited	100.00	100.00

15	Vedanta Star Limited[2]	Operating and holding Company	India	Vedanta Limited	—	100.00

16	Vizag General Cargo Berth Private Limited	Infrastructure	India	Vedanta Limited	100.00	100.00

17	Killoran Lisheen Finance Limited	Investment company	Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00

18	Killoran Lisheen Mining Limited	Zinc and lead mining	Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00

19	Lisheen Milling Limited	Manufacturing	Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00

20	Lisheen Mine Partnership	Mining Partnership Firm	Ireland	50% each held by Killoran Lisheen Mining Limited & Vedanta Lisheen Mining Limited	100.00	100.00

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STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

						(₹ in Crore)
					The Company’s /Immediate holding company’s percentage holding (in %)
Sr. No.	Subsidiaries	Principal activities	Country of Incorporation	Immediate holding company	As at March 31, 2020	As at March 31, 2019

21	Vedanta Exploration Ireland Limited	Exploration company	Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00

22	Vedanta Lisheen Holdings Limited	Investment company	Ireland	THL Zinc Holing BV	100.00	100.00

23	Vedanta Lisheen Mining Limited	Zinc and lead mining	Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00

24	AvanStrate Inc. (‘ASI’)	Operating & holding Company	Japan	Cairn India Holdings Limited	51.63	51.63

25	Cairn India Holdings Limited	Investment company	Jersey	Vedanta Limited	100.00	100.00

26	Western Cluster Limited	Iron ore mining	Liberia	Bloom Fountain Limited	100.00	100.00

27	Bloom Fountain Limited	Operating (Iron ore) and Investment Company	Mauritius	Vedanta Limited	100.00	100.00

28	CIG Mauritius Holdings Private Limited	Investment Company	Mauritius	Cairn Energy Hydrocarbons Limited	100.00	100.00

29	CIG Mauritius Private Limited	Investment Company	Mauritius	CIG Mauritius Holdings Private Limited	100.00	100.00

30	Sesa Sterlite Mauritius Holdings Limited **	Investment Company	Mauritius	Bloom Fountain Limited	—	100.00

31	THL Zinc Ltd	Investment company	Mauritius	THL Zinc Ventures Ltd	100.00	100.00

32	THL Zinc Ventures Limited	Investment company	Mauritius	Vedanta Limited	100.00	100.00

33	Twin Star Energy Holdings Limited (“TEHL”) **	Investment company	Mauritius	Bloom Fountain Limited	—	100.00

34	“Twin Star Mauritius Holdings Limited (“TMHL”) **”	Investment company	Mauritius	Twin Star Energy Holdings Limited	—	100.00

35	Amica Guesthouse (Proprietary) Limited	Accommodation and catering services	Namibia	Skorpion Zinc (Proprietary) Limited	100.00	100.00

36	Namzinc (Proprietary) Limited	Owns and operates zinc refinery	Namibia	Skorpion Zinc (Proprietary) Limited	100.00	100.00

37	Skorpion Mining Company (Proprietary) Limited (‘NZ’)	Exploration, development, production and sale of zinc ore	Namibia	Skorpion Zinc (Proprietary) Limited	100.00	100.00

38	Skorpion Zinc (Proprietary) Limited (“SZPL”)	Operating (Zinc) and Investment Company	Namibia	THL Zinc Namibia Holdings (Proprietary) Limited	100.00	100.00

39	THL Zinc Namibia Holdings (Proprietary) Limited (“VNHL”)	Mining and Exploration and Investment company	Namibia	THL Zinc Ltd	100.00	100.00

40	Lakomasko BV	Investment company	Netherlands	THL Zinc Holding BV	100.00	100.00

41	Monte Cello BV (“MCBV”)	Investment company	Netherlands	Vedanta Limited	100.00	100.00

42	THL Zinc Holding BV	Investment company	Netherlands	Vedanta Limited	100.00	100.00

43	Cairn Energy Discovery Limited*	Oil and gas exploration, development and production	Scotland	Cairn India Holdings Limited	100.00	100.00

44	Cairn Energy Gujarat Block 1 Limited	Oil and gas exploration, development and production	Scotland	Cairn India Holdings Limited	100.00	100.00

370      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

						(₹ in Crore)
					The Company’s /Immediate holding company’s percentage holding (in %)
Sr. No.	Subsidiaries	Principal activities	Country of Incorporation	Immediate holding company	As at March 31, 2020	As at March 31, 2019

45	Cairn Energy Hydrocarbons Limited	Oil and gas exploration, development and production	Scotland***	Cairn India Holdings Limited	100.00	100.00

46	Cairn Exploration (No. 2) Limited*	Oil and gas exploration, development and production	Scotland	Cairn India Holdings Limited	100.00	100.00

47	Black Mountain Mining (Proprietary) Limited	Exploration, development, production and sale of zinc, lead, copper and associated mineral concentrates	South Africa	THL Zinc Ltd	74.00	74.00

48	Cairn South Africa Pty Limited*	Oil and gas exploration, development and production	South Africa	Cairn Energy Hydrocarbons Limited	100.00	100.00

49	AvanStrate Korea Inc	Manufacturer of LCD glass substrate	South Korea	Avanstrate (Japan) Inc.	100.00	100.00

50	Cairn Lanka Private Limited	Oil and gas exploration, development and production	Sri Lanka	CIG Mauritius Private Limited	100.00	100.00

51	AvanStrate Taiwan Inc	Manufacturer of LCD glass substrate	Taiwan	Avanstrate (Japan) Inc.	100.00	100.00

52	Fujairah Gold FZC	Manufacturing of Copper Rod and Refining of Precious Metals (Gold & Silver)	United Arab Emirates	Malco Energy Limited	100.00	100.00

53	Sterlite (USA) Inc.*	Investment company	United States of America	Vedanta Limited	100.00	100.00

*Under	liquidation **Liquidated during the year ***Principal place of business is in India
1.	The Group also has interest in certain trusts which are neither significant nor material to the Group.
2.	Vedanta star Limited has been merged with Electrosteels steel Limited w.e.f. March 25, 2020. (Refer Note 3(d)(C))

b)	Joint operations

The Company participates in several unincorporated joint operations which involve the joint control of assets used in oil and gas exploration and producing activities which are as follows:

		Participating interest (%)
Oil & Gas blocks/fields	Area	As at March 31, 2020	As at March 31, 2019
Operating Blocks
Ravva block-Exploration, Development and Production	Krishna Godavari	22.50	22.50
CB-OS/2 – Exploration	Cambay Offshore	60.00	60.00
CB-OS/2 – Development & production	Cambay Offshore	40.00	40.00
RJ-ON-90/1 – Exploration	Rajasthan Onshore	50.00	50.00
RJ-ON-90/1 – Development & production	Rajasthan Onshore	35.00	35.00
Non-Operating Blocks
KG-ONN-2003/1	Krishna Godavari Onshore	49.00	49.00

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    371

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

c)	Interest in associates and joint ventures

Set out below are the associates and joint ventures of the Company as at March 31, 2020 which, in the opinion of the management, are not material to the Company. The country of incorporation or registration is also their principal place of business, and the proportion of ownership interest is the same as the proportion of voting rights held.

			% ownership interest
Sr. No.	Associates	Country of incorporation	As at March 31, 2020	As at March 31, 2019
1	RoshSkor Township (Pty) Limited	Namibia	50.00	50.00
2	Gaurav Overseas Private Limited	India	50.00	50.00

			% ownership interest
Sr. No.	Jointly controlled entities	Country of incorporation	As at March 31, 2020	As at March 31, 2019
1	Rampia Coal Mines and Energy Private Limited*	India	17.39	17.39
2	Madanpur South Coal Company Limited	India	17.62	17.62
3	Goa Maritime Private Limited	India	50.00	50.00
4	Rosh Pinah Health Care (Proprietary) Limited	Namibia	69.00	69.00

*	action initiated for striking-off.

39

(a) The Company has incurred an amount of ₹ 53 Crore (March 31, 2019: ₹ 52 Crore) towards Corporate Social Responsibility (CSR) as per Section 135 of the Companies Act, 2013 and is included in other expenses:

				(₹ in Crore)
	Year ended March 31, 2020		Year ended March 31, 2019
Particulars	In-Cash	Yet to be Paid in Cash	In-Cash	Yet to be Paid in Cash
(a) Gross amount required to be spend by the Company during the year	13		13
(b) Amount spent on: *
i) Construction/acquisition of assets	—	—	—	—
ii) On purposes other than (i) above (for CSR projects)	39	14	36	16

Total	39	14	36	16

*	includes ₹ 25 Crore (March 31, 2019: ₹ 24 Crore) paid to related party (Refer Note 36)

(b)	Disclosures under Section 22 of the Micro, Small and Medium Enterprises Development Act, 2006

(₹ in Crore)
	Particulars	Year ended March 31, 2020	Year ended March 31, 2019
(i)	Principal amount remaining unpaid to any supplier as at the end of the accounting year	182	59

(ii)	Interest due thereon remaining unpaid to any supplier as at the end of the accounting year	—	—

(iii)	The amount of interest paid along with the amounts of the payment made to the supplier beyond the appointed day	—	—

(iv)	The amount of interest due and payable for the year	—	—

(v)	The amount of interest accrued and remaining unpaid at the end of the accounting year	—	—

(vi)	The amount of further interest due and payable even in the succeeding year, until such date when the interest dues as above are actually paid	—	—

372      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

(c)	Loans and Advance(s) in the nature of Loan (Regulation 34 of Listing Obligations & Disclosure Requirements):

					(₹ in Crore)
(a)	Name of the Company	Relationship	Balance as at March 31, 2020	Maximum Amount Outstanding during the year	Balance as at March 31, 2019
	Paradip Multi Cargo Berth Private Limited	Wholly-owned Subsidiary	0	0	0
	Sterlite Ports Limited	Wholly-owned Subsidiary	4	4	4
	Sterlite Iron and Steel Company Limited	Fellow Subsidiary	5	5	5
	Sesa Resources Limited	Wholly-owned Subsidiary	87	87	79
	Vedanta Star Limited*	Wholly-owned Subsidiary	—	—	197
	Electrosteel Steels Limited	Wholly-owned Subsidiary	197	197	—
	Sesa Mining Corporation Limited	Wholly-owned Subsidiary	45	45	26
	Talwandi Sabo Power Limited	Wholly-owned Subsidiary	1,440	2,115	—

*	Refer Note 3(d)(C) - Business Combination.

(b) None of the loanee have made, per se, investment in the shares of the Company.

(c) Investments made by Sterlite Ports Limited in Maritime Ventures Private Limited - 10,000 equity shares and Goa Sea Port - 50,000 equity shares

Investments made by Sesa Resources Limited in Sesa Mining Corporation Limited - 11,50,000 equity shares and Goa Maritime Private Limited - 5,000 Shares

40	(a) Oil & gas reserves and resources

The Company’s gross reserve estimates are updated atleast annually based on the forecast of production profiles, determined on an asset-by-asset basis, using appropriate petroleum engineering techniques. The estimates of reserves and resources have been derived in accordance with the Society for Petroleum Engineers “Petroleum Resources Management System (2018)”. The changes to the reserves are generally on account of future development projects, application of technologies such as enhanced oil recovery techniques and true up of the estimates. The management’s internal estimates of hydrocarbon reserves and resources at the year end, are as follows:

		Gross proved and probable hydrocarbons initially in place		Gross proved and probable reserves and resources		Net working interest proved and probable reserves and resources
		(mmboe)		(mmboe)		(mmboe)
Particulars	Country	As at March 31, 2020	As at March 31, 2019	As at March 31, 2020	As at March 31, 2019	As at March 31, 2020	As at March 31, 2019
Rajasthan MBA Fields	India	2,288	2,288	317	362	111	127
Rajasthan MBA EOR	India	—	—	317	293	111	103
Rajasthan Block Other Fields	India	3,535	3,405	449	428	157	150
Ravva Fields	India	692	724	28	39	6	9
CBOS/2 Fields	India	292	254	40	33	16	13
Other fields	India	348	335	43	40	25	22

Total		7,155	7,006	1,194	1,195	426	424

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    373

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

The Company’s net working interest proved and probable reserves is as follows:

	Proved and probable reserves		Proved and probable reserves (developed)
Particulars	Oil (mmstb)	Gas (bscf)	Oil (mmstb)	Gas (bscf)
Reserves as of March 31, 2018*	55	31	39	19
Additions / (revision) during the year#	132	117	78	60
Production during the year	(23)	(8)	(23)	(8)
Reserves as of March 31, 2019**	164	140	94	71
Additions / (revision) during the year	12	30	12	20
Production during the year	(20)	(13)	(20)	(13)
Reserves as of March 31, 2020***	156	157	86	78

*	Includes probable oil reserves of 15.43 mmstb (of which 2.97 mmstb is developed) and probable gas reserves of 14.51 bscf (of which 3.91 bscf is developed).
**	Includes probable oil reserves of 60.77 mmstb (of which 9.80 mmstb is developed) and probable gas reserves of 47.86 bscf (of which 15.07 bscf is developed).
***	Includes probable oil reserves of 67.78 mmstb (of which 12.36 mmstb is developed) and probable gas reserves of 59.36 bscf (of which 23.29 bscf is developed).
#	The increase in reserve is on account of PSC extension for the Rajasthan and Ravva block. For more details, refer note 3(c)(A)(viii).

mmboe = million barrels of oil equivalent

mmstb = million stock tank barrels

bscf = billion standard cubic feet

1 million metric tonnes = 7.4 mmstb

1 standard cubic meter = 35.315 standard cubic feet

MBA = Mangala, Bhagyam & Aishwarya

EOR = Enhanced Oil Recovery

(b)

Pursuant to Management Committee recommendation and minutes of Empowered Committee of Secretaries (ECS) filed by GoI, Vedanta Limited had considered cost recovery of ₹ 567 Crore (US$ 88 million) in FY 2017-18, being the cost incurred over the initially approved FDP of Pipeline Project. Vedanta Limited’s claim for the resultant profit petroleum of ₹ 161 Crore (US$ 22 million) as at March 31, 2020 (March 31, 2019:₹ 149 Crore (US$ 22 million)) (Refer Note 9), which had been previously paid, has been disputed by the GoI. The Company believes that it has a good case on merits to recover the amount and has therefore treated it as a non-current recoverable amount.

374      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

STANDALONE

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

41	OTHER MATTERS

In terms of various notifications issued by the Ministry of Environment, Forest and Climate Change (MoEF&CC), ash produced from thermal power plant is required to be disposed of by the Company in the manner specified in those notifications. However compliance with manner of disposal as specified in those notifications is not fully achieved due to lack of demand from user agencies. Consequently, the Company is storing some of the ash produced in ash dyke in accordance with conditions of the Environmental Clearance & Consent to Operate granted by the MOEF&CC & Odisha State Pollution Control Board (OSPCB) respectively while giving preference to supplying the same to user agencies. Management believes storage of ash in ash dykes/ash pond in accordance with environmental clearances received by the Company are sufficient compliance with the applicable notifications issued by MoEF&CC which is supported by a legal opinion obtained.

The National Green Tribunal (NGT) has also taken cognizance of the matter and vide its order dated February 12, 2020 has ordered for levy of environmental compensation on generating companies on account of their failure to comply the aforesaid notifications. The Company has already filed an appeal against the said order on May 20, 2020 with the Hon’ble Supreme Court of India (Apex Court) on the grounds that it is not in accordance with directions given by the Apex Court vide orders dated December 13, 2018 and February 04, 2019 and methodology for determination of compensation is not reasonable. Management believes that the outcome of the appeal will not have any significant adverse financial impact on the Company which is supported by a legal opinion obtained.

As per our report of even date	For and on behalf of the Board of Directors

For S.R. Batliboi & Co. LLP	Anil Agarwal	Sunil Duggal
Chartered Accountants ICAI Firm Registration No. 301003E/E300005	Non-Executive Chairman DIN 00010883	Interim Chief Executive Officer PAN AAMPD1109M

per Sudhir Soni	GR Arun Kumar	Prerna Halwasiya
Partner Membership No: 41870	Whole-Time Director and Chief Financial Officer DIN 01874769	Company Secretary ICSI Membership No. A20856

Place: Mumbai
Date: June 06, 2020

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    375

INDEPENDENT AUDITOR’S REPORT

To the Members of Vedanta Limited

REPORT ON THE AUDIT OF THE CONSOLIDATED IND AS FINANCIAL STATEMENTS

OPINION

We have audited the accompanying consolidated Ind AS financial statements of Vedanta Limited (hereinafter referred to as “the Holding Company”), its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”) its associates and joint ventures comprising of the consolidated Balance sheet as at March 31 2020, the consolidated Statement of Profit and Loss, including other comprehensive income, the consolidated Cash Flow Statement and the consolidated Statement of Changes in Equity for the year then ended, and notes to the consolidated Ind AS financial statements, including a summary of significant accounting policies and other explanatory information (hereinafter referred to as “the consolidated Ind AS financial statements”).

In our opinion and to the best of our information and according to the explanations given to us and based on the consideration of reports of other auditors on separate financial statements and on the other financial information of the subsidiaries, associates and joint ventures, the aforesaid consolidated Ind AS financial statements give the information required by the Companies Act, 2013, as amended (“the Act”) in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the consolidated state of affairs of the Group, its associates and joint ventures as at March 31, 2020, their consolidated loss including other comprehensive income, their consolidated cash flows and the consolidated statement of changes in equity for the year ended on that date.

BASIS FOR OPINION

We conducted our audit of the consolidated Ind AS financial statements in accordance with the Standards on Auditing (SAs), as specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the ‘Auditor’s Responsibilities for the Audit of the Consolidated Ind AS Financial Statements’ section of our report. We are independent of the Group, its associates and joint ventures in accordance with the ‘Code of Ethics’ issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the consolidated Ind AS financial statements.

EMPHASIS OF MATTER

We draw attention to:

a) Note 3c(A)(viii) of the accompanying consolidated Ind AS financial statements which describes the uncertainty arising out of the demands that have been raised on the Group, with respect to government’s share of profit oil by the Director General of Hydrocarbons. Further, one of the pre-conditions for the extension of the Production Sharing Contract (PSC) for the Rajasthan oil block is the settlement of these demands. The Group, believes it is in compliance with the necessary conditions to secure an extension of this PSC, and based on the legal advice believes that the demands are untenable and hence no provision is required in respect of these demands. b) Note 3c(A)(i) of the accompanying consolidated Ind AS financial statements which, describes the uncertainties related to Covid-19 and its consequential effects on the affairs of the Group.

Our opinion is not modified in respect of the above matters.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated Ind AS financial statements for the financial year ended March 31, 2020. These matters were addressed in the context of our audit of the consolidated Ind AS financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have determined the matters described below to be the key audit matters to be communicated in our report. We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the consolidated Ind AS financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated Ind AS financial statements. The results of audit procedures performed by us and by other auditors of components not audited by us, as reported by them in their audit reports furnished to us by the management, including those procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated Ind AS financial statements.

376    VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

Key audit matters	How our audit addressed the key audit matter
Recoverability of carrying value of property plant and equipment, capital work in progress and exploration intangible assets under development (as described in notes 3a(H), 3c(A)(iii), 3c(A)(iv), 3c(A)(vii), 3c(A)(xi), 3c(A)(xii), 3c(A)(xiii), 6 and 33 of the consolidated Ind AS financial statements)

As at March 31, 2020, the Group had significant amounts of property, plant and equipment, capital work in progress and exploration intangible assets under development which were carried at historical cost less depreciation. We focused our efforts on the Cash Generating Units (“CGUs”) of (a) Tuticorin within the copper segment; (b) Krishna Godavri block and the Rajasthan block within the oil and gas segment, (c) assets in the aluminum segment in Odisha, (d) assets in the steel segment and (e) assets in the substrate glass segment; as they have impairment indicators.

Recoverability of property plant and equipment, capital work in progress and exploration intangible assets under development has been identified as a key audit matter due to:

•   The significance of the carrying value of assets being assessed.

•   Reduction of global oil and metal prices and reduction in demand and future uncertainty caused due to Covid-19.

•   The withdrawal of the Holding Company’s licenses to operate the copper plant, conditional renewal of the production sharing contract for Rajasthan oil block and denial of consent to operate the steel plant.

•   The size of impairment charges.

•   Some of the items of capital work in progress in the aluminum segment have been outstanding since long.

•   The fact that the assessment of the recoverable amount of the Group’s CGUs involves significant judgements about the future cash flow forecasts and the discount rate that is applied.

The key judgements and estimates centered on the likely outcome of the litigations, demands raised by the government, cash flow forecasts, prices and discount rate assumptions. Details of impairment charge amounting to ₹ 17,080 crore recognised are given in note 33 of the accompanying financial statements.

Our audit procedures included the following:

Assessed through an analysis of internal and external factors impacting the Company, whether there were any indicators of impairment in line with Ind AS 36.

•   Assessed the existence and usability, through examination of third-party certificate, of aged capital work in progress (‘CWIP’) in the aluminum segment. Vouched expenses capitalized to CWIP on a sample basis.

•   Specifically, in relation to the CGUs where impairment indicators were identified, obtained and evaluated the valuation models used to determine the recoverable amount by assessing the key assumptions used by management including:

-   Considering forecasted volumes in relation to asset development plans.

-   Assessing management’s forecasting accuracy by comparing prior year forecasts to actual results and assessing the potential impact of any variances.

-   Corroborating the price assumptions used in the models against analyst consensus and assessing the reasonableness of costs.

-   Testing the weighted average cost of capital used to discount the impairment models.

-   Testing the integrity of the models together with their clerical accuracy.

-   Assessed the implications of withdrawal of Company’s license to operate the copper plant.

-   Inspected the external legal opinions in respect of the merits of the case and assessed management’s position through discussions with the legal counsel to determine the basis of their conclusion.

-   Assessed the implications and likelihood of the possible outcome of the conditions precedent to the extension of the Rajasthan oil block and management’s analysis of the same, including an assessment of how a market participant would react to the same.

-   Assessed the implications and likelihood of the possible outcome of the litigation with respect to the denial of consent to operate the steel plant and management’s analysis of the same, including a discussion with the legal counsel to assess the basis of conclusion.

-   Engaged valuation experts to assist in performance of the above procedures.

•   Assessed the competence and objectivity of the external experts and experts engaged by us, to satisfy ourselves that these parties are suitable in their roles.

•   Assessed the disclosures made by the Group in this regard.

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Key audit matters	How our audit addressed the key audit matter
Evaluation of Going Concern assumption of accounting (as described in notes 2(B) and 3c(A)(xiv) of the consolidated Ind AS financial statements)

The evaluation of the appropriateness of adoption of going concern assumption for preparation of these financial statements performed by the management of the Group is identified as a key audit matter because as at March 31, 2020, the Group had net current liabilities of ₹ 5,802 crore.

The Group has prepared future cash flow forecasts which involves judgement and estimation of key variables and market conditions including future economic conditions on account of prevailing global pandemic COVID-19 and the uncertainty around the extension of the PSC of the Rajasthan oil and gas block.

The Group is confident that the net cash inflows from operating activities in conjunction with the available line of credit and normal cyclical nature of working capital receipts and payment will provide sufficient liquidity to meet its financial obligation as the fall due for the following twelve months. Hence, these financial statements have been prepared adopting the going concern assumption.

Our procedures in relation to evaluation of going concern included the following:

•   Obtained an understanding of the process followed by the management and tested the internal controls over the liquidity assessment, compliance with the debt covenants and preparation of the cash flow forecast, and validation of the assumptions and inputs used in the model to estimate the future cash flows.

•   Tested the inputs and assumptions used by the management in the cash flow forecast against historical performance, budgets, economic and industry indicators, publicly available information, the Group’s strategic plans and benchmarking of key market related conditions.

•   Assessing the key assumptions including those pertaining to revenue and the timing of significant payments in the cash flow forecast for the following eighteen months.

•   Performed sensitivity analysis on key assumptions like input prices, discount rate and selling prices to determine their impact on the projections of future cash flows also on any possible cash outgo for securing the extension of the Rajasthan oil and gas block.

•   Compared the details of the Group’s long-term credit facilities to the supporting documentation.

•   Assessed the disclosures made by the Group in this regard.

Revenue recognition (as described in notes 3a(C), 3c(B)(iii) and 25A of the consolidated Ind AS financial statements)

For the year ended March 31, 2020 the Group has recognized revenue from operations of ₹ 83,545 crore.

Revenue recognition has been recognized as a key audit matter due to diverse and complex revenue streams across the Group.

We have identified following key areas for consideration:

•   Complexity associated with the determination of items which are cost recoverable in the Oil & Gas segment.

•   The variety of terms in the zinc, iron ore, copper, aluminum and steel segments that define when control is transferred to the customer.

•   Restrictions had been put in place for movement of goods close to the year-end due to the outbreak of Covid-19 pandemic. This gives rise to the risk that revenue may not have been recognised in the correct period.

Our audit procedures included the following:

•   Our audit procedures included evaluation of the Group’s revenue recognition accounting policies and assessing compliance with the policies in terms of Ind AS 115.

•   Performed walkthroughs and test of controls, assisted by IT specialists, of the revenue recognition processes and assessed the design and operating effectiveness of key controls.

•   Inspected the terms of production sharing contracts in the Oil and Gas segment and tested the underlying cost recovery and profit petroleum calculations used by the management. Also, inspected external legal opinions (where considered necessary) to evaluate the merits of the claims made by the Group in computing it’s own share of revenue. We also assessed the disclosures made by the Group relating to calculation of profit petroleum and revenue from joint operation partners within the Oil and Gas segment.

•   Inspected the production sharing contracts and communications from the government and independent legal opinion for revenue recognized on account of recovery of exploration costs within oil and gas segment. Assessed the management judgement and supporting documents around timing of recovery of exploration costs.

•   Obtained from the management the details of goods that were dispatched after restrictions were imposed on movement of goods and agreed the same to the underlying documents.

•   Selected a sample of sales, in the zinc, steel, copper, iron ore and aluminum segments, made pre and post year end, agreeing the date of revenue recognition to third party support, such as bills of lading, to confirm sales are recognized according to contract conditions.

•   Examined invoice samples with various shipping terms to test whether revenue has been recognized correctly.

•   Assessed the disclosures made by the Group.

379    VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

Key audit matters	How our audit addressed the key audit matter
Recoverability of disputed trade receivables in Power segment (as described in notes 3c(B)(iii) and 8 of the consolidated Ind AS financial statements)

As of March 31, 2020, the value of disputed receivables in the power segment aggregated to ₹ 3,564 crore.

Due to disagreements over the quantification or timing of the receivables, the recovery of said receivables are subject to increased risk. Some of these balances are also subject to litigation. The risk is specifically related to receivables from Punjab State Power Corporation Limited (PSPCL), GRIDCO and Tamil Nadu Electricity Board. These receivables include long outstanding balances as well and are also subject to counter party credit risk.

Our audit procedures included the following:

•   Examined the underlying power purchase agreements.

•   Examined the relevant state regulatory commission, appellate tribunal and court rulings.

•   Examined external legal opinions in respect of the merits of the case and assessed management’s position through discussions with the management’s in-house legal team to determine the basis of their conclusion.

•   Examined management’s assessment of recoverability of receivables.

•   Obtained external lawyer confirmation from Legal Counsel of the Group who is contesting the cases.

•   Assessed the competence and objectivity of the Group’s experts, to satisfy ourselves that these parties are suitable in their roles.

•   Assessed the disclosures made by the Group in this regard.

Claims and exposures relating to taxation and litigation (as described in notes 3a(Q), 3c(B)(ii), 34 and 37 of the consolidated Ind AS financial statements)

The Group is subject to a large number of tax and legal disputes, including audit objections in the oil and gas segment, which have been disclosed / provided for in the financial statements based on the facts and circumstances of each case.

Taxation and litigation exposures have been identified as a key audit matter due to the complexities involved in these matters, timescales involved for resolution and the potential financial impact of these on the financial statements. Further, significant management judgement is involved in assessing the exposure of each case and thus a risk that such cases may not be adequately provided for or disclosed.

Our audit procedures included the following:

•   Gained an understanding of the process of identification of claims, litigations and contingent liabilities and identified key controls in the process. For selected controls we have performed tests of controls.

•   Obtained the summary of Group’s legal and tax cases and critically assessed management’s position through discussions with the Legal Counsel, Head of Tax and operational management, on both the probability of success in significant cases, and the magnitude of any potential loss.

•   Examined external legal opinions (where considered necessary) and other evidence to corroborate management’s assessment of the risk profile in respect of legal claims.

•   Engaged tax specialists to technically appraise the tax positions taken by management with respect to local tax issues.

•   Assessed whether management assessment of similar cases is consistent across the divisions or that differences in positions are adequately justified.

•   Assessed the relevant disclosures made within the financial statements to address whether they reflect the facts and circumstances of the respective tax and legal exposures and the requirements of relevant accounting standards.

•   Assessed the competence and objectivity of the Group’s experts, to satisfy ourselves that these parties are suitable in their roles.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    380

Key audit matters	How our audit addressed the key audit matter
Recoverability of unutilized Minimum Alternate Tax (MAT) credits included under deferred tax assets (as described in notes 3a(N),3c(A)(vi) and 34 of the consolidated Ind AS financial statements)

Deferred tax assets as at March 31, 2020 includes MAT credits of ₹ 9,122 crore which is available for utilization against future tax liabilities. Of the same, we focused our effort on MAT assets of ₹ 3,600 crore which belong to the Holding company and are expected to be utilized during the last two years of the stipulated fifteen year carry forward period from the year in which, the same arose.

The analysis of the recoverability of such deferred tax assets has been identified as a key audit matter because the assessment process involves judgement regarding the future profitability and likelihood of the realization of these assets, in particular whether there will be taxable profits in future periods that support the recognition of these assets. This requires assumptions regarding future profitability, which is inherently uncertain. Accordingly, the same is considered as a key audit matter.

Our audit procedures included the following:

•   Gained an understanding of the process and identified key controls in the process. For selected controls we have performed tests of controls.

•   Obtained and analysed the future projections of taxable profits estimated by management, assessing the key assumptions used, including the analysis of the consistency of the actual results obtained by the various segments with those projected in the previous year. We further obtained evidence of the approval of the budgeted results included in the current year’s projections, and the reasonableness of the future cash flow projections and the consistency of those projections with those used in other areas of estimation such as those used for assessing the recoverability of assets.

•   Tested the completeness and accuracy of the MAT credits recognized as deferred tax assets.

•   Assessed the disclosures made by the Group in this regard.

Recoverability of advance given to Konkola Copper Mines (‘KCM’) (as described in notes 33 and 38 of the consolidated Ind AS financial statements)

As of March 31, 2020, the Group has given an advance of ₹ 644 crore to Konkola Copper Mines (KCM), for the supplies of raw material. KCM has not supplied the material during the contracted period.

Judgement is involved in assessing the recoverability of advance on account of below reasons:

•   The parent company has lost control over KCM and a provisional liquidator has been appointed for running the operations.

•   The provisional liquidator is not responding to the communications sent by the Group regarding these advances.

Accordingly, recoverability of the aforesaid advance is considered as a key audit matter.

Our audit procedures included the following:

•   Examined the agreements as per which these advances were given by the Group to KCM and verified its terms and conditions

•   Examined the various communication made by Group with provisional liquidator with regard to these advances.

•   Examined management’s assessment of recoverability of advances.

•   Assessed management’s position through discussions with the management’s in-house legal team to determine the basis of their conclusion.

•   Examined the legal opinion obtained by the Company and also the valuation report for KCM, obtained by the Company’s parent company and communications received from the parent company in this regard.

•   Assessed the disclosures made by the group in this regard.

We have determined that there are no other key audit matters to communicate in our report.

INFORMATION STATEMENTS AND OTHER AuDITOR’S THAN THE REPORT FINANCIAL THEREON

The Holding Company’s Board of Directors is responsible for the other information. The other information comprises the information included in the Annual report, but does not include the consolidated Ind AS financial statements and our auditor’s report thereon. Our opinion on the consolidated Ind AS financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated Ind AS financial statements, our responsibility is to read the other information and, in doing so, consider whether such other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES CONSOLIDATED IND OF AS MANAGEMENT FINANCIAL STATEMENTS FOR THE

The Holding Company’s Board of Directors is responsible for the preparation and presentation of these consolidated Ind AS financial statements in terms of the requirements of the Act that give a true and fair view of the consolidated financial position, consolidated financial performance including other comprehensive income, consolidated cash flows and consolidated statement of changes in equity of the Group including its associates and joint ventures in accordance with the accounting principles generally accepted in India, including the Indian Accounting Standards (Ind AS) specified under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended. The respective Board of Directors of the companies included in the Group and of its associates and joint ventures are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Group and of its associates and joint controlled entities and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated Ind AS financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated Ind AS financial statements by the Directors of the Holding Company, as aforesaid.

381    VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

In preparing the consolidated Ind AS financial statements, the respective Board of Directors of the companies included in the Group and of its associates and joint ventures are responsible for assessing the ability of the Group and of its associates and joint ventures to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those respective Board of Directors of the companies included in the Group and of its associates and Joint ventures are also responsible for overseeing the financial reporting process of the Group and of its associates and joint ventures.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED IND AS FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated Ind AS financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated Ind AS financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated Ind AS financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Holding Company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group and its associates and joint ventures to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated Ind AS financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and its associates and joint ventures to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated Ind AS financial statements, including the disclosures, and whether the consolidated Ind AS financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group and its associates and joint ventures of which we are the independent auditors and whose financial information we have audited, to express an opinion on the consolidated Ind AS financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the consolidated financial statements of which we are the independent auditors. For the other entities included in the consolidated Ind AS financial statements, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20      381

We communicate with those charged with governance of the Holding Company and such other entities included in the consolidated Ind AS financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated Ind AS financial statements for the financial year ended March 31, 2020 and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

OTHER MATTER

(a)

We did not audit the financial statements and other financial information, in respect of 14 subsidiaries, whose Ind AS financial statements include total assets of ₹ 17,206 crore as at March 31, 2020, and total revenues of ₹ 7,531 crore and net cash outflows of ₹ 427 crore for the year ended on that date. These Ind AS financial statement and other financial information have been audited by other auditors, which financial statements, other financial information and auditor’s reports have been furnished to us by the management. The consolidated Ind AS financial statements also include the Group’s share of net profit of ₹ Nil for the year ended March 31, 2020, as considered in the consolidated Ind AS financial statements, in respect of 1 associate whose financial statements, other financial information have been audited by other auditors and whose reports have been furnished to us by the Management. Our opinion on the consolidated Ind AS financial statements, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries and associate, and our report in terms of sub-sections (3) of Section 143 of the Act, in so far as it relates to the aforesaid subsidiaries, and associate, is based solely on the report(s) of such other auditors.

Certain of these subsidiaries and associates are located outside India whose financial statements and other financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been audited by other auditors under generally accepted auditing standards applicable in their respective countries. The

Holding Company’s management has converted the financial statements of such subsidiaries and associate located outside India from accounting principles generally accepted in their respective countries to accounting principles generally accepted in India. We have audited these conversion adjustments made by the Holding Company’s management. Our opinion in so far as it relates to the balances and affairs of such subsidiaries and associates located outside India is based on the report of other auditors and the conversion adjustments prepared by the management of the Holding Company and audited by us.

(b)

The accompanying consolidated Ind AS financial statements include unaudited financial statements and other unaudited financial information in respect of 3 subsidiaries whose financial statements and other financial information reflect total assets of ₹ 2,294 crore as at March 31, 2020, and total revenues of ₹ 293 crore and net cash outflows of ₹ 76 crore for the year ended on that date. These unaudited financial statements and other unaudited financial information have been furnished to us by the management. The consolidated Ind AS financial statements also include the Group’s share of net loss of ₹ Nil for the year ended March 31, 2020, as considered in the consolidated Ind AS financial statements, in respect of 1 associate and 3 joint ventures , whose financial statements other financial information have not been audited and whose unaudited financial statements and other unaudited financial information have been furnished to us by the Management. The consolidated Ind AS financial statements also include the Group’s share of total assets of ₹ 154 crore as at March 31, 2020 in respect of an unincorporated joint venture not operated by the Group. The Ind AS financial statements and other financial information of the said unincorporated joint venture have not been audited and such unaudited financial statements and other unaudited financial information have been furnished to us by the management.

Our opinion, in so far as it relates amounts and disclosures included in respect of these subsidiaries, unincorporated joint venture, associate and joint ventures, and our report in terms of sub-sections (3) of Section 143 of the Act in so far as it relates to the aforesaid subsidiaries, unincorporated joint venture, associate and joint ventures, is based solely on such unaudited financial statements and other unaudited financial information. In our opinion and according to the information and explanations given to us by the Management, these financial statements and other financial information are not material to the Group.

Our opinion above on the consolidated Ind AS financial statements, and our report on Other Legal and Regulatory Requirements below, is not modified in respect of the above matters with respect to our reliance on the work done and the reports of the other auditors and the unaudited financial statements and unaudited other financial information certified by the Management.

383    VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

As required by Section 143(3) of the Act, based on our audit and on the consideration of report of the other auditors on separate financial statements and the other financial information of subsidiaries, associates and joint ventures, as noted in the ‘other matter’ paragraph we report, to the extent applicable, that:

(a)

We/the other auditors whose report we have relied upon have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated Ind AS financial statements;

(b)

In our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidation of the financial statements have been kept so far as it appears from our examination of those books and reports of the other auditors;

(c)

The Consolidated Balance Sheet, the Consolidated Statement of Profit and Loss including the Statement of Other Comprehensive Income, the Consolidated Cash Flow Statement and Consolidated Statement of Changes in Equity dealt with by this Report are in agreement with the books of account maintained for the purpose of preparation of the consolidated Ind AS financial statements;

(d)

In our opinion, the aforesaid consolidated Ind AS financial statements comply with the Accounting Standards specified under Section 133 of the Act, read with Companies (Indian Accounting Standards) Rules, 2015, as amended;

(e)

On the basis of the written representations received from the directors of the Holding Company as on March 31, 2020 taken on record by the Board of Directors of the Holding Company and the reports of the statutory auditors who are appointed under Section 139 of the Act, of its subsidiary companies, associate companies and joint ventures, none of the directors of the Group’s companies, its associates and joint controlled entities, incorporated in India, is disqualified as on March 31, 2020 from being appointed as a director in terms of Section 164 (2) of the Act;

(f)

With respect to the adequacy and the operating effectiveness of the internal financial controls over financial reporting with reference to these consolidated Ind AS financial statements of the Holding Company and its subsidiary companies, associate companies and joint ventures , incorporated in India, refer to our separate Report in “Annexure 1” to this report;

(g)

In our opinion and based on the consideration of reports of other statutory auditors of the subsidiaries, associates and joint ventures in India, the managerial remuneration for the year ended March 31, 2020 has been paid / provided by the Holding Company, its subsidiaries, associates and joint ventures incorporated in India to their directors in accordance with the provisions of section 197 read with Schedule V to the Act. As indicated in note 38 of the accompanying standalone Ind AS financial statements, the Holding Company proposes to seek the approval of its shareholders at its ensuing annual general meeting for remuneration paid to one of its whole-time directors;

(h)

With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended, in our opinion and to the best of our information and according to the explanations given to us and based on the consideration of the report of the other auditors on separate financial statements as also the other financial information of the subsidiaries, associates and joint ventures , as noted in the ‘Other matter’ paragraph:

i.

The consolidated Ind AS financial statements disclose the impact of pending litigations on its consolidated financial position of the Group, its associates and joint ventures in its consolidated Ind AS financial statements – Refer Notes 3c(A)(viii), 34 and 37 to the consolidated Ind AS financial statements;

ii.	The Group, its associates and joint ventures did not have any material foreseeable losses in long-term contracts including derivative contracts during the year ended March 31, 2020;

iii.

There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Holding Company, its subsidiaries, associates and joint ventures, incorporated in India during the year ended March 31, 2020.

For S.R. Batliboi & Co. LLP
Chartered Accountants
ICAI Firm Registration Number: 301003E/E300005

per Sudhir Soni
Partner
Place: Mumbai	Membership Number: 41870
Date: June 06, 2020	UDIN: 20041870AAAAAQ9715

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    383

ANNEXURE 1 TO THE INDEPENDENT AUDITOR’S REPORT OF EVEN DATE ON THE CONSOLIDATED IND AS FINANCIAL STATEMENTS OF VEDANTA LIMTED

Report on the Internal Financial Controls under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 (“the Act”)

1. In conjunction with our audit of the consolidated Ind AS financial statements of Vedanta Limited as of and for the year ended March 31, 2020, we have audited the internal financial controls over financial reporting of Vedanta Limited (hereinafter referred to as the “Holding Company”) and its subsidiary companies, its associate companies and joint ventures, which are companies incorporated in India, as of that date.

MANAGEMENT’S RESPONSIBILITY FOR INTERNAL FINANCIAL CONTROLS

2. The respective Board of Directors of the Holding Company, its 12 subsidiary companies, its 1 associate company and 3 joint ventures, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Holding Company considering the essential components of internal control stated in the Committee of Sponsoring Organisations of the Treadway Commission (2013 Framework) (“COSO 2013 Criteria”). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

AUDITOR’S RESPONSIBILITY

3. Our responsibility is to express an opinion on the company’s internal financial controls over financial reporting with reference to these consolidated financial statements based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the “Guidance Note”) and the Standards on Auditing, both, issued by Institute of Chartered Accountants of India, and deemed to be prescribed under section 143(10) of the Act, to the extent applicable to an audit of internal financial controls. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting with reference to these consolidated Ind AS financial statements was established and maintained and if such controls operated effectively in all material respects.

4. Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls over financial reporting with reference to these consolidated Ind AS financial statements and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting with reference to these consolidated Ind AS financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

5. We believe that the audit evidence we have obtained and the audit evidence obtained by the other auditors in terms of their reports referred to in the Other Matters paragraph below, is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls over financial reporting with reference to these consolidated Ind AS financial statements.

MEANING OF INTERNAL FINANCIAL CONTROLS OVER FINANCIAL REPORTING WITH REFERENCE TO THESE CONSOLIDATED IND AS FINANCIAL STATEMENTS

6. A company’s internal financial control over financial reporting with reference to these consolidated Ind AS financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal financial control over financial reporting with reference to these consolidated financial statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

384    VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

INHERENT LIMITATIONS OF INTERNAL FINANCIAL CONTROLS OVER FINANCIAL REPORTING WITH REFERENCE TO THESE CONSOLIDATED FINANCIAL STATEMENTS

7. Because of the inherent limitations of internal financial controls over financial reporting with reference to these consolidated Ind AS financial statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting with reference to these consolidated Ind AS financial statements to future periods are subject to the risk that the internal financial control over financial reporting with reference to these consolidated financial statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

OPINION

8. In our opinion, the Holding Company, its subsidiary companies, its associate company and joint ventures, which are companies incorporated in India, have, maintained in all material respects, adequate internal financial controls over financial reporting with reference to these consolidated Ind AS financial statements and such internal financial controls over financial reporting with reference to these consolidated Ind AS financial statements were operating effectively as at March 31, 2020, based on the internal control over financial reporting criteria established by the Holding Company considering the essential components of internal control stated in the COSO 2013 criterion.

OTHER MATTERS

9. Our report under Section 143(3)(i) of the Act on the adequacy and operating effectiveness of the internal financial controls over financial reporting with reference to these consolidated financial statements of the Holding Company, insofar as it relates to one subsidiary company, which is a company incorporated in India, is based on the corresponding reports of the auditors of such subsidiary.

For S.R. Batliboi & Co. LLP
Chartered Accountants
ICAI Firm Registration Number: 301003E/E300005

per Sudhir Soni
Partner
Place: Mumbai	Membership Number: 41870
Date: June 06, 2020	UDIN: 20041870AAAAAQ9715

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    385

CONSOLIDATED BALANCE SHEET

as at March 31, 2020

			(₹ in Crore)
Particulars	Note	As at March 31, 2020	As at March 31, 2019
ASSETS
Non-current assets
Property, Plant and Equipment	6	88,022	95,515
Capital work-in-progress	6	16,837	22,236
Intangible assets	6	882	882
Exploration intangible assets under development	6	1,748	2,723
Financial assets
Investments	7A	95	4,891
Trade receivables	8	3,111	3,688
Loans	9	17	20
Derivatives		3	—
Others	10	2,523	1,083
Deferred tax assets (net)	34	6,889	3,475
Income tax assets (net)	34	2,645	3,484
Other non-current assets	11	3,330	4,218

Total non-current assets		1,26,102	1,42,215
Current assets
Inventories	12	11,335	13,198
Financial assets
Investments	7B	24,658	28,174
Trade receivables	8	2,697	3,982
Cash and cash equivalents	13	5,117	7,289
Other bank balances	14	7,385	1,080
Loans	9	85	82
Derivatives		692	78
Others	10	2,406	2,482
Income tax assets (net)		7	8
Other current assets	11	3,138	3,455

Total current assets		57,520	59,828

Total Assets		1,83,622	2,02,043

EQUITY AND LIABILITIES
Equity
Equity Share Capital	15	372	372
Other Equity	16	54,263	61,925

Equity attributable to owners of Vedanta Limited		54,635	62,297
Non-controlling interests	17	17,112	15,227

Total Equity		71,747	77,524

Liabilities
Non-current liabilities
Financial liabilities
Borrowings	19	36,724	34,721
Derivatives		45	99
Other financial liabilities	21	1,501	1,569
Provisions	23	2,828	2,596
Deferred tax liabilities (net)	34	2,885	4,484
Other non-current liabilities	24	4,570	4,409

Total non-current liabilities		48,553	47,878
Current Liabilities
Financial liabilities
Borrowings	19	13,076	22,982
Trade payables	20	16,972	17,352
Derivatives		96	451
Other financial liabilities	21	21,162	22,288
Provisions	23	355	387
Income tax liabilities (net)		188	409
Other current liabilities	24	11,473	12,772

Total current liabilities		63,322	76,641

Total Equity and Liabilities		1,83,622	2,02,043

See accompanying notes to the financial statements

As per our report of even date	For and on behalf of the Board of Directors

For S.R. Batliboi & Co. LLP	Anil Agarwal	Sunil Duggal
Chartered Accountants	Non-Executive Chairman	Interim Chief Executive Officer
ICAI Firm Registration No. 301003E/E300005	DIN: 00010883	PAN AAMPD1109M

per Sudhir Soni	GR Arun Kumar	Prerna Halwasiya
Partner	Whole-Time Director and	Company Secretary
Membership No: 41870 Place: Mumbai Date: June 06, 2020	Chief Financial Officer	ICSI Membership No. A20856
DIN: 01874769

387    VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED STATEMENT OF PROFIT AND LOSS

for the year ended March 31, 2020

(₹ in Crore except otherwise stated)
Particulars	Note	Year ended March 31, 2020	Year ended March 31, 2019
Revenue from operations	25A	83,545	90,901
Other operating income	25B	902	1,147
Other income	26	2,510	4,018

Total Income		86,957	96,066

Expenses:
Cost of materials consumed		21,261	25,490
Purchases of stock-in-trade		225	588
Changes in inventories of finished goods, work-in-progress and stock in trade	27	1,017	72
Power & fuel charges		16,392	18,144
Employee benefits expense	28	2,672	3,023
Finance costs	31	4,977	5,689
Depreciation, depletion and amortisation expense	6	9,093	8,192
Other expenses	32	22,193	21,628

Total expenses		77,830	82,826

Profit before exceptional items and tax		9,127	13,240
Net exceptional (loss)/ gain	33	(17,386)	320

(Loss)/ Profit before tax		(8,259)	13,560
Tax (benefit)/ expense:
On other than exceptional items
Net current tax expense		1,788	2,677
Net deferred tax (benefit)/expense		(484)	1,073
Deferred tax on intra group profit distribution		1,701	—
On exceptional items
Net deferred tax (benefit)/expense		(6,521)	112

Net tax (benefit)/ expense		(3,516)	3,862

(Loss)/ Profit after tax for the year before share in profit/ (loss) of jointly controlled entities and associates and non-controlling interests		(4,743)	9,698

Add: Share in (loss)/ profit of jointly controlled entities and associates		(1)	0

(Loss)/ Profit for the year after share in profit/ (loss) of jointly controlled entities and associates (A)		(4,744)	9,698

Other Comprehensive Income / (loss)
Items that will not be reclassified to profit or loss
Re-measurements loss of defined benefit plans		(210)	(40)
Tax credit		71	25
Loss on FVOCI equity investment		(74)	(45)

		(213)	(60)

Items that will be reclassified to profit or loss
Net loss on cash flow hedges recognised during the year		127	113
Tax credit		(44)	(51)
Net gain on cash flow hedges recycled to profit or loss		(33)	(184)
Tax expense		12	60
Net loss on FVOCI investments		—	(150)
Tax credit		—	17
Exchange differences on translation		833	737
Tax expense		34	(25)

		929	517

Total other comprehensive (loss)/ income (B)		716	457

Total comprehensive (loss)/ income for the year (A+B)		(4,028)	10,155

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    388

CONSOLIDATED STATEMENT OF PROFIT AND LOSS

for the year ended March 31, 2020

(₹ in Crore except otherwise stated)
Particulars	Note	Year ended March 31, 2020	Year ended March 31, 2019
(Loss)/ Profit attributable to:
Owners of Vedanta Limited		(6,664)	7,065
Non-controlling interests	17	1,920	2,633
Other comprehensive (loss)/ income attributable to:
Owners of Vedanta Limited		839	585
Non-controlling interests	17	(123)	(128)
Total comprehensive (loss)/ income attributable to:
Owners of Vedanta Limited		(5,825)	7,650
Non-controlling interests	17	1,797	2,505
(Loss)/ Earnings per share (in ₹)
– Basic	35	(18.00)	19.07
– Diluted		(18.00)	18.98

See accompanying notes to the financial statements

As per our report of even date	For and on behalf of the Board of Directors

For S.R. Batliboi & Co. LLP	Anil Agarwal	Sunil Duggal
Chartered Accountants	Non-Executive Chairman	Interim Chief Executive Officer
ICAI Firm Registration No. 301003E/E300005	DIN: 00010883	PAN AAMPD1109M

per Sudhir Soni	GR Arun Kumar	Prerna Halwasiya
Partner	Whole-Time Director and	Company Secretary
Membership No: 41870	Chief Financial Officer	ICSI Membership No. A20856
Place: Mumbai	DIN: 01874769
Date: June 06, 2020

389    VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended March 31, 2020

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Cash flows from operating activities
(Loss)/ Profit before taxation	(8,259)	13,560
Adjustments for:
Depreciation, depletion and amortisation	9,152	8,220
Impairment charge /(reversal)	17,080	(261)
Other exceptional items	306	(59)
Provision for doubtful debts/ advance/ bad debts written off	121	—
Exploration costs written off	3	50
Fair Value gain on financial assets held at fair value through profit or loss	(558)	(1,988)
Loss on sale/ discard of property, plant and equipment (net)	56	68
Foreign exchange loss (net)	317	512
Unwinding of discount	96	93
Share based payment expense	72	81
Interest and dividend Income	(1,683)	(1,447)
Interest expenses	4,874	5,593
Deferred government grant	(205)	(183)

Changes in assets and liabilities
Decrease/(increase) in trade and other receivables	462	(2,690)
Decrease/(increase) in inventories	1,990	(418)
(Decrease)/ increase in trade and other payable	(3,391)	5,236

Cash generated from operation	20,433	26,367
Income taxes paid (net)	(1,135)	(2,613)

Net cash generated from operating activities	19,298	23,754
Cash ows from investing activities
Consideration paid for business acquisition (net of cash and cash equivalents acquired)	(33)	(5,075)
Purchases of property, plant and equipment (including intangibles)	(7,814)	(8,942)
Proceeds from sale of property, plant and equipment	145	125
Short-term deposits made	(11,190)	(1,926)
Proceeds from redemption short-term deposits	4,564	4,406
Short-term investments made	(98,358)	(81,523)
Proceeds from sale of short-term investments	1,03,339	83,362
Interest received	830	884
Dividends received	18	30
Payment made to Site Restoration fund	(37)	(55)
Proceeds on liquidation of structured investments	3,077	—
Payment towards Structured Investments	(435)	(1,816)

Net cash (used in) investing activities	(5,894)	(10,530)

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    390

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended March 31, 2020

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Cash flows from financing activities
Repayment of short-term loan (net)	(11,264)	(626)
Proceeds from current borrowings	4,473	4,429
Repayment of current borrowings	(4,397)	(3,179)
Proceeds from long-term borrowings	11,826	16,835
Repayment of long-term borrowings	(8,996)	(9,760)
Interest paid	(5,322)	(6,009)
Payment of dividends to equity holders of the parent, including dividend distribution tax	(1,444)	(8,076)
Payment of dividends to non-controlling interests, including dividend distribution tax	—	(3,716)
Excersice of Stock Options	0	4
Purchase of Treasury Shares for Stock options	—	(144)
Payment for acquiring non-controlling interest	(107)	—
Payment of lease liabilities	(316)	—

Net cash (used in) financing activities	(15,547)	(10,242)

Effect of exchange rate changes on cash and cash equivalents	(31)	(64)
Net (decrease)/ increase in cash and cash equivalents	(2,174)	2,918
Cash and cash equivalents at the beginning of the year (Refer note 13(c))	7,385	4,467

Cash and cash equivalents at end of the year (Refer note 13(c))	5,211	7,385

Notes:

1.	The figures in brackets indicate outflows
2.	The above cash flow has been prepared under the “Indirect Method” as set out in Indian Accounting Standard (Ind AS) 7 - statement of cash flows

See accompanying notes to the financial statements

As per our report of even date	For and on behalf of the Board of Directors

For S.R. Batliboi & Co. LLP	Anil Agarwal	Sunil Duggal
Chartered Accountants	Non- Executive Chairman	Interim Chief Executive Officer
ICAI Firm Registration No. 301003E/E300005	DIN: 00010883	PAN AAMPD1109M

per Sudhir Soni	GR Arun Kumar	Prerna Halwasiya
Partner	Whole-Time Director and	Company
Membership No: 41870	Chief Financial Officer	Secretary
Place: Mumbai	DIN: 01874769	ICSI Membership No . A20856
Date: June 06, 2020

391    VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended March 31, 2020

A.	EQUITY SHARE CAPITAL

Equity shares of ₹1/- each issued, subscribed and fully paid up	Number of shares (in Crore)	Amount (₹ in Crore)
As at March 31, 2020 and March 31, 2019	372	372

B.	OTHER EQUITY

											(₹ in Crore)
	Reserves and surplus				Items of OCI
Particulars	Capital reserve	Securities premium reserve	Retained earnings	Other reserves (refer note below)	Foreign currency translation reserve	Equity instruments through OCI	Debt instruments through OCI	Effective portion of cash flow hedges	Total other equity	Non- controlling interests	Total
Balance as at April 01, 2018	18,964	19,009	2,887	20,635	1,220	149	86	(10)	62,940	15,961	78,901

Profit for the year	—	—	7,065	—	—	—	—	—	7,065	2,633	9,698
Other comprehensive income for the year (net of tax impact)	—	—	(12)	—	791	(45)	(86)	(63)	585	(128)	457

Total Comprehensive Income for the year	—	—	7,053	—	791	(45)	(86)	(63)	7,650	2,505	10,155
Purchase of treasury shares	—	—	—	(144)	—	—	—	—	(144)	—	(144)
Recognition of share based payment	—	—	—	82	—	—	—	—	82	—	82
Stock options cancelled during the year	—	—	7	(7)	—	—	—	—	—	—	—
Exercise of stock option	—	—	1	3	—	—	—	—	4	—	4
Transfer from debenture redemption reserve (net)	—	—	174	(174)	—	—	—	—	—	—	—
Recognition of put option liability/derecognition of non controlling interest	(196)	—	—	—	—	—	—	—	(196)	139	(57)
Acquisition of ESL (refer note 4(c))	—	—	—	—	—	—	—	—	—	196	196
Dividend, including tax on dividend (Refer note 36)	—	—	(8,411)	—	—	—	—	—	(8,411)	(3,574)	(11,985)

Balance as at March 31, 2019	18,768	19,009	1,711	20,395	2,011	104	—	(73)	61,925	15,227	77,152

Loss for the year	—	—	(6,664)	—	—	—	—	—	(6,664)	1,920	(4,744)
Other comprehensive income for the year (net of tax impact)	—	—	(92)	—	959	(74)	—	46	839	(123)	716

Total comprehensive income for the year	—	—	(6,756)	—	959	(74)	—	46	(5,825)	1,797	(4,028)
Recognition of share based payment	—	—	—	75	—	—	—	—	75	—	75
Stock options cancelled during the year	—	—	52	(52)	—	—	—	—	—	—	—
Exercise of stock option	—	—	7	(7)	—	—	—	—	—	—	0
Transfer from debenture redemption reserve (net)	—	—	191	(191)	—	—	—	—	—	—	—
Recognition of put option liability/derecognition of non controlling interest	(343)	—	—	—	—	—	—	—	(343)	322	(21)
Acquisition of non-controlling interests in Electrosteel Steel Limited	127	—	—	—	—	—	—	—	127	(234)	(107)
Dividend, including tax on dividend (Refer note 36)	—	—	(1,696)	—	—	—	—	—	(1,696)	—	(1,696)

Balance as at March 31, 2020	18,552	19,009	(6,491)	20,220	2,970	30	—	(27)	54,263	17,112	71,375

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20    391

CONSOLIDATED

STATEMENT OF CHANGES IN EQUITY

for the year ended March 31, 2020

Note:

Other reserves comprise of:

	(₹ in Crore)
Particulars	Capital redemption reserve	Debenture redemption reserve	Preference share redemption reserve	Capital reserve on consolidation	Share based payment reserve	Legal reserve	Treasury shares	General reserve	Total
Balance as at April 01, 2018	23	1,477	77	10	177	25	(259)	19,105	20,635
Purchase of treasury shares	—	—	—	—	—	—	(144)	—	(144)
Recognition of share based payment	—	—	—	—	82	—	—	—	82
Stock options cancelled during the year	—	—	—	—	(7)	—	—	—	(7)
Exercise of stock options	—	—	—	—	(3)	—	6	—	3
Redemption of preference shares
(Refer note 15)	—	—	3,010	—	—	—	—	(3,010)	—
Transfer to retained earnings	—	(174)	—	—	—	—	—	—	(174)

Balance as at March 31, 2019	23	1,303	3,087	10	249	25	(397)	16,095	20,395

Recognition of share based payment	—	—	—	—	75	—	—	—	75
Stock options cancelled during the year	—	—	—	—	(52)	—	—	—	(52)
Exercise of stock options	—	—	—	—	(23)	—	16	—	(7)
Transfer to retained earnings	—	(191)	—	—	—	—	—	—	(191)

Balance as at March 31, 2020	23	1,112	3,087	10	249	25	(381)	16,095	20,220

See accompanying notes to the financial statements

As per our report of even date	For and on behalf of the Board of Directors

For S.R. Batliboi & Co. LLP	Anil Agarwal	Sunil Duggal
Chartered Accountants ICAI Firm Registration No. 301003E/E300005	Non-Executive Chairman DIN 00010883	Interim Chief Executive Officer PAN AAMPD1109M

per Sudhir Soni	GR Arun Kumar	Prerna Halwasiya
Partner	Whole-Time Director and	Company Secretary
Membership No: 41870	Chief Financial Officer	ICSI Membership No. A20856
DIN 01874769

Place: Mumbai
Date: June 06, 2020

392    VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

1.	COMPANY OVERVIEW:

Vedanta Limited (“the Company”) and its consolidated subsidiaries (collectively, the “Group”) is a diversified natural resource group engaged in exploring, extracting and processing minerals and oil and gas. The Group engages in the exploration, production and sale of zinc, lead, silver, copper, aluminium, iron ore and oil and gas and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and UAE. The Group is also in the business of commercial power generation, steel manufacturing and port operations in India and manufacturing of glass substrate in South Korea and Taiwan.

The Company was incorporated on September 8, 1975 under the laws of the Republic of India. The registered office of the Company is situated at 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai-400092, Maharashtra. The Company’s shares are listed on National Stock Exchange and Bombay Stock Exchange in India. In June 2007, the Company completed its initial public offering of American Depositary Shares, or ADS, each representing four equity shares, and listed its ADSs on the New York Stock Exchange. In July 2009, the Company completed its follow-on offering of an additional 131,906,011 ADSs, each representing four equity shares, which are listed on the New York Stock Exchange.

The Company is majority owned by Twin Star Holdings Limited (“Twin Star”), Finsider International Company Limited (“Finsider”), West Globe Limited (“West Globe”) and Welter Trading Limited (“Welter”) which are in turn wholly-owned subsidiaries of Vedanta Resources PLC (“VRPLC”), which was a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange (VRPLC has been delisted from London Stock Exchange on October 1, 2018 and is renamed as “Vedanta Resources Limited” (“VRL”) with effect from October 29, 2018). Twin Star, Finsider, West Globe and Welter held 37.1%, 10.8%, 1.2% and 1.0% respectively of the Company’s equity as at March 31, 2020.

Details of Group’s various businesses are as follows. The Group’s percentage holdings in each of the below businesses are disclosed in note 40.

•	Zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”).

•	Zinc international business is comprised of Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (“Lisheen”) (Lisheen mine ceased operations in December 2015) and Black Mountain Mining (Proprietary) Limited (“BMM”), whose assets include the operational Black Mountain mine and the Gamsberg mine project located in South Africa.
•	The Group’s oil and gas business is owned and operated by the Company and its subsidiary, Cairn Energy Hydrocarbons Limited and consists of exploration and development and production of oil and gas.

•	The Group’s iron ore business is owned by the Company, and by two wholly owned subsidiaries of the Company i.e. Sesa Resources Limited and Sesa Mining Corporation Limited and consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke and generation of power for captive use. Pursuant to Honourable Supreme Court of India order, mining operations in the state of Goa are currently suspended. The Group’s iron ore business includes Western Cluster Limited (“WCL”) in Liberia which has iron ore assets and is wholly owned by the Group. WCL’s assets include development rights to Western Cluster and a network of iron ore deposits in West Africa. WCL’s assets have been fully impaired.

•	The Group’s copper business is owned and operated by the Company, Copper Mines of Tasmania Pty Ltd (“CMT”) and Fujairah Gold FZC and is principally one of custom smelting and includes captive power plants at Tuticorin in Southern India.

The Group’s copper business in Tamil Nadu, India has received an order from the Tamil Nadu Pollution Control Board (“TNPCB”) on April 09, 2018, rejecting the Company’s application for renewal of consent to operate under the Air and Water Acts for the 400,000 tpa copper smelter plant in Tuticorin for want of further clarification and consequently the operations were suspended. The Company has filed an appeal with TNPCB Appellate authority against the said order. During the pendency of the appeal, TNPCB through its order dated May 23, 2018 ordered for disconnection of electricity supply and closure of copper smelter plant. Post such order, the state government on May 28, 2018 ordered the permanent closure of the plant [Refer note 3(c)(A)(vii)].

In addition, the Group owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, CMT and a precious metal refinery and copper rod plant in Fujairah, UAE through its subsidiary Fujairah Gold FZC. The operations of Mt Lyell copper mine were suspended in January 2014 following a mud slide incident and were put into care and maintenance since July 09, 2014 following a rock fall incident in June 2014.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  393

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

•	The Group’s Aluminium business is owned and operated by the Company and by Bharat Aluminium Company Limited (“BALCO”). The aluminium operations include a refinery and captive power plant at Lanjigarh and a smelter and captive power plants at Jharsuguda both situated in the State of Odisha in India. BALCO’s partially integrated aluminium operations are comprised of two bauxite mines, captive power plants, smelting and fabrication facilities in the State of Chhattisgarh in central India.

•	The Group’s power business is owned and operated by the Company, BALCO, and Talwandi Sabo Power Limited (“TSPL”), a wholly owned subsidiary of the Company, which are engaged in the power generation business in India. The Company’s power operations include a thermal coal- based commercial power facility of 600 MW at Jharsuguda in the State of Odisha in Eastern India. BALCO power operations included 600 MW (2 units of 300 MW each) thermal coal based power plant at Korba, of which a unit of 300 MW was converted to be used for captive consumption vide order from Central Electricity Regulatory Commission (CERC) dated January 1, 2019. Talwandi Sabo Power Limited (“TSPL”) power operations include 1,980 MW (three units of 660 MW each) thermal coal- based commercial power facilities. Power business also includes the wind power plants commissioned by HZL and a power plant at MALCO Energy Limited (“MEL”) (under care and maintenance) situated at Mettur Dam in the State of Tamil Nadu in southern India.

•	The Group’s other activities include Electrosteel Steels Limited (“ESL”) acquired on June 4, 2018. ESL is engaged in the manufacturing and supply of billets, TMT bars, wire rods and ductile iron pipes in India.

•	The Group’s other activities also include Vizag General Cargo Berth Private Limited (“VGCB”) and Maritime Ventures Private Limited (“MVPL”). Vizag port project includes mechanization of coal handling facilities and upgradation of general cargo berth for handling coal at the outer harbour of Visakhapatnam Port on the east coast of India. MVPL is engaged in the business of rendering logistics and other allied services inter alia rendering stevedoring, and other allied services in ports and other allied sectors. VGCB commenced operations in the fourth quarter of fiscal 2013. The Group’s other activities also include AvanStrate Inc. (“ASI”). ASI is involved in the manufacturing of glass substrate in South Korea and Taiwan.
2.	BASIS OF PREPARATION AND BASIS OF MEASUREMENT OF FINANCIAL STATEMENTS

(A)	Basis of preparation

These consolidated financial statements have been prepared in accordance with Indian Accounting Standards (Ind AS) notified under the Companies (Indian Accounting Standards) Rules, 2015 and other relevant provisions of the Companies Act, 2013 (the “Act”) (as amended from time to time) and Guidance Note on Accounting for Oil and Gas Producing Activities issued by the Institute of Chartered Accountants of India. These consolidated financial statements have been prepared in accordance with the accounting policies, set out below and were consistently applied to all periods presented unless otherwise stated.

These financial statements are approved for issue by the Board of Directors on June 06, 2020.

Certain comparative figures appearing in these consolidated financial statements have been regrouped and/or reclassified to better reflect the nature of those items.

All financial information presented in Indian Rupees has been rounded off to the nearest crore except when indicated otherwise. Amounts less than ₹ 0.50 Crore have been presented as “0”.

(B)	Basis of measurement

The consolidated financial statements have been prepared on a going concern basis using historical cost convention and on an accrual method of accounting, except for certain financial assets and liabilities which are measured at fair value as explained in the accounting policies below.

3(a)	SIGNIFICANT ACCOUNTING POLICIES

(A)	Basis of Consolidation

i)	Subsidiaries:

The consolidated financial statements incorporate the results of the Company and all its subsidiaries (the “Group”), being the entities that it controls. Control is evidenced where the Group has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Power is demonstrated through existing rights that give the ability to direct relevant activities, which significantly affect the entity’s returns.

The financial statements of subsidiaries are prepared for the same reporting year as the parent company. Where necessary, adjustments are made to the financial statements of subsidiaries to align the accounting policies in line with accounting policies of the Group.

For non-wholly owned subsidiaries, a share of the profit/(loss) for the financial year and net assets is attributed to the non-controlling interests as shown in the consolidated statement of profit and loss and consolidated balance sheet.

394  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Liability for put option issued to non-controlling interests which do not grant present access to ownership interest to the Group is recognised at present value of the redemption amount and is reclassified from equity. At the end of each reporting period, the non-controlling interests subject to put option is derecognised and the difference between the amount derecognised and present value of the redemption amount, which is recorded as a financial liability, is accounted for as an equity transaction.

For acquisitions of additional interests in subsidiaries, where there is no change in control, the Group recognises a reduction to the non-controlling interest of the respective subsidiary with the difference between this figure and the cash paid, inclusive of transaction fees, being recognised in equity. Similarly, upon dilution of controlling interests the difference between the cash received from sale or listing of the subsidiary shares and the increase to non-controlling interest is also recognised in equity. The results of subsidiaries acquired or disposed off during the year are included in the consolidated statement of profit and loss from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Intra-Group balances and transactions, and any unrealised profit arising from intra-Group transactions, are eliminated. Unrealised losses are eliminated unless costs cannot be recovered.

ii)	Joint arrangements

A Joint arrangement is an arrangement of which two or more parties have joint control. Joint control is considered when there is contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Investments in joint arrangements are classified as either joint operations or joint venture. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby, the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

The Group has both joint operations and joint ventures.

Joint operations

The Group has joint operations within its Oil and gas segment. It participates in several unincorporated joint operations which involve the joint control of assets used in oil and gas exploration and producing activities. The Group accounts for its share of assets, liabilities, income and expenditure of joint operations in which the Group holds an interest. Liabilities in unincorporated joint operations, where the Group is the operator, is accounted for at gross values (including share of other partners) with a corresponding receivable from the venture partner. These have been included in the consolidated financial statements under the appropriate headings.

Details of joint operations are set out in Note 40.

Joint venture

The Group accounts for its interest in joint venture using the equity method (see (iv) below), after initially being recognised at cost in the consolidated balance sheet. Goodwill arising on the acquisition of joint venture is included in the carrying value of investments in joint venture.

iii)	Investments in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies. Investments in associates are accounted for using the equity method (see (iv) below). Goodwill arising on the acquisition of associate is included in the carrying value of investments in associate.

iv)	Equity method of accounting

Under the equity method of accounting applicable for investments in associates and joint ventures, investments are initially recorded at the cost to the Group and then, in subsequent periods, the carrying value is adjusted to reflect the Group’s share of the post-acquisition profits or losses of the investee, and the Group’s share of other comprehensive income of the investee, other changes to the investee’s net assets and is further adjusted for impairment losses, if any. Dividend received or receivable from associates and joint-ventures are recognised as a reduction in carrying amount of the investment.

The consolidated statement of profit and loss include the Group’s share of investee’s results, except where the investee is generating losses, share of such losses in excess of the Group’s interest in that investee are not recognised. Losses recognised under the equity method in excess of the Group’s investment in ordinary shares are applied to the other components of the Group’s interest that forms part of Group’s net investment in the investee in the reverse order of their seniority (i.e. priority in liquidation).

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  395

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

If the Group’s share of losses in an associate or joint venture equals or exceeds its interests in the associate or joint venture, the Group discontinues the recognition of further losses. Additional losses are provided for, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate/joint venture.

Unrealised gains arising from transactions with associates and joint ventures are eliminated against the investment to the extent of the Group’s interest in these entities. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment of the asset transferred. Accounting policies of equity accounted investees is changed where necessary to ensure consistency with the policies adopted by the Group.

The carrying amount of equity accounted investments are tested for impairment in accordance with the policy described in Note below 3(a)(H).

(B)	Business combination

Business combinations are accounted for under the purchase method. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under Ind AS 103 ‘Business Combinations’ are recognised at their fair value at the acquisition date, except certain assets and liabilities required to be measured as per the applicable standards.

Excess of fair value of purchase consideration and the acquisition date non-controlling interest over the acquisition date fair value of identifiable assets acquired and liabilities assumed is recognised as goodwill. Goodwill arising on acquisitions is reviewed for impairment annually. Where the fair values of the identifiable assets and liabilities exceed the purchase consideration, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in other comprehensive income and accumulated in equity as capital reserve. However, if there is no clear evidence of bargain purchase, the Group recognises the gain directly in equity as capital reserve, without routing the same through other comprehensive income.

Where it is not possible to complete the determination of fair values by the date on which the first post-acquisition financial statements are approved, a provisional assessment of fair value is made and any adjustments required to those provisional fair values are finalised within 12 months of the acquisition date.

Those provisional amounts are adjusted through goodwill during the measurement period, or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognised at that date. These adjustments are called as measurement period adjustments. The measurement period does not exceed twelve months from the acquisition date.

Any non-controlling interest in an acquiree is measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. This accounting choice is made on a transaction by transaction basis.

Acquisition expenses are charged to the consolidated statement of profit and loss.

If the Group acquires a group of assets in a company that does not constitute a business combination in accordance with Ind AS 103 ‘Business Combinations’, the cost of the acquired group of assets is allocated to the individual identifiable assets acquired based on their relative fair value.

Common control transactions

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination and the control is not transitory. The transactions between entities under common control are specifically covered by Ind AS 103. Such transactions are accounted for using the pooling-of-interest method. The assets and liabilities of the acquired entity are recognised at their carrying amounts recorded in the parent entity’s consolidated financial statements with the exception of certain income tax and deferred tax assets. No adjustments are made to reflect fair values, or recognise any new assets or liabilities. The only adjustments that are made are to harmonise accounting policies.

The components of equity of the acquired companies are added to the same components within Group equity. The difference, if any, between the amounts recorded as share capital issued plus any additional consideration in the form of cash or other assets and the amount of share capital of the transferor is transferred to capital reserve and is presented separately from other capital reserves. The company’s shares issued in consideration for the acquired companies are recognised from the moment the acquired companies are included in these financial statements and the financial statements of the commonly controlled entities would be combined, retrospectively, as if the transaction had occurred at the beginning of the earliest reporting period presented. However, the prior year comparative information is only adjusted for periods during which entities were under common control.

396  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

(C)	Revenue recognition

•	Sale of goods/rendering of services (Including Revenue from contracts with customers)

The Group’s revenue from contracts with customers is mainly from the sale of copper, aluminium, iron ore, zinc, oil and gas, power, steel, glass substrate and port operations. Revenue from contracts with customers is recognised when control of the goods or services is transferred to the customer which usually is on delivery of the goods to the shipping agent at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. Revenue is recognised net of discounts, volume rebates, outgoing sales taxes/ goods and service tax and other indirect taxes. Revenues from sale of by-products are included in revenue.

Certain of the Group’s sales contracts provide for provisional pricing based on the price on the London Metal Exchange (LME) and crude index, as specified in the contract. Revenue in respect of such contracts is recognised when control passes to the customer and is measured at the amount the entity expects to be entitled – being the estimate of the price expected to be received at the end of the measurement period. Post transfer of control of goods, provisional pricing features are accounted in accordance with Ind AS 109 ‘Financial Instruments’ rather than Ind AS 115 ‘Revenue from contracts with customers’ and therefore the Ind AS 115 rules on variable consideration do not apply. These ‘provisional pricing’ adjustments i.e. the consideration adjusted post transfer of control are included in total revenue from operations on the face of the consolidated statement of profit and loss and disclosed by way of note to the financial statements. Final settlement of the price is based on the applicable price for a specified future period. The Group’s provisionally priced sales are marked to market using the relevant forward prices for the future period specified in the contract and is adjusted in revenue.

Revenue from oil, gas and condensate sales represent the Group’s share in the revenue from sale of such products, by the joint operations, and is recognised as and when control in these products gets transferred to the customers. In computing its share of revenue, the Group excludes government’s share of profit oil which gets accounted for when the obligation in respect of the same arises.

Revenue from sale of power is recognised when delivered and measured based on rates as per bilateral contractual agreements with buyers and at a rate arrived at based on the principles laid down under the relevant Tariff Regulations as notified by the regulatory bodies, as applicable.

Where the Group acts as a port operator, revenues relating to operating and maintenance phase of the port contract are measured at the amount that Group expects to be entitled to for the services provided.

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group performs part of its obligation by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognised for the earned consideration when that right is conditional on the Group’s future performance.

A contract liability is the obligation to transfer goods or services to a customer for which the Group has received consideration from the customer. If a customer pays consideration before the Group transfers goods or services to the customer, a contract liability is recognised when the payment is received. The advance payments received plus a specified rate of return/ discount, at the prevailing market rates, is settled by supplying respective goods over a period of up to twenty four months under an agreed delivery schedule as per the terms of the respective agreements. As these are contracts that the Group expects, and has the ability, to fulfil through delivery of a non-financial item, these are presented as advance from customers and are recognised as revenue as and when control of respective commodities is transferred to customers under the agreements. The fixed rate of return/discount is treated as finance cost. The portion of the advance where either the Group does not have a unilateral right to defer settlement beyond 12 months or expects settlement within 12 months from the balance sheet date is classified as current liability.

•	Interest income

Interest income from debt instruments is recognised using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the gross carrying amount of a financial asset. When calculating the effective interest rate, the Group estimates the expected cash flows by considering all the contractual terms of the financial instrument (for example, prepayment, extension, call and similar options) but does not consider the expected credit losses.

•	Dividends

Dividend income is recognised in the consolidated statement of profit and loss only when the right to receive payment is established, provided it is probable that the economic benefits associated with the dividend will flow to the Group, and the amount of the dividend can be measured reliably.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  397

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

(D)	Property, Plant and Equipment

i)	Mining properties and leases

When a decision is taken that a mining property is viable for commercial production (i.e. when the Group determines that the mining property will provide sufficient and sustainable return relative to the risks and the Group decided to proceed with the mine development), all further pre-production primary development expenditure other than that on land, buildings, plant, equipment and capital work in progress is capitalised as property, plant and equipment under the heading “Mining properties and leases” together with any amount transferred from “Exploration and evaluation” assets. The costs of mining properties and leases include the costs of acquiring and developing mining properties and mineral rights.

The stripping cost incurred during the production phase of a surface mine is deferred to the extent the current period stripping cost exceeds the average period stripping cost over the life of mine and recognised as an asset if such cost provides a benefit in terms of improved access to ore in future periods and certain criteria are met. When the benefit from the stripping costs are realised in the current period, the stripping costs are accounted for as the cost of inventory. If the costs of inventory produced and the stripping activity asset are not separately identifiable, a relevant production measure is used to allocate the production stripping costs between the inventory produced and the stripping activity asset. The Group uses the expected volume of waste compared with the actual volume of waste extracted for a given value of ore/ mineral production for the purpose of determining the cost of the stripping activity asset.

Deferred stripping costs are included in mining properties within property, plant and equipment and disclosed as a part of mining properties. After initial recognition, the stripping activity asset is depreciated on a unit of production method over the expected useful life of the identified component of the ore body.

In circumstances where a mining property is abandoned, the cumulative capitalised costs relating to the property are written off in the period in which it occurs i.e. when the Group determines that the mining property will not provide sufficient and sustainable returns relative to the risks and the Group decides not to proceed with the mine development.

Commercial reserves are proved and probable reserves as defined by the ‘JORC’ Code, ‘MORC’ code or ‘SAMREC’ Code. Changes in the commercial reserves affecting unit of production calculations are dealt with prospectively over the revised remaining reserves.

ii)	Oil and gas assets- (developing/producing assets)

For oil and gas assets a successful efforts based accounting policy is followed. Costs incurred prior to obtaining the legal rights to explore an area are expensed immediately to the consolidated statement of profit and loss.

All costs incurred after the technical feasibility and commercial viability of producing hydrocarbons has been demonstrated are capitalised within property, plant and equipment - development/producing assets on a field-by-field basis. Subsequent expenditure is capitalised only where it either enhances the economic benefits of the development/producing asset or replaces part of the existing development/producing asset. Any remaining costs associated with the part replaced are expensed.

Net proceeds from any disposal of development/ producing assets are credited against the previously capitalised cost. A gain or loss on disposal of a development/producing asset is recognised in the consolidated statement of profit and loss to the extent that the net proceeds exceed or are less than the appropriate portion of the net capitalised costs of the asset.

iii)	Other property, plant and equipment

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing an asset to working condition and location for its intended use. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Land acquired free of cost or at below market rate from the government is recognised at fair value with corresponding credit to deferred income.

If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment. All other expenses on existing property, plant and equipment, including day-to-day repair and maintenance expenditure and cost of replacing parts, are charged to the consolidated statement of profit and loss for the period during which such expenses are incurred.

Gains and losses on disposal of an item of property, plant and equipment computed as the difference between the net disposal proceeds and the carrying amount of the asset is included in the consolidated statement of profit and loss when the asset is derecognised. Major inspection and overhaul expenditure is capitalised, if the recognition criteria are met.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

iv)	Assets under construction

Assets under construction are capitalised in the assets under construction account. At the point when an asset is capable of operating in the manner intended by management, the cost of construction is transferred to the appropriate category of property, plant and equipment. Costs associated with the commissioning of an asset and any obligatory decommissioning costs are capitalised until the period of commissioning has been completed and the asset is ready for its intended use.

v)	Depreciation, depletion and amortisation expense

Mining properties and other assets in the course of development or construction and freehold land and goodwill are not depreciated or amortised.

•	Mining properties

The capitalised mining properties are amortised on a unit-of-production basis over the total estimated remaining commercial proved and probable reserves of each property or group of properties and are subject to impairment review. Costs used in the unit of production calculation comprise the net book value of capitalised costs plus the estimated future capital expenditure required to access the commercial reserves. Changes in the estimates of commercial reserves or future capital expenditure are dealt with prospectively.

•	Oil and gas producing facilities

All expenditures carried within each field are amortised from the commencement of production on a unit of production basis, which is the ratio of oil and gas production in the period to the estimated quantities of depletable reserves at the end of the period plus the production in the period, generally on a field-by-field basis or group of fields which are reliant on common infrastructure.

Depletable reserves are proved reserves for acquisition costs and proved and developed reserves for successful exploratory wells, development wells, processing facilities, distribution assets, estimated future abandonment cost and all other related costs. These assets are depleted within each cost centre. Reserves for this purpose are considered on working interest basis which are reassessed atleast annually. Impact of changes to reserves are accounted for prospectively.

•	Other assets

Depreciation on other Property, plant and equipment is calculated using the straight-line method (SLM) to allocate their cost, net of their residual values, over their estimated useful lives (determined by the management) as given below.

Management’s assessment takes into account, inter alia, the nature of the assets, the estimated usage of the assets, the operating conditions of the assets, past history of replacement and maintenance support.

Estimated useful life of assets are as follows:

Asset	useful life (in years)
Buildings (Residential; factory etc.)	3-60
Plant and equipment	15-40
Railway siding	15
Office equipment	3-6
Furniture and fixture	8-10
Vehicles	8-10

Major inspection and overhaul costs are depreciated over the estimated life of the economic benefit to be derived from such costs. The carrying amount of the remaining previous overhaul cost is charged to the consolidated statement of profit and loss if the next overhaul is undertaken earlier than the previously estimated life of the economic benefit.

The Group reviews the residual value and useful life of an asset at least at each financial year-end and, if expectations differ from previous estimates, the change is accounted for as a change in accounting estimate.

(E)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Subsequently, intangible assets are measured at cost less accumulated amortisation and accumulated impairment losses, if any.

The Group recognises port concession rights as “Intangible Assets” arising from a service concession arrangements, in which the grantor controls or regulates the services provided and the prices charged, and also controls any significant residual interest in the infrastructure such as property, plant and equipment, irrespective whether the infrastructure is existing infrastructure of the grantor or the infrastructure is constructed or purchased by the Group as part of the service concession arrangement. Such an intangible asset is recognised by the Group initially at cost determined as the fair value of the consideration received or receivable for the construction service delivered and is capitalised when the project is complete in all respects. Port concession rights are amortised on straight line basis over the balance of license period. The concession period is 30 years from the date of the award. Any addition to the port concession rights are measured at fair value on recognition. Port concession rights also include certain property, plant and equipment in accordance with Appendix C of Ind AS 115 “service concession arrangements”.

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Intangible assets are amortised over their estimated useful life on a straight line basis. Software is amortised over the estimated useful life ranging from 2-5 years. Amounts paid for securing mining rights are amortised over the period of the mining lease ranging from 16-25 years. Technological know-how and acquired brand are amortised over the estimated useful life of ten years.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the consolidated statement of profit and loss when the asset is derecognised.

The amortisation period and the amortisation method are reviewed at least at each financial year end. If the expected useful life of the asset is different from previous estimates, the change is accounted for prospectively as a change in accounting estimate.

(F)	Exploration and evaluation intangible assets

Exploration and evaluation expenditure incurred prior to obtaining the mining right or the legal right to explore are expensed as incurred.

Exploration and evaluation expenditure incurred after obtaining the mining right or the legal right to explore are capitalised as exploration and evaluation assets (intangible assets) and stated at cost less impairment, if any. Exploration and evaluation intangible assets are transferred to the appropriate category of property, plant and equipment when the technical feasibility and commercial viability has been determined. Exploration intangible assets under development are assessed for impairment and impairment loss, if any, is recognised prior to reclassification.

Exploration expenditure includes all direct and allocated indirect expenditure associated with finding specific mineral resources which includes depreciation and applicable operating costs of related support equipment and facilities and other costs of exploration activities:

•	Acquisition costs - costs associated with acquisition of licenses and rights to explore, including related professional fees.

•	General exploration costs - costs of surveys and studies, rights of access to properties to conduct those studies (e.g., costs incurred for environment clearance, defence clearance, etc.), and salaries and other expenses of geologists, geophysical crews and other personnel conducting those studies.

•	Costs of exploration drilling and equipping exploration and appraisal wells.

Exploration expenditure incurred in the process of determining oil and gas exploration targets is capitalised within “Exploration and evaluation assets” (intangible assets) and subsequently allocated to drilling activities. Exploration drilling costs are initially capitalised on a well-by-well basis until the success or otherwise of the well has been established. The success or failure of each exploration effort is judged on a well-by-well basis. Drilling costs are written off on completion of a well unless the results indicate that hydrocarbon reserves exist and there is a reasonable prospect that these reserves are commercial.

Following appraisal of successful exploration wells, if commercial reserves are established and technical feasibility for extraction demonstrated, then the related capitalised exploration costs are transferred into a single field cost centre within property, plant and equipment - development/producing assets (oil and gas properties) after testing for impairment. Where results of exploration drilling indicate the presence of hydrocarbons which are ultimately not considered commercially viable, all related costs are written off to the consolidated statement of profit and loss.

Expenditure incurred on the acquisition of a license interest is initially capitalised on a license-by-license basis. Costs are held, undepleted, within exploration and evaluation assets until such time as the exploration phase on the license area is complete or commercial reserves have been discovered.

Net proceeds from any disposal of an exploration asset are initially credited against the previously capitalised costs. Any surplus/ deficit is recognised in the consolidated statement of profit and loss.

(G)	Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets and disposal groups classified as held for sale are not depreciated and are measured at the lower of carrying amount and fair value less costs to sell. Such assets and disposal groups are presented separately on the face of the consolidated balance sheet.

(H)	Impairment of non-financial assets

Impairment charges and reversals are assessed at the level of cash-generating units. A cash-generating unit (CGU) is the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

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CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

The Group assesses at each reporting date, whether there is an indication that an asset may be impaired. The Group conducts an internal review of asset values annually, which is used as a source of information to assess for any indications of impairment or reversal of previously recognised impairment losses. Internal and external factors, such as worse economic performance than expected, changes in expected future prices, costs and other market factors are also monitored to assess for indications of impairment or reversal of previously recognised impairment losses.

If any such indication exists or in case of goodwill where annual testing of impairment is required, then an impairment review is undertaken and the recoverable amount is calculated, as the higher of fair value less costs of disposal and the asset’s value in use.

Fair value less costs of disposal is the price that would be received to sell the asset in an orderly transaction between market participants and does not reflect the effects of factors that may be specific to the Group and not applicable to entities in general. Fair value for mineral and oil and gas assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted at an appropriate post tax discount rate to arrive at the net present value.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. The cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted. Value in use is determined by applying assumptions specific to the Group’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value and consequently the value in use calculation is likely to give a different result to a fair value calculation.

The carrying amount of the CGU is determined on a basis consistent with the way the recoverable amount of the CGU is determined. The carrying value is net of deferred tax liability recognised in the fair value of assets acquired in the business combination.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognised in the consolidated statement of profit and loss.

Any reversal of the previously recognised impairment loss is limited to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had previously been recognised except if initially attributed to goodwill.

Exploration and evaluation intangible assets:

In assessing whether there is any indication that an exploration and evaluation asset may be impaired, the Group considers, as a minimum, the following indicators:

•	the period for which the Group has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

•	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

•	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the Group has decided to discontinue such activities in the specific area;

•	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale; and

•	reserve information prepared annually by external experts.

When a potential impairment is identified, an assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash-generating unit) to which the exploration and evaluation assets is attributed. Exploration areas in which reserves have been discovered but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway or planned. To the extent that capitalised expenditure is no longer expected to be recovered, it is charged to the consolidated statement of profit and loss.

(I)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

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CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

(i)	Financial Assets - recognition & subsequent measurement

All financial assets are recognised initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognised on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Debt instruments at amortised cost

A ‘debt instrument’ is measured at amortised cost if both the following conditions are met:

a)	The asset is held within a business model whose objective is to hold assets for collecting contractual cash flows, and

b)	Contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

After initial measurement, such financial assets are subsequently measured at amortised cost using the Effective Interest Rate (EIR) method. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included in interest income in consolidated statement of profit and loss. The losses arising from impairment are recognised in consolidated statement of profit and loss.

•	Debt instruments at fair value through other comprehensive income (FVOCI)

A ‘debt instrument’ is classified as at FVOCI if both of the following criteria are met:

a)	The objective of the business model is achieved both by collecting contractual cash flows and selling the financial assets, and

b)	The asset’s contractual cash flows represent SPPI.

Debt instruments included within the FVOCI category are measured initially as well as at each reporting date at fair value. Fair value movements are recognised in other comprehensive income (OCI). However, interest income, impairment losses and reversals and foreign exchange gain or loss are recognised in the consolidated statement of profit and loss. On derecognition of the asset, cumulative gain or loss previously recognised in other comprehensive income is reclassified from the equity to consolidated statement of profit and loss. Interest earned whilst holding fair value through other comprehensive income debt instrument is reported as interest income using the EIR method.

•	Debt instruments at fair value through profit or loss (FVTPL)

FVTPL is a residual category for debt instruments. Any debt instrument, which does not meet the criteria for categorisation as at amortised cost or as FVOCI, is classified as at FVTPL.

In addition, the Group may elect to designate a debt instrument, which otherwise meets amortised cost or FVOCI criteria, as at FVTPL. However, such election is allowed only if doing so reduces or eliminates a measurement or recognition inconsistency (referred to as ‘accounting mismatch’). The Group has not designated any debt instrument as at FVTPL.

Debt instruments included within the FVTPL category are measured at fair value with all changes being recognised in consolidated statement of profit and loss.

•	Equity instruments

All equity investments in the scope of Ind AS 109 are measured at fair value. Equity instruments which are held for trading and contingent consideration recognised by an acquirer in a business combination to which Ind AS 103 applies are classified as at FVTPL. For all other equity instruments, the Group may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value. The Group makes such election on an instrument-by-instrument basis. The classification is made on initial recognition and is irrevocable.

If the Group decides to classify an equity instrument as at FVOCI, then all fair value changes on the instrument, excluding dividends, are recognised in the OCI. There is no recycling of the amounts from OCI to profit and loss, even on sale of investment. However, the Group may transfer the cumulative gain or loss within equity. For equity instruments which are classified as FVTPL, all subsequent fair value changes are recognised in the consolidated statement of profit and loss.

(ii)	Financial Assets - derecognition

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

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CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

(iii)	Impairment of financial assets

In accordance with Ind AS 109, the Group applies expected credit loss (“ECL”) model for measurement and recognition of impairment loss on the following financial assets:

a)	Financial assets that are debt instruments, and are measured at amortised cost e.g., loans, debt securities and deposits

b)	Financial assets that are debt instruments and are measured as at FVOCI

c)	Trade receivables or any contractual right to receive cash or another financial asset that result from transactions that are within the scope of Ind AS 115.

The Group follows ‘simplified approach’ for recognition of impairment loss allowance on trade receivables, contract assets and lease receivables. The application of simplified approach does not require the Group to track changes in credit risk. Rather, it recognises impairment loss allowance based on lifetime ECLs at each reporting date, right from its initial recognition.

At each reporting date, for recognition of impairment loss on other financial assets and risk exposure, the Group determines whether there has been a significant increase in the credit risk since initial recognition. If credit risk has not increased significantly, 12-month ECL is used to provide for impairment loss. However, if credit risk has increased significantly, lifetime ECL is used. If, in a subsequent period, credit quality of the instrument improves such that there is no longer a significant increase in credit risk since initial recognition, then the Group reverts to recognising impairment loss allowance based on 12-month ECL.

Lifetime ECL are the expected credit losses resulting from all possible default events over the expected life of a financial instrument. The 12-month ECL is a portion of the lifetime ECL which results from default events that are possible within 12 months after the reporting date.

ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the entity expects to receive, discounted at the original EIR.

ECL impairment loss allowance (or reversal) during the year is recognised as income/ expense in consolidated statement of profit and loss. The balance sheet presentation for various financial instruments is described below:

a)	Financial assets measured at amortised cost: ECL is presented as an allowance, i.e., as an integral part of the measurement of those assets. The Group does not reduce impairment allowance from the gross carrying amount.

b)

Debt instruments measured at FVOCI: Since financial assets are already reflected at fair value, impairment allowance is not further reduced from its value. Rather, ECL amount is presented as ‘accumulated impairment amount’ in the OCI.

For assessing increase in credit risk and impairment loss, the Group combines financial instruments on the basis of shared credit risk characteristics with the objective of facilitating an analysis that is designed to enable significant increases in credit risk to be identified on a timely basis.

The Group does not have any purchased or originated credit-impaired (POCI) financial assets, i.e., financial assets which are credit impaired on purchase/ origination.

(iv)	Financial liabilities – Recognition & Subsequent measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, or as loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognised initially at fair value, and in the case of financial liabilities at amortised cost, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, loans and borrowings including bank overdrafts, financial guarantee contracts and derivative financial instruments.

The measurement of financial liabilities depends on their classification, as described below:

•	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by Ind AS 109. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

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CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Gains or losses on liabilities held for trading are recognised in the consolidated statement of profit and loss.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated as such at the initial date of recognition, and only if the criteria in Ind AS 109 are satisfied. For liabilities designated as FVTPL, fair value gains/ losses attributable to changes in own credit risk are recognised in OCI. These gains/ losses are not subsequently transferred to consolidated income statement. However, the Group may transfer the cumulative gain or loss within equity. All other changes in fair value of such liability are recognised in the consolidated statement of profit and loss. The Group has not designated any financial liability as at fair value through profit or loss.

•	Financial liabilities at amortised cost (Loans and Borrowings and Trade and Other payables)

After initial recognition, interest-bearing loans and borrowings and trade and other payables are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in the consolidated statement of profit and loss when the liabilities are derecognised as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the consolidated statement of profit and loss.

(v)	Financial liabilities - Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in the consolidated statement of profit and loss.

(vi)	Embedded derivatives

An embedded derivative is a component of a hybrid (combined) instrument that also includes a non-derivative host contract-with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss.

If the hybrid contract contains a host that is a financial asset within the scope of Ind AS 109, the Group does not separate embedded derivatives. Rather, it applies the classification requirements contained in Ind AS 109 to the entire hybrid contract. Derivatives embedded in all other host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value though profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in consolidated statement of profit and loss, unless designated as effective hedging instruments.

(vii)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognised at the proceeds received, net of direct issue costs.

(viii)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated balance sheet if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

(J)	Derivative financial instruments and hedge accounting

Initial recognition and subsequent measurement

In order to hedge its exposure to foreign exchange, interest rate, and commodity price risks, the Group enters into forward, option, swap contracts and other derivative financial instruments. The Group does not hold derivative financial instruments for speculative purposes.

Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

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CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Any gains or losses arising from changes in the fair value of derivatives are taken directly to consolidated statement of profit and loss, except for the effective portion of cash flow hedges, which is recognised in OCI and later reclassified to consolidated statement of profit and loss when the hedge item affects profit or loss or treated as basis adjustment if a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability.

For the purpose of hedge accounting, hedges are classified as:

•	Fair value hedges when hedging the exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment

•	Cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognised firm commitment

•	Hedges of a net investment in a foreign operation

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting. The documentation includes the Group’s risk management objective and strategy for undertaking hedge, the hedging/ economic relationship, the hedged item or transaction, the nature of the risk being hedged, hedge ratio and how the Group will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges that meet the strict criteria for hedge accounting are accounted for, as described below:

(i)	F air value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in consolidated statement of profit and loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

When an unrecognised firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognised as an asset or liability with a corresponding gain or loss recognised in consolidated statement of profit and loss. Hedge accounting is discontinued when the group revokes the hedge relationship, the hedging instrument or hedged item expires or is sold, terminated, or exercised or no longer meets the criteria for hedge accounting.

(ii)	Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognised in OCI in the cash flow hedge reserve, while any ineffective portion is recognised immediately in the consolidated statement of profit and loss.

Amounts recognised in OCI are transferred to consolidated statement of profit and loss when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognised or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognised in OCI are transferred to the initial carrying amount of the non-financial asset or liability.

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover (as part of the hedging strategy), or if its designation as a hedge is revoked, or when the hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss previously recognised in OCI remains separately in equity until the forecast transaction occurs or the foreign currency firm commitment is met.

(iii)	Hedges of a net investment

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognised in OCI while any gains or losses relating to the ineffective portion are recognised in the consolidated statement of profit and loss. On disposal of the foreign operation, the cumulative value of any such gains or losses recorded in equity is reclassified to the consolidated statement of profit and loss (as a reclassification adjustment).

(K)	Leases

The Group assesses at contract inception, all arrangements to determine whether they are, or contain, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

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CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

(a)	Group as a lessor

Leases in which the Group does not transfer substantially all the risks and rewards of ownership of an asset are classified as operating leases. Rental income from operating lease is recognised on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same basis as rental income. Contingent rents are recognised as revenue in the period in which they are earned.

Leases are classified as finance leases when substantially all of the risks and rewards of ownership transfer from the Group to the lessee. Amounts due from lessees under finance leases are recorded as receivables at the Group’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the net investment outstanding in respect of the lease.

(b)	Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognises lease liabilities towards future lease payments and right-of-use assets representing the right to use the underlying assets.

(i)	Right-of-use assets

The Group recognises right-of-use assets at the commencement date of the lease (i.e., the date when the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The right-of-use assets are also subject to impairment.

Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets as described in ‘D’ above.

(ii)	Lease liabilities

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (and, in some instances, in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognised as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is generally not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Group’s lease liabilities are included in Other Financial Liabilities.

(iii)	Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.

(L)	Inventories

Inventories and work-in-progress are stated at the lower of cost and net realisable value.

Cost is determined on the following basis:

•	Purchased copper concentrate is recorded at cost on a first-in, first-out (“FIFO”) basis; all other materials including stores and spares are valued on weighted average basis except in Oil and Gas business where stores and spares are valued on FIFO basis.

•	Finished products are valued at raw material cost plus costs of conversion, comprising labour costs and an attributable proportion of manufacturing overheads based on normal levels of activity and are moved out of inventory on a weighted average basis (except in copper business where FIFO basis is followed) and

406  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

•	By-products and scrap are valued at net realisable value.

Net realisable value is determined based on estimated selling price, less further costs expected to be incurred for completion and disposal.

(M)	Government grants

Grants and subsidies from the government are recognised when there is reasonable assurance that (i) the Group will comply with the conditions attached to them, and (ii) the grant/subsidy will be received.

When the grant or subsidy relates to revenue, it is recognised as income on a systematic basis in the consolidated statement of profit and loss over the periods necessary to match them with the related costs, which they are intended to compensate.

Where the grant relates to an asset, it is recognised as deferred income and released to income in equal amounts over the expected useful life of the related asset and presented within other income.

When the Group receives grants of non-monetary assets, the asset and the grant are recorded at fair value amounts and released to profit or loss over the expected useful life in a pattern of consumption of the benefit of the underlying asset.

When loans or similar assistance are provided by governments or related institutions, with an interest rate below the current applicable market rate, the effect of this favourable interest is regarded as a government grant. The loan or assistance is initially recognised and measured at fair value and the government grant is measured as the difference between the initial carrying value of the loan and the proceeds received. The loan is subsequently measured as per the accounting policy applicable to financial liabilities.

(N)	Taxation

Tax expense represents the sum of current tax and deferred tax.

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the reporting date and includes any adjustment to tax payable in respect of previous years.

Subject to the exceptions below, deferred tax is provided, using the balance sheet method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes and on carry forward of unused tax credits and unused tax losses:

•	tax payable on the future remittance of the past earnings of subsidiaries where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future;

•	deferred income tax is not recognised on initial recognition as well as on the impairment of goodwill which is not deductible for tax purposes or on the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit (tax loss); and

•	deferred tax assets (including MAT credit entitlement) are recognised only to the extent that it is more likely than not that they will be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Tax relating to items recognised outside consolidated statement of profit and loss is recognised outside consolidated statement of profit and loss (either in other comprehensive income or equity).

The carrying amount of deferred tax assets (including MAT credit entitlement) is reviewed at each reporting date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Deferred tax is provided on temporary differences arising on acquisitions that are categorised as Business Combinations. Deferred tax is recognised at acquisition as part of the assessment of the fair value of assets and liabilities acquired. Subsequently deferred tax is charged or credited in the consolidated statement of profit and loss/other comprehensive income as the underlying temporary difference is reversed.

(O)	Retirement benefit schemes

The Group operates or participates in a number of defined benefits and defined contribution schemes, the assets of which (where funded) are held in separately administered funds. For defined benefit schemes, the cost of providing benefits under the plans is determined by actuarial valuation each year separately for each plan using the projected unit credit method by third party qualified actuaries.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  407

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Remeasurement including, effects of asset ceiling and return on plan assets (excluding amounts included in interest on the net defined benefit liability) and actuarial gains and losses arising in the year are recognised in full in other comprehensive income and are not recycled to the consolidated statement of profit and loss.

Past service costs are recognised in the consolidated statement of profit and loss on the earlier of:

•	the date of the plan amendment or curtailment, and

•	the date that the Group recognises related restructuring costs

Net interest is calculated by applying a discount rate to the net defined benefit liability or asset at the beginning of the period. Defined benefit costs are split into current service cost, past service cost, net interest expense or income and remeasurement and gains and losses on curtailments and settlements. Current service cost and past service cost are recognised within employee benefit expense. Net interest expense or income is recognised within finance costs.

For defined contribution schemes, the amount charged to the consolidated statement of profit and loss in respect of pension costs and other post retirement benefits is the contributions payable in the year, recognised as and when the employee renders related services.

(P)	Share-based payments

Certain employees (including executive directors) of the Group receive part of their remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (‘equity-settled transactions’).

The cost of equity-settled transactions with employees is measured at fair value of share awards at the date at which they are granted. The fair value of share awards is determined with the assistance of an external valuer and the fair value at the grant date is expensed on a proportionate basis over the vesting period based on the Group’s estimate of shares that will eventually vest. The estimate of the number of awards likely to vest is reviewed at each balance sheet date up to the vesting date at which point the estimate is adjusted to reflect the current expectations.

The resultant increase in equity is recorded in share-based payment reserve.

In case of cash-settled transactions, a liability is recognised for the fair value of cash-settled transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognised in employee benefits expense. The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The fair value is determined with the assistance of an external valuer.

Additionally, VRL offered certain share-based incentives under the Long-Term Incentive Plan (“LTIP”) to employees and directors of the Company and its subsidiaries. VRL recovers the proportionate cost (calculated based on the grant date fair value of the options granted) from the respective group companies, which is charged to the consolidated statement of profit and loss.

(Q)	Provisions, contingent liabilities and contingent assets

The assessments undertaken in recognising provisions and contingencies have been made in accordance with the applicable Ind AS.

Provisions represent liabilities for which the amount or timing is uncertain. Provisions are recognised when the Group has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources, that can be reliably estimated, will be required to settle such an obligation.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows to net present value using an appropriate pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Unwinding of the discount is recognised in consolidated statement of profit and loss as a finance cost. Provisions are reviewed at each reporting date and are adjusted to reflect the current best estimate.

A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events beyond the control of the Group or a present obligation that is not recognised because it is not probable that an outflow of resources will be required to settle the obligation. A contingent liability also arises in extremely rare cases where there is a liability that cannot be recognised because it cannot be measured reliably. The Group does not recognise a contingent liability but discloses its existence in the consolidated balance sheet.

408  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Contingent assets are not recognised but disclosed in the financial statements when an inflow of economic benefit is probable.

The Group has significant capital commitments in relation to various capital projects which are not recognised in the balance sheet.

(R)	Restoration, rehabilitation and environmental costs

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production of a mine or oil fields. Such costs, discounted to net present value, are provided for and a corresponding amount is capitalised at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged to the consolidated statement of profit and loss over the life of the operation through the depreciation of the asset and the unwinding of the discount on the provision. The cost estimates are reviewed periodically and are adjusted to reflect known developments which may have an impact on the cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision due to factors such as updated cost estimates, changes to lives of operations, new disturbance and revisions to discount rates. The adjusted cost of the asset is depreciated prospectively over the lives of the assets to which they relate. The unwinding of the discount is shown as finance cost in the consolidated statement of profit and loss.

Costs for the restoration of subsequent site damage, which is caused on an ongoing basis during production, are provided for at their net present value and charged to the consolidated statement of profit and loss as extraction progresses. Where the costs of site restoration are not anticipated to be material, they are expensed as incurred.

(S)	Accounting for foreign currency transactions and translations

The functional currency for each entity in the Group is determined as the currency of the primary economic environment in which it operates. For all principal operating subsidiaries, the functional currency is normally the local currency of the country in which it operates with the exception of oil and gas business operations which have a US dollar functional currency as that is the currency of the primary economic environment in which it operates. The financial statements are presented in Indian rupee (₹ ).

In the financial statements of individual group companies, transactions in currencies other than the respective functional currencies are translated into their functional currencies at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in other currencies are translated into functional currencies at exchange rates prevailing on the reporting date. Non-monetary assets and liabilities denominated in other currencies and measured at historical cost or fair value are translated at the exchange rates prevailing on the dates on which such values were determined.

All exchange differences are included in the consolidated statement of profit and loss except those where the monetary item is designated as an effective hedging instrument of the currency risk of designated forecasted sales or purchases, which are recognised in the other comprehensive income.

Exchange differences which are regarded as an adjustment to interest costs on foreign currency borrowings, are capitalised as part of borrowing costs in qualifying assets.

For the purposes of the consolidation of financial statements, items in the consolidated statement of profit and loss of those businesses for which the Indian Rupees is not the functional currency are translated into Indian Rupees at the average rates of exchange during the year/ exchange rates as on the date of transaction. The related consolidated balance sheet is translated into Indian rupees at the rates as at the reporting date. Exchange differences arising on translation are recognised in consolidated statements of other comprehensive income. On disposal of such entities the deferred cumulative exchange differences recognised in equity relating to that particular foreign operation are recognised in the consolidated statement of profit and loss.

The Group had applied paragraph 46A of AS 11 under Previous GAAP. Ind AS 101 gives an option, which has been exercised by the Group, whereby a first time adopter can continue its Indian GAAP policy for accounting for exchange differences arising from translation of long-term foreign currency monetary items recognised in the Indian GAAP financial statements for the period ending immediately before the beginning of the first Ind AS financial reporting period. Hence, foreign exchange gain/loss on long-term foreign currency monetary items recognised upto March 31, 2016 has been deferred/capitalised. Such exchange differences arising on translation/settlement of long-term foreign currency monetary items and pertaining to the acquisition of a depreciable asset are amortised over the remaining useful lives of the assets.

Exchange differences arising on translation/ settlement of long-term foreign currency monetary items, acquired post April 01, 2016, pertaining to the acquisition of a depreciable asset are charged to the consolidated statement of profit and loss.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  409

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

(T)	Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its equity shares. Basic EPS is calculated by dividing the profit or loss attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to equity shareholders and the weighted average number of equity shares outstanding for the effects of all dilutive potential equity shares.

(U)	Buyers’ Credit/ Suppliers’ Credit and vendor financing

The Group enters into arrangements whereby banks and financial institutions make direct payments to suppliers for raw materials and project materials. The banks and financial institutions are subsequently repaid by the Group at a later date providing working capital timing benefits. These are normally settled up to twelve months (for raw materials) and up to 36 months (for project and materials). Where these arrangements are with a maturity of up to twelve months, the economic substance of the transaction is determined to be operating in nature and these are recognised as operational buyers’ credit/ suppliers’ credit (under Trade payables). Where these arrangements are with a maturity beyond twelve months and up to thirty six months, the economic substance of the transaction is determined to be financing in nature, and these are presented within borrowings in the consolidated balance sheet. Interest expense on these are recognised in the finance cost.

(V)	Current and non-current classification

The Group presents assets and liabilities in the consolidated balance sheet based on current / non-current classification.

An asset is classified as current when it satisfies any of the following criteria:

•	it is expected to be realised in, or is intended for sale or consumption in, the Group’s normal operating cycle.

•	it is held primarily for the purpose of being traded;

•	it is expected to be realised within 12 months after the reporting date; or

•	it is cash or cash equivalent unless it is restricted from being exchanged or used to settle a liability for at least 12 months after the reporting date.

All other assets are classified as non-current.

A liability is classified as current when it satisfies any of the following criteria:

•	it is expected to be settled in the Group’s normal operating cycle;

•	it is held primarily for the purpose of being traded;

•	it is due to be settled within 12 months after the reporting date; or

•	the Group does not have an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

All other liabilities are classified as non-current. Deferred tax assets and liabilities are classified as non current only.

(W)	Borrowing costs

Borrowing cost includes interest expense as per effective interest rate (EIR) and exchange differences arising from foreign currency borrowings to the extent they are regarded as an adjustment to the interest cost.

Borrowing costs directly relating to the acquisition, construction or production of a qualifying capital project under construction are capitalised and added to the project cost during construction until such time that the assets are substantially ready for their intended use i.e. when they are capable of commercial production. Borrowing costs relating to the construction phase of a service concession arrangement is capitalised as part of the cost of the intangible asset. Where funds are borrowed specifically to finance a qualifying capital project, the amount capitalised represents the actual borrowing costs incurred. Where surplus funds are available out of money borrowed specifically to finance a qualifying capital project, the income generated from such short-term investments is deducted from the total capitalised borrowing cost. If any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing then becomes part of general borrowing. Where the funds used to finance a project form part of general borrowings, the amount capitalised is calculated using a weighted average of rates applicable to relevant general borrowings of the Group during the year.

All other borrowing costs are recognised in the consolidated statement of profit and loss in the year in which they are incurred.

410  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Capitalisation of interest on borrowings related to construction or development projects is ceased when substantially all the activities that are necessary to make the assets ready for their intended use are complete or when delays occur outside of the normal course of business.

EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial liability or a shorter period, where appropriate, to the amortised cost of a financial liability. When calculating the effective interest rate, the Group estimates the expected cash flows by considering all the contractual terms of the financial instrument (for example, prepayment, extension, call and similar options).

(X)	Treasury shares

The Group has created an Employee Benefit Trust (EBT) for providing share-based payment to its employees. The Group uses EBT as a vehicle for distributing shares to employees under the employee remuneration schemes. The EBT buys shares of the company from the market, for giving shares to employees. The shares held by EBT are treated as treasury shares.

Own equity instruments that are reacquired (treasury shares) are recognised at cost and deducted from equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognised in equity. Share options whenever exercised, would be satisfied with treasury shares.

(Y)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term money market deposits which have maturity of three months or less from the date of acquisition, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above and additionally includes unpaid dividend account.

(Z)	Exceptional items

Exceptional items are those items that management considers, by virtue of their size or incidence (including but not limited to impairment charges and acquisition and restructuring related costs), should be disclosed separately to ensure that the financial information allows an understanding of the underlying performance of the business in the year, so as to facilitate comparison with prior periods. Also tax charges related to exceptional items and certain one-time tax effects are considered exceptional. Such items are material by nature or amount to the year’s result and require separate disclosure in accordance with Ind AS.

3(b)	APPLICATION OF NEW AND REVISED STANDARDS

(A) The Group has adopted, with effect from April 01, 2019, the following new and revised standards and interpretations. Their adoption has not had any significant impact on the amounts reported in the consolidated financial statements.

•	ind As 116 – leases

Ind AS 116, Leases, replaces the existing standard on accounting for leases, Ind AS 17, with effect from April 01, 2019. This standard introduces a single lessee accounting model and requires a lessee to recognise a ‘right of use asset’ (ROU) and a corresponding ‘lease liability’ for all leases. Lease costs are to be recognised in the statement of profit and loss over the lease term in the form of depreciation on the ROU asset and finance charges representing the unwinding of the discount on the lease liability. In contrast, the accounting requirements for lessors remain largely unchanged.

The Group acts as a lessee in lease arrangements mainly involving plant and machinery, office premises and other properties. The Group has elected to apply the modified retrospective approach on transition, and accordingly the comparative numbers have not been restated. For contracts in place as at April 01, 2019, the Group has continued to apply its existing definition of leases as under Ind AS 17 (“grandfathering”), instead of reassessing whether existing contracts are or contain a lease at that date. Further, the Group has elected to avail the exemption in Ind AS 116 from applying the requirements of Ind AS 116 to short-term leases of all assets that have a lease term of 12 months or less and leases for which the underlying asset is of low value. The lease payments associated with these leases are recognised as an expense on a straight-line basis over the lease term.

Transition to Ind AS 116 did not have a material effect on the Group’s financial statements.

Previous period accounting policy: Leases Determining whether an arrangement contains lease

At inception of an arrangement, the Group determines whether the arrangement is or contains a lease. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  411

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

At inception or on reassessment of an arrangement that contains lease, the Group separates payments and other consideration required by the arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a finance lease that it is impracticable to separate the payments reliably, then an asset and a liability are recognised at an amount equal to the fair value of the underlying asset; subsequently the liability is reduced as payments are made and an imputed finance cost on the liability is recognised using the Group’s incremental borrowing rate.

Group as a lessee

A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Group is classified as a finance lease.

Finance leases are capitalised at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in finance costs in the consolidated statement of profit and loss, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the Group’s policy on the general borrowing costs. Contingent rentals are recognised as expenses in the periods in which they are incurred.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognised as an expense in the consolidated statement of profit and loss on a straight-line basis over the lease term unless the payments are structured to increase in line with general inflation to compensate for the lessor’s expected inflationary cost increase.

Group as a lessor

Leases in which the Group does not transfer substantially all the risks and rewards of ownership of an asset are classified as operating leases. Rental income from operating lease is recognised on a straight-line basis over the term of the relevant lease unless the payments are structured to increase in line with general inflation to compensate for the lessor’s expected inflationary cost increase. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same basis as rental income. Contingent rents are recognised as revenue in the period in which they are earned.

Leases are classified as finance leases when substantially all of the risks and rewards of ownership transfer from the Group to the lessee. Amounts due from lessees under finance leases are recorded as receivables at the Group’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the net investment outstanding in respect of the lease.

•	Appendix C of Ind As 12 – Uncertainty over Income Tax Treatments

Appendix C of Ind AS 12 clarifies how to apply the recognition and measurement requirements in Ind AS 12 Income Taxes when there is uncertainty over income tax treatments. The clarification did not have a material effect on the Group’s financial statements so far as the recognition and measurement of income taxes is concerned. A consequential impact of the clarification is on the disclosure of contingent liabilities. The Group previously used to consider only those cases/matters for contingent liabilities wherever demand has been raised by the authorities/ initial assessment has been completed. The contingent liabilities have now been extrapolated to other years where a similar issue exists but formal demand has not been raised by tax authorities. Considering the impact of appendix C of Ind AS 12, the amounts of Income Tax disputes disclosed in note 34 and 37 of these financial statements would have been higher by ₹ 3,877 crore as on April 01, 2019, as against the hitherto followed practice. As per the transitional provisions of Appendix C of Ind AS 12, the Group has not restated comparative information.

•	Other Amendments

A number of other minor amendments to existing standards also became effective on April 01, 2019 and have been adopted by the Group. The adoption of these new accounting pronouncements did not have a material impact on the accounting policies, methods of computation or presentation applied by the Group.

(B)	Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are not expected to have a significant impact on the Group’s financial statements. The Group has not early adopted any amendment, standard or interpretation that has been issued but is not yet effective.

412  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

3(c)	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in conformity with Ind AS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenues and expenses for the years presented. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and future periods affected.

The information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements are as given below:

(A)	Significant estimates

i)	Impact of COVID-19

The outbreak of novel Coronavirus (COVID-19) pandemic globally and in India and the consequent lockdown restrictions imposed by national governments is causing significant disturbance and slowdown of economic activity across the globe. The commodity prices including oil have seen significant volatility with downward price pressures due to major demand centers affected by lockdown.

The Group is in the business of metals and mining, Oil & gas and generation of power which are considered as either essential goods and services or were generally allowed to continue to carry out the operations with adequate safety measures. The Group has taken proactive measures to comply with various regulations/guidelines issued by the Government and local bodies to ensure safety of its workforce and the society in general.

The Group has considered possible effects of Covid-19 on the recoverability of its investments, property, plant and equipment (PPE), inventories, loans and receivables, etc in accordance with Ind AS. The Group has considered forecast consensus, industry reports, economic indicators and general business conditions to make an assessment of the implications of the Pandemic. The Group has also performed sensitivity analysis on the assumptions used basis the internal and external information/ indicators of future economic condition.

Based on the assessment, the Group has recorded necessary adjustments, including impairment to the extent the carrying amount exceeds the recoverable amount and has disclosed the same as exceptional item in these financial statements. The actual effects of COVID-19 could be different from what is presently assessed and would be known only in due course of time.

ii)	Oil and gas reserves

Significant technical and commercial judgements are required to determine the Group’s estimated oil and natural gas reserves. Reserves considered for computing depletion are proved reserves for acquisition costs and proved and developed reserves for successful exploratory wells, development wells, processing facilities, distribution assets, estimated future abandonment cost and all other related costs. Reserves for this purpose are considered on working interest basis which are reassessed atleast annually. Details of such reserves are given in note 42.

Changes in reserves as a result of change in management assumptions could impact the depreciation rates and the carrying value of assets (refer note 6).

iii)	Carrying value of exploration and evaluation assets

Exploration assets are assessed by comparing the carrying value to higher of fair value less cost of disposal or value in use if impairment indicators, as contained in Ind AS 106, exists. Change to the valuation of exploration assets is an area of judgement. Further details on the Group’s accounting policies on this are set out in accounting policy above. The amounts for exploration and evaluation assets represent active exploration projects. These amounts will be written off to the consolidated statement of profit and loss as exploration costs unless commercial reserves are established or the determination process is not completed and there are no indications of impairment. The outcome of ongoing exploration, and therefore whether the carrying value of exploration and evaluation assets will ultimately be recovered, is inherently uncertain.

Details of carrying values and impairment charge/ reversal and the assumptions used are disclosed in note 6 and 33 respectively.

iv)	Carrying value of developing / producing oil and gas assets:

Management performs impairment tests on the Company’s developing/producing oil and gas assets where indicators of impairment are identified in accordance with Ind AS 36.

The impairment assessments are based on a range of estimates and assumptions, including:

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  413

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Estimates/ assumptions	Basis
Future Production	proved and probable reserves, production facilities, resource estimates and expansion projects

Commodity Prices	management’s best estimate benchmarked with external sources of information, to ensure they are within the range of available analyst forecast management’s best estimate based on historical prevailing discount and updated

Discount to price	sales contracts

Extension of PSC	granted till 2030 on the expected commercial terms (Refer note 3(c)(A)(viii)

Discount rates	cost of capital risk-adjusted for the risk specific to the asset/CGU

Any subsequent changes to cash flows due to changes in the above mentioned factors could impact the carrying value of the assets.

Details of carrying values and impairment charge/ reversal and the assumptions used are disclosed in note 6 and 33 respectively.

v)	Mining properties and leases

The carrying value of mining property and leases is arrived at by depreciating the assets over the life of the mine using the unit of production method based on proved and probable reserves. The estimate of reserves is subject to assumptions relating to life of the mine and may change when new information becomes available. Changes in reserves as a result of factors such as production cost, recovery rates, grade of reserves or commodity prices could thus impact the carrying values of mining properties and leases and environmental and restoration provisions.

Management performs impairment tests when there is an indication of impairment. The impairment assessments are based on a range of estimates and assumptions, including:

Estimates/ assumptions	Basis
Future Production	Proved and probable reserves, resource estimates (with an appropriate conversion factor) considering the expected permitted mining volumes and, in certain cases, expansion projects.

Commodity Prices	Management’s best estimate benchmarked with external sources of information, to ensure they are within the range of available analyst forecast

Exchange Rates	Management best estimate benchmarked with external sources of information

Discount Rates	Cost of capital risk-adjusted for the risk specific to the asset/CGU

Details of impairment charge and the assumptions used and carrying values are disclosed in note 33 and 6 respectively.

vi)	Recoverability of deferred tax and other income tax assets

The Group has carry forward tax losses, unabsorbed depreciation and MAT credit that are available for offset against future taxable profit. Deferred tax assets are recognised only to the extent that it is probable that taxable profit will be available against which the unused tax losses or tax credits can be utilised. This involves an assessment of when those assets are likely to reverse, and a judgement as to whether or not there will be sufficient taxable profits available to offset the assets. This requires assumptions regarding future profitability, which is inherently uncertain. To the extent assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognised in respect of deferred tax assets and consequential impact in the consolidated statement of profit and loss.

The total deferred tax assets recognised in these financial statement (refer note 34) includes MAT credit entitlements of ₹ 9,122 Crore (Previous year ₹ 10,321 Crore), of which ₹ 3,600 Crore is expected to be utilised in the fourteenth and the fifteenth year, the maximum permissible time period to utilise the MAT credits.

Additionally, the Group has tax receivables on account of refund arising on account of past amalgamation and relating to various tax disputes. The recoverability of these receivables involve application of judgement as to the ultimate outcome of the tax assessment and litigations. This pertains to the application of the legislation, which in certain cases is based upon management’s interpretation of country specific tax law, in particular India, and the likelihood of settlement. Management uses in-house and external legal professionals to make informed decision.

(vii)	Copper operations India

In an appeal filed by the Group against the closure order of the Tuticorin Copper smelter by Tamil Nadu Pollution Control Board (“TNPCB”), the appellate authority National Green Tribunal (“NGT”) passed an interim order on May 31, 2013 allowing the copper smelter to recommence operations and appointed an Expert Committee to submit a report on the plant operations. Post the interim order, the plant recommenced operations on June 23, 2013. Based on Expert Committee’s report on the operations of the plant stating that the plant’s emission were within prescribed standards and based on this report, NGT ruled on August 08, 2013 that the Copper smelter could continue its operations and recommendations made by the Expert Committee be implemented in a time bound manner. The Group has implemented all of the recommendations. TNPCB has filed an appeal against the order of the NGT before the Supreme Court of India.

414  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

In the meanwhile, the application for renewal of Consent to Operate (CTO) for existing copper smelter, required as per procedure established by law was rejected by TNPCB in April 2018. Vedanta Limited has filed an appeal before the TNPCB Appellate Authority challenging the Rejection Order. During the pendency of the appeal, there were protests by a section of local community raising environmental concerns and TNPCB vide its order dated May 23, 2018 ordered closure of existing copper smelter plant with immediate effect. Further, the Government of Tamil Nadu, issued orders dated May 28, 2018 with a direction to seal the existing copper smelter plant permanently. The Company believes these actions were not taken in accordance with the procedure prescribed under applicable laws. Subsequently, the Directorate of Industrial Safety and Health passed orders dated May 30, 2018, directing the immediate suspension and revocation of the Factory License and the Registration Certificate for the existing smelter plant.

The Company has appealed this before the National Green Tribunal (NGT). NGT vide its order on December 15, 2018 has set aside the impugned orders and directed the TNPCB to pass fresh orders for renewal of consent and authorisation to handle hazardous substances, subject to appropriate conditions for protection of environment in accordance with law.

The State of Tamil Nadu and TNPCB approached Supreme Court in Civil Appeals on January 02, 2019 challenging the judgement of NGT dated December 15, 2018 and the previously passed judgement of NGT dated August 08, 2013. The Supreme Court vide its judgement dated February 18, 2019 set aside the judgements of NGT dated December 15, 2018 and August 08, 2013 on the basis of maintainability alone and directed the Company to file an appeal in High court.

The Company has filed a writ petition before Madras High Court challenging the various orders passed against the Company in 2018 and 2013. Continuous hearings were conducted from June 2019 to January 2020. Rejoinder and sur-rejoinder arguments on behalf of all the parties concluded on January 08, 2020 and the orders have been reserved for Judgement.

Further, in October 2019, the Company has filed a writ petition in Madras High court for allowing access to plant to undertake essential care and maintenance as due to lack of care and maintenance in the last 18 months, several structures such as pipelines, cable trays etc. are in corroded state and likely to get damaged. Management believes that assessment of physical damage, if any, can be carried out once it gets access to the plant. However, the same is not expected to be material.

As per the Company’s assessment, it is in compliance with the applicable regulations and expects to get the necessary approvals in relation to the existing operations.

The Company has carried out an impairment analysis for existing plant assets during the year ended March 31, 2020 considering the key variables and concluded that there exists no impairment. The Company has done an additional sensitivity analysis with commencement of operations of the existing plant in FY 2022-23 and noted that the recoverable amount of the assets would still be in excess of their carrying values.

The carrying value of the assets as at March 31, 2020 is ₹ 2,328 Crore.

Expansion Plant:

Separately, the Company has filed a fresh application for renewal of the Environmental Clearance for the proposed Copper Smelter Plant 2 (Expansion Project) dated March 12, 2018 before the Expert Appraisal Committee of the MoEF wherein a sub-committee was directed to visit the Expansion Project site prior to prescribing the Terms of Reference.

In the meantime, the Madurai Bench of the High Court of Madras in a Public Interest Litigation held vide its order dated May 23, 2018 that the application for renewal of the Environmental Clearance for the Expansion Project shall be processed after a mandatory public hearing and in the interim, ordered the Company to cease construction and all other activities on site for the proposed Expansion Project with immediate effect. The Ministry of Environment and Forests (MoEF) has delisted the expansion project since the matter is sub-judice. Separately, SIPCOT vide its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted for the proposed Expansion Project. Further the TNPCB issued orders on June 07, 2018 directing the withdrawal of the Consent to Establish (CTE) which was valid till March 31, 2023.

The Company has approached Madras High Court by way of writ petition challenging the cancellation of lease deeds by SIPCOT pursuant to which an interim stay has been granted. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB, the matter is pending for adjudication.

Impairment recognised during the year

For the expansion plant, the project activities are on halt since May 2018. Further, the project EC for the expansion plant got expired on December 31, 2018 and fresh application is filed before the competent authority, however, the process will start only after reopening of the existing plant and after obtaining all statutory approvals, the timing of which is uncertain.

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CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Keeping in view the above factors and the fact that value in use cannot be reasonably ascertained, the Company has carried out recoverability assessment of the items of property, plant and equipment, capital work in progress (CWIP) and capital advances. Based on the realisable value estimate of ₹ 288 Crore, the Company has recognised an impairment of ₹ 669 Crore (comprising of CWIP balances of ₹ 435 Crore, capital advances of ₹ 196 Crore and other assets of ₹ 38 Crore) during the year.

Property, plant and equipment of ₹ 1,473 Crore and inventories of ₹ 517 Crore, pertaining to existing and expansion plant, could not be physically verified, anytime during the year, as the access to the plant is presently restricted. However, since operations are suspended and access to the plant restricted, any difference between book and physical quantities is unlikely to be material.

(viii)	PSC Extension

Rajasthan Block

On October 26, 2018, the Government of India (GoI), acting through the Directorate General of Hydrocarbons (DGH) granted its approval for a ten-year extension of the Production Sharing Contract (PSC) for the Rajasthan Block (RJ), with effect from May 15, 2020 subject to certain conditions. The GoI had granted the extension under the Pre-NELP Extension Policy, the applicability whereof to PSC for Rajasthan Block is sub-judice and pending before the Hon’ble Delhi High Court. The key conditions stated by DGH and the Group’s position is detailed below:

a) Submission of Audited Accounts and End of year statement:

The Company and one of the joint operation partners have divergent views on the cost oil entitlement and therefore the End of Year statement for the year ended March 31, 2018 & March 31, 2019 and the Investment Multiple as at March 31, 2018 and as at March 31, 2019 could not be finalised. Consequentially, profit petroleum pertaining to the said Block for the year ended March 31, 2019 and March 31, 2020 and applicable Investment Multiple calculated based on management’s cost oil computation (resulting into Government’s share of profit petroleum @ 40% for DA-1 & DA-2 and @20% for DA-3 for FY 2019 & FY 2020), remains provisional. The computation is after considering relevant independent legal advice. Pending alignment with joint operation partner, the End of Year Statement for FY 2017-18 and FY 2018-19 as per Operator’s calculations have been submitted to DGH and the joint operation partner, during the relevant financial year.

Above condition for submission of audited accounts and End of Year Statement for adoption by Management Committee of the Block has been delinked by DGH vide letter dated December 03, 2019 as a pre-condition to PSC extension.

b) Profit Petroleum:

DGH, in May 2018, has raised a demand for the period up to March 31, 2017 for Government’s additional share of Profit oil based on its computation of disallowance of cost incurred over the initially approved Field Development Plan (FDP) of pipeline project for ₹ 1,508 Crore (US$ 202 million) and retrospective re-allocation of certain common costs between Development Areas (DAs) of Rajasthan Block aggregating to ₹ 2,723 Crore (US$ 364 million), representing share of the Company and its subsidiary. DGH vide it’s letter dated May 12, 2020, reiterated its demand only with respect to the retrospective re-allocation of certain common costs between Development Areas (DA’S) of Rajasthan block of ₹ 2,723 Crore (US$ 364 million) for the period upto March 31, 2017.

Subsequently, the Company in January 2020 received notifications from DGH on audit exceptions arising out of its audit for the FY 2017-18, which comprises of the consequential effects on profit oil due to the aforesaid matters and certain new matters on cost allowability plus interest aggregating to ₹ 4,828 Crore (US$ 645 million), representing share of the Company and its subsidiary, which have been suitably responded to by the Company.

The Company believes that it has sufficient as well as reasonable basis (pursuant to PSC provisions & approvals), supported by legal advice, for having claimed such costs and for allocating common costs between different DAs. In the Company’s opinion, these computations of the aforesaid demand / audit exceptions are not appropriate and the accounting adjustments sought for issues pertaining to Year 2007 and onwards are based on assumptions that are not in consonance with the approvals already in place. The Company’s view is also supported by independent legal opinion and the Company has been following the process set out in PSC to resolve these aforesaid matters. Thus, the Company sought for appointment of a sole expert for opining on the audit exceptions by a letter dated November 14, 2019 and thereafter on May 14, 2020, Company has issued a notice of Arbitration proceeding on the above matters and is confident of resolution of matters in its favor.

Further to above stated letter from GoI on October 26, 2018, in view of pending non-finalisation of the Addendum to PSC, the extraordinary situation prevailing on account of COVID-19 and non-finalisation of issues including the aforesaid DGH demand, the GoI granted, vide letter dated May 14, 2020, permission to the Group to continue petroleum operations in RJ-ON-90/I block, till the execution of the Addendum to PSC or for a period of three months from May 15, 2020, whichever is earlier.

416  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

In our view, above mentioned condition linked to PSC extension is untenable and has not resulted in creation of any liability and cannot be a ground for non-extension. In addition, all necessary procedures prescribed in the PSC including invocation of arbitration, in respect of the stated audit observation have also been fulfilled. Accordingly, in our view, the PSC extension approval granted vide DGH letter dated October 26, 2018 upholds with all conditions addressed and no material liability would devolve upon the Group.

Ravva Block

The Government of India (GoI) has granted its approval for a ten-year extension of PSC for Ravva Block with effect from October 28, 2019, in terms of the provision of the “Policy on the Grant of the extension to Production Sharing Contract Signed by Government awarding small, medium-sized and discovered field to private joint ventures” dated March 28, 2016. The PSC addendum recording this extension has been executed by all parties.

The Ravva Extension Policy, amongst others, provides for an increased share of profit petroleum of 10% for the GoI during the extended term of the Ravva PSC and payment of royalty and cess as per prevailing rate in accordance with the PNG Rules, 1959 and OIDB Act. Under the Ravva PSC, –the Company’s oil and gas business is entitled to recover 100% of cost of production and development from crude oil and natural gas sales before any profit is allocated among the parties. Cost recovery for exploration cost during extension period shall be governed as per the provision of Office Memorandum 2013, 2019 issued by MoPNG on exploration in mining lease area post expiry of the exploration period.

(ix)	Impact of Taxation Laws (Amendment) Act, 2019

Pursuant to the introduction of Section 115BAA of the Indian Income Tax Act, 1961 which is effective April 01, 2019, companies in India have the option to pay corporate income tax at the rate of 22% plus applicable surcharge and cess as against the earlier rate of 30% plus applicable surcharge and cess, subject to certain conditions like, the company has to forego all benefits like tax holidays, brought forward losses generated through tax incentives/additional depreciation and outstanding MAT credit. Considering all the provisions under Section 115BAA and based on the expected timing of exercising of the option under Section 115BAA, the Group has re-measured its deferred tax balances leading to a deferred tax credit of ₹ 1,774 Crore on deferred tax balances as at March 31, 2019 being recognised during the financial year. This computation required assessment of assumptions regarding future profitability, which is inherently uncertain. To the extent assumptions regarding future profitability change, there can be increase or decrease in the amounts recognised.

(x)	Flue-gas desulfurisation (FGD) implementation:

Ministry of Environment, Forest and Climate Change (MOEF&CC) has revised emission norms for coal- based power plants in India. Accordingly, both captive and independent coal-based power plants in India are required to comply with these revised norms for reduction of sulphur oxide (SOx) emissions for which the current plant infrastructure is to be modified or new equipment’s have to be installed. Timelines for compliance to the revised norm for various plants in the Group range from December 2019 to March 2022. Different power plants are at different stages of the implementation process. However, it is unlikely that the implementation would be completed by the stipulated date.

TSPL for which the last date of compliance was December 31, 2019, has issued Letter of Intent (LOI) to the successful bidder and continues to operate the plant in absence of any directions from Central Pollution Control Board (CPCB) or MOEF&CC. TSPL is confident that authorities would take considerate stand in view of stringent timelines and earnest efforts taken by the plant to meet the environmental norms. TSPL has received show cause notice from Punjab Pollution Control Board (PPCB), which was favourably disposed of by PPCB with a recommendation to CPCB for extension of timeline. Subsequently, a show cause notice has been issued by CPCB to TSPL and other power plants which were required to meet December 31, 2019 deadline. CPCB vide notice dated May 20, 2020 published on its website, has imposed penalty of ₹ 18 Lacs per month per non-compliant unit and any further directions based on the periodic review of compliance status.

Similarly, other power plants of the Group in India are required to comply with the revised norms in the coming year(s). Group’s respective operations have been engaging with the concerned authorities to extend the timeline for compliance. In the event, the request for extension of timeline is not accepted, this could lead to levy of some penalties, the impact of which is not likely to be material.

(xi)

Electrosteel Steels Limited had filed application for renewal of Consent to Operate (‘CTO’) on August 24, 2017 for the period of five years which was denied by Jharkhand State Pollution Control Board (‘JSPCB’) on August 23, 2018. Hon’ble High Court of Jharkhand has granted stay on August 25, 2018 against said order of denial of CTO by JSPCB and the stay has been extended by the Court to allow the operations till next date of hearing, which is now fixed on June 19, 2020. Hon’ble High Court has also extended stay against order of Ministry of Environment, Forest and Climate Change (MOEF&CC) dated September 20, 2018 in respect of revocation of environmental clearance (EC) till next date of hearing on June 19, 2020. In December 2019, ESL has been granted the stage I forest clearance by MOEF&CC. The company is working out appropriate solution to secure the revised EC in due course and does not expect a material liability in this regard.

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CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

(xii)	Assessment of impairment at Avanstrate Inc (ASI)

Significant changes in the market and economic environment in which ASI operates has led to decrease in demand and profitability in the glass substrate business. Accordingly, the Group had assessed the recoverable value of all its assets and liabilities which led to a non-cash impairment charge during the year ended March 31, 2020 (refer note 33).

The impairment assessments are based on a range of estimates and assumptions, including:

Estimates/ assumption	Basis
Future sales volume	Existing customer relationships, unperformed contracts and expected wins

Commodity prices	Management’s best estimate

Discount rates	Cost of capital risk-adjusted for the risk specific to the asset/ CGU

The projections of future sales volume are based on the existing customer relationships, unperformed contracts and revenue from contracts with new customers which are in the advanced stage of discussions or are probable wins based on management judgement. Any subsequent changes to cash flows due to changes in the above-mentioned factors could impact the carrying value of the assets.

(xiii)	Assessment of impairment of assets at Aluminium division

Considering lower sales realisation, an impairment trigger has been identified in the aluminium division of the Company. The impairment assessments are based on a range of estimates and assumptions, including:

Estimates/ assumptions	Basis
Future production	Proved and probable reserves, production facilities, resource estimates and expansion projects

Commodity prices	management’s best estimate benchmarked with external sources of information, to ensure they are within the range of available analyst forecast

Discount rates	cost of capital risk-adjusted for the risk specific to the asset/CGU

The Group has carried out an impairment analysis, based on value in use approach, considering the key variables and concluded that there exists no impairment. The Group has carried out sensitivity analysis on key assumptions including commodity price, discount rate and delay in expansion of refinery. Based on sensitivity analysis, the recoverable amount is still expected to exceed the carrying value as at March 31, 2020 of ₹ 36,992 Crore.

(xiv)	Going Concern

Considering the uncertainties caused due to Covid-19, the Group prepared its cash flow forecasts under various scenarios and has performed additional sensitivities on certain key assumptions. Based on such an analysis and assessment of its ability to raise additional capital, the Group continues to prepare its financial statements on a going concern basis.

(B)	Significant judgements

(i)	Determining whether an arrangement contains a lease:

The Group has ascertained that the Power Purchase Agreement (PPA) entered into between one of the subsidiaries and a State grid qualifies to be an operating lease under Ind AS 116 “Leases”. Accordingly, the consideration receivable under the PPA relating to recovery of capacity charges towards capital cost have been recognised as operating lease rentals and in respect of variable cost that includes fuel costs, operations and maintenance, etc. is considered as revenue from sale of products/services.

Significant judgement is required in segregating the capacity charges due from the State grid, between fixed and contingent payments. The Group has determined that since the capacity charges under the PPA are based on the number of units of electricity made available by its Subsidiary which would be subject to variation on account of various factors like availability of coal and water for the plant, there are no fixed minimum payments under the PPA, which requires it to be accounted for on a straight line basis. The contingent rents recognised are disclosed in Note 25(A).

(ii)	Contingencies

In the normal course of business, contingent liabilities may arise from litigation, taxation and other claims against the Group. A provision is recognised when the Group has a present obligation as a result of past events and it is probable that the Group will be required to settle that obligation.

Where it is management’s assessment that the outcome cannot be reliably quantified or is uncertain, the claims are disclosed as contingent liabilities unless the likelihood of an adverse outcome is remote. Such liabilities are disclosed in the notes but are not provided for in the financial statements.

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CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

When considering the classification of legal or tax cases as probable, possible or remote, there is judgement involved. This pertains to the application of the legislation, which in certain cases is based upon management’s interpretation of country specific applicable law, in particular India, and the likelihood of settlement. Management uses in-house and external legal professionals to make informed decision. Although there can be no assurance regarding the final outcome of the legal proceedings, the Group does not expect them to have a materially adverse impact on the Group’s financial position or profitability. These are set out in note 37.

(iii)	Revenue recognition and receivable recovery in relation to the power division

In certain cases, the Group’s power customers are disputing various contractual provisions of Power Purchase Agreements (PPA). Significant judgement is required in both assessing the tariff to be charged under the PPA in accordance with Ind AS 115 and to assess the recoverability of withheld revenue currently accounted for as receivables.

In assessing this critical judgement, management considered favourable external legal opinions the Group has obtained in relation to the claims. In addition, the fact that the contracts are with government owned companies implies the credit risk is low [refer note 8(c)].

(iv)	Exceptional Items

Exceptional items are those items that management considers, by virtue of their size or incidence (including but not limited to impairment charges and acquisition and restructuring related costs), should be disclosed separately to ensure that the financial information allows an understanding of the underlying performance of the business in the year, so as to facilitate comparison with prior periods. Also tax charges related to exceptional items and certain one-time tax effects are considered exceptional. Such items are material by nature or amount to the year’s result and require separate disclosure in accordance with Ind AS.

The determination as to which items should be disclosed separately requires a degree of judgement. The details of exceptional items are set out in note 33.

4	BUSINESS COMBINATION AND OTHERS

a)	Ferro Alloys Corporation Limited - Business Combination (proposed)

Pursuant to the order dated January 30, 2020 of the National Company Law Tribunal (NCLT), Vedanta Limited is implementing the approved Resolution Plan for acquisition of Ferro Alloys Corporation Limited (“FACOR”) which was under liquidation as per the Insolvency and Bankruptcy Code 2016 (including all amendments for the time being in force). The closing of the transaction requires certain substantive actions to be taken whereupon the transaction would qualify for accounting under Ind AS 103 Business Combinations.

FACOR is a company in the business of producing Ferro Alloys and owns a Ferro Chrome plant with capacity of 72,000 TPA, two operational Chrome mines and 100 MW of Captive Power Plant through its subsidiary, FACOR Power Limited (FPL). The consideration payable for the acquisition of FACOR on debt and cash free basis under the approved Resolution Plan is ₹ 10 Crore as well as equivalent of cash balance in FPL as upfront payment and zero coupon, secured and unlisted Non-Convertible Debentures of aggregate face value of ₹ 270 Crore to the Financial Creditors payable equally over 4 years commencing March 2021.

b)	Acquisition of Global coke plant

On July 28, 2019, the Company acquired Sindhudurg plant of Global Coke Limited which was under liquidation as per the Insolvency and Bankruptcy Code 2016 (including all amendments for the time being in force) for a cash consideration of ₹ 33 Crore. The assets acquired mainly included Land, Building and Plant & Machinery of similar value as the cash consideration. The acquisition complements backward integration opportunity for the Company’s existing pig iron division and also increase Company’s footprint in met coke market in south western part of India. Detailed disclosure of fair value of the identifiable assets and liabilities of Sindhudurg plant has not been provided as the same is not material.

Acquisition costs related to the same were not material.

c)	Electrosteel Steels Limited - Business Combination

During the previous year ended March 31, 2019, the Group, through its subsidiary Vedanta Star Limited (VSL) acquired control over Electrosteel Steels Limited (ESL). Based on completion of the closing conditions, the Group concluded the acquisition date as June 04, 2018. ESL has been included in “Others” segment. If ESL had been acquired at the beginning of the comparative period, revenue and profit before taxation of the Group for the year ended March 31, 2019 would have been ₹ 91,559 Crore and ₹ 13,540 Crore respectively.

Further, during the current year, Hon’ble National Company Law Tribunal, Kolkata Bench vide its Order dated January 31, 2020 approved the Scheme of Amalgamation of VSL with its subsidiary ESL. Post the amalgamation becoming effective on March 25, 2020, the Company directly holds 95.49% in ESL.

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CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

d)	Acquisition of new hydrocarbon blocks

In August, 2018, Vedanta Limited was awarded 41 hydrocarbon blocks out of 55 blocks auctioned under the Open Acreage Licensing Policy (OALP) by Government of India (GOI). The blocks awarded to Vedanta Limited comprise of 33 onshore and 8 offshore blocks. Vedanta Limited will share a specified proportion of the net revenue from each block with GOI and has entered into 41 separate revenue sharing contracts (RSC) on October 01, 2018.

The bid cost of ₹ 4,122 Crore represents Vedanta Limited’s total committed capital expenditure on the blocks for the committed work programs during the exploration phase. Vedanta Limited has provided bank guarantees for minimum work programme commitments amounting to ₹ 2,268 Crore for the 41 exploration blocks. These have been disclosed in note 37.

In March 2019, the Company has been awarded 2 Contract Areas out of total 25 Contract Areas auctioned under Round II of the Discovered Small Field Policy (DSF) by Government of India (GOI). Both the Contract Areas awarded are onland fields. The Group will share a specified proportion of the revenue from each block with GOI and has entered into 2 separate Revenue Sharing Contracts (RSC) on March 07, 2019. There is no commitment for minimum work programme in these blocks.

In July 2019, the Company has been awarded 10 hydrocarbon blocks out of 32 blocks awarded under round II & III of Open Acreage Licensing Policy (OALP) by Government of India (GoI). The blocks awarded to the Group comprise of 7 onshore and 3 offshore blocks. To effect the transaction, the Company has entered into revenue sharing contracts (“RSCs”) with the GoI on July 16, 2019. The bid cost of ₹ 1,761 Crore represents the Group’s estimated cost of committed work program in the blocks during the initial exploration phase. The Company has provided bank guarantees for minimum work programme commitments amounting to ₹ 512 Crore for the 10 exploration blocks.

5	SEGMENT INFORMATION

A)	Description of segment and principal activities

The Group is a diversified natural resource group engaged in exploring, extracting and processing minerals and oil and gas. The Group produces zinc, lead, silver, copper, aluminium, iron ore, oil and gas and commercial power and has a presence across India, South Africa, Namibia, U.A.E, Ireland, Australia, Japan, South Korea, Taiwan and Liberia. The Group is also in the business of port operations and manufacturing of glass substrate and steel. The Group has seven reportable segments: copper, aluminium, iron ore, power, Zinc India (comprises of zinc and lead India), Zinc international, oil and gas and others. The management of the Group is organised by its main products: copper, Zinc (comprises of zinc and lead India, silver India and zinc international), aluminium, iron ore, oil and gas, power and others. Each of the reportable segments derives its revenues from these main products and hence these have been identified as reportable segments by the Group’s chief operating decision maker (“CODM”).

Segment Revenue, Results, Assets and Liabilities include the respective amounts identifiable to each of the segments and amount allocated on a reasonable basis. Unallocated expenditure consist of common expenditure incurred for all the segments and expenses incurred at corporate level. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and unallocated liabilities respectively.

The accounting policies of the reportable segments are the same as the Group’s accounting policies described in Note 3. The operating segments reported are the segments of the Group for which separate financial information is available. Earnings before interest, depreciation and amortisation and tax (EBITDA) are evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Group’s financing (including finance costs and finance income) and income taxes are reviewed on an overall basis and are not allocated to operating segments.

Pricing between operating segments are on an arm’s length basis in a manner similar to transactions with third parties except from power segment sales amounting to Nil and ₹ 67 Crore, which is at cost, for the year ended March 31, 2020 and March 31, 2019 respectively.

The following table presents revenue and profit information and certain assets and liabilities information regarding the Group’s business segments as at and for the year ended March 31, 2020 and March 31, 2019 respectively.

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CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

For the year ended March 31, 2020

										(₹ in Crore)
	Business Segments
Particulars	Zinc India	Zinc International	Oil & Gas	Aluminium	Copper	Iron Ore	Power	Others	Eliminations	Total
Revenue
External revenue	18,159	3,128	12,661	26,544	9,053	3,450	5,860	4,690	—	83,545
Inter segment revenue	—	—	—	33	—	13	—	92	(138)	—

Segment revenue	18,159	3,128	12,661	26,577	9,053	3,463	5,860	4,782	(138)	83,545
Results
EBITDA*	8,714	380	7,271	1,998	(300)	878	1,649	471	—	21,061
Depreciation, depletion and amortisation	2,367	633	2,714	1,896	214	109	687	473	—	9,093
Other income **	101	—	—	73	5	8	17	1	—	205

Segment Results	6,448	(253)	4,557	175	(509)	777	979	(1)	—	12,173
Less: Unallocated expenses										(307)
Less: Finance costs										4,977
Add: Other income (excluding exchange difference and those included in segment results)										2,238
Add: Net exceptional loss										(17,386)
Net profit/(loss) before tax										(8,259)
Other information
Segment assets	21,989	5,175	15,474	55,876	6,867	2,738	18,712	8,087	—	1,34,918
Financial Assets										24,753
investments
Deferred tax Assets										6,889
Income tax Assets										2,652
Cash and bank balances (Including restricted cash and bank balances)										13,256
Others										1,154

Total assets										1,83,622

Segment liabilities	5,996	1,226	10,206	20,811	4,599	1,268	1,942	1,574	—	47,622
Deferred tax liabilities										2,885
Borrowing										59,187
Income tax liabilities (net of payments)										188
Others										1,993

Total liabilities										1,11,875

Capital expenditure***	4,220	721	4,610	1,406	61	105	66	238	—	11,430

Impairment reversal/(charge) - net / provision	—	—	(15,907)	—	(669)	—	—	(504)	—	(17,080)

*	EBITDA is a non-GAAP measure
**	Amortisation of duty benefits relating to assets recognised as government grant.
***	Total of capital expenditure includes capital expenditure of ₹ 3 Crore which is not allocable to any segment. It also includes acquisition through business combination.

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CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

For the year ended March 31, 2019

	(₹ in Crore)
	Business Segments
Particulars	Zinc India	Zinc International	Oil & Gas	Aluminium	Copper	Iron Ore	Power	Others	Eliminations	Total
Revenue
External revenue	20,656	2,738	13,223	29,208	10,739	2,903	6,456	4,978	—	90,901
Inter segment revenue	—	—	—	21	—	8	68	45	(142)	—

Segment revenue	20,656	2,738	13,223	29,229	10,739	2,911	6,524	5,023	(142)	90,901
Results
EBITDA*	10,600	698	7,656	2,202	(235)	584	1,527	980	—	24,012
Depreciation, depletion and amortisation	1,959	429	2,492	1,874	209	118	712	399	—	8,192
Other income **	78	—	—	71	6	8	17	3	—	183

Segment Results	8,719	269	5,164	399	(438)	474	832	584	—	16,003
Less: Unallocated expenses										(509)
Less: Finance costs										5,689
Add: Other income (excluding exchange difference and those included in segment results)										3,435
Add: Net exceptional loss										320
Net profit/(loss) before tax										13,560
Other information
Segment assets	19,884	6,034	28,519	58,422	8,347	3,122	19,573	8,844	—	1,52,745
Financial Assets investments										33,065
Deferred tax Assets										3,475
Income tax Assets										3,492
Cash and bank balances (Including restricted cash and bank balances)										8,392
Others										874

Total assets										2,02,043

Segment liabilities	6,155	1,361	9,851	23,062	4,163	1,367	2,045	1,463	—	49,467
Deferred tax liabilities										4,484
Borrowing										66,226
Income tax liabilities (net of payments)										409
Others										3,933

Total liabilities										1,24,519

Capital expenditure***	3,883	1,575	3,876	1,552	304	36	60	5,191	—	16,490

Impairment reversal/(charge) - net / provision	—	—	261	—	—	—	—	—	—	261

*	EBITDA is a non-GAAP measure
**	Amortisation of duty benefits relating to assets recognised as government grant.
***	Total of capital expenditure includes capital expenditure of ₹ 3 Crore which is not allocable to any segment. It also includes acquisition through business combination.

422  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

B)	Geographical segment analysis

The following table provides an analysis of the Group’s sales by region in which the customer is located, irrespective of the origin of the goods.

		(₹ in Crore)
Geographical Segments	Year ended March 31, 2020	Year ended March 31, 2019
Revenue by geographical segment
India	54,226	59,160
China	2,694	3,787
UAE	820	1,015
Malaysia	7,648	4,866
Others	18,157	22,073

Total	83,545	90,901

The following is an analysis of the carrying amount of non-current assets, excluding deferred tax assets and financial assets, analysed by the geographical area in which the assets are located:

		(₹ in Crore)
Geographical Segments	Year ended March 31, 2020	Year ended March 31, 2019
Carrying amount of non-current assets
India	1,06,844	1,21,676
South Africa	3,723	4,186
Namibia	750	995
Taiwan	1,162	1,220
Others	985	981

Total	1,13,464	1,29,058

C)	Information about major customers

No single customer has accounted for more than 10% of the Group’s revenue for the years ended March 31, 2020 and March 31, 2019.

D)	Disaggregation of revenue

Below table summarises the disaggregated revenue from contracts with customers

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Oil	10,906	12,643
Gas	795	527
Zinc Metal	15,756	17,205
Lead Metal	3,470	3,757
Silver Metals and bars	2,476	2,583
Iron Ore	1,482	691
Metallurgical coke	55	53
Pig Iron	2,239	2,061
Copper products	7,349	9,293
Aluminium products	25,429	28,073
Power	4,406	4,784
Steel products	3,785	4,186
Others	3,748	4,219
Revenue from contracts with customers*	81,896	90,075
Revenue from contingent rents	1,673	1,672
(Loss) on provisionally priced contracts under Ind AS 109	(1,300)	(846)
JV partner’s share of the exploration costs approved under the OM(Refer note 25A)	1,276	—

Total Revenue	83,545	90,901

*	includes revenues from sale of services aggregating to ₹ 216 Crore ( March 31, 2019: ₹ 220 Crore) which is recorded over a period of time and the balance revenue is recognised at a point in time.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  423

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

6.	PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE ASSETS, CAPITAL WORK-IN-PROGRESS AND EXPLORATION INTANGIBLE ASSETS UNDER DEVELOPMENT

													(₹ in Crore)
Particulars	Freehold land	Buildings	Plant and equipment	Mining property	Oil & gas producing facilities	Furniture and fixtures	Vehicles	Office equipment	Right of use assets	Total	Capital work-in- progress (CWIP)	Exploration intangible assets under development	Total including capital work-in- progress and Exploration intangible assets under development
Property, Plant & equipment
Gross Block
As at April 01, 2018	2,156	12,543	90,752	10,034	46,715	336	126	722	—	1,63,384	17,639	62,083	2,43,106
Additions	39	484	2,248	1,147	249	18	20	109	—	4,314	7,061	500	11,875
Transfers/ Reclassifications	11	399	3,881	2,073	32,867	20	236	8	—	39,495	19,673	(59,169)	(1)
Acquisition through business combination (Refernote 4(c))	332	559	3,490	—	—	4	—	3	—	4,388	457	—	4,845
Disposals/ Adjustments	—	(16)	(934)	(53)	—	(3)	(14)	(25)	—	(1,045)	(58)	—	(1,103)
Unsuccessful Exploration cost (Refer note 32)	—	—	—	—	—	—	—	—	—	—	—	(50)	(50)
Exchange differences	20	61	416	(464)	2,603	9	(9)	14	—	2,650	(277)	4,542	6,915

As at March 31, 2019	2,558	14,030	99,853	12,737	82,434	384	359	831	—	2,13,186	44,495	7,906	2,65,587

ROU Assets as at April 01, 2019	—	—	(16)	—	—	—	—	—	577	561	—	—	561
Additions	10	357	2,335	1,491	186	12	41	123	1,021	5,576	5,800	509	11,885
Acquisition through business combination (Refernote 4(b))	12	7	14	—	—	—	—	—	—	33	—	—	33
Transfers/ Reclassifications [n]	(330)	61	1,545	693	1,400	2	26	10	—	3,407	(3,812)	18	(387)
Disposals/ Adjustments	—	(6)	(724)	(126)	(14)	(4)	(22)	(8)	(224)	(1,128)	(3)	(84)	(1,215)
Unsuccessful Exploration cost (Refer note 32)	—	—	—	—	—	—	—	—	—	—	—	(3)	(3)
Exchange differences	28	175	773	(526)	6,812	16	(10)	18	46	7,332	2,588	663	10,583

As at March 31, 2020	2,278	14,624	1,03,780	14,269	90,818	410	394	974	1,420	2,28,967	49,068	9,009	2,87,044

Accumulated depreciation, depletion, amortisation and impairment
As at April 01, 2018	284	4,837	27,714	5,477	44,891	222	36	593	—	84,054	1,499	46,168	1,31,721
Charge for the year	23	569	4,353	1,305	1,750	45	18	78	—	8,141	—	—	8,141
Disposals/ Adjustments	—	(15)	(668)	—	—	(2)	(9)	(24)	—	(718)	—	—	(718)
Impairment charge/(reversal) for the year (Refernote 33)	—	—	—	—	(261)	—	—	—	—	(261)	—	—	(261)
Transfers/ Reclassification	2	40	(65)	- 23,396		2	48	(28)	—	23,395	20,975	(44,371)	(1)
Exchange differences	13	82	474	(115)	2,588	6	(6)	18	—	3,060	(215)	3,386	6,231

As at March 31, 2019	322	5,513	31,808	6,667	72,364	273	87	637	—	1,17,671	22,259	5,183	1,45,113

ROU Assets as at April 01, 2019	—	—	(1)	—	—	—	—	—	1	—	—	—	—
Charge for the year	10	547	4,181	1,634	2,359	46	37	116	133	9,063	—	—	9,063
Disposals/ Adjustments	—	(1)	(407)	—	—	(3)	(16)	(7)	(28)	(462)	—	—	(462)
Impairment charge/(reversal) for the year (Refer note 33)	—	17	507	—	6,912	—	—	—	22	7,458	7,857	1,569	16,884
Transfers/ Reclassification	—	—	(6)	—	—	—	6	—	—	—	—	—	—
Exchange differences	21	166	805	(216)	6,406	14	(6)	20	5	7,215	2,115	509	9,839

As at March 31, 2020	353	6,242	36,887	8,085	88,041	330	108	766	133	1,40,945	32,231	7,261	1,80,437

Net Book Value/Carrying Amount
As at April 01, 2018	1,872	7,706	63,038	4,557	1,824	114	90	129	—	79,330	16,140	15,915	1,11,385
As at March 31, 2019	2,236	8,517	68,045	6,070	10,070	111	272	194	—	95,515	22,236	2,723	1,20,474

As at March 31, 2020	1,925	8,382	66,893	6,184	2,777	80	286	208	1,287	88,022	16,837	1,748	1,06,607

424  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Details of Right of use (ROU) Assets

	Land	Building	Plant and Equipment	Total
for the FY 2019-20
ROU asset as at April 01, 2019	311	239	26	576
Additions	302	40	679	1,021
Deductions	—	(196)	—	(196)
Depreciation	(51)	(42)	(40)	(133)
Impairment	(22)	—	—	(22)
Exchange difference	8	7	26	41

Net book value/ carrying amount as on March 31, 2020	548	48	691	1,287

Intangible Assets

(₹ in Crore)
	Software License	Right to use*	Mining Rights	Port concession rights (refer note k)	Brand & Technological know-how	Total
Gross Block
As at April 1, 2018	321	69	381	677	220	1,668
Additions	15	—	—	4	—	19
Transfers from Property, Plant and Equipment	1	—	—	—	—	1
Disposals/ Adjustments	(4)	—	—	(3)	—	(7)
Exchange differences	9	—	—	—	4	13

As at March 31, 2019	342	69	381	678	224	1,694

Additions	21	6	—	6	—	33
Transfers from Property, Plant and Equipment	1	37	—	—	—	38
Disposals/ Adjustments	—	—	—	(1)	—	(1)
Exchange differences	15	—	—	—	23	38

As at March 31, 2020	379	112	381	683	247	1,802

Accumulated amortisation and impairment
As at April 1, 2018	262	11	319	122	5	719
Charge for the year	35	3	5	24	22	89
Disposals/ Adjustments	(4)	—	—	(1)	—	(5)
Transfers from Property, Plant and Equipment	1	—	—	—	—	1
Exchange differences	8	—	—	—	(0)	8

As at March 31, 2019	302	14	324	145	27	812

Charge for the year	32	5	4	25	23	89
Disposals/ Adjustments	—	—	—	—	—	—
Transfers from Property, Plant and Equipment	—	—	—	—	—	—
Exchange differences	15	—	—	—	4	19

As at March 31, 2020	349	19	328	170	54	920

Net Book Value/Carrying amount
As at April 1, 2018	59	58	62	555	215	949
As at March 31, 2019	40	55	57	533	197	882

As at March 31, 2020	30	93	53	513	193	882

*	CSR Asset

a)	Plant and equipment include refineries, smelters, power plants, railway sidings, ships, aircrafts, river fleets and related facilities.

b)	During the year ended March 31, 2020, interest capitalised was ₹ 1,017 Crore (March 31, 2019: ₹ 834 Crore).

c)

Freehold land includes ₹ 293 Crore (March 31, 2019 ₹ 259 Crore), accumulated depreciation ₹ 254 Crore (March 31, 2019 ₹ 226 Crore), which is available for use during the lifetime of the Production Sharing Contract of the respective Oil and Gas blocks and title deed for the same is in the name of the licensee of the block.

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CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

d)	Certain property, plant and equipment are pledged as collateral against borrowings, the details related to which have been described in Note 19 on “Borrowings”.

e)

Freehold land includes 40 quarters at Bidhan Bagh Unit and 300.88 acres of land at Korba and Bidhan Bagh which have been occupied without authorisation for which Group is evaluating evacuation options and the Group has filed the civil suits for the same.

f)

The land transferred to BALCO by National Thermal Power Corporation Ltd. (NTPC) vide agreement dated June 20, 2002 comprising of 171.44 acres land for BALCO’s 270 MW captive power plant and it’s allied facilities and 34.74 acres land for staff quarters of the said captive power plant is yet to be registered in favour of BALCO due to non availability of title deeds from NTPC. The arbitration is pending between Balco and NTPC (presently in appeal before Delhi High Court), in which transfer of title deeds is also sub-judice and is posted for hearing on July 27, 2020.

g)

The Division Bench of the Hon’ble High Court of Chhattisgarh has vide its order dated February 25, 2010, upheld that BALCO is in legal possession of 1,804.67 acres of Government land. Subsequent to the said order, the State Government has decided to issue the lease deed in favour of BALCO after the issue of forest land is decided by the Hon’ble Supreme Court. In the proceedings before the Hon’ble Supreme Court, pursuant to public interest litigations filed, it has been alleged that land in possession of BALCO is being used in contravention of the Forest Conservation Act, 1980 even though the said land has been in its possession prior to the promulgation of the Forest Conservation Act, 1980 on which its Aluminium complex, allied facilities and township were constructed between 1971-76. The Central Empowered Committee of the Supreme Court has already recommended ex-post facto diversion of the forest land in possession of BALCO. BALCO has also filed two IA before the Supreme Court, 1st challenging the order of the Tehsildar Korba whereby he rejected BALCO’S applications for eviction of illegal encroachers on BALCO’S land on the ground that land matter is subjudice before the Supreme Court and the other application whereby BALCO has challenged the state government’s action for allotment of land to illegal encroachers under the Rajiv Ashray Yojna. No next date is there and the matter is to be listed in due course.

h)

Property, Plant and Equipment, Capital work-in-progress and exploration and evaluation assets net block includes share of jointly owned assets with the joint venture partners ₹ 11,154 Crore (March 31, 2019: ₹ 23,387 Crore). Due to the reasons mentioned in note 3(c)(A)(viii), in the previous year, the Group has recomputed its reserves till 2030 and has reclassified exploration costs of ₹ 8,126 Crore to property plant and equipment and ₹ 6,724 Crore to capital work-in-progress.

i)

In accordance with the exemption given under Ind AS 101, which has been exercised by the Group, a first time adopter can continue its previous GAAP policy for accounting for exchange differences arising from translation of long-term foreign currency monetary items recognised in the previous GAAP financial statements for the period ending immediately before the beginning of the first Ind AS financial reporting period i.e. April 01, 2016.

Accordingly, foreign currency exchange loss arising on translation/settlement of long-term foreign currency monetary items acquired before April 01, 2016 pertaining to the acquisition of a depreciable asset amounting to ₹ 65 Crore (March 31, 2019: ₹ 85 Crore) are adjusted to the cost of respective item of property, plant and equipment.

j)	Reconciliation of depreciation, depletion and amortisation expense

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Depreciation/Depletion/Amortisation expense on:
Property, Plant and equipment	9,063	8,141
Intangible assets	89	89
As per Property, Plant and Equipment and Intangibles schedule	9,152	8,230
Less: Depreciation capitalised	—	(10)
Less: Cost allocated to joint ventures	(59)	(28)

As per Consolidated Statement of Profit and Loss	9,093	8,192

k)

Vizag General Cargo Berth Private Limited (VGCB), a special purpose vehicle and wholly owned by the Company, was incorporated for the coal berth mechanisation and upgradation at Visakhapatnam port. The project was to be carried out on a design, build, finance, operate and transfer basis and the concession agreement between Visakhapatnam Port and VGCB was signed in 2010. Visakhapatnam Port has provided, in lieu of Royalty, an exclusive license to VGCB for designing, engineering, financing, constructing, equipping, operating, maintaining,

426  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

and transferring the project/project facilities and services. The concession period is 30 years from the date of the award of the concession. The capacity of upgraded berth is 10.18 mmtpa and that the Vishakhapatnam Port is entitled to receive 38.10% share of the gross revenue as royalty. VGCB is entitled to recover a tariff from the user(s) of the project facilities and services as per Tariff Authority for Major Project (TAMP) notification. The changes in tariff rates are linked to the variation in Wholesale Price Index (WPI) and would accordingly be adjusted as specified in the concession agreement every year. The ownership of all infrastructure assets, buildings, structures, berths, wharfs, equipment and other immovable and movable assets constructed, installed, located, created or provided by VGCB at the project site and/or in the port’s assets pursuant to concession agreement would be with VGCB until expiry of this concession agreement. The cost of any repair, replacement or restoration of the project facilities and services shall be borne by VGCB during the concession period. VGCB has to transfer all its rights, titles and interest in the project facilities and services free of cost to Visakhapatnam Port at the end of the concession period. The project is in commercial operations since 2013.

l)	Title deeds of freehold land of 264 acres relating to Electrosteel Steels Limited is not available with the Group. The Group is in the process of having the same regularised.

m)

As at March 31, 2020, TSPL’s assets consisting of land (including ROU land), building and plant and machinery having net carrying value of ₹ 397 Crore (March 31, 2019: ₹ 391 Crore), ₹ 200 Crore (March 31, 2019: ₹ 211 Crore) and ₹ 9,435 Crore (March 31, 2019: ₹ 9,861 Crore) respectively have been given on operating lease (refer note 3(c)(B)(i)).

n)

A parcel of land aggregating to ₹ 349 Crores relating to Iron Ore business has been reclassified during the year, due to existing litigation, to Financial Assets and later impaired (Refer note 33) and ₹ 38 Crore transferred to intangible assets from CWIP.

7.	FINANCIAL ASSETS: INVESTMENTS

A)	Non-Current Investments

			(₹ in Crore)
		As at March 31, 2020	As at March 31, 2019
(I)	Investments at fair value through other comprehensive income
	Investment in Equity Shares - Quoted
	Sterlite Technologies Limited - 47,64,295 shares of ₹ 2 each (including 60 shares held jointly with nominees)	30	104
	Investment in Equity Shares - unquoted
	Sterlite Power Transmission Limited - 9,52,859 equity shares of ₹ 2 each (including 12 shares held jointly with nominees)	11	11
	Other Investments	0	0
(II)	Investments at fair value through profit and loss
	Investment in structured instrument - Unquoted (Refer note 38)	—	4,772
	Investment in Bonds - Quoted - Infrastructure Leasing & Financial Services Limited (III) Investment in Equity Shares (fully paid)	50	—
	Associate Companies – unquoted
	Gaurav Overseas Private Limited - 3,23,000 equity shares of ₹ 10 each	0	0
	RoshSkor Township (Proprietary) Limited - 50 equity shares of NAD 1 each	4	4
	Joint ventures – Unquoted
	Rampia Coal Mines and Energy Private Limited - 2,72,29,539 equity shares of ₹ 1 each	3	3
	Madanpur South Coal Company Limited - 1,14,421 equity shares of ₹ 10 each	2	2
	Goa Maritime Private Limited: 5,000 equity shares of ₹ 10 each	0	0
	Rosh Pinah Health Care (Proprietary) Limited-69 equity shares of NAD 1 each	0	0
	Less: Impairment in the value of investment in joint ventures	(5)	(5)

	Total	95	4,891

a) Particulars	As at March 31, 2020	As at March 31, 2019
Aggregate amount of quoted investments, and market value thereof	80	104
Aggregate amount of unquoted investments	20	4,792
Aggregate amount of impairment in the value of investments	(5)	(5)

Total	95	4,891

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  427

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

B)	Current Investment

		(₹ in Crore)
particulars	As at March 31, 2020	As at March 31, 2019
Investments carried at fair value through profit and loss (fully paid)
Investment in mutual funds – quoted	5,149	7,782
Investment in mutual funds – unquoted	7,597	7,010
Investment in bonds – quoted[b]	11,911	13,276
Investment in India Grid trust – quoted[b]	1	106

Total	24,658	28,174

a) Particulars	As at March 31, 2020	As at March 31, 2019
Aggregate amount of quoted investments, and market value thereof	17,061	21,164
Aggregate amount of unquoted investments	7,597	7,010

Total	24,658	28,174

b)	Includes investment in related parties ₹ 101 Crore (March 31, 2019: ₹ 329 Crore). Refer note 38.

8.	FINANCIAL ASSETS - TRADE RECEIVABLES

						(₹ in Crore)
	As at March 31, 2020			As at March 31, 2019
Particulars	Non-current	Current	Total	Non-current	Current	Total
unsecured	3,658	2,720	6,378	4,219	4,020	8,239
Less: Provision for expected credit loss	(547)	(23)	(570)	(531)	(38)	(569)

Total	3,111	2,697	5,808	3,688	3,982	7,670

a)	The interest free credit period given to customer is up to 90 days. Also refer note 22C(d)

b)	For amount due and terms and conditions of related party receivables refer note 38.

c)

In July 2017, the Appellate Tribunal for Electricity dismissed the appeal filed by one of the Group’s subsidiaries, Talwandi Sabo Power Limited (TSPL) with respect to the interpretation of how the calorific value of coal and costs associated with it should be determined. However, APTEL had allowed payment of shunting and unloading charges. TSPL filed an appeal before the Honourable Supreme Court (SC), which by an order dated March 07, 2018 has decided the matter in favour of TSPL. PSPCL has not paid the due amount as per the direction of the Supreme court. Therefore, TSPL filed its contempt petition before the SC. On August 07, 2019, SC has passed order in the contempt petition in favour of TSPL and ordered PSPCL to pay the due amount in 8 weeks. PSPCL has paid ₹ 1,002 Crore during the current financial year. PSPCL has filed an application in Supreme Court on October 10, 2019 seeking direction to designate an appropriate authority for arriving at the final amount as per its order. On November 25, 2019 the application has been dismissed and SC directed PSPCL to pay the remaining amount within 12 weeks (i.e. by February 17, 2020). On February 13, 2020, PSPCL has filed a miscellaneous application seeking additional time for compliance of order dated November 25, 2019. TSPL has also filed a second contempt petition on November 13, 2019 in Supreme Court regarding the remaining amount receivable from PSCPL. PSPCL has filed counter affidavit in reply to the second contempt petition. TSPL has filed rejoinder to the counter affidavit on February 24, 2020 and the next date of hearing has been deferred due to the lockdown pursuant to Covid-19. The outstanding dues (included in trade receivables above) and interest receivable (included in Note 11) in relation to this dispute as at 31 March 2020 is ₹ 247 Crore (March 31, 2019: ₹ 1,135 Crore) and ₹ 139 Crore (March 31, 2019: NIL) respectively.

In another matter relating to assessment of whether there has been a change in law following the execution of the Power Purchase Agreement, the Appellate Tribunal for Electricity has dismissed the appeal in July 2017 filed by TSPL. TSPL filed an appeal before the Honourable Supreme Court to seek relief which is yet to be listed. The outstanding trade receivables in relation to this dispute and other matters is ₹ 1,298 Crore as at 31 March 2020

428  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

(31 March 2019: ₹ 1,065 Crore). The Group, based on external legal opinion and its own assessment of the merits of the case, remains confident that it is highly probable that the Supreme court will uphold TSPL’s appeal and has thus continued to treat these balances as recoverable.

Additionally, As at March 31, 2018, ₹ 767 Crore was outstanding on account of certain disputes relating to computation of tariffs and differential revenues recognised with respect to tariffs pending finalisation by the Odisha State Regulatory Commission. During FY 2018-19 the said disputes were settled and minuted. However, the customer has raised certain claims on the Company in respect of short supply of power for which a provision of ₹ 218 Crore has been made. Pending ratification of aforesaid minutes by Odisha Electricity Regulatory Commission (OERC) and adjudication on certain issues related to the claim, the customer has withheld ₹ 1,349 Crore, which the Company is confident of recovering. Hearing on the subject matter (PPA Amendment Case) has been completed in October 2019 and the order has been reserved.

d)	The total trade receivables as at April 01, 2018 were ₹ 5,316 Crore (net of provision for expected credit loss).

9.	FINANCIAL ASSETS - LOANS

						(₹ in Crore)
	As at March 31, 2020			As at March 31, 2019
Particulars	Non-current	Current	Total	Non-current	Current	Total
Unsecured, considered good
Loans to related parties	4	80	84	5	74	79
Loans to employees	1	5	6	1	8	9
Security Deposit	12	—	12	14	—	14

Total	17	85	102	20	82	102

10.	FINANCIAL ASSETS - OTHERS

						(₹ in Crore)
	As at March 31, 2020			As at March 31, 2019
particulars	Non-current	Current	Total	Non-current	Current	Total
Bank deposits [a,b]	754	—	754	23	—	23
Site Restoration asset [b]	617	—	617	546	—	546
unsecured, considered good
Receivables from related parties (Refer	—	115	115	—	47	47
note 38)
Security deposits	157	28	185	165	23	188
Others
Advance recoverable (oil and gas business)	—	1,371	1,371	—	2,166	2,166
Others [c]	995	892	1,887	349	246	595
unsecured, considered credit impaired
Security deposits	42	1	43	42	1	43
Balance with government authorities	—	2	2	—	18	18
Others [c,d]	444	477	921	—	415	415
Less: Provision for expected credit loss	(486)	(480)	(966)	(42)	(434)	(476)

Total	2,523	2,406	4,929	1,083	2,482	3,565

a)	Bank deposits includes fixed deposit with maturity more than twelve months of ₹ 25 Crore (March 31, 2019: ₹ 20 Crore) under lien with bank and margin money of ₹ 5 Crore (March 31, 2019: ₹ 2 Crore).
b)	Bank deposits and site restoration asset earns interest at fixed rate based on respective deposit rate.
c)	Others include claims receivables. It also includes advance profit petroleum of ₹ 322 Crore (March 31, 2019: ₹ 297 Crore) (Refer note 41(c)).
d)

A parcel of land amounting to ₹ 349 Crore relating to Iron Ore business has been reclassified during the year, due to existing litigation, from Property, plant and equipment and later provided for (Refer note 33).

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  429

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

11.	OTHER ASSETS

						(₹ in Crore)
	As at March 31, 2020			As at March 31, 2019
Particulars	Non-current	Current	Total	Non-current	Current	Total
Unsecured, considered good
Capital advances	1,230	—	1,230	2,132	—	2,132
Advances other than capital advances
Security deposits	0	—	0	0	—	0
Advances for supplies to related party	—	21	21	—	558	558
Advances for supplies	—	1,400	1,400	—	1,348	1,348
Others
Balance with government authorities [a]	553	976	1,529	521	739	1,260
Leasehold land prepayments [b]	—	—	—	431	14	445
Others [c]	1,547	741	2,288	1,134	796	1,930
Unsecured, considered doubtful
Capital advances [d]	208	—	208	12	—	12
Advance for supplies	—	48	48	—	48	48
Balance with government authorities	3	—	3	3	—	3
Others [c]	602	5	607	390	5	395
Less: Provision for doubtful advances	(813)	(53)	(866)	(405)	(53)	(458)

Total	3,330	3,138	6,468	4,218	3,455	7,673

(a)

Includes ₹ 58 Crore (March 31, 2019: ₹ 58 Crore), being Company’s share of gross amount of ₹ 86 crore (March 31, 2019: ₹ 86 Crore) paid under protest on account of Education Cess and Secondary Higher Education Cess for the year ended 2013-14.

b)

Represents prepayments in respect of land taken under operating leases, were being amortised equally over the period of the lease. The same has been accounted for as a ROU asset post adoption of Ind AS 116 in the current year.

c)	Others include claim receivables, advance recoverable (oil and gas business), prepaid expenses and export incentive receivables. This also includes amounts receivable from KCM (Refer note 33).
d)	During the year, an impairment charge of ₹ 196 Crore has been recognised relating to copper business (Refer note 33 (c)).

12.	INVENTORIES

		(₹ in Crore)
Particulars	As at March 31, 2020	As at March 31, 2019
Raw materials	2,013	3,860
Goods-in transit	1,010	1,732
Work-in-progress	3,319	2,481
Goods-in transit	4	46
Finished good	1,222	1,329
Goods-in transit	48	109
Fuel stock	1,386	1,080
Goods-in transit	352	652
Stores and spares	1,955	1,838
Goods-in transit	26	71

Total	11,335	13,198

(a)	Inventory held at net realisable value ₹ 2,358 Crore (March 31, 2019: ₹ 3,760 Crore) as at March 31, 2020.
b)	The write down of inventories amounting to ₹ 118 Crore (March 31, 2019: ₹ 172 Crore) has been charged to the consolidated statement of profit and loss during the year.
c)	For method of valuation for each class of inventories, refer Note 3(a)(L).

430  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

13.	CASH AND CASH EQUIVALENTS

		(₹ in Crore)
Particulars	As at March 31, 2020	As at March 31, 2019
Balances with banks	2,392	4,236
Bank deposits with original maturity of less than 3 months (including interest accrued thereon) [a,b]	2,725	3,052
Cash on Hand	0	1

Total	5,117	7,289

(a)	Bank deposits include restricted funds of ₹ 57 Crore (March 31, 2019: ₹ 60 Crore) held as collateral in respect of closure costs.
b)	Bank deposits earns interest at fixed rate based on respective deposit rate.
c)	Cash and cash equivalents for the purpose of Statement of Cash Flows comprise the following:

		(₹ in Crore)
Particulars	As at March 31, 2020	As at March 31, 2019
Cash and cash equivalents as above	5,117	7,289
Earmarked unpaid dividend accounts (Refer Note 14)	94	96

Total	5,211	7,385

14.	OTHER BANK BALANCES

		(₹ in Crore)
Particulars	As at March 31, 2020	As at March 31, 2019
Bank deposits with original maturity of more than 3 months but less than 12 months (including interest accrued thereon) [a]	7,249	845
Bank deposits with original maturity of more than 12 months (including interest accrued thereon)[b,c]	40	131
Earmarked unpaid dividend accounts [e]	94	96
Earmarked escrow account [f]	2	8

Total	7,385	1,080

(a)	The above bank deposits includes ₹ 256 Crore (March 31, 2019: ₹ 591 Crore) on lien with banks and margin money of ₹ 99 Crore (March 31, 2019: ₹ 134 Crore).
b)	Includes ₹ 40 Crore (March 31, 2019: ₹ NIL) margin money with banks.
c)	Restricted funds of Nil (March 31, 2019: ₹ 127 Crore) held as interest reserve created against interest payment on loans from banks.
d)	Bank deposits earn interest at fixed rate based on respective deposit rate.
e)	Earmarked unpaid dividend accounts are restricted in use as it relates to unclaimed dividends or unpaid dividend.
f)	Earmarked escrow account includes amount restricted in use as it relates to unclaimed redeemable preference shares.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  431

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

15.	SHARE CAPITAL

	As at March 31, 2020		As at March 31, 2019
Particulars	Number (in Crore)	Amount (₹ in Crore)	Number (in Crore)	Amount (₹ in Crore)
A. Authorised equity share capital
Opening and Closing balance [equity shares of ₹ 1 each with voting rights]	4,402	4,402	4,402	4,402
Authorised preference share capital
Opening and closing balance (preference shares of ₹ 10 each)[a]	301	3,010	301	3,010
B. Issued, subscribed and paid up
Equity shares of ₹ 1/- each with voting rights [b,c]	372	372	372	372

	372	372	372	372

a)

Redeemable Preference Shares of ₹ 3,010 Crore were redeemed on October 27, 2018 i.e. 18 months from the date of allotment as per the scheme of amalgamation of Cairn India Limited with Vedanta Limited. An equivalent amount of ₹ 3,010 Crore had been transferred from general reserve to preference share redemption reserve.

b)	Includes 3,08,232 (March 31, 2019: 3,08,232) equity shares kept in abeyance. These shares are not part of listed equity capital and pending allotment as they are sub-judice.
c)	Includes 1,43,78,261 (March 31, 2019: 1,49,98,702) equity shares held by Vedanta Limited ESOS Trust (Refer Note 16).

C.	Shares held by the Ultimate holding company and its subsidiaries*

	As at March 31, 2020		As at March 31, 2019
Particulars	No. of Shares held (in Crore)	% of holding	No. of Shares held (in Crore)	% of holding
Twin Star Holdings Limited	128.01	34.44	128.01	34.44
Twin Star Holdings Limited(2)	9.93	2.67	9.93	2.67
Finsider International Company Limited	40.15	10.80	40.15	10.80
Westglobe Limited	4.43	1.19	4.43	1.19
Welter Trading Limited	3.82	1.03	3.82	1.03

Total	186.34	50.13	186.34	50.13

*	The % of holding has been calculated on the issued and subscribed share capital as at the respective balance sheet date.
(1)	All the above entities are subsidiaries of Volcan Investments Limited, the ultimate holding Company.
(2)	Represented by 2,48,23,177 American Depository Shares (“ADS”).

D.	Aggregate number of bonus shares issued, shares issued for consideration other than cash and shares bought back during the period of five years immediately preceding the reporting date

		(₹ in Crore)
Particulars	As at March 31, 2020	As at March 31, 2019
Equity shares issued pursuant to Scheme of Amalgamation (in FY 2017-18)	75	75
Preference shares issued pursuant to Scheme of Amalgamation(in FY 2017-18)*	301	301

*	These were redeemed on October 27, 2018.

432  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

E.	Details of shareholders holding more than 5% shares in the Company *

	As at March 31, 2020		As at March 31, 2019
Particulars	No. of Shares held (in Crore)	% of holding	No. of Shares held (in Crore)	% of holding
Twin Star Holdings Limited	128.01	34.44	128.01	34.44
Twin Star Holdings Limited #	9.93	2.67	9.93	2.67
Finsider International Company Limited	40.15	10.80	40.15	10.80
ICICI Prudential Equity Arbitrage Fund	18.69	5.03	18.36	4.94
Life Insurance Corporation of India	23.67	6.37	23.66	6.37

#	2,48,23,177 ADS, held by CITI Bank N.A. New York as a depository.
*	The % of holding has been calculated on the issued and subscribed share capital as at respective balance sheet date.

As per the records of the Company, including its register of shareholders/members, the above shareholding represents legal ownership of shares.

F.	Other disclosures

(i)

The Company has one class of equity shares having a par value of ₹ 1 per share. Each shareholder is eligible for one vote per share held and dividend as and when declared by the Company. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting, except in case of interim dividend which is paid as and when declared by the Board of Directors. In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts, in proportion to their shareholding.

ii)

The Company had one class of 7.5% non-cumulative redeemable preference shares having a par value of ₹ 10 per share. Each preference shareholder is eligible for one vote per share as per terms of Section 47(2) of the Companies Act 2013 and dividend as and when declared by the Company. As per the terms of preference shares, these shares are redeemable at par on expiry of 18 months from the date of their allotment. In the event of winding up of Vedanta Limited, the holders of Preference Shares shall have a right to receive repayment of capital paid up and arrears of dividend, whether declared or not, up to the commencement of winding up, in priority to any payment of capital on the equity shares out of the surplus of Vedanta Limited

iii)

ADS shareholders do not have right to attend General meetings in person and also do not have right to vote. They are represented by depository, CITI Bank N.A. New York. As at March 31, 2020 - 26,17,80,208 equity shares were held in the form of 6,54,45,052 ADS (March 31, 2019 - 24,87,79,452 equity shares were held in the form of 6,21,94,863 ADS).

iv)

In terms of Scheme of Arrangement as approved by the Hon’ble High Court of Judicature at Mumbai, vide its order dated April 19, 2002, the erstwhile Sterlite Industries (India) Limited (merged with the Company during 2013-14) during 2002-2003 reduced its paid up share capital by ₹ 10 Crore. There are 2,01,711 equity shares (March 31, 2019: 2,01,305 equity shares) of ₹ 1 each pending clearance from NSDL. The Company has filed an application in Hon’ble High Court of Mumbai to cancel these shares, the final decision on which is pending. Hon’ble High Court of Judicature at Mumbai, vide its interim order dated September 06, 2002 restrained any transaction with respect to subject shares.

16.	OTHER EQUITY (REFER STATEMENT OF CHANGES IN EQUITY)

a)

General reserve: Under the erstwhile Companies Act 1956, a general reserve was created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers was to ensure that if a dividend distribution in a given year is more than 10.0% of the paid-up capital of the Company for that year, then the total dividend distribution is less than the total distributable reserves for that year. Consequent to introduction of Companies Act 2013, the requirement to mandatory transfer a specified percentage of the net profit to general reserve has been withdrawn.

b)

Debenture redemption reserve: As per the earlier provision under the Indian Companies Act, companies that issue debentures were required to create debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain 25% as a reserve of outstanding redeemable debentures. The amounts credited to the debenture redemption reserve may not be utilised except to redeem debentures. The MCA vide its Notification dated August 16, 2019, had amended the Companies (Share Capital and Debenture) Rules, 2014, wherein the requirement of creation of Debenture Redemption Reserve has been exempted for certain class of companies, hence, in view of the same, Vedanta Limited is not required to create Debenture Redemption Reserve.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  433

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

c)

Preference share redemption reserve: The Companies Act, 2013 provides that companies that issue preference shares may redeem those shares from profits of the Company which otherwise would be available for dividends, or from proceeds of a new issue of shares made for the purpose of redemption of the preference shares. If there is a premium payable on redemption, the premium must be provided for, either by reducing the additional paid in capital (securities premium account) or net income, before the shares are redeemed. If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the preference share redemption reserve account. This amount should then be utilised for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of the Company. During the previous year, on redemption of preference shares, ₹ 3,010 Crore has been transferred from General reserve to Preference share redemption reserve.

d)

Capital reserve: The balance in capital reserve has mainly arisen pursuant to extinguishment of non-controlling interests of erstwhile Cairn India Limited and acquisition of ASI. Further, changes in capital reserve are due to recognition/derecognition of put option liability and non controlling interests pertaining to ASI.

e)	Legal reserve is created at Fujairah Gold FZC in accordance with free zone regulations.

f)

Treasury share represents 1,43,78,261 (March 31, 2019: 1,49,98,702) equity shares (face value of ₹ 1 each) of the Company purchased by Vedanta Limited ESOP Trust pursuant to the Company’s stock option scheme as detailed in note 29.

17.	NON-CONTROLLING INTERESTS (NCI)

The Non-controlling interests that are material to the Group relate to Hindustan Zinc Limited (HZL) and Bharat Aluminium Company Limited (“BALCO”).

As at March 31, 2020, NCIs hold an economic interest by virtue of their shareholding of 35.08%, 49.00%, 26.00%, 48.37% and 4.51% in Hindustan Zinc Limited (HZL), Bharat Aluminium Company Limited (BALCO), Black Mountain Mining (BMM), Avanstrate Inc. (ASI) and Electrosteel Steels Limited (ESL) respectively (Refer Note 4(c)). As at March 31, 2019 NCIs hold an economic interest by virtue of their shareholding of 35.08%, 49.00%, 26.00% ,48.37% and 10.00% in HZL, BALCO, BMM, ASI and Electrosteel Steels Limited (ESL) respectively.

The principal place of business of HZL, BALCO and ESL is in India, that of BMM is in South Africa, that of Avanstrate Inc. is in Japan, South Korea and Taiwan.

The table below shows summarised financial information of subsidiaries of the Group that have non-controlling interests. The amounts are presented before inter-company elimination.

	As at March 31, 2020
Particulars	HZL	BALCO	Others	Total
Non-current assets	22,665	12,617	9,963	45,245
Current assets	24,815	2,724	3,389	30,928
Non-current liabilities	1,306	4,201	7,380	12,887
Current liabilities	5,413	6,229	3,155	14,797
Equity attributable to owners of the Group	26,462	2,505	2,807	31,774
Non-controlling interests*	14,299	2,406	407	17,112

*	₹ 397 Crore loss attributable to NCI of ASI transferred to put option liability. Refer note 21.

	As at March 31, 2019
Particulars	HZL	BALCO	Others	Total
Non-current assets	21,427	12,965	11,166	45,558
Current assets	21,575	2,728	3,461	27,764
Non-current liabilities	1,168	4,686	8,363	14,217
Current liabilities	7,744	5,928	1,986	15,658
Equity attributable to owners of the Group	22,131	2,591	3,571	28,293
Non-controlling interests*	11,959	2,488	780	15,227

*	₹ 73 Crore loss attributable to NCI of ASI transferred to put option liability. Refer note 21.

434  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

	As at March 31, 2020
Particulars	HZL	BALCO	Others	Total
Revenue	20,499	8,926	7,170	36,595
Profit/ (loss) after tax for the year	6,771	(171)	(846)	5,754
Profit/ (loss) attributable to the equity shareholders of the Company	4,396	(87)	(475)	3,834
Profit/ (loss) attributable to the non-controlling interests	2,375	(84)	(371)	1,920
Other comprehensive income during the year	(100)	4	(299)	(395)
Other comprehensive income attributable to the equity shareholders of the Company	(65)	2	(209)	(272)
Other comprehensive income attributable to non- controlling interests	(35)	2	(90)	(123)
Total comprehensive income during the year	6,671	(167)	(1,145)	5,359
Total comprehensive income attributable to the equity shareholders of the Company	4,331	(85)	(684)	3,562
Total comprehensive income attributable to non- controlling interests	2,340	(82)	(461)	1,797
Dividends paid/payable to non-controlling interests, including dividend tax	—	—	—	—
Net cash inflow from operating activities	6,957	155	2,568	9,680
Net cash outflow from investing activities	(3,154)	(339)	(3,000)	(6,493)
Net cash (outflow)/ inflow from financing activities	(1,928)	13	3	(1,912)
Net cash inflow/(outflow)	1,875	(171)	(429)	1,275

	As at March 31, 2019
Particulars	HZL	BALCO	Others	Total
Revenue	22,909	10,554	6,482	39,945
Profit/ (loss) after tax for the year	7,892	(96)	128	7,924
Profit/ (loss) attributable to the equity shareholders of the Company	5,123	(49)	217	5,291
Profit/ (loss) attributable to the non-controlling interests	2,769	(47)	(89)	2,633
Other comprehensive income during the year	(94)	(36)	(307)	(437)
Other comprehensive income attributable to the equity shareholders of the Company	(61)	(18)	(230)	(309)
Other comprehensive income attributable to non-controlling interests	(33)	(18)	(77)	(128)
Total comprehensive income during the year	7,798	(132)	(181)	7,485
Total comprehensive income attributable to the equity shareholders of the Company	5,062	(67)	(15)	4,980
Total comprehensive income attributable to non-controlling interests	2,736	(65)	(166)	2,505
Dividends paid/payable to non-controlling interests, including dividend tax	3,574	—	—	3,574
Net cash inflow from operating activities	8,781	2,061	1,428	12,270
Net cash outflow from investing activities	(1,092)	(574)	(1,903)	(3,569)
Net cash (outflow)/ inflow from financing activities	(9,630)	(1,155)	671	(10,114)
Net cash inflow/(outflow)	(1,941)	332	196	(1,413)
The effect of changes in ownership interests in subsidiaries that did not result in a loss of control is as follows:

As at march 31, 2020
Particulars	HZL	BALCO	Others	Total
Changes in NCI	—	—	(234)	(234)

As at march 31, 2019
Particulars	HZL	BALCO	Others	Total
Changes in NCI	—	—	—	—

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  435

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

18.	CAPITAL MANAGEMENT

The Group’s objectives when managing capital is to safeguard continuity, maintain a strong credit rating and healthy capital ratios in order to support its business and provide adequate return to shareholders through continuing growth. The Group’s overall strategy remains unchanged from previous year.

The Group sets the amount of capital required on the basis of annual business and long-term operating plans which include capital and other strategic investments.

The funding requirements are met through a mixture of equity, internal fund generation and borrowings. The Group’s policy is to use current and non-current borrowings to meet anticipated funding requirements.

The Group monitors capital on the basis of the net gearing ratio which is Net debt / Total Capital (equity + net debt) . The Group is not subject to any externally imposed capital requirements.

Net debt are non-current and current debt as reduced by cash and cash equivalents, other bank balances and current investments. Equity comprises all components including other comprehensive income.

The following table summarises the capital of the Group:

	(₹ in Crore except otherwise stated)
Particulars	As at March 31, 2020	As at March 31, 2019
Cash and cash equivalents (Note 13)	5,117	7,289
Other bank balances (Note 14)	7,385	1,080
Non-current Bank deposits (Note 10)	754	23
Current investments (Note 7B)	24,658	28,174
Structured investment net of related liabilities (Note 38)	—	2,702

Total (a)	37,914	39,268

Non-current borrowings (Note 19)	36,724	34,721
Current borrowings (Note 19)	13,076	22,982
Current maturities of long term debt (Note 21)	9,387	8,523

Total (b)	59,187	66,226

Net debt (c=(b-a))	21,273	26,958

Total equity (d)	71,747	77,524

Total capital (e = equity + net debt)	93,020	1,04,482

Gearing ratio (times) (c/e)	0.23	0.26

436  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

19.	FINANCIAL LIABILITIES - BORROWINGS

A)	Non-current borrowings

		(₹ in Crore)
Particulars	As at March 31, 2020	As at March 31, 2019
At amortised cost
Secured
Non-convertible debentures	16,387	14,072
Term loans from banks
- Rupee term loans	20,918	24,185
- Foreign currency term loans	7,824	3,543
- External commercial borrowings	611	653
Others	75	516
Unsecured
Deferred sales tax liability	77	87
Non-convertible bonds	146	126
Term loans from banks (Foreign currency)	71	60
Redeemable preference shares	2	2
Non-current borrowings (A)	46,111	43,244
Less: Current maturities of long term debt (Refer note 21(b))	(9,387)	(8,523)

Total non-current Borrowings (net)	36,724	34,721

Current Borrowings (Refer note 19B)	13,076	22,982

Total Borrowings (A+B)	59,187	66,226

B)	Current borrowings

		(₹ in Crore)
Particulars	As at March 31, 2020	As at March 31, 2019
At amortised cost
Secured
Project buyers credit from banks	—	16
Loans repayable on demand from banks	1	798
Working capital loan	513	42
Term loans from banks (Foreign currency)	1,041	—
Amounts due on factoring	14	640
Others	1,884	41
Unsecured
Loans repayable on demand from banks	1,077	24
Commercial paper	7,524	18,456
Packing credit in foreign currencies from banks	—	492
Working capital loan	918	1,690
Amounts due on factoring	16	718
Others	88	65

Total	13,076	22,982

The Group has discounted trade receivables on recource basis of ₹ 30 Crore (March 31, 2019: ₹ 1,358 Crore). Accordingly, the monies received on this account are shown as borrowings as the trade receivables do not meet de-recognition criteria.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  437

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

a)	Details of Non-convertible debentures issued by Group have been provided below (Carrying value) -

		(₹ in Crore)
Particulars	As at March 31, 2020	As at March 31, 2019
9.2% due February-2030	2,000	—
9.2% due December-2022	748	—
8.75% due June-2022	1,268	—
8.9% due December-2021	898	—
8.75% due September-2021	250	250
9.18% due July-2021	1,000	1,000
9.27% due July-2021	999	999
8.5% due June-2021	1,650	1,649
8.75% due April-2021	250	250
8.5% due April-2021	2,349	2,349
8.55% due April-2021	1,000	1,000
9% due November-2020*	150	200
8.25% due September-2020	425	425
7.85% due August-2020	500	500
9.45% due August-2020	2,000	2,000
7.9% due July-2020	300	300
8.7% due April-2020	600	600
7.95% due April-2020**	—	300
7.8% due December-2020***	—	500
8% due June-2020**	—	200
7.5% due November-2019	—	200
8.2% due November-2019	—	300
8.25% due October-2019	—	300
7.75% due September-2019	—	250
8.65% due September-2019	—	150
7.6% due May-2019	—	350

Total	16,387	14,072

*	The debenture holders of these NCDs and the Company have put and call option at the end of 1 year from the respective date of the allotment of the NCDs.
**	Put option was excercised by the NCD holders, basis which NCDs became due for repayment.
***	Repaid during the year.

b)

The Group has taken borrowings in various countries towards funding of its acquisitions, capital expenditure and working capital requirements. The borrowings comprise of funding arrangements from various banks and financial institutions taken by the parent and subsidiaries. The details of security provided by the Group in various countries, to various lenders on the asset of the parent and subsidiaries are as follows:

		(₹ in Crore)
Particulars	As at March 31, 2020	As at March 31, 2019
Secured long-term borrowings	45,815	42,969
Secured short-term borrowings	3,453	1,537

Total	49,268	44,506

438  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

			(₹ in Crore)
Facility Category	Security details	As at March 31, 2020	As at March 31, 2019
Working capital loans*	First pari passu charge on all rights, title, claim and benefit in all the whole of the current assets of Vedanta Limited, both present and future, including stock and raw material, stock in process, semi finished and finished goods, stores and spares not relating to plant and machinery (consumable stores and spares)	1	—
	First pari passu charge on current assets of Vedanta Limited	3	—
	Secured by hypothecation of inventory of Vedanta Limited including other movables like book debts and bills outstanding	11	—
	Secured by receivables on sale of crude oil of Vedanta Limited	11	—
	Secured by hypothecation of stock of raw materials, work-in-progress, semi-finished, finished products, consumable stores and spares, bills receivables, book debts and all other movables, both present and future in BALCO. The charges rank pari passu among banks under the multiple banking arrangements, for fund based facilities	255	83
	Secured by a first pari passu charge on all present and future inventories, book debts and all other current assets of TSPL	247	280
	Other secured working capital loans	—	1,117
External Commercial Borrowings	The facility is secured by first pari passu charge on all movable property, plant and equipments related to power plants and aluminium smelters of BALCO located at Korba both present and future along with secured lenders	335	309
	The facility is secured by first pari passu charge on all movable project assets related to 1200 MW power project and 3.25 LTPA smelter project both present and future along with secured lenders at BALCO	276	344
Non-Convertible Debentures	First pari passu charge over the immovable property (excluding of leasehold land and coal block assets) of BALCO. First pari passu charge on the hypothecated assets (excluding current assets) of BALCO.	300	500
	Secured by way of first pari passu charge on the specific movable and/ or immovable Fixed Assets of VGCB, as may be identified and notified by the Issuer to the Security Trustee from time to time, with minimum asset coverage of 1 time of the aggregate face value of Bonds outstanding at any point of time.	425	425
	Secured by the whole of the movable fixed assets of (i) Alumina Refinery having output of 1 MTPA along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Odisha and (ii) Aluminium Smelter having output of 1.6 MTPA along with 1215 (9*135) MW CPP at Jharsuguda, Odisha.	4,914	—
	Secured by way of “movable fixed assets” in relation to the 1.6 MTPA Aluminium Smelter alongwith 1215 MW (135MW * 9) captive power plant located in Jharsuguda and 1 MTPA Alumina Refinery alongwith 90 MW Co-generation power plant located at Lanjigarh in Odisha State and shall include all present movable plant and machinery, machinery spares, tools and accessories, fixtures, mechanical and electrical equipments, machinery and all other movable fixed assets and all estate, right, title, interest, property, claims and demands whatsoever in relation to assets.	2,000	2,000
	Secured by a first pari passu charge on the whole of the present and future of the movable fixed assets of 2400 MW (600 MW*4) Power Plant of Vedanta Limited at Jharsuguda location.	3,998	3,998

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  439

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

			(₹ in Crore)
Facility Category	Security details	As at March 31, 2020	As at March 31, 2019
Non-Convertible Debentures	Secured by way of first ranking pari passu charge on movable fixed assets in relation to the Lanjigarh Refinery Expansion Project (having capacity beyond 2 MTPA and upto 6 MTPA) situated at Lanjigarh, Orissa. The Lanjigarh Refinery Expansion Project shall specifically exclude the 1 MTPA alumina refinery of Vedanta Limited along with 90 MW power plant in Lanjigarh and all its related capacity expansions.	1,100	1,250
	Secured by way of first pari passu charge on all present and future of the movable fixed assets of 2400 MW (600 MW*4) Power Plant of Vedanta Limited at Jharsuguda location, as may be identified and notified by the Issuer to the Security Trustee from time to time, with minimum asset coverage of 1 time of the aggregate face value of debentures outstanding at any point of time.	1,000	1,000
	Secured by first pari passu charge on movable and/or immovable fixed assets of TSPL with a minimum asset cover of 1 time during the tenure of NCD	2,650	3,249
	Other secured non-convertible debentures	—	1,650
Term loans from banks (Includes rupee term loans and foreign currency term loans)	Secured by first pari passu charge on fixed assets of TSPL both present and future	3,190	3,623
	First pari passu charge by way of hypothecation/ equitable mortgage on the movable/ immovable assets of the Aluminium division of Vedanta Limited comprising of alumina refinery having output of 1 MTPA along with co-generation captive power plant with aggregate capacity of 90 MW at Lanjigarh, Odisha; aluminium smelter having output of 1.6 MTPA along with 1215 (9x135) MW CPP at Jharsuguda , Odisha, both present and future	3,384	5,102

Secured by a pari passu charge by way of hypothecation of all the movable fixed assets of Vedanta Limited pertaining to its Aluminium division project consisting of (i) alumina refinery having output of 1 MTPA (Refinery) along with co-generation captive power plant with aggregate capacity of 90 MW at Lanjigarh, Odisha (Power Plant); and (ii) aluminium smelter having output of 1.6 MTPA along with 1215 (9x135) MW CPP at Jharsuguda, Odisha (Smelter) (the Refinery, Power Plant and Smelter). Also, a first pari passu charge by way of equitable mortgage on the land pertaining to the mentioned project of aluminium division

		2,885	3,551
	Secured by a pari passu charge by way of hypothecation on the movable fixed assets of the Lanjigarh Refinery Expansion Project including 210 MW Power Project. Lanjigarh Refinery Expansion Project shall specifically exclude 1 MTPA alumina refinery of the company along with 90 MW power plant in Lanjigarh and all its related expansions	458	482
	Secured by a pari-passu charge by way of hypothecation on the movable fixed assets of Vedanta Limited pertaining to its Aluminium division comprising of 1 mtpa alumina refinery plant with 90 MW captive power plant at Lanjigarh, Odisha and 1.6 MTPA aluminium smelter plant with 1215 MW captive power plant at Jharsuguda, Odisha	1,379	1,734
	First pari passu charge by way of hypothecation/ equitable mortgage on the movable/ immovable assets of the Aluminium division of Vedanta Limited comprising of alumina refinery having output of 1 MTPA along with co-generation captive power plant with an aggregate capacity of 90 MW at Lanjigarh, Odisha; aluminium smelter having output of 1.6 MTPA along with 1215 (9x135) MW CPP at Jharsuguda , Odisha and additional charge on Lanjigarh Expansion project, both present and future	1,137	1,184

440  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

			(₹ in Crore)
Facility Category	Security details	As at March 31, 2020	As at March 31, 2019
Term loans from banks (Includes rupee term loans and foreign currency term loans)	Secured by a pari passu charge by way of hypothecation/equitable mortgage of the movable/immovable fixed assets of Vedanta Limited pertaining to its Aluminium division comprising of 1 MTPA alumina refinery plant with 90 MW captive power plant at Lanjigarh, Odisha and 1.6 MTPA aluminium smelter plant with 1215 MW captive power plant at Jharsuguda, Odisha	2,985	2,984
	Secured by charge on Cairn Energy Hydrocarbons Limited’s (CEHL) all banks accounts, cash & investments, all receivables and current assets (but excluding any shares issued to CEHL by its subsidaries, all of its right, title and interest in and to Production Sharing Contract and all of its fixed assets of any nature)	3,692	2,624
	Pledge of 49% of shares & other securities and rights to any claims held by THL Zinc Limited in and against BMM	404	415
	The facility is secured by first pari passu charge on all movable property, plant and equipments related to power plants and aluminium smelters of BALCO located at Korba both present and future along with secured lenders	224	206
	Secured by first pari passu charge on all present and future movable fixed assets including but not limited to plant & machinery ,spares, tools and accessories of BALCO by way of a deed of hypothecation.	1,293	—
	Secured by first pari passu charge on all present and future movable fixed assets including but not limited to plant & machinery ,spares, tools and accessories of BALCO (excluding coal block assets ) by way of a deed of hypothecation.	1,615	968
	First ranking pari passu charge by way of hypothecation/mortgage on all fixed/ immovable assets of Electrosteel Steels Limited but excluding any current assets or pledge over any shares	3,373	3,375
	Secured by a pari passu charge on the whole of the movable fixed assets of 1.6 MTPA Aluminium smelter including 1215 MW power plant of Vedanta Limited situated at Jharsuguda and movable fixed assets of 1 MTPA Alumina refinery including 90 MW thermal power plant (operating capacity) situated at Lanjigarh, including movable plant and machinery, machinery spares, tools and accessories, condensers, generators, cooling systems, pumps, tanks, transformers and all other equipment’s, furniture, fittings, fixtures, vehicles and all other movable fixed assets both present and future	500	—

Secured by first pari passu charge by way of hypothecation over all the movable assets(save and except Current Assets) of Vedanta Limited, present or future, pertaining to Lanjigarh refinery expansion project beyond 1.7 MTPA to 6.0 MTPA located at Lanjigarh Odisha including but not limited to plant and machinery, machinery spares, tools and accessories in relation to aforementioned expansion project. Among others, the Lanjigarh Refinery Expansion Project shall specifically exclude the alumina refinery upto 1.7 MTPA of the company along with 90 MW power plant in Lanjigarh and all its related expansions

		736	—
	Secured by charge on investment of Vedanta Limited in INR bonds.	1,041	—
	Secured by first pari passu charge by way of whole of the movable fixed assets of (i) Alumina Refinery having output of 1 MTPA along with co-generation captive power plant with an aggregate capacity of 90MW at Lanjigarh, Odisha and (ii) Aluminium Smelter having output of 1.6 MTPA along with 1215 (9*135) MW CPP at Jharsuguda, Odisha.	1,487	—
	Other secured term loans	—	1,480

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  441

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

			(₹ in Crore)
Facility Category	Security details	As at March 31, 2020	As at March 31, 2019
Others	First charge by way of hypothecation on the entire stocks of raw materials, semi-finished and finished goods, consumable stores and spares and such other movables including book-debts, bills whether documentary or clean, outstanding monies, receivables and all other current assets of Vedanta limited, both present and future, ranking pari passu with other participating banks	1,146	—
	First pari passu charge on all existing and future current assets of Vedanta Limited	68	—
	Secured by way of hypothecation of stock of raw materials, work-in-progress, finished products, consumable stores and spares, bills receivables, book debts and all other movables, both present and future in BALCO. The charges rank pari passu among banks under the multiple banking arrangements, both for fund based and non fund based facilities.	179	41
	Secured by Fixed asset (rare metals) of AvanStrate	566	516
Project buyers’ credit from banks	Other secured project buyer’s credit	—	16

Total		49,268	44,506

*	Includes loans repayable on demand from banks, export packing credit from banks and amounts due on factoring.

c)

The Company facilities are subject to certain financial and non- financial convenants. The primary convenants which must be complied with include interest service coverage ratio, current ratio, debt service coverage ratio, total outside liabilities to total net worth, fixed assets coverage ratio, ratio of total term liabilities to net worth, debt to EBITDA ratio and return on fixed assets. The Group has complied with the covenants as per the terms of the loan agreement.

d)	Terms of repayment of total borrowings outstanding as at March 31, 2020 are provided below -

							(₹ in Crore)
Borrowings	Weighted average interest rate as at March 31, 2020	Total carrying value	<1 year	1-3 years	3-5 years	>5 years	Remarks
Foreign Currency term Loan	4.49%	8,936	2,169	3,135	2,903	779	Repayable in 130 quarterly installments , 13 annual installments and one bullet payment
Rupee term loan	9.00%	20,918	3,839	6,081	4,795	6,256	Repayable in 724 quarterly installments, 3 half yearly installments and 2 bullet payments
External Commercial Borrowings	4.34%	611	217	396	—	—	Repayable in 8 annual installments for three external commercial borrowings
Non-convertible debentures	8.85%	16,387	3,975	10,420	—	2,000	Repayable in 17 bullet payments
Commercial paper	6.20%	7,524	7,524	—	—	—	Repayable in 29 bullet payments
Working capital loan*	7.45%	2,509	2,509	—	—	—

Export packing credit and loan repayable on demand is repayable within 1-6 months from the date of drawal, overdraft can be paid anytime as per the availability of business surplus during the validity of the facility and working capital loan is repayable in 5 bullet payment.

Amounts due on factoring	4.50%	30	30	—	—	—	Repayable within one month
Deferred sales tax liability	NA	77	20	42	28	1	Repayable in 78 monthly installments

442  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

								(₹ in Crore)
Borrowings	Weighted average interest rate as at March 31, 2020		Total carrying value	<1 year	1-3 years	3-5 years	>5 years	Remarks
Redeemable preference shares	NA		2	2	—	—	—	The redemption and dividend paid to the preference shares unclaimed if any, is payable on claim.
Non-convertible bonds	0.00	%**	146	—	7	28	111	Repayable in 10 annual installment starting from FY 2023-24
Others	7.09%		2,047	2,013	34	—	—	Suppliers credit is repayable within 6-12 months ,6 suppliers credit LC repayable in more than 12 months upto 36 months; Loan repayable within one year on demand and others repayable within one month

Total			59,187	22,299	20,115	7,754	9,147

The above maturity is based on the total principal outstanding gross of issue expenses and discounting impact of deferred sales tax liability.

*	Includes loans repayable on demand from banks for ₹1,078 Crore and packing credit in foreign currency from banks.
**	Increasing interest rate from 0.00% to 0.50% till maturity.

e)	Terms of repayment of total borrowings outstanding as at March 31, 2019 are provided below -

							(₹ in Crore)
Borrowings	Weighted average interest rate as at March 31, 2019	Total carrying value	<1 year	1-3 years	3-5 years	>5 years	Remarks
Foreign Currency term Loan	3.96%	3,603	2,684	555	105	261	Repayable in 4 monthly installments, 44 quarterly installments, 13 annual installments
Rupee Term Loan	8.97%	24,185	3,694	7,452	4,630	8,497	Repayable in 757 quarterly installments, 5 installments payable in the gap of 5 months and 7 months, 2 half yearly installments and 2 bullet payments
External Commercial Borrowings	5.32%	653	90	463	104	—	Repayable in 4 annual installments for three external commercial borrowings.
Non-convertible debentures	8.62%	14,072	2,049	12,025	—	—	Repayable in 21 bullet payments
Commercial paper	6.09%	18,456	18,456	—	—	—	Repayable in 99 bullet payments
Working capital loan*	6.15%	3,046	3,046	—	—	—

Export packing credit is repayable within 1-6 months from the date of drawal, cash credit can be repaid anytime as per the availability of business surplus during the validity of the facility and working capital loan is repayable in one bullet payment.

Project Buyers’ credit from banks	3.51%	16	16	—	—	—	Repayable in 15 bullet payments
Amounts due on factoring and Others (Current)	9.36%	1,464	1,464	—	—	—	Repayable within 6 months
Deferred sales tax liability	NA	87	17	32	46	12	Repayable in 90 monthly installments

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  443

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

								(₹ in Crore)
Borrowings	Weighted average interest rate as at March 31, 2019		Total carrying value	<1 year	1-3 years	3-5 years	>5 years	Remarks
Redeemable Preference shares	NA		2	2	—	—	—	The redemption and dividend paid to the preference shares unclaimed if any, is payable on claim.
Non-convertible bonds	0.00	%**	126	—	—	6	406	Repayable in 10 annual installments
Other (Non-current)	5.00%		516	—	172	344	—	Repayable in 6 Half yearly installments starting from April 2021.

Total			66,226	31,518	20,699	5,235	9,176

The above maturity is based on the total principal outstanding gross of issue expenses and discounting impact of deferred sales tax liability.

*	Includes loans repayable on demand from banks for ₹822 Crore and packing credit in foreign currency from banks.
**	Increasing interest rate from 0.00% to 0.50% till maturity.

f)	Movement in borrowings during the year is provided below-

			(₹ in Crore)
Particulars	Short-term borrowing	Long-term borrowing*	Total
Opening balance at 1 April 2018	21,951	36,207	58,158
Cash flow	624	7,075	7,699
Borrowings on acquisition through business combination	7	—	7
Other non-cash changes	43	40	83
Foreign exchange Currency Translation differences	357	(78)	279
As at 1 April 2019	22,982	43,244	66,226
Cash flow	(11,188)	2,830	(8,358)
Other non Cash Changes	1,211	(206)	1,005
Foreign exchange Currency Translation differences	71	243	314

As at 31 March 2020	13,076	46,111	59,187

*	including current maturities of Long-term borrowing.

Other non-cash changes comprises of amortisation of borrowing costs, foreign exchange difference on borrowings.

20.	FINANCIAL LIABILITIES - TRADE PAYABLES [a]

		(₹ in Crore)
Particulars	As at March 31, 2020	As at March 31, 2019
Trade Payables	7,906	9,211
Trade Payables to related party	121	25
Operational buyers’ credit / suppliers’ credit[c]	8,945	8,116

Total	16,972	17,352

(a)	Trade Payables are majorly non-interest bearing and are normally settled upto 180 days terms.

b)	For amount due and terms and conditions of related party payables refer note 38.

c)

Operational Buyers’ /Suppliers’ Credit is availed in foreign currency from offshore branches of Indian banks or foreign banks at an interest rate ranging from 2.5% to 4% per annum and in rupee from domestic banks at interest rate ranging from 8%-9% per annum. These trade credits are largely repayable within 180 days from the date of draw down. Operational Buyers’ credit availed in foreign currency is backed by Standby Letter of Credit issued under working capital facilities sanctioned by domestic banks. Part of these facilities are secured by first pari passu charge over the present and future current assets of the Group.

444  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

21.	FINANCIAL LIABILITIES-OTHERS

						(₹ in Crore)
	As at March 31, 2020			As at March 31, 2019
Particulars	Non-current	Current	Total	Non-current	Current	Total
Liability for capital expenditure	811	5,910	6,721	52	6,011	6,063
Security deposits from vendors and others	—	202	202	11	162	173
Interest Accrued but not due	171	1,277	1,448	255	1,036	1,291
Put option liability with non-controlling interest [a]	247	—	247	195	—	195
Current maturities of long term debt [b]	—	9,387	9,387	—	8,523	8,523
Unpaid/unclaimed dividend	—	94	94	—	96	96
Profit petroleum payable	—	689	689	—	1,025	1,025
Dues to related parties (Refer note 38)	—	56	56	—	96	96
Lease liabilities [d]	203	457	660	—	—	—
Liability for Structured Investment	—	—	—	994	1,076	2,070
Other Liabilities [c]	69	3,090	3,159	62	4,263	4,325

Total	1,501	21,162	22,663	1,569	22,288	23,857

a)

The non-controlling shareholders of ASI have an option to offload their shareholding to the Group. The option is exercisable at any time within the period of three years following the fifth anniversary of the date of shareholders’ agreement (December 22, 2017) at a price higher of ₹52 (US$ 0.757) per share and the fair market value of the share. Therefore, the liability is carried at higher of the two. Subsequent changes to the put option liability are treated as equity transaction and hence accounted for in equity.

b)	Current maturities of long-term debt consist of:

		(₹ in Crore)
Particulars	As at March 31, 2020	As at March 31, 2019
Deferred sales tax liability	20	17
Term loans from banks
- Rupee term loans	3,829	3,681
- Foreign currency term loans	1,307	2,684
External commercial borrowings	217	90
Non-convertible debentures	3,971	2,049
Others	41	—
Redeemable preference shares	2	2

Total	9,387	8,523

c)

Includes revenue received in excess of entitlement interest of ₹1,594 Crore (March 31, 2019: ₹2,878 Crore) and reimbursement of expenses, interest accrued on other than borrowings, liabilities related to claim etc.

d)	Movement in Lease liabilities is as follows:

(₹ in Crore)
At April 01, 2019	139
Additions during the year	1,021
Interest on Lease Liabilities	25
Payments made	(316)
Deletions	(209)

At March 31, 2020	660

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  445

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

22.	FINANCIAL INSTRUMENTS

A.	Financial assets and liabilities:

The accounting classification of each category of financial instruments, their carrying amounts and their fair values are set out below:

As at March 31, 2020

						(₹ in Crore)
Financial Assets	Fair value through profit or loss	Fair value through other comprehensive income	Derivatives designated as hedging instruments	Amortised cost	Total carrying value	Total fair value
Investments*	24,708	41	—	—	24,749	24,749
Trade receivables	51	—	—	5,757	5,808	5,808
Loans	—	—	—	102	102	102
Other financial assets	—	—	—	4,929	4,929	4,929
Derivatives	279	—	416	—	695	695
Cash and cash equivalents	—	—	—	5,117	5,117	5,117
Other bank balances	—	—	—	7,385	7,385	7,385

Total	25,038	41	416	23,290	48,785	48,785

						(₹ in Crore)
Financial Liabilities	Fair value through profit or loss	Derivatives designated as hedging instruments	Amortised cost	Others**	Total carrying value	Total fair value
Borrowings	—	—	59,187	—	59,187	59,292
Trade payables	517	—	16,455	—	16,972	16,972
Derivatives	83	58	—	—	141	141
Other financial liabilities*	—	—	13,029	247	13,276	13,276

Total	600	58	88,671	247	89,576	89,681

*	includes lease liability of ₹ 660 Crore as at March 31, 2020.

As at March 31, 2019

						(₹ in Crore)
Financial Assets	Fair value through profit or loss	Fair value through other comprehensive income	Derivatives designated as hedging instruments	Amortised cost	Total carrying value	Total fair value
Investments*	32,946	115	—	—	33,061	33,061
Trade receivables	227	—	—	7,443	7,670	7,670
Loans	—	—	—	102	102	102
Other financial assets	—	—	—	3,565	3,565	3,565
Derivatives	30	—	48	—	78	78
Cash and cash equivalents	—	—	—	7,289	7,289	7,289
Other bank balances	—	—	—	1,080	1,080	1,080

Total	33,203	115	48	19,479	52,845	52,845

446  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

						(₹ in Crore)
Financial Liabilities	Fair value through profit or loss	Derivatives designated as hedging instruments	Amortised cost	Others**	Total carrying value	Total fair value
Borrowings	—	—	66,226	—	66,226	66,185
Trade payables	1,064	—	16,288	—	17,352	17,352
Other financial liabilities	—	—	15,139	195	15,334	15,334
Derivatives	543	7	—	—	550	550

Total	1,607	7	97,653	195	99,462	99,421

*	Investments exclude equity investment in associates and joint ventures which are accounted as per the equity method of accounting and hence not considered.
**	Represents net put option liability with non-controlling interests accounted for at fair value. (Refer note 21).

B.	Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

(ii)	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The below table summarises the categories of financial assets and liabilities as at March 31, 2020 and March 31, 2019 measured at fair value:

As at March 31, 2020

			(₹ in Crore)
Financial Assets	Level 1	Level 2	Level 3
At fair value through profit or loss
Investments	7,598	17,060	50
Derivative financial assets**	—	279	—
Trade receivables	—	51	—
At fair value through other comprehensive income
Investments	30	—	11
Derivatives designated as hedging instruments
Derivative financial assets**	—	416	—

Total	7,628	17,806	61

			(₹ in Crore)
Financial liabilities	Level 1	Level 2	Level 3
At fair value through profit or loss
Derivative financial liabilities**	—	83	—
Trade payables	—	517	—
Derivatives designated as hedging instruments
Derivative financial liabilities**	—	58	—
Other financial liabilities - Net put option liability with non-controlling interests accounted for at fair value. (Refer note 21).	—	—	247

Total	—	658	247

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

As at March 31, 2019

			(₹ in Crore)
Financial Assets	Level 1	Level 2	Level 3
At fair value through profit or loss
Investments*	6,712	26,153	81
Derivative financial assets**	—	30	—
Trade receivables	—	227	—
At fair value through other comprehensive income
Investments	104	—	11
Derivatives designated as hedging instruments
Derivative financial assets**	—	48	—

Total	6,816	26,458	92

			(₹ in Crore)
Financial liabilities	Level 1	Level 2	Level 3
At fair value through profit or loss
Derivative financial liabilities**	—	543	—
Trade payables	—	1,064	—
Derivatives designated as hedging instruments
Derivative financial liabilities**	—	7	—
Other financial liabilities - Net put option liability with non-controlling interests accounted for at fair value. (Refer note 21).	—	—	195

Total	—	1,614	195

*	Includes structured investment (Refer note 38)
**	Refer D below

The below table summarises the fair value of borrowings which are carried at amortised cost as at March 31, 2020 and March 31, 2019:

As at March 31, 2020

			(₹ in Crore)
Financial liabilities	Level 1	Level 2	Level 3
Borrowings	—	59,292	—

Total	—	59,292	—

As at March 31, 2019

			(₹ in Crore)
Financial Liabilities	Level 1	Level 2	Level 3
Borrowings	—	66,185	—

Total	—	66,185	—

448  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

The fair value of the financial assets and liabilities are at the amount that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair values:

•	Investments traded in active markets are determined by reference to quotes from the financial institutions; for example: Net asset value (NAV) for investments in mutual funds declared by mutual fund house. For other listed securities traded in markets which are not active, the quoted price is used wherever the pricing mechanism is same as for other marketable securities traded in active markets. Other current investments and structured investments are valued by referring to market inputs including quotes, trades, poll, primary issuances for securities and /or underlying securities issued by the same or similar issuer for similar maturities and movement in benchmark security etc.

•	Trade receivables, cash and cash equivalents, other bank balances, loans, other financial assets, current borrowings, trade payables and other current financial liabilities: Fair values approximate their carrying amounts largely due to the short-term maturities of these instruments.

•	Non-current fixed-rate and variable-rate borrowings: Fair value has been determined by the Group based on parameters such as interest rates, specific country risk factors, and the risk characteristics of the financed project.

•	Derivative financial assets/liabilities: The Group enters into derivative financial instruments with various counterparties. Interest rate swaps, foreign exchange forward contracts and commodity forward contracts are valued using valuation techniques, which employs the use of market observable inputs. The most frequently applied valuation techniques include the forward pricing and swap models, using present value calculations. The models incorporate various inputs including foreign exchange spot and forward rates, yield curves of the respective currencies, currency basis spreads between the respective currencies, interest rate curves and forward rate curves of the underlying commodity. Commodity contracts are valued using the forward LME rates of commodities actively traded on the listed metal exchange i.e. London Metal Exchange, United Kingdom (U.K.).

•	Other non-current financial assets and liabilities: Fair value is calculated using a discounted cash flow model with market assumptions, unless the carrying value is considered to approximate to fair value.

For all other financial instruments, the carrying amount is either the fair value, or approximates the fair value.

The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and the value of other financial instruments recognised at fair value.

The estimated fair value amounts as at March 31, 2020 and March 31, 2019 have been measured as at respective date. As such, the fair values of these financial instruments subsequent to reporting date may be different than the amounts reported at each year-end.

There were no significant transfers between Level 1, Level 2 and Level 3 during the year.

C.	Risk management framework

The Group’s businesses are subject to several risks and uncertainties including financial risks.

The Group’s documented risk management policies act as an effective tool in mitigating the various financial risks to which the businesses are exposed in the course of their daily operations. The risk management policies cover areas such as liquidity risk, commodity price risk, foreign exchange risk, interest rate risk, counterparty credit risk and capital management. Risks are identified at both the corporate and individual subsidiary level with active involvement of senior management. Each operating subsidiary in the Group has in place risk management processes which are in line with the Group’s policy. Each significant risk has a designated ‘owner’ within the Group at an appropriate senior level. The potential financial impact of the risk and its likelihood of a negative outcome are regularly updated.

The risk management process is coordinated by the Management Assurance function and is regularly reviewed by the Group’s Audit Committee. The Audit Committee is aided by the other Committees of the Board including the Risk Management Committee, which meets regularly to review risks as well as the progress against the planned actions. Key business decisions are discussed at the periodic meetings of the Executive Committee. The overall internal control environment and risk management programme including financial risk management is reviewed by the Audit Committee on behalf of the Board.

The risk management framework aims to:

•	improve financial risk awareness and risk transparency

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NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

•	identify, control and monitor key risks

•	identify risk accumulations

•	provide management with reliable information on the Group’s risk situation

•	improve financial returns

Treasury management

Treasury management focuses on liability management, capital protection, liquidity maintenance and yield maximisation. The treasury policies are approved by the Committee of the Board. Daily treasury operations of the subsidiary companies are managed by their respective finance teams within the framework of the overall Group treasury policies. Long-term fund raising including strategic treasury initiatives are managed jointly by the business treasury team and the central team at corporate treasury while short-term funding for routine working capital requirements is delegated to subsidiary companies. A monthly reporting system exists to inform senior management of the Group’s investments and debt position, exposure to currency, commodity and interest rate risk and their mitigants including the derivative position. The Group has a strong system of internal control which enables effective monitoring of adherence to Group’s policies. The internal control measures are effectively supplemented by regular internal audits.

The investment portfolio at the Group is independently reviewed by CRISIL Limited and Group portfolio has been rated as Tier I or “Very Good” meaning highest safety. The investments are made keeping in mind safety, liquidity and yield maximisation.

The Group uses derivative instruments to manage the exposure in foreign currency exchange rates, interest rates and commodity prices. The Group does not acquire or issue derivative financial instruments for trading or speculative purposes. The Group does not enter into complex derivative transactions to manage the treasury and commodity risks. Both treasury and commodities derivative transactions are normally in the form of forward contracts, interest rate and currency swaps and these are in line with the Group’s policies.

Equity price risk

As at March 31, 2019, the Group held economic interest in a structured investment for the equity shares of Anglo American Plc (AA Plc), a company listed on the London Stock Exchange, having fair value of ₹ 4,772 Crore. The instrument is exposed to equity price movements of AA Plc, subject to a put option embedded therein (Refer note 38).

Set out below is the impact of 10% increase/ decrease in equity prices on pre-tax profit/ (loss) for the year ended March 31, 2019 and pre-tax equity as a result of changes in value of the investment:

For the year ended March 31, 2019

					(₹ in Crore)
Financial asset investment	Total Exposure (fair value)	Effect on pre-tax profit/(loss) of a 10% increase in the equity price	Effect on pre-tax equity of a 10% increase in the equity price	Effect on pre-tax profit/(loss) of a 10% decrease in the equity price	Effect on pre-tax equity of a 10% decrease in the equity price
Structured investment	4,772	412	—	(193)	—

The above sensitivities are based on change in price of the underlying equity shares of AA plc and provide the estimated impact of the change on profit and equity assuming that all other variables remain constant.

There are no material equity risk exposures as at March 31, 2020.

Commodity price risk

The Group is exposed to the movement of base metal commodity prices on the London Metal Exchange. Any decline in the prices of the base metals that the Group produces and sells will have an immediate and direct impact on the profitability of the businesses. As a general policy, the Group aims to sell the products at prevailing market prices. The commodity price risk in imported input commodity such as Alumina, anodes, etc., for our aluminium and Copper business respectively, is hedged on back-to-back basis ensuring no price risk for the business. Hedging is used primarily as a risk management tool and, in some cases, to secure future cash flows in cases of high volatility by entering into forward contracts or similar instruments. The hedging activities are subject to strict limits set out by the Board and to a strictly defined internal control and monitoring mechanism. Decisions relating to hedging of commodities are taken at the Executive Committee level, basis clearly laid down guidelines.

“Whilst the Group aims to achieve average LME prices for a month or a year, average realised prices may not necessarily reflect the LME price movements because of a variety of reasons such as uneven sales during the year and timing of shipments.

450  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Group is also exposed to the movement of international crude oil price and the discount in the price of Rajasthan crude oil to Brent price.

Financial instruments with commodity price risk are entered into in relation to following activities:

•	economic hedging of prices realised on commodity contracts

•	cash flow hedging of revenues, forecasted highly probable transactions

Aluminium

The requirement of the primary raw material, alumina, is partly met from own sources and the rest is purchased primarily on negotiated price terms. Sales prices are linked to the LME prices. At present the Group on selective basis hedges the aluminium content in outsourced alumina to protect its margins. The Group also enters into hedging arrangements for its aluminium sales to realise average month of sale LME prices.

Copper

The Group’s custom refining copper operations at Silvassa is benefitted by a natural hedge except to the extent of a possible mismatch in quotational periods between the purchase of anodes / blisters and the sale of finished copper. The Group’s policy on custom smelting is to generate margins from Refining charges or “ Rc”, improving operational efficiencies, minimising conversion cost, generating a premium over LME on sale of finished copper, sale of by-products and from achieving import parity on domestic sales. Hence, mismatches in quotational periods are managed to ensure that the gains or losses are minimised. The Group hedges this variability of LME prices through forward contracts and tries to make the LME price a pass-through cost between purchases of anodes / blisters and sales of finished products, both of which are linked to the LME price.

Rcs are a major source of income for the Indian copper refining operations. Fluctuations in Rcs are influenced by factors including demand and supply conditions prevailing in the market for smelters output. The Group’s copper business has a strategy of securing a majority of its anodes / blisters feed requirement under long-term contracts with smelters / traders.

Zinc, lead and silver

The sales prices are linked to the LME prices. The Group also enters into hedging arrangements for its Zinc, Lead and Silver sales to realise average month of sale LME prices.

Zinc International

Raw material for zinc and lead is mined in Namibia and South Africa with sales prices linked to the LME prices.

Iron ore

The Group sells its Iron Ore production from Goa on the prevailing market prices and from Karnataka through e-auction route as mandated by State Government of Karnataka in India.

Oil and gas

The prices of various crude oils are based upon the price of the key physical benchmark crude oil such as Dated Brent, West Texas Intermediate, and Dubai/ Oman etc. The crude oil prices move based upon market factors like supply and demand. The regional producers price their crude basis these benchmark crude with a premium or discount over the benchmark based upon quality differential and competitiveness of various grades.

Natural gas markets are evolving differently in important geographical markets. There is no single global market for natural gas. This could be owing to difficulties in large-scale transportation over long distances as compared to crude oil. Globally, there are three main regional hubs for pricing of natural gas, which are USA (Henry Hub Prices), UK (NBP Price) and Japan (imported gas price, mostly linked to crude oil).

Provisionally priced financial instruments

On March 31, 2020, the value of net financial liabilities linked to commodities (excluding derivatives) accounted for on provisional prices was ₹ 442 Crore (March 31, 2019: ₹ 186 Crore). These instruments are subject to price movements at the time of final settlement and the final price of these instruments will be determined in the financial year beginning April 01, 2020.

Set out below is the impact of 10% increase in LME prices on pre-tax profit/ (loss) for the year and pre-tax equity as a result of changes in value of the Group’s commodity financial instruments:

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CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

For the year ended March 31, 2020

			(₹ in Crore)
	Total Exposure	Effect on profit/(loss) of a 10% increase in the LME	Effect on total equity of a 10% increase in the LME
Copper	(1,028)	(103)	—

For the year ended March 31, 2019

			(₹ in Crore)
	Total Exposure	Effect on profit/(loss) of a 10% increase in the LME	Effect on total equity of a 10% increase in the LME
Copper	(185)	(19)	—

The above sensitivities are based on volumes, costs, exchange rates and other variables and provide the estimated impact of a change in LME prices on profit and equity assuming that all other variables remain constant. A 10% decrease in LME prices would have an equal and opposite effect on the Group’s financial statements.

The impact on pre-tax profit/(loss) mentioned above includes the impact of a 10% increase in closing copper LME for provisionally priced copper concentrate purchased at Copper division custom smelting operations in India of ₹ 79 Crore loss (March 31, 2019: ₹ 74 Crore loss), which is pass through in nature and as such will not have any impact on the profitability.

(a)	Financial risk

The Group’s Board approved financial risk policies include monitoring, measuring and mitigating the liquidity, currency, interest rate and counterparty risk. The Group does not engage in speculative treasury activity but seeks to manage risk and optimise interest and commodity pricing through proven financial instruments.

Liquidity risk

The Group requires funds both for short-term operational needs as well as for long-term investment programmes mainly in growth projects. The Group generates sufficient cash flows from the current operations which together with the available cash and cash equivalents, short-term investments and structured investment net of deferred consideration payable for such investments provide liquidity both in the short-term as well as in the long-term. The Group has been rated by CRISIL Limited (CRISIL) and India Ratings and Research Private Limited (India Rating) for its capital market issuance in the form of CPs and NCDs and for its banking facilities in line with Basel II norms.

CRISIL affirmed our rating for the Company’s long-term bank facilities and its Non-Convertible Debentures (NCD) programme to CRISIL AA / Stable during the year. India Ratings has revised the outlook on Vedanta Limited’s ratings to IND AA / Negative from IND AA/ Stable on account of delay in deleveraging due to sharp fall in commodity prices and delay in volume ramp-up in key business segments. Vedanta Limited has the highest short-term rating on its working capital and Commercial Paper Programme at A1+ from CRISIL and India Ratings. On April 03, 2020, CRISIL has revised the rating outlook on the long term bank facilities and Non-Convertible Debentures (NCD) programme from Stable to Negative, while reaffirming the rating at AA on account of weaker commodity prices in wake of Covid 19 pandemic. On May 22, 2020, India Ratings downgraded Vedanta Ltd to AA-/ Negative outlook from AA / Negative outlook on account of higher expected balance sheet leverage due to substantial decline in economic activity in the wake of Covid 19 lockdown and elevated refinancing risk.

Anticipated future cash flows, together with undrawn fund based committed facilities of ₹ 3,174 Crore and cash, bank and current investments of ₹ 37,914 Crore as at March 31, 2020, are expected to be sufficient to meet the liquidity requirement of the Group in the near future.

The Group remains committed to maintaining a healthy liquidity, a low gearing ratio, deleveraging and strengthening our balance sheet. The maturity profile of the Group’s financial liabilities based on the remaining period from the date of balance sheet to the contractual maturity date is given in the table below. The figures reflect the contractual undiscounted cash obligation of the Group.

452  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

As at March 31, 2020

					(₹ in Crore)
Payments due by year	<1 year	1-3 years	3-5 years	>5 years	Total
Borrowings*	27,156	24,482	9,547	11,536	72,721
Derivative financial liabilities	96	45	—	—	141
Lease liability	457	95	40	68	660
Trade Payables and other financial liabilities**	27,100	1,132	0	—	28,232

Total	54,809	25,754	9,587	11,604	1,01,754

As at March 31, 2019

					(₹ in Crore)
Payments due by year	<1 year	1-3 years	3-5 years	>5 years	Total
Borrowings*	35,591	25,591	7,374	11,148	79,704
Derivative financial liabilities	451	99	—	—	550
Trade Payables and other financial liabilities**	30,239	1,119	195	—	31,553

Total	66,281	26,809	7,569	11,148	1,11,807

*	Includes Non-current borrowings, current borrowings, current maturities of non-current borrowings, committed interest payments on borrowings and interest accrued on borrowings.
**	Includes both Non-current and current financial liabilities and committed interest payment, as applicable. Excludes current maturities of non-current borrowings and interest accrued on borrowings.

The Group had access to following funding facilities:

As at March 31, 2020

			(₹ in Crore)
Funding facilities	Total Facility	Drawn	undrawn
Fund/non-fund based	63,726	52,611	11,115

As at March 31, 2019

			(₹ in Crore)
Funding facilities	Total Facility	Drawn	undrawn
Fund/non-fund based	66,793	51,780	15,013

Collateral

The Group has pledged financial instruments with carrying amount of ₹ 21,595 Crore and inventories with carrying amount of ₹ 8,514 Crore as per the requirements specified in various financial facilities in place. The counterparties have an obligation to release the securities to the Group when financial facilities are surrendered.

(b)	Foreign exchange risk

Fluctuations in foreign currency exchange rates may have an impact on the consolidated statement of profit and loss, the consolidated statement of change in equity, where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.

Considering the countries and economic environment in which the Group operates, its operations are subject to risks arising from the fluctuations primarily in the US dollar, Australian dollar, Namibian dollar, AED, ZAR, GBP, JPY, INR and Euro against the functional currencies of Vedanta Limited and its subsidiaries.

Exposures on foreign currency loans are managed through the Group wide hedging policy, which is reviewed periodically to ensure that the results from fluctuating currency exchange rates are appropriately managed. The Group strives to achieve asset liability offset of foreign currency exposures and only the net position is hedged.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  453

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

The Group’s presentation currency is the Indian Rupee (INR). The majority of the assets are located in India and the Indian Rupee is the functional currency for the Indian operating subsidiaries except for Oil and Gas business operations which have a US dollar functional currency. Natural hedges available in the business are identified at each entity level and hedges are placed only for the net exposure. Short-term net exposures are hedged progressively based on their maturity. A more conservative approach has been adopted for project expenditures to avoid budget overruns, where cost of the project is calculated taking into account the hedge cost. The hedge mechanisms are reviewed periodically to ensure that the risk from fluctuating currency exchange rates is appropriately managed.

The following analysis is based on the gross exposure as at the reporting date which could affect the consolidated statement of profit and loss. The exposure is mitigated by some of the derivative contracts entered into by the Group as disclosed under the section on “Derivative financial instruments”.

The carrying amount of the Group’s financial assets and liabilities in different currencies are as follows:

	As at March 31, 2020		As at March 31, 2019
Currency	Financial Assets	Financial liabilities	Financial Assets	Financial liabilities
INR	35,297	60,539	33,001	69,524
USD	12,762	26,764	14,186	25,782
Others	726	2,273	5,658	4,156

Total	48,785	89,576	52,845	99,462

The Group’s exposure to foreign currency arises where a Group entity holds monetary assets and liabilities denominated in a currency different to the functional currency of the respective business, with US dollar being the major non-functional currency.

The foreign exchange rate sensitivity is calculated by the aggregation of the net foreign exchange rate exposure with a simultaneous parallel foreign exchange rates shift in the foreign currencies by 10% against the functional currency of the respective entities.

Set out below is the impact of a 10% strengthening in the functional currencies of the respective businesses on pre-tax profit/(loss) and pre-tax equity arising as a result of the revaluation of the Group’s foreign currency monetary financial assets/liabilities:

For the year ended March 31, 2020

		(₹ in Crore)
	Effect of 10% strengthening of functional currency on pre-tax profit/(loss)	Effect of 10% strengthening of foreign currency on equity
USD	1,321	—
INR	28	—

For the year ended March 31, 2019

		(₹ in Crore)
	Effect of 10% strengthening of functional currency on pre-tax profit/(loss)	Effect of 10% strengthening of foreign currency on equity
USD	1,029	—
INR	(101)	—

A 10% weakening of functional currencies of the respective businesses would have an equal and opposite effect on the Group’s financial statements.

(c)	Interest rate risk

At March 31, 2020, the Group’s net debt of ₹ 21,273 Crore (March 31, 2019: ₹ 26,958 Crore) comprises debt of ₹ 59,187 Crore (March 31, 2019: ₹ 66,226 Crore) offset by cash, bank and current investments of ₹ 37,914 Crore (March 31, 2019: ₹ 39,268 Crore).

The Group is exposed to interest rate risk on short-term and long-term floating rate instruments and on the refinancing of fixed rate debt. The Group’s policy is to maintain a balance of fixed and floating interest rate borrowings and the proportion of fixed and floating rate debt is determined by current market interest rates. The borrowings of the Group are principally denominated in Indian Rupees and US dollars with mix of fixed and floating rates of interest. The USD floating rate debt is linked to US dollar LIBOR and INR Floating rate debt to Bank’s base rate. The Group has a policy of selectively using interest rate swaps, option contracts and other derivative instruments to manage its exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a monthly basis. The Group invests cash and liquid investments in short-term deposits and debt mutual funds, some of which generate a tax-free return, to achieve the Group’s goal of maintaining liquidity, carrying manageable risk and achieving satisfactory returns.

454  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Floating rate financial assets are largely mutual fund investments which have debt securities as underlying assets. The returns from these financial assets are linked to market interest rate movements; however the counterparty invests in the agreed securities with known maturity tenure and return and hence has manageable risk.

The exposure of the Group’s financial assets as at March 31, 2020 to interest rate risk is as follows:

				(₹ in Crore)
As at March 31, 2020	Total	Floating rate Financial assets	Fixed rate financial assets	Non-interest bearing financial assets
Financial Assets	48,785	12,105	24,434	12,246

The exposure of the Company’s financial liabilities as at March 31, 2020 to interest rate risk is as follows:

				(₹ in Crore)
As at March 31, 2020	Total	Floating rate Financial assets	Fixed rate financial assets	Non-interest bearing financial assets
Financial Liabilities	89,576	31,354	37,415	20,807

The exposure of the Group’s financial assets as at March 31, 2019 to interest rate risk is as follows:

				(₹ in Crore)
As at March 31, 2019	Total	Floating rate Financial assets	Fixed rate financial assets	Non-interest bearing financial assets
Financial Assets	52,845	14,674	19,226	18,945

The exposure of the Group’s financial liabilities as at March 31, 2019 to interest rate risk is as follows:

				(₹ in Crore)
As at March 31, 2019	Total	Floating rate Financial assets	Fixed rate financial assets	Non-interest bearing financial assets
Financial Liabilities	99,462	30,923	43,691	24,848

Considering the net debt position as at March 31, 2020 and the investment in Bank deposits, corporate bonds and debt mutual funds, any increase in interest rates would result in a net loss and any decrease in interest rates would result in a net gain. The sensitivity analysis below has been determined based on the exposure to interest rates for financial instruments at the balance sheet date.

The table below illustrates the impact of a 0.5% to 2.0% movement in interest rates on floating rate financial assets/ liabilities (net) on profit/(loss) and equity assuming that the changes occur at the reporting date and has been calculated based on risk exposure outstanding as of that date. The year end balances are not necessarily representative of the average debt outstanding during the year. This analysis also assumes that all other variables, in particular foreign currency rates, remain constant.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  455

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Increase in interest rates	Effect on pre-tax profit/ (loss) during the year ended March 31, 2020	(₹ in Crore) Effect on pre-tax profit/ (loss) during the year ended March 31, 2019
0.50%	(96)	(81)
1.00%	(192)	(162)
2.00%	(385)	(325)

An equivalent reduction in interest rates would have an equal and opposite effect on the Company’s financial statements.

(d)	Counterparty and concentration of credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults.

The Group is exposed to credit risk from trade receivables, contract assets, investments, loans, other financial assets, and derivative financial instruments.

Credit risk on receivables is limited as almost all credit sales are against letters of credit and guarantees of banks of national standing.

Moreover, given the diverse nature of the Group’s businesses, trade receivables are spread over a number of customers with no significant concentration of credit risk. No single customer accounted for 10% or more of revenue on a consolidated basis in any of the years presented. The history of trade receivables shows a negligible provision for bad and doubtful debts. Therefore, the Group does not expect any material risk on account of non-performance by any of the Group’s counterparties.

The Group has clearly defined policies to mitigate counterparty risks. For short-term investments, counterparty limits are in place to limit the amount of credit exposure to any one counterparty. This, therefore, results in diversification of credit risk for our mutual fund and bond investments. For derivative and financial instruments, the Group attempts to limit the credit risk by only dealing with reputable banks and financial institutions.

The carrying value of the financial assets represents the maximum credit exposure. The Group’s maximum exposure to credit risk as at March 31, 2020 and March 31, 2019 is ₹ 48,785 Crore and ₹ 52,845 Crore respectively.

The maximum credit exposure on financial guarantees given by the Group for various financial facilities is described in Note 37 on “Contingent liability and capital commitments”.

None of the Group’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade receivables, loans and other financial assets (both current and non-current), there were no indications as at March 31, 2020, that defaults in payment obligations will occur except as described in Note 8 and 10 on allowance for impairment of trade receivables and other financial assets.

Of the year end trade receivables, loans and other financial assets (excluding Bank deposits, site restoration fund and derivatives) balance the following, though overdue, are expected to be realised in the normal course of business and hence, are not considered impaired as at March 31, 2020 and March 31, 2019:

		(₹ in Crore)
Particulars	As at March 31, 2020	As at March 31, 2019
Neither impaired nor past due	2,964	6,428
Past due but not impaired
- Less than 1 month	794	873
- Between 1–3 months	1,427	336
- Between 3–12 months	1,686	599
- Greater than 12 months	2,597	2,532

Total	9,468	10,768

456  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Receivables are deemed to be past due or impaired with reference to the Group’s normal terms and conditions of business. These terms and conditions are determined on a case to case basis with reference to the customer’s credit quality and prevailing market conditions. Receivables that are classified as ‘past due’ in the above tables are those that have not been settled within the terms and conditions that have been agreed with that customer. The Group based on past experiences does not expect any material loss on its receivables.

The credit quality of the Group’s customers is monitored on an ongoing basis. Where receivables have been impaired, the Group actively seeks to recover the amounts in question and enforce compliance with credit terms.

Movement in allowances for Financial Assets (Trade receivables and Financial assets - others)

The change in the allowance for financial assets (current and non-current) is as follows:

		(₹ in Crore)
Particulars	Trade receivables	Financial assets - others
As at April 1, 2018	565	417

Allowance made during the year	4	45
Reversals/ write-off during the year	0	(5)
Exchange differences	0	19

As at March 31, 2019	569	476

Allowance made during the year	18	470
Reversals/ write-off during the year	(17)	(18)
Exchange differences	0	38

As at March 31, 2020	570	966

D.	Derivative financial instruments

The Group uses derivative instruments as part of its management of exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. The Group does not acquire or issue derivative financial instruments for trading or speculative purposes. The Group does not enter into complex derivative transactions to manage the treasury and commodity risks. Both treasury and commodities derivative transactions are normally in the form of forward contracts and these are subject to the Group guidelines and policies.

The fair values of all derivatives are separately recorded in the consolidated balance sheet within current and non-current assets and liabilities. Derivatives that are designated as hedges are classified as current or non-current depending on the maturity of the derivative. The use of derivatives can give rise to credit and market risk. The Group tries to control credit risk as far as possible by only entering into contracts with reputable banks and financial institutions. The use of derivative instruments is subject to limits, authorities and regular monitoring by appropriate levels of management. The limits, authorities and monitoring systems are periodically reviewed by management and the Board. The market risk on derivatives is mitigated by changes in the valuation of the underlying assets, liabilities or transactions, as derivatives are used only for risk management purposes.

(i) Cash flow hedges

The Group enters into forward exchange and commodity price contracts for hedging highly probable forecast transaction and account for them as cash flow hedges and states them at fair value. Subsequent changes in fair value are recognised in equity through OCI until the hedged transaction occurs, at which time, the respective gain or losses are reclassified to profit or loss. These hedges have been effective for the year ended March 31, 2020.

The Group uses foreign exchange contracts from time to time to optimise currency risk exposure on its foreign currency transactions. The Group hedged part of its foreign currency exposure on capital commitments during the year ended 2020. Fair value changes on such forward contracts are recognised in other comprehensive income.

The majority of cash flow hedges taken out by the Group during the year comprise non-derivative hedging instruments for hedging the foreign exchange rate of highly probable forecast transactions and commodity price contracts for hedging the commodity price risk of highly probable forecast transactions.

The cash flows related to above are expected to occur during the year ending March 31, 2021 and consequently may impact profit or loss for that year depending upon the change in the commodity prices and foreign exchange rates movements. For cash flow hedges regarded as basis adjustments to initial carrying value of the property, plant and equipment, the depreciation on the basis adjustments made is expected to affect profit or loss over the expected useful life of the property, plant and equipment.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  457

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

(ii)	Fair value hedge

The fair value hedges relate to forward covers taken to hedge currency exposure and commodity price risks.

The Group’s sales are on a quotational period basis, generally one month to three months after the date of delivery at a customer’s facility. The Group enters into forward contracts for the respective quotational period to hedge its commodity price risk based on average LME prices. Gains and losses on these hedge transactions are substantially offset by the amount of gains or losses on the underlying sales. Net gains and losses are recognised in the consolidated statement of profit and loss.

The Group uses foreign exchange contracts from time to time to optimise currency risk exposure on its foreign currency transactions. Fair value changes on such forward contracts are recognised in the consolidated statement of profit and loss.

(iii)	Non-designated economic hedge

The Group enters into derivative contracts which are not designated as hedges for accounting purposes, but provide an economic hedge of a particular transaction risk or a risk component of a transaction. Hedging instruments include copper, aluminium future contracts on the LME and certain other derivative instruments. Fair value changes on such derivative instruments are recognised in the consolidated statement of profit and loss.

The fair value of the Group’s derivative positions recorded under derivative financial assets and derivative financial liabilities are as follows:

	(₹ in Crore)
	As at March 31, 2020		As at March 31, 2019
Derivative Financial Instruments	Assets	Liabilities	Assets	Liabilities
Current
Cash flow hedge*
- Commodity contracts	104	—	3	6
- Forward foreign currency contracts	—	—	37	1
- Interest rate swap	—	3	—	—
Fair Value hedge
- Commodity contracts	100	11	3	—
- Forward foreign currency contracts	212	36	5	—
Non-qualifying hedges/economic hedge
- Commodity contracts	6	20	5	72
- Forward foreign currency contracts	269	25	25	366
- Cross currency swap	1	1	0	6

Total	692	96	78	451

Non-current
Cash flow hedge*
- Interest rate swap	—	8	—	—
Non-qualifying hedges/economic hedge
- Forward foreign currency contracts	3	37	—	99

Total	3	45	—	99

*	Refer consolidated statements of profit and loss and consolidated statement of changes in equity for the change in the fair value of cash flow hedges.

458  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

23.	PROVISIONS

	(₹ in Crore)
	As at March 31, 2020			As at March 31, 2019
Particulars	Non-current	Current	Total	Non-current	Current	Total
Provision for employee benefits [a] (Refer note 30)
- Retirement Benefit	156	112	268	145	122	267
- Others	14	170	184	10	200	210
Provision for restoration, rehabilitation and environmental costs [b]	2,658	19	2,677	2,441	13	2,454
Other provisions [b]	—	54	54	—	52	52

Total	2,828	355	3,183	2,596	387	2,983

a)	Provision for employee benefits includes gratuity, compensated absences, deferred cash bonus etc.

		(₹ in Crore)
	Restoration, rehabilitation and	Others
b) Particulars	environmental costs (Refer c)	(Refer d)
As at April 1, 2018	2,201	51

Additions	18	1
Amounts Utilised	(13)	—
Unused amounts reversed	(8)	—
Unwinding of discount (Refer note 31)	93	—
Revision in estimates	136	—
Exchange differences	27	—

As at March 31, 2019	2,454	52

Additions	69	2
Amounts Utilised	(14)	—
Unused amounts reversed	—	—
Unwinding of discount (Refer note 31)	96	—
Revision in estimates	(50)	—
Exchange differences	122	—

As at March 31, 2020	2,677	54

c)	Restoration, rehabilitation and environmental costs

The provisions for restoration, rehabilitation and environmental liabilities represent the management’s best estimate of the costs which will be incurred in the future to meet the Group’s obligations under existing Indian, Australian, Namibian, South African and Irish law and the terms of the Group’s exploration and other licences and contractual arrangements.

Within India, the principal restoration and rehabilitation provisions are recorded within Oil & Gas business where a legal obligation exists relating to the oil and gas fields, where costs are expected to be incurred in restoring the site of production facilities at the end of the producing life of an oil field. The Group recognises the full cost of site restoration as a liability when the obligation to rectify environmental damage arises.

These amounts are calculated by considering discount rates within the range of 2% to 10%, and become payable on closure of mines and are expected to be incurred over a period of one to thirty years . The lower range of discount rate is at Cairn India & Zinc International operations in Ireland and higher range is at Zinc International operations in African Countries.

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production from a producing field.

d)	Other provisions

Other provisions include provision for disputed cases and claims.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  459

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

24.	OTHER LIABILITIES

						(₹ in Crore)
	As at March 31, 2020			As at March 31, 2019
Particulars	Non-current	Current	Total	Non-current	Current	Total
Amount payable to owned post-employment benefit trust (Refer note 38)	—	28	28	—	77	77
Other statutory Liabilities[a]	—	3,155	3,155	—	3,121	3,121
Deferred government grant[b]	4,399	213	4,612	4,409	182	4,591
Advance from customers[c]	168	7,887	8,055	—	9,194	9,194
Advance from related party	—	21	21	—	2	2
Other liabilities	3	169	172	—	196	196

Total	4,570	11,473	16,043	4,409	12,772	17,181

a)	Statutory liabilities mainly includes contribution to Provident fund, ESIC, withholding taxes, goods & services tax, VAT, service tax etc.
b)

Represents government assistance in the form of the duty benefit availed under Export Promotion Capital Goods (EPCG) Scheme and SEZ scheme on purchase of property, plant and equipment accounted for as government grant and being amortised over the useful life of such assets.

c)

Advance from customers are contract liabilities to be settled through delivery of goods. The amount of such balances as on April 01, 2019 was ₹ 9,196 Crore (April 01, 2018: ₹ 4,944 Crore). During the current year, the Group has refunded ₹ 650 Crore (FY 2018-19 ₹ 1,046 Crore) to the customers and recognised revenue of ₹ 8,489 Crore (FY 2018-19: ₹ 3,787 Crore) out of such opening balances. All other changes are either due to receipt of fresh advances or exchange differences.

25.	A) Revenue from operations

		(₹ in Crore)
	Year ended	Year ended
Particulars	March 31, 2020	March 31, 2019
Sale of products	81,656	89,009
Sale of services	216	220
Revenue from contingent rents	1,673	1,672

Total	83,545	90,901

a)

Revenue from sale of products and from sale of services for the year ended March 31, 2020 includes revenue from contracts with customers of ₹ 81,896 Crore (March 31, 2019: ₹ 90,075 Crore) and a net loss on mark-to-market of ₹ 1,300 Crore (March 31, 2019: ₹ 846 Crore) on account of gains/ losses relating to sales that were provisionally priced as at March 31, 2019 with the final price settled in the current year, gains/ losses relating to sales fully priced during the year, and marked to market gains/ losses relating to sales that were provisionally priced as at March 31, 2020.

b)

Government of India (GoI) vide Office Memorandum (“OM”) No. O-19025/10/2005-ONG-DV dated February 01, 2013 allowed for Exploration in the Mining Lease Area after expiry of Exploration period and prescribed the mechanism for recovery of such Exploration Cost incurred. Vide another Memorandum dated October 24, 2019, GoI clarified that all approved Exploration costs incurred on Exploration activities, both successful and unsuccessful, are recoverable in the manner as prescribed in the OM and as per the provisions of PSC. Accordingly, during the current year, the Group has recognised revenue of ₹ 1,276 Crore, for past exploration costs, through increased share in the joint operations revenue as the Group believes that cost recovery mechanism prescribed under OM for profit petroleum payable to GOI is not applicable to its Joint operation partner, view which is also supported by an independent legal opinion. However, the Joint operation partner carries a different understanding and the matter is pending resolution.

460  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

c)

Majority of the Group’s sales are against advance or are against letters of credit/ cash against documents/ guarantees of banks of national standing. Where sales are made on credit, the amount of consideration does not contain any significant financing component as payment terms are within three months.

As per the terms of the contract with its customers, either all performance obligations are to be completed within one year from the date of such contracts or the Group has a right to receive consideration from its customers for all completed performance obligations. Accordingly, the Group has availed the practical expedient available under paragraph 121 of Ind AS 115 and dispensed with the additional disclosures with respect to performance obligations that remained unsatisfied (or partially unsatisfied) at the balance sheet date. Further, since the terms of the contracts directly identify the transaction price for each of the completed performance obligations, in all material respects, there are no elements of transaction price which have not been included in the revenue recognised in the financial statements.

Further, there is no material difference between the contract price and the revenue from contract with customers.

B)	Other operating income

		(₹ in Crore)
	Year ended	Year ended
Particulars	March 31, 2020	March 31, 2019
Export incentives	409	458
Scrap sales	316	396
Miscellaneous income	177	293

Total	902	1,147

26.	OTHER INCOME

		(₹ in Crore)
	Year ended	Year ended
Particulars	March 31, 2020	March 31, 2019
Net gain on investment measured at FVTPL[a]	558	1,988
Interest income from investments measured at FVTPL	1,015	929
Interest income from financial assets at amortised cost
- Bank deposits	218	143
- Loans	2	8
- Others	367	217
Interest on income tax refund	29	119
Dividend Income from
- financial assets at FVTPL	48	30
- financial assets at FVOCI	4	1
Deferred government grant income (Refer note 24)	205	183
Miscellaneous income	64	400

Total	2,510	4,018

a)	Includes loss of ₹ 362 Crore (March 31, 2019: mark to market gain of ₹ 1,041 Crore) relating to structured investment (Refer note 38)

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  461

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

27.	CHANGES IN INVENTORIES OF FINISHED GOODS AND WORK-IN-PROGRESS*

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Opening Stock:
Finished Goods	1,438	626
Work in Progress	2,527	3,012

	3,965	3,638

Add: Foreign exchange translation	(6)	(9)
Add: Finished Goods acquired as part of business combination	—	205
Less: Closing Stock
Finished Goods	1,270	1,438
Work in Progress	3,323	2,527

	4,593	3,965

Sub-total	(634)	(131)
Add / (Less): Copper Concentrate (raw material) sold during the year	1,651	203

Total	1,017	72

*	Inventories include goods-in-transit

28.	EMPLOYEE BENEFITS EXPENSE [a]

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Salaries and Wages	2,760	3,121
Share based payments (Refer note 29)	73	118
Contributions to provident and other funds (Refer note 30)	173	180
Staff welfare expenses	242	245
Less: Cost allocated/directly booked in joint ventures	(576)	(641)

Total	2,672	3,023

(a)	net of capitalisation of ₹ 159 Crore (March 31, 2019: ₹ 78 Crore)

29.	SHARE BASED PAYMENTS

The Company offers equity based and cash based option plans to its employees, officers and directors through the Company’s stock option plan introduced in 2016, Cairn India’s stock option plan now administered by the Company pursuant to merger with the Company and Vedanta Resources Limited (earlier known as Vedanta Resources Plc) plans [Vedanta Resources Long-Term Incentive Plan (“LTIP”), Employee Share Ownership Plan (“ESOP”), Performance Share Plan (“PSP”) and Deferred Share Bonus Plan (“DSBP”)] collectively referred as ‘VRL ESOP’ scheme.

The Vedanta Limited Employee Stock Option Scheme (ESOS) 2016

The Company introduced an Employee Stock Option Scheme 2016 (“ESOS”), which was approved by the Vedanta Limited shareholders to provide equity settled incentive to all employees of the Company including subsidiary companies. The ESOS scheme includes tenure based, business performance (EBITDA) based and market performance based stock options. The maximum value of options that can be awarded to members of the wider management group is calculated by reference to the grade average cost-to-company (“CTC”) and individual grade of the employee. The performance conditions attached to the option is measured by comparing Company’s performance in terms of Total Shareholder Return (“”TSR””) over the performance period with the performance of two group of comparator companies (i.e. Indian and global comparator companies) defined in the scheme. The extent to which an option vests will depend on the Company’s TSR rank against a group or groups of peer companies at the end of the performance period and as moderated by the Remuneration Committee.

Options granted during the year ended March 31, 2020 includes business performance based, sustained individual performance based and market performance based stock options. Business performances will be measured using Volume, Cost, Net Sales Realisation, EBITDA, free cash flow or a combination of these for the respective business/ SBU entities.

462  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

The exercise price of the options is ₹ 1 per share and the performance period is three years, with no re-testing being allowed.

The details of share options for the year ended March 31, 2020 is presented below:

Financial Year of Grant	Exercise Period	Options outstanding April 1, 2019	Options granted during the year	Options transferred from Parent/ fellow subsidiaries	Options forfeited during the year	Options exercised during the year*	Options expired during the year	Options outstanding March 31, 2020	Options exercisable March 31, 2020
2016-17	December 15, 2019 - June 14, 2020	65,08,226	—	—	48,19,269	6,20,441	—	10,68,516	10,68,516
2017-18	September 1, 2020 - February 28, 2021	82,74,393	—	—	12,46,468	—	—	70,27,925	—
2017-18	October 16, 2020 - April 15, 2021	11,126	—	—	—	—	—	11,126	—
2017-18	November 1, 2020 - April 30, 2021	27,638	—	—	27,638	—	—	—	—
2018-19	November 1, 2021 - April 30, 2022	1,35,66,200	—	—	21,46,154	—	—	1,14,20,046	—
2018-19	Cash settled	10,47,660	—	2,11,170	1,89,674	—	—	10,69,156	—
2019-20	November 29, 2022 - May 28, 2023	—	1,67,13,640	—	8,32,310	—	—	1,58,81,330	—
2019-20	Cash settled	—	20,37,690	—	1,40,990	—	—	18,96,700	—

		2,94,35,243	1,87,51,330	2,11,170	94,02,503	6,20,441	—	3,83,74,799	10,68,516

*

excludes 58,420 options exercised during the year regarding which the transaction could not be completed before March 31, 2020 and hence, the corresponding shares were were not transferred to the concerned employees.

The details of share options for the year ended March 31, 2019 is presented below:

Financial Year of Grant	Exercise Period	Options outstanding April 1, 2018	Options granted during the year	Options transferred from Parent/ fellow subsidiaries	Options forfeited during the year	Options exercised during the year	Options expired during the year	Options outstanding March 31, 2019	Options exercisable March 31, 2019
2016-17	December 15, 2019 - June 14, 2020	70,98,602	—	—	5,90,376	—	—	65,08,226	—
2017-18	September 1, 2020 - February 28, 2021	96,17,340	—	—	13,42,947	—	—	82,74,393	—
2017-18	October 16, 2020 - April 15, 2021	11,570	—	—	444	—	—	11,126	—
2017-18	November 1, 2020 - April 30, 2021	28,740	—	—	1,102	—	—	27,638	—
2018-19	November 1, 2021 - April 30, 2022	—	1,37,93,980	—	2,27,780	—	—	1,35,66,200	—
2018-19	Cash settled	—	10,76,120	—	28,460	—	—	10,47,660	—

		1,67,56,252	1,48,70,100	—	21,91,109	—	—	2,94,35,243	—

The fair value of all options has been determined at the date of grant of the option allowing for the effect of any market-based performance conditions. This fair value, adjusted by the Group’s estimate of the number of options that will eventually vest as a result of non-market conditions, is expensed over the vesting period.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  463

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Business Performance-Based and Sustained Individual Performance-Based Options:

The fair values of stock options following these types of vesting conditions have been estimating using the Black-Scholes-Merton Option Pricing model. The value arrived at under this model has been then multiplied by the expected % vesting based on business performance conditions (only for business performance-based options) and the expected multiplier on account of sustained individual performance (for both type of options). The inputs used in the Black-Scholes-Merton Option Pricing model include the share price considered as of the valuation date, exercise price as per the scheme/ plan of the options, expected dividend yield (estimated based on actual/ expected dividend trend of the company), expected tenure (estimated as the remaining vesting period of the options), the risk-free rate (considered as the zero coupon yield as of the valuation date for a term commensurate with the expected tenure of the options) and expected volatility (estimated based on the historical volatility of the return in company’s share prices for a term commensurate with the expected tenure of the options). The exercise period of 6 months post vesting period has not been considered as the options are expected to be exercised immediately post the completion of the vesting period.

Total Shareholder Returns-Based Options:

The fair values of stock options following this type of vesting condition has been estimated using the Monte Carlo Simulation method. This method has been used to simulate the expected share prices for Vedanta Limited and the companies of the comparator group over the vesting period of the options. Based on the simulated prices, the expected pay-off at the end of the vesting period has been estimated and present valued to the valuation date. Further, based on the simulated share prices and expected dividends the relative rank of Vedanta Limited’s share price return has been estimated vis-à-vis the Indian and Global Group of the comparator group. This rank has been used to estimate expected % vesting of the options under this type of vesting condition. The inputs to the monte carlo simulation method include expected tenure (estimated as the remaining vesting period of the options), the risk-free rate (considered as the zero coupon yield as of the valuation date for a term commensurate with the expected tenure of the options), expected dividend yield (estimated based on the actual dividend trend of the companies), expected volatility (estimated based on the historical volatility of the return in the company’s share prices for a term commensurate with the expected tenure of the options). The exercise period of 6 months post the vesting period has not been considered as the options are expected to be exercised immediately post the completion of the vesting period.

The assumptions used in the calculations of the charge in respect of the ESOS options granted during the year ended March 31, 2020 and March 31, 2019 are set out below:

(₹ in Crore)
Particulars	Year ended March 31, 2020 ESOS 2019	Year ended March 31, 2019 ESOS November 2018
Number of Options	Cash settled -20,37,690 Equity settled - 1,67,13,640	Cash settled - 10,76,120 Equity settled - 1,37,93,980
Exercise Price	₹ 1	₹ 1
Share Price at the date of grant	₹ 144.60	₹ 195.00
Contractual Life	3 years	3 years
Expected Volatility	36.64%	44.3%
Expected option life	3 years	3 years
Expected dividends	7.96%	6.50%
Risk free interest rate	5.68%	7.70%
Expected annual forfeitures	10%p.a.	10%p.a.
Fair value per option granted (Non-market performance based and market performance based)	₹ 102.30/ ₹ 72.12	₹ 159.9/₹ 96.3

Weighted average share price at the date of exercise of stock options was ₹ 126.02 (March 31, 2019: NA)

The weighted average remaining contractual life for the share options outstanding was 2.28 years (March 31, 2019: 2.32 years).

The Group recognised total expenses of ₹ 75 Crore (March 31, 2019 ₹ 82 Crore) related to equity settled share-based payment transactions for the year ended March 31, 2020. The total expense recognised on account of cash settled share based plan during the year ended March 31, 2020 is ₹ 2 Crore (March 31, 2019: 1 Crore) and the carrying value of cash settled share based compensation liability as at March 31, 2020 is ₹ 1 Crore (March 31, 2019: 1 Crore).

464  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Employee stock option plans of erstwhile Cairn India Limited:

The Company has provided CIESOP share based payment scheme to its employees.

CIESOP plan

There are no specific vesting conditions under CIESOP plan other than completion of the minimum service period of 3 years from the date of grant. Phantom options are exercisable proportionate to the period of service rendered by the employee subject to completion of one year. The exercise period is 7 years from the vesting date.

Details of employees stock option plans is presented below:

	Year ended March 31, 2020		Year ended March 31, 2019
CIESOP Plan	Number of options	Weighted average exercise price in ₹	Number of options	Weighted average exercise price in ₹
Outstanding at the beginning of the year	64,77,059	279.2	71,30,625	275.5
Granted during the year	Nil	NA	Nil	NA
Expired during the year	6,58,663	200.1	90,896	187.0
Exercised during the year	Nil	NA	2,35,169	189.0
Forfeited / cancelled during the year	4,76,656	288.1	3,27,501	287.2
Outstanding at the end of the year	53,41,740	288.2	64,77,059	279.2
Exercisable at the end of the year	53,41,740	288.2	64,77,059	279.2

Weighted average share price at the date of exercise of stock options is ₹ NA (March 31, 2019: ₹ 232.7)

Scheme	Range of exercise price in ₹	Weighted average remaining contractual life of options (in years)	Weighted average exercise price in ₹
The details of exercise price for stock options outstanding as at March 31, 2020 are:
CIESOP Plan	286.85-291.25	1.46	288.2
The details of exercise price for stock options outstanding as at March 31, 2019 are:
CIESOP Plan	200.05-291.25	2.24	279.2

Employee share option plan of Vedanta Resources Limited (earlier known as Vedanta Resources Plc)

The value of shares that are awarded to members of the Group is calculated by reference to the individual fixed salary and share-based remuneration consistent with local market practice. ESOP scheme of Vedanta Resources Limited is both tenure and performance based share schemes. The options are indexed to and settled by Parent’s shares (Vedanta Resources Limited shares as defined in the scheme). The options have a fixed exercise price denominated in Parent’s functional currency (10 US cents per share), the performance period of each option is three years and is exercisable within a period of six months from the date of vesting beyond which the option lapses.

During the previous year, through an open offer all the outstanding equity settled options were bought back by Vedanta Resources Limited’s parent, Volcan Investments Limited. On account of delisting of Vedanta Resources Limited, the cash based options were also early settled. The accelerated charge on account of early settlement of both the equity settled and cash settled options was recognised in the Consolidated Statement of Profit and Loss.

Amount recovered by the Parent and recognised by the Group for the year ended March 31, 2019 is ₹ 15 Crore. The Group considers these amounts as not material and accordingly has not provided further disclosures.

The Group has awarded certain cash settled share based options indexed to Parents’ shares (Vedanta Resources Limited shares) and shares of any of its subsidiaries. The total expense recognised on account of cash settled share based plan during the year ended March 31, 2020 is ₹ 21 Crore (March 31, 2019: ₹ 21 Crore) and the carrying value of cash settled share based compensation liability as at March 31, 2020 is ₹ 51 Crore (March 31, 2019: ₹ 34 Crore).

Out of the total expense of ₹ 98 Crore (March 31, 2019: ₹ 119 Crore) pertaining to equity settled and cash settled options for the year ended March 31, 2020, the Group has capitalised ₹ 25 Crore (March 31, 2019: ₹ 1 Crore) expense for the year ended March 31, 2020.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  465

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

30.	EMPLOYEE BENEFIT PLANS

The Group participates in defined contribution and benefit plans, the assets of which are held (where funded) in separately administered funds.

For defined contribution plans the amount charged to the consolidated statement of profit and loss is the total amount of contributions payable in the year.

For defined benefit plans, the cost of providing benefits under the plans is determined by actuarial valuation separately each year for each plan using the projected unit credit method by independent qualified actuaries as at the year end. Remeasurement gains and losses arising in the year are recognised in full in other comprehensive income for the year.

i)	Defined contribution plans

The Group contributed a total of ₹ 84 Crore and ₹ 72 Crore for the year ended March 31, 2020 and March 31, 2019 respectively to the following defined contribution plans.

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Employer’s contribution to recognised provident fund and family pension fund	63	55
Employer’s contribution to superannuation and National Pension Scheme	21	17

Total	84	72

Indian pension plans

Central recognised provident fund

In accordance with the ‘The Employees Provident and Miscellaneous Provisions Act, 1952’, employees are entitled to receive benefits under the Provident Fund. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (12% for 2020 and 2019) of an employee’s basic salary. All employees have an option to make additional voluntary contributions. These contributions are made to the fund administered and managed by the Government of India (GOI) or to independently managed and approved funds. The Group has no further obligations under the fund managed by the GOI beyond its monthly contributions which are charged to the consolidated statement of profit and loss in the year they are incurred.

Family pension fund

The Pension Fund was established in 1995 and is managed by the Government of India. The employee makes no contribution to this fund but the employer makes a contribution of 8.33% of salary each month subject to a specified ceiling per employee. This is provided for every permanent employee on the payroll.

At the age of superannuation, contributions ceases and the individual receives a monthly payment based on the level of contributions through the years, and on their salary scale at the time they retire, subject to a maximum ceiling of salary level. The Government funds these payments, thus the Group has no additional liability beyond the contributions that it makes, regardless of whether the central fund is in surplus or deficit.

Superannuation

Superannuation, another pension scheme, is applicable only to executives above certain grade. However, in case of the oil & gas business (applicable from the second year of employment) and Iron Ore Segment, the benefit is applicable to all executives. Vedanta Limited and each relevant Indian subsidiary holds a policy with Life Insurance Corporation of India (“LIC”), to which each of these entities contributes a fixed amount relating to superannuation and the pension annuity is met by LIC as required, taking into consideration the contributions made. The Group has no further obligations under the scheme beyond its monthly contributions which are charged to the consolidated statement of profit and loss in the year they are incurred.

National Pension Scheme

National Pension Scheme is a retirement savings account for social security and welfare applicable for executives covered under the superannuation benefit of Vedanta Limited and each relevant Indian subsidiary, on a choice basis. It was introduced to enable employees to select the treatment of superannuation component of their fixed salaries and avail the benefits offered by National Pension Scheme launched by Government of India. Vedanta Limited and each relevant entity holds a corporate account with one of the pension fund managers authorised by the Government of India to which each of the entity contributes a fixed amount relating to superannuation and the pension annuity will be met by the fund manager as per rules of National Pension Scheme. The Group has no further obligations under the scheme beyond its monthly contributions which are charged to the consolidated statement of profit and loss in the year they are incurred.

466  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Australian pension scheme

The Group also participates in defined contribution superannuation schemes in Australia. The contribution of a proportion of an employee’s salary in a superannuation fund is a compulsory legal requirement in Australia. The employer contributes, into the employee’s fund of choice, 9.50% of an employee’s gross remuneration where the employee is covered by an industrial agreement and 12.50% of the basic remuneration for all other employees. All employees have an option to make additional voluntary contributions. The Group has no further obligations under the scheme beyond its monthly contributions which are charged to the consolidated statement of profit and loss in the year they are incurred.

Skorpion Zinc Provident Fund, Namibia

The Skorpion Zinc Provident Fund is a defined contribution fund and is compulsory to all full time employees under the age of 60. The Group contribution to the fund is a fixed percentage of 9% per month of pensionable salary, whilst the employee contributes 7% with the option of making additional contributions, over and above the normal contribution, up to a maximum of 12%.

“Normal retirement age is 60 years and benefit payable is the member’s fund credit which is equal to all employer and employee contributions plus interest. The same applies when an employee resigns from Skorpion Zinc. The Fund provides disability cover which is equal to the member’s fund credit and a death cover of two times annual salary in the event of death before retirement.

The Group has no additional liability beyond the contributions that it makes. Accordingly, this scheme has been accounted for on a defined contribution basis and contributions are charged directly to the consolidated statement of profit and loss in the year they are incurred.

Black Mountain (Pty) Limited, South Africa Pension and Provident Funds

Black Mountain Mining (Pty) Ltd has two retirement funds, both administered by Alexander Forbes, a registered financial service provider. The purpose of the funds is to provide retirement and death benefits to all eligible employees.

Group contributes at a fixed percentage of 10.5% for up to supervisor grade and 15% for others.

Membership of both funds is compulsory for all permanent employees under the age of 60. The Group has no additional liability beyond the contributions that it makes. Accordingly, this scheme has been accounted for on a defined contribution basis and contributions are charged directly to the consolidated statement of profit and loss in the year they are incurred.

ii)	Defined benefit plans

(a)

Contribution to provident fund trust (the “trusts”) of Iron ore division, Bharat Aluminium Company Limited (BALCO), Hindustan Zinc Limited (HZL), Sesa Resources Limited (SRL) and Sesa Mining Corporation Limited (SMCL)

The provident funds of Iron ore division, BALCO, HZL, SRL and SMCL are exempted under section 17 of The Employees Provident Fund and Miscellaneous Provisions Act, 1952. Conditions for grant of exemption stipulates that the employer shall make good deficiency, if any, between the return guaranteed by the statute and actual earning of the Fund. Based on actuarial valuation in accordance with Ind AS 19 and Guidance note issued by Institute of Actuaries of India for interest rate guarantee of exempted provident fund liability of employees, there is no interest shortfall that is required to be met by Iron ore division, BALCO, HZL, SRL and SMCL as of March 31, 2020 and March 31, 2019. Having regard to the assets of the fund and the return on the investments, the Group does not expect any deficiency in the foreseeable future.

The Group contributed a total of ₹ 47 Crore for the year ended March 31, 2020 and ₹ 68 Crore for the year ended March 31, 2019 in relation to the independently managed and approved funds. The present value of obligation and the fair value of plan assets of the trust are summarised below.

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Fair value of plan assets of trusts	2,344	2,195
Present value of defined benefit obligation	(2,299)	(2,116)

Net liability arising from defined benefit obligation	NIL	NIL

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CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Percentage allocation of plan assets of trust

Assets by category	As at March 31, 2020	As at March 31, 2019
Government Securities	61.68%	65.66%
Debentures / bonds	36.67%	33.09%
Equity	1.65%	1.25%
Fixed deposits	0.00%	0.00%

The remeasurement loss of ₹ 152 Crore has been charged to Other Comprehensive Income (OCI) during the year.

(b)	Post-Retirement Medical Benefits:

The Group has a scheme of medical benefits for employees at BMM and BALCO subsequent to their retirement on completion of tenure including retirement on medical grounds and voluntary retirement on contributory basis. The scheme includes employee’s spouses as well. Based on an actuarial valuation conducted as at year-end, a provision is recognised in full for the benefit obligation. The obligation relating to post-retirement medical benefits as at March 31, 2020 was ₹ 79 Crore (March 31, 2019: ₹ 65 Crore). The obligation under this plan is unfunded. The Group considers these amounts as not material and accordingly has not provided further disclosures as required by Ind AS 19 ‘Employee benefits’. The current service cost for the year ending March 31, 2020 of ₹ 1 Crore (March 31, 2019: ₹ 1 Crore) has been recognised in consolidated statement of profit and loss. The remeasurement losses / (gains) and net interest on the obligation of post-retirement medical benefits of ₹ 14 Crore (March 31, 2019: ₹ 1 Crore loss) and ₹ 6 Crore (March 31, 2019: ₹ 5 Crore) for the year ended March 31, 2020 have been recognised in other comprehensive income and finance cost respectively.

(c)	Other Post-employment Benefits:

India - Gratuity plan

In accordance with the Payment of Gratuity Act of 1972, Vedanta Limited and its Indian subsidiaries contribute to a defined benefit plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, disability or termination of employment being an amount based on the respective employee’s last drawn salary and the number of years of employment with the Group.

Based on actuarial valuations conducted as at year end using the projected unit credit method, a provision is recognised in full for the benefit obligation over and above the funds held in the Gratuity Plan. For entities where the plan is unfunded, full provision is recognised in the consolidated balance sheet.

The iron ore and oil & gas division of Vedanta Limited SRL, SMCL and HZL have constituted a trust recognised by Income Tax Authorities for gratuity to employees and contributions to the trust are funded with Life Insurance Corporation of India (LIC), ICICI Prudential Life Insurance Company Limited and HDFC Standard Life Insurance.

Principal actuarial assumptions

Principal actuarial assumptions used to determine the present value of the Other post-employment benefit Plan obligation are as follows:

Particulars	As at March 31, 2020	As at March 31, 2019
Discount rate	6.80%	7.80%
Expected rate of increase in compensation level of covered employees	2%-15%	2%-15%
Mortality table	IALM (2012-14)	IALM (2006-08)

Amount recognised in the consolidated balance sheet consists of:

		(₹ in Crore)
Particulars	As at March 31, 2020	As at March 31, 2019
Fair value of plan assets	442	387
Present value of defined benefit obligations	(631)	(589)

Net liability arising from defined benefit obligation	(189)	(202)

468  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Amounts recognised in consolidated statement of profit and loss in respect of Other post-employment benefit plan are as follows:

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Current service cost	41	39
Net interest cost	15	16

Components of defined benefit costs recognised in consolidated statement of profit and loss	56	55

Amounts recognised in other comprehensive income in respect of Other post-employment benefit plan are as follows:

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Re-measurement of the net defined benefit obligation:-
Actuarial losses/ (gains) arising from changes in financial assumptions	16	(6)
Actuarial losses arising from experience adjustments	28	41
Actuarial (gains)/ losses arising from changes in demographic assumptions	(1)	2
Actuarial losses on plan assets (excluding amounts included in net interest cost)	1	2

Components of defined benefit costs recognised in other comprehensive income	44	39

The movement of the present value of the Other post-employment benefit plan obligation is as follows:

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Opening balance	589	546
Acquired in business combination	—	15
Current service cost	41	39
Benefits paid	(87)	(90)
Interest cost	45	42
Actuarial losses / (gains) arising from changes in assumptions	43	37

Closing balance	631	589

The movement in the fair value of Other post-employment benefit plan assets is as follows:

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Opening balance	387	339
Acquired in business combination	—	16
Contributions received	86	82
Benefits paid	(60)	(74)
Re-measurement gain/(loss) arising from return on plan assets	(1)	(2)
Interest income	30	26

Closing balance	442	387

The above plan assets have been invested in the qualified insurance policies.

The actual return on plan assets was ₹ 29 Crore for the year ended March 31, 2020 and ₹ 24 Crore for the year ended March 31, 2019.

The weighted average duration of the defined benefit obligation is 14.3 years and 14.7 years as at March 31, 2020 and March 31, 2019 respectively.

The Group expects to contribute ₹ 57 Crore to the funded defined benefit plans during the year ending March 31, 2021.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  469

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Sensitivity analysis for Defined Benefit Plan

Below is the sensitivity analysis determined for significant actuarial assumptions for the determination of defined benefit obligation and based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period while holding all other assumptions constant.

	(₹ in Crore)
Increase / (Decrease) in defined benefit obligation	As at March 31, 2020	As at March 31, 2019
Discount rate
Increase by 0.50%	(21)	(18)
Decrease by 0.50%	23	20
Expected rate of increase in compensation level of covered employees
Increase by 0.50%	20	20
Decrease by 0.50%	(20)	(17)

The above sensitivity analysis may not be representative of the actual benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

In presenting the above sensitivity analysis, the present value of defined benefit obligation has been calculated using the projected unit credit method at the end of reporting period, which is the same as that applied in calculating the defined obligation liability recognised in the consolidated balance sheet.

Risk analysis

Group is exposed to a number of risks in the defined benefit plans. Most significant risks pertaining to defined benefit plans and management estimation of the impact of these risks are as follows:

Investment risk

Most of the Indian defined benefit plans are funded with Life Insurance Corporation of India (LIC), ICICI Prudential Life (ICICI) and HDFC Standard Life. Group does not have any liberty to manage the fund provided to LIC, ICICI prudential and HDFC Standard Life.

The present value of the defined benefit plan obligation is calculated using a discount rate determined by reference to Government of India bonds for Group’s Indian operations. If the return on plan asset is below this rate, it will create a plan deficit.

Interest risk

A decrease in the interest rate on plan assets will increase the net plan obligation.

Longevity risk / Life expectancy

The present value of the defined benefit plan obligation is calculated by reference to the best estimate of the mortality of plan participants both during and at the end of the employment. An increase in the life expectancy of the plan participants will increase the plan obligation.

Salary growth risk

The present value of the defined benefit plan obligation is calculated by reference to the future salaries of plan participants. An increase in the salary of the plan participants will increase the plan obligation.

470  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

31.	FINANCE COST

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Interest expense on financial liabilities at amortised cost [a,c,d]	5,617	6,042
Other finance costs	261	364
Net interest on defined benefit arrangement	21	21
Unwinding of discount on provisions (Refer note 23)	96	93
Exchange difference regarded as an adjustment to borrowing cost	7	3
Less : Capitalisation of finance cost/borrowing cost [b] (Refer note 6)	(1,017)	(834)
Less: Cost allocated/directly booked in joint ventures	(8)	(0)

Total	4,977	5,689

a)	Includes Nil (March 31, 2019: ₹ 157 Crore) on redeemable preference shares (including dividend distribution tax).
b)	Interest rate of 7.49% (March 31, 2019: 7.30%) was used to determine the amount of general borrowing costs eligible for capitalisation in respect of qualifying asset for the year ended March 31, 2020.
c)	Interest expense on income taxes is ₹ 0 Crore (March 31, 2019: ₹ 17 Crore).
d)	Interest expense on lease liabilities for the year ended March 31, 2020 is ₹ 25 Crore.

32.	OTHER EXPENSES

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Cess on crude oil	2,315	2,971
Royalty	2,670	2,891
Consumption of stores and spare parts	2,601	2,456
Share of expenses in producing oil and gas blocks	2,471	2,299
Repairs to Plant and equipment	2,517	2,153
Repairs to building	196	203
Repairs others	161	168
Carriage	1,539	1,568
Mine Expenses	2,242	1,934
Net loss on foreign currency transactions and translation	733	809
Other Selling Expenses	16	25
Insurance	193	185
Loss on sale/disposal of fixed asset (net)	56	68
Rent*	42	93
Rates and taxes	80	55
Amortisation of prepaid lease charges	—	9
Exploration costs written off (Refer note 6)	3	50
Bad trade receivables and advances written off	17	33
Provision for doubtful advances/ expected credit loss	104	(33)
Miscellaneous expenses	4,542	4,079
Less: Cost allocated/directly booked in joint ventures	(305)	(388)

Total	22,193	21,628

*	Rent for the year ended March 31, 2020 represents expense on short-term/ low value leases.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  471

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

33.	EXCEPTIONAL ITEMS

						(₹ in Crore)
	Year ended March 31, 2020			Year ended March 31, 2019
Particulars	Exceptional Items	Tax effect of exceptional items	Exceptional items after tax	Exceptional Items	Tax effect of exceptional items	Exceptional items after tax
Impairment (charge)/ reversal
- relating to property, plant and equipment and exploration assets - Oil & gas segment [a]	(15,907)	6,197	(9,710)	261	(91)	170
- relating to other property, plant and equipment and other assets - Copper segment [c]	(669)	234	(435)	—	—	—
- relating to other property, plant and equipment and other assets - Other segment [b]	(504)	77	(427)	—		—
Provision on receivables subject to Litigation [d,e]	(556)	93	(463)	—
Revision of Renewable Purchase Obligation (RPO) pursuant to the Odisha Electricity Regulatory Commission notification [f]	168	(59)	109	—	—	—
Interest income on claims based on Supreme Court order [g]	82	(21)	61	—	—	—
Reversal of interest provision pursuant to Supreme Court order [h]	—	—	—	59	(21)	38

Total	(17,386)	6,521	(10,865)	320	(112)	208

a)

During the year ended March 31, 2020 and March 31, 2019, the Group has recognised impairment charge of ₹ 15,907 Crore and reversal of ₹ 261 Crore respectively, on its assets in the oil and gas segment comprising of:

(i)

Impairment charge of ₹ 15,150 Crore relating to Rajasthan oil and gas block (“RJ CGU”) triggered by the significant fall in the crude oil prices. Of this charge, ₹ 14,113 Crore impairment charge has been recorded against oil and gas producing facilities and ₹ 1,037 Crore impairment charge has been recorded against exploration intangible assets under development. The valuation remains dependent on price and further changes in long term prices may result in changes to impairment.

For oil & gas assets, CGU’s identified are on the basis of a production sharing contract (PSC) level, as it is the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.

The recoverable amount of the RJ CGU of ₹ 10,514 Crore (US$ 1,405 million) was determined based on the fair value less costs of disposal approach, a level-3 valuation technique in the fair value hierarchy, as it more accurately reflects the recoverable amount based on our view of the assumptions that would be used by a market participant. This is based on the cash flows expected to be generated by the projected oil and natural gas production profiles up to the expected dates of cessation of production sharing contract (PSC)/cessation of production from each producing field based on the current estimates of reserves and risked resources. Reserves assumptions for fair value less costs of disposal tests consider all reserves that a market participant would consider when valuing the asset, which are usually broader in scope than the reserves used in a value-in-use test. Discounted cash flow analysis used to calculate fair value less costs of disposal uses assumption for short-term oil price of US$ 38 per barrel for the next one year and scales upto long-term nominal price of US$ 57 per barrel three years thereafter derived from a consensus of various analyst recommendations. Thereafter, these have been escalated at a rate of 2% per annum. The cash flows are discounted using the post-tax nominal discount rate of 10.35% derived from the post-tax weighted average cost of capital after factoring the risks ascribed to the successful implementation of key growth projects. Additionally, in computing the recoverable value, the effects of market participant’s response on production sharing contract matters have also been appropriately considered. Based on the sensitivities carried out by the Group, change in crude price assumptions by US$ 1/bbl and changes to discount rate by 1% would lead to a change in recoverable value by ₹ 337 Crore (US$ 45 million) and ₹ 494 Crore (US$ 66 million) respectively.

472  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

(ii) Impairment charge of ₹ 225 Crore relating to KG-ONN-2003/1 CGU mainly due to the reduction in crude oil price forecast.

The recoverable amount of the CGU, ₹ 147 Crore (US$ 20 million) was determined based on fair value less cost of disposal approach as described in above paragraph. Discounted cash flow analysis used to calculate fair value less costs of disposal uses assumption for oil price as described in above paragraph. The cash flows are discounted using the post-tax nominal discount rate of 11.1% derived from the post-tax weighted average cost of capital. The sensitivities around change in crude price and discount rate are not material to the financial statements.

(iii) Impairment charge of ₹ 532 Crore, in exploration block KG-OSN-2009/3, was provided for as the Government of India approval on extension and grant of excusable delay is awaited for.

(iv) During the year ended March 31, 2019, the Group has recognised net impairment reversal of ₹ 261 Crore in respect of Oil & Gas Block KG-ONN-2003/1 (CGU) on booking of commercial reserves and subsequent commencement of commercial production. The impairment reversal has been recorded against Oil & Gas producing facilities. The recoverable amount of the Group’s share in KG-ONN-2003/1 (CGU) was determined to be ₹ 208 Crore ($30 million).

The recoverable amount of the KG-ONN-2003/1 CGU was determined based on the fair value less costs of disposal approach, a level-3 valuation technique in the fair value hierarchy, as it more accurately reflects the recoverable amount based on our view of the assumptions that would be used by a market participant. This is based on the cash flows expected to be generated by the projected oil and natural gas production profiles up to the expected dates of cessation of production sharing contract (PSC)/ cessation of production from each producing field based on the current estimates of reserves and risked resources. Reserves assumptions for fair value less costs of disposal tests consider all reserves that a market participant would consider when valuing the asset, which are usually broader in scope than the reserves used in a value-in-use test. Discounted cash flow analysis used to calculate fair value less costs of disposal uses assumption for short-term oil price of US$ 62 per barrel for the year ended March 31, 2019 and scales upto long-term nominal price of US$ 65 per barrel by year ended March 31, 2022 derived from a consensus of various analyst recommendations.

Thereafter, these have been escalated at a rate of 2.5% per annum. The cash flows are discounted using the post-tax nominal discount rate of 11.8% derived from the post-tax weighted average cost of capital. The sensitivities around change in crude price and discount rate are not material to the financial statements.

b) During the year ended March 31, 2020, the Group has recognised impairment charge of ₹ 504 Crore on the assets of AvanStrate Inc (ASI) mainly due to the significant changes in the market and economic enviroment in which ASI operates leading to decrease in demand and profitability in the glass substrate business. The charge relates to ASI business in Japan, Taiwan and Korea classified in the ‘others’ segment. Given the significant interdependence of these entities on each other, these are considered as a single cash-generating unit.

The net recoverable value of assets and liabilities has been assessed at ₹ 1,536 Crore based on the value in use approach. Based on the sensitivities carried out by the Group, decrease in volume assumptions by 1% would lead to decrease in recoverable value by ₹ 17 Crore and increase in discount rate by 1% would lead to a decrease in recoverable value by ₹ 48 Crore.

c) Refer note 3(c)(A)(vii) for impairment in copper segment.

d) During the year, a parcel of land relating to the Iron Ore business having carrying value of ₹ 349 Crore was reclassified from freehold land to other financial asset due to an ongoing legal dispute relating to title of the land. Subsequently, during the year, the financial asset was fully provided for impairment and recognised under exceptional items.

e) As at March 31, 2020, the Company and its subsidiaries have an outstanding receivable equivalent to ₹ 437 crore (net of provision of ₹ 207 crore) from Konkola Copper Mines Plc (KCM), predominantly regarding monies advanced against future purchase of copper cathode/anode.

A provisional liquidator was appointed to manage KCM’s affairs on May 21, 2019, after ZCCM Investments Holdings Plc (ZCCM-IH), an entity majorly owned by the Government of Zambia and a 20.6% shareholder in KCM, filed a winding up petition against KCM. KCM’s majority shareholder, Vedanta Resources Holdings Limited (VRHL), and its parent company, Vedanta Resources Limited (VRL), are contesting the winding up petition in the Zambian courts. The appeal was listed for hearing on March 25, 2020 but has been adjourned due to Covid-19 pandemic. In the meantime, the winding up petition continues to be stayed, pending the decision on VRHL’s application regarding arbitration.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  473

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

VRHL and VRL had also commenced arbitration proceedings against ZCCM-IH with seat in Johannesburg consistent with their position that arbitration is the agreed dispute resolution process. Hearing is expected in January 2021. Meanwhile, KCM has not been supplying goods to the Company and/or its subsidiaries, which it was supposed to as per the terms of the advance.

The Group has recognised provision of ₹ 207 Crore during the current year and based on its assessment considering the actions taken by VRL and VRHL, believes that there is a high probability of success and has thus continued to treat balance receivables as recoverable.

f) During the current year, the Company has restated its Renewable Power Obligation (RPO) liability pursuant to Odisha Electricity Regulatory Commission (OERC) notification dated December 31, 2019 which clarified that for CPP’s commissioned before April 01, 2016, RPO should be pegged at the RPO obligation applicable for 2015-16. Based on the notification, liability of Vedanta Limited Jharsuguda and Lanjigarh plants have been revised and ₹ 168 Crore reversal relating to previous years have been recognised under exceptional items.

g) On the contempt petition filed by TSPL, the Hon’ble Supreme Court of India vide its order dated August 07, 2019 allowed gross calorific value (GCV) on as received basis (ARB) and actual cost of coal in the Energy Charge Formula and directed Punjab State Power Corporation Limited (PSPCL) to make the payments within 8 weeks. Pursuant to the order, PSPCL has paid ₹ 1,002 Crore in September 2019 and October 2019. TSPL has booked an interest of ₹ 140 Crore due to the delay in receipt of payment as per the Supreme Court order dated March 07, 2018 allowing the interest on delay in payment. Of this interest ₹ 82 Crore pertaining to period prior to March 31, 2019 is booked under exceptional items and amount of ₹ 58 Crore for current period is booked in Other income.

h) During the year ended March 31, 2019, the Company has partly reversed the provision for interest of ₹ 59 Crore for dues towards a vendor pursuant to the Honorable Supreme Court of India order.

34.	TAX

(a)	Tax (credit)/charge recognised in profit or loss (including on exceptional items)

		(₹ in Crore)
	Year ended	Year ended
Particulars	March 31, 2020	March 31, 2019
Current tax:
Current tax on profit for the year	1,791	2,683
Credit in respect of current tax for earlier years	(3)	(6)

Total Current tax (a)	1,788	2,677

Deferred tax:
Origination and reversal of temporary differences	(475)	1,075
Credit in respect of deferred tax for earlier years	(9)	(2)
(Credit)/ Charge in respect of exceptional items (Refer Note 33)	(6,521)	112

Deferred tax (b)	(7,005)	1,185

Deferred Tax on distributable reserve of/ dividend from subsidiary (c)	1,701	—

Total deferred tax [(d)=(b+c)]	(5,304)	1,185

Total income tax (benefit)/expense for the year (a+d)	(3,516)	3,862

(Loss)/profit before tax	(8,259)	13,560

Effective income tax rate (%)	43%	28%

Tax (benefit)/ expense

		(₹ in Crore)
	Year ended	Year ended
Particulars	March 31, 2020	March 31, 2019
Tax effect on exceptional items	(6,521)	112
Tax expense- others	3,005	3,750

Net tax (benefit)/ expense	(3,516)	3,862

474  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

(b)	A reconciliation of income tax expense/ (credit) applicable to profit/ (loss) before tax at the indian statutory income tax rate to recognise income tax expense for the year indicated are as follows:

		(₹ in Crore)
	Year ended	Year ended
Particulars	March 31, 2020	March 31, 2019
(Loss) / profit before tax	(8,259)	13,560
Indian statutory income tax rate	34.944%	34.944%
Tax at statutory income tax rate	(2,886)	4,739
Disallowable expenses	189	241
Non-taxable income	(141)	(192)
Tax holidays and similar exemptions	(501)	(808)
Effect of tax rate differences of subsidiaries operating at other tax rates	(107)	(43)
Deferred Tax on distributable reserve of/ dividend from subsidiary	1,701	—
Unrecognised tax assets (net)	(70)	(73)
Change in deferred tax balances due to change in tax law*	(1,912)	—
Capital Gains subject to lower tax rate	(273)	(206)
Credit in respect of earlier years	(12)	(8)
Other permanent differences	496	212

Total	(3,516)	3,862

*

Deferred tax charge for the year ended 31 March 2020 includes deferred tax credit of ₹ 1,774 crore on deferred tax balances as at March 31, 2019 being recognised during the current year (refer note 3(c)(A)(ix)).

Certain businesses of the Group within India are eligible for specified tax incentives which are included in the table above as tax holidays and similar exemptions. Most of such tax exemptions are relevant for the companies operating in India. These are briefly described as under:

The location based exemption

In order to boost industrial and economic development in undeveloped regions, provided certain conditions are met, profits of newly established undertakings located in certain areas in India may benefit from tax holiday under section 80IC of the Income Tax Act, 1961. Such tax holiday works to exempt 100% of the profits for the first five years from the commencement of the tax holiday, and 30% of profits for the subsequent five years. This deduction is available only for units established up to March 31, 2012. However, such undertaking would continue to be subject to the Minimum Alternative tax (‘MAT’).

In the current year, undertaking at Pantnagar, which is part of Hindustan Zinc Limited (Zinc India), is the only unit eligible for deduction at 30% of taxable profit.

The location based exemption: SEZ Operations

In order to boost industrial development and exports, provided certain conditions are met, profits of undertaking located in Special Economic Zone (‘SEZ’) may benefit from tax holiday. Such tax holiday works to exempt 100% of the profits for the first five years from the commencement of the tax holiday, 50% of profits for five years thereafter and 50% of the profits for further five years provided the amount allowable in respect of deduction is credited to Special Economic Zone Re-Investment Reserve account. However, such undertaking would continue to be subject to the Minimum Alternative tax (‘MAT’).

The Group has setup SEZ Operations in its aluminium division of Vedanta Limited (where no benefit has been drawn).

Sectoral Benefit—Power Plants and Port Operations

To encourage the establishment of infrastructure certain power plants and ports have been offered income tax exemptions of upto 100% of profits and gains for any ten consecutive years within the 15 year period following commencement of operations subject to certain conditions under section 80IA of the Income Tax Act, 1961. The Group currently has total operational capacity of 8.4 Giga Watts (GW) of thermal based power generation facilities and wind power capacity of 274 Mega Watts (MW) and port facilities. However, such undertakings would continue to be subject to MAT provisions.

The Group has power plants which benefit from such deductions, at various locations of Hindustan Zinc Limited (where such benefits has been drawn), Talwandi Sabo Power Limited, Vedanta Limited and Bharat Aluminium Company Limited (where no benefit has been drawn).

The Group operates a zinc refinery in Export Processing Zone, Namibia which has been granted tax exempt status by the Namibian government.

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CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

In addition, the subsidiaries incorporated in Mauritius are eligible for tax credit to the extent of 80% of the applicable tax rate on foreign source income.

The total effect of such tax holidays and exemptions was ₹ 501 Crore for the year ended March 31, 2020 (March 31, 2019: ₹ 808 Crore).

(c)	Deferred tax assets/liabilities

The Group has accrued significant amounts of deferred tax. The majority of the deferred tax liability represents accelerated tax relief for the depreciation of property, plant and equipment, the depreciation of mining reserves and the fair value uplifts created on acquisitions, net of losses carried forward by Vedanta Limited (post the re- organisation) and unused tax credits in the form of MAT credits carried forward in Vedanta Limited, Cairn Energy Hydrocarbons Limited and Hindustan Zinc Limited. Significant components of Deferred tax (assets) and liabilities recognised in the consolidated balance sheet are as follows:

For the year ended 31 march 2020

						(₹ in Crore)
Significant components of Deferred tax (assets) & liabilities	Opening balance as at April 01, 2019	Charged/ (credited) to statement of profit and loss	Charged/ (credited) to other comprehensive income	Charged/ (credited) to equity	Exchange difference transferred to translation of foreign operation	Closing balance as at March 31, 2020
Property, Plant and Equipment	15,958	(6,783)	—	—	7	9,182
Voluntary retirement scheme	(40)	11	—	—	—	(29)
Employee benefits	(120)	1	(71)	—	4	(186)
Fair valuation of derivative asset/liability	(45)	(7)	32	—	—	(20)
Fair valuation of other asset/liability	820	91	1	—	58	970
MAT credit entitlement	(10,321)	910	23	252	14	(9,122)
Unabsorbed depreciation and business losses	(4,560)	(922)	—	—	—	(5,482)
Taxes on distributable reserve of subsidiary	—	1,582	—	—	—	1,582
Other temporary differences	(683)	(187)	(58)	—	29	(899)

Total	1,009	(5,304)	(73)	252	112	(4,004)

For the year ended 31 March 2019

						(₹ in Crore)
Significant components of Deferred tax (assets) & liabilities	Opening balance as at April 01, 2019	Charged/ (credited) to statement of profit and loss	Charged/ (credited) to other comprehensive income	Charged/ (credited) to equity	Exchange difference transferred to translation of foreign operation	Closing balance as at March 31, 2020
Property, Plant and Equipment	14,032	1,712	—	—	214	15,958
Voluntary retirement scheme	(42)	2	—	—	—	(40)
Employee benefits	(97)	(2)	(25)	—	4	(120)
Fair valuation of derivative asset/liability	(78)	42	(9)	—	—	(45)
Fair valuation of other asset/liability	955	(126)	(17)	—	8	820
MAT credit entitlement	(11,084)	727	37	—	(1)	(10,321)
Unabsorbed depreciation and business losses	(3,462)	(1,098)	—	—	—	(4,560)
Dividend distribution tax*	(338)	—	—	338	—	—
Other temporary differences	(602)	(72)	(12)	—	3	(683)

Total	(716)	1,185	(26)	338	228	1,009

*	represents dividend distribution tax paid by a subsidiary for which credit has been availed.

476  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Deferred tax assets and liabilities have been offset where they arise in the same taxing jurisdiction with a legal right to offset current income tax assets against current income tax liabilities but not otherwise. Accordingly the net deferred tax (assets)/liability has been disclosed in the Consolidated Balance Sheet as follows:

		(₹ in Crore)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Deferred tax assets	(6,889)	(3,475)
Deferred tax liabilities	2,885	4,484

Net Deferred tax (assets) / Liabilities	(4,004)	1,009

Recognition of deferred tax assets on MAT credit entitlement is based on the respective legal entity’s present estimates and business plans as per which the same is expected to be utilised within the stipulated fifteen year period from the date of origination (Refer note 3(c)(A)(vi)).

Deferred tax assets in the Group have been recognised to the extent there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity which are expected to reverse. For certain components of the Group, deferred tax assets on carry forward unused tax losses have been recognised to the extent of deferred tax liabilities on taxable temporary differences available. It is expected that any reversals of the deferred tax liability would be offset against the reversal of the deferred tax asset at respective entities.

Unused tax losses / unused tax credit for which no deferred tax asset has been recognised amount to ₹ 17,658 Crore and ₹ 12,114 Crore as at March 31, 2020 and March 31, 2019 respectively.

As at march 31, 2020

					(₹ in Crore)
Unused tax losses/ unused tax credit	Within one year	Greater than one year, less than five years	Greater than five years	No expiry date	Total
Unutilised business losses	555	2,588	4,916	1,574	9,633
Unabsorbed depreciation	—	—	—	8,016	8,016
Unutilised R&D credit	—	—	—	9	9

Total	555	2,588	4,916	9,599	17,658

					(₹ in Crore)
Unused tax losses/ unused tax credit	Within one year	Greater than one year, less than five years	Greater than five years	No expiry date	Total
Unutilised business losses	128	1,094	628	1,527	3,377
Unabsorbed depreciation	—	—	—	8,728	8,728
Unutilised R&D credit	—	—	—	9	9

Total	128	1,094	628	10,264	12,114

No deferred tax assets has been recognised on these unused tax losses/ unused tax credit as there is no evidence that sufficient taxable profit will be available in future against which these can be utilised by the respective entities.

MAT credits are taxes paid to Indian tax authorities which can be offset against future tax liabilities, subject to certain restrictions, within a period of 15 years from the year of origination. The Group recognises MAT assets only to the extent it expects to realise the same within the prescribed period.

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CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Further, the Group has unused MAT credit amounting to ₹ 400 crore as at March 31, 2020 and March 31, 2019. Such tax credits have not been recognised on the basis that recovery is not probable in the foreseeable future. Unrecognised MAT credit expires, if unutilised, based on the year of origination as follows:

		(₹ in Crore)
Year of Expiry	As at March 31, 2020	As at March 31, 2019
2022	104	104
2023	14	14
2024	52	52
2025	52	52
2026	103	103
2027	63	63
2028	8	8
2029	4	4

Total	400	400

The Group has not recognised any deferred tax liabilities for taxes that would be payable on the Group’s share in unremitted earnings of certain of its subsidiaries because the Group controls when the liability will be incurred and it is probable that the liability will not be incurred in the foreseeable future. The amount of unremitted earnings are ₹ 33,618 crore and ₹ 32,485 crore as at March 31, 2020 and March 31, 2019 respectively.

(d)	Non- current tax assets

Non- current tax assets of ₹ 2,645 crore (March 31, 2019: ₹ 3,484 crore) mainly represents income tax receivable from Indian tax authorities by Vedanta Limited relating to the refund arising consequent to the Scheme of Amalgamation & Arrangement made effective in August 2013 pursuant to approval by the jurisdiction High Court and receivables relating to matters in tax disputes in Group companies including tax holiday claim.

(e)

The tax department had raised demands on account of remeasurement of certain tax incentives, as described below, under section 80IA and 80 IC of the Income tax Act. During the current year, based on the favorable orders from Income Tax Appellate Tribunal relating to AY 09-10 to AY 12-13, the Commissioner of Income Tax (Appeals) has allowed these claims for AY 14-15 to AY 15-16, which were earlier disallowed and has granted refund of amounts deposited under protest. Against the Tribunal order, department had filed an appeal in Hon’ble Rajasthan High Court in financial year 17-18 which is yet to be admitted. As per the view of external legal counsel, Department’s appeal seeks re-examination of facts rather than raising any substantial question of law and hence it is unlikely that appeal will be admitted by the High Court. Due to this there is a strong prima facie case that ITAT order will stand confirmed and department’s appeal would be dismissed. The amount involved in this dispute as of March 31, 2020 is ₹ 10,566 crore (March 31, 2019: ₹ 6,017 crore) plus applicable interest upto the date of settlement of the dispute.

35.	EARNINGS PER EQUITY SHARE

	(₹ in Crore, except otherwise stated)
Particulars		Year ended March 31, 2020	Year ended March 31, 2019
(loss)/ profit after tax attributable to equity share holders for Basic and diluted eps	A	(6,664)	7,065

Computation of weighted average number of shares (in Crore)
Weighted average number of ordinary shares outstanding during the year excluding shares acquired for ESOP for basic earnings per share	B	370.26	370.55
Effect of dilution:
Potential ordinary shares relating to share option awards *		2.12	1.59
Adjusted weighted average number of shares of the Company in issue	C	370.26	372.14

Basic earnings/ (loss) per equity share (₹)	A/B	(18.00)	19.07
Diluted earnings/ (loss) per equity share (₹)	A/C	(18.00)	18.98
Nominal Value per Share (in ₹)		1.00	1.00

*	Potential dilutive shares have been considered as anti dilutive for year ended March 31, 2020

478  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

36.	DISTRIBUTIONS MADE AND PROPOSED

	(₹ in Crore, except otherwise stated)
Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Amounts recognised as distributions to equity share holders:
Interim dividend (March 31, 2020: ₹ 3.90/- per share, March 31, 2019: ₹ 17.00/- and ₹ 1.85/- per share) [a]	1,444	7,005
Dividend distribution tax (DDT) on above [a]	252	1,437

	1,696	8,442

Preference dividend on redeemable preference shares:
Preference dividends for the year: 7.5% p.a [b]	—	130
Dividend distribution tax on preference dividend	—	27

	—	157

a.	An interim dividend of ₹ 3.90 per share was declared during the current year ended March 31, 2020 (March 31, 2019: Two interim dividends of ₹ 17.00 and ₹ 1.85 per share).

For the previous year , this includes interim dividend of ₹ 17.00 per share amounting to ₹ 26 Crore and dividend distribution tax of ₹ 5 Crore payable on 1,49,98,802 equity shares held by Vedanta Limited through ESOP trust for its stock options. (Refer note 16)

b.

Dividend @ 7.5% p.a. on the redeemable preference shares of face value of ₹ 10/- per preference share for the period from April 01, 2018 to October 27, 2018 , as per their terms of issuance was declared during the year ended March 31, 2019. The same has been accounted for as interest cost and has been recorded in the Consolidated Statement of Profit and Loss. These preference shares were redeemed, along with dividend on October 26, 2018.

37.	COMMITMENTS, CONTINGENCIES AND GUARANTEES

A)	Commitments

The Group has a number of continuing operational and financial commitments in the normal course of business including:

•	Exploratory mining commitments;

•	Oil & gas commitments;

•	Mining commitments arising under production sharing agreements; and

•	Completion of the construction of certain assets.

a)	Estimated amount of contracts remaining to be executed on capital accounts and not provided for:

		(₹ in Crore)
Particulars	As at March 31, 2020	As at March 31, 2019
Oil & Gas sector
Cairn India	3,360	5,510
Aluminium sector
Lanjigarh Refinery (Phase II)	1,573	1,443
Jharsuguda 1.25 MTPA smelter	414	460
Zinc sector
Zinc India (mines expansion, solar and smelter)	912	1,935
Gamsberg mining & milling project	131	183
Copper sector
Tuticorin Smelter 400 KTPA*	2,791	2,794
Others	1,611	1,362

Total	10,792	13,687

*	currently contracts are under suspension under the force majeure clause as per the contract.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  479

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

b)	Commitments related to the minimum work programme (other than capital commitment):

		(₹ in Crore)
Particulars	As at March 31, 2020	As at March 31, 2019
oil & Gas sector
Cairn India (OALP—New Oil and Gas blocks)	5,841	3,811

c)	Other Commitments

(i)

Power Division of the Company has signed a long term power purchase agreement (PPA) with Gridco Limited for supply of 25% of power generated from the power station with additional right to purchase power (5%/7%) at variable cost as per the conditions referred to in PPA . The PPA has a tenure of twenty five years.

(ii)

TSPL has signed a long term power purchase agreement (PPA) with Punjab State Power Corporation Limited (PSPCL) [formerly known as Punjab State Electricity Board (PSEB)] for supply of power generated from the power plant. The PPA has tenure of twenty five years.

B)	Guarantees

The aggregate amount of indemnities and other guarantees on which the Group does not expect any material losses, was ₹6,487 Crore (March 31, 2019: ₹7,745 Crore). The Group has given guarantees in the normal course of business as stated below:

a)

Guarantees and bonds advanced to the customs authorities in India of ₹471 Crore relating to the export and payment of import duties on purchases of raw material and capital goods (March 31, 2019: ₹676 Crore).

b)	Guarantees issued for Group’s share of minimum work programme commitments of ₹2,906 Crore (March 31, 2019: ₹2,367 Crore).

c)

Guarantee issued against liabilities for structured investment (refer note 38 for details of the transactions) worth ₹1,916 Crore as at March 31, 2019 (relinquished during the year due to liquidation of these investments)

d)	Guarantees of ₹54 Crore issued under bid bond (March 31, 2019: ₹543 Crore).

e)

Bank guarantees of ₹115 Crore (March 31, 2019: ₹115 Crore) has been provided by the Group on behalf of Volcan Investments Limited to Income tax department, India as a collateral in respect of certain tax disputes.

f)	Other guarantees worth ₹2,941 Crore (March 31, 2019: ₹2,128 Crore) issued for securing supplies of materials and services, in lieu of advances received from customers, litigation, for provisional valuation of custom duty and also to various agencies, suppliers and government authorities for various purposes.

The Group does not anticipate any liability on these guarantees.

C)	Export obligations

The Indian entities of the Group have export obligations of ₹3,827 Crore (March 31, 2019: ₹3,234 Crore) on account of concessional rates of import duty paid on capital goods under the Export Promotion Capital Goods Scheme and under the Advance Licence Scheme for the import of raw material laid down by the Government of India. In the event of the Group’s inability to meet its obligations, the Group’s liability would be ₹607 Crore (March 31, 2019: ₹433 Crore) reduced in proportion to actual exports, plus applicable interest.

The Group has given bonds of ₹1,695 Crore (March 31, 2019: ₹1,557 Crore) to custom authorities against these export obligations.

d)	Contingent liabilities

a)	Hindustan Zinc limited: department of mines and Geology

The Department of Mines and Geology of the State of Rajasthan issued several show cause notices in August, September and October 2006 to HZL, amounting to ₹334 Crore. These notices alleged unlawful occupation and unauthorised mining of associated minerals other than zinc and lead at HZL’s Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan during the period from July 1968 to March 2006. HZL believes that the likelihood of this claim is not probable and thus no provision has been made in the financial statements. HZL had filed writ petitions in the High Court of Rajasthan in Jodhpur and had obtained a stay in respect of these demands. The High Court restrained the Department of Mines and Geology from undertaking any coercive measures to recover the penalty. In January 2007, the High Court issued another order granting the Department of Mines and Geology additional time to file their reply and also ordered the Department of Mines and Geology not to issue any order cancelling the lease. The case is yet to be listed in the Rajasthan High Court.

480  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

b)	Vedanta limited: income tax

In March 2014, Vedanta Limited (notice was served on Cairn India Limited which subsequently merged with Vedanta Limited, accordingly now referred to as Vedanta Limited) received a show cause notice from the Indian Tax Authorities (‘Tax Authorities’) for not deducting withholding tax on the payments made to Cairn UK Holdings Limited (CUHL), for acquiring shares of Cairn India Holdings Limited (CIHL), as part of their internal reorganisation. The Tax Authorities have stated in the notice that a short-term capital gain has accrued to CUHL on transfer of the shares of CIHL to Vedanta Limited, in the financial year 2006–2007, on which tax should have been withheld by the Company. Pursuant to this, various replies were filed with the Tax Authorities. After several hearings, the Income Tax Authority, in March 2015, issued an order holding the Company as ‘assessee in default’ and raised a demand totalling ₹20,495 Crore (including interest of ₹10,247 Crore). The Company had filed an appeal before the First Appellate Authority, Commissioner of Income Tax (Appeals) which vide order dated July 03, 2017 confirmed the tax demand against the Company. The Company has challenged the Commissioner of Income Tax’s (Appeals) order before the Income Tax Appellate Tribunal (ITAT).

The Group also filed a writ petition before the Delhi High Court wherein it has raised several points for assailing the aforementioned Income Tax Authority’s order. The matter came up for hearing on February 05, 2020 before Delhi High Court but adjourned and the next date of hearing is September 28, 2020.

Separately CUHL, on whom the primary liability of tax lies, had received an Order from the ITAT in the financial year 2016-17 holding that the transaction is taxable in view of the clarification made in the Act but also acknowledged that being a retrospective transaction, interest would not be levied. Hence affirming a demand of ₹10,247 Crore excluding the interest portion that had previously been claimed. The tax department has appealed this order before the Delhi High Court. As a result of the above order from ITAT, the Group considers the risk in respect of the interest portion of claim to be remote. Further, as per the recent recovery notice dated October 12, 2018 received from the Tax Recovery Officer (TRO) appointed for CUHL, tax demand of CUHL of approx. ₹4,996 Crore along with interest is outstanding. Further, in the said notice, tax department had also instructed to remit the preference shares redemption amount including dividend payable thereon to the TRO. Accordingly, amount aggregating to ₹607 Crore has been paid to the TRO on October 26, 2018 thus reducing the liability to ₹4,389 Crore.

Vedanta has also paid interim dividend of ₹5 Crore to the TRO. Accordingly, the Group has revised the contingent liability to ₹4,384 Crore (March 31, 2019: ₹4,385 Crore). In the event, the case is finally decided against the Company, the demand payable along with interest as per the above mentioned order would be ₹20,495 Crore, of which only ₹4,384 Crore is considered as possible. Separately, but in connection with this litigation, Vedanta Resources Limited has filed a Notice of Claim against the Government of India (‘GOI’) under the UK India Bilateral Investment Treaty (the BIT). The International Arbitration Tribunal passed a favourable order on jurisdiction and Transparency and hearing on merits have been completed in May 2019 and order will be passed in due course. The Government of India has challenged the Jurisdiction and Transparency orders of Arbitration Tribunal before the High Court of Singapore. The Singapore High Court heard the Transparency matter on February 24, 2020 and passed favorable order and held that it will take up the Jurisdiction issue after receiving Tribunal’s award on merits. GOI has appealed the above High Court order before Singapore Supreme Court.

c)	Ravva Joint operations arbitration proceedings

ONGC Carry

The Ravva Production Sharing Contract (PSC) obliges the contractor parties to pay a proportionate share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to the construction and other activities it conducted in Ravva prior to the effective date of the Ravva PSC (the ONGC Carry). The question as to how the ONGC Carry is to be recovered and calculated, along with other issues, was submitted to an International Arbitration Tribunal in August 2002 which rendered a decision on the ONGC Carry in favour of the contractor parties (including Vedanta Limited (Cairn India Limited which subsequently merged with Vedanta Limited, accordingly now referred to as Vedanta Limited)) whereas four other issues were decided in favour of Government of India (GOI) in October 2004 (Partial Award).

The GOI then proceeded to challenge the ONGC Carry decision before the Malaysian courts, as Kuala Lumpur was the seat of the arbitration. The Federal Court of Malaysia upheld the Partial Award. As the Partial Award did not quantify the sums, therefore, contractor parties approached the same Arbitration Tribunal to pass a Final Award in the subject matter since it had retained the jurisdiction to do so. The Arbitral Tribunal was reconstituted and the Final Award was passed in October 2016 in Group’s favour. GOI’s challenge of the Final Award has been dismissed by the Malaysian High Court and the next appellate court in Malaysia i.e.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  481

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Malaysian Court of Appeal. GOI then filed an appeal at Federal Court of Malaysia. The matter was heard on February 28, 2019 and the Federal Court dismissed GOI’s leave to appeal. The Group has also filed for the enforcement of the Partial Award and Final Award before the Hon’ble Delhi High Court.

Base Development Cost

Ravva joint operations had received a claim from the Ministry of Petroleum and Natural Gas, Government of India (GOI) for the period from 2000-2005 for ₹892 Crore (US$ 129 million) for an alleged underpayment of profit petroleum (by recovering higher Base Development Costs (“BDC”) against the cap imposed in the PSC) to the Government of India (GOI), out of which, Vedanta Limited’s (Cairn India Limited which subsequently merged with Vedanta Limited, accordingly now referred to as Vedanta Limited) share will be ₹201 Crore (US$ 29 million) plus interest. Joint venture partners initiated the arbitration proceedings and Arbitration Tribunal published the Award in January 2011 allowing claimants (including the Group) to recover the development costs spent to the tune of ₹2,080 Crore (US$ 278 million) and disallowed over run of ₹165 Crore (US$ 22 million) spent in respect of BDC along with 50% legal costs. The High Court of Kuala Lumpur as well as the Court of Appeal dismissed GOI’s application of setting aside the part of the Award. GOI challenge to the same before the Federal Court of Malaysia was also dismissed on May 17, 2016. The Group has filed an application for enforcement of award before the Hon’ble Delhi High Court.

In connection with the above two matters, the Group has received an order dated October 22, 2018 from the GOI directing oil marketing companies (OMCs) who are the offtakers of Ravva Crude to divert the sale proceeds to GOI’s account. GOI alleges that the Ravva Joint Operations (consisting of four joint venture partners) has short paid profit petroleum of ₹2,349 Crore (US$ 314 million) (the Group’s share approximately - ₹696 Crore (US$ 93 million)) on account of the two disputed issues of ONGC Carry and BDC matters, out of which ₹479 Crore (US$ 64 million) pertains to ONGC Carry and ₹217 Crore (US$ 29 million) pertains to BDC Matter. Against an interim application, filed by the Group along with one of its joint venture partner, seeking stay of such action from GOI, before the Hon’ble Delhi High Court, where enforcement petitions for both matters are pending, the Court directed the OMCs to deposit the above sums to the Court for both BDC and ONGC Carry matters. However, the Group (and other joint venture partner) has been given the liberty to seek withdrawal of the proportionate amounts (fallen due as of the date of Court order) from the Court upon furnishing a bank guarantee of commensurate value. As on date, the Group has submitted bank guarantee of ₹628 Crore (US$ 84 million) and received the corresponding proceeds.

During the proceedings of the above matter, GOI has also filed an interim application seeking deposit by the said OMCs of an amount of ₹651 Crore (US$ 87 million) (Group’s share of ₹419 Crore (US$ 56 million)) towards interest on the alleged short payment of profit petroleum by the petitioners i.e. the Company (and other joint venture partner). The Hon’ble Delhi High Court vide its order dated February 19, 2020 allowed the petition for enforcement of the arbitration award in relation to BDC including declaratory relief and rejected the objections of GOI.

The interim application filed by GOI and the ONGC Carry matter has been listed for hearing on June 22, 2020. While the Group does not believe the GOI will be successful in its challenge, if the Arbitral Awards in above matters are reversed and such reversals are binding, Group would be liable for approximately ₹479 Crore (US$ 64 million) plus interest. (March 31, 2019: ₹643 Crore (US$ 93 million plus interest)).

d)	Proceedings related to the imposition of entry tax

Vedanta Limited and other Group companies i.e. Bharat Aluminium Company Limited (BALCO) and Hindustan Zinc Limited (HZL) challenged the constitutional validity of the local statutes and related notifications in the states of Odisha and Rajasthan pertaining to the levy of entry tax on the entry of goods brought into the respective states from outside.

Post some contradictory orders of High Courts across India adjudicating on similar challenges, the Supreme Court referred the matters to a nine judge bench. Post a detailed hearing, although the bench rejected the compensatory nature of tax as a ground of challenge, it maintained status quo with respect to all other issues which have been left open for adjudication by regular benches hearing the matters.

Following the order of the nine judge bench, the regular bench of the Supreme Court proceeded with hearing the matters. The regular bench remanded the entry tax matters relating to the issue of discrimination against domestic goods bought from other States to the respective High Courts for final determination but retained the issue of jurisdiction for levy on imported goods, for determination by the regular bench of the Supreme Court. Following the order of the Supreme Court, the Group filed writ petitions in respective High Courts.

482  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

On October 09, 2017, the Supreme Court has held that states have the jurisdiction to levy entry tax on imported goods. With this Supreme Court judgement, imported goods will rank pari-passu with domestic goods for the purpose of levy of Entry tax. Vedanta Limited and its subsidiaries have amended their appeals (writ petitions) in Odisha and Chhattisgarh to include imported goods as well. With respect to Rajasthan, the State Government has filed a counter petition in the Rajasthan High Court, whereby it has admitted that it does not intend to levy the entry tax on imported goods. The issue pertaining to the levy of entry tax on the movement of goods into a Special Economic Zone (SEZ) remains pending before the Odisha High Court. The Group has challenged the levy of entry tax on any movement of goods into SEZ based on the definition of ‘local area’ under the Odisha Entry Tax Act which is very clear and does not include a SEZ. In addition, the Government of Odisha further through its SEZ Policy 2015 and the operational guidelines for administration of this policy dated August 22, 2016, exempted the entry tax levy on SEZ operations.

The total claims against Vedanta Limited and its subsidiaries are ₹1,366 Crore (March 31, 2019: ₹1,065 Crore) net of provisions made.

e)	BAlCo: Challenge against imposition of energy development Cess

BALCO challenged the imposition of Energy Development Cess levied on generators and distributors of electrical energy @ 10 paise per unit on the electrical energy sold or supplied before the High Court on the grounds that the Cess is effectively on production and not on consumption or sale since the figures of consumption are not taken into account and the Cess is discriminatory since captive power plants are required to pay @ 10 paise while the State Electricity Board is required to pay @ 5 paise. The High Court of Chhattisgarh by order dated December 15, 2006 declared the provisions imposing ED Cess on CPPs as discriminatory and therefore ultra vires the Constitution. BALCO has sought refund of ED Cess paid till March 2006 amounting to ₹35 Crore.

The State of Chhattisgarh moved an SLP in the Supreme Court and whilst issuing notice has stayed the refund of the Cess already deposited and the Supreme Court has also directed the State of Chhattisgarh to raise the bills but no coercive action be taken for recovery for the same. Final argument in this matter started before the Supreme Court. In case the Supreme Court overturns the decision of the High Court, the Group would be liable to pay an additional amount of ₹841 Crore (March 31, 2019: ₹750 Crore). Accordingly the total exposure on the Group would be ₹876 Crore (March 31, 2019: ₹785 Crore)

f)	Miscellaneous disputes-income tax

The Group is involved in various tax disputes amounting to ₹1,909 Crore (March 31, 2019: ₹1,374 Crore) relating to income tax. It also includes similar matters where initial assessment is pending for subsequent periods and where the Group has made claims and assessments are in progress. These mainly relate to the disallowance of tax holiday for 100% Export Oriented Undertaking under section 10B of the Income Tax Act, 1961, disallowance of tax holiday benefit on production of gas under section 80IB of the Income Tax Act, 1961, on account of depreciation disallowances under the Income Tax Act and interest thereon which are pending at various appellate levels. Interest and penalty, if any would be additional. Refer note 34 for other income tax disputes. The Group believes that these disallowances are not tenable and accordingly no provision is considered necessary.

g)	Miscellaneous disputes-others

The Group is subject to various claims and exposures which arise in the ordinary course of conducting and financing its business from the excise, indirect tax authorities and others. These claims and exposures mostly relate to the assessable values of sales and purchases or to incomplete documentation supporting the companies’ returns or other claims.

The approximate value of claims (excluding the items as set out separately above) against the Group companies total ₹3,996 Crore (March 31, 2019: ₹3,691 Crore).

The Group considers that it can take steps such that the risks can be mitigated and that there are no significant unprovided liabilities arising.

Except as described above, there are no pending litigations which the Group believes could reasonably be expected to have a material adverse effect on the results of operations, cash flows or the financial position of the Group.

Based on reassessments and developments during the year, the following matter that was reported as contingent liability as at March 31, 2019 is no more considered as contingent liability:

South Africa Carry Cost of ₹428 Crore basis the acceptance of closure application by Petroleum Agency South Africa (PASA) to exit from South Africa block.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  483

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

e)	Operating lease

Refer to note 3(b) for details of the Group’s transition to Ind AS 116 “Leases”. Commitments disclosed as non- cancellable operating leases under Ind AS 17 “Leases” have been recorded as lease liabilities from April 1, 2019, with the exception of short-term and low-value leases. Refer to note 22 for the maturity profile of the Group’s lease liabilities.

The aggregate amounts of minimum lease payments under non-cancellable operating leases at March 31, 2019, prepared and reported under Ind AS 17 “Leases”, were as follows:

(₹ in Crore)
Particulars	As at March 31, 2019
Within one year	14
Later than one year but not later than five years	20
Later than five years	0

Total	34

38.	RELATED PARTY DISCLOSURES

List of related parties and relationships

A)	Entities controlling the Company (holding Companies)

Volcan Investments Limited (Volcan)

Volcan Investments Cyprus Limited

intermediate holding Companies

Finsider International Company Limited

Richter Holdings Limited

Twin Star Holdings Limited

Vedanta Resources Cyprus Limited

Vedanta Resources Finance Limited

Vedanta Resources Holdings Limited

Vedanta Resources Limited (formerly Vedanta Resources Plc)

Welter Trading Limited

Westglobe Limited

B)	Fellow subsidiaries

(with whom transactions have taken place)

Konkola Copper Mines Plc *

Sterlite Iron and Steel Company Limited

Sterlite Power Transmission limited

Sterlite Technologies Limited

Sterlite Power Grid Ventures Limited

C)	Post retirement benefit plan

BALCO Employees Provident Fund Trust

HZL Employee Group Gratuity Trust

HZL Superannuation Trust

Hindustan Zinc Ltd Employees Contributory Provident Fund Trust

Sesa Group Employees Gratuity Fund and Sesa Group

Executives Gratuity Fund

Sesa Group Employees Provident Fund

Sesa Group Executives Superannuation Scheme Fund

Sesa Mining Corporation Limited Employees Gratuity Fund

Sesa Mining Corporation Limited Employees Provident Fund Trust

Sesa Resources Limited Employees Gratuity Fund

Sesa Resources Limited and Sesa Mining Corporation

Limited Employees Superannuation Fund

Sesa Resources Limited Employees Provident Fund Trust

d)	Associates and Joint Ventures (Refer note 40)

e)	Others (with whom transactions have taken place)

Cairn Foundation

Fujairah Gold Ghana

India Grid trust **

Janhit Electoral Trust

Sesa Community Development Foundation

Runaya Refinery LLP

Vedanta Foundation

Vedanta Medical Research Foundation

*

Konkola Copper Mines Plc (KCM) ceased to be a related party w.e.f. May 21, 2019. In March, 2020, a provision of ₹ 207 crore was recognised in relation to monies advanced to KCM against future purchase of copper cathode/ anode. Refer note 33(e) for details.

**	Ceased to be related party during the year.

Ultimate Controlling party

Vedanta Limited is a majority-owned and controlled subsidiary of Vedanta Resources Limited (‘VRL’). Volcan Investments Limited (‘Volcan’) and its wholly owned subsidiary together hold 100 % of the share capital and 100% of the voting rights of VRL. Volcan is 100% beneficially owned and controlled by the Anil Agarwal Discretionary Trust (‘Trust’). Volcan Investments Limited, Volcan Investments Cyprus Limited and other intermediate holding companies except VRL do not produce Group financial statements.

484  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

f)

The Group enters into transactions in the normal course of business with its related parties, including its parent Vedanta Resources Limited, and the companies over which it has significant influence. A summary of significant related party transactions for the year ended March 31, 2020 are noted below.

Transactions and balances with own subsidiaries are eliminated on consolidation.

				(₹ in Crore)
particulars	entities controlling the company/fellow subsidiaries	Associates/ Joint ventures	others	total
income:
(i) Revenue from operations	855	—	2	857
(ii) Other Income
a) Interest and guarantee commission	42	—	—	42
b) Outsourcing service fees	3	—	—	3
c) Dividend income	2	—	4	6
expenditure and other transactions:
(i)Purchase of goods/ Services	58	—	7	65
(ii)Stock options (recovery)	(0)	—	(0)	(0)
(iii)Management fees and Brand fees charged	526	—	—	526
(iv)Reimbursement for other expenses (net of recovery)	48	—	0	48
(v)Corporate Social Responsibility expenditure/ Donation	—	—	111	111
(vi)Contribution to Post retirement employee benefit trust/fund	—	—	112	112
(vii)Remuneration to relatives of key management personnel	—	—	17	17
(viii)Commission/Sitting Fees
-To Independent directors	—	—	4	4
-To Key management personnel	—	—	4	4
-To relatives of key management personnel	—	—	0	0
(ix) Dividend paid.
-To Holding companies	727	—	—	727
-To Key management personnel	—	—	0	0
-To relatives of key management personnel	—	—	0	0
other transactions during the year:
(i) Loans given / (repayment thereof)	0	(0)	—	(0)
(ii) Financial Guarantees (taken)/given during the year	—	—	0	0
(iii) Financial Guarantees relinquished during the year	—	—	25	25
(iv)Investments (redeemed) during the year *	(4,485)	—	—	(4,485)
Balances as at year end:
(i)Trade Receivables	3	—	—	3
(ii)Loans given	80	4	—	84
(iii)Other receivables and advances	133	1	2	136
(iv)Trade Payables	114	—	7	121
(v)Other payables	60	—	68	128
(vi) Investments	101	—	—	101
(vii) Financial guarantee given	—	—	26	26
(viii) Banking guarantee given **	115	—	—	115
(ix) Remuneration, Commission and consultancy fees payable to KMP and their relatives	—	—	6	6

*	Refer Note 38(H)

**

Bank gaurantee given by Vedanta Limited on behalf of Volcan Investments Limited in favour of Income Tax department, India as collateral in respect of certain tax disputes of Volcan Investments Limited.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  485

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

Remuneration of key management personnel

(₹ in Crore)
Particulars	As at March 31, 2020
Short-term employee benefits*	40
Post employment benefits**	8
Share based payments	1

49

*

This includes reimbursement to the parent company for remuneration paid to the CEO and Whole Time Director of the Company aggregating to ₹ 11 crore for the year ended March 31, 2020. The Company intends to seek approval of it’s shareholders for this payment at the ensuing annual general meeting. The said KMP has left the Company, subsequent to the Balance sheet date.

**	Does not include the provision made for gratuity and leave benefits, as they are determined on an actuarial basis for all the employees together.

G) A summary of significant related party transactions for the year ended March 31, 2019 are noted below.

Particulars	controlling entities the company/ fellow subsidiaries	Associates/ Joint ventures	others	(₹ in Crore) total
income:
(i) Revenue from operations	918	—	—	918
(ii) Other Income
a) Interest and guarantee commission	39	—	—	39
b) Outsourcing service fees	3	—	—	3
c) Dividend income	1	—	15	16
expenditure and other transactions:
(i) Purchase of goods/ Services	404	—	1	405
(ii) Stock options expenses	15	—	—	15
(iii) Management fees and Brand fees charged	338	—	—	338
(iv) Reimbursement for other expenses (net of recovery)	(3)	—	—	(3)
(v) Corporate Social Responsibility expenditure/ Donation	—	—	134	134
(vi) Dividend paid
-To Holding companies	3,513	—	—	3,513
-To Key management personnel	—	—	0	0
-To relatives of key management personnel	—	—	0	0
(vii)Contribution to Post retirement employee benefit trust/fund	—	—	122	122
(viii) Remuneration to relatives of key management personnel	—	—	15	15
(ix) Comission/Sitting fee
-To Holding companies	—	—	4	4
-To Key management personnel	—	—	1	1
-To relatives of key management personnel	—	—	0	0
other transactions during the year:
(i) Loans given / (repayment thereof)	0	(1)	—	(1)
(ii) Financial Guarantees (taken)/given during the year	(874)	0	69	(805)
(iii) Financial Guarantees relinquished during the year	874	0	52	926
(iv) Investments (redeemed) during the year	(199)	—	—	(199)
(v) Investments purchased *	3,812	—	—	3,812
Balances as at year end:
(i) Trade Receivables	10	—	—	10
(ii) Loans given	74	5	—	79
(iii) Other receivables and advances	605	—	—	605

486  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

				(₹ in Crore)
Particulars	entities controlling the company/fellow subsidiaries	Associates/ Joint ventures	others	total
(iv) Trade Payables	25	—	—	25
(v) Other payables	2,160	—	86	2,246
(vi) Investments	4,995	—	106	5,101
(vii) Financial guarantee given	—	—	51	51
(viii) Banking guarantee given **	115	—	—	115
(ix) Commission and consultancy fees payable to KMP and their relatives	—	—	5	5

*	Refer Note 38(H)

**

Bank gaurantee given by Vedanta Limited on behalf of Volcan Investments Limited in favour of Income Tax department, India as collateral in respect of certain tax disputes of Volcan Investments Limited.

Remuneration of key management personnel

(₹ in Crore)
Particulars	for the year ended march 31, 2019
Short-term employee benefits	41
Post employment benefits*	1
Share based payments	5

total	47

*	Does not include the provision made for gratuity and leave benefits, as they are determined on an actuarial basis for all the employees together.

h)	Structured investments purchased from Volcan investments limited

In December 2018, as part of its cash management activities, Cairn India Holdings Limited (CIHL), a step-down subsidiary of the Company, entered into a tripartite agreement with Volcan and one of its subsidiaries. Under the agreement, CIHL purchased an economic interest in a structured investment for the equity shares of Anglo American Plc (AA Plc), a company listed on the London Stock Exchange, from Volcan for a total consideration of ₹ 3,812 Crore (GBP 428 million, USD 541 million) (of which ₹ 1,816 Crore (GBP 200 million, USD 254 million) and ₹ 435 Crore (GBP 49 million, USD 64 million) was paid upto March 31, 2019 and during the year ended March 31, 2020 respectively) determined based on an independent third-party valuation. The ownership of the underlying shares, and the associated voting interests, remained with Volcan and the investment were to mature in two tranches in April 2020 and October 2020. In addition, CIHL also received a put option from Volcan. In July, 2019 , the transaction was unwound and the investments were redeemed for a total consideration of ₹ 4,485 Crore (GBP 519 million, USD 639 million), representing the actual price Volcan realised from selling the shares of AA Plc to an unrelated third-party net of applicable costs, out of which ₹ 93 Crore (GBP 10 million, USD 12 million) is outstanding.

i)	Cairn PSC and OALP guarantee to Government

Vedanta Resources Limited as a parent company has provided financial and performance guarantee to Government of India for erstwhile Cairn India Group’s obligation under the Production Sharing Contract (‘PSC’). The guarantee provides for making available financial resources equivalent to Cairn India’s share for its obligation under PSC, personnel and technical services in accordance with industry practices and any other resources in case Cairn India is unable to fulfill its obligations under PSC.

Vedanta Resources Limited has also provided parent company financial and performance guarantee to Government of India for Vedanta Limited’s obligation under the Revenue Sharing Contract (‘RSC’) in respect of 41 Blocks awarded under the Round 1 of Open Acreage Licensing Policy (OALP) by Government of India. The guarantee provides for making available financial resources equivalent to Vedanta’s share for its obligation under RSC, personnel and technical services in accordance with industry practices and any other resources in case Vedanta is unable to fulfill its obligations under RSC.

No consideration is charged for the above services and this is subject to ongoing the review and study.

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CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

J)	Cairn investment in Vedanta Resources limited Bonds

Cairn India Holdings Limited had invested ₹ 228 Crore (US$ 30.5 million) and ₹ 211 Crore (US$ 30.5 million) as at March 31, 2020 and March 31, 2019 in bonds issued by Vedanta Resources Limited (formerly Vedanta Resources Plc), which have maturities ranging from June 2021 to May 2023 at coupon ranging from 7.13% to 8.25% p.a. The carrying value of these bonds (measured at FVTPL) are ₹ 101 Crore and ₹ 223 Crore as at March 31, 2020 and March 31, 2019 respectively.

K)	Loans to holding companies

During the year ended March 31, 2016, Lisheen Milling Limited entered into a loan agreement with Twin Star Holding Limited for ₹ 67 crore (US $10 million) at an interest rate of 2.1% per annum. The loan is unsecured and the outstanding balance under the facility including interest accrued at March 31,2020 and March 31,2019 is ₹ 75 Crore and ₹ 69 Crore respectively.

l)	Loans to fellow subsidiaries

During the previous year ended March 31, 2019, the Group had renewed loan provided to Sterlite Iron and Steel Company Limited to finance project in earlier years. The loan balance as at March 31, 2020 was ₹ 5 Crore (March 31, 2019: ₹ 5 Crore). The loan is unsecured in nature and carries an interest rate of 8.50% per annum. The loan was due in March 2020. The loan has been renewed for a further period of 12 months in March 2020 and is due in March 2021.

Terms and conditions of transactions with related parties

All transactions with related parties are done in the ordinary course of business. Except as disclosed above, the Group has not recorded any impairment of receivables relating to amounts owed by related parties, for the year ended March 31, 2020. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

There are no outstanding debts or loans due from directors or other officers (as defined under Section 2(59) of the Companies Act, 2013) of the Company.

39.	SUBSEQUENT EVENTS

“The Company vide letter dated May 12, 2020 has informed the stock exchanges that it has received a letter dated May 12, 2020 from its Holding Company, Vedanta Resources Ltd. (“VRL”), wherein VRL has expressed its intention to, either individually or along with one or more subsidiaries, acquire all fully paid-up equity shares of the Company (“Equity Shares”) that are held by the public shareholders of the Company (as defined under the Delisting Regulations, to be referred to as “Public Shareholders”) and consequently voluntarily delist the Equity Shares from BSE Limited and National Stock Exchange of India Limited, the recognised stock exchanges where the Equity Shares are presently listed (“Stock Exchanges”), in accordance with the Delisting Regulations (“Delisting Proposal”) and if such delisting is successful, then to also delist the Company’s American Depositary Shares from the New York Stock Exchange (“NYSE”) and deregister the Company from the Securities and Exchange Commission (“SEC”), subject to the requirements of the NYSE and the SEC.

Further, the board of directors of the Company in their meeting held on May 18, 2020 have considered and granted their approval for the said Delisting Proposal and to seek shareholders’ approval for the said proposal.

There are no other material adjusting or non-adjusting subsequent events, except as already disclosed.

488  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

40.	INTEREST IN OTHER ENTITIES

a)	Subsidiaries

The Group consists of a parent company, Vedanta Limited, incorporated in India and a number of subsidiaries held directly and indirectly by the Group which operate and are incorporated around the world. Following are the details of shareholdings in the subsidiaries.

					The Company’s / Immediate holding company’s percentage holding (in %)
S. No	Subsidiaries	Principal activities	Country of Incorporation	Immediate holding company	As at March 31, 2020	As at March 31, 2019
1	Cairn Energy India Pty Limited	Oil and gas exploration, development and production	Australia	Cairn India Holdings Limited	100.00	100.00
2	Copper Mines of Tasmania Pty Limited (“CMT”)	Copper mining	Australia	Monte Cello BV	100.00	100.00
3	Thalanga Copper Mines Pty Limited (“TCM”)	Copper mining	Australia	Monte Cello BV	100.00	100.00
4	Bharat Aluminium Company Limited (“BALCO”)	Aluminium mining and smelting	India	Vedanta Limited	51.00	51.00
5	Electrosteel Steels Limited[2]	Manufacturing of Steel & DI Pipe	India	Vedanta Limited	95.49	90.00
6	Goa Sea Port Private Limited	Infrastructure	India	Sterlite Ports Limited	100.00	100.00
7	Hindustan Zinc Limited (“HZL”)	Zinc mining and smelting	India	Vedanta Limited	64.92	64.92
8	MALCO Energy Limited (“MEL”)	Power generation	India	Vedanta Limited	100.00	100.00
9	Maritime Ventures Private Limited	Infrastructure	India	Sterlite Ports Limited	100.00	100.00
10	Paradip Multi Cargo Berth Private Limited	Infrastructure	India	Vedanta Limited	100.00	100.00
11	Sesa Mining Corporation Limited	Iron ore mining	India	Sesa Resources Limited	100.00	100.00
12	Sesa Resources Limited (“SRL”)	Iron ore mining	India	Vedanta Limited	100.00	100.00
13	Sterlite Ports Limited	Infrastructure	India	Vedanta Limited	100.00	100.00
14	Talwandi Sabo Power Limited (“TSPL”)	Power generat ion	India	Vedanta Limited	100.00	100.00
15	Vedanta Star Limited2	Operating and holding Company	India	Vedanta Limited	—	100.00
16	Vizag General Cargo Berth Private Limited	Infrastructure	India	Vedanta Limited	100.00	100.00
17	Killoran Lisheen Finance Limited	Investment company	Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00
18	Killoran Lisheen Mining Limited	Zinc and lead mining	Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00
19	Lisheen Milling Limited	Manufacturing	Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00
20	Lisheen Mine Partnership	Mining Partnership Firm	Ireland	50% each held by Killoran Lisheen Mining Limited & Vedanta Lisheen Mining Limited	100.00	100.00
21	Vedanta Exploration Ireland Limited	Exploration company	Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  489

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

					The Company’s / Immediate holding company’s percentage holding (in %)
S. No	Subsidiaries	Principal activities	Country of Incorporation	Immediate holding company	As at March 31, 2020	As at March 31, 2019
22	Vedanta Lisheen Holdings Limited	Investment company	Ireland	THL Zinc Holing BV	100.00	100.00
23	Vedanta Lisheen Mining Limited	Zinc and lead mining	Ireland	Vedanta Lisheen Holdings Limited	100.00	100.00
24	AvanStrate Inc. (‘ASI’)	Operating & holding Company	Japan	Cairn India Holdings Limited	51.63	51.63
25	Cairn India Holdings Limited	Investment company	Jersey	Vedanta Limited	100.00	100.00
26	Western Cluster Limited	Iron ore mining	Liberia	Bloom Fountain Limited	100.00	100.00
27	Bloom Fountain Limited	Operating (Iron ore) and Investment Company	Mauritius	Vedanta Limited	100.00	100.00
28	CIG Mauritius Holdings Private Limited	Investment Company	Mauritius	Cairn Energy Hydrocarbons Limited	100.00	100.00
29	CIG Mauritius Private Limited	Investment Company	Mauritius	CIG Mauritius Holdings Private Limited	100.00	100.00
30	Sesa Sterlite Mauritius Holdings Limited **	Investment Company	Mauritius	Bloom Fountain Limited	—	100.00
31	THL Zinc Ltd	Investment company	Mauritius	THL Zinc Ventures Ltd	100.00	100.00
32	THL Zinc Ventures Limited	Investment company	Mauritius	Vedanta Limited	100.00	100.00
33	Twin Star Energy Holdings Limited (“TEHL”) **	Investment company	Mauritius	Bloom Fountain Limited	—	100.00
34	Twin Star Mauritius Holdings Limited (““TMHL””) **	Investment company	Mauritius	Twin Star Energy Holdings Limited	—	100.00
35	Amica Guesthouse (Proprietary) Limited	Accommodation and catering services	Namibia	Skorpion Zinc (Proprietary)Limited	100.00	100.00
36	Namzinc (Proprietary) Limited	Owns and operates zinc Namibia refinery		Skorpion Zinc (Proprietary)Limited	100.00	100.00
37	Skorpion Mining Company , (Proprietary) Limited (‘NZ’)	Exploration development, production and sale of zinc ore	Namibia	Skorpion Zinc (Proprietary) Limited	100.00	100.00
38	Skorpion Zinc (Proprietary)Limited (‘SZPL’)	Operating (Zinc) and Investment Company	Namibia	THL Zinc Namibia Holdings (Proprietary) Limited	100.00	100.00
39	THL Zinc Namibia Holdings (Proprietary) Limited (“VNHL”)	Mining and Exploration Namibia and Investment company		THL Zinc Ltd	100.00	100.00
40	Lakomasko BV	Investment company	Netherlands	THL Zinc Holding BV	100.00	100.00
41	Monte Cello BV (“MCBV”)	Investment company	Netherlands	Vedanta Limited	100.00	100.00
42	THL Zinc Holding BV	Investment company	Netherlands	Vedanta Limited	100.00	100.00
43	Cairn Energy Discovery Limited*	Oil and gas exploration, development and production	Scotland	Cairn India Holdings Limited	100.00	100.00
44	Cairn Energy Gujarat Block 1 Limited	Oil and gas exploration, development and production	Scotland	Cairn India Holdings Limited	100.00	100.00
45	Cairn Energy Hydrocarbons Limited	Oil and gas exploration, Cairn India Holdings development and production	Scotland***	Limited	100.00	100.00

490  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

					The Company’s / Immediate holding company’s percentage holding (in %)
S. No	Subsidiaries	Principal activities	Country of Incorporation	Immediate holding company	As at March 31, 2020	As at March 31, 2019
46	Cairn Exploration (No. 2) Limited*	Oil and gas exploration, Scotland development and production		Cairn India Holdings Limited	100.00	100.00
47	Black Mountain Mining (Proprietary) Limited	Exploration, development, production and sale of zinc, lead, copper and associated mineral concentrates	South Africa	THL Zinc Ltd	74.00	74.00
48	Cairn South Africa Pty Limited*	Oil and gas exploration, development and production	South Africa	Cairn Energy Hydrocarbons Limited	100.00	100.00
49	AvanStrate Korea Inc	Manufacturer of LCD glass substrate	South Korea	Avanstrate (Japan) Inc.	100.00	100.00
50	Cairn Lanka Private Limited	Oil and gas exploration, development and production	Sri Lanka	CIG Mauritius Private Limited	100.00	100.00
51	AvanStrate Taiwan Inc	Manufacturer of LCD glass substrate	Taiwan	Avanstrate (Japan) Inc.	100.00	100.00
52	Fujairah Gold FZC	Manufacturing of Copper Rod and Refining of Precious Metals (Gold & Silver)	United Arab Emirates	Malco Energy Limited	100.00	100.00
53	Sterlite (USA) Inc.*	Investment company	United States Vedanta Limited of America	United Arab	100.00	100.00
*	Under liquidation **Liquidated during the year ***Principal place of business is in India
1	The Group also has interest in certain trusts which are neither significant nor material to the Group.
2	Vedanta star Limited has been merged with Electrosteels steel Limited w.e.f. March 25, 2020. (Refer note 4(c))

b)	Joint operations

The Company participates in several unincorporated joint operations which involve the joint control of assets used in oil and gas exploration and producing activities which are as follows:

	Area	Participating interest (%)
Oil & Gas blocks/fields		As at March 31, 2020	As at March 31, 2019
Operating Blocks
Ravva block-Exploration, Development and Production	Krishna Godavari	22.50	22.50
CB-OS/2 – Exploration	Cambay Offshore	60.00	60.00
CB-OS/2 – Development & production	Cambay Offshore	40.00	40.00
RJ-ON-90/1 – Exploration	Rajasthan Onshore	100.00	100.00
South Africa Block1 Exploration[1]	Orange Basin South Africa	—	60.00
	Offshore
RJ-ON-90/1 – Development & production	Rajasthan Onshore	70.00	70.00
Non-operating Blocks
KG-ONN-2003/1	Krishna Godavari Onshore	49.00	49.00

(1)	South Africa Block1-Exploration was relinquished on 10 September 2019.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  491

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

c)	Interest in associates and joint ventures

Set out below are the associates and joint ventures of the Group as at March 31, 2020 which, in the opinion of the management, are not material to the Group. The country of incorporation or registration is also their principal place of business, and the proportion of ownership interest is the same as the proportion of voting rights held.

			% ownership interest
S. No.	Associates	Country of incorporation	As at March 31, 2020	As at March 31, 2019
1	RoshSkor Township (Pty) Limited	Namibia	50.00	50.00
2	Gaurav Overseas Private Limited	India	50.00	50.00

			% ownership interest
S. No.	Jointly controlled entities	Country of incorporation	As at March 31, 2020	As at March 31, 2019
1	Rampia Coal Mines and Energy Private Limited*	India	17.39	17.39
2	Madanpur South Coal Company Limited	India	17.62	17.62
3	Goa Maritime Private Limited	India	50.00	50.00
4	Rosh Pinah Health Care (Proprietary) Limited	Namibia	69.00	69.00

*	action initiated for striking-off

41.	OTHER NOTES

a)

The Scheme of Amalgamation and Arrangement amongst Sterlite Energy Limited (‘SEL’), Sterlite Industries (India) Limited (‘Sterlite’), Vedanta Aluminium Limited (‘VAL’), Ekaterina Limited (‘Ekaterina’), Madras Aluminium Company Limited (‘Malco’) and the Company (the “Scheme”) had been sanctioned by the Honourable High Court of Madras and the Honourable High Court of Judicature of Bombay at Goa and was given effect to in the year ended March 31, 2014.

Subsequently the above orders of the honourable High Court of Bombay and Madras have been challenged by Commissioner of Income Tax, Goa and Ministry of Corporate Affairs through a Special Leave Petition before the honourable Supreme Court and also by a creditor and a shareholder of the Company. The said petitions are currently pending for hearing.

b) i)

Pursuant to the Government of India’s policy of disinvestment, the Company in April 2002 acquired 26% equity interest in Hindustan Zinc Limited (HZL) from the Government of India. Under the terms of the Shareholder’s Agreement (‘SHA’), the Company had two call options to purchase all of the Government of India’s shares in HZL at fair market value. The Company exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital. The Company also acquired an additional 20% of the equity capital in HZL through an open offer, increasing its shareholding to 64.9%. The second call option provides the Company the right to acquire the Government of India’s remaining 29.5% share in HZL. This call option was subject to the right of the Government of India to sell 3.5% of HZL shares to HZL employees.

The Company exercised the second call option on July 21, 2009. The Government of India disputed the validity of the call option and refused to act upon the second call option. Consequently the Company invoked arbitration which is in the early stages. The next date of hearing is to be notified. The Government of India without prejudice to the position on the Put / Call option issue has received approval from the Cabinet for divestment and the Government is looking to divest through the auction route. Meanwhile, the Supreme Court has, in January 2016, directed status quo pertaining to disinvestment of Government of India’s residual shareholding in a public interest petition filed which is currently pending and sub-judice.

ii)

Pursuant to the Government of India’s policy of divestment, the Company in March 2001 acquired 51% equity interest in BALCO from the Government of India. Under the terms of the SHA, the Company had a call option to purchase the Government of India’s remaining ownership interest in BALCO at any point from March 2, 2004. The Company exercised this option on March 19, 2004. However, the Government of India contested the valuation and validity of the option and contended that the clauses of the SHA violate the erstwhile Companies Act, 1956 by restricting the rights of the Government of India to transfer its shares and that as a result such provisions of the SHA were null and void. In the arbitration filed by the Company, the arbitral tribunal by a majority award rejected the claims of the Company on the ground that the clauses relating to the call option, the right of first refusal, the “tag along” rights and the restriction on the transfer of shares violate the erstwhile Companies Act, 1956 and are not enforceable.

492  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

The Company has challenged the validity of the majority award before the Hon’ble High Court at Delhi and sought for setting aside the arbitration award to the extent that it holds these clauses ineffective and inoperative. The Government of India also filed an application before the High Court to partially set aside the arbitral award in respect of certain matters involving valuation. The matter is currently scheduled for hearing by the Delhi High Court on August 11, 2020. Meanwhile, the Government of India without prejudice to its position on the Put / Call option issue has received approval from the Cabinet for divestment and the Government is looking to divest through the auction route.

On January 9, 2012, the Company offered to acquire the Government of India’s interests in HZL and BALCO for ₹ 15,492 Crore and ₹ 1,782 Crore respectively. This offer was separate from the contested exercise of the call options, and Company proposed to withdraw the ongoing litigations in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the Government of India and therefore, there is no certainty that the acquisition will proceed.

In view of the lack of resolution on the options, the non-response to the exercise and valuation request from the Government of India, the resultant uncertainty surrounding the potential transaction and the valuation of the consideration payable, the Company considers the strike price of the options to be at the fair value, which is effectively nil, and hence the call options have not been recognised in the financial statements.

c)

Pursuant to Management Committee recommendation and minutes of Empowered Committee of Secretaries (ECS) filed by GoI, Vedanta Limited had considered cost recovery of ₹ 1,618 Crore (US$ 251 million) in FY 2017-18, being the cost incurred over the initially approved FDP of Pipeline Project. Vedanta Limited’s claim for the resultant profit petroleum of ₹ 322 Crore (US$ 43 million) as at March 31, 2020 (March 31, 2019:₹ 297 Crore (US$ 43 million)) (refer note 10), which had been previously paid, has been disputed by the GoI. The Group believes that it has a good case on merits to recover the amount and has therefore treated it as a non-current recoverable amount.

d)

The Department of Mines and Geology (DMG) of the State of Rajasthan initiated the royalty assessment process from Jan 2008 to 2019 and issued a show cause notice vide an office order dated January 31, 2020 amounting to ₹ 1,925 Crore. The Group has challenged (the show cause notice or / and) computation mechanism of the royalty on the ground that the State has not complied with the previous orders of Rajasthan High Court where a similar computation mechanism was challenged and Court had directed DMG to reassess basis the judicial precedents and mining concession rules. Pending compliance of previous orders, High Court has granted a stay on the notice and directed DMG not to take any coercive action. Based on the opinion of external council, the Group believes that it has strong grounds of a successful appeal, and the chances of an outcome which is not if favour of the Group is remote.

e)

In terms of various notifications issued by the Ministry of Environment, Forest and Climate Change (MoEF&CC), ash produced from thermal power plant is required to be disposed of by the Company in the manner specified in those notifications. However compliance with manner of disposal as specified in those notifications is not fully achieved due to lack of demand from user agencies. Consequently, the Company is storing some of the ash produced in ash dyke in accordance with conditions of the Environmental Clearance & Consent to Operate granted by the MOEF&CC & Odisha State Pollution Control Board (OSPCB) respectively while giving preference to supplying the same to user agencies. Management believes storage of ash in ash dykes/ ash pond in accordance with environmental clearances received by the Company are sufficient compliance with the applicable notifications issued by MoEF&CC which is supported by a legal opinion obtained.

The National Green Tribunal (NGT) has also taken cognizance of the matter and vide its order dated February 12, 2020 has ordered for levy of environmental compensation on generating companies on account of their failure to comply the aforesaid notifications. The Group has already filed an appeal against the said order with the Hon’ble Supreme Court of India (Apex Court) on the grounds that it is not in accordance with directions given by the Apex Court and methodology for determination of compensation is not reasonable. Management believes that the outcome of the appeal will not have any significant adverse financial impact on the Company which is supported by a legal opinion obtained.

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  493

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

42.	OIL & GAS RESERVES AND RESOURCES

The Group’s gross reserve estimates are updated atleast annually based on the forecast of production profiles, determined on an asset-by-asset basis, using appropriate petroleum engineering techniques. The estimates of reserves and resources have been derived in accordance with the Society for Petroleum Engineers “Petroleum Resources Management System (2018)”. The changes to the reserves are generally on account of future development projects, application of technologies such as enhanced oil recovery techniques and true up of the estimates. The management’s internal estimates of hydrocarbon reserves and resources at the year end, are as follows:

		Gross proved and probable hydrocarbons initially in place		Gross proved and probable reserves and resources		Net working interest proved and probable reserves and resources
Particulars		(mmboe)		(mmboe)		(mmboe)
	Country	As at March 31, 2020	As at March 31, 2019	As at March 31, 2020	As at March 31, 2019	As at March 31, 2020	As at March 31, 2019
Rajasthan MBA Fields	India	2,288	2,288	317	362	222	253
Rajasthan MBA EOR	India	—	—	317	293	222	205
Rajasthan Block Other Fields	India	3,535	3,405	449	428	314	299
Ravva Fields	India	692	724	28	39	6	9
CBOS/2 Fields	India	292	254	40	33	16	13
Other fields	India	348	335	43	40	25	22

Total		7,155	7,006	1,194	1,195	805	801

The Company’s net working interest proved and probable reserves is as follows:

	Proved and probable reserves		Proved and probable reserves (developed)
Particulars	Oil (mmstb)	Gas (bscf)	Oil (mmstb)	Gas (bscf)
Reserves as of April 01, 2018	98	52	71	28
Additions / revision during the year#	259	224	149	113
Production during the year	(42)	(12)	(42)	(12)

Reserves as of March 31, 2019**	315	264	178	129

Additions / revision during the year	25	61	22	38
Production during the year	(36)	(24)	(36)	(24)

Reserves as of March 31, 2020***	304	301	164	143

*	Includes probable oil reserves of 26.77 mmstb (of which 5.00 mmstb is developed) and probable gas reserves of 25.12 bscf (of which 4.17 bscf is developed)
**	Includes probable oil reserves of 116.21 mmstb (of which 16.03 mmstb is developed) and probable gas reserves of 89.00 bscf (of which 24.19 bscf is developed)
***	Includes probable oil reserves of 132.23 mmstb (of which 21.94 mmstb is developed) and probable gas reserves of 114.73 bscf (of which 42.64 bscf is developed)
#	The increase in reserve is on account of PSC extentsion for the Rajasthan and Ravva block. For more details, refer note 3(c)(A)(viii).

mmboe = million barrels of oil equivalent

mmstb = million stock tank barrels

bscf = billion standard cubic feet

1 million metric tonnes = 7.4 mmstb

1 standard cubic meter = 35.315 standard cubic feet

MBA = Mangala, Bhagyam & Aishwarya

EOR = Enhanced Oil Recovery

494  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

43.	FINANCIAL INFORMATION PURSUANT TO SCHEDULE III OF COMPANIES ACT, 2013

		Net Assets (Total assets less total liabilities)		Share in profit and loss		Share in other comprehensive income (OCI)		Share in total comprehensive income (TCI)
		As at March 31, 2020		Year ended March 31, 2020		Year ended March 31, 2020		Year ended March 31, 2020
S. No	Name of the entity	As % of consolidated net assets	Amount (₹ in Crore)	As % of consolidated profit	Amount (₹ in Crore)	As % of consolidated OCI	Amount (₹ in Crore)	As % of consolidated TCI	Amount (₹ in Crore)
	Parent
	Vedanta Limited	127.93%	69,895	101.02%	(6,732)	45.77%	384	108.98%	(6,348)
	Indian Subsidiaries
1	Hindustan Zinc Limited	73.78%	40,311	(102.12%)	6,805	(11.92%)	(100)	(115.11%)	6,705
2	Bharat Aluminium Company Limited	7.23%	3,948	1.77%	(118)	0.44%	4	1.96%	(114)
3	MALCO Energy Limited	0.42%	230	3.47%	(231)	0.00%	0	3.96%	(231)
4	Talwandi Sabo Power Limited	6.01%	3,285	(10.95%)	730	(0.05%)	(0)	(12.53%)	730
5	Sesa Resources Limited	0.02%	10	0.72%	(48)	(0.15%)	(1)	0.85%	(49)
6	Sesa Mining Corporation Limited	(0.43%)	(233)	0.57%	(38)	(0.41%)	(3)	0.71%	(41)
7	Sterlite Ports Limited	(0.01%)	(5)	0.01%	(0)	0.00%	—	0.01%	(0)
8	Vizag General Cargo Berth Private Limited	0.04%	20	(0.48%)	32	(0.03%)	(0)	(0.54%)	32
9	Paradip Multi Cargo Berth Private Limited	(0.00%)	(2)	0.00%	(0)	0.00%	—	0.00%	(0)
10	Maritime Ventures Private Limited	0.01%	8	(0.15%)	10	0.00%	—	(0.17%)	10
11	Goa Sea Port Private Limited	(0.00%)	(1)	0.00%	—	0.00%	—	0.00%	—
12	Vedanta Limited ESOS Trust	0.09%	47	0.00%	—	0.00%	—	0.00%	—
13	Electrosteel Steels Limited	6.39%	3,493	0.33%	(22)	(0.06%)	(1)	0.38%	(22)
	Foreign Subsidiaries
1	Copper Mines of Tasmania Pty Limited	(0.83%)	(456)	1.68%	(112)	0.00%	—	1.92%	(112)
2	Thalanga copper mines Pty Limited	(0.03%)	(17)	0.06%	(4)	0.00%	—	0.07%	(4)
3	Monte Cello BV	0.35%	189	(0.03%)	2	0.00%	—	(0.03%)	2
4	Bloom Fountain Limited	(14.10%)	(7,706)	3.06%	(204)	0.00%	—	3.50%	(204)
5	Western Cluster Limited	(1.62%)	(886)	0.35%	(23)	0.00%	—	0.39%	(23)
6	Sterlite (USA) Inc. *	0.00%	—	0.00%	—	0.00%	—	0.00%	—
7	Fujairah Gold FZC	(0.31%)	(170)	3.23%	(215)	0.00%	—	3.69%	(215)
8	THL Zinc Ventures Limited	2.81%	1,533	0.00%	—	0.00%	—	0.00%	—
9	THL Zinc Limited	6.68%	3,649	0.06%	(4)	0.00%	—	0.07%	(4)
10	THL Zinc Holding BV	3.10%	1,692	(0.03%)	2	0.00%	—	(0.03%)	2
11	THL Zinc Namibia Holdings (Proprietary) Limited	0.95%	520	0.00%	—	0.00%	—	0.00%	—
12	Skorpion Zinc (Proprietary) Limited	(0.00%)	(2)	0.00%	—	0.00%	—	0.00%	—
13	Skorpion Mining Company (Proprietary) Limited	(2.26%)	(1,236)	4.47%	(298)	0.00%	—	5.12%	(298)
14	Namzinc (Proprietary) Limited	2.00%	1,094	0.78%	(52)	0.00%	—	0.89%	(52)
15	Amica Guesthouse (Proprietary) Limited	0.00%	1	(0.02%)	1	0.00%	—	(0.02%)	1
16	Black Mountain Mining Proprietary Limited	2.23%	1,218	3.23%	(215)	0.16%	1	3.67%	(214)
17	Vedanta Lisheen Holdings Limited	0.05%	25	(0.26%)	17	0.00%	—	(0.29%)	17
18	Vedanta Lisheen Mining Limited	0.12%	64	0.06%	(4)	0.00%	—	0.07%	(4)
19	Killoran Lisheen Mining Limited	0.03%	15	0.02%	(1)	0.00%	—	0.02%	(1)

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  495

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

		Net Assets (Total assets less total liabilities)		Share in profit and loss		Share in other comprehensive income (OCI)		Share in total comprehensive income (TCI)
		As at March 31, 2020		Year ended March 31, 2020		Year ended March 31, 2020		Year ended March 31, 2020
S. No	Name of the entity	As % of consolidated net assets	Amount (₹ in Crore)	As % of consolidated profit	Amount (₹ in Crore)	As % of consolidated OCI	Amount (₹ in Crore)	As % of consolidated TCI	Amount (₹ in Crore)
20	Killoran Lisheen Finance Limited	0.00%	—	0.00%	—	0.00%	—	0.00%	—
21	Lisheen Milling Limited	0.27%	148	0.08%	(5)	0.00%	—	0.09%	(5)
22	Lisheen Mine Partnership	(0.01%)	(8)	0.09%	(6)	0.00%	—	0.10%	(6)
23	Lakomasko BV	0.00%	—	0.00%	—	0.00%	—	0.00%	—
24	Vedanta Exploration Ireland Limited	0.00%	0	0.00%	—	0.00%	—	0.00%	—
25	Cairn India Holdings Limited	18.23%	9,961	(12.58%)	838	0.00%	—	(14.39%)	838
26	Cairn Energy Hydrocarbons Limited	11.53%	6,297	(11.61%)	774	0.00%	—	(13.29%)	774
27	Cairn Lanka (Private) Limited	(0.90%)	(492)	0.02%	(1)	0.00%	—	0.02%	(1)
28	Cairn South Africa (Pty) Limited	(0.00%)	(1)	0.00%	—	0.00%	—	0.00%	—
29	CIG Mauritius Holding Private Ltd.	0.00%	—	0.02%	(1)	0.00%	—	0.02%	(1)
30	CIG Mauritius Private Limited	0.00%	1	0.00%	—	0.00%	—	0.00%	—
31	Cairn Energy Discovery Limited	0.00%	0	0.00%	(0)	0.00%	—	0.00%	(0)
32	Cairn Exploration (No. 2) Limited	0.00%	—	0.00%	—	0.00%	—	0.00%	—
33	Cairn Energy Gujarat Block 1 Limited	0.00%	2	0.00%	—	0.00%	—	0.00%	—
34	Cairn Energy India Pty Limited	0.00%	—	0.00%	—	0.00%	—	0.00%	—
35	AvanStrate Inc	(4.09%)	(2,235)	1.05%	(70)	0.00%	—	1.20%	(70)
36	AvanStrate Korea Inc	(3.53%)	(1,926)	(6.60%)	440	0.00%	—	(7.55%)	440
37	AvanStrate Taiwan Inc	6.08%	3,321	5.19%	(346)	0.00%	—	5.94%	(346)
	Non-controlling interests in all subsidiaries	(31.32%)	(17,112)	28.81%	(1,920)	14.66%	123	30.85%	(1,797)
	Associates (per Equity method)
	Indian
1	Gaurav Overseas Private Limited	0.00%	0	0.00%	(0)	0.00%	—	0.00%	(0)
	Foreign
1	RoshSkor Township (Pty) Ltd	0.00%	3	0.00%	(0)	0.00%	—	0.00%	(0)
	Joint ventures (per Equity method)
	Indian
1	Madanpur South Coal Company Limited	0.00%	1	0.00%	(0)	(0.00%)	(0)	0.00%	(0)
2	Goa Maritime Private Limited	(0.00%)	(0)	(0.00%)	0	0.00%	—	(0.00%)	0
3	Rampia Coal Mines & Energy Private Limited	0.00%	0	(0.00%)	0	0.00%	—	(0.00%)	0
	Foreign
4	Rosh Pinah Health Care (Proprietary) Limited	0.00%	1	(0.01%)	0	0.00%	—	(0.01%)	0
	Consolidation Adjustments/ Eliminations [a]	(116.88%)	(63,859)	84.71%	(5,645)	51.61%	433	89.48%	(5,212)
	Total	100.00%	54,635	100.00%	(6,664)	100.00%	839	100.00%	(5,825)

*	Under liquidation
a

Consolidation adjustments/eliminations include intercompany eliminations, consolidation adjustments and GAAP differences. Exchange Rates as at March 31, 2020: 1 AUD= ₹ 45.9423, 1 USD = ₹ 74.8109, 1 AED = ₹ 20.365, 1 NAD = ₹ 4.1812, 1 ZAR = ₹ 4.1812, 1 JPY = ₹ 0.691972 Average Exchange Rates for the year ended March 31, 2020: 1 AUD= ₹ 48.3013, 1 USD = ₹ 70.8601, 1 AED = ₹ 19.2895, 1 NAD = ₹ 4.7931, 1 ZAR = ₹ 4.7931, 1 JPY = ₹ 0.651998

496      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

		Net Assets (Total assets less total liabilities)		Share in profit and loss		Share in other comprehensive income (OCI)		Share in total comprehensive income (TCI)
		As at March 31, 2019		Year ended March 31, 2019		Year ended March 31, 2019		Year ended March 31, 2019
S. No	Name of the entity	As % of consolidated net assets	Amount (₹ in Crore)	As % of consolidated profit	Amount (₹ in Crore)	As % of consolidated OCI	Amount (₹ in Crore)	As % of consolidated TCI	Amount (₹ in Crore)
	Parent
	Vedanta Limited	125.01%	77,880	71.83%	5,075	71.28%	417	71.79%	5,492
	Indian Subsidiaries
1	Hindustan Zinc Limited	53.94%	33,605	112.61%	7,956	(16.07%)	(94)	102.77%	7,862
2	Bharat Aluminium Company Limited	6.52%	4,062	8.11%	573	(6.08%)	(36)	7.02%	537
3	MALCO Energy Limited	0.74%	461	0.01%	1	0.05%	0	0.02%	1
4	Talwandi Sabo Power Limited	4.10%	2,556	(0.78%)	(55)	(0.05%)	(0)	(0.72%)	(55)
5	Sesa Resources Limited	0.09%	59	(0.50%)	(35)	0.00%	0	(0.46%)	(35)
6	Sesa Mining Corporation Limited	(0.30%)	(190)	(0.48%)	(34)	0.00%	0	(0.44%)	(34)
7	Sterlite Ports Limited	(0.01%)	(4)	(0.01%)	(0)	0.00%	—	(0.00%)	(0)
8	Vizag General Cargo Berth Private Limited	(0.02%)	(11)	(0.47%)	(33)	(0.00%)	(0)	(0.43%)	(33)
9	Paradip Multi Cargo Berth Private Limited	(0.00%)	(1)	(0.00%)	(0)	0.00%	—	(0.00%)	(0)
10	Maritime Ventures Private Limited	(0.00%)	(3)	0.06%	4	0.00%	—	0.05%	4
11	Goa Sea Port Private Limited	(0.00%)	(1)	(0.00%)	(0)	0.00%	—	(0.00%)	(0)
12	Vedanta Limited ESOS Trust	0.08%	47	0.31%	22	0.00%	—	0.29%	22
13	Vedanta Star Limited*	2.83%	1,761	(0.13%)	(9)	0.00%	—	(0.12%)	(9)
14	Electrosteel Steels Limited**	5.85%	3,646	16.82%	1,188	0.14%	1	15.54%	1,189
	Foreign Subsidiaries
1	Copper Mines of Tasmania Pty Limited	(0.60%)	(376)	(1.23%)	(87)	0.00%	—	(1.14%)	(87)
2	Thalanga copper mines Pty Limited	(0.02%)	(11)	0.11%	8	0.00%	—	0.10%	8
3	Monte Cello BV	0.28%	172	0.03%	2	0.00%	—	0.03%	2
4	Bloom Fountain Limited	(13.58%)	(8,463)	(2.73%)	(193)	0.00%	—	(2.52%)	(193)
5	Western Cluster Limited	(1.28%)	(797)	(0.31%)	(22)	0.00%	—	(0.29%)	(22)
6	Sterlite (USA) Inc. ***	0.00%	—	0.00%	—	0.00%	—	0.00%	—
7	Fujairah Gold FZC	0.08%	52	(0.03%)	(2)	(2.22%)	(13)	(0.20%)	(15)
8	THL Zinc Ventures Limited	(5.50%)	(3,425)	(0.00%)	(0)	0.00%	—	(0.00%)	(0)
9	THL Zinc Limited	(4.53%)	(2,821)	(0.07%)	(5)	0.00%	—	(0.07%)	(5)
10	THL Zinc Holding BV	(3.56%)	(2,218)	(0.01%)	(1)	0.00%	—	(0.01%)	(1)
11	THL Zinc Namibia Holdings ₹(Proprietary) Limited	0.95%	594	0.00%	—	0.00%	—	0.00%	—
12	Skorpion Zinc (Proprietary) Limited	(0.00%)	(2)	0.00%	0	0.00%	—	0.00%	0
13	Skorpion Mining Company (Proprietary) Limited	(1.79%)	(1,115)	(4.69%)	(331)	0.00%	—	(4.33%)	(331)
14	Namzinc (Proprietary) Limited	2.09%	1,302	1.08%	76	0.00%	—	0.99%	76
15	Amica Guesthouse (Proprietary) Limited	(0.00%)	(0)	0.01%	1	0.00%	—	0.01%	1

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  497

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

		Net Assets (Total assets less total liabilities)		Share in profit and loss		Share in other comprehensive income (OCI)		Share in total comprehensive income (TCI)
		As at March 31, 2019		Year ended March 31, 2019		Year ended March 31, 2019		Year ended March 31, 2019
S. No	Name of the entity	As % of consolidated net assets	Amount (₹ in Crore)	As % of consolidated profit	Amount (₹ in Crore)	As % of consolidated OCI	Amount (₹ in Crore)	As % of consolidated TCI	Amount (₹ in Crore)
16	Black Mountain Mining Proprietary Limited	2.52%	1,569	2.49%	176	0.34%	2	2.33%	178
17	Vedanta Lisheen Holdings Limited	0.01%	7	0.00%	—	0.00%	—	0.00%	—
18	Vedanta Lisheen Mining Limited	0.06%	40	(0.17%)	(12)	0.00%	—	(0.16%)	(12)
19	Killoran Lisheen Mining Limited	0.02%	14	0.20%	14	0.00%	—	0.18%	14
20	Killoran Lisheen Finance Limited	0.00%	2	0.00%	—	0.00%	—	0.00%	—
21	Lisheen Milling Limited	0.25%	157	0.01%	1	0.00%	—	0.01%	1
22	Lisheen Mine Partnership	0.00%	—	(0.33%)	(23)	0.00%	—	(0.30%)	(23)
23	Lakomasko BV	0.00%	0	(0.00%)	(0)	0.00%	—	(0.00%)	(0)
24	Vedanta Exploration Ireland Limited	0.00%	0	0.00%	—	0.00%	—	0.00%	—
25	Cairn India Holdings Limited	16.80%	10,469	28.32%	2,001	0.00%	—	26.16%	2,001
26	Cairn Energy Hydrocarbons Limited	9.88%	6,154	14.55%	1,028	0.00%	—	13.44%	1,028
27	Cairn Lanka (Private) Limited	(0.73%)	(455)	(0.01%)	(1)	0.00%	—	(0.01%)	(1)
28	Cairn South Africa (Pty) Limited	(0.03%)	(19)	(0.03%)	(2)	0.00%	—	(0.03%)	(2)
29	CIG Mauritius Holding Private Limited	(0.00%)	(0)	(0.00%)	(0)	0.00%	—	(0.00%)	(0)
30	CIG Mauritius Private Limited	(0.00%)	(0)	(0.00%)	(0)	0.00%	—	(0.00%)	(0)
31	Cairn Energy Discovery Limited	(0.00%)	(0)	(0.00%)	(0)	0.00%	—	(0.00%)	(0)
32	Cairn Exploration (No. 2) Limited	0.00%	—	0.00%	—	0.00%	—	0.00%	—
33	Cairn Energy Gujarat Block 1 Limited	0.00%	2	0.00%	0	0.00%	—	0.00%	0
34	Cairn Energy India Pty Limited	0.00%	—	0.00%	—	0.00%	—	0.00%	—
35	AvanStrate Inc	(3.13%)	(1,952)	(0.13%)	(9)	0.00%	—	(0.12%)	(9)
36	AvanStrate Korea Inc	(2.34%)	(1,457)	(0.68%)	(48)	0.00%	—	(0.63%)	(48)
37	AvanStrate Taiwan Inc	4.88%	3,043	(1.15%)	(81)	0.00%	—	(1.06%)	(81)
	Non-controlling interests in all subsidiaries	(24.44%)	(15,227)	(37.27%)	(2,633)	21.88%	128	(32.75%)	(2,505)
	Associates (per Equity method)
	Indian
1	Gaurav Overseas Private Limited	0.00%	0	(0.00%)	(0)	0.00%	—	(0.00%)	(0)
	Foreign
1	RoshSkor Township (Pty) Ltd	0.01%	4	0.00%	0	0.00%	—	0.00%	0
	Joint ventures (per Equity method)
	Indian
1	Madanpur South Coal Company Limited	0.00%	1	(0.00%)	(0)	0.01%	0	0.00%	0
2	Goa Maritime Private Limited	(0.00%)	(0)	0.00%	0	0.00%	—	0.00%	0

498      VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

		Net Assets (Total assets less total liabilities)		Share in profit and loss		Share in other comprehensive income (OCI)		Share in total comprehensive income (TCI)
		As at March 31, 2019		Year ended March 31, 2019		Year ended March 31, 2019		Year ended March 31, 2019
S. No	Name of the entity	As % of consolidated net assets	Amount (₹ in Crore)	As % of consolidated profit	Amount (₹ in Crore)	As % of consolidated OCI	Amount (₹ in Crore)	As % of consolidated TCI	Amount (₹ in Crore)
3	Rampia Coal Mines & Energy Private Limited	0.00%	0	0.00%	0	0.00%	—	0.00%	0
	Foreign
4	Rosh Pinah Health Care (Proprietary) Limited	0.00%	1	0.00%	0	0.00%	—	0.00%	0
	Consolidation Adjustments/ Eliminations [a]	(75.15%)	(46,815)	(105.37%)	(7,445)	30.77%	180	(94.97%)	(7,265)

	Total	100.00%	62,297	100.00%	7,065	100.00%	585	100.00%	7,650

*	Incorporated during the current year
**	Purchased during the year. Items of Profit and loss, OCI and TCI are for the full financial year
***	Under liquidation
(a)

Consolidation adjustments/eliminations include intercompany eliminations , consolidation adjustments and GAAP differences. Exchange Rates as at March 31, 2019: 1 AUD= ₹ 49.0217, 1 USD = ₹ 69.1713, 1 AED = ₹ 18.8298, 1 NAD = ₹ 4.7774, 1 ZAR = ₹ 4.7774, 1 JPY = ₹ 62.5200 Average Exchange Rates for the year ended March 31, 2019: 1 AUD= ₹ 50.7580, 1 USD = ₹ 69.8889, 1 AED = ₹ 19.0228, 1 NAD = ₹ 5.0802, 1 ZAR = ₹ 5.0802, 1 JPY = ₹ 63.0396

In addition to the above, liquidation of three other subsidiaries of the Company namely, Twin Star Mauritius Holdings Limited, Twin Star Energy Holdings Limited and Sesa Sterlite Mauritius Holdings Limited was accepted by the Director of Insolvency Service, Mauritius during the year ended March 31, 2019.

See accompanying notes to the financial statements

As per our report of even date	For and on behalf of the Board of Directors

For S.R. Batliboi & Co. LLP	Anil Agarwal	Sunil Duggal
Chartered Accountants	Non-Executive Chairman	Interim Chief Executive Officer
ICAI Firm Registration No. 301003E/E300005	DIN: 00010883	PAN AAMPD1109M

per Sudhir Soni	GR Arun Kumar	Prerna Halwasiya
Partner	Whole-Time Director and	Company Secretary
Membership No: 41870	Chief Financial Officer	ICSI Membership No. A20856
DIN: 01874769

Place: Mumbai
Date: June 06, 2020

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  499

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

FORM AOC-I

Salient features of Subsidiaries pursuant to first proviso to sub section (3) of section 129 read with rule 5 of Companies (Accounts) Rules, 2014

														(₹ in Crore)
SI. No.	Name of theSubsidiary	Reporting Period	Reporting Currency	Share Capital	Reserves & Surplus	Total Assets	Total Liabilities	Investments (excluding Investment in Subsidiary)	Turnover	Profit/(Loss) Before Taxation	Provision for Taxation expense/ (credit)	Profit/ (Loss) After Taxation	Proposed Dividend	% of shareholding
1	Bharat Aluminium Company Limited	April to March	INR - INDIAN RUPEE	221	3,727	14,200	10,252	250	8,859	(206)	(88)	(118)	0.00	51
2	Copper Mines of Tasmania Pty Limited	April to March	AUD - Australian Dollar	0	(456)	56	512	—	1	(112)	—	(112)	0.00	100
3	Thalanga Copper Mines Pty Limited	April to March	AUD - Australian Dollar	3	(20)	7	24	—	—	(4)	—	(4)	0.00	100
4	Monte Cello BV	April to March	USD - United States Dollar	0	189	208	19	—	—	3	1	2	0.00	100
5	Hindustan Zinc Limited	April to March	INR - INDIAN RUPEE	845	39,465	46,975	6,664	20,329	18,561	8,390	1,585	6,805	0.00	64.92
6	MALCO Energy Limited	April to March	INR - INDIAN RUPEE	5	225	286	56	148	(0)	(231)	—	(231)	0.00	100
7	Fujairah Gold FZC	April to March	AED - Emirati Dirham	6,841	(7,011)	1,013	1,183	—	3,082	(215)	—	(215)	0.00	100
8	Talwandi Sabo Power Limited	April to March	INR - INDIAN RUPEE	3,207	79	12,652	9,367	—	4,817	323	(408)	730	0.00	100
9	Sterlite (USA) Inc.*	April to March	USD - United States Dollar	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	100
10	THL Zinc Ventures Limited	April to March	USD - United States Dollar	127	1,405	1,533	—	—	—	—	—	—	0.00	100
11	THL Zinc Ltd	April to March	USD - United States Dollar	134	3,514	4,080	431	—	—	(4)	—	(4)	0.00	100
12	THL Zinc Holding BV	April to March	USD - United States Dollar	94	1,598	2,337	645	—	—	1	(1)	2	0.00	100
13	THL Zinc Namibia Holdings (Proprietary) Ltd	April to March	NAD - Namibian Dollar	0	520	526	6	—	—	—	—	—	0.00	100
14	Skorpion Zinc (Proprietary) Limited	April to March	NAD - Namibian Dollar	0	(2)	409	411	4	—	—	—	—	0.00	100
15	Skorpion Mining Company (Proprietary) Limited	April to March	NAD - Namibian Dollar	0	(1,235)	1,393	2,629	—	197	(298)	—	(298)	0.00	100
16	Namzinc (Proprietary) Limited	April to March	NAD - Namibian Dollar	0	1,094	2,619	1,525	—	1,131	(52)	—	(52)	0.00	100
17	Amica Guesthouse (Proprietary) Limited	April to March	NAD - Namibian Dollar	0	1	2	1	—	3	1	—	1	0.00	100
18	Black Mountain Mining (Proprietary) Limited	April to March	ZAR - South African Rand	0	1,218	3,739	2,521	—	1,994	(299)	(83)	(215)	0.00	74
19	Vedanta Lisheen Holdings Limited	April to March	USD - United States Dollar	0	25	26	1	—	—	17	—	17	0.00	100
20	Vedanta Lisheen Mining Limited	April to March	USD - United States Dollar	0	64	65	0	—	—	(4)	(0)	(4)	0.00	100
21	Killoran Lisheen Mining Limited	April to March	USD - United States Dollar	0	15	15	0	—	—	(2)	(0)	(1)	0.00	100
22	Killoran Lisheen Finance Limited	April to March	USD - United States Dollar	0	—	0	—	—	—	—	—	—	0.00	100
23	Lisheen Milling Limited	April to March	USD - United States Dollar	0	148	165	16	—	—	(4)	1	(5)	0.00	100
24	Lisheen Mine Partnership	April to March	USD - United States Dollar	—	—	11	19	—	—	(6)	—	(6)	0.00	100
25	Sterlite Ports Limited	April to March	INR - INDIAN RUPEE	0	(5)	0	5	—	—	(0)	—	(0)	0.00	100
26	Vizag General Cargo Berth Private Limited	April to March	INR - INDIAN RUPEE	32	(12)	628	608	50	171	(24)	(56)	32	0.00	100

500  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

FORM AOC-I

Salient features of Subsidiaries pursuant to first proviso to sub section (3) of section 129 read with rule 5 of Companies (Accounts) Rules, 2014

														(₹ in Crore)
SI. No.	Name of the Subsidiary	Reporting Period	Reporting Currency	Share Capital	Reserves & Surplus	Total Assets	Total Liabilities	Investments (excluding Investment in Subsidiary)	Turnover	Profit/ (Loss) Before Taxation	Provision for Taxation expense/ (credit)	Profit/ (Loss) After Taxation	Proposed Dividend	% of shareholding
27	Cairn India Holdings Limited	April to March	USD - United States Dollar	5,652	4,308	13,956	3,995	5,818	—	844	6	838	0.00	100
28	Cairn Energy Hydrocarbons Limited	April to March	USD - United States Dollar	4,306	1,990	10,392	4,095	1,653	5,904	1,593	820	774	0.00	100
29	Cairn Lanka (Private) Limited	April to March	USD - United States Dollar	1,275	(1,767)	10	502	1	—	(1)	—	(1)	0.00	100
30	Cairn South Africa (Pty) Limited	April to March	USD - United States Dollar	288	(289)	—	1	—	—	—	—	—	0.00	100
31	CIG Mauritius Holding Private Limited	April to March	USD - United States Dollar	1,756	(1,756)	—	—	—	—	(1)	—	(1)	0.00	100
32	CIG Mauritius Private Limited	April to March	USD - United States Dollar	1,753	(1,752)	1	—	—	—	—	—	—	0.00	100
33	Cairn Energy Discovery Limited	April to March	USD - United States Dollar	0	(0)	0	(0)	—	—	(0)	—	(0)	0.00	100
34	Cairn Exploration (No. 2) Limited	April to March	USD - United States Dollar	4	(4)	—	—	—	—	—	—	—	0.00	100
35	Cairn Energy Gujarat Block 1 Limited	April to March	USD - United States Dollar	2	—	2	—	2	—	—	—	—	0.00	100
36	Cairn Energy India Pty Limited	January to December	USD - United States Dollar	(0)	(0)	(0)	0	—	—	—	—	—	0.00	100
37	Paradip Multi Cargo Berth Private Limited	April to March	INR - INDIAN RUPEE	0	(1)	4	6	—	—	(0)	—	(0)	0.00	100
38	Bloom Fountain Limited	April to March	USD - United States Dollar	16,749	(24,455)	—	7,706	—	—	(204)	—	(204)	0.00	100
39	Western Cluster Limited	April to March	USD - United States Dollar	—	(886)	1	887	—	—	(23)	—	(23)	0.00	100
40	Sesa Resources Limited	April to March	INR - INDIAN RUPEE	1	10	130	120	—	11	(48)	—	(48)	0.00	100
41	Sesa Mining Corporation Limited	April to March	INR - INDIAN RUPEE	12	(243)	130	363	—	3	(38)	—	(38)	0.00	100
42	Vedanta Exploration Ireland Limited	April to March	USD - United States Dollar	0	—	0	—	—	—	—	—	—	0.00	100
43	Maritime Ventures Private Limited	April to March	INR - INDIAN RUPEE	0	8	40	32	27	68	11	1	10	0.00	100
44	Lakomasko BV	April to March	USD - United States Dollar	0	—	—	—	—	—	—	—	—	0.00	100
45	Goa Sea Port Private Limited	April to March	INR - INDIAN RUPEE	0	(1)	2	3	—	—	—	—	—	0.00	100
46	Vedanta Limited ESOS Trust	April to March	INR - INDIAN RUPEE	0	47	381	334	0.00	—	0	—	0	0.00	100
47	AvanStrate Inc	April to March	JPY - Japanese Yen	7	(2,242)	3,148	5,383	—	—	(81)	(11)	(70)	0.00	51.63
48	AvanStrate Korea Inc	April to March	JPY - Japanese Yen	909	(2,835)	398	2,324	—	19	440	—	440	0.00	100
49	AvanStrate Taiwan Inc	April to March	JPY - Japanese Yen	396	2,925	3,857	536	—	291	(279)	67	(346)	0.00	100
50	Electrosteel Steels Limited	April to March	INR - INDIAN RUPEE	1,849	1,644	8,400	4,907	1,100	4,378	(22)	(0)	(22)	0.00	95.74

a.	Exchange Rates as at March 31, 2020: 1 AUD = ₹ 45.9423, 1 USD = ₹ 74.8109, 1 AED = ₹ 20.365, 1 NAD = ₹ 4.1812, 1 ZAR = ₹ 4.1812, 1 JPY = ₹ 0.691972
b.	Average Exchange Rates for the year ended March 31, 2020: 1 AUD = ₹ 48.3013, 1 USD = ₹ 70.8601, 1 AED = ₹ 19.2895, 1 NAD = ₹ 4.7931, 1 ZAR = ₹ 4.7931, 1 JPY = ₹ 0.651998
**	Purchased during the year. Items of Profit and Loss are for the full financial year.
*	Under liquidation

VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20  501

CONSOLIDATED

NOTES FORMING PART OF THE FINANCIAL STATEMENTS

as at and for the year ended March 31, 2020

FORM AOC-I

Salient features of Associate companies and Joint Ventures pursuant to first proviso to sub section (3) of section 129 read with rule 5 of Companies (Accounts) Rules, 2014

							(₹ in Crore)
S. No	Name of Associates/Joint Ventures	RoshSkor Township (Pty) Ltd	Gaurav Overseas Private Limited	Madanpur South Coal Company Limited	Goa Maritime Private Limited	Rampia Coal Mines & Energy Private Limited*	Rosh Pinah Health Care (Proprietary) Limited
1	Latest audited Balance sheet date	June 30, 2019	March 31, 2020	March 31, 2020	March 31, 2020	March 31, 2020	December 31, 2019
2	Shares of Associate/Joint Ventures held by the Company at the year end
	- Number	50	3,23,000	1,14,421	5,000	2,72,29,539	69
	- Amount of investment (₹ Crore)	4	0	2	0	3	0
	- % of holding	50.00%	50.00%	17.62%	50.00%	17.39%	69.00%
3	Description of how there is significant influence	Associate	Associate	Joint Venture	Joint Venture	Joint Venture	Joint Venture
4	Reason why the Associate / Joint Venture is not consolidated	Consolidated	Consolidated	Consolidated	Consolidated	Consolidated	Consolidated
5	Networth attributable to shareholding as per latest audited Balance sheet (₹ Crore)	3	0	1	(0)	0	0.97
6	Profit/(Loss) for the year (₹ Crore)	(0)	(0)	(0)	0	0	0.34

*	applied for striking off

For S.R. Batliboi & Co. LLP	Anil Agarwal	Sunil Duggal
Chartered Accountants	Non-Executive Chairman	Interim Chief Executive Officer
ICAI Firm Registration No. 301003E/E300005	DIN: 00010883	PAN AAMPD1109M

per Sudhir Soni	GR Arun Kumar	Prerna Halwasiya
Partner	Whole-Time Director and	Company Secretary
Membership No: 41870	Chief Financial Officer	ICSI Membership No. A20856
DIN: 01874769

Place: Mumbai

Date: June 06, 2020

502  VEDANTA LIMITED | INTEGRATED REPORT AND ANNUAL ACCOUNTS 2019-20

NOTES

NOTES

VEDANTA LIMITED

1st Floor, ‘C’ wing, Unit 103, Corporate Avenue,

Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

CIN: L13209MH1965PLC291394 | www.vedantalimited.com

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